As filed with the Securities and Exchange Commission on September 1, 2021
No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Chesapeake Energy Corporation
(Exact name of registrant as specified in its charter)

Oklahoma (State or other jurisdiction of incorporation or organization)	1311 (Primary Standard Industrial Classification Code Number)	73-1395733 (I.R.S. Employer Identification No.)
6100 North Western Avenue
Oklahoma City, Oklahoma
(405) 848-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Domenic J. Dell’Osso, Jr.
Executive Vice President -Chief Financial Officer
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
(405) 848-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:
William N. Finnegan IV Kevin M. Richardson Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Benjamin E. Russ Chesapeake Energy Corporation 6100 North Western Avenue Oklahoma City, Oklahoma 73118 (405) 848-8000	Jonathan C. Curth Vine Energy Inc. 5800 Granite Parkway, Suite 550 Plano, Texas 75024 (469) 606-0540	Michael W. Rigdon Kirkland & Ellis LLP 609 Main Street Houston, Texas 77002 (713) 836-3600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.   ☐
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer ☐)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Security	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)(3)
Common stock, par value $0.01 per share	19,134,592	N/A	$1,125,292,525.66	$122,769.42

(1)
Represents the maximum number of shares of common stock, par value $0.01 per share (“Chesapeake common stock”), of Chesapeake Energy Corporation (“Chesapeake”) estimated to be issuable in the merger, or subject to restricted stock awards, performance share unit awards, employee deferred shares or other equity-based awards that are assumed by Chesapeake (or otherwise converted into restricted stock awards or restricted stock units of Chesapeake common stock) upon the completion of the merger with Vine Energy, Inc. (“Vine”) described herein. The number of shares of Chesapeake common stock being registered is based on (a) (i) 41,040,721 shares of Class A common stock, par value $0.01 per share (“Vine Class A common stock”), of Vine outstanding as of August 27, 2021, (ii) 34,218,535 shares of Vine Class A common stock issuable upon the exchange of 34,218,535 Class B units representing a limited liability company interest in Vine Energy Holdings, LLC outstanding as of August 27, 2021 and (iii) 1,710,137 shares of Vine common stock underlying outstanding restricted stock unit awards granted under Vine’s equity incentive plan(s) as of August 27, 2021, in the event such awards are satisfied at the target level, and (b) the exchange ratio of 0.2486 shares of Chesapeake common stock for each share of Vine common stock.

(2)
Calculated pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee based on the average of the high and low prices for shares of Vine Class A common stock as reported on the New York Stock Exchange on August 27, 2021 ($14.62 per share), multiplied by the estimated maximum number of shares (76,969,393) that may be exchanged or converted for the securities being registered.

(3)
The registration fee for the securities registered hereby has been calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended, by multiplying the proposed maximum aggregate offering price for the securities by 0.0001091.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. The securities offered by this proxy statement/prospectus may not be issued until the registration statement containing this proxy statement/prospectus as filed with the Securities and Exchange Commission has been declared effective. This proxy statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 2021
LETTER TO STOCKHOLDERS OF VINE ENERGY INC.
Dear Stockholders of Vine Energy Inc.:
On August 10, 2021, Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), Hannibal Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Chesapeake (“Merger Sub Inc.”), Hannibal Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Chesapeake (“Merger Sub LLC” and, together with Merger Sub Inc., the “Merger Subs”), Vine Energy Inc., a Delaware corporation (“Vine”), and Vine Energy Holdings LLC, a Delaware limited liability company (“Holdings”), entered into an Agreement and Plan of Merger (the “merger agreement”), under which, upon the terms and subject to the conditions set forth therein, Merger Sub Inc. will be merged with and into Vine (the “First Merger”) and, as a result, the separate existence of Merger Sub Inc. shall cease and Vine shall continue its existence under the laws of the State of Delaware as the surviving corporation and as a wholly owned subsidiary of Chesapeake (in such capacity, the “surviving corporation”) and immediately after the First Merger, the surviving corporation will be merged with and into Merger Sub LLC (the “Second Merger” and, together with the First Merger, the “merger” or the “integrated mergers”) and, as a result, the separate existence of the surviving corporation shall cease and Merger Sub LLC shall continue its existence under the laws of the State of Delaware as the surviving company and as a wholly owned subsidiary of Chesapeake (in such capacity, the “surviving company”).
If the First Merger is completed, the Vine stockholders (as defined below) will receive, in exchange for each share of Class A common stock, par value $0.01 per share of Vine (“Vine Class A common stock”), held immediately prior to the First Merger, $1.20 in cash, without interest (the “cash consideration”), and 0.2486 shares (the “exchange ratio”) of Chesapeake’s common stock, par value $0.01 per share (“Chesapeake common stock”) (such shares the “share consideration” and, together with the cash consideration, the “merger consideration”). The board of directors of Vine (the “Vine board”) has unanimously approved the merger agreement and recommends that Vine stockholders vote in favor of adopting the merger agreement.
Based on Chesapeake’s closing stock price on            , 2021, the most recent practicable date for which such information was available, the merger consideration represented approximately $       in value per share of Vine Class A common stock, which represents a premium of approximately     % over Vine’s closing stock price on August 10, 2021, the last trading day before the public announcement of the execution of the merger agreement with Chesapeake. The value of the merger consideration to be received in exchange for each share of Chesapeake common stock will fluctuate with the market value of Chesapeake common stock until the transaction is complete. Chesapeake common stock is quoted on the Nasdaq Global Select Market under the symbol “CHK,” and Vine Class A common stock is quoted on the New York Stock Exchange under the symbol “VEI.” Following the completion of the merger, it is anticipated that persons who were shareholders of Chesapeake and stockholders of Vine immediately prior to the merger will own approximately 84% and 16%, respectively, of the combined company following the merger (without giving effect to the exercise of outstanding Chesapeake warrants).
The merger cannot be completed without approval of the proposal to adopt the merger agreement by the affirmative vote of holders of a majority of the outstanding shares of Vine Class A common stock and Vine Class B common stock, par value $0.01 per share (“Vine Class B common stock” and, together with Vine Class A common stock, “Vine common stock”, and such holders, the “Vine stockholders”), voting together as a single class and entitled to vote thereon. Because of this, Vine is holding a special meeting of its stockholders on            , 2021 to vote on the proposal necessary to complete the merger. At the special meeting, Vine stockholders will also be asked to approve the non-binding compensation advisory proposal and the adjournment proposal, both of which are not a condition to the consummation of the merger. Information about the special meeting, the merger, the merger agreement, and the other business to be considered by Vine stockholders at the special meeting is contained in this proxy statement/prospectus. The board of directors of Vine (the “Vine board”) has fixed the close of business on            , 2021 as the record date for the determination of Vine stockholders entitled to notice of, and to vote at, the special meeting (the “Vine record date”). Any stockholder entitled to attend and vote at the special meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Vine common stock. We urge you to carefully read this proxy statement/prospectus and the annexes and documents incorporated by reference herein. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 18.
In connection with the execution of the merger agreement, certain funds affiliated with Blackstone Inc. and certain members of Vine management (the “Legacy Vine Holders”), which beneficially own an aggregate of 54,819,256 shares of Vine common stock (consisting of 20,600,721 shares of Vine Class A common stock and 34,218,535 shares of Vine Class B common stock), entered into the merger support agreement with Chesapeake and Vine (the “merger support agreement”), pursuant to which the Legacy Vine Holders have agreed to vote their shares (i) in favor of the matters to be submitted to Vine’s stockholders in connection with the merger and (ii) against specific actions that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the transactions contemplated by the merger, subject to the terms and conditions set forth in the merger support agreement. Each Legacy Vine Holder also granted an irrevocable proxy to Chesapeake or any executive officer of Chesapeake designated by Chesapeake in writing to act for and on such stockholder’s behalf, and in such stockholder’s name, place and stead, solely in the event that such stockholder fails to comply in any material respect with its obligations under the merger support agreement in a timely manner, to vote such stockholder’s shares and grant all written consents with respect thereto and to represent such stockholder at any stockholder meeting held for the purpose of voting on the adoption of the merger agreement. As of the Vine record date, the Legacy Vine Holders hold and are entitled to vote in the aggregate approximately     % of the issued and outstanding shares of Vine common stock entitled to vote at the Vine special meeting. Accordingly, as long as the Vine board does not change its recommendation with respect to such proposal, approval of the merger proposal at the Vine special meeting is assured. In the event that the Vine board changes its recommendation to its stockholders to approve and adopt the merger agreement, the voting obligation of the Legacy Vine Holders under the merger support agreement will be reduced to the number of shares equal to 35% of the outstanding shares of Vine’s common stock. For more information, please see the section entitled “Vine Special Meeting — Voting and Support Agreement with Blackstone Inc. and Vine Management” beginning on page 36.
The Vine board has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, the Vine stockholders, approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and directed that the merger agreement be submitted to Vine stockholders for adoption at a meeting of such stockholders, and unanimously recommends that Vine stockholders vote “FOR” the proposal to adopt the merger agreement and the transactions contemplated thereby, including the merger.
Your vote is very important regardless of the number of shares of Vine common stock that you own.
Whether or not you plan to attend the special meeting, please submit your proxy as soon as possible by following the instructions on the accompanying proxy card to make sure that your shares are represented at the special meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by the broker, bank or other nominee. You must provide voting instructions by filling out the voting instruction form in order for your shares to be voted.
In light of public health concerns regarding the ongoing COVID-19 pandemic and in consideration of medical and governmental recommendations and orders limiting the number of persons that may gather at public events, the special meeting will be held in a virtual meeting format only. You will not be able to attend the special meeting physically in person. Thank you for your continued support, interest and investment in Vine.
Sincerely,

Eric D. Marsh
President, Chief Executive Officer and Chairman of the Board
Vine Energy Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense.
The proxy statement/prospectus is dated            , 2021 and is first being mailed to stockholders of Vine on or about            , 2021.

NOTICE OF THE SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD VIRTUALLY VIA THE INTERNET ON            , 2021
To the Stockholders of Vine Energy Inc.:
On behalf of Vine Energy Inc. (“Vine”) and the Board of Directors of Vine (the “Vine board”), I am pleased to invite you to a special meeting of stockholders of Vine (the “Vine special meeting”), which will be held virtually via the Internet on                 , 2021, at                 , Central Time, to consider and vote on the following proposals:
•
to adopt the Agreement and Plan of Merger, dated August 10, 2021 (as it may be amended from time to time, the “merger agreement”), by and among Chesapeake Energy Corporation (“Chesapeake”), Hannibal Merger Sub, Inc., a wholly owned subsidiary of Chesapeake (“Merger Sub Inc.”), Hannibal Merger Sub, LLC, a wholly owned subsidiary of Chesapeake (“Merger Sub LLC” and, together with Merger Sub Inc., the “Merger Subs”), Vine, and Vine Energy Holdings LLC (“Holdings”) (the “merger proposal”);

•
to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Vine’s named executive officers that is based on or otherwise relates to the merger contemplated by the merger agreement (the “non-binding compensation advisory proposal”); and

•
to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement (the “adjournment proposal”).

In light of public health concerns regarding the ongoing COVID-19 pandemic, the Vine special meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the Vine special meeting online, access Vine’s stock list and vote your shares electronically at the meeting by visiting www.                 .com (the “Vine special meeting website”).
Approval of the merger proposal by the affirmative vote of holders of a majority of the outstanding shares of Vine Class A common stock, par value $0.01 per share (the “Vine Class A common stock”), and Vine Class B common stock, par value $0.01 per share (“Vine Class B common stock” and, together with Vine Class A common stock, “Vine common stock,” and such holders, the “Vine stockholders”), voting together as a single class and entitled to vote thereon, is required to approve the merger proposal. Vine stockholders will also be asked to approve the non-binding compensation advisory proposal and the adjournment proposal, both of which are not conditions to the consummation of the merger. Vine does not intend to transact any other business at the Vine special meeting or any adjournment or postponement thereof. The record date for the Vine special meeting has been set as                 , 2021. Only Vine stockholders of record as of the close of business on such record date are entitled to notice of, and to vote at, the Vine special meeting or any adjournments and postponements of the Vine special meeting. For additional information regarding the Vine special meeting, see the section entitled “Special Meeting of Vine Stockholders” beginning on page 35 of the proxy statement/prospectus accompanying this notice.
The Vine board unanimously recommends that holders of Vine common stock vote “FOR” the merger proposal and “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal.
The Vine stockholder proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read carefully and in its entirety before you vote. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus.

PLEASE SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE VINE SPECIAL MEETING VIA THE VINE SPECIAL MEETING WEBSITE. IF YOU LATER DESIRE TO REVOKE OR CHANGE YOUR PROXY FOR ANY REASON, YOU MAY DO SO IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. FOR FURTHER INFORMATION CONCERNING THE PROPOSALS BEING VOTED UPON, USE OF THE PROXY AND OTHER RELATED MATTERS, YOU ARE URGED TO READ THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.
Your vote is very important. Approval of the merger proposal by the Vine stockholders is a condition to the consummation of the merger and requires the affirmative vote of a majority of the outstanding shares of Vine common voting entitled to vote on the proposal. Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of Vine common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of Vine common stock present in person or represented by proxy at the special meeting and entitled to vote on the proposal. Vine stockholders are requested to complete, date, sign and return the enclosed proxy in the envelope provided, which requires no postage if mailed in the United States, or to submit their proxies by phone or the Internet. Simply follow the instructions provided on the enclosed proxy card. Abstentions, broker non-votes and a failure to submit a proxy or vote via the Vine special meeting website will have the same effect as a vote “AGAINST” the merger proposal.
Vine Energy Inc.

Eric D. Marsh
President, Chief Executive Officer and Chairman of the Board

i

REFERENCES TO ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates by reference important business and financial information about Chesapeake Energy Corporation (“Chesapeake”) from other documents that are not included in or delivered with this proxy statement/prospectus, including documents that Chesapeake has filed with the U.S. Securities and Exchange Commission (the “SEC”). This information, and information included in the annexes attached hereto regarding Vine Energy Inc. (“Vine”), is available to you without charge upon your request. For a listing of documents incorporated by reference into this proxy statement/prospectus or attached to this proxy statement/prospectus, see the sections entitled “Where You Can Find More Information” and“Information Incorporated By Reference,” each beginning on page 148.
You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or attached to this proxy statement/prospectus, without charge, upon written or oral request from Chesapeake or Vine at the following addresses and telephone numbers:
Chesapeake Energy Corporation 6100 North Western Avenue Oklahoma City, Oklahoma 73118 Attention: Corporate Secretary Telephone: (405) 848-8000	Vine Energy Inc. 5800 Granite Parkway, Suite 550 Plano, Texas 75024 Attention: Corporate Secretary Telephone: (469) 606-0540

To obtain timely delivery of these documents before the special meeting of stockholders of Vine (the “Vine special meeting”), Vine stockholders must request the information no later than           , 2021, which is five business days before the date of the Vine special meeting.
You may also obtain any of the documents incorporated by reference into this proxy statement/prospectus or attached to this proxy statement/prospectus free of charge through the SEC’s website at www.sec.gov. In addition, you may obtain copies of these documents, free of charge, from Chesapeake by accessing Chesapeake’s website at http://www.chk.com under the “Investors” link and then under the heading “SEC Filings” or from Vine by accessing Vine’s website at http://www.vineenergy.com under the “Investors” link and then under the heading “SEC filings.”
In addition, if you have questions about the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact D.F. King & Co., Inc., the proxy solicitor for Vine, toll-free at (866) 387-7321, or banks and brokers can call collect at (212) 269-5550 or by emailing vine@dfking.com. You will not be charged for any of these documents that you request.
About This Proxy Statement/Prospectus
This document, which forms part of a registration statement on Form S-4 filed with the SEC by Chesapeake (File No. 333-      ), constitutes a prospectus of Chesapeake under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the shares of common stock of Chesapeake, par value $0.01 per share (“Chesapeake common stock”), to be issued to the holders (the “Vine stockholders”) of shares of Class A common stock, par value $0.01 per share, of Vine (“Vine Class A common stock”) pursuant to the Agreement and Plan of Merger, dated as of August 10, 2021 (as amended from time to time, the “merger agreement”), by and among Chesapeake, Hannibal Merger Sub, Inc. (“Merger Sub Inc.”), Hannibal Merger Sub, LLC (“Merger Sub LLC”), Vine and Vine Energy Holdings LLC (“Holdings”).
This document also constitutes a notice of meeting and proxy statement of Vine under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Chesapeake has supplied all information contained or incorporated by reference herein relating to Chesapeake, and Vine has supplied all information contained herein or attached hereto relating to Vine. Chesapeake and Vine have both contributed to the information relating to the merger and the merger agreement contained in this proxy statement/prospectus.

You should rely only on the information contained in, attached to or incorporated by reference herein in connection with any vote, the giving or withholding of any proxy or any investment decision in connection with the merger agreement. Chesapeake and Vine have not authorized anyone to provide you with information that is different from that contained in, attached to or incorporated by reference herein. This proxy statement/prospectus is dated      , 2021, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein. Further, you should not assume that the information incorporated by reference herein or attached hereto is accurate as of any date other than the date of the incorporated or attached document. Neither the mailing of this proxy statement/prospectus to stockholders of Vine, nor the issuance by Chesapeake of shares of Chesapeake common stock pursuant to the merger agreement, will create any implication to the contrary.
All currency amounts referenced in this proxy statement/prospectus are in U.S. dollars.
All references in this statement/prospectus to (i) “Chesapeake” refer to Chesapeake Energy Corporation, an Oklahoma corporation; (ii) “Merger Sub Inc.” refer to Hannibal Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Chesapeake; (iii) “Merger Sub LLC” refer to Hannibal Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Chesapeake; (iv) “Merger Subs” refer to Merger Sub LLC together with Merger Sub Inc.; (v) “Holdings” refer to Vine Energy Holdings LLC, a Delaware limited liability company; (vi) “merger agreement” refer to the Agreement and Plan of Merger, dated as of August 10, 2021, by and among Chesapeake, Merger Sub Inc., Merger Sub LLC, Vine and Holdings; (vii) “First Merger” refer to the merger of Merger Sub Inc. with and into Vine upon the terms and subject to the conditions set forth in the merger agreement; (viii) “surviving corporation” refer to Vine after the First Merger, as a result of which the separate existence of Merger Sub Inc. shall cease and Vine shall continue its existence under the laws of the State of Delaware as the surviving corporation and as a wholly owned subsidiary of Chesapeake; (ix) “Second Merger” refer to the merger of the surviving corporation with and into Merger Sub LLC immediately after the First Merger upon the terms and subject to the conditions set forth in the merger agreement; (x) “surviving company” refer to Merger Sub LLC after the Second Merger, as a result of which the separate existence of the surviving corporation shall cease and Merger Sub LLC shall continue its existence under the laws of the State of Delaware as the surviving company and as a wholly owned subsidiary of Chesapeake; (xi) “merger” or “integrated mergers” refer to the First Merger together with the Second Merger; (xii) “Vine Class A common stock” refer to Class A common stock, par value $0.01 per share, of Vine; (xiii) “Vine Class B common stock” refer to Class B common stock, par value $0.01 per share, of Vine; (xiv) “Vine common stock” refer to Vine Class A common stock together with Vine Class B common stock; (xv) “Vine stockholders” refer to holders of Vine common stock; (xvi) “Chesapeake common stock” refer to common stock, par value $0.01 per share, of Chesapeake; (xvii) “Vine board” or “Vine board of directors” refer to the board of directors of Vine; (xviii) “Chesapeake board” or “Chesapeake board of directors” refer to the board of directors of Chesapeake; (xix) “Vine special meeting” refer to the meeting of the Vine stockholders in connection with the merger, as may be adjourned or postponed from time to time; (xx) “cash consideration” refer to $1.20 in cash, without interest, that will be paid to eligible Vine stockholders in connection with the merger in exchange for each share of Vine Class A common stock outstanding; (xxi) “exchange ratio” refer to 0.2486 shares; (xxii) “share consideration” refer to 0.2486 shares of Chesapeake common stock that will be issued to eligible Vine stockholders in connection with the merger in exchange for each share of Vine Class A common stock outstanding; and (xxiii) “merger consideration” refer to the cash consideration and share consideration, taken together.

Questions and Answers about The Merger and The Vine Special Meeting
The following are answers to certain questions that you may have regarding the Vine special meeting. This section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this proxy statement/prospectus.
Why am I receiving this proxy statement/prospectus?
A.
You are receiving this proxy statement/prospectus because Chesapeake, the Merger Subs, Vine and Vine Holdings have entered into the merger agreement, pursuant to which, on the terms and subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions included in the merger agreement, Chesapeake has agreed to acquire Vine by means of the merger and your vote is required in connection with the merger. The closing date of the merger is referred to herein as the “closing date.” The merger agreement, which governs the terms of the merger, is attached to this proxy statement/prospectus as Annex A.

The merger agreement must be adopted by the Vine stockholders in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the amended and restated certificate of incorporation and amended and restated bylaws of Vine (the “Vine organizational documents”) in order for the merger to be consummated. Vine is holding the Vine special meeting to obtain that approval. Vine stockholders will also be asked to vote on a non-binding advisory proposal to approve certain compensation that may be paid or become payable to Vine’s named executive officers that is based on or otherwise relates to the merger. Your vote is very important. We encourage you to submit a proxy to have your shares of Vine common stock voted as soon as possible.
Q:
When and where will the Vine special meeting take place?

A:
The Vine special meeting will be held virtually via the Internet on                 , 2021 at                 , Central Time.

In light of the public health concerns regarding the ongoing COVID-19 pandemic, the Vine special meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the Vine special meeting online, access Vine’s stock list and vote your shares electronically at the meeting by visiting www.                 .com. To attend the meeting on the Vine special meeting website, please follow the instructions provided on the enclosed proxy card and the Vine special meeting website.
Q:
What matters will be considered at the special meeting?

A:
The Vine stockholders are being asked to consider and vote on:

•
a proposal to adopt the merger agreement (the “merger proposal”);

•
a proposal to approve, by a non-binding advisory vote, certain compensation that may be paid or become payable to Vine’s named executive officers that is based on or otherwise relates to the merger (the “non-binding compensation advisory proposal”); and

•
a proposal to approve the adjournment of the Vine special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement (the “adjournment proposal”).

Q:
Is my vote important?

A:
Yes. Your vote is very important. The merger cannot be completed unless the merger proposal is approved by the affirmative vote of a majority of the outstanding shares of Vine common stock entitled to vote on the merger proposal. You will also be asked to approve the non-binding compensation advisory proposal and the adjournment proposal, both of which are not a condition to the consummation of the merger. Only Vine stockholders as of the close of business on the Vine record date are entitled to vote at the Vine special meeting. The Vine board unanimously recommends that the Vine stockholders vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal.
Q:
If my shares of Vine common stock are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote those shares for me?

A:
If your shares are held through a broker, bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” The “record holder” of such shares is your broker, bank or other nominee, and not you. If this is the case, this proxy statement/prospectus has been forwarded to you by your broker, bank or other nominee. If you hold your shares in “street name,” you must provide your broker, bank or other nominee with instructions on how to vote your shares. Otherwise, your broker, bank or other nominee cannot vote your shares on any of the proposals to be considered at the Vine special meeting. A so called “broker non-vote” occurs when a broker, bank or other nominee holding shares for a beneficial owner has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner of the shares.

Under the current New York Stock Exchange (the “NYSE”) rules, brokers, banks or other nominees do not have discretionary authority to vote on any of the proposals at the Vine special meeting. Because the only proposals for consideration at the Vine special meeting are nondiscretionary proposals, it is not expected that there will be any broker non-votes at the Vine special meeting. However, if there are any broker non-votes, they will have (i) the same effect as a vote “AGAINST” the merger proposal, (ii) no effect on the non-binding compensation advisory proposal and (iii) no effect on the adjournment proposal.
Q:
What Vine stockholder vote is required for the approval of the merger proposal, the non-binding compensation advisory proposal and the adjournment proposal?

A:
The merger proposal. Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Vine common stock entitled to vote on the proposal. Abstentions, a failure to submit a proxy or vote (whether in attendance at the meeting or not) and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal.

The non-binding compensation advisory proposal. Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of Vine common stock present in person or represented by proxy at the Vine special meeting and entitled to vote on the proposal. Abstentions and a failure to vote while in attendance at the meeting will have the same effect as a vote “AGAINST” the non-binding compensation advisory proposal. Broker non-votes and a failure to vote without attending the meeting or submitting a proxy will have no effect on the outcome of the vote on the non-binding compensation advisory proposal, assuming a quorum is present. As an advisory vote, this proposal is not binding upon Vine, the Vine board, Chesapeake or the Chesapeake board, and approval of this proposal is not a condition to completion of the merger.
The adjournment proposal. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of Vine common stock present in person or represented by proxy at the Vine special meeting and entitled to vote on the proposal. Abstentions and a failure to vote while in attendance at the meeting will have the same effect as a vote “AGAINST” the adjournment proposal. Broker non-votes and a failure to vote without attending the meeting or submitting a proxy will have no effect on the outcome of the vote on the adjournment proposal, assuming a quorum is present. If Vine stockholders approve the adjournment proposal, subject to the terms of the merger agreement, Vine could adjourn the Vine special meeting and use the additional time to solicit additional proxies, including soliciting proxies from Vine stockholders who have previously voted. Vine does not intend to call a vote on the adjournment proposal if the merger proposal is approved at the Vine special meeting.
Virtual attendance at the Vine special meeting constitutes present in person for purposes of the quorum requirement under the amended and restated bylaws of Vine (“Vine’s bylaws”).

v

Q:
Who will count the votes?

A:
The votes at the Vine special meeting will be counted by American Stock Transfer & Trust Company, LLC, which will serve as an independent inspector of elections.

Q:
What will Vine stockholders receive if the merger is completed?

A:
Immediately prior to the effective time of the First Merger (the “effective time”), each Class B unit representing a limited liability company interest in Holdings (individually, a “Holdings Unit”), and each corresponding share of Vine’s Class B common stock, issued and outstanding at such time, shall be converted into Vine Class A common stock and each Holdings Unit and each corresponding share of Vine Class B common stock shall be cancelled and cease to exist. As a result of the merger, each eligible share of Vine Class A common stock issued and outstanding immediately prior to the effective time of the merger will be automatically converted into the right to receive the merger consideration consisting of $1.20 in cash, without interest, and 0.2486 shares of Chesapeake’s common stock.

Vine stockholders will not be entitled to receive any fractional shares of Chesapeake common stock in the merger, and no Vine stockholders will be entitled to receive dividends, voting rights or any other rights in respect of any fractional shares of Chesapeake common stock. Each holder of shares of Vine Class A common stock exchanged pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Chesapeake common stock (after taking into account all certificates and book-entry shares delivered by such holder) will receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Chesapeake common stock multiplied by (ii) the volume weighted average price of Chesapeake common stock for the five consecutive trading days ending immediately prior to the closing date as reported by Bloomberg, L.P. For additional information regarding the merger consideration, see the section entitled “The Merger Agreement — Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 43.
Q:
What will holders of Vine equity awards receive in the merger?

A:
Vine Rollover Restricted Stock Unit Awards

At the effective time, each outstanding award of restricted stock units in respect of Vine common stock (each, a “Vine restricted stock unit award”) granted pursuant to Vine’s 2021 Long-Term Incentive Plan, as may be amended from time to time (“Vine’s stock plan”), other than as provided below, shall be canceled and converted into an award of restricted stock units in respect of Chesapeake common stock (each, a “Chesapeake restricted stock unit award”) in respect of that number of whole shares of Chesapeake common stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Vine common stock subject to such Vine restricted stock unit award immediately prior to the effective time multiplied by (ii) the sum of (A) the exchange ratio plus (B) a fraction, (x) the numerator of which is the cash consideration and (y) the denominator of which is the closing price per share on the Nasdaq Global Select Market of Chesapeake common stock on the last trading date prior to the closing date. Each Chesapeake restricted stock unit award corresponding to a Vine restricted stock unit award outstanding as of August 10, 2021 shall (unless otherwise provided in the merger agreement) be subject to substantially the same terms and conditions as applied to the corresponding Vine restricted stock unit award immediately prior to the effective time, except that any performance-based vesting condition that applied to the Vine restricted stock unit award immediately prior to the effective time will be treated as having been attained based on the target level of performance, so that such Chesapeake restricted stock unit award will remain solely subject to the time-based vesting requirements in effect for the Vine restricted stock unit award immediately prior to the effective time.
Vine Settlement Restricted Stock Unit Awards
At the effective time, each outstanding Vine restricted stock unit award granted pursuant to the Vine stock plan prior to August 10, 2021 and that fully vests at the effective time or as a result of a termination of employment at or immediately after the effective time, in either case pursuant to its terms as in effect as of the date of the merger agreement shall fully vest and be converted into the right to receive the merger consideration (net of applicable withholding taxes) in respect of each share of Vine common stock subject to such Vine restricted stock unit award immediately prior to the effective time.
For additional information regarding the treatment of Vine equity awards, see the section entitled “The Merger Agreement — Treatment of Vine Equity Awards in the Merger” beginning on page 83.
Q:
What equity stake will Vine stockholders hold in Chesapeake immediately following the merger?

A:
Based on the number of issued and outstanding shares of Chesapeake and Vine common stock as of                  , 2021, and the exchange ratio of 0.2486 shares of Chesapeake common stock for each share of Vine Class A common stock, holders of shares of Vine common stock as of immediately prior to the effective time of the merger would hold, in the aggregate, approximately 16% of the issued and outstanding shares of Chesapeake common stock immediately following the effective time of the merger (without giving effect to the exercise of outstanding Chesapeake warrants or any shares of Chesapeake common stock held by Vine stockholders prior to the merger). The exact equity stake of Vine stockholders in Chesapeake immediately following the effective time of the merger will depend on the number of shares of Chesapeake common stock and Vine common stock issued and outstanding immediately prior to the effective time of the merger, as provided in the section entitled “The Merger Agreement — Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 82.

Q:
How does the Vine board recommend that I vote?

A:
The Vine board unanimously recommends that Vine stockholders vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal. For additional information regarding how the Vine board recommends that Vine stockholders vote, see the section entitled “The Merger — Recommendation of the Vine Board of Directors and Vine’s Reasons for the Merger” beginning on page 56.

Q:
Why are Vine stockholders being asked to vote on executive officer compensation?

A:
The SEC has adopted rules that require Vine to seek a non-binding advisory vote on certain compensation that may be paid or become payable to Vine’s named executive officers that is based on or otherwise relates to the merger. For additional information regarding the non-binding compensation advisory proposal, see the section entitled “Vine Stockholder Proposals — Non-Binding Compensation Advisory Proposal” beginning on page 41. Vine urges its stockholders to read the section entitled “The Merger — Interests of Vine’s Directors and Executive Officers in the Merger” beginning on page 43.

Q:
Who is entitled to vote at the Vine special meeting?

A:
The Vine board has fixed                 , 2021 as the record date for the Vine special meeting. All holders of record of shares of Vine common stock as of the close of business on the Vine record date are entitled to receive notice of, and to vote at, the Vine special meeting. As of the Vine record date, there were                 shares of Vine common stock issued and outstanding. Attendance at the Vine special meeting, which will be held virtually and hosted on the Vine special meeting website, is not required to vote. Instructions on how to vote your shares by proxy without virtually attending the Vine special meeting are provided in this section below.

Q:
How many votes do I have?

A:
Each Vine stockholder of record is entitled to one vote for each share of Vine common stock held of record by him or her as of the close of business on the Vine record date.

Q:
What constitutes a quorum for the Vine special meeting?

A:
A quorum is the minimum number of stockholders necessary to hold a valid meeting. The presence at the Vine special meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Vine common stock entitled to vote at the meeting constitutes a quorum. Virtual attendance at the Vine special meeting constitutes presence in person for purposes of the quorum requirement under Vine’s bylaws. If you submit a properly executed proxy card, even if you do not vote for one or more proposals or vote to “ABSTAIN” in respect of one or more proposals, your shares of Vine common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Vine special meeting. Broker non-votes, if any, will be treated as present for purposes of determining the presence of a quorum at the Vine special meeting. However, because the only proposals for consideration at the Vine special meeting are nondiscretionary proposals, it is not expected that there will be any broker non-votes at the Vine special meeting.
Whether or not a quorum is present, the chairman of the meeting or holders of a majority of the outstanding shares of Vine common stock who are present in person or by proxy and entitled to vote at the Vine special meeting may adjourn the meeting from time to time, without notice other than by announcement at the meeting, to another date, place, if any, and time until a quorum is present. If the adjournment is for more than 30 days or if after the adjournment, a new record date is fixed for the adjourned meeting, Vine will provide a notice of the adjourned meeting to each stockholder of record entitled to vote at the Vine special meeting.
Q:
What will happen to Vine as a result of the merger?

A:
As a result of the merger, the separate corporate existence of Vine will cease, and Merger Sub LLC will continue as the surviving company in the merger and as a wholly owned subsidiary of Chesapeake. Furthermore, shares of Vine Class A common stock will no longer be publicly traded and will be delisted from the NYSE.

Q:
Do any of the officers or directors of Vine have interests in the merger that may differ from or be in addition to my interests as a Vine stockholder?

A:
In considering the recommendation of the Vine board that Vine stockholders vote to approve the merger proposal and the non-binding compensation advisory proposal, Vine stockholders should be aware that, aside from their interests as stockholders of Vine, some of Vine’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Vine stockholders generally. The Vine board was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger, and in recommending the approval of the merger proposal and the non-binding compensation advisory proposal. For more information and quantification of these interests, please see “The Merger — Interests of Vine’s Directors and Executive Officers in the Merger.”

Q:
I own shares of Vine common stock. What will happen to those shares as a result of the merger?

A:
If the First Merger is completed, your shares of Vine common stock will be converted into the right to receive the merger consideration. All such shares of Vine common stock when so converted, will cease to be outstanding and will automatically be cancelled. Immediately prior to the effective time each Holdings Unit, and each corresponding share of Vine Class B common stock issued and outstanding at such time, shall be converted into Vine Class A common stock and each Holdings Unit and each corresponding share of Vine Class B common stock shall be cancelled and cease to exist. At the effective time, each issued and outstanding share of Vine Class A common stock, will automatically be converted into the right to receive the merger consideration. For additional information, see the section entitled “The Merger Agreement — Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 82.

Q:
Where will the Chesapeake common stock that Vine stockholders receive in the merger be publicly traded?

A:
Assuming the merger is completed, the shares of Chesapeake common stock that Vine stockholders receive in the merger will be listed and traded on the Nasdaq Global Select Market, or such other Nasdaq market on which shares of Chesapeake common stock are then listed.

Q:
What happens if the merger is not completed?

A:
If the merger proposal is not approved by Vine stockholders or if the merger is not completed for any other reason, Vine stockholders will not receive any merger consideration in connection with the merger, and their shares of Vine common stock will remain outstanding. Vine will remain an independent public company and Vine Class A common stock will continue to be listed and traded on the NYSE. Additionally, if the merger proposal is not approved by Vine stockholders or if the merger is not completed for any other reason, Chesapeake will not issue shares of Chesapeake common stock to Vine stockholders. If the merger agreement is terminated under specified circumstances, Vine may be required to pay Chesapeake a termination fee. For a more detailed discussion of the termination fee and related provisions, see “The Merger Agreement — Termination” beginning on page 108.
Q:
What happens if the non-binding compensation advisory proposal is not approved by Vine stockholders?

A:
This vote is advisory and non-binding, and the merger is not conditioned or dependent upon the approval of the non-binding compensation advisory proposal by Vine stockholders. However, Vine and Chesapeake value the opinions of Vine stockholders and Chesapeake expects to consider the outcome of the vote, along with other relevant factors, when considering future executive compensation, assuming the merger is completed. Because the executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as the contractual arrangements between Vine and its named executive officers, subject to the contractual conditions applicable thereto, such compensation will be payable, regardless of the outcome of this advisory vote if the merger proposal is approved. However, Vine seeks the support of its stockholders and believes that stockholder support is appropriate because Vine has a comprehensive executive compensation program designed to link the compensation of its named executive officers with Vine’s performance and the interests of Vine stockholders.

Q:
What is a proxy and how can I vote my shares by attending the Vine special meeting virtually?

A:
A proxy is a legal designation of another person to vote the stock you own. Shares of Vine common stock held directly in your name as the stockholder of record as of the close of business on                 , 2021, the Vine record date, may be voted at the Vine special meeting to be held virtually on the Vine special meeting website. If you choose to attend the Vine special meeting via the Vine special meeting website, you will need to provide valid, government-issued photo identification. If you are a beneficial owner of Vine common stock but not the stockholder of record of such shares of Vine common stock, you will also need proof of stock ownership to be admitted to the Vine special meeting to be held virtually on the Vine special meeting website. A recent brokerage statement or a letter from a broker, bank or other nominee are examples of proof of ownership. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Vine special meeting via the Vine special meeting website, you will not be permitted to vote at the special meeting unless you first obtain a legal proxy issued in your name from the record owner and present it to the inspector of election with your ballot at the Vine special meeting. To request a legal proxy, contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Vine special meeting.

Failure to provide the appropriate documentation may delay your admission to or prevent you from attending the Vine special meeting virtually on the Vine special meeting website. The Vine special meeting will commence promptly at the scheduled time and Vine stockholders may not be admitted to the virtual meeting following the start of the Vine special meeting.
Q:
How can I vote my shares without attending the Vine special meeting virtually?

A:
If you are a stockholder of record of Vine common stock as of the close of business on                 , 2021, the Vine record date, you can submit your proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card. Please note that if you are a beneficial owner, you must vote by submitting voting instructions to your broker, bank or other nominee, or otherwise by following instructions provided by your broker, bank or other nominee. Submitting a proxy by phone or Internet may be available to beneficial owners, but beneficial owners will need to refer to the instruction form provided by your broker, bank or other nominee to validly submit a proxy.

Q:
What is the difference between holding shares as a holder of record and as a beneficial owner?

A:
If your shares of Vine common stock are registered directly in your name with Vine’s transfer agent, American Stock Transfer & Trust Company, LLC, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a broker, bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in “street name.” Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.
Q:
What should I do if I receive more than one set of voting materials?

A:
You may receive more than one set of voting materials relating to the Vine special meeting if you hold shares of Vine common stock in “street name” and also directly in your name as a holder of record or otherwise or if you hold shares of Vine common stock in more than one brokerage account.

Direct holders (holders of record).   For shares of Vine common stock held directly, complete, sign, date and return the proxy card (or submit your proxy by phone or the Internet as provided on the proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that a proxy is validly submitted for all of your shares of Vine common stock.
Shares in “street name.”   For shares of Vine common stock held in “street name” through a broker, bank or other nominee, follow the instructions provided by your broker, bank or other nominee to validly submit a proxy for your shares.
Q:
If a holder of shares gives a proxy, how will the shares of Vine common stock covered by the proxy be voted?

A:
If you provide a proxy, regardless of whether you provide that proxy by phone, the Internet or completing and returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your shares of Vine common stock in the way that you indicate when providing your proxy in respect of the shares of Vine common stock held by you. When completing the phone or Internet processes or the proxy card, you may specify whether your shares of Vine common stock should be voted “FOR” or “AGAINST,” or “ABSTAIN” from voting on, all, some or none of the specific items of business to come before the Vine special meeting.

Q:
How will my shares of Vine common stock be voted if I return a blank proxy?

A:
If you sign, date and return your proxy and do not indicate how you want your shares of Vine common stock to be voted, then your shares of Vine common stock will be voted “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal, in accordance with the recommendation of the Vine board.

Q:
Can I change my vote after I have submitted my proxy?

A:
Yes. If you are a stockholder of record of Vine common stock as of the close of business on the Vine record date, whether you submit a proxy by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the Vine special meeting to be held virtually on the Vine special meeting website in one of the following ways:

•
submit a new proxy card bearing a later date;

•
submit a new proxy by phone or the Internet at a later time;

•
give written notice of your revocation to Vine’s corporate secretary at 5800 Granite Parkway, Suite 550, Plano, Texas 75024 stating that you are revoking your proxy; or

•
vote at the Vine special meeting virtually on the Vine special meeting website. Please note that your virtual attendance at the Vine special meeting will not alone serve to revoke your proxy. Instead, you must vote your shares via the Vine special meeting website.

If you are a beneficial owner of Vine common stock as of the close of business on the Vine record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

x

Q:
Where can I find the voting results of the special meeting?

A:
Within four business days following certification of the final voting results, Vine intends to file the final voting results of its special meeting with the SEC in a Current Report on Form 8-K.

Q:
If I do not favor the merger as a Vine stockholder, what are my rights?

A:
Under Delaware law, if the merger is completed, holders of Vine common stock who do not vote in favor of the merger proposal, who have not validly waived appraisal rights and who otherwise comply with the requirements and procedures of Section 262 of the DGCL may exercise their rights of appraisal, which generally entitle stockholders to receive a cash payment equal to the fair value of their Vine common stock exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery. The “fair value” could be higher or lower than, or the same as, the merger consideration. For a more detailed description of the appraisal rights available to Vine stockholders and the procedures required to exercise appraisal rights, see “The Merger — Appraisal Rights” beginning on page 76. A copy of the full text of Section 262 of the DGCL is attached as Annex D to this proxy statement/prospectus.

Q:
Are there any risks that I should consider as a Vine stockholder in deciding how to vote?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 18. You also should read and carefully consider the risk factors of Chesapeake and Vine contained in the documents that are incorporated by reference into this proxy statement/prospectus or attached to this proxy statement/prospectus.

Q:
What happens if I sell my shares before the special meeting?

A:
The record date for Vine stockholders entitled to vote at the Vine special meeting is earlier than the date of the Vine special meeting. If you transfer your shares of Vine common stock after the Vine record date but before the Vine special meeting, you will, unless special arrangements are made, retain your right to vote at the Vine special meeting but will have transferred the right to receive the merger consideration to the person to whom you transferred your shares of Vine common stock.

Q:
What are the material U.S. federal income tax consequences of the integrated mergers to Vine stockholders?

A:
Chesapeake and Vine intend for the integrated mergers, taken together, to be treated as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes. However, it is not a condition to Chesapeake’s obligation or Vine’s obligation to complete the transactions that the integrated mergers, taken together, qualify as a “reorganization.” Moreover, neither Chesapeake nor Vine intends to request any ruling from the U.S. Internal Revenue Service (the “IRS”) regarding any matters relating to the integrated mergers, and, consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position to the contrary to any of the positions set forth below. If the IRS were to challenge the “reorganization” status of the integrated mergers successfully or the form or structure of the integrated mergers was changed in a manner such that it did not qualify as a “reorganization,” the holders of Vine Class A common stock could be subject to additional U.S. federal income tax in connection with their receipt of Chesapeake common stock in the integrated mergers, as discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers — Tax Consequences if the Integrated Mergers Do Not Qualify as a “Reorganization” Described in Section 368(a) of the Code” beginning on page 114.

If the integrated mergers, taken together, qualify as a reorganization, then U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 111) of shares of Vine Class A common stock generally will not recognize any realized loss but will recognize any realized gain as a result of the integrated mergers equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of Chesapeake common stock (including any fractional share of Chesapeake common stock deemed received and redeemed for cash, as discussed in “Material U.S. Federal Income Tax Consequences of the Integrated Mergers — Tax Consequences if the Integrated Mergers, Taken Together, Qualify as a “Reorganization” Described in Section 368(a) of

the Code — Receipt of Cash Upon the Deemed Sale of a Fractional Share” beginning on page 113) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Chesapeake common stock) received by such U.S. holder pursuant to the integrated mergers over (B) such U.S. holder’s adjusted tax basis in the Vine common stock surrendered pursuant to the integrated mergers and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Chesapeake common stock) received by such U.S. holder pursuant to the integrated mergers. The material U.S. federal income tax consequences of the integrated mergers are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 111.
TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE INTEGRATED MERGERS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
When is the merger expected to be completed?

A:
Chesapeake and Vine are working to complete the merger as quickly as possible. Subject to the satisfaction or, to the extent permitted by applicable law, waiver of the conditions described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 106, including the approval of the merger proposal by Vine stockholders at the Vine special meeting, the transaction is expected to be completed in the fourth quarter of 2021. However, neither Chesapeake nor Vine can predict the actual date on which the merger will be completed, nor can the parties ensure that the merger will be completed, because in certain respects completion is subject to conditions beyond either company’s control.

Q:
If I am a Vine stockholder, how will I receive the merger consideration to which I am entitled?

A:
If you are a holder of certificates that represent eligible shares of Vine Class A common stock (the “Vine common stock certificates”), a notice advising you of the effectiveness of the merger and a letter of transmittal and instructions for the surrender of your Vine common stock certificates will be mailed to you as soon as practicable after the effective time of the merger. After receiving proper documentation from you, the exchange agent will send to you (i) a statement reflecting the aggregate whole number of shares of Chesapeake common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (ii) a check in the amount equal to (x) the cash consideration plus (y) cash payable in lieu of any fractional shares of Chesapeake common stock and dividends and other distributions on the shares of Chesapeake common stock that you have a right to receive pursuant to the merger agreement.

If you are a holder of book-entry shares representing eligible shares of Vine Class A common stock (the “Vine book-entry shares”) which are held through the Depository Trust Company (“DTC”), the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the closing date, the stock consideration, the cash consideration, cash in lieu of any fractional shares of Chesapeake common stock and any dividends and other distributions on the shares of Chesapeake common stock issuable as stock consideration or cash consideration, in each case, that DTC has the right to receive.
If you are a holder of record of Vine book-entry shares which are not held through DTC, the exchange agent will deliver to you, as soon as practicable after the effective time of the merger, (i) a notice advising you of the effectiveness of the merger, (ii) a statement reflecting the aggregate whole number of shares of Chesapeake common stock (which will be in uncertificated book-entry form) that you have a right to receive pursuant to the merger agreement and (iii) a check in the amount equal to (x) the cash consideration plus (y) cash payable in lieu of any fractional shares of Chesapeake common stock and dividends and other distributions on the shares of Chesapeake common stock that you have a right to receive pursuant to the merger agreement.
No interest will be paid or accrued on any amount payable for shares of Vine common stock eligible to receive the merger consideration pursuant to the merger agreement.

For additional information on the exchange of Vine common stock for the merger consideration, see the section entitled “The Merger Agreement — Payment for Securities; Exchange” beginning on page 83.
Q:
If I am a holder of Vine common stock certificates, do I need to send in my stock certificates at this time to receive the merger consideration?

A:
No. Please DO NOT send your Vine common stock certificates with your proxy card. You should carefully review and follow the instructions set forth in the letter of transmittal, which will be mailed to you, regarding the surrender of your stock certificates.

Q:
If I am a Vine stockholder, will the shares of Chesapeake common stock issued in the merger receive a dividend?

A:
After the completion of the merger, the shares of Chesapeake common stock issued in connection with the merger will carry with them the right to receive the same dividends on shares of Chesapeake common stock as the shares of Chesapeake common stock held by all other holders of such shares, for any dividend the record date for which occurs after the merger is completed.

Any future Chesapeake dividends will remain subject to approval by the Chesapeake board and other considerations.
Q:
Who will solicit and pay the cost of soliciting proxies?

A:
Vine has retained D.F. King & Co., Inc. to assist in the solicitation process. Vine estimates it will pay D.F. King & Co., Inc. a base fee of approximately $14,500, in addition to the reimbursement of certain costs and expenses, for these services. Vine also has agreed to indemnify D.F. King & Co., Inc. against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Q:
What is “householding”?

A:
To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding a corporation’s common stock but who share the same address, a corporation may adopt a procedure approved by the SEC called “householding.” Under this procedure, certain holders of record who have the same address and last name will receive only one copy of proxy materials until such time as one or more of these stockholders notifies such corporation that they want to receive separate copies. Vine has not elected to institute householding in connection with the Vine special meeting.

Q:
What should I do now?

A:
You should read this proxy statement/prospectus carefully and in its entirety, including the annexes, and return your completed, signed and dated proxy card by mail in the enclosed postage-paid envelope or submit your voting instructions by phone or the Internet as soon as possible so that your shares of Vine common stock will be voted in accordance with your instructions.

Q:
Where can I find more information about Chesapeake, Vine and the merger?

A:
You can find out more information about Chesapeake, Vine and the merger by reading this proxy statement/prospectus, including the attachments hereto, and, with respect to Chesapeake, from various sources described in the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference” beginning on page 148.

Q:
Who can answer my questions about the Vine special meeting or the transactions contemplated by the Merger Agreement, including the merger and the non-binding compensation advisory proposal?

A:
If you have questions about the Vine special meeting, the merger, the non-binding compensation advisory proposal, how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or documents incorporated by reference herein or attached hereto, the applicable enclosed proxy card or voting instructions, you should contact:

Vine Energy Inc.
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Attention: Director — Investor Relations
(469) 605-2480
IR@VineEnergy.com
D.F. King & Co., Inc.
48 Wall Street, 22nd floor
New York, NY 10005
Call Toll-Free: (866) 387-7321
Banks and Brokers Call: (212) 269-5550
vine@dfking.com

SUMMARY
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this proxy statement/prospectus and its annexes carefully and in their entirety and the other documents to which Chesapeake and Vine refer before you decide how to vote with respect to the proposals to be considered and voted on at the Vine special meeting.
In addition, Chesapeake incorporates by reference important business and financial information about Chesapeake into this proxy statement/prospectus and Vine attaches important business and financial information about Vine to this proxy statement/prospectus, as further described in the sections entitled “Where You Can Find More Information” and “Information Incorporated By Reference” each beginning on page 148. You may obtain the information incorporated by reference into this proxy statement/prospectus or attached to this proxy statement/prospectus without charge by following the instructions in the sections entitled “Where You Can Find More Information” and “Information Incorporated By Reference” each beginning on page 148. Each item in this summary includes a page reference directing you to a more complete description of that item in this proxy statement/prospectus.
Information About the Companies (page 34)
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
Phone: (405) 848-8000
Chesapeake is an independent exploration and production company engaged in the acquisition, exploration and development of properties to produce oil, natural gas and NGLs from underground reservoirs. Chesapeake owns a large and geographically diverse portfolio of onshore U.S. unconventional natural gas and liquids assets, including interests in approximately 7,500 oil and natural gas wells. Chesapeake’s natural gas resource plays are the Marcellus Shale in the northern Appalachian Basin in Pennsylvania and the Haynesville/Bossier Shales in northwestern Louisiana. Chesapeake’s liquids-rich resource plays are the Eagle Ford Shale in South Texas and the Brazos Valley and the stacked play in the Powder River Basin in Wyoming. Chesapeake’s corporate headquarters are located in Oklahoma City, Oklahoma and Chesapeake common stock trades on the Nasdaq Global Select Market under the ticker symbol “CHK.”
Hannibal Merger Sub, Inc.
c/o Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
Phone: (405) 848-8000
Hannibal Merger Sub, Inc., or Merger Sub Inc., is a direct, wholly owned subsidiary of Chesapeake. Upon the completion of the First Merger, Merger Sub Inc. will cease to exist. Merger Sub Inc. was incorporated in Delaware on August 6, 2021, for the sole purpose of effecting the First Merger.
Hannibal Merger Sub, LLC
c/o Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
Phone: (405) 848-8000
Hannibal Merger Sub, LLC, or Merger Sub LLC, is a direct, wholly owned subsidiary of Chesapeake. Upon the completion of the Second Merger, Merger Sub LLC will continue its existence as the surviving company. Merger Sub LLC was formed in Delaware on August 6, 2021, for the sole purpose of effecting the Second Merger.
Vine Energy Inc.
5800 Granite Parkway, Suite 550

Plano, Texas 75024
Phone: (615) 771-6701
Vine is an energy company focused on the development of natural gas properties in the stacked Haynesville and Mid-Bossier shale plays in the Haynesville Basin of Northwest Louisiana. Vine’s corporate headquarters are located in Plano, Texas and shares of Vine Class A common stock trade on the NYSE under the ticker symbol “VEI.”
The Merger and the Merger Agreement (page 43)
The terms and conditions of the merger are contained in the merger agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. Chesapeake and Vine encourage you to read the merger agreement carefully and in its entirety, as it is the legal document that governs the merger.
The Chesapeake board of directors and the Vine board of directors each has unanimously approved and adopted the merger agreement and the transactions contemplated by the merger agreement. Pursuant to the terms and subject to the satisfaction, or to the extent permitted by applicable law, waiver of the conditions included in the merger agreement, Chesapeake has agreed to acquire Vine by means of a merger of Merger Sub Inc. with and into Vine, with Vine surviving the merger as a wholly owned subsidiary of Chesapeake.
Effect of the Merger on Capital Stock; Merger Consideration (page 43)
At the effective time of the First Merger, by virtue of the First Merger and without any action on the part of Chesapeake, Merger Sub Inc., Vine, or any holder of any securities of Chesapeake, Merger Sub Inc. or Vine, each share of Vine Class A common stock issued and outstanding immediately prior to the effective time of the First Merger (excluding any excluded shares (as such term is defined below), any unvested Vine restricted stock awards and any Vine appraisal shares (as such term is defined below)) will be converted into the right to receive from Chesapeake the following consideration (collectively, the “merger consideration”): (A) $1.20 in cash, without interest (the “cash consideration”), and (B) that number of fully-paid and nonassessable shares of Chesapeake common stock equal to the exchange ratio. The “exchange ratio” means 0.2486.
All such shares of Vine Class A common stock, when so converted in accordance with the terms of the merger agreement, will cease to be outstanding and will automatically be canceled and cease to exist. Each holder of a share of Vine Class A common stock that was outstanding immediately prior to the effective time of the First Merger (excluding any excluded shares, any unvested Vine restricted stock awards and any Vine appraisal shares) will cease to have any rights with respect thereto, except the right to receive the merger consideration, any dividends or other distributions paid with respect to that portion of the merger consideration that consists of Chesapeake common stock following the effective time and any cash to be paid in lieu of any fractional shares of Chesapeake common stock.
All shares of Vine common stock held by Vine as treasury shares or by Chesapeake or the Merger Subs immediately prior to the effective time of the First Merger and, in each case, not held on behalf of third parties (collectively, the “excluded shares”) will automatically be canceled and cease to exist as of the effective time of the First Merger, and no consideration will be delivered in exchange for excluded shares.
The exchange ratio will be equitably adjusted to reflect the effect of any change in the number of shares of Vine Class A common stock or Chesapeake common stock or securities convertible or exchangeable into or exercisable for shares of Vine Class A common stock or Chesapeake common stock (in each case issued and outstanding after August 10, 2021 and before the effective time of the First Merger) by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like.
Treatment of Vine Equity Awards in the Merger (page 83)
At the effective time, each Vine restricted stock unit award that is not accelerated by its terms by reason of the merger shall be cancelled and converted into a number Chesapeake restricted stock unit awards equal to the product of (i) the total number of shares of Vine common stock subject to such Vine restricted stock unit award immediately prior to the effective time multiplied by (ii) the sum of (A) the exchange ratio plus (B) a fraction, (x) the numerator of which is the cash consideration and (y) the denominator of which is the closing price per share on the Nasdaq Global Select Market of Chesapeake common stock on the last day of trading date prior to the closing date, rounded to the nearest whole share.
Immediately following the effective time, each converted Chesapeake restricted stock unit award otherwise will continue to be governed by the same terms and conditions (including vesting and forfeiture) as were applicable to the corresponding Vine restricted stock unit award immediately prior to the effective time, except that any performance-based vesting condition that applied to a Vine restricted stock unit award immediately prior to the effective time will be treated as having been attained at the target level, so that such converted Chesapeake restricted stock unit award will remain solely subject to the time-based vesting requirements in effect for the corresponding Vine restricted stock unit award immediately prior to the effective time.
Risk Factors (page 18)
The merger and an investment in Chesapeake common stock involve risks, some of which are related to the transactions contemplated by the merger agreement. You should carefully consider the information about these risks set forth under the section entitled “Risk Factors” beginning on page 18, together with the other information included, attached to or incorporated by reference in this proxy statement/prospectus, particularly the risk factors contained in Chesapeake’s Annual Reports on Form 10-K, Chesapeake’s and Vine’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings Chesapeake makes with the SEC. Vine stockholders should carefully consider the risks set out in that section before deciding how to vote with respect to the merger proposal, the non-binding compensation advisory proposal and the adjournment proposal to be considered and voted on at the Vine special meeting. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated by Reference” each beginning on page 148.
Merger Support Agreement with Blackstone Inc. and Vine Management
In connection with the execution of the merger agreement, certain funds affiliated with Blackstone Inc. and Vine management (the “Legacy Vine Holders”), which beneficially own an aggregate of 54,819,256 shares of Vine common stock (consisting of 20,600,721 shares of Vine Class A common stock and 34,218,535 shares of Vine Class B common stock), entered into a support agreement with Chesapeake and Vine (the “merger support agreement”), pursuant to which the Legacy Vine Holders have agreed to vote their shares (i) in favor of the matters to be submitted to Vine’s stockholders in connection with the merger and (ii) against specific actions that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the transactions contemplated by the merger, subject to the terms and conditions set forth in the merger support agreement. Each Legacy Vine Holder also granted an irrevocable proxy to Chesapeake or any executive officer of Chesapeake designated by Chesapeake in writing to act for and on such stockholder’s behalf, and in such stockholder’s name, place and stead, solely in the event that such stockholder fails to comply in any material respect with his, her or its obligations under the merger support agreement in a timely manner, to vote such stockholder’s shares and grant all written consents with respect thereto and to represent such stockholder at any stockholder meeting held for the purpose of voting on the adoption of the merger agreement. As of                 , 2021 (the “Vine record date”), the Legacy Vine Holders hold and are entitled to vote in the aggregate approximately    % of the issued and outstanding shares of Vine common stock entitled to vote at the Vine special meeting. Accordingly, as long as the Vine board does not change its recommendation with respect to such proposal, approval of the merger proposal at the Vine special meeting is assured. In the event that the Vine board changes its recommendation to its stockholders to approve and adopt the merger agreement, the voting obligation of the Legacy Vine Holders under the merger support agreement will be reduced to the number of shares equal to 35% of the outstanding shares of Vine’s common stock. For more information, please see the section entitled “Vine Special Meeting — Voting and Support Agreement with Blackstone Inc. and Vine Management” beginning on page 36.

Recommendation of the Vine Board of Directors and Vine’s Reasons for the Merger (page 56)
The Vine board unanimously recommends that you vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal. For the factors considered by the Vine board in reaching this decision and additional information on the recommendation of the Vine board, see the section entitled “The Merger — Recommendation of the Vine Board of Directors and Vine’s Reasons for the Merger” beginning on page 56.
Opinion of Vine’s Financial Advisor (page 59)
On August 10, 2021, Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) verbally rendered its opinion to the Vine board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Vine board dated August 10, 2021), as to the fairness, from a financial point of view, to the holders of Vine Class A common stock (other than Vine and its subsidiaries and Chesapeake and its affiliates (the “Excluded Persons”)) of the merger consideration.
Houlihan Lokey’s opinion was directed to the Vine board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Vine Class A common stock (other than the Excluded Persons) of the merger consideration and did not address any other aspect or implication of the transaction or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Vine board, any security holder of Vine or any other person as to how to act or vote with respect to any matter relating to the merger.
For further information, see the section of this proxy statement/prospectus entitled “The Merger — Opinion of Vine’s Financial Advisor” beginning on page 59 and the full text of the written opinion of Houlihan Lokey attached as Annex C to this proxy statement/prospectus.
Special Meeting of Vine Stockholders (page 35)
Date, Time, Place and Purpose of the Vine Special Meeting
The Vine special meeting will be held virtually via the Internet on           , 2021, at           , Central Time. The purpose of the Vine special meeting is to consider and vote on the merger proposal, the non-binding compensation advisory proposal and the adjournment proposal. Approval of the merger proposal is a condition to the obligation of Vine and Chesapeake to complete the merger. Approval of the non-binding compensation advisory proposal and the adjournment proposal are not a condition to the obligation of either Vine or Chesapeake to complete the merger.
In light of the public health concerns regarding the ongoing COVID-19 pandemic, the Vine special meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. The eligible Vine stockholders will be able to attend the Vine special meeting online and vote their shares electronically at the meeting by visiting the Vine special meeting website.
Record Date and Outstanding Shares of Vine Voting Stock
Only holders of record of issued and outstanding shares of Vine common stock, as of the close of business on the Vine record date are entitled to notice of, and to vote at, the Vine special meeting or any adjournment or postponement of the Vine special meeting.
As of the close of business on the Vine record date, there were                 shares of Vine common stock issued and outstanding and entitled to vote at the Vine special meeting. You may cast one vote for each share of Vine common stock that you held as of the close of business on the Vine record date.

A complete list of Vine stockholders entitled to vote at the Vine special meeting will be available for inspection at Vine’s principal office at 5800 Granite Parkway, Suite 550, Plano, Texas 75024 during regular business hours beginning with the tenth day prior to the Vine special meeting and continuing through the Vine special meeting and during the Vine special meeting. A complete list of the Vine stockholders entitled to vote at the Vine special meeting will also be posted on the Vine special meeting website during the same period.
Quorum; Abstentions and Broker Non-Votes
A quorum of Vine stockholders is necessary for Vine to hold a valid meeting. The presence at the special meeting of the holders of a majority of the outstanding shares of Vine common stock entitled to vote at the meeting, present in person or represented by proxy, constitutes a quorum. Virtual attendance at the Vine special meeting constitutes presence in person for purposes of the quorum requirements under Vine’s bylaws.
If you submit a properly executed proxy card, even if you do not vote for the proposal or vote to “ABSTAIN” in respect of the proposal, your shares of Vine common stock will be counted for purposes of calculating whether a quorum is present for the transaction of business at the Vine special meeting. Vine common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee, and Vine common stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present at the Vine special meeting for the purpose of determining the presence of a quorum. A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner of the shares. It is expected that there will not be any broker non-votes at the Vine special meeting. However, if there are any broker non-votes, the shares will be considered present and entitled to vote at the Vine special meeting for the purpose of determining the presence of a quorum.
As of the Vine record date, the Legacy Vine Holders hold and are entitled to vote in the aggregate approximately    % of the issued and outstanding shares of Vine common stock entitled to vote at the Vine special meeting. Accordingly, as long as the Vine board does not change its recommendation with respect to such proposal, approval of the merger proposal at the Vine special meeting is assured.
Executed but unvoted proxies will be voted in accordance with the recommendations of the Vine board.
Required Vote to Approve the Merger Proposal
Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Vine common stock entitled to vote on the proposal. Abstentions, a failure to submit a proxy or vote (whether in attendance at the meeting or not) and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal.
The merger proposal is described in the section entitled “Vine Stockholder Proposals” beginning on page 41.
Required Vote to Approve the Non-Binding Compensation Advisory Proposal
Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of Vine common stock present in person or represented by proxy at the Vine special meeting and entitled to vote on the proposal. Abstentions and a failure to vote while in attendance at the meeting will have the same effect as a vote “AGAINST” the non-binding compensation advisory proposal. Broker non-votes and a failure to vote without attending the meeting or submitting a proxy will have no effect on the outcome of the vote on the non-binding compensation advisory proposal, assuming a quorum is present.
The non-binding compensation advisory proposal is described in the section entitled “Vine Stockholder Proposals” beginning on page 41.

Required Vote to Approve the Adjournment Proposal
Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of Vine common stock present in person or represented by proxy at the Vine special meeting and entitled to vote on the proposal. Abstentions and a failure to vote while in attendance at the meeting will have the same effect as a vote “AGAINST” the adjournment proposal. Broker non-votes and a failure to vote without attending the meeting or submitting a proxy will have no effect on the outcome of the vote on the adjournment proposal, assuming a quorum is present.
The adjournment proposal is described in the section entitled “Vine Stockholder Proposals” beginning on page 41.
Voting by Vine’s Directors, Executive Officers and the Legacy Vine Holders
As of the close of business on August 27, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, Vine directors and executive officers, and their affiliates (including the Legacy Vine Holders), as a group, owned and were entitled to vote 54,819,256 shares of Vine common stock, or approximately 72.8% of the total outstanding shares of Vine common stock, based on 75,259,256 shares of Vine common stock outstanding on that date. For more information regarding the security ownership of Vine directors and executive officers, please see “Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Vine — Vine’s Directors and Executive Officers” beginning on page 139.
Vine currently expects that all of its directors and executive officers will vote their shares “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal.
Adjournment
If a quorum is not present or if there are not sufficient votes for the approval of the merger proposal, Vine expects that the Vine special meeting will be adjourned by the person presiding over the Vine special meeting, as permitted by Vine’s bylaws, to solicit additional proxies in accordance with the merger agreement. At any subsequent reconvening of the Vine special meeting, all proxies will be voted in the same manner as the manner in which such proxies would have been voted at the original convening of the Vine special meeting, except for any proxies that have been validly revoked or withdrawn prior to the subsequent reconvening of the Vine special meeting.
Board of Directors and Management of Chesapeake Following Completion of the Merger (page 76)
Upon closing of the merger, Chesapeake’s board and executive management will remain unchanged. Additionally, Chesapeake will continue to be headquartered in Oklahoma City, Oklahoma.
Interests of Vine’s Directors and Executive Officers in the Merger (page 43)
In considering the recommendation of the Vine board of directors, Vine stockholders should be aware that the directors and executive officers of Vine have certain interests in the merger that may be different from, or in addition to, the interests of Vine stockholders generally. The Vine board of directors was aware of these interests and considered them, among other matters, in making its recommendation that Vine stockholders vote to approve the merger proposal.
These interests include the following:
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the executive officers of Vine have arrangements with Vine that provide for certain severance payments or benefits, accelerated vesting of certain equity-based awards and other rights and other payments or benefits upon completion of the merger and/or if their employment or service is terminated under certain circumstances following the completion of the merger; and

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executive officers and directors of Vine have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the completion of the merger.

The Vine board was aware of these additional interests by their directors and executive officers and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the merger, in approving the merger agreement and in recommending the merger proposal, the non-binding compensation advisory proposal and the adjournment proposal. For a further discussion of the interests of Vine directors and executive officers in the merger, see “The Merger — Interests of Vine’s Directors and Executive Officers in the Merger” beginning on page 43.
Conditions to the Completion of the Merger (page 106)
Mutual Conditions
The respective obligations of each of the parties to the merger agreement to consummate the merger are subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable law:
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Vine Stockholder Approval.   The merger proposal must have been approved in accordance with applicable law and the Vine organizational documents, as applicable.

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Regulatory Approval.   All waiting periods (and any extensions thereof) applicable to the transactions contemplated by the merger agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any commitment to, or agreement with, any governmental entity not to close the transactions contemplated by the merger agreement before a certain date, must have expired or been terminated.

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No Injunctions or Restraints.   Any governmental entity (including any antitrust authority) having jurisdiction over any party to the merger agreement must not have issued, entered, enacted or promulgated any law, order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining, making illegal or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement.

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Effectiveness of the Registration Statement.   The registration statement, of which this proxy statement/ prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

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Nasdaq Listing.   The shares of Chesapeake common stock issuable to holders of Vine common stock pursuant to the merger agreement must have been authorized for listing on the Nasdaq Global Select Market, upon official notice of issuance.

Additional Conditions to the Obligations of Chesapeake and the Merger Subs
The obligations of Chesapeake and the Merger Subs to consummate the merger are subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived exclusively by Chesapeake, in whole or in part, to the extent permitted by applicable law:
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certain representations and warranties of Vine set forth in the merger agreement regarding organization, standing and power, capital structure, authority and absence of certain changes or events must have been true and correct as of August 10, 2021 and must be true and correct as of the closing date, as though made on and as of the closing date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time);

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certain other representations and warranties of Vine set forth in the merger agreement relating to capital structure must have been true and correct in all material respects as of August 10, 2021 and must be true and correct in all material respects as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct in all material respects only as of such date or period of time);

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all other representations and warranties of Vine set forth in the merger agreement must have been true and correct as of August 10, 2021 and must be true and correct as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Vine material adverse effect”) would not reasonably be expected to have, individually or in the aggregate, a Vine material adverse effect;
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Vine must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time;

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Chesapeake must have received a certificate of Vine signed by an executive officer of Vine, dated as of the closing date, confirming that the conditions in the four bullets above have been satisfied; and

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100% of the Holdings Units issued and outstanding as of immediately prior to the effective time must have been converted into Vine Class A common stock, and each Holdings Unit, together with each corresponding share of Vine Class B common stock, must have been canceled and no longer be outstanding.

Additional Conditions to the Obligations of Vine
The obligation of Vine to consummate the merger is subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived exclusively by Vine, in whole or in part, to the extent permitted by applicable law:
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certain representations and warranties of Chesapeake and the Merger Subs set forth in the merger agreement regarding organization, standing and power, capital structure, authority and absence of certain changes or events must have been true and correct as of August 10, 2021 and must be true and correct as of the closing date, as though made on and as of the closing date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time);

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certain other representations and warranties of Chesapeake set forth in the merger agreement relating to capital structure must have been true and correct in all material respects as of August 10, 2021 and must be true and correct in all material respects as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct in all material respects only as of such date or period of time);

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all other representations and warranties of Chesapeake and the Merger Subs set forth in the merger agreement must have been true and correct as of August 10, 2021 and must be true and correct as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Chesapeake material adverse effect”) that would not reasonably be expected to have, individually or in the aggregate, a Chesapeake material adverse effect;

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Chesapeake, Merger Sub Inc. and Merger Sub LLC each must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by them under the merger agreement at or prior to the effective time; and

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Vine must have received a certificate of Chesapeake signed by an executive officer of Chesapeake, dated as of the closing date, confirming that the conditions in the four bullets above have been satisfied.

No Solicitation (page 93)
No Solicitation by Vine
Vine has agreed that, from and after August 10, 2021, Vine and its officers and directors will and will cause Vine’s subsidiaries and its and their controlled affiliates and other representatives to cease, and cause to be terminated, any negotiations with any person conducted prior to August 10, 2021 by Vine or any of its subsidiaries, their respective controlled affiliates or representatives with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, a competing proposal. Promptly following the execution and delivery of the merger agreement, Vine agreed, and agreed to cause each of its subsidiaries and its and their respective controlled affiliates and representatives, to immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any person (other than Chesapeake and its representatives) relating to any competing proposal made prior to August 10, 2021 and any access any such persons may have to any physical or electronic data room relating to any potential competing proposal.
Vine has also agreed that, from and after August 10, 2021, Vine and its officers and directors will not, and will cause Vine’s subsidiaries and its and their respective controlled affiliates and other representatives not to, directly or indirectly:
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initiate, solicit, propose, endorse, knowingly encourage, or knowingly facilitate any inquiry regarding, the submission or announcement by any person (other than Chesapeake or its subsidiaries) of, or the making of any, proposal or offer that constitutes, or could reasonably be expected to lead to, a competing proposal;

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engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of a competing proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a competing proposal;

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furnish any material non-public information regarding Vine or its subsidiaries to any person (other than Chesapeake and its subsidiaries) in connection with, for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, or in response to any competing proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a competing proposal;

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approve, adopt, recommend, agree to enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an acceptable confidentiality agreement (as defined below)) relating to a competing proposal (an “alternative acquisition agreement”);

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submit any competing proposal to the vote of Vine stockholders; or

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resolve or agree to take any of the actions described above.

From and after August 10, 2021, Vine has agreed to promptly (and in any event within 36 hours) notify Chesapeake in writing of the receipt by Vine of any competing proposal or any proposal or offer with respect to (or that could reasonably be expected to lead to) a competing proposal made on or after August 10, 2021, any request for information or data relating to Vine or any of its subsidiaries made by any person in connection with (or that could reasonably be expected to lead to) a competing proposal or any request for discussions or negotiations with Vine or a representative of Vine relating to (or that could reasonably be expected to lead to) a competing proposal, and Vine will notify Chesapeake of the identity of the person making or submitting such request, proposal or offer and provide to Chesapeake (i) a copy of any such request, proposal or offer made in writing provided to Vine or any of its subsidiaries or any of its and their respective representatives or (ii) if any such request, proposal or offer is not made in writing, a written summary of such request, proposal or offer (including the material terms and conditions thereof), in each case together with copies of any proposed transaction agreements. Thereafter Vine has agreed to keep Chesapeake reasonably informed in writing on a current basis (and in any event within one business day) regarding the status of any such requests, proposals or offers (including any amendments or changes thereto) and will reasonably apprise Chesapeake of the status of any such negotiations. Without limiting the foregoing, Vine has agreed to notify Chesapeake if Vine determines to engage in discussions or negotiations concerning a competing proposal.
No Solicitation by Blackstone, Inc. and the Legacy Vine Holders
Pursuant to the merger agreement, any violation of the solicitation restrictions outlined above that is at the request or on behalf of Blackstone, Inc. will be deemed a breach of such solicitation restrictions by Vine.

Additionally, pursuant to the merger support agreement, each Legacy Vine Holder has agreed to comply with the solicitation restrictions applicable to Vine as if it were party to the merger agreement.
No Solicitation Exceptions
Prior to the time the merger proposal has been approved by Vine stockholders, Vine and its representatives may (i) provide information in response to a request therefor by a person who has made an unsolicited bona fide written competing proposal after August 10, 2021 that did not result from a breach (other than a de minimis breach) of the applicable section of the merger agreement if Vine receives from the person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the confidentiality agreement (the “Confidentiality Agreement”) dated as of June 11, 2021 between Chesapeake and Vine (an “acceptable confidentiality agreement”), it being understood that such acceptable confidentiality agreement need not prohibit the making, or amendment, of a competing proposal and shall not prohibit compliance by Vine with the terms of the merger agreement, and Vine will promptly disclose (and, if applicable, provide copies of) any such information provided to such person to Chesapeake to the extent not previously provided to Chesapeake; or (ii) engage or participate in any discussions or negotiations with any person who has made such an unsolicited bona fide written competing proposal after August 10, 2021 that did not result from a breach (other than a de minimis breach) of the applicable section of the merger agreement, if and only to the extent that:
•
prior to taking any action described in clause (i) or (ii) above, the Vine board determines in good faith after consultation with its outside legal counsel that failure to take such action in light of the competing proposal would be inconsistent with the Vine board’s fiduciary duties under applicable law; and

•
in each such case referred to in clause (i) or (ii) above, the Vine board has determined in good faith based on the information then available and after consultation with its financial advisors and outside legal counsel that such competing proposal either constitutes a superior proposal (as defined in the merger agreement) or is reasonably likely to result in a superior proposal.

Change of Recommendation (page 93)
Restrictions on Change of Recommendation
Subject to certain exceptions described below, the Vine board, including any committee of the Vine board, may not:
•
withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Chesapeake or the Merger Subs, its recommendation that Vine stockholders approve the merger proposal;

•
fail to include its recommendation that Vine stockholders approve the merger proposal in this proxy statement/prospectus;

•
fail to publicly announce, within ten business days after a tender offer or exchange offer relating to the equity securities of Vine shall have been commenced by any third party other than Chesapeake and its affiliates (and in no event later than one business day prior to the date of the Vine special meeting, as it may be postponed or adjourned in accordance with the terms of the merger agreement), a statement disclosing that the Vine board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Vine board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Vine board recommends rejection of such tender or exchange offer);

•
if requested by Chesapeake fail to issue, within ten business days after a competing proposal is publicly announced (and in no event later than one business day prior to the date of the Vine special meeting, as it may be postponed or adjourned in accordance with the terms of the merger agreement), a press release reaffirming its recommendation that Vine stockholders approve the merger proposal;

•
approve, recommend or declare advisable (or publicly propose to do so) any competing proposal;

•
approve, adopt, recommend, agree to or enter into, or propose or resolve to approve, adopt, recommend, agree to or enter into, any alternative acquisition agreement;

•
cause or permit Vine to enter into an alternative acquisition agreement; or

•
publicly propose to take any of the actions described above.

Any of the actions described in the eight bullets directly above is referred to herein as a “change of recommendation.”
Permitted Recommendation Change in Connection with a Superior Proposal
Prior to the time the merger proposal has been approved by Vine stockholders, in response to a bona fide written competing proposal from a third party that has not been withdrawn, was received after August 10, 2021, was not solicited at any time following the execution of the merger agreement and did not result from a breach (other than a de minimis breach) of the obligations set forth in the applicable section of the merger agreement, the Vine board may effect a change of recommendation; provided, however, that such change of recommendation may not be made unless and until:
•
the Vine board determines in good faith after consultation with its financial advisors and outside legal counsel that such competing proposal is a superior proposal;

•
the Vine board determines in good faith, after consultation with its outside legal counsel, that failure to effect a change of recommendation in response to such superior proposal would be inconsistent with the fiduciary duties owed by the Vine board to the stockholders of Vine under applicable law;

•
Vine provides Chesapeake written notice of such proposed action three business days in advance, which notice will set forth in writing that the Vine board intends to take such action and will include the identity of the person making such competing proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof);

•
during the three business day period commencing on the date of Chesapeake’s receipt of the notice specified in the immediately preceding clause (subject to any applicable extensions), Vine negotiates (and causes its officers, employees, financial advisors, outside legal counsel and other representatives to negotiate) in good faith with Chesapeake (to the extent Chesapeake wishes to negotiate) to make such adjustments, amendments or revisions to the terms of the merger agreement so that the competing proposal that is the subject of the notice specified in the immediately preceding clause ceases to be a superior proposal;

•
at the end of the three business day period, prior to taking action to effect a change of recommendation, the Vine board takes into account any adjustments, amendments or revisions to the terms of the merger agreement proposed by Chesapeake in writing, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the competing proposal remains a superior proposal and that the failure to effect a change of recommendation in response to such superior proposal would be inconsistent with the fiduciary duties of the directors under applicable law; provided that if there is any material development with respect to such competing proposal, Vine shall, in each case, be required to deliver to Chesapeake an additional notice consistent with that described in the third bullet above and a new negotiation period under the third bullet above shall commence (except that the original three business day notice period referred to in the third bullet above shall instead be equal to the longer of (i) one business day and (ii) the period remaining under the first and original three business day notice period above, during which time Vine shall be required to comply with the requirements of the fourth bullet above and this bullet anew with respect to such additional notice (but substituting the time periods therein with the foregoing extended period)); and

•
in the case of Vine terminating the merger agreement to enter into a definitive agreement with respect to a superior proposal, Vine shall have paid, or caused the payment of, the termination fee.

Permitted Recommendation Change in Connection with Intervening Events
Prior to the time the merger proposal has been approved by Vine stockholders, in response to an intervening event (as defined below) that occurs or arises after August 10, 2021 and that did not arise from or in connection with a material breach of the merger agreement by Vine, the Vine board may effect a change of recommendation; provided, however, that such change of recommendation may not be made unless and until:
•
the Vine board determines in good faith after consultation with its financial advisors and outside legal counsel that an intervening event has occurred;

•
the Vine board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to effect a change of recommendation in response to such intervening event would be inconsistent with the fiduciary duties of the directors under applicable law;

•
Vine provides Chesapeake written notice of such proposed action and the basis of such proposed action three business days in advance, which notice will set forth in writing that the Vine board intends to take such action and includes the reasons therefor and a reasonable description of the facts and circumstances of the intervening event;

•
during the three business day period commencing on the date of Chesapeake’s receipt of the notice described in the immediately preceding clause (subject to any applicable extensions), Vine negotiates (and causes its officers, employees, financial advisors, outside legal counsel and other representatives to negotiate) in good faith with Chesapeake (to the extent Chesapeake wishes to negotiate) to make such adjustments, amendments or revisions to the terms of the merger agreement as would permit the Vine board not to effect a change of recommendation in response thereto; and

•
at the end of the three business day period, prior to taking action to effect a change of recommendation, the Vine board takes into account any adjustments, amendments or revisions to the terms of the merger agreement proposed by Chesapeake in writing, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a change of recommendation in response to such intervening event would be inconsistent with the fiduciary duties of the directors under applicable law.

Definition of Intervening Event
An “intervening event” is a development, event, effect, state of facts, condition, occurrence or change in circumstance that materially affects the business or assets of Vine and its subsidiaries (taken as a whole) that occurs or arises after August 10, 2021 that was not known to or reasonably foreseeable by the Vine board as of August 10, 2021; provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible competing proposal or superior proposal, (ii) any effect relating to Chesapeake or any of its subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (iii) any change, in and of itself, in the price or trading volume of shares of Vine common stock or Chesapeake common stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an intervening event, to the extent otherwise permitted by this definition), (iv) the fact that Vine or any of its subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an intervening event, to the extent otherwise permitted by this definition) or (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable law), constitute an intervening event.
Definition of Competing Proposal
A “competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Chesapeake or any of its subsidiaries) involving, directly or indirectly:

•
any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Vine or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that generated 25% or more of Vine’s and its subsidiaries’ assets (by fair market value), net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

•
any acquisition by any person resulting in, or proposal or offer, which if consummated would result in, any person becoming the beneficial owner of directly or indirectly, in one or a series of related transactions, 25% or more of the total voting power or of any class of equity securities of Vine or those of any of its subsidiaries, or 25% or more of the consolidated total assets (including, without limitation, equity securities of its subsidiaries); or

•
any merger, amalgamation, consolidation, division, tender offer, exchange offer, deSPAC transaction, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Vine or any of its subsidiaries.

Definition of Superior Proposal
A “superior proposal” means an unsolicited bona fide competing proposal after August 10, 2021 by any person or group (other than Chesapeake or any of its affiliates) to acquire, directly or indirectly, (a) businesses or assets of Vine or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of Vine’s and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, respectively, or (b) 50% or more of the total voting power or of any class of equity securities of Vine or those of any of its subsidiaries, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Vine board:
•
if consummated, would result in a transaction more favorable to Vine’s stockholders (in their capacity as such) than the First Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the merger agreement offered by Chesapeake in response to such proposal or otherwise); and

•
is reasonably likely to be consummated on the terms proposed, in each case taking into account any legal, financial, regulatory and stockholder approval requirements, including the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the Vine board.

Termination (page 108)
Termination Rights
Chesapeake and Vine may terminate the merger agreement and abandon the merger and the other transactions prior to the effective time by mutual written consent of Chesapeake and Vine.
The merger agreement may also be terminated by either Chesapeake or Vine prior to the effective time in any of the following situations:
•
if any governmental entity having jurisdiction over any party to the merger agreement has issued, entered, enacted or promulgated any law, order, decree, ruling or injunction or taken any other action permanently restraining, enjoining, making illegal or unlawful, or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement and such law, order, decree, ruling or injunction or other action has become final and nonappealable, provided that the right to terminate the merger agreement as described in this bullet will not be available to any party whose material breach of any material covenant or agreement under the merger agreement has been the primary cause of or resulted in the action or event described in this bullet occurring;

•
if the merger has not been consummated on or before 5:00 p.m. central time on February 10, 2022 (such date, the “outside date”) (except that, if at such time, all of the closing conditions set forth above, except for certain closing conditions relating to regulatory approval, have been satisfied or are capable of being satisfied at such time, the outside date will be automatically extended to June 24, 2022), provided that the right to terminate the merger agreement as described in this bullet will not be available to any party whose material breach of any material covenant or agreement under the merger agreement has been the cause of or resulted in the failure of the merger to occur on or before such date;
•
in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the merger agreement which would give rise to the failure of an applicable closing condition (and such violation or breach is not curable prior to the outside date, or if curable prior to the outside date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching party of such breach and (ii) two business days prior to the outside date) (a “terminable breach”), so long as the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the merger agreement; or

•
if the Vine stockholders do not approve the merger proposal upon a vote held at a duly held Vine special meeting, or at any adjournment or postponement of the Vine special meeting.

In addition, the merger agreement may be terminated by Chesapeake if prior to, but not after, the approval of the merger proposal by Vine stockholders, the Vine board has effected a change of recommendation (whether or not such change of recommendation is permitted by the merger agreement).
In addition, the merger agreement may be terminated by Vine in order to enter into a definitive agreement with respect to a superior proposal; provided, however, that (i) Vine shall not have breached any of its obligations under the applicable section of the merger agreement relating to non-solicitation by Vine (other than a de minimis breach), (ii) such definitive agreement with respect to such superior proposal shall be entered into substantially concurrently with the termination of the merger agreement as described in this paragraph and (iii) Vine shall pay the termination fee (as described below) concurrently with such termination.
Termination Fee (page 108)
Termination Fee Payable by Vine
The merger agreement requires Vine to pay Chesapeake a termination fee of $45 million if:
•
Chesapeake terminates the merger agreement due to a change of recommendation;

•
Vine terminates the merger agreement to enter into a definitive agreement with respect to a superior proposal;

•
Chesapeake or Vine terminates the merger agreement due to a failure to consummate the merger before the applicable outside date or due to failure to obtain Vine stockholder approval at a time when Chesapeake would have been entitled to terminate the merger agreement due to a change of recommendation; or

•
(i) (A) Chesapeake or Vine terminates the merger agreement due to the failure to obtain Vine stockholder approval or the failure to consummate the merger before the applicable outside date at a time when the merger agreement could have been terminated due to the failure to obtain Vine stockholder approval, and on or before the date of any such termination a competing proposal was publicly announced or publicly disclosed and not publicly withdrawn at least five business days prior to the Vine special meeting or (B) Vine terminates the merger agreement due to a failure to consummate the merger by the outside date at a time when Chesapeake would be permitted to terminate the merger agreement due to a Vine terminable breach or Chesapeake terminates the merger agreement due to a Vine terminable breach and following the execution of the merger agreement and on or before the date of any such termination a competing proposal has been announced, disclosed and not withdrawn at least five business days prior to the date of such termination and (ii) within 12 months after the date of such termination, Vine enters into a definitive agreement with respect to a competing proposal (or publicly approves or recommends to the Vine stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a competing proposal) or consummates a competing proposal. For purposes of this paragraph, any reference in the definition of competing proposal to “25%” will be deemed to be a reference to “50%.”
Certain Limitations and Other Agreements related to the Termination Fee
In connection with the provisions of the merger agreement regarding the termination fee payable by Vine, Vine and Chesapeake have agreed that (i) in no event will Chesapeake be entitled to receive more than one payment of the termination fee and (ii) Chesapeake may simultaneously pursue a grant of specific performance and payment of the termination fee, but if the termination fee becomes payable, then upon the payment of the termination fee, Vine shall have no further liability of any kind to Chesapeake in respect of the merger agreement or the transactions contemplated thereby, except liability for fraud, or a willful or material breach of the merger agreement.
Appraisal Rights (page 76)
If the merger is completed, Vine stockholders will be entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Shares of Vine common stock held by stockholders that do not vote for approval of the merger, do not validly waive appraisal rights and properly exercise and perfect appraisal rights in respect of such shares pursuant to, and in accordance with, the provisions of Section 262 of the DGCL (the “Vine appraisal shares”) will not be converted into the right to receive the merger consideration, but will be entitled only to those rights as are granted by Section 262 of the DGCL, and at the effective time all Vine appraisal shares will no longer be outstanding and will automatically be cancelled and cease to exist. A copy of the full text of Section 262 of the DGCL is attached as Annex D to this proxy statement/prospectus.
Material U.S. Federal Income Tax Consequences of the Integrated Mergers (page 111)
Chesapeake and Vine intend for the integrated mergers, taken together, to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, it is not a condition to Chesapeake’s obligation or Vine’s obligation to complete the transactions that the integrated mergers, taken together, qualify as a “reorganization.” Moreover, neither Chesapeake nor Vine intends to request any ruling from the IRS regarding any matters relating to the integrated mergers, and, consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position to the contrary to any of the positions set forth below. If the IRS were to challenge the “reorganization” status of the integrated mergers successfully or the form or structure of the integrated mergers was changed in a manner such that it did not qualify as a “reorganization,” the holders of Vine common stock could be subject to additional U.S. federal income tax in connection with their receipt of Chesapeake common stock in the integrated mergers, as discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers — Tax Consequences if the Integrated Mergers Do Not Qualify as a “Reorganization” Described in Section 368(a) of the Code” beginning on page 114.
If the integrated mergers, taken together, qualify as a reorganization, then U.S. holders (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 111) of shares of Vine common stock generally will not recognize any realized loss but will recognize any realized gain as a result of the integrated mergers equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of Chesapeake common stock (including any fractional share of Chesapeake common stock deemed received and redeemed for cash, as discussed in “Material U.S. Federal Income Tax Consequences of the Integrated Mergers — Tax Consequences if the Integrated Mergers, Taken Together, Qualify as a “Reorganization” Described in Section 368(a) of the Code — Receipt of Cash Upon the Deemed Sale of a Fractional Share” beginning on page 113) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Chesapeake common stock) received by such U.S. holder pursuant to the integrated mergers over (B) such U.S. holder’s adjusted tax basis in the Vine common stock surrendered pursuant to the integrated mergers and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Chesapeake common stock) received by such U.S. holder pursuant to the integrated mergers. The material U.S. federal income tax consequences of the integrated mergers are discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers” beginning on page 111.

TAX MATTERS ARE COMPLICATED AND THE TAX CONSEQUENCES OF THE INTEGRATED MERGERS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES AS A RESULT OF THE INTEGRATED MERGERS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Comparison of Rights of Shareholders of Chesapeake and Stockholders of Vine (page 129)
Chesapeake is incorporated under the laws of the State of Oklahoma, and Vine is incorporated under the laws of the State of Delaware. Upon completion of the merger, the certificate of incorporation and bylaws of Chesapeake in effect immediately prior to the effective time of the merger will continue to be the certificate of incorporation and bylaws of Chesapeake. As a result of the merger, the rights of Vine stockholders who receive shares of Chesapeake common stock will be governed by the Oklahoma General Corporation Act (the “OGCA”), Chesapeake’s second amended and restated certificate of incorporation (“Chesapeake’s charter”) and Chesapeake’s second amended and restated bylaws (“Chesapeake’s bylaws”). The key differences are described in the section entitled “Comparison of Rights of Shareholders of Chesapeake and Stockholders of Vine” beginning on page 129.
Listing of Chesapeake Shares; Delisting and Deregistration of Vine Shares (page 76)
If the merger is completed, the shares of Chesapeake common stock to be issued in the merger will be listed for trading on the Nasdaq Global Select Market or such other Nasdaq market on which shares of Chesapeake common stock are then listed, shares of Vine common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Vine will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.

COMPARISON OF PER SHARE MARKET PRICE
The following table sets forth the closing sale price per share of Chesapeake common stock and Vine Class A common stock as reported on the Nasdaq Global Select Market and the NYSE, respectively, on August 10, 2021, the last trading day before the public announcement of the execution of the merger agreement, and on           , 2021, the last practicable trading day prior to the mailing of this proxy statement/prospectus. The table also shows the estimated implied value of the merger consideration proposed for each share of Vine common stock as of the same two dates. This implied value was calculated by multiplying the closing price of a share of Chesapeake common stock on the relevant date by the exchange ratio of 0.2486 shares of Chesapeake common stock for each share of Vine Class A common stock, and adding the $1.20 cash consideration.
	Chesapeake Common Stock		Vine Class A Common Stock		Implied Per Share Value of Merger Consideration(1)
August 10, 2021		$55.50		$14.88		$15.00(2)
, 2021	$		$		$

(1)
Includes cash consideration of $1.20 per share of Vine common stock.

(2)
Represents a premium of 0.8% to the closing price of the shares of Vine common stock on August 10, 2021, the last trading day before the public announcement of the execution of the merger agreement.

Holders of Chesapeake common stock and Vine Class A common stock are encouraged to obtain current market quotations for Chesapeake common stock and Vine Class A common stock and to review carefully the other information contained in, attached to or incorporated by reference into this proxy statement/prospectus. No assurance can be given concerning the market price of Chesapeake common stock before or after the effective date of the merger. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated By Reference,” each beginning on page 148.

RISK FACTORS
In addition to the other information contained in, attached to or incorporated by reference into this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” Vine stockholders should carefully consider the following risks before deciding how to vote with respect to the merger proposal, the non-binding compensation advisory proposal and the adjournment proposal to be considered and voted on at the Vine special meeting. In addition, Vine stockholders should also read and consider the risks associated with each of the businesses of Chesapeake and Vine because these risks will also affect the combined company. These risks can be found in Chesapeake’s Annual Reports on Form 10-K, Chesapeake’s and Vine’s Quarterly Reports on Form 10-Q and other filings Chesapeake makes with the SEC, in each case either attached to or incorporated by reference into this proxy statement/prospectus. Vine stockholders should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus or attached to this proxy statement/prospectus. For additional information, see the sections entitled “Where You Can Find More Information” and “Information Incorporated By Reference,” each beginning on page 148.
Risks Relating to the Merger
Because the exchange ratio is fixed and because the market price of Chesapeake common stock will fluctuate, Vine stockholders cannot be certain of the precise value of the merger consideration they will receive in the merger.
If the merger is completed, at the effective time of the merger, each issued and outstanding eligible share of Vine common stock will be converted into the right to receive the merger consideration. The exchange ratio for the merger consideration is fixed at 0.2486 shares of Chesapeake common stock for each share of Vine common stock (with certain exceptions described in this proxy statement/prospectus), and there will be no adjustment to the merger consideration for changes in the market price of Chesapeake common stock or Vine common stock prior to the completion of the merger.
If the merger is completed, there will be a time lapse between each of the date of this proxy statement/prospectus, the date on which Vine stockholders vote to approve the merger proposal and the date on which Vine stockholders entitled to receive the merger consideration actually receive the merger consideration. The market value of shares of Chesapeake common stock will fluctuate, possibly materially, during and after these periods as a result of a variety of factors, including general market and economic conditions, changes in Chesapeake’s business, operations and prospects, regulatory considerations and any impact of the ongoing COVID-19 pandemic. Such factors are difficult to predict and in many cases may be beyond the control of Chesapeake and Vine. The actual value of any merger consideration received by Vine stockholders at the completion of the merger will depend on the market value of the shares of Chesapeake common stock at that time. Consequently, at the time Vine stockholders decide whether to approve the merger proposal, they will not know the actual market value of any merger consideration they will receive when the merger is completed. For additional information about the merger consideration, see the section entitled “The Merger Agreement — Effect of the Merger on Capital Stock; Merger Consideration” beginning on page 82.
The merger may not be completed and the merger agreement may be terminated in accordance with its terms. Failure to complete the merger could negatively impact the price of shares of Chesapeake and Vine’s common stock, as well as their respective future businesses and financial results.
The merger is subject to a number of conditions that must be satisfied, including the approval by Vine stockholders of the merger proposal, or, to the extent permitted by applicable law, waived, prior to the completion of the merger. These conditions are described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 106. These conditions to the completion of the merger, some of which are beyond the control of Chesapeake and Vine, may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may be delayed or may not be completed.
In addition, if the merger is not completed by February 10, 2022, or, in certain instances, on or before June 24, 2022, either Chesapeake or Vine may choose not to proceed with the merger by terminating the merger agreement, and the parties can mutually decide to terminate the merger agreement at any time, before or after Vine stockholder approval. Further, either Chesapeake or Vine may elect to terminate the merger agreement in certain other circumstances as further detailed in the section entitled “The Merger Agreement — Termination.”
If the transactions contemplated by the merger agreement are not completed for any reason, Chesapeake’s and Vine’s respective ongoing businesses, financial condition and financial results may be adversely affected. Without realizing any of the benefits of having completed the transactions, Chesapeake and Vine will be subject to a number of risks, including the following:
•
Chesapeake and Vine may be required to pay their respective costs relating to the transactions, which are substantial, such as legal, accounting, financial advisory and printing fees, whether or not the transactions are completed;

•
Vine may owe a termination fee of $45 million to Chesapeake, as further described below;

•
time and resources committed by Chesapeake’s and Vine’s management to matters relating to the transactions could otherwise have been devoted to pursuing other beneficial opportunities;

•
Chesapeake and Vine may experience negative reactions from financial markets, including negative impacts on the prices of their common stock, including to the extent that the current market prices reflect a market assumption that the transactions will be completed;

•
Chesapeake and Vine may experience negative reactions from employees, customers or vendors; and

•
since the merger agreement restricts the conduct of Vine’s and Chesapeake’s businesses prior to completion of the merger, Vine or Chesapeake may not have been able to take certain actions during the pendency of the merger that would have benefitted it as an independent company and the opportunity to take such actions may no longer be available. For a description of the restrictive covenants to which Chesapeake and Vine are subject, see the section entitled “The Merger Agreement — Interim Operations of Vine and Chesapeake Pending the Merger” beginning on page 89.

If the merger agreement is terminated and the Vine board seeks another merger or business combination, Vine may not be able to find a party willing to offer equivalent or more attractive consideration than the consideration Chesapeake has agreed to provide in the merger. Further, such other merger or business combination may not be completed. If the merger agreement is terminated under specified circumstances, Vine may be required to pay Chesapeake a termination fee of $45 million. For a description of these circumstances, see the section entitled “The Merger Agreement — Termination” beginning on page 108. In addition, any delay in completing the merger may significantly reduce the synergies and other benefits that Chesapeake expects that the combined company may achieve if the merger is completed within the expected timeframe.
The synergies attributable to the merger may vary from expectations.
Chesapeake may fail to realize the anticipated benefits and synergies expected from the merger, which could adversely affect Chesapeake’s business, financial condition and operating results. The success of the merger will depend, in significant part, on Chesapeake’s ability to successfully integrate the acquired business, grow the revenue of the combined company and realize the anticipated strategic benefits and synergies from the combination. Chesapeake believes that the addition of Vine will complement Chesapeake’s growth strategy by providing operational and financial scale, increasing free cash flow and enhancing Chesapeake’s corporate rate of return. However, achieving these goals requires, among other things, realization of the targeted cost synergies expected from the merger. This growth and the anticipated benefits of the transactions may not be realized fully or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If Chesapeake is not able to achieve these objectives and realize the anticipated benefits and synergies expected from the merger within the anticipated timing or at all, Chesapeake’s business, financial condition and operating results may be adversely affected.
Vine stockholders will have a reduced ownership and voting interest in the combined company after the merger compared to their current ownership in Vine and will exercise less influence over the combined company’s management.
Currently, Vine stockholders have the right to vote in the election of the Vine board and the power to approve or reject any matter requiring stockholder approval under Delaware law and the Vine organizational documents. Upon completion of the merger, each Vine stockholder who receives shares of Chesapeake common stock in the merger will become a shareholder of Chesapeake with a percentage ownership of Chesapeake that is smaller than such Vine stockholder’s current percentage ownership of Vine. Based on the number of issued and outstanding shares of Chesapeake common stock and Vine common stock as of           , 2021 and the exchange ratio of 0.2486, after the merger Vine stockholders are expected to become owners of approximately    % of the outstanding shares of Chesapeake common stock, on a fully-diluted basis, without giving effect to any shares of Chesapeake common stock held by Vine stockholders prior to the completion of the merger. Even if all former Vine stockholders voted together on all matters presented to Chesapeake shareholders from time to time, the former Vine stockholders would exercise significantly less influence over the management and policies of Chesapeake post-merger than they now have over the management and policies of Vine.
Chesapeake and Vine are subject to risks related to health epidemics and pandemics, including the ongoing COVID-19 pandemic, and it is difficult to predict what effect, if any, this might have on the merger.
Chesapeake and Vine each face various risks related to public health issues, including epidemics, pandemics and other outbreaks, including the ongoing COVID 19 pandemic. The actual and potential effects of COVID 19 include, but are not limited to, its impact on general economic conditions, trade and financing markets, changes in customer behavior and continuity in business operations, all of which create significant uncertainty. In addition, the pandemic has resulted in governmental authorities implementing significant and varied measures to contain the spread of COVID 19, including travel bans and restrictions, quarantines, shelter in place and stay at home orders and business shutdowns. Governmental authorities may enact additional restrictions, or tighten existing measures if COVID 19 continues to spread. These measures, as well as the COVID 19 pandemic broadly, may have a negative effect on the businesses of Chesapeake or Vine prior to the consummation of the merger, and it is difficult to predict what effect the COVID 19 pandemic may have on the merger.
Required regulatory approvals may not be received, may take longer than expected to be received or may impose conditions that are not presently anticipated or cannot be met.
Completion of the merger is conditioned upon the expiration or termination of any waiting period applicable to the merger under the HSR Act. Although each party has agreed to use its reasonable best efforts to ensure the prompt expiration or termination of any applicable waiting period under the HSR Act and to respond to and comply with any request for information from any governmental entity charged with enforcing, applying, administering or investigating the HSR Act or any other antitrust laws, there can be no assurance that HSR clearance will be obtained and that the other conditions to completing the merger will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger agreement or other agreements to be entered into in connection with the merger agreement. Notwithstanding the foregoing, under no circumstances will Chesapeake be required to take certain actions, including, among others, disposing of assets; terminating existing relationships, contractual rights or obligations; terminating any venture or other arrangement; creating new relationships, contractual rights or obligations; and making other changes or restructurings. Chesapeake and Vine cannot provide any assurance that these approvals will be obtained or that there will not be any adverse consequences to Chesapeake’s or Vine’s businesses resulting from the failure to obtain these governmental approvals or from conditions that could be imposed in connection with obtaining these governmental approvals.
Completion of the merger is also conditioned upon the authorization for listing of Chesapeake common stock to be issued in connection with the merger on the Nasdaq Global Select Market, or such other Nasdaq market on which shares of Chesapeake common stock are then listed. Although Chesapeake has agreed to use its reasonable best efforts to take all action reasonably necessary to obtain the requisite stock exchange approval, there can be no assurance that such approval will be obtained or that the other conditions to completing the merger will be satisfied.
Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the merger or of imposing additional costs or limitations on Chesapeake or Vine following completion of the merger, any of which might have an adverse effect on

Chesapeake or Vine following completion of the merger and may diminish the anticipated benefits of the merger. For additional information about the regulatory approvals process, see “The Merger — Regulatory Approvals” and “The Merger Agreement — HSR and Other Regulatory Approvals” beginning on pages 75 and 101, respectively.
If the integrated mergers, taken together, do not qualify as a “reorganization” under Section 368(a) of the Code, the Vine stockholders may be subject to additional U.S. federal income tax in connection with their receipt of Chesapeake common stock in the integrated mergers.
Chesapeake and Vine intend for the integrated mergers, taken together, to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, it is not a condition to Chesapeake’s obligation or Vine’s obligation to complete the transactions that the integrated mergers, taken together, qualify as a “reorganization.” Moreover, neither Chesapeake nor Vine intends to request any ruling from the IRS regarding any matters relating to the integrated mergers, and, consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position to the contrary to any of the positions set forth in this proxy statement/prospectus. If the IRS were to challenge the “reorganization” status of the integrated mergers successfully or the form or structure of the integrated mergers was changed in a manner such that it did not qualify as a “reorganization,” the holders of Vine common stock could be subject to additional U.S. federal income tax in connection with their the receipt of Chesapeake common stock in the integrated mergers, as discussed in more detail in the section entitled “Material U.S. Federal Income Tax Consequences of the Integrated Mergers — Tax Consequences if the Integrated Mergers Do Not Qualify as a “Reorganization” Described in Section 368(a) of the Code” beginning on page 114.
Chesapeake and Vine will be subject to business uncertainties while the merger is pending, which could adversely affect their respective businesses.
Uncertainty about the effect of the merger on employees, industry contacts and business partners may have an adverse effect on Chesapeake or Vine. These uncertainties may impair Chesapeake’s or Vine’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter and could cause industry contacts, business partners and others that deal with Chesapeake or Vine to seek to change their existing business relationships with Chesapeake or Vine, respectively. Employee retention at Vine may be particularly challenging during the pendency of the merger, as employees may experience uncertainty about their roles with Chesapeake following the merger. In addition, the merger agreement restricts Chesapeake and Vine from entering into certain corporate transactions and taking other specified actions without the consent of the other party. These restrictions may prevent Chesapeake and Vine from pursuing attractive business opportunities that may arise prior to the completion of the merger. For a description of the restrictive covenants to which Chesapeake and Vine are subject, see the section entitled “The Merger Agreement — Interim Operations of Vine and Chesapeake Pending the Merger” beginning on page 89.
The merger agreement limits Vine’s ability to pursue alternatives to the merger, which may discourage certain other companies from making favorable alternative transaction proposals and, in specified circumstances, could require Vine to pay Chesapeake a termination fee.
The merger agreement contains provisions that may discourage a third party from submitting a competing proposal to Vine that might result in greater value to Vine stockholders than the merger or, in the event that a third party competing proposal is made, a third party may propose to pay a lower per share price to acquire Vine than it might otherwise have proposed to pay. These provisions include a general prohibition on Vine soliciting or, subject to certain exceptions relating to the exercise of fiduciary duties by the Vine board, entering into discussions with any third party regarding any competing proposal. The merger agreement further provides that under specified circumstances, including after a change of recommendation by the Vine board and a subsequent termination of the merger agreement by Chesapeake in accordance with its terms, Vine may be required to pay Chesapeake a cash termination fee in the amount of $45 million. For additional information, see the sections entitled “The Merger Agreement — No Solicitation; Change of Recommendation” and “The Merger Agreement — Termination” beginning on pages 93 and 108, respectively.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company.
Chesapeake and Vine are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. Each company’s success until the merger and the combined company’s success after the merger will depend in part upon the ability of Chesapeake and Vine to retain key management personnel and other key employees. Current and prospective employees of Chesapeake and Vine may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of each of Chesapeake and Vine to attract or retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will achieve the same success attracting or retaining key management personnel and other key employees as each of Chesapeake and Vine have independently achieved prior to the merger.
Directors and executive officers of Vine may have interests in the merger that are different from, or in addition to, the interests of Vine stockholders.
Directors and executive officers of Vine may have interests in the merger that are different from, or in addition to, the interests of Vine stockholders generally. These interests include, among others, the treatment of outstanding equity and equity-based awards pursuant to the merger agreement, potential severance and other benefits upon a qualifying termination in connection with the merger and rights to ongoing indemnification and insurance coverage. These interests are described in more detail in the section entitled “The Merger — Interests of Vine’s Directors and Executive Officers in the Merger.” The Vine board was aware of and carefully considered these interests of its directors and officers, among other matters, during its deliberations on the merits, terms and structure of the merger, overseeing the negotiation of the merger, approving the merger agreement and the transactions contemplated thereby, including the merger, and in making its recommendation that Vine stockholders vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal.
Chesapeake and Vine will incur significant transaction and merger-related costs in connection with the merger, which may be in excess of those anticipated by Chesapeake or Vine.
Each of Chesapeake and Vine has incurred and expects to continue to incur a number of non-recurring costs associated with negotiating and completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs have been, and will continue to be, substantial. The substantial majority of non-recurring expenses will consist of transaction costs related to the merger and include, among others, employee retention costs, fees paid to financial, legal and accounting advisors, severance and benefit costs and filing fees.
Chesapeake and Vine will also incur transaction fees and costs related to the integration of the companies, which may be substantial. Moreover, each company may incur additional unanticipated expenses in connection with the merger and the integration, including costs associated with any stockholder litigation related to the merger. Although Chesapeake and Vine each expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow Chesapeake and Vine to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all. For additional information, see the risk factor entitled “The integration of Vine into Chesapeake may not be as successful as anticipated, and Chesapeake may not achieve the intended benefits or do so within the intended timeframe” beginning on page 25.
The costs described above, as well as other unanticipated costs and expenses, could have a material adverse effect on the financial condition and operating results of the combined company following the completion of the merger.
Completion of the merger may trigger change in control or other provisions in certain agreements to which Vine or its subsidiaries is a party.
The completion of the merger may trigger change in control or other provisions in certain agreements to which Vine or its subsidiaries is a party. If Chesapeake and Vine are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under such agreements, potentially terminating the agreement or seeking monetary damages. Additionally, even if Chesapeake and Vine are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the combined company.
Chesapeake and its subsidiaries will have substantial indebtedness after giving effect to the merger, which may limit Chesapeake’s financial flexibility and adversely affect its financial results.
Under the merger agreement, Vine’s outstanding senior notes will remain outstanding. As of June 30, 2021, the aggregate principal amount of such outstanding senior notes was approximately $950 million. As of June 30, 2021, Chesapeake had total long-term debt of approximately $1.2 billion, consisting primarily of the amounts outstanding under its credit facility and its senior unsecured notes.
Chesapeake’s pro forma indebtedness as of June 30, 2021, assuming consummation of the merger had occurred on such date and Vine’s senior notes remain outstanding, would have been approximately $2.2 billion, representing an increase in comparison to Chesapeake’s indebtedness on a recent historical basis. Any increase in Chesapeake’s indebtedness could have adverse effects on its financial condition and results of operations, including:
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increasing the difficulty of Chesapeake to satisfy its debt obligations, including any repurchase obligations that may arise thereunder;

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diverting a portion Chesapeake’s cash flows to service its indebtedness, which could reduce the funds available to it for operations and other purposes;

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increasing Chesapeake’s vulnerability to general adverse economic and industry conditions;

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placing Chesapeake at a competitive disadvantage compared to its competitors that are less leveraged and, therefore, may be able to take advantage of opportunities that Chesapeake would be unable to pursue due to its indebtedness;

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limiting Chesapeake’s ability to access the capital markets to raise capital on favorable terms;

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impairing Chesapeake’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes; and

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increasing Chesapeake’s vulnerability to interest rate increases, as its borrowings under its revolving credit facility are at variable interest rates.

Chesapeake believes that the combined company will have flexibility to repay, refinance, repurchase, redeem, exchange or otherwise terminate large portions of its outstanding debt obligations. However, there can be no guarantee that Chesapeake would be able to execute such refinancings on favorable terms, or at all, and a high level of indebtedness increases the risk that Chesapeake may default on its debt obligations, including from the debt obligations of Vine. Chesapeake’s ability to meet its debt obligations and to reduce its level of indebtedness depends on its future performance. Chesapeake’s future performance depends on many factors independent of the merger, some of which are beyond its control, such as general economic conditions and oil and natural gas prices. Chesapeake may not be able to generate sufficient cash flows to pay the interest on its debt, and future working capital, borrowings or equity financing may not be available to pay or refinance such debt.
Lawsuits may be filed against Vine, Chesapeake, Merger Sub and the members of the Vine board in connection with the merger. An adverse ruling in any such lawsuit could result in an injunction preventing the completion of the merger and/or substantial costs to Chesapeake and Vine.
Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into acquisition, merger or other business combination agreements like the merger agreement. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Chesapeake’s and Vine’s respective liquidity and financial condition.
One of the conditions to the closing of the merger is that no injunction by any governmental entity having jurisdiction over Chesapeake, Vine or Merger Sub has been entered and continues to be in effect and no law has been adopted, in either case, that prohibits the closing of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, that injunction may delay or prevent the merger from being completed within the expected timeframe, or at all, which may adversely affect Chesapeake’s and Vine’s respective business, financial position and results of operations.
Additionally, there can be no assurance that any of the defendants in any potential future lawsuits will be successful in the outcome of such lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Chesapeake’s or Vine’s business, financial condition, results of operations and cash flows.
Shares of Chesapeake common stock received by Vine stockholders as a result of the merger will have different rights from shares of Vine common stock.
Upon completion of the merger, Vine stockholders will no longer be stockholders of Vine, and Vine stockholders who receive the merger consideration will become Chesapeake shareholders, and their rights as Chesapeake shareholders will be governed by the terms of Chesapeake’s charter and bylaws. There will be important differences between the current rights of Vine stockholders and the rights to which such stockholders will be entitled as Chesapeake shareholders. For a discussion of the different rights associated with shares of Chesapeake common stock as compared to Vine common stock, see the section entitled “Comparison of Rights of Shareholders of Chesapeake and Stockholders of Vine” beginning on page 129.
The exclusive forum provision contained in Chesapeake’s charter could limit its shareholders’ ability to obtain a favorable judicial forum for disputes with Chesapeake or its directors, officers or other employees.
Chesapeake’s charter provides that, unless Chesapeake consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Chesapeake, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Chesapeake to Chesapeake or its shareholders, (iii) any action asserting a claim against Chesapeake or any director or officer or other employee of Chesapeake arising pursuant to any provision of the OGCA or Chesapeake’s charter or bylaws or (iv) any action asserting a claim against Chesapeake or any director or officer or other employee of Chesapeake governed by the internal affairs doctrine shall be the state courts located within the State of Oklahoma (or, if no such state court has jurisdiction, the United States Court for the Western District of Oklahoma). Unless Chesapeake consents in writing to the selection of an alternative forum, the sole and exclusive forum for claims under the Securities Act is the federal district courts of the United States of America.
The enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws or otherwise, a court could find the exclusive forum provision contained in Chesapeake’s charter to be inapplicable or unenforceable.
This exclusive forum provision may limit the ability of a shareholder, including a former Vine stockholder who becomes a Chesapeake shareholder after the merger is completed, to bring a claim in a judicial forum of its choosing for disputes with Chesapeake or its directors, officers or other employees, which may discourage lawsuits against Chesapeake and its directors, officers and other employees. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Chesapeake may incur additional costs associated with resolving such matters in other jurisdictions, which could negatively affect Chesapeake’s business, results of operations and financial condition. In addition, shareholders who do bring a claim in a state or federal court located within the State of Oklahoma could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Oklahoma. In addition, state courts of the State of Oklahoma (or the United States Court for the Western District of Oklahoma, as applicable) may reach different judgments or results than would other courts, including courts where a shareholder would otherwise choose to bring the action, and such judgments or results may be more favorable to Chesapeake than to its shareholders.

Chesapeake or Vine may waive one or more of the closing conditions without re-soliciting stockholder approval.
Chesapeake or Vine may determine to waive, in whole or in part as permitted by applicable law, one or more of the conditions to closing the merger prior to Chesapeake or Vine, as the case may be, being obligated to consummate the merger. Each of Chesapeake and Vine currently expects to evaluate the materiality of any waiver and its effect on its respective stockholders in light of the facts and circumstances at the time and to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the merger, re-solicit stockholder approval or amend or supplement this proxy statement/prospectus as a result of a waiver will be made by Chesapeake or Vine at the time of such waiver based on the facts and circumstances as they exist at that time.
Risk Relating to Chesapeake Following the Merger
The integration of Vine into Chesapeake may not be as successful as anticipated, and Chesapeake may not achieve the intended benefits or do so within the intended timeframe.
The merger involves numerous operational, strategic, financial, accounting, legal, tax and other risks, potential liabilities associated with the acquired business, and uncertainties related to design, operation and integration of Vine’s internal control over financial reporting. Difficulties in integrating Vine into Chesapeake may result in Vine performing differently than expected, operational challenges, or the failure to realize anticipated expense-related efficiencies. Potential difficulties that may be encountered in the integration process include, among others:
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the inability to successfully integrate the business of Vine into Chesapeake in a manner that permits Chesapeake to achieve the full revenue and cost savings anticipated from the merger;

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complexities associated with managing the larger, more complex integrated business;

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not realizing anticipated operating synergies;

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integrating personnel from the two companies and the loss of key employees;

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potential unknown liabilities and unforeseen expenses, delays or regulatory conditions associated with the merger;

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integrating relationships with industry contacts and business partners;

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performance shortfalls as a result of the diversion of management’s attention caused by completing the merger and integrating Vine’s operations into Chesapeake; and

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the disruption of, or the loss of momentum in, ongoing business or inconsistencies in standards, controls, procedures and policies.

Additionally, the success of the merger will depend, in part, on Chesapeake’s ability to realize the anticipated benefits and cost savings from combining Chesapeake’s and Vine’s businesses, including operational and other synergies that Chesapeake believes the combined company will achieve, discussed in more detail under the heading “The Merger — Chesapeake’s Rationale for the Merger” beginning on page 56. The anticipated benefits and cost savings of the merger may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Chesapeake does not currently foresee.
Chesapeake’s results may suffer if it does not effectively manage its expanded operations following the merger.
The success of the merger will depend, in part, on Chesapeake’s ability to realize the anticipated benefits and cost savings from combining Chesapeake’s and Vine’s businesses, including the need to integrate the operations and business of Vine into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors, industry contacts and business partners.
The anticipated benefits and cost savings of the merger may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Chesapeake does not currently foresee. Some of the assumptions that Chesapeake has made, such as the achievement of operating synergies, may not be realized. There could also be unknown liabilities and unforeseen expenses associated with the merger that were not discovered in the due diligence review conducted by each company prior to entering into the merger agreement.
The unaudited pro forma condensed combined financial information and Vine’s unaudited forecasted financial information included in this proxy statement/prospectus are presented for illustrative purposes only and do not represent the actual financial position or results of operations of the combined company following the completion of the merger. Future results of Chesapeake or Vine may differ, possibly materially, from the unaudited pro forma condensed combined financial information and Vine’s unaudited forecasted financial information presented in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial statements and Vine’s unaudited forecasted financial information contained in this proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and do not represent the actual financial position or results of operations of Chesapeake and Vine prior to the merger or that of the combined company following the merger. Specifically, the unaudited pro forma condensed combined financial statements do not reflect the effect of any potential acquisitions or divestitures that may occur prior to or subsequent to the completion of the merger, integration costs or any changes in Chesapeake’s debt to capitalization ratio following the completion of the merger. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 115. In addition, the merger and post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims. Unexpected delays in completing the merger or in connection with the post-merger integration process may significantly increase the related costs and expenses incurred by Chesapeake. The actual financial positions and results of operations of Chesapeake and Vine prior to the merger and that of the combined company following the merger may be different, possibly materially, from the unaudited pro forma condensed combined financial statements or Vine’s unaudited forecasted financial information included in this proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial statements and Vine’s unaudited forecasted financial information included in this proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of Chesapeake common stock may cause a significant change in the purchase price used for Chesapeake’s accounting purposes and the unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus.
The merger may not be accretive, and may be dilutive, to Chesapeake’s earnings per share, which may negatively affect the market price of Chesapeake common stock.
Because shares of Chesapeake common stock will be issued in the merger, it is possible that, although Chesapeake currently expects the merger to be accretive to earnings per share, the merger may be dilutive to Chesapeake’s earnings per share, which could negatively affect the market price of Chesapeake common stock.
In connection with the completion of the merger, based on the number of issued and outstanding shares of Vine common stock as of           , 2021 and the number of outstanding Vine equity awards currently estimated to be payable in Chesapeake common stock following the merger, Chesapeake will issue approximately           shares of Chesapeake common stock. The issuance of these new shares of Chesapeake common stock could have the effect of depressing the market price of Chesapeake common stock, through dilution of earnings per share or otherwise. Any dilution of, or delay of any accretion to, Chesapeake’s earnings per share could cause the price of shares of Chesapeake common stock to decline or increase at a reduced rate.
Furthermore, former Vine stockholders and current Chesapeake shareholders may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company, and as a result may seek to sell their shares of Chesapeake common stock following, or in anticipation of, completion of the merger. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of Chesapeake common stock, may affect the market for, and the market price of, Chesapeake common stock in an adverse manner.
If the merger is completed and shareholders of Chesapeake, including former Vine stockholders, sell substantial amounts of Chesapeake common stock in the public market following the consummation of the merger, the market price of Chesapeake common stock may decrease. These sales might also make it more difficult for Chesapeake to raise capital by selling equity or equity-related securities at a time and price that it otherwise would deem appropriate.
The market price of Chesapeake common stock will continue to fluctuate after the merger and may decline if the benefits of the merger do not meet the expectations of financial analysts.
Upon completion of the merger, holders of Vine common stock who receive merger consideration will become holders of shares of Chesapeake common stock. The market price of Chesapeake common stock may fluctuate significantly following completion of the merger and holders of Vine common stock could lose some or all of the value of their investment in Chesapeake common stock. In addition, the stock market has recently experienced significant price and volume fluctuations which could, if such fluctuations continue to occur, have a material adverse effect on the market for, or liquidity of, the Chesapeake common stock, regardless of Chesapeake’s actual operating performance.
The market price of Chesapeake common stock may be affected by factors different from those that historically have affected Vine common stock or Chesapeake common stock.
Upon completion of the merger, holders of Vine common stock who receive the merger consideration will become holders of Chesapeake common stock. The business of Chesapeake differs from that of Vine in certain respects, and, accordingly, the financial position or results of operations and/or cash flows of Chesapeake after the merger, as well as the market price of Chesapeake common stock, may be affected by factors different from those currently affecting the financial position or results of operations and/or cash flows of Vine and Chesapeake as independent standalone companies. In particular, following the completion of the merger, Vine will be part of a larger company, which means that decisions affecting Vine may be made in respect of the larger combined business as a whole rather than the Vine business individually. For a discussion of the businesses of Chesapeake and Vine and of some important factors to consider in connection with those businesses, see the section entitled “Information About the Companies” beginning on page 34 and the documents incorporated by reference into or attached to this proxy statement/prospectus, including, in particular, in the sections entitled “Risk Factors” in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2020, Chesapeake’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021 and Vine’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021.
Following the completion of the merger, Chesapeake may incorporate Vine’s hedging activities into Chesapeake’s business, and Chesapeake may be exposed to additional commodity price risks arising from such hedges.
To mitigate its exposure to changes in commodity prices, Vine hedges natural gas prices from time to time, primarily through the use of certain derivative instruments. If Chesapeake assumes Vine’s existing derivative instruments or if Vine enters into additional derivative instruments prior to the completion of the merger, Chesapeake will bear the economic impact of the contracts following the completion of the merger. Vine has agreed to use commercially reasonable efforts to assist Chesapeake in the amendment, assignment, termination or novation of any of Vine’s existing derivative contracts. Actual natural gas prices may differ from the combined company’s expectations and, as a result, such derivative instruments may have a negative impact on Chesapeake’s business.
The combined company may record goodwill and other intangible assets that could become impaired and result in material non-cash charges to the results of operations of the combined company in the future.
The merger will be accounted for as an acquisition by Chesapeake in accordance with GAAP. Under the acquisition method of accounting, the assets and liabilities of Vine and its subsidiaries will be recorded, as of completion of the merger, at their respective fair values and added to those of Chesapeake. The reported financial condition and results of operations of Chesapeake for the periods after completion of the merger will reflect Vine balances and results after completion of the merger but will not be restated retroactively to reflect the historical financial position or results of operations of Vine and its subsidiaries for periods prior to the merger. For additional information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 115.
Under the acquisition method of accounting, the total purchase price will be allocated to Vine’s tangible assets and liabilities and identifiable intangible assets based on their fair values as of the date of completion of the merger. The excess of the purchase price over those fair values will be recorded as goodwill. Chesapeake and Vine expect that the merger may result in the creation of goodwill based upon the application of the acquisition method of accounting. To the extent goodwill or intangibles are recorded and the values become impaired, the combined company may be required to recognize material non-cash charges relating to such impairment. The combined company’s operating results may be significantly impacted from both the impairment and underlying trends in the business that triggered the impairment.
The combined company may not be able to retain customers or suppliers, and customers or suppliers may seek to modify contractual obligations with the combined company, either of which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Chesapeake or Vine as a result of the merger.
As a result of the merger, the combined company may experience impacts on relationships with customers and suppliers that may harm the combined company’s business and results of operations. Certain customers or suppliers may seek to terminate or modify contractual obligations following the merger whether or not contractual rights are triggered as a result of the merger. There can be no guarantee that customers and suppliers will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the merger. If any customers or suppliers seek to terminate or modify contractual obligations or discontinue their relationships with the combined company, then the combined company’s business and results of operations may be harmed. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies or services from other suppliers in a timely and efficient manner and on acceptable terms, or at all.
Vine also has contracts with vendors, landlords, licensors and other business partners which may require Vine to obtain consents from these other parties in connection with the merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and/or lose rights that may be material to the business of the combined company. In addition, third parties with whom Chesapeake or Vine currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the merger or by a termination of the merger agreement.
The financial forecasts relating to Chesapeake and Vine prepared in connection with the merger may not be realized, which may adversely affect the market price of Chesapeake common stock following the completion of the merger.
This proxy statement/prospectus includes certain financial forecasts considered by Chesapeake and Vine in connection with their respective businesses. None of the financial forecasts prepared by Vine or Chesapeake were prepared with a view towards public disclosure or compliance with the published guidelines of the SEC, Financial Accounting Standards Board or the American Institute of Certified Public Accountants. These forecasts are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and, in the view of Vine’s and Chesapeake’s management, were prepared on a reasonable basis, reflecting the best available estimates and judgments as of the date they were prepared. These forecasts are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Vine and Chesapeake. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on the information provided. Important factors that may affect the actual results of Vine or Chesapeake and cause the internal financial forecasts to not be achieved include risks and uncertainties relating to Vine’s or Chesapeake’s businesses, industry performance, the regulatory environment, general business and economic conditions and other factors described under the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 32.
In addition, the financial forecasts reflect assumptions that are subject to change and do not reflect revised prospects for Vine’s and Chesapeake’s businesses, changes in general business or economic conditions or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the financial forecasts were prepared. In addition, since such financial forecasts cover multiple years, the information by its nature becomes less predictive with each successive year. There can be no assurance that Vine’s or Chesapeake’s financial condition or results of operations will be consistent with those set forth in such forecasts.
Declaration, payment and amounts of dividends, if any, distributed to shareholders of Chesapeake will be uncertain.
Although Chesapeake has paid cash dividends on Chesapeake common stock in the past, the Chesapeake board may determine not to declare dividends in the future or may reduce the amount of dividends paid in the future. Any payment of future dividends will be at the discretion of the Chesapeake board and will depend on Chesapeake’s results of operations, financial condition, cash requirements, future prospects and other considerations that the Chesapeake board deems relevant.

Risks Relating to Chesapeake’s Business
You should read and consider risk factors specific to Chesapeake’s businesses that will also affect the combined company after the completion of the merger. These risks are described in Part I, Item 1A of Chesapeake’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and in Part II, Item 1A of Chesapeake’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2021 and June 30, 2021, and in other documents that are incorporated by reference herein. For the location of information incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 148.

Risks Relating to Vine’s Business
You should read and consider risk factors specific to Vine’s businesses that will also affect the combined company after the completion of the merger. These risks are described in the “Risk Factors” section of Vine’s Final Prospectus filed with the SEC on March 19, 2021, which is attached hereto as Annex E, and Part II, Item 1A of Vine’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which is attached hereto as Annex F. For the location of information attached to this proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 148.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus, and the documents to which Chesapeake and Vine refer you in this proxy statement/prospectus, as well as oral statements made or to be made by Chesapeake and Vine, include certain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this proxy statement/prospectus that address activities, events or developments that Chesapeake or Vine expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the merger, pro forma descriptions of the combined company and its operations, including pro forma financial statements and related adjustments and pro forma reserves, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this proxy statement/prospectus. These include:
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the risk that the merger agreement may be terminated in accordance with its terms and that the merger may not be completed;

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the possibility that Vine stockholders may not approve the merger proposal;

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the risk that the parties may not be able to satisfy the conditions to the completion of the merger in a timely manner or at all;

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any impact of the ongoing COVID-19 pandemic or any governmental restrictions or other responses thereto on the pending merger, including the Vine special meeting of stockholders to be held virtually on the Vine special meeting website;

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the risk that the merger may not be accretive, and may be dilutive, to Chesapeake’s earnings per share, which may negatively affect the market price of Chesapeake shares;

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the possibility that Chesapeake and Vine will incur significant transaction and other costs in connection with the merger, which may be in excess of those anticipated by Chesapeake or Vine;

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the risk that the combined company may be unable to achieve operational or corporate synergies or that it may take longer than expected to achieve those synergies;

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the risk that Chesapeake may fail to realize other benefits expected from the merger;

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the risk of any litigation relating to the merger;

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the risk that any announcements relating to, or the completion of, the merger could have adverse effects on the market price of Chesapeake common stock;

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the risk related to disruption of management time from ongoing business operations due to the merger;

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the risk that the merger and its announcement and/or completion could have an adverse effect on the ability of Chesapeake and Vine to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

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the risk that Chesapeake may be unable to complete, or may experience a delay in completing, any other pending or future acquisitions; and

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the risks to their operating results and businesses generally.

Such factors are difficult to predict and in many cases may be beyond the control of Chesapeake and Vine. Chesapeake’s and Vine’s forward-looking statements are based on assumptions that Chesapeake and Vine, respectively, believe to be reasonable but that may not prove to be accurate. Consequently, all of the forward-looking statements Chesapeake and Vine make in this proxy statement/prospectus are qualified by the information contained in, attached to or incorporated by reference herein, including the information contained under this heading and the information detailed in Chesapeake’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2021 and June 30, 2021, Current Reports on Form 8-K and other filings Chesapeake makes with the SEC, which are incorporated herein by reference, and in Vine’s Final Prospectus filed with the SEC on March 19, 2021 and Vine’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021, which are attached to this proxy statement/prospectus. For additional information, see the sections entitled “Risk Factors,” “Where You Can Find More Information” and “Information Incorporated By Reference” beginning on pages 18, 148 and 148, respectively.
Chesapeake and Vine undertake no obligation to update any forward-looking statements or to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances that occur, or which they become aware of, except as required by applicable law or regulation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Information About the Companies
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
Phone: (405) 848-8000
Chesapeake is an independent exploration and production company engaged in the acquisition, exploration and development of properties to produce oil, natural gas and NGLs from underground reservoirs. Chesapeake owns a large and geographically diverse portfolio of onshore U.S. unconventional natural gas and liquids assets, including interests in approximately 7,400 oil and natural gas wells. Chesapeake’s natural gas resource plays are the Marcellus Shale in the northern Appalachian Basin in Pennsylvania and the Haynesville/Bossier Shales in northwestern Louisiana. Chesapeake’s liquids-rich resource plays are the Eagle Ford Shale in South Texas and the Brazos Valley and the stacked play in the Powder River Basin in Wyoming. Chesapeake’s corporate headquarters are located in Oklahoma City, Oklahoma and Chesapeake common stock trades on the Nasdaq Global Select Market under the ticker symbol “CHK.”
Hannibal Merger Sub, Inc.
c/o Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
Phone: (405) 848-8000
Hannibal Merger Sub, Inc., or Merger Sub Inc., is a direct, wholly owned subsidiary of Chesapeake. Upon the completion of the First Merger, Merger Sub Inc. will cease to exist. Merger Sub Inc. was incorporated in Delaware on August 6, 2021, for the sole purpose of effecting the First Merger.
Hannibal Merger Sub, LLC
c/o Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118
Phone: (405) 848-8000
Hannibal Merger Sub, LLC, or Merger Sub LLC, is a direct, wholly owned subsidiary of Chesapeake. Upon the completion of the Second Merger, Merger Sub LLC will continue its existence as the surviving company. Merger Sub LLC was formed in Delaware on August 6, 2021, for the sole purpose of effecting the Second Merger.
Vine Energy Inc.
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Phone: (615) 771-6701
Vine is an energy company focused on the development of natural gas properties in the stacked Haynesville and Mid-Bossier shale plays in the Haynesville Basin of Northwest Louisiana. Vine’s corporate headquarters are located in Plano, Texas and shares of Vine Class A common stock trade on the NYSE under the ticker symbol “VEI.”

SPECIAL MEETING OF VINE STOCKHOLDERS
This proxy statement/prospectus is being provided to the Vine stockholders as part of a solicitation of proxies by the Vine board for use at the special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides Vine stockholders with information they need to know to be able to vote or instruct their vote to be cast at the special meeting.
Date, Time and Place
The Vine special meeting will be held virtually via the Internet on                 , 2021, at                 , Central Time.
In light of the public health concerns regarding the ongoing COVID-19 pandemic, the Vine special meeting will be held in a virtual meeting format only, via live webcast, and there will not be a physical meeting location. You will be able to attend the Vine special meeting online and vote your shares electronically at the meeting by visiting the Vine special meeting website. To attend the meeting on the Vine special meeting website, please follow the instructions provided on the enclosed proxy card and the Vine special meeting website.
Purpose of the Vine Special Meeting
The purpose of the Vine special meeting is to consider and vote on:
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the merger proposal;

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the non-binding compensation advisory proposal; and

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the approval of the adjournment proposal.

Vine will transact no other business at the Vine special meeting.
Recommendation of the Vine Board of Directors
The Vine board unanimously recommends that Vine stockholders vote:
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“FOR” the merger proposal;

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“FOR” the non-binding compensation advisory proposal; and

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“FOR” the adjournment proposal.

For additional information on the recommendation of the Vine board, see the section entitled “Vine Stockholder Proposals” and “The Merger — Recommendation of the Vine Board of Directors and Vine’s Reasons for the Merger” beginning on pages 41 and 56, respectively.
Record Date and Outstanding Shares of Vine Common Stock
Only holders of record of issued and outstanding shares of Vine common stock as of the close of business on                 , 2021, the record date for the Vine special meeting, are entitled to notice of, and to vote at, the Vine special meeting or any adjournment or postponement of the Vine special meeting.
As of the close of business on the Vine record date, there were                 shares of Vine common stock issued and outstanding and entitled to vote at the Vine special meeting. You may cast one vote for each share of Vine common stock that you held as of the close of business on the Vine record date.
A complete list of Vine stockholders entitled to vote at the Vine special meeting will be available for inspection at Vine’s principal office at 5800 Granite Parkway, Suite 550, Plano, Texas 75024 during regular business hours beginning with the tenth day prior to the Vine special meeting and continuing through the Vine special meeting and during the Vine special meeting on                 , 2021. A complete list of Vine stockholders entitled to vote at the Vine special meeting will also be posted on the Vine special meeting website during the same period.

Voting and Support Agreement with Blackstone Inc. and Vine Management
In connection with the execution of the merger agreement, the Legacy Vine Holders, which beneficially own an aggregate of 54,819,256 shares of Vine common stock entered into the merger support agreement, pursuant to which the Legacy Vine Holders have agreed to vote their shares (i) in favor of the matters to be submitted to Vine’s stockholders in connection with the Merger and (ii) against specific actions that could reasonably be expected to impede, interfere with, delay, discourage, postpone or adversely affect the transactions contemplated by the Merger, subject to the terms and conditions set forth in the merger support agreement. Each Legacy Vine Holder also granted an irrevocable proxy to Chesapeake or any executive officer of Chesapeake designated by Chesapeake in writing to act for and on such stockholder’s behalf, and in such stockholder’s name, place and stead, solely in the event that such stockholder fails to comply in any material respect with his, her or its obligations under the merger support agreement in a timely manner, to vote such stockholder’s shares and grant all written consents with respect thereto and to represent such stockholder in any stockholder meeting held for the purpose of voting on the adoption of the merger agreement. As of the Vine record date, the Legacy Vine Holders held and are entitled to vote in the aggregate approximately    % of the issued and outstanding shares of Vine common stock entitled to vote at the Vine special meeting.
Accordingly, as long as the Vine board does not change its recommendation with respect to such proposal, approval of the merger proposal at the Vine special meeting is assured. In the event that the Vine board has changed its recommendation to its stockholders to approve and adopt the merger agreement, the Legacy Vine Holders' voting obligation will be reduced to the number of shares equal to 35% of the outstanding shares of Vine’s common stock.
Quorum; Abstentions and Broker Non-Votes
A quorum of Vine stockholders is necessary to hold a valid meeting. The presence at the special meeting of the holders of a majority of the outstanding shares of Vine common stock entitled to vote at the meeting, present in person or represented by proxy, constitutes a quorum. Virtual attendance at the Vine special meeting constitutes presence in person for purposes of the quorum requirements under Vine’s bylaws. If you submit a properly executed proxy card, even if you do not vote for one or more of the proposals or vote to “ABSTAIN” in respect of one or more of the proposals, your shares of Vine common stock will be counted for purposes of determining whether a quorum is present for the transaction of business at the Vine special meeting.
Vine common stock held in “street name” with respect to which the beneficial owner fails to give voting instructions to the broker, bank or other nominee, and Vine common stock with respect to which the beneficial owner otherwise fails to vote, will not be considered present and entitled to vote at the Vine special meeting for the purpose of determining the presence of a quorum.
A broker non-vote occurs when a broker, bank or other nominee holding shares for a beneficial owner has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner of the shares. Under the current rules of the NYSE, brokers, banks or other nominees do not have discretionary authority to vote on any of the proposals to be considered at the Vine special meeting. Because the only proposals for consideration at the Vine special meeting are nondiscretionary proposals, it is not expected that there will be any broker non-votes at the Vine special meeting. However, if there are any broker non-votes, the shares will be considered present and entitled to vote at the Vine special meeting for the purpose of determining the presence of a quorum.
Executed but unvoted proxies will be voted in accordance with the recommendations of the Vine board.
Required Votes
Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Vine common stock entitled to vote on the proposal. Abstentions, a failure to submit a proxy or vote

(whether in attendance at the meeting or not) and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal.
Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of Vine common stock present in person or represented by proxy at the Vine special meeting and entitled to vote on the proposal. Abstentions and a failure to vote while in attendance at the meeting will have the same effect as a vote “AGAINST” the non-binding compensation advisory proposal. Broker non-votes and a failure to vote without attending the meeting or submitting a proxy will have no effect on the outcome of the vote on the non-binding compensation advisory proposal, assuming a quorum is present.
Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of Vine common stock present in person or represented by proxy at the Vine special meeting and entitled to vote on the proposal. Abstentions and a failure to vote while in attendance at the meeting will have the same effect as a vote “AGAINST” the adjournment proposal. Broker non-votes and a failure to vote without attending the meeting or submitting a proxy will have no effect on the outcome of the vote on the adjournment proposal, assuming a quorum is present.
The merger proposal, the non-binding compensation advisory proposal and the adjournment proposal are described in the section entitled “Vine Stockholder Proposals” beginning on page 41.
Methods of Voting
Vine stockholders, whether holding shares directly as stockholders of record or beneficially in “street name,” may submit a proxy on the Internet by going to the web address provided on the enclosed proxy card and following the instructions for Internet voting, by phone using the toll-free phone number listed on the enclosed proxy card, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.
Vine stockholders of record may vote their shares in person by ballot at the Vine special meeting or may submit their proxies:
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by phone until 11:59 p.m., Central Time, on                 , 2021;

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by the Internet until 11:59 p.m., Central Time, on                 , 2021; or

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by completing, signing and returning your proxy or voting instruction card via mail. If you vote by mail, your proxy card must be received by 11:59 p.m., Central Time, on                 , 2021.

Vine stockholders who hold their shares in “street name” by a broker, bank or other nominee should refer to the proxy card, voting instruction form or other information forwarded by their broker, bank or other nominee for instructions on how to vote their shares or submit a proxy.
Voting Virtually on the Vine Special Meeting Website
Shares held directly in your name as stockholder of record may be voted virtually on the Vine special meeting website at the Vine special meeting. If you choose to vote your shares at the Vine special meeting, you will need proof of identification. Even if you plan to attend the Vine special meeting, the Vine board recommends that you submit a proxy to vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the Vine special meeting.
If you are a beneficial holder, you will receive separate voting instructions from your broker, bank or other nominee explaining how to submit a proxy or vote your shares. Please note that if your shares are held in “street name” by a broker, bank or other nominee and you wish to vote at the Vine special meeting to be held virtually on the Vine special meeting website, you will not be permitted to vote at the Vine special meeting unless you first obtain a legal proxy issued in your name from the record owner. You are encouraged to request a legal proxy from your broker, bank or other nominee promptly as the process can be lengthy.
Voting by Proxy
Whether you hold your shares of Vine common stock directly as the stockholder of record or beneficially in “street name,” you may submit a proxy without attending the Vine special meeting. You can submit a proxy by phone, the Internet or mail by following the instructions provided in the enclosed proxy card.

Questions About Voting
If you have any questions about how to vote or direct a vote in respect of your shares of Vine common stock, you may contact D.F. King & Co., Inc., Vine’s proxy solicitor, toll-free at (866) 387-7321, or banks and brokers can call collect at (212) 269-5550 or by emailing vine@dfking.com.
Revocability of Proxies
If you are a stockholder of record of Vine, whether you submit your proxy by phone, the Internet or mail, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:
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submit a new proxy card bearing a later date;

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submit a new proxy by phone or the Internet at a later time;

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give written notice before the meeting to Vine’s corporate secretary at 5800 Granite Parkway, Suite 550, Plano, Texas 75024 stating that you are revoking your proxy; or

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attend the Vine special meeting and vote your shares virtually on the Vine special meeting website. Please note that your virtual attendance at the meeting on the Vine special meeting website alone will not serve to revoke your proxy.

Proxy Solicitation Costs
The enclosed proxy card is being solicited on behalf of the Vine board. In addition to solicitation by mail, Vine’s directors, officers and employees may solicit proxies in person, by phone or by electronic means. These persons will not be specifically compensated for conducting such solicitation.
Vine has retained D.F. King & Co., Inc. to assist in the solicitation process. Vine estimates it will pay D.F. King & Co., Inc. a base fee of approximately $14,500, in addition to the reimbursement of certain costs and expenses, for these services. Vine also has agreed to indemnify D.F. King & Co., Inc. against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Vine will ask brokers, banks and other nominees to forward the proxy solicitation materials to the beneficial owners of shares of Vine common stock held of record by such nominee holders. Vine will reimburse these nominee holders for their customary clerical and mailing expenses incurred in forwarding the proxy solicitation materials to the beneficial owners.
Adjournment
Whether or not a quorum is present, the chairman of the meeting or holders of a majority of the outstanding shares of Vine common stock who are present in person or by proxy and entitled to vote at the special meeting may adjourn the meeting from time to time, without notice other than by announcement at the meeting, to another date, place, if any, and time until a quorum is present. Even if a quorum is present, the special meeting may also be adjourned in order to provide more time to solicit additional proxies in favor of adoption of the merger agreement if sufficient votes are cast in favor of the adjournment proposal. If the adjournment is for more than 30 days or if after the adjournment, a new record date is fixed for the adjourned meeting, Vine will provide a notice of the adjourned meeting to each stockholder of record entitled to vote at the meeting.
In addition, the merger agreement provides that Vine (i) will be required to adjourn or postpone the Vine special meeting to the extent necessary to ensure that any legally required supplement or amendment to this proxy statement/prospectus are provided to the Vine stockholders or if, as of the time the Vine special meeting is scheduled, there are insufficient shares of Vine common stock represented to constitute a quorum necessary to conduct business at the Vine special meeting, and (ii) may adjourn or postpone the Vine special meeting with the written consent of Chesapeake, if, as of the time for which the Vine special meeting is scheduled, there are insufficient shares of Vine common stock represented (either in person or by proxy) to obtain the approval of the merger proposal. However, unless Chesapeake and Vine otherwise agree, the Vine special meeting will not be adjourned or postponed to a date that is more than ten business days after the date for which the Vine special meeting was previously scheduled or to a date on or after two business days prior to the end date or if such adjournment or postponement would require the setting of a new Vine record date (as defined under “The Merger Agreement — Termination — Termination Rights” beginning on page 108).
If a sufficient number of shares of Vine common stock is present in person or represented by proxy and vote in favor of the merger proposal at the special meeting such that the merger proposal is approved, Vine does not anticipate that it will adjourn or postpone the special meeting. Virtual attendance at the special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the special meeting.
Appraisal Rights in the Merger
Under Delaware law, if the merger is completed, holders of Vine common stock who do not vote in favor of the adoption of the merger proposal, who have not validly waived appraisal rights and who otherwise comply with the requirements and procedures of Section 262 of the DGCL will be entitled to seek appraisal for, and obtain payment in cash for the judicially determined fair value of, their shares of Vine common stock, in lieu of receiving the merger consideration. The “fair value” could be higher or lower than, or the same as, the merger consideration. A copy of the full text of Section 262 of the DGCL is included as Annex D to this proxy statement/prospectus. Vine stockholders are encouraged to read Section 262 of the DGCL carefully and in its entirety. Moreover, due to the complexity of the procedures for exercising the right to seek appraisal, Vine stockholders who are considering exercising that right are encouraged to seek the advice of legal counsel. Failure to comply with Section 262 of the DGCL may result in loss of the right of appraisal. For more information, see “The Merger — Appraisal Rights” beginning on page 76.
Other Information
The matters to be considered at the Vine special meeting are of great importance to the Vine stockholders. Accordingly, you are urged to read and carefully consider the information contained in, attached to or incorporated by reference into this proxy statement/prospectus and submit your proxy by phone or the Internet or complete, date, sign and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you submit your proxy by phone or the Internet, you do not need to return the enclosed proxy card.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Vine special meeting, contact:
D.F. King & Co., Inc.
48 Wall Street, 22nd floor
New York, NY 10005
Call Toll-Free: (866) 387-7321
Banks and Brokers Call: (212) 269-5550
vine@dfking.com
Vote of Vine’s Directors, Executive Officers and the Legacy Vine Holders
As of the close of business on August 27, 2021, the latest practicable date prior to the date of this proxy statement/prospectus, Vine directors and executive officers, and their affiliates (including the Legacy Vine Holders), as a group, owned and were entitled to vote 54,819,256 shares of Vine common stock, or approximately 72.8% of the total outstanding shares of Vine common stock, based on 75,259,256 shares of Vine common stock outstanding on that date. For more information regarding the security ownership of Vine directors and executive officers, please see “Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Vine — Vine’s Directors and Executive Officers” beginning on page 139.
Vine currently expects that all of its directors and executive officers will vote their shares “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal.

Attending the Vine Special Meeting Virtually on the Vine Special Meeting Website
You are entitled to attend the Vine special meeting only if (i) you were a stockholder of record of Vine at the close of business on the Vine record date, (ii) you hold a valid proxy for the Vine special meeting or (iii) you held your shares of Vine beneficially in the name of a broker, bank or other nominee as of the Vine record date and you hold a valid proxy from the record holder thereof for the Vine special meeting.
If you were a stockholder of record of Vine at the close of business on the Vine record date and wish to attend the Vine special meeting virtually on the Vine special meeting website, you should be prepared to present government-issued photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you might not be admitted to the Vine special meeting.
If a broker, bank or other nominee is the record owner of your shares of Vine common stock, you will need to have proof that you are the beneficial owner as of the Vine record date to be admitted to the Vine special meeting. A recent statement or letter from your broker, bank or other nominee confirming your ownership as of the Vine record date, or presentation of a valid proxy from a broker, bank or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.
Results of the Vine Special Meeting
Within four business days following the Vine special meeting, Vine intends to file the final voting results with the SEC on a Current Report on Form 8-K. If the final voting results have not been certified within that four business day period, Vine will report the preliminary voting results on a Current Report on Form 8-K at that time and will file an amendment to the Current Report on Form 8-K to report the final voting results within four days of the date that the final results are certified.
VINE STOCKHOLDERS SHOULD CAREFULLY READ THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER PROPOSAL, THE NON-BINDING COMPENSATION ADVISORY PROPOSAL AND THE ADJOURNMENT PROPOSAL.

Vine Stockholder Proposals
Merger Proposal
In the merger proposal, Vine is asking its stockholders to adopt the merger agreement.
It is a condition to completion of the merger that Vine stockholders approve the merger proposal. As a result of the merger, immediately prior to the effective time each Holdings Unit, and each corresponding share of Vine Class B common stock, issued and outstanding at such time, will be converted into Vine Class A common stock and each Holdings Unit and each corresponding share of Vine Class B common stock will be cancelled and cease to exist. At the effective time, each issued and outstanding share of Vine Class A common stock, will automatically be converted into the right to receive the merger consideration consisting of $1.20 in cash, without interest, and 0.2486 shares of Chesapeake’s common stock, subject to certain exceptions as further described in the sections entitled “The Merger Agreement — Effect of the Merger on Capital Stock; Merger Consideration” and “The Merger — Appraisal Rights” beginning on pages 82 and 76, respectively.
The approval by the Vine stockholders of this proposal is required by the DGCL and is a condition to the consummation of the merger.
Approval of the merger proposal requires the affirmative vote of a majority of the outstanding shares of Vine common stock entitled to vote on the proposal. Abstentions, a failure to submit a proxy or vote (whether in attendance at the meeting or not) and broker non-votes will have the same effect as a vote “AGAINST” the merger proposal.
The Vine board unanimously recommends a vote “FOR” the merger proposal.
Non-Binding Compensation Advisory Proposal
Vine is also asking its stockholders to approve the non-binding compensation advisory proposal.
As required by Section 14A of the Exchange Act and the applicable SEC rules issued thereunder, which were enacted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, Vine is required to provide its stockholders the opportunity to vote to approve, on a non-binding, advisory basis, certain compensation that may be paid or become payable to Vine’s named executive officers that is based on or otherwise relates to the merger, as described in the section entitled “The Merger — Interests of Vine’s Directors and Executive Officers in the Merger — Quantification of Potential Payments to Vine’s Named Executive Officers in Connection with the Merger” beginning on page 45. Accordingly, Vine stockholders are being provided the opportunity to cast an advisory vote on such payments.
As an advisory vote, this proposal is not binding upon Vine or the Vine board or Chesapeake or the Chesapeake board, and approval of this proposal is not a condition to completion of the merger and is a vote separate and apart from the merger proposal. Accordingly, you may vote to approve the merger proposal and vote not to approve the non-binding compensation advisory proposal and vice versa. Because the executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as the contractual arrangements with Vine’s named executive officers, such compensation will be payable, regardless of the outcome of this advisory vote, only if the merger proposal is approved (subject only to the contractual conditions applicable thereto). However, Vine seeks the support of its stockholders and believes that stockholder support is appropriate because Vine has a comprehensive executive compensation program designed to link the compensation of its executives with Vine’s performance and the interests of Vine stockholders. Accordingly, holders of shares of Vine common stock are being asked to vote on the following resolution:
RESOLVED, that the stockholders of Vine Energy Inc. approve, on an advisory, non-binding basis, certain compensation that may be paid or become payable to the named executive officers of Vine Energy Inc. that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the heading “The Merger — Interests of Vine’s Directors and Executive Officers in the Merger — Quantification of Potential Payments to Vine’s Named Executive Officers in Connection with the Merger,” in

the proxy statement/prospectus of Vine Energy Inc. with respect to the special meeting of stockholders to be held on                 , 2021.
Approval of the non-binding compensation advisory proposal requires the affirmative vote of a majority of the shares of Vine common stock present in person or represented by proxy at the Vine special meeting and entitled to vote on the proposal. Abstentions and a failure to vote while in attendance at the meeting will have the same effect as a vote “AGAINST” the non-binding compensation advisory proposal. Broker non-votes and a failure to vote without attending the meeting or submitting a proxy will have no effect on the outcome of the vote on the non-binding compensation advisory proposal, assuming a quorum is present.
The Vine board unanimously recommends a vote “FOR” the non-binding compensation advisory proposal.
The Adjournment Proposal
In the adjournment proposal, Vine is asking its stockholders to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement.
If Vine stockholders approve the adjournment proposal, subject to the terms of the merger agreement, Vine could adjourn the special meeting and use the additional time to solicit additional proxies, including soliciting proxies from Vine stockholders who have previously voted. Vine does not intend to call a vote on the adjournment proposal if the merger proposal is approved at the special meeting.
Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of Vine common stock present in person or represented by proxy at the Vine special meeting and entitled to vote on the proposal. Abstentions and a failure to vote while in attendance at the meeting will have the same effect as a vote “AGAINST” the adjournment proposal. Broker non-votes and a failure to vote without attending the meeting or submitting a proxy will have no effect on the outcome of the vote on the adjournment proposal, assuming a quorum is present.
The Vine board unanimously recommends a vote “FOR” the adjournment proposal.

THE MERGER
This discussion of the merger is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A and incorporated by reference herein in its entirety. You should read the entire merger agreement carefully as it is the legal document that governs the merger.
Transaction Structure
Pursuant to the terms and subject to the satisfaction, or to the extent permitted by applicable law, waiver of the conditions included in the merger agreement, Chesapeake has agreed to acquire Vine by means of a merger of Merger Sub Inc. with and into Vine, with Vine surviving the merger as a wholly owned subsidiary of Chesapeake. Following such merger, Vine will be merged with and into Merger Sub LLC, with Merger Sub LLC surviving the merger as a wholly owned subsidiary of Chesapeake.
Effect of the Merger on Capital Stock; Merger Consideration
At the effective time of the First Merger, by virtue of the First Merger and without any action on the part of Chesapeake, Merger Sub Inc., Vine, or any holder of any securities of Chesapeake, Merger Sub Inc. or Vine, each share of Vine Class A common stock issued and outstanding immediately prior to the effective time of the First Merger (excluding any excluded shares (as such term is defined below), any unvested Vine restricted stock awards and any Vine appraisal shares) will be converted into the right to receive from Chesapeake the following consideration (collectively, the “merger consideration”): (A) $1.20 in cash, without interest (the “cash consideration”), and (B) that number of fully-paid and nonassessable shares of Chesapeake common stock equal to the exchange ratio. The “exchange ratio” means 0.2486.
All such shares of Vine Class A common stock, when so converted in accordance with the terms of the merger agreement, will cease to be outstanding and will automatically be canceled and cease to exist. Each holder of a share of Vine Class A common stock that was outstanding immediately prior to the effective time of the First Merger (excluding any excluded shares, any unvested Vine restricted stock awards and any Vine appraisal shares) will cease to have any rights with respect thereto, except the right to receive the merger consideration, any dividends or other distributions paid with respect to that portion of the merger consideration that consists of Chesapeake common stock following the effective time and any cash to be paid in lieu of any fractional shares of Chesapeake common stock.
All shares of Vine common stock held by Vine as treasury shares or by Chesapeake or the Merger Subs immediately prior to the effective time of the First Merger and, in each case, not held on behalf of third parties (collectively, the “excluded shares”) will automatically be canceled and cease to exist as of the effective time of the First Merger, and no consideration will be delivered in exchange for excluded shares.
In the event of any change in the number of shares of Vine Class A common stock or Chesapeake common stock or securities convertible or exchangeable into or exercisable for shares of Vine Class A common stock or Chesapeake common stock (in each case issued and outstanding after August 10, 2021 and before the effective time of the First Merger) by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the exchange ratio will be equitably adjusted to reflect the effect of such change.
Interests of Vine’s Directors and Executive Officers in the Merger
In considering the recommendation of the Vine board that you vote to adopt the merger agreement, you should be aware that certain directors and executive officers of Vine may have interests in the merger that are different from, or in addition to, the interests of Vine stockholders generally. The Vine board was aware of and considered these interests when it unanimously (i) adopted the merger agreement, (ii) approved and determined that it is in the best interests of Vine to consummate the merger and the other transactions contemplated by the merger agreement and execute and deliver the merger agreement and perform its obligations thereunder, and (iii) resolved to recommend the approval of the merger agreement by Vine stockholders.

Treatment of Restricted Stock Unit Awards
Each of Vine’s executive officers and certain of its directors hold unvested restricted stock units (“RSUs”) denominated in shares of Vine common stock under Vine’s equity compensation plans. At the effective time of the merger, each unvested award of RSUs in respect of Vine common stock that is outstanding immediately prior to the effective time of the merger (other than the Accelerated RSUs, as defined below) shall be converted into a number of time-based RSUs in respect of Chesapeake common stock (rounded to the nearest whole share) equal to the product of (A) the total number of shares of Vine common stock subject to such award immediately prior to the effective time of the merger multiplied by (B) the sum of the exchange ratio and the Parent Stock Cash Equivalent (as defined below), with performance-based RSUs converted based on the target number of shares of Vine common stock subject to each performance-based RSU. For this purpose, “Parent Stock Cash Equivalent” means the per share cash consideration divided by the closing price per share on the Nasdaq Global Select Market of Chesapeake common stock on the last trading date prior to Closing. Following the effective time, the converted RSUs will be subject to the same terms and conditions (including time-based and termination related vesting conditions) that were applicable to such restricted stock units under the applicable Vine stock plan and award agreement immediately prior to the effective time, except for performance conditions, if any, that will be deemed to have been attained based on the target level of performance. For Vine’s executive officers, such converted RSUs will vest if the officer incurs a “covered qualifying termination” upon or within 12 months following the merger as described below under “Executive Employment Agreements.”
The following table sets forth the number of RSUs held by Vine’s executive officers as of August 27, 2021:
Name	Unvested RSUs(1) (#)	Estimated Value(2) ($)
Eric D. Marsh	507,142	7,454,987
David M. Elkin	271,428	3,989,992
Wayne B. Stoltenberg	235,714	3,464,996
Jonathan C. Curth	67,858	997,513

(1)
For performance-based restricted stock units, represents the target number of RSUs.

(2)
For this purpose, the per share value of Vine’s common stock is assumed to be $14.70, which is the average of the closing price of Vine’s common stock over the first five trading days following the announcement of the merger.

Certain RSUs (the “Accelerated RSUs”), including those held by two of our directors, will become vested in full as of the effective time of the merger. The following table sets forth the number of RSUs held by Vine’s directors as of August 27, 2021:
Name	Unvested RSUs (#)	Estimated Value(1) ($)
Charles M. Sledge	28,571	419,994
H. Paulett Eberhart	10,714	157,496

(1)
For this purpose, the per share value of Vine’s common stock is assumed to be $14.70, which is the average of the closing price of Vine’s common stock over the first five trading days following the announcement of the merger.

Executive Employment Agreements
Vine is party to employment agreements with each of its executive officers that provides them with benefits if their employment is terminated by Vine for a reason other than “cause,” death or disability, or if the executive terminates employment for “good reason,” in each case, within 12 months following a change in control of Vine (such as the merger) (each of which is referred to as a covered termination). The severance benefits that the executive officers are eligible to receive pursuant to their respective employment agreements (and, with respect to long-term equity awards, the applicable award agreements) include the following:

(i) any earned but unpaid annual bonus for the year preceding the year of termination, (ii) a lump sum payment equal to 2 times (2.5 times, for Mr. Marsh) the sum of the executive’s base salary and target bonus for the year of termination, (iii) a lump sum payment equal to the pro-rata target bonus for the year in which the termination occurs, (iv) payment or reimbursement of the incremental cost of continued health benefits for the executive and his eligible dependents for a period of 18 months (24 months, for Mr. Marsh) and (v) full accelerated vesting of the executive’s outstanding unvested RSUs.
Under the employment agreements, “good reason” means any of the following events or conditions that occur without the executive’s written consent and remain in effect after notice has been provided by the executive to Vine of such event and the expiration of a 30-day cure period: (i) reduction in the executive’s annual base salary or target annual bonus opportunity, other than a general reduction in base salary and/or target bonus that affects all similarly-situated executives in substantially the same proportions; (ii) a material diminution in the executive’s duties, authorities or responsibilities, including removal from the position(s) set forth in the executive’s employment agreement; or (iii) the relocation of the executive’s primary work location by more than 50 miles from its then current location.
Under the employment agreements, “cause” means (i) willful misconduct in the performance of the executive’s reasonable and customary duties to Vine; (ii) willful failure to perform the executive’s reasonable and customary duties to Vine or to follow the lawful directives of the Vine board of directors (or any executive to which the executive reports), which failure the executive fails to cure, if curable, within 15 days after receipt of a written notice of such breach; (iii) any violation by the executive of any fiduciary duties owed by him to Vine; (iv) conviction of, or pleading guilty or nolo contendere to, a felony or any crime involving moral turpitude; (v) embezzlement, fraud, theft, malfeasance, dishonesty or misappropriation of Vine’s property; or (vi) material breach of the executive’s employment agreement or any other agreement with Vine, or material violation of Vine’s code of conduct or other written policy as in effect from time to time, including policies related to discrimination, harassment, retaliation, performance of illegal or unethical activities, or ethical misconduct, and which breach the executive fails to cure or take substantial steps to cure, if curable (as reasonably determined by the Vine board of directors), within 15 days after receipt of a written notice of such breach.
Executive Cash Awards
Mr. Marsh and Mr. Stoltenberg are each party to a cash award agreement with Vine Management Services LLC, under which they were granted cash incentive awards in the amount of $4,221,000 and $511,875, respectively. These awards generally vest on September 10, 2023 (the fourth anniversary of the date of grant), subject to each executive’s continued employment through such date. Upon a change of control (such as the merger), the cash incentives awards will immediately vest in full.
Quantification of Potential Payments to Vine’s Named Executive Officers in Connection with the Merger
The information below sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding compensation that is based on, or otherwise relates to, the merger for each “named executive officer” of Vine. The plans or arrangements pursuant to which such payments would be made (other than the merger agreement), consist of the executives’ employment agreements and the respective equity awards specifying the terms and conditions of each such award. With respect to Vine’s named executive officers, no changes were made in the terms and conditions of their employment agreements or the equity awards, other than as specified in the merger agreement and described in the section entitled “The Merger Agreement — Treatment of Vine Equity Awards in the Merger” beginning on page 83. Throughout this discussion, the following individuals are referred to collectively as the named executive officers of Vine:
•
Eric D. Marsh — President, Chief Executive Officer and Chairman of the Board

•
David M. Elkin — Executive Vice President and Chief Operating Officer

•
Wayne B. Stoltenberg — Vice President and Chief Financial Officer

•
Jonathan C. Curth — Executive Vice President, General Counsel and Corporate Secretary

The potential payments in the table below are based on the following assumptions:

•
the closing date of the merger is August 27, 2021, which is the latest practicable date prior to this filing, and used solely for purposes of this golden parachute compensation disclosure;

•
the named executive officers of Vine are terminated without “cause” immediately following the assumed closing date of the merger; and

•
the per share value of Vine’s common stock is $14.70, which is the average of the closing price of Vine’s common stock over the first five trading days following the announcement of the merger.

The amounts shown are estimates of amounts that would be payable to the named executive officers based on multiple assumptions that may or may not actually occur, including assumptions described in this proxy statement. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by a named executive officer may differ materially from the amounts shown in the following table.
The following tables, footnotes and discussion describe double-trigger benefits for the named executive officers, except where noted. For purposes of this discussion, “double-trigger” refers to benefits that require two conditions, which are the completion of the merger as well as a covered termination within three years following the completion of the merger.
Golden Parachute Compensation
Name	Cash(1) ($)	Equity(2) ($)	Perquisites/Benefits(3) ($)	Total ($)
Eric D. Marsh	8,316,508	7,454,987	1,732	15,773,228
David M. Elkin	1,581,855	3,989,992	29,014	5,600,860
Wayne B. Stoltenberg	1,842,286	3,464,996	28,016	5,335,298
Jonathan C. Curth	1,346,712	997,513	29,014	2,373,239

(1)
The amounts reflect (i) estimated payment of the lump-sum cash severance that would be provided to the named executive officer under the terms of his employment agreement if the named executive officer were to experience a qualifying termination for purposes of his employment agreement on the closing date of the merger in the amount of $3,623,026 for Mr. Marsh, $1,387,925 for Mr. Elkin, $1,200,000 for Mr. Stoltenberg and $1,200,000 for Mr. Curth, which amounts represent a lump sum severance payment equal to two times current eligible compensation for Messrs. Elkin, Stoltenberg and Curth and two and one-half times current eligible compensation for Mr. Marsh, (ii) for each executive, a pro-rata target annual bonus for the year of termination in the amount of $472,482 for Mr. Marsh, $193,930 for Mr. Elkin, $130,411 for Mr. Stoltenberg and $146,712 for Mr. Curth, and (iii) for Mr. Marsh and Mr. Stoltenberg, each executive’s cash incentive bonus, which accelerates in full upon the consummation of the merger, in the amount of $4,221,000 for Mr. Marsh and $511,875 for Mr. Stoltenberg.

(2)
The amounts reflect the aggregate payment that each named executive officer would receive with respect to Vine equity awards subject to accelerated vesting in connection with the merger, as described above in “— Interests of Vine’s Directors and Executive Officers in the Merger — Executive Employment Agreements” above.

(3)
Includes payment or reimbursement of the incremental cost of continued health benefits for the executive and his eligible dependents for a period of 18 months (24 months, for Mr. Marsh).

Share Ownership
As described below under “Share Ownership of Directors, Executive Officers and Certain Beneficial Owners of Vine” and “The Merger Agreement — Effect of the Merger on Capital Stock; Merger Consideration,” executive officers and directors of Vine beneficially own shares of Vine common stock, which will be entitled to receive the merger consideration in respect of each share of Vine common stock beneficially owned by them.

Indemnification and Insurance
The merger agreement provides that the executive officers and directors of Vine and its subsidiaries will have the right to indemnification and continued coverage under “tail” directors’ and officers’ liability insurance policies for at least six years following the effective time of the merger, but Chesapeake will not be required to pay annual premiums in excess of 300% of the last annual premium paid by Vine prior to the date of the merger agreement.
Background of the Merger
The Vine board and Vine management, in the ordinary course and consistent with their fiduciary duties, continually evaluate Vine’s operations with a focus on generating long-term value for the company by leveraging assets to create efficiencies, growing free cash flow and returning capital to stockholders. In connection with such evaluation, the Vine board and Vine management also review and assess potential strategic alternatives available to Vine, including mergers and acquisition transactions and liability management. As part of such assessment, Vine management makes contact from time to time with financial and strategic parties, including other public and private exploration and production companies.
The Chesapeake board and Chesapeake management periodically review opportunities to acquire assets or companies in the oil and gas industry that meet Chesapeake’s strategic and financial objectives. As part of such reviews, Chesapeake management has contacts from time to time with financial and strategic parties, including other public and private exploration and production companies.
On May 24, 2021, Eric Marsh, Chairman of the Vine board and Vine’s President and Chief Executive Officer, and Mike Wichterich, Chairman of the Chesapeake board and Chesapeake’s interim Chief Executive Officer, had an introductory telephone call to discuss their respective views on certain issues facing the oil and gas industry generally, activity in the Haynesville basin and the possibility of a business combination between Vine and Chesapeake (the “Potential Transaction”). Messrs. Marsh and Wichterich agreed that each company would initially use public data to evaluate the viability of a Potential Transaction.
On May 27, 2021, David Foley and Angelo Acconcia, each a member of the Vine board and a Senior Managing Director at Blackstone (as defined below), Vine’s majority stockholder, held a call with Mr. Wichterich to discuss the Potential Transaction and the desire of each company to conduct basic due diligence on one another.
Beginning in late May 2021, Vine management engaged in a due diligence process in respect of Chesapeake, including a review of bankruptcy court filings and other publicly available information relating to Chesapeake. In parallel, Chesapeake engaged in a due diligence process in respect of Vine, including Vine’s debt obligations, the Tax Receivable Agreement (“TRA”), dated as of March 17, 2021, between Vine and certain Blackstone-controlled affiliates, together with the Legacy Vine Holders, and other publicly available information relating to Vine.
On June 4, 2021, Messrs. Marsh and Wichterich had a telephone call during which they updated one another on their respective companies’ progress on due diligence and continued interest in considering a Potential Transaction. Shortly thereafter, Messrs. Wichterich, Foley and Acconcia had a telephone call during which they discussed a continued interest in pursuing the Potential Transaction.
On June 9, 2021, Messrs. Wichterich and Foley had a telephone call to discuss each party’s progress on evaluating the Potential Transaction.
On the morning of June 11, 2021, Messrs. Wichterich, Foley and Acconcia had a telephone call during which they discussed a continued interest in pursuing the Potential Transaction.
Later on June 11, 2021, Messrs. Marsh and Wichterich agreed that there was sufficient interest from both companies to pursue the Potential Transaction and decided that the parties should enter into a confidentiality agreement and begin exchanging confidential due diligence materials.
On June 11, 2021, Vine and Chesapeake entered into the Confidentiality Agreement. The Confidentiality Agreement subjected each of Vine and Chesapeake to a customary standstill obligation regarding the other party but permitted each party to submit a confidential, non-public proposal or counterproposal for a negotiated transaction to the other party. Following execution of the Confidentiality Agreement, over the next eight weeks, representatives from Vine and Chesapeake management and/or their respective legal and financial advisors also had telephone calls to discuss the Potential Transaction, including potential business strategies that the combined company could pursue, each party’s progress on due diligence and the potential timing and terms of the Potential Transaction. Vine and Chesapeake management were also provided with certain information in a virtual data room in order to conduct preliminary structuring, financial and operational due diligence regarding the Potential Transaction.
On June 14, 2021, Vine management contacted Vine’s regular outside counsel, Kirkland & Ellis LLP (“Kirkland”), to represent Vine in connection with the Potential Transaction. Kirkland subsequently confirmed that there were no existing conflicts of interest.
On June 16, 2021, the Vine board held a telephonic meeting with representatives from Vine management and Kirkland present. Vine management updated the Vine board on the current status of discussions with potential partners, including Chesapeake, and the various financial, operational and structuring due diligence workstreams in progress. Representatives from Kirkland reviewed with the Vine board certain legal considerations in connection with the Potential Transaction, including approvals that would be required for the Potential Transaction and the Vine board’s fiduciary duties under applicable law. Vine management also discussed with the Vine board the potential engagement of Citigroup Global Markets Inc. (“Citi”) as Vine’s financial advisor in connection with the Potential Transaction and related process given, among other things, Citi’s industry experience, reputation and familiarity with Vine and its business.
On June 17, 2021, Blackstone engaged Weil, Gotshal & Manges LLP (“Weil”) to act as its counsel in connection with the Potential Transaction.
Also on June 17, 2021, Messrs. Wichterich and Foley had a telephone call during which they updated one another on their respective parties’ continued interest in considering the Potential Transaction. Mr. Foley also informed Mr. Wichterich of Vine’s engagement of Citi as Vine’s financial advisor.
Also on June 17, 2021, a representative of Company A contacted Mr. Foley to indicate an interest in pursuing discussions regarding a strategic transaction with Vine. Mr. Foley directed such representative of Company A to discuss with Mr. Marsh and Citi its interest in a potential transaction.
On June 22, 2021, Vine and Company A entered into a mutual confidentiality agreement (the “Company A NDA”). The Company A NDA subjected each of Vine and Company A to a customary standstill obligation regarding the other party but permitted each party to submit a confidential, non-public proposal or counterproposal for a negotiated transaction to the other party.
On June 26, 2021, Mr. Wichterich and members of the Vine board exchanged emails regarding Chesapeake’s and Vine’s progress in evaluating the Potential Transaction.
On June 28, 2021, the Vine board held a telephonic meeting with representatives from management and Kirkland present in order to discuss, among other things, the establishment of a special committee of independent directors (the “Special Committee”) in connection with exploring potential transactions. Representatives from Kirkland discussed with the Vine board the rationale for the formation of a special committee, given the potential for conflicts arising between Vine and the Legacy Vine Holders from the TRA, and the process necessary to establish the Special Committee. The Vine board determined to further consider the formation of the Special Committee and designated Mr. Sledge and Ms. Eberhart, the independent members of the Vine board, to investigate this possibility further.
Also on June 28, 2021, Chesapeake engaged J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor with respect to the Potential Transaction.
On July 1, 2021, the Vine board held a telephonic meeting with representatives from Vine management, Kirkland and Citi to further discuss the appointment and related processes of a Special Committee, given the potential for conflicts arising between Vine and the Legacy Vine Holders from the TRA.
On July 2, 2021, the Vine board held a telephonic meeting with representatives from Vine management and Citi to discuss potential benefits and other considerations relating to a potential transaction with Chesapeake or Company A.

During the week of July 5, 2021, the Special Committee engaged Gibson, Dunn & Crutcher LLP (“Gibson Dunn”) to act as its general corporate counsel and Morris, Nichols, Arsht & Tunnell LLP (“Morris Nichols”) to act as its Delaware counsel.
On July 6, 2021, the Vine board held a telephonic meeting with representatives from Vine management, Kirkland and PricewaterhouseCoopers LLP (“PwC”) present. Representatives from Kirkland and PwC provided an overview of the TRA, including the potential magnitude of the payments required to be made by Vine to the Legacy Vine Holders pursuant to the terms of the TRA in connection with a change of control transaction. PwC refreshed the Vine board on its previous analysis of the TRA performed in anticipation of the Vine initial public offering. Mr. Sledge also provided the Vine board with an update regarding the potential formation of the Special Committee and the selection process for legal and financial advisors to the Special Committee. Vine management also provided an update regarding the status of information sharing with two potential counterparties, Chesapeake and Company A.
On July 13, 2021, Mr. Wichterich sent a letter to Mr. Marsh expressing Chesapeake’s continued interest in pursuing a combination of Chesapeake and Vine through Chesapeake’s acquisition of the outstanding shares of Vine common stock at a zero percent premium to Vine’s five-day volume-weighted average exchange ratio, with payment consisting of a combination of cash (10%) and shares of Chesapeake common stock (90%), with Vine stockholders representing approximately 13.8% of Chesapeake after giving effect to the Potential Transaction. Among other things, the letter indicated Chesapeake’s belief that a combination of the two companies would present Chesapeake and Vine with several strategic and financial benefits, which would benefit their respective stockholders, including the combination of Chesapeake’s and Vine’s contiguous and complementary core acreage positions, strengthening of the combined company’s asset base and balance sheet and increased ability to generate free cash flows to provide stable growth for the combined company.
On July 15, 2021, by written consent, the Vine board formally established, authorized and empowered the Special Committee, comprised of Mr. Sledge and Ms. Eberhart, to (i) review, evaluate and analyze any potential transactions with Chesapeake or Company A (or other parties), (ii) recommend to the Vine board whether to approve, if applicable, a potential transaction, (iii) determine whether a potential strategic transaction is fair to, and in the best interests of, Vine’s excluded stockholders (which refers to stockholders other than the Legacy Vine Holders), (iv) negotiate (on behalf of Vine) the terms and conditions of any payment under, or any amendment or termination of, the TRA, and (v) perform such other functions as the Vine board may assign to the Special Committee from time to time. In addition, the Vine board resolved that a potential transaction would not be approved by the Vine board unless such transaction was also approved by the Special Committee.
On July 17, 2021, Gibson Dunn on behalf of the Special Committee contacted Houlihan Lokey to discuss Houlihan Lokey’s potential engagement to act as the Special Committee’s independent financial advisor in evaluating potential strategic alternatives for Vine pursuant to the Special Committee’s mandate, including the Potential Transaction based on, among other things, Houlihan Lokey’s industry experience and performance and, if requested, undertaking an analysis to enable it, subject to Houlihan Lokey’s internal approvals, to render a fairness opinion in connection with any such potential transaction. On July 23, 2021, Houlihan Lokey provided information regarding its relationships with Blackstone, Chesapeake and Company A. The Special Committee verbally confirmed its intention to retain Houlihan Lokey on July 26, 2021, and Vine later engaged Houlihan Lokey as its financial advisor.
On July 23, 2021, the Vine board held a telephonic meeting with representatives from Vine management, Kirkland and Citi present to discuss the current status of discussions regarding a potential business combination transaction, including Vine’s receipt of a letter from Chesapeake, dated July 22, 2021, regarding the Potential Transaction. Citi discussed with the Vine board the financial terms set forth in Chesapeake’s July 22 letter, which contemplated a merger of Vine and Chesapeake based on an “at market” valuation for Vine. The Vine board, with the assistance of Vine management, discussed the status of Vine’s due diligence review of Chesapeake and the need for additional information in order to evaluate the proposal. Citi also provided an update regarding Vine’s discussions with Company A, noting that Company A was trailing Chesapeake’s progress on due diligence at such time. The Vine board directed Citi to discuss with Company A the status of its due diligence process and to inform Chesapeake regarding Vine’s request for further information to evaluate the proposal.

On July 26, 2021, at the direction of the Vine board, representatives of Vine management contacted Potter Anderson & Corroon LLP (“Potter Anderson”) to request that Potter Anderson act as Vine’s Delaware counsel. Potter Anderson subsequently confirmed that there were no existing conflicts of interest.
Also on July 26, 2021, Chesapeake management and J.P. Morgan contacted Latham & Watkins LLP (“Latham”) to request that Latham act as Chesapeake’s legal advisor with respect to the Potential Transaction. Latham subsequently confirmed that there were no existing conflicts of interest.
On July 27, 2021, Mr. Wichterich sent another letter to Mr. Marsh expressing Chesapeake’s continued interest in pursuing a combination of Chesapeake and Vine. The letter proposed a combination of the companies through Chesapeake’s acquisition of the outstanding shares of Vine common stock at an enterprise value of Vine of $2.297 billion, which included Vine’s net debt as of April 30, 2021, estimated make whole costs on Vine’s existing term loan and Vine’s net working capital deficit as of March 31, 2021, excluding Vine’s derivative instruments. The valuation further assumed that the TRA would be terminated at or prior to the closing of the Potential Transaction. The consideration payable to Vine stockholders would consist of a combination of cash (10%) and shares of Chesapeake common stock (90%).
On July 28, 2021, the Vine board held a telephonic meeting with representatives from Vine management, Kirkland and Citi present. The meeting was called to discuss Chesapeake’s proposal and the current status of Vine’s due diligence review of Chesapeake and its business. Citi provided an overview of the primary components of Chesapeake’s proposal, and the Vine board and Citi discussed certain considerations regarding such proposal. The Vine board also engaged in an extensive discussion regarding the potential for a business combination with other parties, including Company A, and whether to continue with Vine’s standalone plan. The Vine board noted that Chesapeake’s proposal targeted signing a definitive agreement for the Potential Transaction by Chesapeake’s quarterly earning’s announcement on or about August 10, 2021. The Vine board determined to continue expedited discussions with Chesapeake, taking into consideration, among other reasons, the value provided by Chesapeake’s proposal, the relative degrees of interest of other parties in Vine’s assets and business, the ability of potential counterparties to transact in a timely manner and concerns regarding the potential impact that market rumors could have on the Potential Transaction. The Vine board determined to revisit the prospect of potential alternative transactions with selected counterparties at subsequent meetings of the Vine board.
On July 28, 2021, and July 29, 2021, the Special Committee held meetings to discuss the Potential Transaction, alternatives to the Potential Transaction, the status of the TRA, including its potential amendment or waiver, due diligence updates and the engagement of advisors to the Special Committee.
On July 29, 2021, representatives from Chesapeake, Vine, Blackstone and Houlihan Lokey held a due diligence conference call to discuss certain financial, technical and operational due diligence items, as well as the Potential Transaction.
Also on July 29, 2021, representatives of Vine management held discussions with representatives from the Special Committee and Vine’s and the Special Committee’s respective financial advisors regarding certain financial and technical matters pertaining to Vine’s business operations.
Additionally on July 29, 2021, representatives of Chesapeake contacted Richards, Layton & Finger, P.A. (“RLF”) to request that RLF act as Chesapeake’s Delaware counsel with respect to the Potential Transaction. RLF subsequently confirmed that there were no existing conflicts of interest.
On July 29, 2021 and July 30, 2021, representatives from Kirkland and Latham held several calls to discuss the Potential Transaction, legal documentation, due diligence and other ancillary matters.
On July 30, 2021, at the direction of the Vine board, Kirkland sent an initial draft of the merger agreement to Chesapeake and Chesapeake’s counsel, Latham. The draft contemplated, among other things: (i) a reverse subsidiary merger with Vine surviving the transaction as a wholly owned subsidiary of Chesapeake; (ii) representations and warranties and interim operating covenants customary for a transaction in which the target’s stockholders receive less than 20% of the acquiror’s common stock; (iii) a limited no-shop provision applicable to Vine that would allow each of the Vine board and Special Committee, under certain circumstances, to change its recommendation and terminate the transaction in the event of a superior proposal or intervening event; (iv) a placeholder for a termination fee payable by each party under certain circumstances, including a superior proposal; (v) that Legacy Vine Holders, as significant stockholders of Vine, would enter into a support agreement in connection with the signing of the merger agreement, (vi) the execution of an amendment to the TRA by Vine and the Legacy Vine Holders and (vii) following completion of the Potential Transaction, the addition of a new director to Chesapeake’s board. Over the course of the following two weeks, Vine, the Special Committee, the Legacy Vine Holders and Chesapeake, and their respective legal counsel, continued their due diligence efforts and continued to negotiate the terms of the merger agreement and ancillary documentation.
Also on July 30, 2021, the Special Committee held a telephonic meeting with representatives from Gibson Dunn and Houlihan Lokey to discuss, among other things, the Potential Transaction, alternatives to the Potential Transaction, recent stock-for-stock transactions in the oil & gas industry and the status of the TRA, including its potential amendment or waiver.
On July 31, 2021, Chesapeake management held a conference call with representatives of Latham and J.P. Morgan to discuss the initial draft of the merger agreement, due diligence matters and other considerations regarding the Potential Transaction.
Between August 1, 2021 and August 10, 2021, Chesapeake, Vine and their respective financial and legal advisors completed their business and legal due diligence on Vine and Chesapeake, respectively.
On August 2, 2021, the Vine board held a telephonic meeting with representatives from Vine management, Kirkland and Citi present to discuss the status of due diligence and discussions with Chesapeake. Vine management indicated that the due diligence process with Chesapeake, and discussions regarding the terms of a Potential Transaction, continued to progress.
Also on August 2, 2021, Chesapeake management held a conference call with representatives of Latham and J.P. Morgan to further discuss the initial draft of the merger agreement.
On August 3, 2021, the Vine board held a brief telephonic meeting with representatives from Vine management, Kirkland and Houlihan Lokey present to discuss the status of due diligence and the draft merger agreement with Chesapeake. Representatives from Kirkland indicated that they expected to receive Chesapeake’s markup of the merger agreement shortly.
Also on August 3, 2021, Chesapeake management held a call with representatives of Latham to discuss certain financing matters relating to the Potential Transaction, including the incorporation of Vine’s existing indebtedness into Chesapeake’s financial structure.
Later on August 3, 2021, Latham sent a revised draft of the merger agreement to Kirkland, which contemplated, among other things, the following key terms: (i) the addition of certain restrictions on the conduct of Vine’s business, and the removal of certain restrictions on the conduct of Chesapeake’s business, prior to closing of the Potential Transaction; (ii) the addition of certain restrictions on the ability of Vine and its management and representatives to solicit or pursue competing proposals prior to closing of the Potential Transaction; (iii) the removal of the additional Chesapeake board seat; (iv) replacement of the “hell or high water” antitrust covenant with a less onerous covenant on Chesapeake; (v) clarification that in the event of a Vine change in recommendation, the merger support agreement would not terminate, but rather, the obligations of the Legacy Vine Holders to vote in favor of the Potential Transaction would be reduced to 37.5% of Vine’s outstanding common stock; and (vi) a termination fee equal to 4.5% of Vine’s equity value.
On August 4, 2021, Weil provided an initial draft of the registration rights agreement (the “registration rights agreement”) to Kirkland, pursuant to which Chesapeake would provide the Legacy Vine Holders with registration rights in respect of the shares of Chesapeake common stock to be received by such parties as merger consideration.
Also on August 4, 2021, Blackstone, in discussions with the Special Committee, tentatively agreed to amend the TRA such that the change of control payment to the Legacy Vine Holders thereunder would be waived for no consideration upon the closing of the Potential Transaction (the “TRA Payment Waiver”).
On the afternoon of August 4, 2021, the Vine board held an informal telephonic discussion with representatives from Vine management and Kirkland present to discuss the status of the negotiations with

Chesapeake and the Special Committee process. Representatives from Kirkland discussed certain key points reflected in the revised draft of the merger agreement received from Latham and agreed to provide a more fulsome update in respect of the terms of the Potential Transaction at that evening’s meeting of the Vine board. The Vine board also discussed the potential dissolution of the Special Committee given the agreement upon the TRA Payment Waiver and the Vine board’s view that there was no longer a material risk of a conflict of interest between the Legacy Vine Holders that are party to the TRA, on the one hand, and other stockholders of Vine, on the other hand. In light of the potential dissolution of the Special Committee, Vine management and the Vine board also discussed the potential engagement of Houlihan Lokey by Vine, rather than the Special Committee.
In addition, on August 4, 2021, in light of the potential dissolution of the Special Committee, members of the Vine board contacted Houlihan Lokey to discuss delivering a fairness opinion to the Vine board, as opposed to the Special Committee, in connection with the Potential Transaction. Vine thereafter engaged Houlihan Lokey as its financial advisor.
On the evening of August 4, 2021, the Vine board held a telephonic meeting with representatives from Vine management, Kirkland, Houlihan Lokey and Citi present to discuss the Potential Transaction. Citi discussed with the Vine board certain financial aspects of the Potential Transaction. The Vine board discussed the strategic rationale for the Potential Transaction and certain factors in favor of consummating the Potential Transaction, including (i) the fact that Vine stockholders receiving stock in the Potential Transaction would share in any potential synergies, (ii) the potential benefits to Vine and its stockholders as shareholders of Chesapeake, including increased liquidity and size, (iii) the mutually advantageous asset profiles of each company providing relative diversification within the industry, (iv) the long-term potential for dividends for Vine stockholders and that the nature of the consideration provided in the Potential Transaction would allow Vine stockholders to benefit from the combined company’s value on a pro forma basis, (v) the pro forma company’s relatively lower leverage upon consummation of the merger in comparison to other industry participants, (vi) that Vine’s significant stockholder, Blackstone, was in favor of the Potential Transaction and (vii) that the Vine board could change its recommendation in certain circumstances and Vine could terminate the Potential Transaction in favor of a superior proposal. The Vine board also discussed certain mitigating factors, including (a) the need for continued due diligence, (b) Chesapeake’s recent emergence from bankruptcy, (c) the incrementally higher leverage to which the combined company would be subject relative to Chesapeake on a standalone basis, (d) the limitations on the Vine board’s ability to change its recommendation and (e) the potential termination fee payable by Vine. After discussion, the Vine board directed Citi to request a higher exchange ratio and incrementally lower cash consideration. The Vine board then discussed the revised transaction documents, including the merger agreement, with representatives from Kirkland.
On August 5, 2021, the Chesapeake board held a virtual meeting, at which Chesapeake management and representatives of J.P. Morgan, Latham and RLF were present. During the meeting, representatives of Latham provided the Chesapeake board with a review of its fiduciary duties in respect of the Potential Transaction under applicable law and a summary of the status of negotiations on the merger agreement and ancillary transaction documents. Members of Chesapeake management and representatives of J.P. Morgan provided the Chesapeake board with an update on the status of negotiations with Vine regarding valuation, and reviewed the potential benefits, synergies and other strategic opportunities that the Potential Transaction provided.
Also on August 5, 2021, the Vine board, by unanimous written consent, formally approved the dissolution of the Special Committee based on its view that in light of the agreed TRA Payment Waiver there was no longer a material risk of a conflict of interest between Vine stockholders and the Legacy Vine Holders party to the TRA.
Additionally, on August 5, 2021, the Vine board held a telephonic meeting with representatives from Vine management, Kirkland, Citi and Houlihan Lokey present. At the meeting, the Vine board discussed the implied valuation of Vine common stock based on latest market data, the status of the definitive transaction documentation and updates regarding the due diligence process. Citi updated the Vine board on its recent discussions with Chesapeake, as directed by the Vine board, regarding the Vine board’s request for an improved proposal from Chesapeake. After discussion, the Vine board determined to request a higher premium than reflected in Chesapeake’s current proposal and that it would agree to the removal of the additional Chesapeake board seat in order to obtain a higher premium. Representatives of Vine management reviewed with the Vine board the status of ongoing due diligence, indicating that such due diligence was progressing as expected. The Vine board and representatives of Kirkland also discussed the transaction documents. The Vine board determined not to send revised drafts of the definitive transaction documentation to Chesapeake or its representatives until the Vine board received a response from Chesapeake regarding Vine’s request for a higher premium.
On August 6, 2021, representatives of Vine management and Chesapeake management held a telephonic meeting to discuss various legal, business and operational due diligence matters. Another telephonic meeting was held immediately thereafter to discuss due diligence matters specifically related to Vine’s technology and seismic licenses. Representatives of Vine’s legal and financial advisors also attended these telephonic meetings.
Later on August 6, 2021, representatives of Chesapeake and Citi held a telephonic meeting regarding Chesapeake’s perspective on valuation and its consideration of a revised proposal reflecting a premium not to exceed 2.5% over Vine’s then 20-day volume-weighted average stock price as of market close on August 6, 2021, yielding an implied exchange ratio of 0.2700.
Also on August 6, 2021, representatives of Chesapeake and Blackstone discussed Chesapeake’s desire that the merger agreement feature a 60-day lockup of securities held by the Legacy Vine Holders, subject to standard terms.
Additionally, on August 6, 2021, the Vine board held a telephonic meeting with representatives from Vine management, Kirkland, Citi and Houlihan Lokey present to discuss Chesapeake’s updated proposal. Citi discussed with the Vine board the premium proposed by Chesapeake in its revised proposal, which reflected a premium of approximately 2.5% based on the closing stock prices of both companies on August 6, 2021, with the final exchange ratio to be determined closer to signing the Potential Transaction, and that Chesapeake proposed decreasing the cash consideration portion from 10% to 8% of the total merger consideration. After further review and discussion, the Vine board authorized sending the draft merger agreement, registration rights agreement and merger support agreement to Latham that evening.
Thereafter, on August 6, 2021, Kirkland provided a revised draft of the merger agreement to Latham. The revised draft, among other things, (i) included certain structural changes designed to preserve the tax treatment of the Potential Transaction, (ii) provided that Chesapeake was entitled to a termination fee of 2.5% of Vine’s equity value in the event Vine entered into a definitive agreement with respect to a superior acquisition proposal, but continued to provide a termination right in the event of such superior proposal, and (iii) provided that the obligations of the Legacy Vine Holders to vote in favor of the Potential Transaction would only apply to a maximum of 25%, rather than 37.5% as previously proposed by Chesapeake, of Vine’s outstanding common stock in the event that the Vine board changed its recommendation. Kirkland also sent initial drafts of the registration rights agreement and the merger support agreement to Latham.
On August 7, 2021, Kirkland provided a draft of the TRA amendment, which included the TRA Payment Waiver, to Latham.
Also on August 7, 2021, the Vine board held a telephonic meeting with representatives from Vine management, Kirkland, Citi and Houlihan Lokey present to discuss the status of the negotiations on the Potential Transaction and drafts of the definitive transaction documents. Citi updated the Vine board on its discussions with Chesapeake, as directed by the Vine board, regarding the Vine board’s request for an increase in the stock portion of the total merger consideration, indicating that Chesapeake had agreed in principle to increasing the stock portion of the total merger consideration up to 92%. Additionally, the Vine board discussed that the parties had agreed to a 60-day lockup of securities to be received in the Potential Transaction by the Legacy Vine Holders, subject to customary terms. In addition, the Vine board discussed the status of the definitive transaction documentation and representatives of Vine management conveyed that disclosure schedules were expected to be sent to Chesapeake later that day.
Later on August 7, 2021, the Vine board held a second telephonic meeting with representatives from Vine management, Kirkland, Citi and Houlihan Lokey present. At the meeting, Citi updated the Vine board regarding financial aspects of the Potential Transaction and certain related matters, including updated financial terms of the Potential Transaction, Vine management’s updated projections and the change in

Vine’s and Chesapeake’s stock prices since the Vine board’s meeting on August 6, 2021. Representatives of Houlihan Lokey also reviewed with the Vine board Houlihan Lokey’s preliminary financial analyses of Vine and the Potential Transaction. Representatives of Kirkland also provided an update regarding the status of legal negotiations.
On August 8, 2021, the Chesapeake board held a virtual meeting, at which Chesapeake management and representatives of J.P. Morgan and Latham were present. During the meeting, representatives of Latham provided the Chesapeake board with a summary of the terms of the current draft of the merger agreement and an update on the status of open legal points. Members of Chesapeake management and representatives of J.P. Morgan provided the Chesapeake board with an update on the status of negotiations with Vine regarding valuation and the exchange ratio, as well as expectations on timing of the Potential Transaction.
Also on August 8, 2021, Latham shared a revised draft of the registration rights agreement with Kirkland and Weil, and on August 9, 2021, Vine, Chesapeake and Blackstone reached agreement on the terms of the registration rights agreement, subject to finalization of the merger agreement.
Additionally, on August 8, 2021, Chesapeake shared a draft of the press release with Vine, which the Vine management team subsequently discussed with Citi and members of the Vine board.
Thereafter on August 8, 2021, Messrs. Wichterich, Foley and Acconcia had a telephone call to discuss the preparation and contents of a joint press release in anticipation of the parties’ announcement of the transactions contemplated by the merger agreement.
On the morning of August 9, 2021, Latham sent a revised draft of the merger agreement to Kirkland, which reflected, among other things, the following key terms: (i) the Second Merger, pursuant to which Vine, as the surviving company following the First Merger, would be merged with and into Merger Sub LLC, with Merger Sub LLC surviving the Second Merger as a wholly owned subsidiary of Chesapeake; (ii) the obligation of Vine to “force the vote” regardless of any change in recommendation with respect to the Potential Transaction by the Vine board; (iii) the right of Chesapeake to control and direct any proceedings with any antitrust authority with respect to the Potential Transaction; (iv) a termination fee equal to 3.5% of Vine’s equity value; and (v) the obligation of Vine to use reasonable best efforts to cooperate with any evaluation, analysis or due diligence of existing indebtedness of Vine or any of its subsidiaries in connection with the Potential Transaction.
Throughout the course of the day on August 9, 2021, and into the early morning hours of August 10, 2021, Kirkland and Latham exchanged multiple drafts of the merger agreement, the TRA amendment and the merger support agreement. The primary open points in such drafts related to (i) the per share cash consideration, (ii) the exchange ratio, (iii) the terms of the Vine board’s recommendation and related support from the Legacy Vine Holders, and (iv) superior proposal termination rights (and related termination fees).
Also on August 9, 2021, the Vine board held a telephonic meeting with representatives from Vine management, Kirkland and Citi present to discuss the status of the definitive transaction documentation and Chesapeake’s revised proposal, including that Chesapeake had proposed a decrease in both the per share cash consideration and implied stock consideration through a lowered exchange ratio in order to reflect an “at market” transaction given fluctuations in Vine’s and Chesapeake’s stock prices since August 6, 2021. The Vine board determined to seek an increase in the per share cash consideration and exchange ratio to ensure the Potential Transaction would reflect a premium to Vine’s market price.
Later on August 9, 2021, representatives of Chesapeake communicated to representatives of Vine that Chesapeake’s proposal would be based on an “at market” valuation for Vine as of the close of market on August 10, 2021.
On the morning of August 10, 2021, the Vine board held a brief telephonic meeting with representatives from Vine management and Kirkland present to discuss the status of the definitive transaction documents and requested that Kirkland work towards finalizing documents for a potential post-market signing that day.
On August 10, 2021, Latham sent a revised draft of the merger agreement to Kirkland. Among other things, the draft merger agreement reflected the following key terms: (i) consideration for each share of Vine common stock issued and outstanding immediately prior to the effective time of $1.18 in cash, without interest, and 0.2508 shares of Chesapeake common stock; (ii) the ability of Vine to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal; (iii) a termination fee equal to 4.0% of Vine’s equity value; (iv) the right of Chesapeake to control and direct any proceedings with any antitrust authority with respect to the Potential Transaction; and (v) the extension of the outside date for the consummation of the Potential Transaction by an additional six months if all conditions to closing other than the termination or expiration of applicable regulatory waiting periods are satisfied or capable of being satisfied as of the outside date.
Also on August 10, 2021, Latham and Kirkland continued to exchange drafts of, and finalized, the merger agreement, the registration rights agreement, the merger support agreement and the TRA amendment.
After the close of market on August 10, 2021, members of the Vine board, Messrs. Marsh and Foley, held a call with Messrs. Wichterich and Dell’Osso of Chesapeake to discuss a final proposal on value. During the discussion, the parties tentatively agreed to a total implied value of $15.00 per outstanding share of Vine common stock, with 92% of the merger consideration payable in shares of Chesapeake common stock and 8% payable in cash, based on an exchange ratio of 0.2486 shares of Chesapeake common stock and $1.20 in cash for each outstanding share of Vine common stock.
In the evening of August 10, 2021, the Chesapeake board held a virtual meeting, with members of Chesapeake management and representatives of J.P. Morgan and Latham in attendance. Members of the Chesapeake board, Chesapeake management and representatives of J.P. Morgan discussed the Potential Transaction, including the financial terms thereof and related financial and operational matters. Representatives of Latham then reviewed with the Chesapeake board a summary of the key provisions of the current drafts of the merger agreement and ancillary agreements, highlighting changes since the August 8 Chesapeake board meeting. Throughout these presentations and discussions, members of the Chesapeake board asked questions of members of Chesapeake management and the representatives of J.P. Morgan and Latham present at such meeting. Following additional discussion, the Chesapeake board unanimously (i) determined that the merger agreement (including the cash and stock consideration payable thereunder) and the transactions contemplated thereby (including the merger and the related share issuance), were fair to, advisable and in the best interests of Chesapeake and its shareholders, (ii) approved the merger agreement and the transactions contemplated thereby, and (iii) approved certain related matters, including the preparation and filing with the SEC of a Registration Statement on Form S-4.
Later that evening, the Vine board held a telephonic meeting to consider the final terms of the Potential Transaction with representatives from Vine management, Kirkland, Citi and Houlihan Lokey present. Members of Vine management reviewed the final proposed terms for the Potential Transaction, which included a total implied valuation of $15.00 per outstanding share of Vine common stock, with 92% of the merger consideration payable in shares of Chesapeake common stock and 8% in cash, based on an exchange ratio of 0.2486 shares of Chesapeake common stock and $1.20 in cash for each outstanding share of Vine common stock. The Vine board discussed the results of the due diligence processes that had been undertaken and confirmed with Vine management that Vine’s due diligence review had been completed to its satisfaction. The Vine board also further discussed the proposed merger consideration. Representatives from Kirkland then reviewed with the Vine board its fiduciary duties in respect of the Potential Transaction under applicable law. The Vine board then reviewed, with the assistance of representatives from Kirkland, the key terms of the merger agreement and related definitive transaction documentation. The Vine board then engaged in further discussion regarding the expected benefits of the Potential Transaction with Chesapeake, including (i) the potential increased value to Vine stockholders relative to Vine on a standalone basis through, among other things, the potential for increased trading liquidity, trading prices and payment of dividends, (ii) the potential cost savings that would accrue to Vine stockholders from the Potential Transaction, (iii) the increased liquidity and enterprise size of the combined company, and (iv) the combined company’s attractive asset profile in the Haynesville basin. Representatives from Houlihan Lokey then reviewed with the Vine board its financial analyses regarding the Potential Transaction and, thereafter, rendered Houlihan Lokey’s oral opinion (subsequently confirmed by the delivery of a written opinion dated as of August 10, 2021), to the effect that, as of such date, based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Houlihan

Lokey as set forth in its opinion, the consideration to be received by the holders of Vine Class A common stock (other than Vine and its subsidiaries and Chesapeake and its affiliates) in the transaction was fair to such holders from a financial point of view. After further review and discussion regarding the terms of the Potential Transaction and related information, the Vine board unanimously resolved to approve and adopt the merger agreement, substantially as presented, the merger support agreement, the TRA amendment and the registration rights agreement, and the associated actions described in the merger agreement. The Vine board also reviewed and approved the joint press release to be released on the morning of August 11, 2021.
That evening, following discussion on certain immaterial terms of the definitive transaction documentation between Kirkland and Latham, each at the direction of the Vine board and the Chesapeake board, respectively, the respective parties to the merger agreement and other definitive transaction documentation for the Potential Transaction executed and delivered such agreements.
Prior to the open of trading on the NYSE and Nasdaq Global Select Market on the morning of August 11, 2021, Vine and Chesapeake issued a joint press release announcing the transactions contemplated by the merger agreement.
Chesapeake’s Rationale for the Merger
The merger between Chesapeake and Vine will, among other things, increase Chesapeake’s scale in the Haynesville and Mid-Bossier shale plays. In evaluating the merger, the Chesapeake board consulted with Chesapeake’s management and legal and financial advisors. The Chesapeake board determined the merger to be in the best interests of Chesapeake based on, among other factors, its belief that the merger will:
Enhance Chesapeake’s Drilling Inventory in the Haynesville and Mid-Bossier Shale Plays.   The merger will increase Chesapeake’s production footprint in the Haynesville and Mid-Bossier shale plays, where, as a result of the transaction, Chesapeake expects to add 370 premium drilling locations with a 50% or greater rate of return at $2.50 NYMEX gas price.
Create Synergies and Cost Savings.   Chesapeake expects the combination of its current operations with Vine’s complementary assets will allow the combined company to achieve operating and capital cost reductions. Chesapeake expects to use its scale, vendor relationships and the combined land position of each company to reduce per unit operating costs and costs to drill and complete wells.
Increase marketing scale of Responsibly Sourced Gas (“RSG”).   As a result of the merger, Chesapeake expects to be a leading producer of RSG in the Haynesville shale play. Chesapeake expects to benefit from the larger marketed volume of RSG with the development of new customer relationships, potentially including through the sale of RSG to Liquified Natural Gas facilities and/or their export customers. Chesapeake also expects to benefit from increased diversity in its midstream partnerships through the addition of Vine’s existing relationships.
Be Accretive on Operating Cash Flow per Share, Free Cash Flow per Share, Free Cash Flow Yield and GHG Emissions Profile.   Chesapeake expects the merger will be accretive on operating cash flow per share, free cash flow per share and free cash flow yield. Additionally, Chesapeake expects to improve its GHG emission profile through pro forma reductions in GHG emissions intensity and methane intensity.
Increase Base Dividend to Chesapeake Shareholders.    Chesapeake expects the merger to permit the combined company to increase Chesapeake’s base dividend per share post-closing, subject to approval by the Chesapeake board, providing for immediate delivery of synergies to Chesapeake shareholders. Chesapeake expects to maintain its leadership among peers on dividend yields.
Recommendation of the Vine Board and Vine’s Reasons for the Merger
On August 10, 2021, the Vine board unanimously (a) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Vine and its stockholders, (b) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (c) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, (d) resolved to recommend adoption of the merger agreement by the Vine stockholders, and (e) directed that the merger agreement be submitted to the Vine stockholders for its adoption. The Vine board unanimously recommends that Vine stockholders vote “FOR” the merger proposal, “FOR” the non-binding compensation advisory proposal and “FOR” the adjournment proposal.
In evaluating the merger, the Vine board consulted with Vine’s senior management and outside legal and financial advisors and, in reaching its determinations and recommendations, considered several potentially positive factors that weighed in favor of the merger, including the following (not necessarily presented in order of relative importance):
Aggregate Value and Share Consideration
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The fact that Vine was able to maintain a pro forma ownership of the combined company of 16% for Vine stockholders (without giving effect to the exercise of outstanding Chesapeake warrants), and the Vine board’s belief, based on Vine’s negotiations with Chesapeake and discussions with Chesapeake’s advisors, that this was the maximum exchange ratio and cash consideration that Chesapeake was willing to pay to Vine stockholders;

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The fact that the majority of the consideration to be received by Vine stockholders is in the form of Chesapeake common stock, which offers Vine stockholders the opportunity to participate in the future earnings and growth potential of the combined company and the declared dividend provides Vine stockholders the immediate certainty of value;

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The Vine board’s belief, after considering Vine’s strategic review process, including discussions with other bidders, that it was unlikely that other parties would be prepared to pay a higher price to acquire Vine at this time;

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The TRA Payment Waiver;

Synergies and Strategic Considerations
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The Vine board’s belief that Chesapeake’s strategy for immediate integration of the Vine assets will maximize a return on its investment base and value for Vine stockholders;

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The expectation that the Potential Transaction will be accretive in the first year to certain key metrics, including increasing financial and operational scale while maintaining approximately 0.6x 2022E leverage ratio and having a free cash flow yield of approximately 16%, as well as maintenance of production volumes assuming a reinvestment rate of approximately 60%;

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The fact that both Chesapeake and Vine are focused on investing in innovation and technology, and the Vine board’s belief that the combined company will be able to develop and implement technologies more economically and efficiently and deploy those technologies across a broader base of assets;

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The Vine board’s belief that the combined company’s geographic and customer diversification, enhanced assets and stronger financial position will provide greater access to the capital markets and improve the combined company’s competitiveness;

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The Vine board’s belief that the combination of Vine and Chesapeake positions the combined company as a leading producer in the Haynesville basin, including that such combined company would have a high-quality asset base and flexible balance sheet with an increased ability to return cash to its shareholders as compared to Vine on a standalone basis;

Financial Analyses and Opinion of Financial Advisor
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The financial analyses of Houlihan Lokey that were provided to the Vine board in connection with the Vine board’s consideration of the Potential Transaction;

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The fact that Houlihan Lokey rendered its oral opinion, subsequently confirmed by delivery of a written opinion dated August 10, 2021, to the effect that, as of that date and based on and subject to the factors, procedures, assumptions qualifications and limitations set forth therein, the exchange ratio of 0.2486 shares of Chesapeake stock and $1.20 in cash for each share of Vine Class A common stock to be received by the holders of Vine Class A common stock (other than Vine and its subsidiaries and Chesapeake and its subsidiaries) in the transaction was fair to such holders from a financial point of view, as more fully described below in the section entitled “— Opinion of Vine’s Financial Advisor” beginning on page 59;
Likelihood of Completion of the Potential Transaction
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The belief that the Potential Transaction will be consummated in 2021 given the limited number and customary nature of the closing conditions and Chesapeake’s affirmative obligation to take, or cause to be taken, any and all steps and undertakings in respect of requirements under applicable regulations to enable the closing of the Potential Transaction to occur as promptly as practicable;

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The fact that Blackstone, which controls the Legacy Vine Holders owning approximately 73% of the outstanding shares of Vine common stock as of the date of the merger agreement, supports the Potential Transaction, as evidenced by the Legacy Vine Holders’ execution of the merger support agreement with Chesapeake;

Favorable Terms of the Merger Agreement
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The Vine board’s belief that the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the merger agreement may be terminated, are reasonable;

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The fact that Vine has the ability, under certain circumstances, to provide information to and engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal; and

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The fact that the Vine board has the ability to terminate the merger agreement under certain circumstances, including to enter into an agreement providing for a superior proposal, subject to certain conditions (including payment of a termination fee to Chesapeake of $45 million and certain rights of Chesapeake giving it the opportunity to match such superior proposal).

The Vine board also considered and balanced against the potentially positive factors a number of uncertainties, risks and other countervailing factors in its deliberations concerning the merger and the merger agreement, including the following (not necessarily presented in order of relative importance):
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The fact that the exchange ratio in the merger agreement provides for a fixed number of shares of Chesapeake common stock and, as such, Vine stockholders cannot be certain as of the Vine special meeting as to the market value of the merger consideration to be received, and the possibility that Vine stockholders could be adversely affected by a decrease in the trading price of Chesapeake common stock before the closing of the merger;

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The fact that the market price of Vine common stock could be affected by many factors, including: (i) if the merger agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Vine; (ii) the possibility that, if the merger agreement is terminated, possible acquirors may consider Vine to be an unattractive acquisition candidate; and (iii) the possible sale of Vine common stock by short-term investors following an announcement that the merger agreement was terminated;

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The fact that Vine would be required to pay Chesapeake a termination fee of $45 million if the Vine board terminates the merger agreement under certain circumstances, including in the event Vine enters into a definitive transaction agreement with another potential acquiror in connection with a superior proposal. In addition, if the merger agreement is terminated, Vine will generally be required to pay its own expenses associated with the Potential Transaction. The Vine board considered that the amount of the termination fee is consistent with comparable transactions and believes the termination fee would not preclude other offers;

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The risks and contingencies relating to the announcement and pendency of the merger, including the potential for diversion of management and employee attention and the potential effect of the combination on the businesses of both companies and the restrictions on the conduct of Vine’s business during the period between the execution of the merger agreement and the completion of the transactions contemplated thereby;

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The potential challenges and difficulties in integrating the operations of Vine into Chesapeake, and the risk that the anticipated cost savings and operational and other synergies and benefits of the merger, might not be realized, may only be achieved over time or might take longer to realize than expected;

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The fact that there are restrictions in the merger agreement on Vine’s ability to solicit competing bids to acquire it and to entertain other acquisition proposals unless certain conditions are satisfied;

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The fact that the restrictions on Vine’s conduct of business prior to completion of the transaction could delay or prevent Vine from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the transaction; and

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The risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” beginning on pages 18 and 32, respectively.

After taking into account the factors set forth above, as well as others, the Vine board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Potential Transaction were outweighed by the potential benefits to Vine stockholders and that the Potential Transaction, including the merger and the transactions contemplated thereby, were in the best interests of Vine and Vine’s stockholders.
The foregoing discussion of factors considered by the Vine board is not intended to be exhaustive but summarizes the material factors considered by the Vine board. In light of the variety of factors considered in connection with the Vine board’s evaluation of the merger agreement and the Potential Transaction, the Vine board did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Vine board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Vine board based its recommendation on the totality of the information presented, including discussions with Vine’s senior management and outside legal and financial advisors.
In considering the recommendation of the Vine board to approve the merger agreement, Vine stockholders should be aware that the executive officers and directors of Vine have certain interests in the transaction that may be different from, or in addition to, the interests of Vine stockholders generally. See the section entitled “— Interests of Vine’s Directors and Executive Officers in the Merger” beginning on page 43.
It should be noted that this explanation of the reasoning of the Vine board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 32.
Opinion of Vine’s Financial Advisor
On August 10, 2021, Houlihan Lokey verbally rendered its opinion to the Vine board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Vine board dated August 10, 2021), as to the fairness, from a financial point of view, to the holders of Vine Class A common stock (other than the Excluded Persons) of the merger consideration.
Houlihan Lokey’s opinion was directed to the Vine board (in its capacity as such) and only addressed the fairness, from a financial point of view, to the holders of Vine Class A common stock (other than the Excluded Persons) of the merger consideration and did not address any other aspect or implication of the transaction or any other agreement, arrangement or understanding. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex C to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Vine board, any security holder of Vine or any other person as to how to act or vote with respect to any matter relating to the transaction.

In arriving at its opinion, Houlihan Lokey, among other things:
•
reviewed the following agreements and documents:

•
Execution version dated August 10, 2021 of the merger agreement;

•
Execution version dated August 10, 2021 of the Tax Receivable Agreement Amendment, by and among Vine and certain members of Holdings; and

•
Execution version dated August 10, 2021 of the merger support agreement;

•
reviewed certain publicly available business and financial information relating to Vine and Chesapeake that Houlihan Lokey deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of Vine and Chesapeake;

•
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Vine and Chesapeake made available to Houlihan Lokey by Vine, including (a) with respect to Vine, (i) certain financial projections relating to Vine for the fiscal years ending 2021 through 2025 (the “Vine Projections”), and (ii) certain reserve estimates for natural gas by reserve category, associated risking and production volume (the “Vine Reserve Information”), in each case prepared by management of Vine, and (b) with respect to Chesapeake, (i) certain financial projections relating to Chesapeake for the fiscal years ending 2021 through 2025 (the “Chesapeake Projections”), and (ii) certain reserve estimates for oil, natural gas and natural gas liquids, in each case, by reserve category, associated risking and production volume (the “Chesapeake Reserve Information” and together with the Vine Reserve Information, the “Reserve Information”), in each case, as prepared by the management of Chesapeake and as adjusted by the management of Vine, and (c) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the transactions contemplated by the merger agreement, all as prepared by the management of Vine (the “Synergies”);

•
reviewed certain publicly available market data regarding future oil and natural gas commodity pricing based on (a) New York Mercantile Exchange Strip pricing and (b) Wall Street research analyst consensus pricing estimates;

•
spoke with certain members of the management of Vine and Chesapeake and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Vine and Chesapeake, including the Reserve Information, the merger and related matters;

•
compared the financial and operating performance of Vine and Chesapeake with that of other public companies that Houlihan Lokey deemed to be relevant;

•
considered publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•
reviewed the current and historical market prices and trading volume for certain of Vine’s and Chesapeake’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

•
reviewed certain potential pro forma financial effects of the merger on Vine; and

•
conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Vine advised Houlihan Lokey, and Houlihan Lokey assumed, that each of (a) the financial projections (and adjustments thereto), (b) the Reserve Information and (c) the current reserve estimates of each of Vine and Chesapeake reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of each of Vine and Chesapeake and the other matters covered thereby, or the assumptions on which they are based. Furthermore, upon the advice of the management of Vine, Houlihan Lokey assumed that the estimated Synergies reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Vine and that the Synergies will be realized in the amounts and the time periods indicated thereby, and Houlihan Lokey expressed no opinion with respect to such Synergies or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of Vine or Chesapeake since the respective dates of the most recent financial statements and other information, financial or otherwise (including the Reserve Information), provided to Houlihan Lokey that would be material to Houlihan Lokey’s analyses or Houlihan Lokey’s opinion, and that there was no information or any facts that would have made any of the information reviewed by Houlihan Lokey incomplete or misleading.
Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements reviewed by Houlihan Lokey (as described above) and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger will be satisfied without waiver thereof, and (d) the merger will be consummated in a timely manner in accordance with the terms described in such other agreements and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed, with the consent of Vine, that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the merger will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Vine, or otherwise have an effect on the merger, Vine or Chesapeake or any expected benefits of the merger that would be material to Houlihan Lokey’s analyses or opinion.
Furthermore, in connection with its opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Vine, Chesapeake or any other party, nor was Houlihan Lokey provided with any such appraisal or evaluation, other than the Reserve Information. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey does not conduct or provide geological, environmental or other technical assessments and are not experts in the evaluation of oil, natural gas, or natural gas liquids reserves or properties and Houlihan Lokey expressed no view or opinion as to reserve quantities, or the exploration, development or production (including, without limitation, as to the feasibility or timing thereof), of any oil, natural gas or natural gas liquids properties of either of Vine or Chesapeake. Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Vine or Chesapeake is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Vine or Chesapeake is or may be a party or is or may be subject.
Houlihan Lokey was not requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the merger, the securities, assets, businesses or operations of Vine or any other party, or any alternatives to the merger, (b) negotiate the terms of the merger, or (c) advise the Vine board or any other party with respect to alternatives to the merger. Houlihan Lokey’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date thereof. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date thereof. Houlihan Lokey did not express any opinion as to what the value of the Vine Class A common stock (or the Chesapeake common stock) actually will be when exchanged or issued, respectively, pursuant to the merger or the price or range of prices at which the Vine Class A common stock or the Chesapeake common stock may be purchased or sold, or otherwise be transferable, at any time. Houlihan

Lokey assumed that the Chesapeake common stock to be issued in the merger to holders of Vine Class A common stock will be listed on the Nasdaq Global Select Market.
Houlihan Lokey’s opinion was furnished for the use of the Vine board (in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Vine board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to, or whether to tender shares in connection with, the merger or otherwise.
In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Vine, Chesapeake or the proposed transaction and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the financial forecasts prepared by the management of Vine and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Vine. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.
Houlihan Lokey’s opinion was only one of many factors considered by the Vine board in evaluating the proposed transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the merger consideration or of the views of the Vine board or Vine’s management with respect to the transaction or the merger consideration. Under the terms of its engagement by Vine, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed transaction or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Vine board, Vine, Chesapeake, any security holder or creditor of Vine or Chesapeake or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the transaction were determined through negotiation between Vine and Chesapeake, and the decision by Vine to enter into the merger agreement was solely that of the Vine board.
Financial Analyses
In preparing its opinion to the Vine board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.
The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Vine board on August 10, 2021. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.
For purposes of its analyses, Houlihan Lokey reviewed a number of financial and operating metrics, including:
•
Enterprise Value — equity market value plus debt outstanding plus preferred stock plus minority interests minus cash and cash equivalents;

•
EBITDA — the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization;

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LQA — the annualization of the most recently completed quarter for which financial information has been made public, which, in the case of each of Vine and Chesapeake, was June 30, 2021;

•
Production — average daily equivalent production of oil, natural gas liquids and natural gas, calculated by converting oil and natural gas liquids to mmcfe/d (million cubic feet of natural gas equivalents per day) at a ratio of one barrel/d (one barrel of oil per day) to six mcfe/d (six thousand cubic feet of natural gas per day);

•
Adjusted EBITDAX — the amount of the relevant company’s earnings before interest, taxes, depreciation, amortization and exploration expenses, adjusted for certain non-recurring items;

•
1P Reserves — the estimated quantities of oil, natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions, which, for clarity, includes Proved Developed Reserves and Proved Undeveloped Reserves (each described below);

•
3P Reserves — 1P Reserves plus the estimated quantities of oil, natural gas liquids and natural gas that geological and engineering data demonstrate to be probably and possibly commercially recoverable in future years from known reservoirs under existing economic and operating conditions;

•
Proved Developed Reserves — Proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods including both currently producing (“Proved Developed Producing”) and not producing (“Proved Developed Non-Producing”); and

•
Proved Undeveloped Reserves — Proven reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

Unless the context indicates otherwise, the analyses performed below were calculated using (i) the closing prices of Vine Class A common stock, Chesapeake common stock and the selected U.S. companies listed below as of August 10, 2021, (ii) historical financial and operating data for the selected companies based on publicly available information for each company as of August 10, 2021, (iii) the Enterprise Values for Vine and Chesapeake based on net debt as of June 30, 2021, and (iv) per share amounts for Vine and Chesapeake based on diluted shares outstanding as of August 10, 2021 using the treasury stock method. The calculations of 1P Reserves (a) for Vine were as estimated as of July 29, 2021 by the management of Vine, and (b) for Chesapeake were estimated by the management of Chesapeake, as adjusted by the management of Vine as of August 5, 2021. Calculations of 1P Reserves and other oil and gas reserve criteria were based on management estimates; none of which were based on SEC reserve criteria. All commodity price assumptions were based on pricing data as of August 10, 2021. Unless the context indicates otherwise, estimates of Adjusted EBITDAX for (i) the selected companies were based on mean consensus Wall Street analyst estimates (such mean consensus estimates, “Wall Street research”) available as of August 10, 2021, (ii) Vine were based on estimates provided by the management of Vine and (iii) Chesapeake were based on estimates provided by the management of Chesapeake, as adjusted by the management of Vine.
Vine Financial Analyses
Vine Selected Companies Analysis. Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.

The financial data reviewed included:
•
Enterprise value as a multiple of estimated calendar year 2021 Average Daily Production;

•
Enterprise value as a multiple of estimated calendar year 2021 Adjusted EBITDAX; and

•
Enterprise value as a multiple of estimated calendar year 2022 Adjusted EBITDAX.

The selected companies included the following:
•
Antero Resources Corporation

•
Cabot Oil & Gas Corporation

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Chesapeake Energy Corporation

•
CNX Resources Corporation

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Comstock Resources, Inc.

•
EQT Corporation

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Range Resources Corporation

•
Southwestern Energy Company

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of $2,250/mcfepd to $2,750/mcfepd estimated calendar year 2021 average daily production, 3.75x to 4.75x estimated calendar year 2021 EBITDAX and 3.50x to 4.50x estimated calendar year 2022 EBITDAX to corresponding financial data for Vine. The selected companies analysis indicated (i) an implied per share value reference range of $15.29 to $21.83 and an implied exchange ratio reference range of 0.1918 to 0.3252 per share of Vine Class A common stock based on the selected range of multiples of estimated calendar year 2021 average daily production, (ii) an implied per share value reference range of $16.09 to $24.16 and an implied exchange ratio reference range of 0.1913 to 0.3570 per share of Vine Class A common stock based on the selected range of multiples of estimated calendar year 2021 EBITDAX and (iii) an implied per share value reference range of $17.19 to $26.16 and an implied exchange ratio reference range of 0.1936 to 0.3737 per share of Vine Class A common stock based on the selected range of multiples of estimated calendar year 2022 EBITDAX, in each case as compared to the proposed adjusted exchange ratio of 0.2486 per share of Vine Class A common stock.
Vine Selected Transactions Analysis.   Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.
The financial data reviewed included:
•
Transaction value as a multiple of LQA Production plus undeveloped acreage; and

•
Transaction value as a multiple of LQA EBITDAX.

The selected transactions included the following:
Date Announced	Buyer	Seller
6/2/2021	Southwestern Energy Company	Indigo II Louisiana Operating LLC
6/10/2019	Comstock Resources, Inc.	Covey Park Energy LLC
11/19/2018	Aethon Energy Management LLC	QEP Resources, Inc.
6/29/2018	Osaka Gas USA Corporation	Sabine Oil & Gas Corporation
8/1/2017	Rockcliff Energy II LLC	Samson Resources II, LLC
12/20/2016	Covey Park Energy LLC	Chesapeake Energy Corporation
12/5/2016	Indigo Resources LLC	Chesapeake Energy Corporation
11/2/2016	Covey Park Energy LLC	EOG Resources, Inc.

Date Announced	Buyer	Seller
10/31/2016	Castleton Commodities International LLC	Anadarko Petroleum Corporation
7/21/2016	Ontario Teachers’ Pension Plan, Aethon Energy Management LLC, RedBird Capital Partners	J-W Energy Company
4/28/2016	Indigo Minerals LLC	BEUSA Energy, Inc.
3/18/2016	Covey Park Energy LLC	EP Energy Corporation
8/25/2015	GeoSouthern Haynesville, LP, GSO Capital Partners LP	Encana Corporation
Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of $2,000/mcfepd to $2,500/mcfepd LQA Production plus undeveloped acreage of $4,000 to $5,000 per acre and 4.00x to 4.75x LQA EBITDAX to corresponding financial data for Vine. The selected transactions analysis indicated (i) an implied per share value reference range of $18.06 to $26.11 and an implied exchange ratio reference range of 0.1924 to 0.3206 per share of Vine Class A common stock based on the selected range of multiples of LQA Production plus undeveloped acreage and (ii) an implied per share value reference range of $18.14 to $24.19 and an implied exchange ratio reference range of 0.2156 to 0.3511 per share of Vine Class A common stock based on the selected range of multiples of LQA EBITDAX, as compared to the proposed adjusted exchange ratio of 0.2486 per share of Vine Class A common stock. In addition Houlihan Lokey noted that net of the liability under the Tax Receivable Agreement, the above implied per share value reference ranges were $15.71 to $23.76 and $15.79 to $21.84, respectively, and the above implied exchange ratio reference ranges were 0.1656 to 0.2904 and 0.1857 to 0.3152, respectively.
Vine Discounted Cash Flow Analyses
Corporate Discounted Cash Flow Analysis.   Houlihan Lokey performed a discounted cash flow analysis of Vine by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of Vine based on the Vine Projections. Houlihan Lokey calculated terminal values for Vine by applying a range of terminal value multiples of 3.0x to 4.0x to Vine’s EBITDAX based on the Vine Projections for fiscal year 2025. The net present values of Vine’s projected future cash flows and terminal values were then calculated using weighted average cost of capital (“WACC”) discount rates ranging from 7.0% to 8.0%. The Vine discounted cash flow analysis indicated an implied per share value reference range of $19.85 to $28.07, an implied exchange ratio reference range of 0.2272 to 0.3855, as compared to the proposed adjusted exchange ratio of 0.2486 per share of Vine Class A common stock.
Net Asset Value Discounted Cash Flow Analysis.   Houlihan Lokey performed a discounted cash flow net asset value (“NAV”) analysis of Vine by calculating the estimated net present value of its estimated gas reserves in each of the 1P Reserves and 3P Reserves categories for Vine based on the Vine Reserve Information. Houlihan Lokey performed this analysis using risk adjusted discount rates (“RADR”) ranging from 10% to 50% for the 3P Reserves, depending on the reserve categories, and WACC discount rates ranging from 7.0% to 8.0% for the 1P Reserves, for each of NYMEX Strip Pricing and Consensus Pricing scenarios. Houlihan Lokey used this to derive net reserve value reference ranges. Houlihan Lokey then derived implied equity value and implied exchange ratio per share reference ranges from the resulting reserve value reference ranges and using the net debt and diluted share information described above. This analysis indicated the following per share reference ranges and implied exchange ratio reference ranges for the Vine Class A common stock:
	RADR Approach		WACC Approach		Adjusted Exchange Ratio
	3P Reserves NYMEX Strip Pricing	3P Reserves Consensus Pricing	1P Reserves NYMEX Strip Pricing	1P Reserves Consensus Pricing
Implied Equity Value Per Share Reference Range	$3.19 – $9.65	$4.72 – $11.54	$16.28 – $19.03	$18.28 – $21.17

	RADR Approach		WACC Approach		Adjusted Exchange Ratio
	3P Reserves NYMEX Strip Pricing	3P Reserves Consensus Pricing	1P Reserves NYMEX Strip Pricing	1P Reserves Consensus Pricing
Implied Exchange Ratio Reference Range	0.0404 – 0.2056	0.0669 – 0.2309	0.2077 – 0.2660	0.2172 – 0.2756	0.2486
Chesapeake Financial Analyses
Chesapeake Selected Companies Analysis.   Houlihan Lokey reviewed certain data for selected companies, with publicly traded equity securities, that Houlihan Lokey deemed relevant.
The financial data reviewed included:
•
Enterprise value as a multiple of calendar year 2021 Average Daily Production;

•
Enterprise value as a multiple of estimated calendar year 2021 Adjusted EBITDAX; and

•
Enterprise value as a multiple of estimated calendar year 2022 Adjusted EBITDAX.

The selected companies included the following:
•
Gas Weighted

•
Antero Resources Corporation

•
Cabot Oil & Gas Corporation

•
CNX Resources Corporation

•
Comstock Resources, Inc.

•
EQT Corporation

•
Range Resources Corporation

•
Southwestern Energy Company

•
Diversified

•
Devon Energy Corporation

•
EOG Resources, Inc.

•
Oil Weighted

•
Centennial Resource Development, Inc.

•
Continental Resources, Inc.

•
Marathon Oil Corporation

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Murphy Oil Corporation

•
Ovintiv Inc.

Taking into account the results of the selected companies analysis, Houlihan Lokey applied selected multiple ranges of $3,000/mcfepd to $3,500/mcfepd calendar year 2021 average daily production, 4.50x to 5.50x estimated calendar year 2021 EBITDAX and 4.00x to 5.00x estimated calendar year 2022 EBITDAX to corresponding financial data for Chesapeake. The selected companies analysis indicated an implied per share value reference ranges of $63.44 to $73.44, $64.30 to $77.83 and $66.78 to $82.63, respectively, per share of Chesapeake common stock based on the selected range of multiples (such per share value reference ranges were used to calculate the implied exchange ratios noted in the corresponding section of the “Vine Financial Analyses” beginning on page 63), which, when multiplied by the adjusted exchange ratio of 0.2486 resulted in implied per share value reference ranges of $15.77 to $18.26, $15.99 to $19.35 and $16.61 to

$20.54, respectively. Such adjusted per share value reference ranges were then added to the cash consideration of $1.20 per share to derive the implied total merger consideration reference range of $16.97 to $19.46, $17.19 to $20.55 and $17.81 to $21.74, respectively.
Chesapeake Selected Transactions Analysis.   Houlihan Lokey considered certain financial terms of certain transactions involving target companies that Houlihan Lokey deemed relevant.
The financial data reviewed included:
•
Transaction value as a multiple of LQA Production; and

•
Transaction value as a multiple of LQA EBITDAX.

The selected transactions included the following:
Date Announced	Buyer	Seller
6/8/2021	Contango Oil & Gas Company	Independence Energy
6/2/2021	Southwestern Energy Company	Indigo II Louisiana Operating LLC
5/6/2021	EQT Corporation	ARD Operating
5/24/2021	Cabot Oil & Gas Corporation	Cimarex Energy
12/21/2020	Diamondback Energy	QEP Resources, Inc.
9/28/2020	Devon Energy	WPX Energy
8/12/2020	Southwestern Energy	Montage Resources
7/20/2020	Chevron Corporation	Noble Energy
7/15/2019	Callon Petroleum Company	Carrizo Oil & Gas, Inc.
6/10/2019	Comstock Resources, Inc.	Covey Park Energy LLC
4/24/2019	Occidental Petroleum	Anadarko Petroleum
8/27/2018	Eclipse Resources	Blue Ridge Mountain Resources Inc.
6/19/2017	EQT Corporation	Rice Energy Inc.
10/25/2016	EQT Corporation	Republic Energy, Trans Energy Inc.
9/26/2016	Rice Energy Inc.	Vantage Energy LLC, Vantage Energy II LLC
7/5/2016	Mountain Capital Management	Harbinger Group Inc.
Taking into account the results of the selected transactions analysis, Houlihan Lokey applied selected multiple ranges of $3,750/mcfepd to $4,250/mcfepd LQA Production and 4.75x to 5.75x LQA EBITDAX to corresponding financial data for Chesapeake. The selected transactions analysis indicated an implied per share value reference ranges of $77.71 to $87.61 and $65.49 and $78.56, respectively, per share of Chesapeake common stock based on the selected range of multiples (such per share value reference ranges were used to calculate the implied exchange ratios in the corresponding section of the “Vine Financial Analyses” beginning on page 63), which, when multiplied by the adjusted exchange ratio of 0.2486 resulted in implied per share value reference ranges of $19.32 to $21.78 and $16.28 to $19.53, respectively. Such adjusted per share value reference ranges were then added to the cash consideration of $1.20 per share to derive the implied total merger consideration reference range of $20.52 to $22.98 and $17.48 to $20.73, respectively.
Chesapeake Discounted Cash Flow Analyses
Corporate Discounted Cash Flow Analysis.   Houlihan Lokey performed a discounted cash flow analysis of Chesapeake by calculating the estimated net present value of the projected unlevered, after-tax free cash flows of Chesapeake based on the Chesapeake Projections. Houlihan Lokey calculated terminal values for Chesapeake by applying a range of terminal value multiples of 4.0x to 5.0x to Chesapeake’s EBITDAX based on the Chesapeake Projections for fiscal year 2025. The net present values of Chesapeake’s projected future cash flows and terminal values were then calculated using WACC discount rates ranging from 7.5% to 8.5%. The Chesapeake discounted cash flow analysis indicated an implied per share value reference range of $69.69 to $82.08 per share of Chesapeake common stock (such per share value reference range was used to calculate the implied exchange ratios in the corresponding section of the “Vine Financial Analyses” beginning on page 63), which, when multiplied by the adjusted exchange ratio of 0.2486 resulted in implied per share value reference ranges of $17.33 to $20.41. Such adjusted per share value reference range was then added to the cash consideration of $1.20 per share to derive the implied total merger consideration reference range of $18.53 to $21.61.
Net Asset Value Discounted Cash Flow Analysis.   Houlihan Lokey performed a discounted cash flow NAV analysis of Chesapeake by calculating the estimated net present value of its estimated oil and gas reserves in each of the 1P Reserves and 3P Reserves categories for Chesapeake based on the Chesapeake Reserve Information. Houlihan Lokey performed this analysis using RADRs ranging from 10% to 50% for the 3P Reserves, depending on the reserve categories, and WACC discount rates ranging from 7.5% to 8.5% for the 1P Reserves, for each of NYMEX Strip Pricing and Consensus Pricing scenarios. Houlihan Lokey used this to derive implied net reserve value reference ranges. Houlihan Lokey then derived implied equity value per share reference ranges from the resulting reserve value reference ranges and using the net debt and diluted share information described above. This analysis indicated the following per share reference ranges for Chesapeake common stock, and, when multiplied by the adjusted exchange ratio of 0.2486 and added to the cash consideration of $1.20 per share of Vine Class A common stock, the implied total merger consideration reference range:
	RADR Approach		WACC Approach
	3P Reserves NYMEX Strip Pricing	3P Reserves Consensus Pricing	1P Reserves NYMEX Strip Pricing	1P Reserves Consensus Pricing
Implied Equity Value Per Share Reference Range*	$41.10 – $49.20	$43.26 – $52.57	$67.04 – $72.60	$72.45 – $78.67
Implied Total Merger Consideration Reference Range	$11.42 – $13.43	$11.96 – $14.27	$17.87 – $19.25	$19.22 – $20.76

*
Such ranges were utilized to calculate the implied exchange ratios in the corresponding section of the “Vine Financial Analyses” beginning on page 63.

Has / Gets Analysis
Houlihan Lokey compared (a) the per share equity value reference ranges of Vine Class A common stock immediately prior to the First Merger (“Has”) to (b) the implied pro forma per share merger consideration reference ranges immediately subsequent to the First Merger (“Gets”) across each of its financial analyses.
Houlihan Lokey calculated the “Gets” for the Net Asset Value Discounted Cash Flow Analysis based on a “sum-of-the parts” approach, which incorporated, among other things, implied enterprise value reference ranges for Vine, implied enterprise value reference ranges for Chesapeake, the impact of certain benefits of the merger, including certain synergies, the combined company’s pro forma net debt, and other pro forma effects of the merger. Houlihan Lokey calculated the “Gets” for the Selected Companies Analysis and the Selected Transactions Analysis based, generally, on the applicable Chesapeake multiples and including the impact of certain synergies and the combined company’s pro forma net debt.

	Has:	Gets:
Selected Companies Analysis
2021E Average Daily Production	$15.29 – $21.83	$17.60 – $20.68
2021E EBITDAX	$16.09 – $24.16	$18.01 – $22.05
2022E EBITDAX	$17.19 – $26.16	$18.49 – $23.15
Selected Transactions Analysis
LQA Average Daily Production / Acreage	$18.06 – $26.11*	$20.14 – $23.25
LQA EBITDAX	$18.14 – $24.19†	$18.53 – $22.47
Discounted Cash Flow Analysis – Corporate	$19.85 – $28.07	$20.07 – $23.99
Discounted Cash Flow Analysis – Net Asset Value
RADR Approach – 3P Reserves NYMEX Strip Pricing	$3.19 – $9.65	$10.58 – $13.85
RADR Approach – 3P Reserves Consensus Pricing	$4.72 – $11.54	$11.39 – $15.04
WACC Approach – 1P Reserves NYMEX Strip Pricing	$16.28 – $19.03	$19.54 – $21.55
WACC Approach – 1P Reserves Consensus Pricing	$18.28 – $21.17	$21.30 – $23.51

*
$15.71 to $23.76 net of the liability under the Tax Receivable Agreement.

†
$15.79 to $21.84 net of the liability under the Tax Receivable Agreement.

Other Information
Houlihan Lokey observed certain additional information that was not considered part of its financial analysis for its opinion but was noted for informational purposes, including, among other things, the following:
Implied Premiums Paid in Selected Transactions.   Houlihan Lokey compiled data with regard to the percentage premiums represented by the per share consideration paid or to be paid in 17 stock-for-stock oil and gas transactions, which percentage premia ranged from -5.0% to 35.4%, -9.3% to 30.0% and -5.8% to 32.2% for the preceding trading day and the volume weighted average price for the preceding 15 and 30 trading day periods, respectively.
Size and Valuation Multiple Observations.   Houlihan Lokey compiled data with regard to 46 public, U.S. upstream oil & gas companies with research analyst estimates for 2022 EBITDA and enterprise value in excess of $500 million, excluding minerals-focused companies as of August 1, 2021, which multiples ranged from 2.43x to 3.82x for the 25th to 75th percentile of the smallest quintile (with a median of 3.22x) to 4.26x to 4.75x for the 25th to 75th percentile of the largest quintile (with a median of 4.54x).
Miscellaneous
Houlihan Lokey was engaged by Vine to provide an opinion to the Vine board as to the fairness, from a financial point of view, to the holders of Vine Class A common stock (other than the Excluded Persons) of the merger consideration. Vine engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to render financial opinions in connection with mergers, acquisitions, divestitures, leveraged buyouts, and for other purposes. Pursuant to its engagement by Vine, Houlihan Lokey is entitled to an aggregate fee of $3,000,000 for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter, a portion of which became payable upon the delivery of Houlihan Lokey’s opinion and the balance of which becomes payable upon the consummation or termination of the merger. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the merger. Vine has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or related to Houlihan Lokey’s engagement.
In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Vine, Chesapeake, or any other party that may be involved in the proposed transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the proposed transaction.
Houlihan Lokey has in the past provided financial advisory services to certain lenders of Chesapeake in connection with Chesapeake’s chapter 11 restructuring, which was completed in February 2021, and Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to Blackstone, or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Blackstone (collectively, with Blackstone, the “Blackstone Group”), for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, (i) having acted as financial advisor to an affiliate of Blackstone as a lender to One Call Corp. in connection with a recapitalization transaction, which was completed in October 2019, and (ii) having acted as financial advisor to Stearns Holdings, LLC, then a member of the Blackstone Group, in connection with its sale transaction, which closed in March 2021. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Vine, Chesapeake, members of the Blackstone Group, other participants in the merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Blackstone, other participants in the merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Blackstone Group, other participants in the merger or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Vine, Chesapeake, members of the Blackstone Group, other participants in the merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
Certain Vine Unaudited Forecasted Financial Information
Vine does not as a matter of course make public future sales, earnings, or other results. However, in connection with its evaluation of the merger, certain non-public unaudited internal financial forecasts with respect to Vine covering multiple years on a standalone basis were prepared by Vine’s management and were based upon the internal financial model that Vine has historically used in connection with strategic planning. Certain of these forecasts were provided to the Vine board and to Chesapeake in connection with their evaluations of the merger and were also provided to Vine’s financial advisors, including in connection with Houlihan Lokey’s financial analyses and opinion as described in the section entitled “ —  Opinion of Vine’s Financial Advisor” beginning on page 59 and to J.P. Morgan, Chesapeake’s financial advisor.
The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Vine’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of Vine management’s knowledge and belief, the expected course of action and the expected future financial performance of Vine. However, this information is not fact and should not be relied upon as necessarily indicative of actual future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.
Neither Vine’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.
The summary of the unaudited forecasted financial and operating information presented below is not included in this proxy statement/prospectus to influence your decision whether to vote for or against the merger proposal, but are included because these forecasts were made available to the Vine board, Chesapeake and Vine’s and Chesapeake’s respective financial advisors. The Vine forecasted financial information was prepared by and is the responsibility of Vine management.
The inclusion of this information should not be regarded as an indication that the Vine board, Vine (or any of its affiliates, officers, directors, advisors or other representatives) or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.
This information was prepared solely for internal use and is subjective in many respects. While presented with numerical specificity, the unaudited forecasted financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Vine’s management, including, among others, Vine’s future results, oil and gas industry activity, commodity prices, demand for crude oil and natural gas, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, natural gas takeaway capacity and the availability of services in the areas in which Vine operates, general economic and regulatory conditions and other matters described in the sections entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information,” beginning on pages 18, 32, and 148, respectively. The unaudited forecasted financial and operating information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Vine can give no assurance that the unaudited forecasted financial and operating information and the underlying estimates and assumptions will be realized or that actual results will not be significantly higher or lower than forecasted. As a result, the Vine forecasted financial information summarized in this proxy statement/prospectus should not be relied on as necessarily predictive of actual future events. In addition, since the unaudited forecasted financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited forecasted financial and operating information to not be realized include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section of this proxy statement/prospectus titled “Risk Factors” beginning on page 18. See also “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 32 and 148, respectively.
Certain of the measures included in this unaudited forecasted financial information are non-GAAP financial measures, including, but not limited to, Adjusted EBITDA and Adjusted Free Cash Flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Vine are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies.
Furthermore, the unaudited forecasted financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Vine can give no assurance that, had the unaudited forecasted financial and operating information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Vine does not intend to, and disclaims any obligation to, make publicly available any update or other revision to the unaudited forecasted financial and operating information to reflect circumstances existing since its preparation or to reflect the occurrence of events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions. The unaudited forecasted financial and operating information does not take into account possible financial and other effects on Vine of the merger, the effect on Vine of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited forecasted financial and operating information does not take into account the effect on Vine of any possible failure of the merger to occur. None of Vine or its affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Vine stockholder or Chesapeake shareholder or other person regarding Vine’s or Chesapeake’s ultimate performance compared to the information contained in the unaudited forecasted financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited forecasted financial and operating information herein should not be deemed an admission or representation by Vine or any other person that it is viewed as material information of Vine, particularly in light of the inherent risks and uncertainties associated with such forecasts.
In light of the foregoing, and considering that the special meeting will be held several months after the unaudited forecasted financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Vine stockholders are cautioned not to place undue reliance on such information, and Vine urges all Vine stockholders to review Vine’s most recent SEC filings for a description of Vine’s reported financial results. See the section entitled “Where You Can Find More Information” beginning on page 148.
Vine’s Assumptions
The information described below in the section entitled “— Vine Unaudited Forecasted Financial Information” was based on various assumptions, including, but not limited to, using the NYMEX Strip Pricing as of July 22, 2021 through 2025 for the commodity price assumptions.
	NYMEX Strip Pricing(1)
	2021E	2022E	2023E	2024E	2025E
Natural Gas ($/MMBtu)	$3.36	$3.39	$2.88	$2.75	$2.75

(1)
The table represents Vine’s commodity pricing assumptions, which reflect actual NYMEX Strip Pricing through and as of July 22, 2021 and NYMEX forward prices available as of July 22, 2021 for the remainder of 2021 through 2025.

The Vine Unaudited Forecasted Financial Information also reflects assumptions regarding the continuing nature of ordinary course operations that may be subject to change.
Vine Unaudited Forecasted Financial Information
The following table sets forth certain summarized unaudited prospective financial and operating information with respect to Vine for the fiscal years 2021 through 2025 on a standalone basis prepared by Vine management, which was based on price assumptions for natural gas pricing based on NYMEX Strip Pricing as of July 22, 2021 described above.
	Vine Standalone Financial Projection(1) For the Year Ended December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E
Net Gas Production (MMcf/d)	998	1,009	1,068	1,077	1,139
Adjusted EBITDA(2)	$615	$683	$694	$683	$730
Operating Cash Flow(3)	$503	$567	$577	$565	$588
Adjusted Free Cash Flow(4)	$162	$200	$217	$208	$269

(1)
The information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Vine special meeting will be held several months after such information was prepared, as well as the uncertainties inherent in any forecasted information, Vine stockholders are cautioned not to place undue reliance on such information.

(2)
Adjusted EBITDA (a non-GAAP measure) is defined as earnings before interest, income taxes,

depreciation, depletion and amortization (EBITDA), adjusted to exclude changes in fair value of unrealized derivative contracts, gains and losses from asset sales, impairment, gains or losses from early extinguishment of debt and certain other items.
(3)
Operating Cash Flow (a non-GAAP measure) is defined as Adjusted EBITDA, less cash interest and cash income tax.

(4)
Adjusted Free Cash Flow (a non-GAAP measure) is defined as Operating Cash Flow, less cash capital expenditures.

Assumptions with respect to Chesapeake
The information described below in the section entitled “— Forecasted Financial Information with respect to Chesapeake” was based on various assumptions for natural gas pricing based on NYMEX Strip Pricing as of July 22, 2021 through 2025.
	NYMEX Strip Pricing(1)
	2021E	2022E	2023E	2024E	2025E
Natural Gas ($/MMBtu)	$3.36	$3.39	$2.88	$2.75	$2.75

(1)
The table represents Vine’s commodity pricing assumptions, which reflect actual NYMEX Strip Pricing through and as of July 22, 2021 and NYMEX forward prices available as of July 22, 2021 for the remainder of 2021 through 2025.

Forecasted Financial Information with respect to Chesapeake
The following table sets forth certain summarized unaudited prospective financial and operating information with respect to Chesapeake for the fiscal years 2021 through 2025 on a standalone basis. This information reflects forecasts prepared by Chesapeake management (the “Original CHK Forecasts”) and adjusted by Vine management to reflect (i) instead of the pricing assumptions provided by Chesapeake management, the pricing assumptions used by Vine management, which are based on price assumptions for natural gas and crude oil pricing based on NYMEX Strip Pricing as of July 22, 2021 through 2025, and (ii) a 10% reduction to the type curves for certain Chesapeake acreage (such resulting forecasts, the “Adjusted CHK Forecasts”).
	Chesapeake Standalone Financial Projection(1) For the Year Ended December 31,
($ in millions)	2021E	2022E	2023E	2024E	2025E
Net Gas Production Equivalent (MMcfe/d)	2,624	2,678	2,652	2,552	2,544
Adjusted EBITDA(2)	$1,769	$2,070	$2,074	$1,910	$1,854
Operating Cash Flow(3)	$1,691	$1,996	$1,994	$1,803	$1,717
Adjusted Free Cash Flow(4)	$990	$897	$1,042	$737	$801

(1)
The information set forth in this table does not take into account any circumstances or events occurring after the date it was prepared. Given that the Vine special meeting will be held several months after such information was prepared, as well as the uncertainties inherent in any forecasted information, Vine stockholders and Chesapeake shareholders are cautioned not to place undue reliance on such information.

(2)
Adjusted EBITDA (a non-GAAP measure) is defined as earnings before interest, income taxes, depreciation, depletion and amortization, adjusted to exclude changes in fair value of derivative contracts, gains and losses from asset sales, impairment, gains or losses from early extinguishment of debt and certain other items.

(3)
Operating Cash Flow (a non-GAAP measure) is defined as Adjusted EBITDA, less cash interest and cash income tax.

(4)
Adjusted Free Cash Flow (a non-GAAP measure) is defined as Operating Cash Flow, less cash capital expenditures.

Certain Additional Information regarding Forecasted Financial Information with respect to Chesapeake
Chesapeake does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates.
The inclusion of any unaudited forecasted financial and operating information regarding Chesapeake in this proxy statement/prospectus is not intended to influence your decision whether to vote for or against the merger proposal, but are included because these forecasts were made available to the Vine board and Houlihan Lokey.
The delivery to Vine of the Original CHK Forecasts and the inclusion of the Adjusted CHK Forecasts in this proxy statement/prospectus should not be regarded as an indication that the Chesapeake board, Chesapeake, the Vine board or Vine (or any of their respective affiliates, officers, directors, advisors or other representatives) or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.
The Original CHK Forecasts and the Adjusted CHK Forecasts were prepared solely for use as described above and are subjective in many respects. While presented with numerical specificity, the unaudited forecasted financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Chesapeake’s management, including, among others, the matters described above preceding the presentation of Vine Forecasted Financial Information and other matters described in the sections entitled “Risk Factors.” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 18, 32 and 148, respectively. The Original CHK Forecasts and the Adjusted CHK Forecasts reflect both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Neither Chesapeake nor Vine can give any assurance that the Original CHK Forecasts or the Adjusted CHK Forecasts and the underlying estimates and assumptions will be realized or that actual results will not be significantly higher or lower than forecasted. As a result, neither the Original CHK Forecasts nor the Adjusted CHK Forecasts in this proxy statement/prospectus should be relied on as necessarily predictive of actual future events. In addition, since the Original CHK Forecasts and the Adjusted CHK Forecasts cover multiple years, such information by its nature becomes less predictive with each successive year. This information constitutes “forward-looking statements” and actual results may differ materially and adversely from those projected. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the Original CHK Forecasts and the Adjusted CHK Forecasts not be realized include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section of this proxy statement/prospectus titled “Risk Factors” beginning on page 18. See also “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information” beginning on pages 32 and 148, respectively.
The Chesapeake forecasted financial information included in this document, the Original CHK Forecasts and the Adjusted CHK Forecasts were not prepared with a view toward compliance with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of forecasted financial information. The Original CHK Forecasts have been prepared by and are the responsibility of Chesapeake management. The Chesapeake forecasted financial information and the Adjusted CHK Forecasts have been prepared by Vine management based on the Original CHK Forecasts, and such Adjusted CHK Forecasts are the responsibility of Vine management. Neither PricewaterhouseCoopers LLP nor Deloitte & Touche LLP has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Chesapeake forecasted financial information, the Original CHK Forecasts or the Adjusted CHK Forecasts and, accordingly, neither PricewaterhouseCoopers LLP nor Deloitte & Touche LLP has expressed an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference into this proxy statement/prospectus and the Deloitte & Touche LLP report attached to this proxy statement/prospectus relate to Chesapeake’s and Vine’s, respectively, previously issued financial statements. Those reports do not extend to the Chesapeake forecasted financial information, the Original CHK Forecasts and the Adjusted CHK Forecasts and should not be read to do so.
Certain of the measures included in the Original CHK Forecasts and the Adjusted CHK Forecasts are non-GAAP financial measures, including, but not limited to, Adjusted EBITDA and Adjusted Free Cash Flow. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Chesapeake are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies.
Furthermore, the Original CHK Forecasts and the Adjusted CHK Forecasts do not take into account any circumstances or events occurring after the dates on which they were prepared. Neither Vine nor Chesapeake can give any assurance that, had Original CHK Forecasts or the Adjusted CHK Forecasts been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, neither Vine nor Chesapeake intends to, and each disclaims any obligation to, make publicly available any update or other revision to the Original CHK Forecasts and the Adjusted CHK Forecasts to reflect circumstances existing since its preparation or to reflect the occurrence of events, even in the event that any or all of the underlying assumptions are shown to be inappropriate, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions. None of Chesapeake, Vine or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Vine stockholder or Chesapeake shareholder or other person regarding Vine’s or Chesapeake’s ultimate performance compared to the information contained in the Original CHK Forecasts and the Adjusted CHK Forecasts or that the forecasted results will be achieved. The delivery of the Original CHK Forecasts to Vine and the inclusion of the Adjusted CHK Forecasts in this proxy statement prospectus should not be deemed an admission or representation by Chesapeake or any other person that it is viewed as material information of Chesapeake, particularly in light of the inherent risks and uncertainties associated with such forecasts.
In light of the foregoing, and considering that the Vine special meeting will be held several months after the unaudited forecasted financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, stockholders are cautioned not to place undue reliance on such information, and Chesapeake urges all stockholders to review Chesapeake’s most recent SEC filings for a description of Chesapeake’s reported financial results. See the section entitled “Where You Can Find More Information” beginning on page 148.
NEITHER CHESAPEAKE NOR VINE INTENDS TO UPDATE OR OTHERWISE REVISE THE ABOVE ADJUSTED CHK FORECASTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH ADJUSTED CHK FORECASTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.
Regulatory Approvals
The completion of the merger is subject to the receipt of antitrust clearance in the United States. Under the HSR Act and the rules promulgated thereunder, the merger may not be completed until notification and report forms have been filed with the United States Federal Trade Commission (“FTC”) and the Antitrust Division of the United States Department of Justice (“Antitrust Division”), and the applicable waiting period (or any extensions of such waiting period) has expired or been terminated. For additional information regarding regulatory approvals in connection with the merger, see the section entitled “The Merger Agreement — HSR and Other Regulatory Approvals” beginning on page 101.

On August 24, 2021, Chesapeake and Vine filed their respective notification and report forms with the FTC and Antitrust Division. The statutory waiting period applicable to the merger under the HSR Act automatically expires on September 23, 2021 at 11:59 p.m. Eastern Time, unless it is terminated early or extended by a request for additional information and documentary material. Neither Chesapeake nor Vine is aware of any material governmental approvals or actions that are required for completion of the merger other than as described above. It is presently contemplated that if any such additional material governmental approvals or actions are required, those approvals or actions will be sought.
At any time after the expiration or termination of the statutory waiting period under the HSR Act, the Antitrust Division or the FTC may take action under the antitrust laws, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger or to rescind the merger or permitting completion subject to regulatory conditions. There can be no assurance that regulatory authorities will not impose conditions on the completion of the merger or require changes to the terms of the transaction. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.
Board of Directors and Management of Chesapeake Following Completion of the Merger
Upon closing of the merger, the Chesapeake board of directors and executive officers will remain unchanged. Additionally, Chesapeake will continue to be headquartered in Oklahoma City, Oklahoma.
Listing of Chesapeake Shares; Delisting and Deregistration of Vine Shares
Prior to the completion of the merger, Chesapeake has agreed to take all necessary action to cause the shares of Chesapeake common stock to be issued in connection with the merger to be approved for listing on the Nasdaq Global Select Market or such other Nasdaq market on which shares of Chesapeake common stock are then listed, subject to official notice of issuance. The listing on such Nasdaq market of the shares of Chesapeake common stock to be issued in connection with the merger is also a condition to completion of the merger.
Vine will cooperate with Chesapeake and use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable on its part under applicable law and the rules and policies of the NYSE to enable the delisting of Vine Class A common stock from the NYSE and the deregistration of Vine Class A common stock under the Exchange Act as promptly as practicable after the closing date (and not more than ten days after the closing date).
If the merger is completed, the shares of Chesapeake common stock to be issued in the merger will be listed for trading on the Nasdaq Global Select Market or such other Nasdaq market on which shares of Chesapeake common stock are then listed, shares of Vine Class A common stock will be delisted from the NYSE and deregistered under the Exchange Act, and Vine will no longer be required to file periodic reports with the SEC pursuant to the Exchange Act.
Accounting Treatment of the Merger
Chesapeake prepares its financial statements in accordance with GAAP. The accounting guidance for business combinations requires the use of the acquisition method of accounting for the merger, which requires the determination of the acquirer, the purchase price, the acquisition date, the fair value of assets and liabilities of the acquiree and the measurement of goodwill. Chesapeake will be treated as the acquirer for accounting purposes.
Appraisal Rights
Under Delaware law, holders of Vine common stock that have not otherwise waived appraisal rights have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of

Vine common stock as determined by the Delaware Court of Chancery, together with interest, if any, as determined by the court, in lieu of the consideration Vine stockholders would otherwise be entitled to pursuant to the merger agreement if they follow the procedures set forth in Section 262 of the DGCL. These rights are known as appraisal rights.
Vine stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their rights. Strict compliance with the statutory procedures is required to perfect appraisal rights under Delaware law.
The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a Vine stockholder in order to dissent from the merger and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which appears in Annex D hereto. Failure to precisely follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of appraisal rights. All references in this summary to a “stockholder” are to the record holder of shares of Vine common stock unless otherwise indicated. Only a holder of record of shares of common stock is entitled to demand appraisal rights for the shares registered in that holder’s name. A person having a beneficial interest in shares of common stock held of record in the name of another person, such as a bank, broker or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. If you hold your shares of Vine common stock through a bank, broker or other nominee and you wish to exercise appraisal rights, you should consult with your bank, broker or the other nominee.
Section 262 of the DGCL requires that stockholders for whom appraisal rights are available be notified not less than 20 days before the stockholders’ meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes notice to Vine stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262 and a copy of Section 262 is attached hereto as Annex D. If a Vine stockholder wishes to consider exercising appraisal rights, such stockholder should carefully review the text of Section 262 contained in Annex D hereto because failure to timely and properly comply with the requirements of Section 262 will result in the loss of appraisal rights under Delaware law.
If you are a record holder of shares of Vine common stock and wish to elect to demand appraisal of your shares, you must satisfy each of the following conditions:
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You must deliver to Vine a written demand for appraisal of your shares before the vote with respect to the merger proposal is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger proposal. Voting against or failing to vote for the adoption and approval of the merger proposal by itself does not constitute a demand for appraisal within the meaning of Section 262 of the DGCL.

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You must not vote in favor of, or consent in writing to, the adoption and approval of the merger proposal. A vote in favor of the adoption and approval of the merger proposal, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. A proxy which does not contain voting instructions will, unless revoked, be voted in accordance with the Vine board recommendation, which recommendation, to the extent not changed before the Vine special meeting is FOR the merger proposal. Therefore, a Vine stockholder who votes by proxy and who wishes to exercise appraisal rights must affirmatively vote against the merger proposal or abstain from voting on the merger agreement and the merger.

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You must continue to hold your shares of Vine common stock through the effective date of the merger. Therefore, a stockholder who is the record holder of shares of Vine common stock on the date the written demand for appraisal is made but who thereafter transfers such shares prior to the effective date of the merger will lose any right to appraisal with respect to such shares.

If you fail to comply with any of these conditions and the merger is completed, you will be entitled to receive the merger consideration (subject to your continued ownership of the Vine common stock as of the consummation of the merger), but you will have no appraisal rights with respect to your shares of Vine common stock. All demands for appraisal should be addressed to Vine Energy Inc., 5800 Granite Parkway, Suite 550, Plano, Texas 75024, Attention: Corporate Secretary, and must be delivered before the vote on the merger proposal is taken at the Vine special meeting and should be executed by, or on behalf of, the record holder of the shares of Vine common stock. The demand must reasonably inform Vine of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares of Vine common stock.
To be effective, a demand for appraisal by a holder of Vine common stock must be made by, or in the name of, such registered stockholder, fully and correctly, as the stockholder’s name appears on his, her or its Vine stock certificate(s) or Vine book-entry shares. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Vine. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.
If a Vine stockholder holds shares of Vine common stock in a brokerage account or in other nominee form and wishes to exercise appraisal rights, such stockholder should consult with his, her or its broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.
Within ten days after the effective time, the surviving corporation must give written notice that the merger has become effective to each former Vine stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger proposal. Within 120 days after the effective date of the merger, any stockholder who has complied with Section 262 of the DGCL will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger proposal and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of Vine common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the surviving corporation the statement described in the previous sentence. Such written statement will be given to the requesting Vine stockholder within ten days after such written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any Vine stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all Vine stockholders entitled to appraisal. A person who is the beneficial owner of shares of Vine common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a Vine stockholder, service of a copy of such petition will be made upon the surviving corporation. The surviving corporation has no obligation to file such a petition in the event there are dissenting Vine stockholders. Accordingly, the failure of a Vine stockholder to file such a petition within the period specified could nullify the Vine stockholder’s previously written demand for appraisal. There is no present intent on the part of Vine to file an appraisal petition, and Vine stockholders seeking to exercise appraisal rights should not assume that Vine will file such a petition or that Vine will initiate any negotiations with respect to the fair value of such shares. Accordingly, Vine stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

If a petition for appraisal is duly filed by a Vine stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all Vine stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those Vine stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the Vine stockholders who have demanded appraisal for their shares and who hold stock represented by certificates to submit their Vine stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Vine stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Additionally, after an appraisal petition has been filed, the Delaware Court of Chancery will dismiss appraisal proceedings as to all Vine stockholders who asserted appraisal rights unless (a) the total number of shares for which appraisal rights have been pursued and perfected exceeds 1% of the outstanding shares of Vine’s common stock as measured in accordance with subsection (g) of Section 262 of the DGCL or (b) the value of the merger consideration in respect of such shares exceeds $1 million. After determination of the Vine stockholders entitled to appraisal of their shares of Vine Class A common stock, the Delaware Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, Vine may pay to each stockholder entitled to appraisal an amount in cash, in which case interest will accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, to the Vine stockholders entitled to receive the same, upon surrender by such holders of the Vine stock certificates representing those shares or of any applicable Vine book-entry shares.
In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation.
Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”
Vine stockholders should be aware that the fair value of shares of Vine common stock as determined under Section 262 of the DGCL could be more than, the same as, or less than the value that such Vine stockholder is entitled to receive under the terms of the merger agreement and that an opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to, and may not in any manner address, fair value under Section 262 of the DGCL.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the Vine stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a Vine stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any Vine stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any Vine stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the Vine stockholder delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger either within 60 days after the effective time or thereafter with the written consent of the surviving corporation, then the right of that Vine stockholder to appraisal will cease and that Vine stockholder will be entitled to receive the merger consideration. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Vine stockholder without the prior approval of the Court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any Vine stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will maintain the right to withdraw its demand for appraisal and to accept the merger consideration that such holder would have received pursuant to the merger agreement within 60 days after the effective date of the merger.
Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL may result in the loss of a Vine stockholder’s statutory appraisal rights. In view of the complexity of Section 262 of the DGCL, Vine stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT
This section describes the material terms of the merger agreement, which was executed on August 10, 2021. The description of the merger agreement in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and is incorporated by reference herein in its entirety. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary are included solely to provide you with information regarding the terms of the merger agreement. Factual disclosures about Chesapeake, Vine or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or in Chesapeake’s or Vine’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Chesapeake or Vine, as applicable, contained in the merger agreement. The representations, warranties and covenants made in the merger agreement by Chesapeake, Vine, Merger Sub Inc. and Merger Sub LLC (Merger Sub Inc. and Merger Sub LLC together, the “Merger Subs”) were made solely for the purposes of the merger agreement and as of specific dates and were qualified and subject to important limitations agreed to by Chesapeake, Vine and the Merger Subs in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to complete the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by the matters contained in the respective disclosure letters that Chesapeake and Vine delivered to each other in connection with the merger agreement, which disclosures were not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/ prospectus, may have changed since August 10, 2021. You should not rely on the merger agreement representations, warranties, covenants or any descriptions thereof as characterizations of the actual state of facts of Chesapeake, Vine and the Merger Subs or any of their respective subsidiaries or affiliates.
The Merger
Upon the terms and subject to the conditions of the merger agreement, at the effective time of the First Merger, Merger Sub Inc. will be merged with and into Vine in accordance with the DGCL. As a result of the First Merger, the separate existence of Merger Sub Inc. will cease and Vine will continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the “surviving corporation”).
At the effective time of the First Merger, the First Merger will have the effects set forth in the merger agreement and the applicable provisions of the DGCL and all the property, rights, privileges, powers and franchises of each of Vine and Merger Sub Inc. will vest in the surviving corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of Vine and Merger Sub Inc. will become the debts, liabilities, obligations, restrictions, disabilities and duties of the surviving corporation.
Upon the terms and subject to the conditions of the merger agreement, immediately after the First Merger, at the effective time of the Second Merger, the surviving corporation will be merged with and into Merger Sub LLC in accordance with the DGCL. As a result of the Second Merger, the separate existence of the surviving corporation will cease and Merger Sub LLC will continue its existence under the laws of the State of Delaware as the surviving company (in such capacity, the “surviving company”).

At the effective time of the Second Merger, the Second Merger will have the effects set forth in the merger agreement and the applicable provisions of the DGCL and all the property, rights, privileges, powers and franchises of each of the surviving corporation and Merger Sub LLC will vest in the surviving company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the surviving corporation and Merger Sub LLC will become the debts, liabilities, obligations, restrictions, disabilities and duties of the surviving corporation.
Closing
Unless otherwise mutually agreed to in writing between Chesapeake and Vine, the completion of the merger will take place at 9:00 a.m. central time on the date that is three business days immediately following the satisfaction or waiver of the conditions to the completion of the merger (other than any such conditions that by their nature cannot be satisfied until the closing date, which will be required to be so satisfied or (to the extent permitted by applicable law) waived in accordance with the merger agreement on the closing date). For more information on the conditions to the completion of the merger, please see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 106. The date on which the completion of the merger occurs is referred to herein as the “closing date.”
As soon as practicable on the closing date, certificates of merger prepared and executed in accordance with the relevant provisions of the DGCL will be filed with the Office of the Secretary of State of the State of Delaware and the merger will become effective upon the filing and acceptance of such certificates of merger with the Office of the Secretary of State of the State of Delaware, or at such later time as agreed in writing by Chesapeake and Vine and specified in such certificates of merger.
Organizational Documents; Directors and Officers
At the effective time of the First Merger, the certificate of incorporation of Vine in effect immediately prior to the effective time of the First Merger will be the certificate of incorporation of the surviving corporation, until duly amended, as provided therein and in accordance with the provisions of the merger agreement or by applicable law.
At the effective time of the Second Merger, the certificate of formation and limited liability company agreement of Merger Sub LLC in effect immediately prior to the effective time of the Second Merger will be the certificate of formation and limited liability company agreement, respectively, of the surviving company, until duly amended, as provided therein and in accordance with the provisions of the merger agreement or by applicable law.
Upon the completion of the merger, the current directors and executive officers of each of Chesapeake and Vine are expected to continue in their current positions, other than as may be publicly announced by Chesapeake or Vine, respectively, in the normal course.
Effect of the Merger on Capital Stock; Merger Consideration
At the effective time of the First Merger, by virtue of the First Merger and without any action on the part of Chesapeake, Merger Sub Inc., Vine or any holder of any securities of Chesapeake, Merger Sub Inc. or Vine, each share of Vine Class A common stock issued and outstanding immediately prior to the effective time of the First Merger (excluding any excluded shares (as such term is defined below), any unvested Vine restricted stock awards and any Vine appraisal shares) will be converted into the right to receive from Chesapeake the following consideration (collectively, the “merger consideration”): (A) $1.20 in cash, without interest (the “cash consideration”), and (B) that number of fully-paid and nonassessable shares of Chesapeake common stock equal to the exchange ratio. The “exchange ratio” means 0.2486.
All such shares of Vine Class A common stock, when so converted in accordance with the terms of the merger agreement, will cease to be outstanding and will automatically be canceled and cease to exist. Each holder of a share of Vine Class A common stock that was outstanding immediately prior to the effective time of the First Merger (excluding any excluded shares, any unvested Vine restricted stock awards and any Vine appraisal shares) will cease to have any rights with respect thereto, except the right to receive the merger consideration, any dividends or other distributions paid with respect to the portion of the merger consideration that consists of Chesapeake common stock following the effective time and any cash to be paid in lieu of any fractional shares of Chesapeake common stock.
All shares of Vine common stock held by Vine as treasury shares or by Chesapeake or the Merger Subs immediately prior to the effective time of the First Merger and, in each case, not held on behalf of third parties (collectively, the “excluded shares”) will automatically be canceled and cease to exist as of the effective time of the First Merger, and no consideration will be delivered in exchange for excluded shares.
In the event of any change in the number of shares of Vine Class A common stock or Chesapeake common stock or securities convertible or exchangeable into or exercisable for shares of Vine Class A common stock or Chesapeake common stock (in each case issued and outstanding after August 10, 2021 and before the effective time of the First Merger) by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the exchange ratio will be equitably adjusted to reflect the effect of such change.
Treatment of Vine Equity Awards in the Merger
At the effective time, each Vine restricted stock unit award that is not accelerated by its terms by reason of the merger shall be cancelled and converted into a number of Chesapeake restricted stock unit awards equal to the product of (i) the total number of shares of Vine common stock subject to such Vine restricted stock unit award immediately prior to the effective time multiplied by (ii) the sum of (A) the exchange ratio plus (B) a fraction, (x) the numerator of which is the cash consideration and (y) the denominator of which is the closing price per share on the Nasdaq Global Select Market of Chesapeake common stock on the last day of trading date prior to the closing date, rounded to the nearest whole share. Following the effective time, the Chesapeake restricted stock units will be subject to substantially the same terms and conditions that were applicable to Vine restricted stock unit awards immediately prior to the effective time, except that any performance-based vesting condition will be treated as having been attained based on target performance, so that such Chesapeake restricted stock unit award will remain solely subject to the time-based vesting requirements in effect for the Vine restricted stock unit awards immediately prior to the effective time.
At the effective time, each outstanding Vine restricted stock unit award granted pursuant to the Vine Stock Plan prior to August 10, 2021 and that fully vests at the effective time or as a result of a termination of employment at or immediately after the effective time, in either case pursuant to its terms as in effect as of August 10, 2021, shall fully vest and be converted into the right to receive the merger consideration (net of applicable withholding taxes) in respect of each share of Vine common stock subject to such Vine restricted stock unit award immediately prior to the effective time.
Payment for Securities; Exchange
Prior to the closing, Chesapeake has agreed to enter into an agreement with Chesapeake’s or Vine’s transfer agent to act as agent for the holders of Vine common stock in connection with the First Merger (the “exchange agent”). On the closing date and prior to the filing of the certificate of First Merger, Chesapeake has agreed to deposit with the exchange agent, for the benefit of the holders of eligible shares of Vine common stock, the number of shares of Chesapeake common stock issuable as merger consideration pursuant to the merger agreement and sufficient cash to make delivery of the cash consideration and any payments in lieu of fractional shares. Chesapeake has also agreed to make available to the exchange agent, from time to time as needed, cash sufficient to pay certain dividends and other distributions on shares of Chesapeake common stock issuable as merger consideration. Chesapeake or the surviving company will pay all charges and expenses, including those of the exchange agent, in connection with the exchange of shares pursuant to the merger agreement.
Certificates
As soon as practicable after the effective time of the merger, Chesapeake has agreed to cause the exchange agent to deliver to each record holder of Vine common stock represented by a certificate, as of immediately prior to the effective time of the merger, a letter of transmittal and instructions for use in effecting the surrender of Vine common stock certificates for payment of the merger consideration. Upon surrender to the exchange agent of a Vine common stock certificate, together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the exchange agent, the holder of such Vine common stock certificate will be entitled to receive in exchange therefor (A) one or more shares of Chesapeake common stock (which will be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Chesapeake common stock, if any, that such holder has the right to receive pursuant to the merger agreement (after taking into account all eligible shares of Vine common stock then held by such holder) and (B) a check or wire transfer in an aggregate amount equal to the cash consideration, if any, that such holder has the right to receive pursuant to the merger agreement, plus the cash payable in lieu of any fractional shares of Chesapeake common stock and dividends and other distributions on the shares of Chesapeake common stock issuable as merger consideration, subject to applicable provisions of the merger agreement.
Non-DTC Book-Entry Shares
As soon as practicable after the effective time, Chesapeake has agreed to cause the exchange agent to deliver to each record holder, as of immediately prior to the effective time, of Vine book-entry shares not held through DTC, (A) a statement reflecting the number of shares of Chesapeake common stock (which will be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Chesapeake common stock, if any, that such holder has the right to receive pursuant to the merger agreement (after taking into account all eligible shares of Vine common stock held by such holder immediately prior to the effective time) and (B) a check or wire transfer in an aggregate amount equal to the cash consideration, if any, that such holder has the right to receive pursuant to the merger agreement (after taking into account all eligible shares of Vine common stock held by such holder immediately prior to the effective time), plus the cash payable in lieu of any fractional shares of Chesapeake common stock and dividends and other distributions on the shares of Chesapeake common stock issuable as merger consideration to which such holder is entitled, subject to applicable provisions of the merger agreement.
DTC Book-Entry Shares
With respect to Vine book-entry shares held through DTC, Chesapeake and Vine have agreed to cooperate to establish procedures with the exchange agent and DTC to ensure the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the closing date, upon surrender of eligible shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the merger consideration, the cash to be paid in lieu of any fractional shares of Chesapeake common stock and any dividends and other distributions on the shares of Chesapeake common stock issuable as merger consideration (as subject to applicable provisions of the merger agreement), in each case, that DTC has the right to receive pursuant to the merger agreement.
No Interest
No interest will be paid or accrued on the merger consideration or any other amount payable in respect of any shares of Vine common stock eligible to receive the merger consideration pursuant to the merger agreement.
Termination of Rights
All merger consideration (including any dividends and other distributions on the shares of Chesapeake common stock issuable as merger consideration and any cash payable in lieu of fractional shares of Chesapeake common stock) paid upon the surrender of and in exchange for eligible shares of Vine common stock will be deemed to have been paid in full satisfaction of all rights pertaining to such Vine common stock. At the effective time, the stock transfer books of the surviving corporation will be closed immediately with respect to shares outstanding prior to the effective time, and there will be no further registration of transfers on the stock transfer books of the surviving corporation of the shares of Vine common stock that were outstanding immediately prior to the effective time of the merger.
No Liability
None of the surviving corporation, the surviving company, Chesapeake, the Merger Subs, Holdings or the exchange agent will be liable to any holder of Vine common stock for any amount of merger consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat, or similar law.

Lost, Stolen, or Destroyed Certificates
If any Vine common stock certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Vine common stock certificate to be lost, stolen or destroyed and, if reasonably required by Chesapeake or the surviving company, the posting by such person of a bond in such reasonable amount as the surviving company may direct as indemnity against any claim that may be made against it with respect to such certificate, the exchange agent will issue in exchange for such lost, stolen or destroyed Vine common stock certificate the merger consideration payable in respect of the eligible share of Vine common stock formerly represented by such certificate, any cash payable in lieu of fractional shares of Chesapeake common stock to which the holder thereof is entitled and any dividends and other distributions on the shares of Chesapeake common stock issuable as merger consideration to which the holder thereof is entitled.
Dividends or Other Distributions with Respect to Unexchanged Shares of Chesapeake Common Stock
No dividends or other distributions declared or made with respect to shares of Chesapeake common stock with a record date after the effective time shall be paid to the holder of any eligible shares of Vine common stock immediately prior to the effective time represented by an unsurrendered certificate with respect to the whole shares of Chesapeake common stock that such holder would be entitled to receive upon surrender of such certificate and no cash payment in lieu of fractional shares of Chesapeake common stock shall be paid to any such holder, in each case until such holder shall surrender such certificate in accordance with the terms of the merger agreement. Following surrender of any such certificate (together with the letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the exchange agent), there shall be paid to such holder of whole shares of Chesapeake common stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender (and delivery of such duly completed and validly executed letter of transmittal with such other customary documents), the amount of dividends or other distributions with a record date after the effective time theretofore paid with respect to such whole shares of Chesapeake common stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the effective time but prior to such surrender and delivery and a payment date subsequent to such surrender and delivery payable with respect to such whole shares of Chesapeake common stock. For purposes of dividends or other distributions in respect of shares of Chesapeake common stock, all whole shares of Chesapeake common stock to be issued pursuant to the First Merger shall be as if such whole shares of Chesapeake common stock were issued and outstanding as of the effective time.
No Fractional Shares of Chesapeake Common Stock
No fractional shares or certificates or scrip representing fractional shares of Chesapeake common stock will be issued upon the exchange of eligible shares of Vine common stock, no holder of eligible shares of Vine common stock immediately prior to the effective time shall have any right to vote or have any rights of a shareholder of Chesapeake or a holder of shares of Chesapeake common stock in respect of the fractional shares such holder would otherwise be entitled to receive. Each holder of shares of Vine common stock exchanged pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Chesapeake common stock (after taking into account all eligible shares of Vine common stock formerly represented by certificates and book-entry shares held by such holder immediately prior to the effective time) will receive, in lieu of such fractional shares of Chesapeake common stock, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Chesapeake common stock multiplied by (ii) the volume weighted average price of Chesapeake common stock for the five consecutive trading days ending immediately prior to the closing date as reported by Bloomberg, L.P.
Appraisal Rights
Vine stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy certain criteria and conditions set forth in Section 262 of the DGCL and have not otherwise waived appraisal rights. Vine common stock held by stockholders that do not vote for approval of the merger, do not validly waive appraisal rights and make a demand for appraisal in accordance with Delaware law will not be converted into the right to receive the merger consideration, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law. For additional information, see “The Merger — Appraisal Rights” beginning on page 76.
Withholding Taxes
Chesapeake, the Merger Subs, the surviving company and the exchange agent are entitled to deduct and withhold from any amounts otherwise payable to any Vine stockholder pursuant to the merger agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable law and will pay the amount deducted or withheld to the appropriate taxing authority in accordance with applicable law. Chesapeake, the Merger Subs, the surviving company and the exchange agent, as the case may be, have agreed to reasonably cooperate in good faith to minimize any such deduction or withholding. To the extent such amounts are so properly deducted or withheld and paid over to the relevant taxing authority by the exchange agent, the surviving company, the Merger Subs or Chesapeake, as the case may be, such deducted or withheld amounts will be treated for all purposes of the merger agreement as having been paid to the Vine stockholder to whom such amounts would have been paid absent such deduction or withholding by the exchange agent, the surviving company, the Merger Subs or Chesapeake, as the case may be.
Effect of the Second Merger on Capital Stock and LLC Interests
At the effective time of the Second Merger, by virtue of the Second Merger and without any action on the part of Chesapeake, the surviving corporation, the surviving company, or any holder of any securities of Chesapeake, the surviving corporation or the surviving company, (i) each share of capital stock of the surviving corporation issued and outstanding immediately prior to the effective time of the Second Merger (and, for the avoidance of doubt, after giving effect to the First Merger) shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor and (ii) each limited liability company interest in Merger Sub LLC outstanding immediately prior to the effective time of the Second Merger shall remain outstanding as an identical limited liability company interest in the surviving company and shall be unaffected by the Second Merger.
Representations and Warranties
The merger agreement contains customary and, in certain cases, reciprocal, representations and warranties by Vine, Holdings, Chesapeake and the Merger Subs that are subject, in some cases, to specified exceptions and qualifications contained in the merger agreement, in forms, reports, certifications, schedules, statements and documents filed with or furnished to the SEC by Vine or Chesapeake, as applicable, from December 31, 2020 and prior to August 10, 2021 or in the disclosure letters delivered by Vine and Chesapeake to each other in connection with the merger agreement. These representations and warranties relate to, among other things:
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organization, good standing and qualification to conduct business;

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capitalization, including regarding:

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the number of shares of common stock, preferred stock and/or other capital stock of Vine (or, as applicable, Chesapeake) issued, outstanding and/or reserved for issuance, and that such stock has been duly authorized and validly issued;

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the absence of options, warrants, pre-emptive rights and other rights giving any persons the right to acquire, or requiring Vine, Holdings or their subsidiaries (or, as applicable, Chesapeake and its subsidiaries) to sell, any securities of Vine or Holdings or their subsidiaries (or, as applicable, Chesapeake and its subsidiaries) or any securities convertible into or exchangeable or exercisable for, or giving any person a right to subscribe for or acquire, any such securities;

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the absence of obligations of each of Vine or Holdings or their subsidiaries (or, as applicable, Chesapeake and its subsidiaries) to redeem or otherwise acquire any securities of it or its affiliates or any securities convertible into or exchangeable or exercisable for, or giving any person a right to subscribe for or acquire, any such securities;

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the absence of securities that are convertible into or exchangeable or exercisable for, voting or equity securities of Vine or Holdings or their subsidiaries (or, as applicable, Chesapeake and its subsidiaries);

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the absence of any stockholders agreements, voting trusts or other agreements, other than disclosed agreements; and

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the absence of any interests in any material joint venture or, directly or indirectly, equity securities or other similar equity interests in any person or obligations, whether contingent or otherwise, to consummate any material additional investment in any person other than disclosed agreements;

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corporate authority and approval relating to the execution, delivery and performance of the merger agreement, including regarding the approval by the Vine board and Chesapeake board of the merger agreement and the transactions contemplated by the merger agreement;

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the absence of a default or adverse change in the rights or obligations under any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Vine, Holdings or any of their subsidiaries (or, as applicable, Chesapeake or any of Chesapeake’s subsidiaries) are a party or violation of Vine’s or Holdings’ (or, as applicable, Chesapeake’s) organizational documents as a result of entering into, delivering and performing under the merger agreement and consummating the merger;

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governmental filings, notices, reports, registrations, approvals, consents, ratifications, permits, permissions, waivers or expirations of waiting periods or authorizations required in connection with the execution, delivery and performance of the merger agreement and the completion of the merger;

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filings with the SEC since March 18, 2021 and the financial statements included therein;

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compliance with the applicable requirements under the Securities Act, the Exchange Act and the

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Sarbanes-Oxley Act 2002;

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preparation of financial statements in accordance with GAAP;

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establishment and maintenance of a system of internal controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the absence of any significant deficiency or material weakness in the design or operation of internal controls of financial reporting;

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the absence since March 18, 2021 of any material adverse effect (as defined below) with respect to Vine or Chesapeake, as applicable or any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Vine or Chesapeake, as applicable, or any of its subsidiaries, whether or not covered by insurance;

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the conduct of business in the ordinary course of business since March 18, 2021;

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the absence of certain undisclosed liabilities;

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accuracy of information provided for inclusion in this proxy statement/prospectus;

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certain consents and permissions of third parties required to conduct the business of Vine and its subsidiaries;

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compliance with applicable laws, including applicable anti-corruption and export-import laws, the absence of governmental investigations and the possession of and compliance with licenses and permits necessary for the conduct of business;

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labor matters;

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tax matters;

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the absence of certain legal proceedings, investigations and governmental orders against Vine or any of its affiliates and subsidiaries;

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environmental matters;

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intellectual property;

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privacy and cybersecurity;

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oil and gas matters;

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the absence of any undisclosed broker’s or finder’s fees; and

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the absence of any undisclosed related party transactions.

The merger agreement also contains additional representations and warranties by Vine and Holdings relating to the following, among other things:
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the number of equity interests of Holdings issued and outstanding, and that such units have been duly authorized and validly issued;

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employee benefit plans, including:

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the maintenance of employee benefit plans in compliance with applicable laws, including ERISA;

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the absence of any suits or claims pending or proceedings by a governmental entity with respect to any Vine benefit plans; and

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the absence of any material unfunded benefit obligations not properly accrued for with respect to any Vine benefit plan;

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real property;

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certain material contracts;

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hedging arrangements and derivative transactions;

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insurance;

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receipt by Vine of a fairness opinion from Houlihan Lokey regarding the fairness of the merger consideration;

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certain regulatory matters relating to Vine’s natural gas pipeline systems and related facilities; and

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inapplicability of anti-takeover laws.

The merger agreement also contains additional representations and warranties by Chesapeake and the Merger Subs relating to the following, among other things:
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ownership of shares of Vine common stock;

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the conduct of the business of the Merger Subs; and

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the availability of funds necessary to consummate the transactions contemplated by the merger agreement.

Definition of Material Adverse Effect:
A “material adverse effect” means, when used with respect to Vine or Chesapeake, any fact, circumstance, effect, change, event or development that (a) would prevent, materially delay or materially impair the ability of such party or its subsidiaries to consummate the transactions contemplated by the merger agreement or (b) has, or would have, a material adverse effect on the condition (financial or otherwise), business, or results of operations of such party and its subsidiaries, taken as a whole; provided, however, that with respect to the foregoing clause (b) only, no effect (by itself or when aggregated or taken together with any and all other effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:
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general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;

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conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including changes in interest rates and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;
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conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

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political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);

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earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics, epidemics or other widespread health crises (including the existence and impact of the COVID-19 pandemic) or weather conditions;

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effects resulting from the negotiation, execution and announcement of the merger agreement or the pendency or consummation of the merger and the other transactions contemplated by the merger agreement, including the impact thereof on the relationship of such party and its subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of the merger agreement or the announcement or consummation of the merger and the other transactions contemplated by the merger agreement);

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the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is requested in writing by Chesapeake or expressly permitted or required by, the merger agreement (except for certain obligations under the merger agreement to operate in the ordinary course (or similar obligations));

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litigation brought by any holder of Vine common stock against Vine or holder of Chesapeake common stock against Chesapeake, or against any of their respective subsidiaries and/or respective directors or officers relating to the merger and any of the other transactions contemplated by the merger agreement;

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changes in law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or

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any changes in such party’s stock price or the trading volume of such party’s stock, or any failure by such party to meet any analysts’ estimates or expectations of such party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such party or any of its subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a material adverse effect).

Notwithstanding the foregoing, if such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the first five bullets directly above or the ninth bullet directly above disproportionately adversely affect such party and its subsidiaries, taken as a whole, as compared to other similarly situated industry participants operating in the oil and gas exploration, development or production industry, in which case such adverse effects (if any) will be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate.
A “Vine material adverse effect” means a material adverse effect with respect to each of Vine and Holdings and their subsidiaries, taken as a whole, and a “Chesapeake material adverse effect” means a material adverse effect with respect to Chesapeake and its subsidiaries, taken as a whole.
Interim Operations of Vine and Chesapeake Pending the Merger
Interim Operations of Vine
Vine has agreed that, subject to certain exceptions set forth in the merger agreement, except as provided in the disclosure letter it delivered to Chesapeake in connection with the merger agreement, as permitted or required by the merger agreement, as required by applicable law or required to comply with COVID-19 measures or otherwise taken (or not taken) by Vine reasonably and in good faith to respond to COVID-19 or COVID-19 measures, or as otherwise consented to by Chesapeake in writing (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the effective time and the termination of the merger agreement, it will, and will cause each of its subsidiaries to, use commercially reasonable efforts to conduct its business in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with Vine.
In addition, Vine has further agreed that, subject to certain exceptions set forth in the merger agreement and except as set forth in the disclosure letter it delivered to Chesapeake in connection with the merger agreement, as permitted or required under the merger agreement, as required by applicable law, or otherwise consented to by Chesapeake in writing (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the effective time and the termination of the merger agreement, Vine will not, and will not permit its subsidiaries to:
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declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Vine or its subsidiaries, except for dividends and distributions by a direct or indirect wholly owned subsidiary of Vine to Vine or another direct or indirect wholly owned subsidiary of Vine;

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split, combine, exchange, subdivide, recapitalize or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Vine or any of its subsidiaries;

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purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Vine or any subsidiary of Vine, except as required by the terms of any capital stock or equity interest of a subsidiary existing and disclosed to Chesapeake as of August 10, 2021 or to satisfy any applicable tax withholding in respect of the vesting or settlement of any Vine restricted stock unit awards outstanding as of August 10, 2021, in accordance with the terms of the Vine Stock Plan and applicable award agreements;

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offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Vine or any of its subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than (i) the delivery of Vine common stock upon the vesting or lapse of any restrictions on any Vine restricted stock unit awards outstanding on August 10, 2021 in accordance with the terms of the Vine Stock Plan and applicable award agreements; and (ii) issuances by a wholly owned subsidiary of Vine of such subsidiary’s capital stock or other equity interests to Vine or any other wholly owned subsidiary of Vine;

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amend or propose to amend Vine’s certificate of incorporation or bylaws or amend or propose to amend the organizational documents of any of Vine’s subsidiaries (other than ministerial changes);

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merge, consolidate, combine or amalgamate with any person or effect any division transaction or acquire or agree to acquire (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions for which the consideration is less than $4 million in the aggregate;

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sell, lease, swap, exchange, transfer, farmout, license, encumber (other than encumbrances permitted by the merger agreement), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, encumber (other than encumbrances permitted by the merger agreement), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (i) sales, leases, exchanges or dispositions for which the consideration is less than $500,000 in the aggregate; (ii) the sale of hydrocarbons in the ordinary course; (iii) among Vine and its wholly owned subsidiaries or among wholly owned subsidiaries of Vine; (iv) sales or dispositions of obsolete or worthless equipment in the ordinary course; or (v) asset swaps the fair market value of which are less than $500,000 in the aggregate;
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authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Vine or any of its subsidiaries;

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change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of Vine and its subsidiaries, except as required by GAAP or applicable law;

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(i) make, change or revoke any material tax election or accounting method, but excluding any election that must be made periodically and is made consistent with past practice, (ii) file any material amended tax return, (iii) except to the extent otherwise required by applicable law, file any material tax return other than on a basis consistent with past practice, (iv) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of material taxes, (v) enter into any material tax allocation, sharing or indemnity agreement, any material tax holiday agreement or other similar agreement with respect to taxes, (vi) enter into any closing agreement with respect to material taxes, (vii) settle or compromise any material tax proceeding, or (viii) surrender any right to claim a material tax refund, offset or other reduction in tax liability;

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other than as required by applicable law or by the term of any Vine benefit plan existing as of August 10, 2021, (i) grant any increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other individual service providers, other than salary or wage increases made in the ordinary course of business with respect to non-officer level employees and service providers (not to exceed 2% in the aggregate); (ii) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (iii) grant any new equity-based or equity-linked awards, amend or modify the terms of any outstanding equity-based or equity-linked awards, pay any incentive or performance-based compensation or benefits or approve treatment of outstanding equity awards in connection with the transactions contemplated by the merger agreement that is inconsistent with the treatment contemplated by the merger agreement; (iv) pay or agree to pay to any current or former director, officer, employee or other service provider any pension, retirement allowance or other benefit not required by the terms of any Vine benefit plan that was not in existence prior to August 10, 2021; (v) enter into any new, or materially amend any existing, employment or severance or termination agreement with any current or former director, officer, employee or service provider; (vi) establish any Vine benefit plan which was not in existence prior to August 10, 2021, or amend or terminate any Vine benefit plan in existence on August 10, 2021, other than de minimis administrative amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to Vine; (vii) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or who has (or would have) an annualized base salary in excess of $150,000; (viii) terminate the employment of any employee or other service provider who has an annualized base salary in excess of $150,000 or any executive officer, in each case, other than for cause; or (ix) enter into, amend or terminate any collective bargaining agreement with any labor union, works council or labor organization;

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(i) incur, create or assume any indebtedness or guarantee any such indebtedness of another person or (ii) create any encumbrances on any property or assets of Vine or any of its subsidiaries in connection with any indebtedness thereof, other than encumbrances permitted by the merger agreement, provided that the foregoing clauses (i) and (ii) shall not restrict the incurrence of indebtedness (A) under Vine’s existing credit facilities and outstanding Notes in an amount not to exceed $25 million, (B) by Vine that is owed to any wholly owned subsidiary of Vine or by any subsidiary of Vine that is owed to Vine or a wholly owned subsidiary of Vine, (C) incurred or assumed in connection with certain acquisitions permitted by the merger agreement, (D) additional indebtedness in the ordinary course in an amount not to exceed $1.5 million or (E) the creation of any encumbrances securing any indebtedness permitted by the exceptions provided in the foregoing clauses (A) through (E);

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enter into any contract that would be a Company Contract (as defined in the merger agreement), if it were in effect on August 10, 2021, modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (as defined in the merger agreement) (including the renewal of an existing Company Contract on substantially the same terms in the ordinary course), or enter into a material derivative transaction except to remain in compliance with Vine’s existing credit facilities;

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cancel, modify or waive any debts or claims held by Vine or any of its subsidiaries or waive any rights held by Vine or any of its subsidiaries having in each case a value in excess of $500,000 in the aggregate;

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waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any proceeding (excluding any proceeding in respect of taxes) other than (i) the settlement of such proceedings involving only the payment of monetary damages by Vine or any of its subsidiaries of any amount not exceeding $500,000 in the aggregate and (ii) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of law; except that Vine will be permitted to settle any transaction litigation in accordance with the merger agreement;

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make or commit to make any capital expenditures that are, in the aggregate, greater than 110% of the aggregate amount of capital expenditures scheduled to be made in Vine’s capital expenditure budget for such fiscal quarter as set forth in the disclosure letter Vine delivered to Chesapeake in connection with the merger agreement, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1 million in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for Vine and its subsidiaries (provided that Vine will notify Chesapeake of any such emergency expenditure as soon as reasonably practicable);

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take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the First Merger and Second Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

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fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of Vine and its subsidiaries at a level at least comparable to levels as of August 10, 2021 or otherwise in a manner inconsistent with past practice;

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take any action or omit to take any action that is reasonably likely to cause any of the conditions to the merger set forth in the merger agreement to not be satisfied, as further described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 106;

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elect to go non-consent with respect to any proposed operation regarding any of the Vine oil and gas properties that involves capital expenditures (net to the interests of Vine and its subsidiaries) in excess of $250,000; or

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agree to take any action described above.

Interim Operations of Chesapeake
Chesapeake has agreed that, subject to certain exceptions set forth in the merger agreement, the disclosure letter Chesapeake delivered to Vine in connection with the merger agreement, any actions required by applicable law, any actions required to comply with COVID-19 measures or otherwise taken (or not taken) by Chesapeake reasonably and in good faith to respond to COVID-19 or COVID-19 measures, or otherwise consented to by Vine in writing (which consent will not be unreasonably withheld, delayed or conditioned) until the earlier of the effective time and the termination of the merger agreement pursuant to the merger agreement, it will, and will cause each of its subsidiaries to, use reasonable best efforts to conduct its business in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with governmental entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.

In addition, Chesapeake has further agreed that, subject to certain exceptions set forth in the merger agreement, the disclosure letter Chesapeake delivered to Vine in connection with the merger agreement, as required by the merger agreement, as required by applicable law, or otherwise consented to by Vine in writing (which consent will not be unreasonably withheld, delayed or conditioned), until the earlier of the effective time and the termination of the merger agreement, Chesapeake will not, and will not permit its subsidiaries to:
•
declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Chesapeake or its subsidiaries, except for (i) regular quarterly cash dividends payable by Chesapeake in the ordinary course (and, for avoidance of doubt, excluding any special dividends) and (ii) dividends and distributions by a direct or indirect wholly owned subsidiary of Chesapeake to Chesapeake or another direct or indirect wholly owned subsidiary of Chesapeake;

•
split, combine, exchange, subdivide, recapitalize or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Chesapeake or any of its subsidiaries;

•
purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Chesapeake, or any subsidiary of Chesapeake, except as required by the terms of any capital stock or equity interest of a subsidiary or in respect of any equity awards outstanding as of August 10, 2021 or issued after such date in accordance with the terms of the merger agreement, in accordance with the terms of Chesapeake’s stock plan and applicable award agreements;

•
amend or propose to amend Chesapeake’s charter or bylaws or amend or propose to amend the organizational documents of any of Chesapeake’s subsidiaries (other than ministerial changes);

•
authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Chesapeake or any of its subsidiaries, other than such transactions among wholly owned subsidiaries of Chesapeake;

•
take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the First Merger and Second Merger, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

•
take any action or omit to take any action that is reasonably likely to cause any of the conditions to the merger set forth in the merger agreement to not be satisfied, further described in the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 106; or

•
agree to take any action described above.

No Solicitation; Change of Recommendation
No Solicitation by Vine
Vine has agreed that, from and after August 10, 2021, Vine and its officers and directors will and will cause Vine’s subsidiaries and its and their controlled affiliates and other representatives to cease, and cause to be terminated, any negotiations with any person conducted prior to August 10, 2021 by Vine or any of its subsidiaries, their respective controlled affiliates or representatives with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, a competing proposal. Promptly following the execution and delivery of the merger agreement, Vine agreed, and agreed to cause each of its subsidiaries and its and their respective controlled affiliates and representatives, to immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any person (other than Chesapeake and its representatives) relating to any competing proposal made prior to August 10, 2021 and any access any such persons may have to any physical or electronic data room relating to any potential competing proposal.
Vine has also agreed that, from and after August 10, 2021, Vine and its officers and directors will not, and will cause Vine’s subsidiaries and its and their respective controlled affiliates and other representatives not to, directly or indirectly:

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initiate, solicit, propose, endorse, knowingly encourage, or knowingly facilitate any inquiry regarding, the submission or announcement by any person (other than Chesapeake or its subsidiaries) of, or the making of any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a competing proposal;

•
engage in, continue or otherwise participate in any discussions or negotiations with any person with respect to, relating to, or in furtherance of a competing proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a competing proposal;

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furnish any material non-public information regarding Vine or its subsidiaries to any person (other than Chesapeake and its subsidiaries) in connection with, for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, or in response to any competing proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a competing proposal;

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approve, adopt, recommend, agree to enter into, or propose to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an acceptable confidentiality agreement relating to a competing proposal) (an “alternative acquisition agreement”);

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submit any competing proposal to the vote of Vine stockholders; or

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resolve or agree to take any of the actions described above.

From and after August 10, 2021, Vine has agreed to promptly (and in any event within 36 hours) notify Chesapeake in writing of the receipt by Vine of any competing proposal or any proposal or offer with respect to (or that could reasonably be expected to lead to) a competing proposal made on or after August 10, 2021, any request for information or data relating to Vine or any of its subsidiaries made by any person in connection with (or that could reasonably be expected to lead to) a competing proposal or any request for discussions or negotiations with Vine or a representative of Vine relating to (or that could reasonably be expected to lead to) a competing proposal, and Vine will notify Chesapeake of the identity of the person making or submitting such request, proposal or offer and provide to Chesapeake (i) a copy of any such request, proposal or offer made in writing provided to Vine or any of its subsidiaries or any of its and their respective representatives of (ii) if any such request, proposal or offer is not made in writing, a written summary of such request, proposal or offer (including the material terms and conditions thereof), in each case together with copies of any proposed transaction agreements. Thereafter Vine has agreed to (i) keep Chesapeake reasonably informed in writing on a current basis (and in any event within one business day) regarding the status of any such requests, proposals or offers (including any amendments or changes thereto) and will reasonably apprise Chesapeake of the status of any such negotiations. Without limiting the foregoing, Vine has agreed to notify Chesapeake if Vine determines to engage in discussions or negotiations concerning a competing proposal.
No Solicitation by Blackstone, Inc. and the Legacy Vine Holders
Pursuant to the merger agreement, any violation of the solicitation restrictions outlined above that is at the request or on behalf of Blackstone, Inc. will be deemed a breach of such solicitation restrictions by Vine. Additionally, pursuant to the merger support agreement, each Legacy Vine Holder has agreed to comply with the solicitation restrictions applicable to Vine as if it were party to the merger agreement.
No Solicitation Exceptions
Prior to the time the merger proposal has been approved by Vine stockholders, Vine and its representatives may (i) provide information in response to a request therefor by a person who has made an unsolicited bona fide written competing proposal after August 10, 2021 that did not result from a breach (other than a de minimis breach) of the applicable section of the merger agreement if Vine receives from the person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in an acceptable confidentiality agreement, it being understood that such acceptable confidentiality agreement need not prohibit the making, or amendment, of a competing proposal and shall not prohibit compliance by Vine with the terms of the merger agreement, and Vine will promptly disclose (and, if applicable, provide copies of) any such information provided to such person to Chesapeake to the extent not previously provided to Chesapeake; or (ii) engage or participate in any discussions or negotiations with any person who has made such an unsolicited bona fide written competing proposal after August 10, 2021 that did not result from a breach (other than a de minimis breach) of the applicable section of the merger agreement, if and only to the extent that:
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prior to taking any action described in clause (i) or (ii) above, the Vine board determines in good faith after consultation with its outside legal counsel that failure to take such action in light of the competing proposal would be inconsistent with the Vine board’s fiduciary duties under applicable law; and

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in each such case referred to in clause (i) or (ii) above, the Vine board has determined in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such competing proposal either constitutes a superior proposal (as defined in the merger agreement) or is reasonably likely to result in a superior proposal.

Restrictions on Change of Recommendation
Subject to certain exceptions described below, the Vine board, including any committee of the Vine board, may not:
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withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Chesapeake or the Merger Subs, its recommendation that Vine stockholders approve the merger proposal;

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fail to include its recommendation that Vine stockholders approve the merger proposal in this proxy statement/prospectus;

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fail to publicly announce, within ten business days after a tender offer or exchange offer relating to the equity securities of Vine shall have been commenced by any third party other than Chesapeake and its affiliates (and in no event later than one business day prior to the date of the Vine special meeting, as it may be postponed or adjourned in accordance with the terms of the merger agreement), a statement disclosing that the Vine board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Vine board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Vine board recommends rejection of such tender or exchange offer);

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if requested by Chesapeake, fail to issue, within ten business days after a competing proposal is publicly announced (and in no event later than one business day prior to the date of the Vine special meeting, as it may be postponed or adjourned in accordance with the terms of the merger agreement), a press release reaffirming its recommendation that Vine stockholders approve the merger proposal;

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approve, recommend or declare advisable (or publicly propose to do so) any competing proposal;

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approve, adopt, recommend, agree to or enter into, or propose or resolve to approve, adopt, recommend, agree to or enter into, any alternative acquisition agreement.

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cause or permit Vine to enter into an alternative acquisition agreement; or

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publicly propose to take any of the actions described above.

Any of the actions described in the eight bullets directly above is referred to herein as a “change of recommendation.”
Permitted Recommendation Change in Connection with a Superior Proposal
Prior to the time the merger proposal has been approved by Vine stockholders, in response to a bona fide written competing proposal from a third party that has not been withdrawn, was received after August 10, 2021, was not solicited at any time following the execution of the merger agreement and did not result from a breach (other than a de minimis breach) of the obligations set forth in the applicable section of the merger agreement, the Vine board may effect a change of recommendation; provided, however, that such change of recommendation may not be made unless and until:
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the Vine board determines in good faith after consultation with its financial advisors and outside legal counsel that such competing proposal is a superior proposal;

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the Vine board determines in good faith, after consultation with its outside legal counsel, that failure to effect a change of recommendation in response to such superior proposal would be inconsistent with the fiduciary duties owed by the Vine board to the stockholders of Vine under applicable law;

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Vine provides Chesapeake written notice of such proposed action three business days in advance. which notice will set forth in writing that the Vine board intends to take such action and will include the identity of the person making such competing proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof);

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during the three business day period commencing on the date of Chesapeake’s receipt of the notice specified in the immediately preceding clause (subject to any applicable extensions), Vine negotiates (and causes its officers, employees, financial advisors, outside legal counsel and other representatives to negotiate) in good faith with Chesapeake (to the extent Chesapeake wishes to negotiate) to make such adjustments, amendments or revisions to the terms of the merger agreement so that the competing proposal that is the subject of the notice specified in the immediately preceding clause ceases to be a superior proposal;

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at the end of the three business day period, prior to taking action to effect a change of recommendation, the Vine board takes into account any adjustments, amendments or revisions to the terms of the merger agreement proposed by Chesapeake in writing, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the competing proposal remains a superior proposal and that the failure to effect a change of recommendation in response to such superior proposal would be inconsistent with the fiduciary duties of the directors under applicable law; provided that if there is any material development with respect to such competing proposal, Vine shall, in each case, be required to deliver to Chesapeake an additional notice consistent with that described in the third bullet above and a new negotiation period under the third bullet above shall commence (except that the original three business day notice period referred to in the third bullet above shall instead be equal to the longer of (1) one business day and (2) the period remaining under the first and original three business day notice period above, during which time Vine shall be required to comply with the requirements of the fourth bullet above and this bullet anew with respect to such additional notice (but substituting the time periods therein with the foregoing extended period)); and

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in the case of Vine terminating the merger agreement to enter into a definitive agreement with respect to a superior proposal, Vine shall have paid, or cause the payment of, the termination fee.

Permitted Recommendation Change in Connection with Intervening Events
Prior to the time the merger proposal has been approved by Vine stockholders, in response to an intervening event that occurs or arises after August 10, 2021 and that did not arise from or in connection with a material breach of the merger agreement by Vine, the Vine board may effect a change of recommendation; provided, however, that such change of recommendation may not be made unless and until:
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the Vine board determines in good faith after consultation with its financial advisors and outside legal counsel that an intervening event has occurred;

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the Vine board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to effect a change of recommendation in response to such intervening event would be inconsistent with the fiduciary duties of the directors of the Vine board under applicable law;

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Vine provides Chesapeake written notice of such proposed action and the basis of such proposed action three business days in advance which notice will set forth in writing that the Vine board intends to take such action and includes the reasons therefor and a reasonable description of the facts and circumstances of the intervening event;
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during the three business day period commencing on the date of Chesapeake’s receipt of the notice described in the immediately preceding clause (subject to any applicable extensions), Vine negotiates (and causes its officers, employees, financial advisors, outside legal counsel and other representatives to negotiate) in good faith with Chesapeake (to the extent Chesapeake wishes to negotiate) to make such adjustments, amendments or revisions to the terms of the merger agreement as would permit the Vine board not to effect a change of recommendation in response thereto; and

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at the end of the three business day period, prior to taking action to effect a change of recommendation, the Vine board takes into account any adjustments, amendments or revisions to the terms of the merger agreement proposed by Chesapeake in writing, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a change of recommendation in response to such intervening event would be inconsistent with the fiduciary duties of the directors under applicable law.

An “intervening event” is a development, event, effect, state of facts, condition, occurrence or change in circumstance that materially affects the business or assets of Vine and its subsidiaries (taken as a whole) that occurs or arises after August 10, 2021 that was not known to or reasonably foreseeable by the Vine board as of August 10, 2021; provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible competing proposal or superior proposal, (ii) any effect relating to Chesapeake or any of its subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (iii) any change, in and of itself, in the price or trading volume of shares of Vine common stock or Chesapeake common stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been an intervening event, to the extent otherwise permitted by this definition), (iv) the fact that Vine or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a intervening event, to the extent otherwise permitted by this definition) or (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable law), constitute an intervening event.
Certain Permitted Disclosure
Prior to the time the merger proposal has been approved by Vine stockholders, the Vine board may, after consultation with its outside legal counsel, make such disclosures as the Vine board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in this proxy statement/prospectus by applicable U.S. federal securities laws; provided, however, that if such disclosure by the Vine board has the effect of withdrawing or materially and adversely modifying the recommendation that Vine stockholders approve the merger proposal, such disclosure will be deemed to be a change of recommendation and Chesapeake shall have the right to terminate the merger agreement in accordance with its terms.
Definition of Competing Proposal
A “competing proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Chesapeake or any of its subsidiaries) involving, directly or indirectly:
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any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any person or group of any business or assets of Vine or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that generated 25% or more of Vine’s and its subsidiaries’ assets (by fair market value), net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect;

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any acquisition by any person resulting in, or proposal or offer, which if consummated would result in, any person becoming the beneficial owner of directly or indirectly, in one or a series of related transactions, 25% or more of the total voting power or of any class of equity securities of Vine or those of any of its subsidiaries, or 25% or more of the consolidated total assets (including, without limitation, equity securities of its subsidiaries); or
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any merger, amalgamation, consolidation, division, tender offer, exchange offer, deSPAC transaction, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Vine or any of its subsidiaries.

Definition of Superior Proposal
A “superior proposal” means an unsolicited bona fide competing proposal after August 10, 2021 by any person or group (other than Chesapeake or any of its affiliates) to acquire, directly or indirectly, (a) businesses or assets of Vine or any of its subsidiaries (including capital stock of or ownership interest in any subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of Vine’s and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, respectively, or (b) 50% or more of the total voting power or of any class of equity securities of Vine or those of any of its subsidiaries, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Vine board:
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if consummated, would result in a transaction more favorable to Vine’s stockholders (in their capacity as such) than the First Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of the merger agreement offered by Chesapeake in response to such proposal or otherwise); and

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is reasonably likely to be consummated on the terms proposed, in each case taking into account any legal, financial, regulatory and stockholder approval requirements, including the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of closing, the identity of the person or persons making the proposal and any other aspects considered relevant by the Vine board.

Preparation of Proxy Statement/Prospectus and Registration Statement
The parties have agreed to promptly furnish to each other such data and information relating to it, its subsidiaries (including, in the case of Chesapeake, the Merger Subs) and the holders of its capital stock, as the other party may reasonably request for the purpose of including such data and information in this proxy statement/ prospectus and any amendments or supplements hereto.
Vine and Chesapeake have agreed to cooperate and each use their respective reasonable best efforts to cause this proxy statement/ prospectus and the registration statement, of which this proxy statement/prospectus forms a part, to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Chesapeake and Vine will each use its reasonable best efforts to cause the registration statement, of which this proxy statement/prospectus forms a part, to become effective under the Securities Act as soon after such filing as reasonably practicable and Chesapeake will use reasonable best efforts to keep the registration statement, of which this proxy statement/prospectus forms a part, effective as long as is necessary to consummate the merger. Each of Vine and Chesapeake will advise the other promptly after it receives any request by the SEC for amendment of this proxy statement/prospectus or the registration statement, of which this proxy statement/prospectus forms a part, or comments thereon and responses thereto or any request by the SEC for additional information. Each of Vine and Chesapeake has agreed to use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the transactions contemplated by the merger agreement to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
Prior to filing the registration statement, of which this proxy statement/prospectus forms a part (or any amendment or supplement thereto), or mailing this proxy statement/prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Vine and Chesapeake has agreed to (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably and promptly proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval will not be unreasonably withheld, conditioned or delayed.
Chesapeake and Vine have agreed to make all necessary filings with respect to the merger and the transactions contemplated by the merger agreement under the Securities Act, the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each party will advise the other, promptly after it receives notice thereof, of the time when the registration statement, of which this proxy statement/prospectus forms a part, has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Chesapeake common stock issuable in connection with the First Merger for offering or sale in any jurisdiction. Each of Vine and Chesapeake will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
If at any time prior to the effective time, any information relating to Chesapeake or Vine, or any of their respective affiliates, officers or directors, should be discovered by Chesapeake or Vine that should be set forth in an amendment or supplement to the registration statement, of which this proxy statement/ prospectus forms a part, or this proxy statement/prospectus, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information will promptly notify the other party and an appropriate amendment or supplement describing such information will be promptly filed with the SEC and, to the extent required by applicable law, disseminated to the Vine stockholders.
Vine Special Meeting
Vine has agreed to take all action necessary in accordance with applicable laws and the organizational documents of Vine to duly give notice of, convene and hold (in person or virtually, in accordance with applicable law) a meeting of its stockholders for the purpose of obtaining the approval of the merger proposal by Vine stockholders, to be held as promptly as reasonably practicable after the clearance of this proxy statement/ prospectus by the SEC and the time that the registration statement, of which this proxy statement/prospectus forms a part, is declared effective by the SEC (and in any event will use commercially reasonable efforts to convene such meeting within 45 days thereof). Except where a Vine change of recommendation has been made as permitted in the merger agreement, the Vine board must recommend that the stockholders of Vine vote in favor of the merger proposal and the Vine board must solicit from Vine stockholders proxies in favor of the merger proposal, and this proxy statement/prospectus is required to include such recommendation of the Vine board. Vine has agreed to use reasonable best efforts to obtain the approval of the merger proposal by the Vine stockholders and submit the proposal to adopt the merger agreement to the Vine stockholders at the Vine special meeting. Vine (i) will be required to adjourn or postpone the Vine special meeting to the extent necessary to ensure that any legally required supplement or amendment to this proxy statement/prospectus are provided to the Vine stockholders or if, as of the time the Vine special meeting is scheduled, there are insufficient shares of Vine common stock represented to constitute a quorum necessary to conduct business at the Vine special meeting, and (ii) may adjourn or postpone the Vine special meeting with the written consent of Chesapeake if, as of the time for which the Vine special meeting is scheduled, there are insufficient shares of Vine common stock represented to obtain the approval of the merger proposal. Notwithstanding the foregoing, (i) unless otherwise agreed to by the parties, the Vine special meeting will not be adjourned or postponed to a date that is more than ten business days after the date for which the Vine special meeting was previously scheduled except as required by applicable law, (ii) the Vine special meeting will not be adjourned or postponed to a date on or after two business days prior to the outside date, and (iii) no such adjournment or postponement may have the effect of changing the record date for determining the Vine stockholders entitled to notice of or to vote at the Vine special meeting without the written consent of Chesapeake.
If requested by Chesapeake, Vine will promptly provide all voting tabulation reports relating to the Vine special meeting and will otherwise keep Chesapeake reasonably informed regarding the status of the solicitation and any material oral or written communications from or to Vine’s stockholders with respect thereto. Unless there has been a change in recommendation, the parties have agreed to cooperate and use their reasonable best efforts to defend against any efforts by any of Vine’s stockholders or any other person to prevent the approval of the merger proposal by Vine stockholders.

Vine has agreed, in consultation with Chesapeake, to fix a record date for determining the Vine stockholders entitled to notice of, and to vote at, the Vine special meeting. Vine may not change such record date or establish a different record date for the Vine special meeting without the prior written consent of Chesapeake (which consent will not be unreasonably withheld, conditioned or delayed). Without the prior written consent of Chesapeake or as required by applicable law, (i) the merger proposal will be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of Vine in connection with the merger and matters of procedure, including any adjournment proposal) that Vine may propose to be acted on by the Vine stockholders at the Vine special meeting and Vine will not submit any other proposal to such stockholders in connection with the Vine special meeting or otherwise (including any proposal inconsistent with the adoption of the merger agreement or the consummation of the transactions contemplated thereby) and (ii) Vine may not call any meeting of the Vine stockholders (or solicit any other stockholder action by written consent) other than the Vine special meeting.
Vine has agreed that its obligation to call, give notice of, convene and hold the Vine special meeting will not be affected by the making of a change in recommendation, and such obligations will not be affected by the commencement, announcement, disclosure or communication to Vine of any competing proposal or other proposal (including a superior proposal) or the occurrence or disclosure of any intervening event.
Access to Information
Subject to applicable law and certain other exceptions set forth in the merger agreement, Vine and Chesapeake have each agreed to (and to cause its subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with this proxy statement/prospectus, the registration statement, of which this proxy statement/prospectus forms a part, or any other statement, filing, notice or application made by or on behalf of Chesapeake, Vine or any of their respective subsidiaries to any third party or any governmental entity in connection with the transactions contemplated by the merger agreement.
Vine and Chesapeake have agreed to, and to cause each of their subsidiaries to, afford to the other party and its representatives, during the period prior to the earlier of the effective time and the termination of the merger agreement, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the other party and its subsidiaries and to their books, records, contracts and documents, and to cause each of its subsidiaries to, furnish reasonably promptly to such party and its representatives such information concerning its and its subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Chesapeake or vine, as applicable, except that such access may be limited by either party to the extent reasonably necessary (i) for such party to comply with any applicable COVID-19 measures or (ii) for such access, in light of COVID-19 and COVID-19 measures, not to jeopardize the health and safety of such party’s and its subsidiaries’ respective representatives or commercial partners (provided that, in either case, such party will and will cause its subsidiaries to use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matters as can be conveyed) in a manner without risking the health and safety of such persons or violating such COVID-19 measures). The inspecting party and its representatives are required to conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other party or its subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other party or its subsidiaries of their normal duties. However, the foregoing obligations are subject to certain limitations as set forth in the merger agreement.
Confidentiality Agreement
Chesapeake and Vine entered into the Confidentiality Agreement on June 11, 2021. The Confidentiality Agreement survived the execution and delivery of the merger agreement and applies to all information furnished thereunder or pursuant to the merger agreement. From and after August 10, 2021 until the earlier of the effective time and termination of the merger agreement in accordance with its terms, each party shall continue to provide access to the other party and its representatives to the data relating to the merger and the other transactions contemplated by the merger agreement maintained by or on behalf of it to which the other party and its representatives were provided access prior to August 10, 2021.
HSR and Other Regulatory Approvals
Except for the filings and notifications made pursuant to antitrust laws (as defined below), promptly after following the execution of the merger agreement, the parties have agreed to prepare and file with the appropriate governmental entities and other third parties all authorizations, consents, notifications, certifications, registrations, declarations and filings that are necessary in order to consummate the transactions contemplated by the merger agreement and to diligently and expeditiously prosecute, and cooperate fully with each other in the prosecution of, such matters. However, in no event will either Vine or Chesapeake or any of their respective affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such person’s authorization, approval, consent or waiver to effectuate the transactions contemplated by the merger agreement, other than filing, recordation or similar fees. Chesapeake and Vine will have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Chesapeake or Vine, as applicable, and any of their respective subsidiaries or affiliates, that appears in any filing made with, or written materials submitted to, any third party or any governmental entity in connection with the transactions contemplated by the merger agreement (including this proxy statement/prospectus). Vine and its subsidiaries and affiliates will not agree to any actions, restrictions or conditions with respect to obtaining any consents, registrations, approvals, permits, expirations of waiting periods or authorizations in connection with the transactions contemplated by the merger agreement without the prior written consent of Chesapeake (which consent may be withheld in Chesapeake’s sole discretion).
Each of Chesapeake and Vine will cooperate fully with each other and will furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable antitrust laws. Unless otherwise agreed, Chesapeake and Vine will each use its reasonable best efforts to obtain the expiration or termination of any applicable waiting period under the HSR Act as promptly as reasonably practicable. Chesapeake and Vine will each use its reasonable best efforts to respond to any reasonable request for information from any governmental entity charged with enforcing, applying, administering or investigating the HSR Act or any other law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraining trade or lessening competition through merger or acquisition (collectively, “antitrust laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of the United States, or any other competition authority of any jurisdiction (“antitrust authority”). Chesapeake and Vine have agreed to keep each other apprised of the status of any material substantive communications with, and any inquiries or requests for additional information from, any antitrust authority. Chesapeake and Vine each filed the required notification and report forms under the HSR Act on August 24, 2021.
Notwithstanding anything in the merger agreement to the contrary, in no event will Chesapeake or its subsidiaries or affiliates be required to offer, propose, negotiate, commit to, agree to, or take any action or accept or impose any restriction or limitation, including but not limited to (i) selling or otherwise disposing of, or holding separate or agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of Vine or Chesapeake or their respective subsidiaries or affiliates; (ii) terminating existing relationships, contractual rights or obligations of Vine or Chesapeake or their respective subsidiaries or affiliates; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of Vine or Chesapeake or their respective subsidiaries or affiliates; or (v) effectuating any other change or restructuring of Vine or Chesapeake or their respective subsidiaries or affiliates (each, a “divestiture action”). Vine will, and will cause its subsidiaries to, agree to take any divestiture action requested in writing by Chesapeake if such actions are only effective after the effective time and conditioned upon the consummation of the transactions contemplated by the merger agreement. Vine will not (and will cause its subsidiaries and affiliates not to) propose, negotiate, commit to, agree to, or take any divestiture action without Chesapeake’s prior written consent.
In the event that any action is instituted by an antitrust authority challenging either merger as violative of any antitrust law, each of Chesapeake and Vine will use commercially reasonable efforts to defend such action. Chesapeake will be entitled to direct any proceedings with any antitrust authority. However, Chesapeake has agreed to afford Vine a reasonable opportunity to participate in any such proceedings.
Subject to certain specified exceptions, Chesapeake and the Merger Subs have each agreed not to take any action that could reasonably be expected to materially hinder or delay the obtaining of clearance or the expiration of the required waiting period under the HSR Act or any other applicable antitrust law.
Employee Matters
Chesapeake has agreed that, for a period of 12 months following the closing date, Chesapeake will cause each individual who is employed as of the closing date by Vine or a subsidiary thereof (a “Vine employee”) and who remains employed by Chesapeake or any of its subsidiaries (including the surviving company or any of its subsidiaries) to be provided with (i) a total target cash compensation opportunity (consisting of base salary or wages, as applicable, and annual cash incentive opportunities) that is no less favorable than either that provided to Vine employees immediately prior to the closing date or to similarly situated employees of Chesapeake and its subsidiaries, provided that Vine employee’s base compensation will not be reduced below the level in effect for such Vine employee as of immediately prior to the closing date; (ii) eligibility for equity compensation to the same extent as provided to similarly situated employees of Chesapeake or its subsidiaries, provided that the amount of such equity compensation may be adjusted to avoid duplication that otherwise may arise as a result of differences in timing of grants by Vine prior to the closing date and by Chesapeake following the closing date; (iii) employee benefits (excluding for the avoidance of doubt, incentives and equity compensation, which are covered above) at a level that is no less favorable in the aggregate than either the employee benefits in effect for such Vine employee immediately prior to the closing date or the employee benefits provided to similarly situated employees of Chesapeake and its subsidiaries; and (iv) eligibility for severance benefits on terms no less favorable than those provided pursuant to Vine’s severance arrangements in place as of August 10, 2021 and identified in the disclosure letter delivered to Chesapeake by Vine in connection with the merger agreement. Chesapeake has further agreed to, or to cause the surviving company and its subsidiaries to, assume and honor their respective obligations under all employment, severance, change in control, retention and other agreements, if any, between Vine (or a subsidiary thereof) and a Vine employee.
Indemnification; Directors’ and Officers’ Insurance
Chesapeake and the surviving company have agreed to, jointly and severally, indemnify, defend and hold harmless certain officers, directors and employees of Vine and its subsidiaries (the “indemnified persons”) against costs and liabilities (including attorneys’ and other professionals’ fees and expenses), arising, in whole or in part, out of the fact that such person is or was a director, officer or employee of Vine or any of its subsidiaries, a fiduciary under any Vine plan or any employee benefit plan of Vine or any of its subsidiaries or is or was serving at the request of Vine or any of its subsidiaries as a director, officer, employee or agent of another entity or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the closing (such liabilities, the “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated by the merger agreement, in each case to the fullest extent such person is entitled to indemnification under applicable law.
Chesapeake and the surviving company agree that, until the six year anniversary date of the closing, neither Chesapeake nor the surviving company shall amend, repeal or otherwise modify any provision in the organizational documents of the surviving company or its subsidiaries in any manner that would adversely affect the rights thereunder of any indemnified person to indemnification, exculpation and advancement in respect of the indemnified liabilities except to the extent required by applicable law. Chesapeake has agreed to, and will cause its subsidiaries, including the surviving company, to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Chesapeake, Vine or any of their respective subsidiaries and any of their respective directors or officers existing and in effect prior to August 10, 2021.
Chesapeake and the surviving company will cause to be put in place, and Chesapeake will fully prepay immediately prior to the closing, “tail” insurance policies with a claims period of at least six years from the closing in an amount and scope at least as favorable as Vine’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to, or after, the closing. In no event will the aggregate cost of the directors’ and officers’ liability insurance exceed during the tail period 300% of the current aggregate annual premium paid by Vine for such purpose, provided, that if the cost of such insurance coverage exceeds such amount, the surviving company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.
Transaction Litigation
In the event of any litigation or other legal proceedings by any governmental entity or other person (other than the parties to the merger agreement) in relation to the merger agreement, the merger or other transactions contemplated by the merger agreement that is commenced or, to the knowledge of Chesapeake or Vine, is threatened, the relevant party will notify the other party of any such litigation and keep that party reasonably informed of its status. Each party has agreed to give the other a reasonable opportunity to participate in the defense or settlement of any transaction litigation (at such party’s cost) and consider in good faith, acting reasonably, the other party’s advice with respect to such litigation; provided, that the party that is subject to such litigation will not offer or agree to settle any such litigation without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).
Public Announcements
No party to the merger agreement will, and will cause its representatives not to, issue any public announcements or make other public disclosures regarding the merger agreement or the transactions contemplated thereby without the prior written approval of the other party. Notwithstanding the foregoing, any party to the merger agreement, its subsidiaries or their representatives may issue a public announcement or other public disclosures (i) required by applicable law, (ii) required by the rules of any stock exchange upon which such party’s or its subsidiary’s capital stock is traded or (iii) consistent with the final form of the joint press release announcing the merger and the investor presentation given to investors on the morning of August 11, 2021. However, in each case, such party must use its reasonable best efforts to afford the other party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon. The merger agreement does not restrict a party’s ability to communicate with its employees and does not require either party to consult with or obtain any approval from any other party with respect to a public announcement or press release issued in connection with a change of recommendation.
Advice of Certain Matters
Subject to compliance with applicable law, Vine and Chesapeake, as the case may be, have agreed to confer on a regular basis with each other and will promptly advise each other orally and in writing of any change or event having, or which would be reasonably likely to have, individually or in the aggregate, a Vine material adverse effect or a Chesapeake material adverse effect, as the case may be. Except with respect to antitrust laws, Vine and Chesapeake have agreed to promptly provide each other (or their respective counsel) with copies of all filings made by such party or its subsidiaries with the SEC or any other governmental entity in connection with the merger agreement and the transactions contemplated by the merger agreement.
Financing Cooperation
Until the earlier of the closing and the termination of the merger agreement pursuant to its terms, Vine has agreed to use commercially reasonable efforts to provide, and will cause its subsidiaries and use commercially reasonable efforts to cause its and their respective representatives to provide, such cooperation, at Chesapeake’s sole cost and expense, as may be reasonably requested by Chesapeake in connection (i) with any evaluation or analysis of, or diligence with respect to, the existing indebtedness of Vine or any of its subsidiaries, including (a) reasonably promptly furnishing any pertinent and customary information regarding Vine and its subsidiaries as may be reasonably requested by Chesapeake relating to the existing indebtedness of Vine or any of its subsidiaries (including using commercially reasonable efforts to ensure that lenders and/or holders of the existing indebtedness of Vine or any of its subsidiaries and their advisors and consultants shall have sufficient access to Vine and its subsidiaries and its and their respective representatives) and (b) upon reasonable notice and at reasonable times and locations, participating in meetings and presentations with lenders and/or holders of the existing indebtedness of Vine or any of its subsidiaries (in each case which shall be telephonic or virtual meetings or sessions, as circumstances require) and (ii) with any required consents from or agreements with lenders or noteholders, or any internal reorganization transactions, in each case with respect to the assumption of the existing indebtedness of Vine by Chesapeake (other than, for the avoidance of doubt, Vine’s existing credit facilities). Notwithstanding the foregoing, any such requested cooperation will not unreasonably interfere with the operations of Vine or any of its subsidiaries, cause any representation or warranty of Vine in the merger agreement to be breached or cause any condition in the merger agreement to fail to be satisfied.
Reasonable Best Efforts; Notification
Chesapeake and Vine have agreed to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the merger and the other transactions contemplated by the merger agreement, and not to take any action that would or would reasonably be expected to prevent or materially delay the closing or the consummation of the merger and the other transactions contemplated by the merger agreement.
Chesapeake and Vine have agreed, subject to applicable law and as otherwise required by any governmental entity, to keep the other apprised of the status of matters relating to the completion of the merger, including promptly furnishing the other with copies of notices or other communications received by Chesapeake or Vine, as applicable, or any of its subsidiaries, from any third party or any governmental entity with respect to the transactions contemplated by the merger agreement (including those alleging that the approval or consent of such person is or may be required in connection with the transactions contemplated by the merger agreement). The parties have agreed to give each other prompt notice upon becoming aware of any condition, event or circumstance that will result in the closing conditions under the merger agreement not being met, or the failure of such party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under the merger agreement.
Section 16 Matters
Prior to the effective time, Chesapeake, the Merger Subs and Vine have agreed to take all such steps as may be required to cause any dispositions of equity securities of Vine (including derivative securities) or acquisitions of equity securities of Chesapeake (including derivative securities) in connection with the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Vine, or will become subject to such reporting requirements with respect to Chesapeake, to be exempt under Rule 16b-3 under the Exchange Act.
Stock Exchange Listing and Delistings
Chesapeake will take all action necessary to cause the shares of Chesapeake common stock to be issued in the First Merger to be approved for listing on the Nasdaq Global Select Market prior to the effective time, subject to official notice of issuance.
Prior to the closing date, Vine will cooperate with Chesapeake and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable law and rules and policies of the NYSE to enable the delisting by the surviving company of the shares of Vine common stock from the NYSE and the deregistration of the shares of Vine common stock under the Exchange Act as promptly as practicable after the closing, and in any event no more than ten days after the closing. If the surviving company is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and that falls on a date within the 15 days following the closing date, Vine is required make available to Chesapeake, at least five business days prior to the closing date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.
Certain Indebtedness
Vine and its subsidiaries will deliver to Chesapeake at least three business days prior to the closing date a copy of a payoff later, setting forth the total amounts payable pursuant to Vine’s existing credit facilities to fully satisfy all principal, interest, fees, costs and expenses owed to each holder of indebtedness under Vine’s existing credit facilities as of the anticipated closing date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the respective Vine credit facilities that upon payment in full of all such amounts owed to such holder, all indebtedness under the Vine credit facilities shall be discharged and satisfied in full, the Loan Documents (as defined in the Vine credit facility) shall be terminated with respect to Vine and its subsidiaries that are borrowers or guarantors thereof and all liens on Vine and its subsidiaries and their respective assets and equity securing the Vine credit facilities will be released and terminated, together with any applicable documents reasonably necessary to evidence the release and termination of all liens on Vine and its subsidiaries and their respective assets and equity securing, and any guarantees by Vine and its subsidiaries in respect of, such Vine credit facilities. Vine has also agreed to reasonably cooperate with Chesapeake in replacing any letters of credit issued pursuant to the Vine credit facilities evidencing the above referenced indebtedness or obligations.
Tax Matters
Each of Chesapeake, Merger Sub Inc., Merger Sub LLC and Vine will (and will cause each of their respective subsidiaries to) use its reasonable best efforts to cause the First Merger and Second Merger, taken together, to qualify, and will not take or knowingly fail to take (and will cause each of their respective subsidiaries not to take or knowingly fail to take) any actions that would or would reasonably be expected to, prevent or impede the First Merger and Second Merger, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Chesapeake, Merger Sub Inc. and Merger Sub LLC and Vine will notify the other party promptly after becoming aware of any reason to believe that the First Merger and Second Merger, taken together, may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
The parties to the merger agreement agreed to adopt the merger agreement as a “plan of reorganization” within the meaning of U.S. Treasury regulations Sections 1.368-2(g) and 1.368-3(a).
At the request of Chesapeake or Vine, each of Chesapeake, Merger Sub Inc., Merger Sub LLC and Vine will use its reasonable best efforts and will cooperate with one another to obtain any opinion(s) of counsel to be issued in connection with the consummation of the transactions contemplated by the merger agreement and/or the declaration of effectiveness of the registration statement, of which this proxy statement/ prospectus forms a part, by the SEC, in each case, regarding the U.S. federal income tax treatment of the transactions contemplated by the merger agreement, which cooperation will include the delivery by Chesapeake, the Merger Subs and Vine of duly executed certificates containing such representations, warranties and covenants as may be reasonably necessary or appropriate to enable such counsel to render any such opinion(s).
Takeover Laws
Each party to the merger agreement has agreed that it will not take any action that would cause the transactions contemplated by the merger agreement to be subject to the requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable law, including Section 203 of the DGCL, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by the merger agreement from any such takeover law of any state that purports to apply to the merger agreement or the transactions contemplated by the merger agreement.
Obligations of the Merger Subs
Chesapeake has agreed to take all action necessary to cause Merger Sub Inc., Merger Sub LLC, the surviving corporation and the surviving company to perform their respective obligations under the merger agreement.
Transfer Taxes
The parties to the merger agreement have agreed that all transfer, sales, use, stamp, registration or other similar taxes (but not including any income, franchise or similar taxes) (“transfer taxes”) imposed with respect to the First Merger and Second Merger, taken together, or the transfer of shares of Vine common stock pursuant to the First Merger and Second Merger, taken together, will be borne by the surviving company. The parties have agreed to cooperate, in good faith, in the filing of any tax returns with respect to such transfer taxes and the minimization, to the extent reasonably permissible under applicable law, of the amount of any such transfer taxes.
Derivative Contracts; Hedging Matters
Until the earlier of the closing and the termination of the merger agreement in accordance with its terms, Vine has agreed to use commercially reasonable efforts to assist Chesapeake, its affiliates and its and their representatives, at Chesapeake’s sole cost and expense, in the amendment, assignment, termination or novation of any derivative transaction (as defined in the merger agreement) (including any commodity hedging arrangement of related contract) of Vine or any of its subsidiaries, in each case, on terms that are reasonably requested by Chesapeake and effective at and conditioned upon the closing. Notwithstanding the foregoing, any such requested cooperation will not unreasonably interfere with the operations of Vine or any of its subsidiaries, cause any representation or warranty of Vine in the merger agreement to be breached or cause any condition to the merger agreement to fail to be satisfied. Until the earlier of the closing and the termination of the merger agreement pursuant to its terms, Vine has agreed to notify Chesapeake promptly following any material changes to its hedge positions.
Conditions to the Completion of the Merger
Mutual Conditions
The respective obligations of each of the parties to the merger agreement to consummate the merger are subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived jointly by the parties, in whole or in part, to the extent permitted by applicable law:
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Vine Stockholder Approval.   The merger proposal must have been approved in accordance with applicable law and the Vine organizational documents, as applicable.

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Regulatory Approval.   All waiting periods (and any extensions thereof) applicable to the transactions contemplated by the merger agreement under the HSR Act, and any commitment to, or agreement with, any governmental entity not to close the transactions contemplated by the merger agreement before a certain date, must have expired or been terminated.

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No Injunctions or Restraints.   Any governmental entity having jurisdiction over any party to the merger agreement must not have issued, entered, enacted or promulgated any law, order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining, making illegal or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement.

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Effectiveness of the Registration Statement.   The registration statement, of which this proxy statement/ prospectus forms a part, must have been declared effective by the SEC under the Securities Act and must not be the subject of any stop order or proceedings seeking a stop order.

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Nasdaq Listing.   The shares of Chesapeake common stock issuable to holders of Vine Class A common stock pursuant to the merger agreement must have been approved for listing on the Nasdaq Global Select Market, upon official notice of issuance.

Additional Conditions to the Obligations of Chesapeake and the Merger Subs
The obligations of Chesapeake, Merger Sub Inc. and Merger Sub LLC to consummate the merger are subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived exclusively by Chesapeake, in whole or in part, to the extent permitted by applicable law:
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certain representations and warranties of Vine set forth in the merger agreement regarding organization, standing and power, capital structure, authority and absence of certain changes or events must have been true and correct as of August 10, 2021 and must be true and correct as of the closing date, as though made on and as of the closing date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies due to the conversion of the Holdings Units pursuant to the merger agreement) (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time);
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certain other representations and warranties of Vine set forth in the merger agreement relating to capital structure must have been true and correct in all material respects as of August 10, 2021 and must be true and correct in all material respects as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct in all material respects only as of such date or period of time);

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all other representations and warranties of Vine set forth in the merger agreement must have been true and correct as of August 10, 2021 and must be true and correct as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Vine material adverse effect”) would not reasonably be expected to have, individually or in the aggregate, a Vine material adverse effect;

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Vine must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by it under the merger agreement at or prior to the effective time;

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Chesapeake must have received a certificate of Vine signed by an executive officer of Vine, dated as of the closing date, confirming that the conditions in the four bullets above have been satisfied; and

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100% of the Holdings Units issued and outstanding as of immediately prior to the effective time must have been converted into Vine Class A common stock, and each Holdings Unit, together with each corresponding share of Vine Class B common stock, must have been canceled and no longer be outstanding.

Additional Conditions to the Obligations of Vine
The obligation of Vine to consummate the merger is subject to the satisfaction at or prior to the effective time of the following conditions, any or all of which may be waived exclusively by Vine, in whole or in part, to the extent permitted by applicable law:
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certain representations and warranties of Chesapeake and the Merger Subs set forth in the merger agreement regarding organization, standing and power, capital structure, authority and absence of certain changes or events must have been true and correct as of August 10, 2021 and must be true and correct as of the closing date, as though made on and as of the closing date (except, with respect to certain representations and warranties regarding capital stock, for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time);

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certain other representations and warranties of Chesapeake set forth in the merger agreement relating to capital structure must have been true and correct in all material respects as of August 10, 2021 and must be true and correct in all material respects as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct in all material respects only as of such date or period of time);

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all other representations and warranties of Chesapeake and the Merger Subs set forth in the merger agreement must have been true and correct as of August 10, 2021 and must be true and correct as of the closing date, as though made on and as of the closing date (except that representations and warranties that speak as of a specified date or period of time must have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to

“materiality,” “in all material respects” or “Chesapeake material adverse effect”) would not reasonably be expected to have, individually or in the aggregate, a Chesapeake material adverse effect;
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Chesapeake, Merger Sub Inc. and Merger Sub LLC each must have performed, or complied with, in all material respects, all agreements and covenants required to be performed or complied with by them under the merger agreement at or prior to the effective time; and

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Vine must have received a certificate of Chesapeake signed by an executive officer of Chesapeake, dated as of the closing date, confirming that the conditions in the four bullets above have been satisfied.

Frustration of Closing Conditions
None of the parties to the merger agreement may rely, either as a basis for not consummating the merger or for terminating the merger agreement, on the failure of any condition set forth above, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of the merger agreement.
Termination
Termination Rights
Chesapeake and Vine may terminate the merger agreement and abandon the merger and the other transactions prior to the effective time by mutual written consent of Chesapeake and Vine.
The merger agreement may also be terminated by either Chesapeake or Vine prior to the effective time in any of the following situations:
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if any governmental entity having jurisdiction over any party to the merger agreement has issued, entered, enacted or promulgated any law, order, decree, ruling or injunction or taken any other action permanently restraining, enjoining, making illegal or unlawful, or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement and such law, order, decree, ruling or injunction or other action has become final and nonappealable, provided that the right to terminate the merger agreement as described in this bullet will not be available to any party whose material breach of any material covenant or agreement under the merger agreement has been the primary cause of or resulted in the action or event described in this bullet occurring;

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if the merger has not been consummated on or before 5:00 p.m. central time on February 10, 2022 (such date, the “outside date”) (except that, if at such time all of the closing conditions set forth above, except for certain closing conditions relating to regulatory approval, have been satisfied or are capable of being satisfied at such time, the outside date will be automatically extended to June 24, 2022), provided that the right to terminate the merger agreement as described in this bullet will not be available to any party whose material breach of any material covenant or agreement under the merger agreement has been the cause of or resulted in the failure of the merger to occur on or before such date;

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in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the merger agreement that would give rise to the failure of an applicable closing condition (and such violation or breach is not curable prior to the outside date, or if curable prior to the outside date, has not been cured by the earlier of (i) 30 days after the giving of written notice to the breaching party of such breach and (ii) two business days prior to the outside date) (a “terminable breach”), so long as the terminating party is not then in terminable breach of any representation, warranty, covenant or other agreement contained in the merger agreement; or

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if the Vine stockholders do not approve the merger proposal upon a vote held at a duly held Vine special meeting, or at any adjournment or postponement of the Vine special meeting.

In addition, the merger agreement may be terminated by Chesapeake if prior to, but not after, the approval of the merger proposal by Vine stockholders, the Vine board has effected a change of recommendation (whether or not such change of recommendation is permitted by the merger agreement).

In addition, the merger agreement may be terminated by Vine in order to enter into a definitive agreement with respect to a superior proposal; provided, however, that (i) Vine shall not have breached any of its obligations under the applicable section of the merger agreement relating to non-solicitation by Vine (other than a de minimis breach), (ii) such definitive agreement with respect to such superior proposal shall be entered into substantially concurrently with the termination of the merger agreement as described in this paragraph and (iii) Vine shall pay the termination fee concurrently with such termination.
Termination Fee Payable by Vine
The merger agreement requires Vine to pay Chesapeake a termination fee of $45 million if:
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Chesapeake terminates the merger agreement due to a change of recommendation;

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Vine terminates the merger agreement to enter into a definitive agreement with respect to a superior proposal;

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Chesapeake or Vine terminates the merger agreement due to a failure to consummate the merger before the applicable outside date or due to failure to obtain Vine stockholder approval at a time when Chesapeake would have been entitled to terminate the merger agreement due to a change of recommendation; or

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(i) (A) Chesapeake or Vine terminates the merger agreement due to the failure to obtain Vine stockholder approval or failure to consummate the merger before the applicable outside date at a time when the merger agreement could have been terminated due to the failure to obtain Vine stockholder approval, and on or before the date of any such termination a competing proposal was publicly announced or publicly disclosed and not publicly withdrawn at least five business days prior to the Vine special meeting or (B) Vine terminates the merger agreement due to a failure to consummate the merger by the outside date at a time when Chesapeake would be permitted to terminate the merger agreement due to a Vine terminable breach or Chesapeake terminates the merger agreement due to a Vine terminable breach and following the execution of the merger agreement and on or before the date of any such termination a competing proposal has been announced, disclosed and not withdrawn at least five business days prior to the date of such termination and (ii) within 12 months after the date of such termination, Vine enters into a definitive agreement with respect to a competing proposal (or publicly approves or recommends to the Vine stockholders or otherwise does not oppose, in the case of a tender or exchange offer, a competing proposal) or consummates a competing proposal. For purposes of this paragraph, any reference in the definition of competing proposal to “25%” will be deemed to be a reference to “50%.”

Certain Limitations and Other Agreements related to Termination Fee
In connection with the provisions of the merger agreement regarding the termination fee payable by Vine, Vine and Chesapeake have agreed that (i) in no event will Chesapeake be entitled to receive more than one payment of the termination fee, (ii) Chesapeake may simultaneously pursue a grant of specific performance and payment of the termination fee, but if the termination fee becomes payable, then upon the payment of the termination fee, Vine shall have no further liability of any kind to Chesapeake in respect of the merger agreement or the transactions contemplated thereby, except liability for fraud, or a willful or material breach of the merger agreement.
Effect of Termination
In the event of termination of the merger agreement pursuant to the provisions described in the section entitled “The Merger Agreement — Termination” beginning on page 108, the merger agreement (other than certain provisions as set forth in the merger agreement) will become void and of no effect with no liability on the part of any party to the merger agreement. However, except as otherwise expressly provided in the merger agreement, no termination of the merger agreement will relieve any party to the merger agreement of any liability or damages to the other parties resulting from any willful and material breach of the merger agreement or fraud.

Expenses
Except as otherwise provided in the merger agreement, whether or not the merger is completed, all costs and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring the expense. Notwithstanding the foregoing, Chesapeake and Vine have each agreed to be responsible for the payment of 50% of the HSR filing fee applicable to the merger.
Specific Performance; Remedies
The parties to the merger agreement have agreed that each will be entitled to seek an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement. The parties accordingly have agreed that the non-breaching party will be entitled to injunctive and other equitable relief and the alleged breaching party will not raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or enforce compliance with, the covenants and obligations of such party under the merger agreement, nor plead in defense thereto that there would be an adequate remedy at law.
No Third-Party Beneficiaries
Nothing in the merger agreement, express or implied, is intended to or confers upon any person other than Chesapeake, Vine, Holdings and the Merger Subs any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement, except:
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from and after the effective time of the merger, the rights of the holders of shares of Vine common stock and Vine restricted stock unit awards to receive the merger consideration; and

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the right of the indemnified persons to enforce the obligations described under “The Merger Agreement — Indemnification; Directors’ and Officers’ Insurance” beginning on page 102.

Amendment
The merger agreement may be amended in writing at any time; however, after the approval by Vine stockholders of the merger proposal, no amendment may be made that requires further approval by Vine stockholders under applicable law unless such further approval is first obtained. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
Governing Law
The merger agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to the merger agreement, or the negotiation, execution or performance of the merger agreement, are governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS
The following discussion addresses the material U.S. federal income tax consequences of the integrated mergers to U.S. holders (as defined below) of shares of Vine common stock that exchange their shares of Vine common stock for the merger consideration. The discussion is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as currently in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect) and all of which are subject to differing interpretations. Any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion assumes that the integrated mergers will be completed in accordance with the merger agreement and as further described in this proxy statement/prospectus.
This discussion applies only to U.S. holders of Vine common stock that hold their shares of Vine common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the tax consequences of the integrated mergers and, in particular, does not address any consequences arising under the alternative minimum tax, unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010 or the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury regulations promulgated thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith), nor does it address tax considerations arising under foreign, state, or local laws, or U.S. federal laws other than those pertaining to U.S. federal income tax. This discussion also does not address all aspects of U.S. federal taxation that may be relevant to a particular U.S. holder in light of its particular circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including, for example:
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banks, thrifts, mutual funds, or other financial institutions;

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partnerships, S corporations or other pass-through entities (or investors in partnerships, S corporations or other pass-through entities);

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persons subject to the alternative minimum tax;

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insurance companies;

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tax-exempt organizations or governmental organizations;

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dealers or brokers in stocks and securities, commodities or currencies;

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traders in securities that elect to use a mark-to-market method of accounting;

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individual retirement or other deferred accounts;

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persons that hold shares of Vine common stock as part of a straddle, hedge, appreciated financial position, constructive sale, conversion, integrated or other risk reduction transaction;

•
regulated investment companies;

•
real estate investment trusts;

•
“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
persons whose “functional currency” is not the U.S. dollar;

•
persons who are not citizens or residents of the United States;

•
U.S. expatriates or former long-term residents of the United States;

•
holders who actually or constructively own (or actually or constructively held at any time during the five year period ending on the date of the disposition of such holder’s shares of Vine common stock pursuant to the merger) 5% or more of the outstanding shares of Vine common stock;

•
holders that exercise dissenters’ or appraisal rights; and

•
holders who acquired their shares of Vine common stock through (i) the exercise of an employee stock option, as a restricted stock award, or otherwise as compensation or through a tax-qualified retirement plan or (ii) the conversion of their Holdings membership interests designated as Holdings Units, and each corresponding share of Vine’s Class B common stock, into Vine Class A common stock immediately prior to the effective time of the First Merger.
For purposes of this discussion, the term “U.S. holder” refers to a beneficial owner of Vine common stock that is for U.S. federal income tax purposes:
•
an individual citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

•
a trust that (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more U.S. persons have the authority to control all substantial decisions of such trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or]

•
an estate that is subject to U.S. federal income taxation on its income regardless of its source.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds shares of Vine common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and partnership. Partnerships and partners in such partnerships should consult their tax advisors about the tax consequences of the integrated mergers to them.
THIS DISCUSSION IS NOT TAX ADVICE. THE ACTUAL TAX CONSEQUENCES OF THE INTEGRATED MERGERS TO YOU MAY BE COMPLEX AND WILL DEPEND ON YOUR SPECIFIC SITUATION AND ON FACTORS THAT ARE NOT WITHIN CHESAPEAKE’S OR VINE’S CONTROL. YOU SHOULD CONSULT WITH YOUR OWN TAX ADVISOR AS TO THE TAX CONSEQUENCES OF THE INTEGRATED MERGERS (INCLUDING THE OWNERSHIP AND DISPOSITION OF CHESAPEAKE COMMON STOCK RECEIVED IN THE INTEGRATED MERGERS) IN YOUR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL OR FOREIGN AND OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.
Chesapeake and Vine intend for the integrated mergers, taken together, to be treated as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes. However, it is not a condition to Chesapeake’s obligation or Vine’s obligation to complete the transactions that the integrated mergers, taken together, qualify as a “reorganization.” Moreover, neither Chesapeake nor Vine intends to request any ruling from the IRS regarding any matters relating to the integrated mergers, and, consequently, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position to the contrary to any of the positions set forth below. If the IRS were to challenge the “reorganization” status of the integrated mergers successfully or the form or structure of the integrated mergers was changed in a manner such that it did not qualify as a “reorganization,” holders of Vine common stock could be subject to additional U.S. federal income tax in connection with their receipt of Chesapeake common stock in the integrated mergers.
Tax Consequences if the Integrated Mergers, Taken Together, Qualify as a “Reorganization” Described in Section 368(a) of the Code
Exchange of Shares of Vine Common Stock for Merger Consideration
U.S. holders who exchange all of their shares of Vine common stock for the merger consideration generally will not recognize any realized loss but will recognize any realized gain as a result of the integrated mergers equal to the lesser of (i) the excess, if any, of (A) the sum of the fair market value of Chesapeake common stock (including any fractional share of Chesapeake common stock deemed received and redeemed for cash, as discussed below) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Chesapeake common stock) received by such U.S. holder pursuant to the integrated mergers over (B) such U.S. holder’s adjusted tax basis in the Vine common stock surrendered pursuant to the integrated mergers and (ii) the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Chesapeake common stock) received by such U.S. holder pursuant to the integrated mergers. Any gain recognized will generally be capital gain, and will be long-term capital gain if, as of the effective date of the integrated mergers, such U.S. holder’s holding period for such Vine common stock surrendered pursuant to the integrated mergers is greater than one year. For U.S. holders of shares of Vine common stock that are non-corporate holders, long-term capital gains generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains.
In some cases, if a U.S. holder actually or constructively owns Chesapeake common stock after the integrated mergers, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Code, in which case such U.S. holder could have dividend income up to the amount of the cash consideration received. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a U.S. holder, including the application of certain constructive ownership rules, U.S. holders should consult their tax advisors regarding the potential tax consequences of the integrated mergers to them, and U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code.
Each U.S. holder’s aggregate tax basis in the shares of Chesapeake common stock received in the integrated mergers (including any fractional share of Chesapeake common stock deemed received and redeemed for cash, as discussed below) will equal such U.S. holder’s aggregate adjusted tax basis in the shares of Vine common stock surrendered in the integrated mergers, less the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Chesapeake common stock) received pursuant to the integrated mergers, plus any gain, if any, recognized as a result of the integrated mergers (other than any gain recognized in respect of cash received in lieu of a fractional share of Chesapeake common stock). The holding period of the shares of Chesapeake common stock received by a U.S. holder in the integrated mergers (including any fractional share deemed received and redeemed for cash, as discussed below) will include such U.S. holder’s holding period for the shares of Vine common stock surrendered in the integrated mergers.
If a U.S. holder holds different blocks of Vine common stock (generally, Vine common stock acquired on different dates or at different prices), such U.S. holder should consult its tax advisor with respect to the determination of the tax bases and/or holding periods of the particular shares of Chesapeake common stock received in the integrated mergers.
Receipt of Cash Upon the Deemed Sale of a Fractional Share
A U.S. holder of shares of Vine common stock who receives cash in lieu of a fractional share of Chesapeake common stock will be treated as if such U.S. holder had received such fractional share of Chesapeake common stock pursuant to the integrated mergers and as if such fractional share of Chesapeake common stock had then been redeemed for cash by Chesapeake. Such redemption generally will be treated as a distribution in full payment in exchange for such U.S. holder’s fractional share and will generally result in such U.S. holder recognizing gain or loss equal to the difference, if any, between the amount of cash received and the tax basis in such fractional share (determined as described above), unless the receipt of cash has the effect of a distribution of a dividend under the applicable provisions of the Code, in which case such cash received would be treated as a dividend to the extent of such tendering U.S. holder’s ratable share of earnings and profits as determined for U.S. federal income tax purposes. Because the possibility of dividend treatment depends primarily upon the particular circumstances of a U.S. holder, including the application of certain constructive ownership rules, U.S. holders should consult their tax advisors regarding the potential tax consequences of the integrated mergers to them, and U.S. holders that are corporations should consult their tax advisors regarding the potential applicability of the “extraordinary dividend” provisions of the Code. Any gain or loss recognized will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the integrated mergers, such U.S. holder’s holding period for such fractional share (determined as described above) is greater than one year. For U.S. holders of shares of Vine common stock that are non-corporate holders, long-term capital gains generally will be taxed at a U.S. federal income tax rate that is lower than the rate for ordinary income or for short-term capital gains. The deductibility of capital losses is subject to limitations.

Tax Consequences if the Integrated Mergers Do Not Qualify as a “Reorganization” Described in Section 368(a) of the Code
If the integrated mergers do not qualify as a “reorganization” described in Section 368(a) of the Code for U.S. federal income tax purposes, then a U.S. holder who exchanges all of its shares of Vine common stock for the merger consideration generally will recognize gain or loss as a result of the integrated mergers equal to the difference, if any, between (i) the sum of the fair market value of Chesapeake common stock (including any fractional share of Chesapeake common stock deemed received and redeemed for cash, as discussed above) and the amount of cash consideration (excluding the amount of any cash in lieu of a fractional share of Chesapeake common stock) received by such U.S. holder pursuant to the integrated mergers and (ii) such U.S. holder’s adjusted tax basis in the Vine common stock surrendered pursuant to the integrated mergers. Gain or loss must be calculated separately for each block of Vine common stock exchanged by such U.S. holder if such blocks were acquired at different times or for different prices. Any gain or loss so recognized will be long-term capital gain or loss if the U.S. holder’s holding period in a particular block of Vine common stock exceeds one year at the effective time of the integrated mergers. A U.S. holder’s aggregate tax basis in the Chesapeake common stock received in the integrated mergers will equal the fair market value of such shares of Chesapeake common stock as of the effective time of the integrated mergers, and the holding period of such Chesapeake common stock will begin on the date after the integrated mergers.
Backup Withholding and Information Reporting
Payments of the merger consideration generally will be subject to information reporting and may be subject to U.S. federal backup withholding (currently, at a rate of 24%). To prevent backup withholding, U.S. holders of Vine common stock should provide the exchange agent with a properly completed IRS Form W-9 included in the letter of transmittal to be delivered to such U.S. holder. Backup withholding is not an additional tax. Any amounts withheld from payments to a U.S. holder of shares of Vine common stock under the backup withholding rules may be allowed as a refund or credit against a U.S. holder’s federal income tax liability; provided that such U.S. holder timely furnishes the required information to the IRS. The IRS may impose a penalty upon any taxpayer that fails to provide the correct taxpayer identification number.
THE PRECEDING DISCUSSION IS INTENDED ONLY AS AN OVERVIEW OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE INTEGRATED MERGERS. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO YOU. THUS, YOU ARE STRONGLY ENCOURAGED TO CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES RESULTING FROM THE INTEGRATED MERGERS, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
On August 10, 2021, Chesapeake Energy Corporation (“Chesapeake”), Hannibal Merger Sub, Inc., a wholly owned subsidiary of Chesapeake (“Merger Sub Inc.”), Hannibal Merger Sub, LLC, a wholly owned subsidiary of Chesapeake (“Merger Sub LLC” and, together with Merger Sub Inc., “Merger Subs”), Vine Energy Inc. (“Vine”) and Vine Energy Holdings LLC (“Holdings”) entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “merger agreement”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub Inc. will be merged with and into Vine, with Vine continuing as the surviving corporation (in such capacity, the “surviving corporation”) and as a wholly owned subsidiary of Chesapeake (the “First Merger”) and immediately after the First Merger, the surviving corporation will be merged with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving company following such merger (in such capacity, the “surviving company”) and as a wholly owned subsidiary of Chesapeake (the “Second Merger” and, together with the First Merger, the “merger”). If the merger is completed, each eligible share of Vine common stock (other than (i) shares held in treasury by Vine, (ii) shares owned by Chesapeake or the Merger Subs and, in each case, not held on behalf of third parties and (iii) certain shares of Vine common stock subject to stock-based awards that will be treated in the manner described in the section entitled “The Merger Agreement — Treatment of Vine Equity Awards in the Merger” beginning on page 83) issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.2486 shares of Chesapeake common stock (the “exchange ratio”) and $1.20 in cash (the “merger consideration”).
The following unaudited pro forma condensed combined financial information (the “pro forma financial statements”) have been prepared to give effect to certain transactions of Chesapeake and Vine as further described below.
On May 17, 2021, Chesapeake filed a Current Report on Form 8-K containing pro forma financial statements to reflect the following:
•
Chesapeake’s Fifth Amended Joint Chapter 11 Plan of Reorganization, which became effective on February 9, 2021, and its application of fresh start accounting on February 9, 2021. References to “Successor” relate to the results of operations of Chesapeake subsequent to February 9, 2021, and references to “Predecessor” relate to the results of operations of Chesapeake prior to, and including, February 9, 2021.

On March 19, 2021, Vine filed a Final Prospectus pursuant to Rule 424(b)(4), which is included as Annex E, containing pro forma financial statements to reflect the following transactions:
•
As part of a business combination transaction, the existing owners who prior to the completion of the business combination directly held interests in Vine Oil & Gas, Vine Oil & Gas GP, Brix, Brix GP, Harvest and Harvest GP contributed such equity interests to Holdings in exchange for newly issued equity in Holdings (the “Brix Companies Acquisition”). For purposes of effecting the Brix Companies Acquisition, Vine Oil & Gas and Brix were not considered to be entities under common control for financial reporting purposes, whereas Brix and Harvest were considered to be entities under common management for reporting purposes. Accordingly, Vine Oil & Gas was identified as the accounting acquirer. The Brix Companies Acquisition was accounted for as a business combination under the acquisition method in accordance with Accounting Standards Codification 805, Business Combinations.

The unaudited pro forma condensed combined financial statements contained herein have bene further adjusted to reflect the following transactions:
•
On August 10, 2021, Chesapeake and Vine entered into the merger agreement. Under the terms and conditions contained in the merger agreement, and upon the completion of the merger, holders of shares of Vine common stock will receive fixed consideration of 0.2486 shares of Chesapeake common stock plus $1.20 cash per share of Vine common stock.

•
As part of the merger, Chesapeake intends to repay Vine’s new revolving bank loan (the “New RBL”) of approximately $35 million and second lien credit facility of approximately $150 million for approximately $202 million, including a $17 million make whole premium on the second lien credit facility.

The unaudited pro forma condensed combined financial statements have been prepared from the respective historical consolidated financial statements and previously filed pro forma financial information of Chesapeake and Vine, adjusted to give effect to the merger. The unaudited pro forma condensed combined balance sheet (the “pro forma balance sheet”) combines the historical condensed consolidated balance sheets of Chesapeake and Vine as of June 30, 2021, giving effect to the merger as if it had been completed on June 30, 2021. No pro forma balance sheet of Chesapeake giving effect to Chesapeake’s emergence from bankruptcy and application of fresh start accounting or of Vine giving effect to the Brix Companies Acquisition is presented because the effects have been reflected in each company’s condensed consolidated balance sheet as of June 30, 2021. The unaudited pro forma condensed combined statements of operations (the “pro forma statements of operations”) for the year ended December 31, 2020 and the six months ended June 30, 2021 combine the historical consolidated statements of operations of Chesapeake and Vine as well as previously filed unaudited pro forma statements of operations of Chesapeake (giving effect to the emergence from bankruptcy and application of fresh start accounting) and Vine (giving effect to the Brix Companies Acquisition), with the effects of the merger as if it had been completed on January 1, 2020.
The unaudited condensed combined pro forma financial statements reflect the following pro forma adjustments related to the merger, based on available information and certain assumptions that Chesapeake believes are reasonable:
•
Chesapeake’s merger with Vine, which will be accounted for using the acquisition method of accounting, with Chesapeake identified as the accounting acquirer, which is described in the section entitled “The Merger — Accounting Treatment of the Merger” beginning on page 76;

•
the pro forma financial statements contain certain reclassification adjustments to conform the historical Vine financial presentation to Chesapeake's financial statement presentations;

•
the cancellation of Vine’s Tax Receivable Agreement;

•
the assumption of liabilities by Chesapeake for any transaction-related expenses; and

•
the estimated tax impact of pro forma adjustments.

The unaudited pro forma condensed combined financial statements have been developed from and should be read in conjunction with:
•
the accompanying notes to the unaudited pro forma condensed combined financial statements;

•
the historical audited consolidated financial statements of Chesapeake as of and for the year ended December 31, 2020, included in Chesapeake’s Annual Report on Form 10-K and incorporated by reference into this document;

•
the historical audited financial statements of Vine as of and for the year ended December 31, 2020 and the historical audited combined financial statements of Brix Oil and Gas Holdings LP and Harvest Royalty Holdings LP as of and for the year ended December 31, 2020, included in Vine’s Final Prospectus filed pursuant to Rule 424(b)(4) dated March 19, 2021 and included in this document as Annex E;

•
the historical unaudited condensed consolidated financial statements of Chesapeake as of and for the six months ended June 30, 2021, included in Chesapeake’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and incorporated by reference into this document;

•
the historical unaudited condensed consolidated financial statements of Vine as of and for the six months ended June 30, 2021, included in Vine’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 and included in this document as Annex F;

•
the unaudited pro forma condensed consolidated statement of operations of Chesapeake for the year ended December 31, 2020 included in Chesapeake’s Current Report on Form 8-K dated May 17, 2021 and incorporated by reference into this document;

•
the unaudited pro forma condensed combined statement of operations of Vine for the year ended December 31, 2020 included in Vine’s Final Prospectus filed pursuant to Rule 424(b)(4) dated March 19, 2021 and included in this document as Annex E; and

•
other information relating to Chesapeake and Vine contained in or, solely in the case of Chesapeake, incorporated by reference into this joint proxy statement/prospectus.

The pro forma financial statements are presented to reflect the merger and do not represent what Chesapeake’s financial position or results of operations would have been had the merger occurred on the dates noted above, nor do they project the financial position or results of operations of the combined company following the merger. The pro forma financial statements are intended to provide information about the continuing impact of the merger as if it had been consummated earlier. The pro forma adjustments are based on available information and certain assumptions that management believes are factually supportable as further described below. In the opinion of management, all adjustments necessary to present fairly the pro forma financial statements have been made.
Chesapeake and Vine anticipate that certain non-recurring charges will be incurred in connection with the merger, the substantial majority of which consist of employee retention costs, fees paid to financial, legal and accounting advisors, integration costs and filing fees. Any such charge could affect the future results of the post-acquisition company in the period in which such charges are incurred; however, these costs are not expected to be incurred in any period beyond 12 months from the closing date of the merger. Accordingly, the pro forma balance sheet and pro forma statement of operations reflect an estimated accrual for the effects of these non-recurring charges, which are not included in the historical balance sheets and statements of operations of Chesapeake or Vine for any of the historical periods presented.
The pro forma financial statements do not include the realization of any cost savings from operating efficiencies, synergies or other restructuring activities that might result from the merger. Further, there may be additional charges related to the restructuring or other integration activities resulting from the merger, the timing, nature and amount of which management cannot identify as of the date of this proxy statement/prospectus, and thus, such charges are not reflected in the pro forma financial statements.
As of the date of this proxy statement/prospectus, Chesapeake has used currently available information to determine preliminary fair value estimates for the merger consideration and its allocation to the Vine tangible assets and identifiable intangible assets acquired and liabilities assumed. Until the merger is completed, Chesapeake and Vine are limited in their ability to share certain information. Therefore, Chesapeake estimated the fair value of Vine’s assets and liabilities based on reviews of Vine’s SEC filings, preliminary valuation studies, allowed discussions with Vine’s management and other due diligence procedures. The assumptions and estimates used to determine the preliminary purchase price allocation and fair value adjustments are described in the notes accompanying the unaudited pro forma condensed combined financial statements.
The final determination of the fair value of Vine’s assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of Vine that exist as of the closing date of the merger and, therefore, cannot be made prior to the completion of the merger. In addition, the value of the consideration to be paid by Chesapeake upon the consummation of the merger will be determined based on the closing price of Chesapeake’s common stock on the closing date of the merger.
As a result of the foregoing, the pro forma adjustments are preliminary and subject to change as additional information becomes available and additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma condensed combined financial statements presented herein. Any increases or decreases in the fair value of assets acquired and liabilities assumed upon completion of the final valuation will result in adjustments to the unaudited pro forma condensed combined balance sheet and if applicable, the unaudited pro forma condensed combined statements of operations. The final purchase price allocation may be materially different than that reflected in the preliminary purchase price allocation presented herein.

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
JUNE 30, 2021
($ IN MILLIONS)
			Transaction Adjustments
	Chesapeake Historical	Vine Historical	Reclass Adjustments (Note 3)	Pro Forma Adjustments (Note 3)	Chesapeake Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$612	$55	$—	$(92)(b)	$373
	—	—	—	(202)(c)
Restricted cash	10	—	—	—	10
Accounts receivable, net	674	116	17(a)	—	807
Joint interest billing receivable	—	17	(17)(a)	—	—
Other current assets	58	7	—	—	65
Total current assets	1,354	195	—	(294)	1,255
Property and equipment:
Oil and natural gas properties, successful efforts method
Proved oil and natural gas properties	4,960	3,247	—	(1,069)(d)	7,138
Unproved properties	442	90	—	508(d)	1,040
Other property and equipment	491	12	—	—	503
Total property and equipment	5,893	3,349	—	(561)	8,681
Less: accumulated depreciation, depletion and amortization	(346)	(1,599)	—	1,599(d)	(346)
Property and equipment held for sale, net	3	—	—	—	3
Total property and equipment, net	5,550	1,750	—	1,038	8,338
Operating lease right-of-use assets	—	16	(16)(a)	—	—
Other long-term assets	95	11	16(a)	(10)(d)	112
Total assets	$6,999	$1,972	$—	$734	$9,705
Liabilities and equity (deficit)
Current liabilities:
Accounts payable	$281	$7	$—	$—	$288
Accrued interest	24	—	—	—	24
Short-term derivative liabilities	780	271	—	—	1,051
Accrued liabilities	—	112	(112)(a)	—	—
Revenue payable	—	52	(52)(a)	—	—
Operating leases	—	9	(9)(a)	—	—
Other current liabilities	781	—	173(a)	45(e)	999
Total current liabilities	1,866	451	—	45	2,362
Long-term debt, net	1,261	—	1,110(a)	91(d)	2,282
				(180)(c)
New RBL	—	35	(35)(a)	—	—
Second lien credit facility	—	145	(145)(a)	—	—
Unsecured debt	—	930	(930)(a)	—	—
Long-term derivative liabilities	211	113	—	—	324
Asset retirement obligations, net of current portion	241	24	—	—	265
Other long-term liabilities	7	—	6(a)	—	13
Tax Receivable Agreement liability	—	7	—	(7)(f)	—
Operating leases	—	6	(6)(a)	—	—
Total liabilities	3,586	1,711	—	(51)	5,246
Stockholders’ equity (deficit):
Common stock	1	1	—	(1)(g)	1
Additional paid-in capital	3,590	355	—	(355)(g)	4,650
	—	—	—	1,060(h)
Accumulated deficit	(178)	(214)	—	214(g)	(192)
	—	—	—	53(i)
	—	—	—	(45)(e)
	—	—	—	(22)(c)
Total stockholders’ equity (deficit)	3,413	142	—	904	4,459
Noncontrolling interests	—	119		(119)(j)	—
Total equity (deficit)	3,413	261	—	785	4,459
Total liabilities and stockholders’ equity (deficit)	$6,999	$1,972	$—	$734	$9,705

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021
($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
										Transaction Adjustments
	Historical Predecessor (Jan. 1, 2021 through Feb. 9, 2021)	Historical Successor (Feb. 10, 2021 through June 30, 2021)	Reorganization Adjustments (Note 3)	Fresh Start Adjustments (Note 3)	Chesapeake Pro Forma	Vine Historical	Brix Companies Historical Through March 17, 2021	Brix Companies Acquisition Adjustments (Note 3)	Vine Pro Forma	Reclass Adjustments (Note 3)	Pro Forma Adjustments (Note 3)	Chesapeake Pro Forma Combined
Revenues and other:
Oil, natural gas and NGL	$398	$1,445	$—	$—	$1,843	$388	$47	$—	$435	$—	$—	$2,278
Marketing	239	816	—	—	1,055	—	—	—	—	—	—	1,055
Oil and natural gas derivatives	(382)	(694)	—	—	(1,076)	—	—	—	—	(339)(a)	—	(1,415)
Realized (loss) gain on commodity derivatives	—	—	—	—	—	(25)	(2)	—	(27)	27(a)	—	—
Unrealized (loss) gain on commodity derivatives	—	—	—	—	—	(309)	(3)	—	(312)	312(a)	—	—
Gains on sales of assets	5	6	—	—	11	—	—	—	—	—	—	11
Total revenues and other	260	1,573	—	—	1,833	54	42	—	96	—	—	1,929
Operating expenses:
Production	32	114	—	—	146	32	4	—	36	—	—	182
Gathering, processing and transportation	102	322	—	—	424	49	6	—	55	—	—	479
Severance and ad valorem taxes	18	65	—		83	10	1	—	11	—	—	94
Marketing	237	815	—	—	1,052	—	—	—	—	—	—	1,052
General and administrative	21	39	—	—	60	7	1	—	8	14(a)	—	82
Monitoring fee	—	—	—	—	—	2	2	(4)(o)	—	—	—	—
Stock-based compensation for Existing Management Owners	—	—	—	—	—	14	—	—	14	(14)(a)	—	—
Separation and other termination costs	22	11	—	—	33	—	—	—	—	—	—	33
Depreciation, depletion and amortization	72	351	—	29(l)	452	222	31	(21)(o)	232	—	(4)(p)	680
Impairments	—	1	—	—	1	—	—	—	—	—	—	1
Exploration	2	2	—	—	4	—	—	—	—	—	—	4
Other operating income	(12)	(2)	—	—	(14)	—	—	—	—	—	—	(14)
Total operating expenses	494	1,718	—	29	2,241	336	45	(25)	356	—	(4)	2,593
Loss from operations	(234)	(145)	—	(29)	(408)	(282)	(3)	25	(260)	—	4	(664)

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2021
($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
										Transaction Adjustments
	Historical Predecessor (Jan. 1, 2021 through Feb. 9, 2021)	Historical Successor (Feb. 10, 2021 through June 30, 2021)	Reorganization Adjustments (Note 3)	Fresh Start Adjustments (Note 3)	Chesapeake Pro Forma	Vine Historical	Brix Companies Historical Through March 17, 2021	Brix Companies Acquisition Adjustments (Note 3)	Vine Pro Forma	Reclass Adjustments (Note 3)	Pro Forma Adjustments (Note 3)	Chesapeake Pro Forma Combined
Other income (expense):
Interest expense	(11)	(30)	4(k)	—	(37)	(53)	(2)	(2)(o)	(57)	—	29(q)	(65)
Loss on extinguishment of debt	—	—	—	—	—	(78)	—	5(o)	(73)	—	—	(73)
Other income	2	31	—	—	33	—	—	—	—	—	—	33
Reorganization items, net	5,569	—	(5,368)(k)	(201)(m)	—	—	—	—	—	—	—	—
Total other income (expense)	5,560	1	(5,364)	(201)	(4)	(131)	(2)	3	(130)	—	29	(105)
Income (loss) before income taxes	5,326	(144)	(5,364)	(230)	(412)	(413)	(5)	28	(390)	—	33	(769)
Income tax expense (benefit)	(57)	—	—	57(n)	—	5	—	—	5	—	—	5
Net income (loss)	5,383	(144)	(5,364)	(287)	(412)	(418)	(5)	28	(395)	—	33	(774)
Net loss attributable to Predecessor	—	—	—	—	—	29	—	(29)(o)	—	—	—	—
Net loss attributable to noncontrolling interests	—	—	—	—	—	175	—	2(o)	177	—	(177)(j)	—
Net income (loss) available to common stockholders	$5,383	$(144)	$(5,364)	$(287)	$(412)	$(214)	$(5)	$1	$(218)	$—	$(144)	$(774)
Earnings (loss) per common share:
Basic	$550.35	$(1.47)										$(6.61)
Diluted	$534.51	$(1.47)										$(6.61)
Weighted average common and common equivalent shares outstanding (in thousands):
Basic	9,781	97,922									19,135(r)	117,057
Diluted	10,071	97,922									19,135(r)	117,057

CHESAPEAKE ENERGY CORPORATION AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020
($ IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
			Transaction Adjustments
	Chesapeake Pro Forma	Vine Pro Forma	Reclass Adjustments (Note 3)	Pro Forma Adjustments (Note 3)	Chesapeake Pro Forma Combined
Revenues and other:
Oil, natural gas and NGL	$2,745	$571	$—	$—	$3,316
Marketing	1,869	—	—	—	1,869
Oil and natural gas derivatives	596	—	(43)(a)	—	553
Realized (loss) gain on commodity derivatives	—	162	(162)(a)	—	—
Unrealized (loss) gain on commodity derivatives	—	(205)	205(a)	—	—
Gain on sales of assets	30	—	—	—	30
Total revenues and other	5,240	528	—	—	5,768
Operating expenses:
Production	373	66	—	—	439
Gathering, processing and transportation	1,082	102	—	—	1,184
Severance and ad valorem taxes	149	18	—	—	167
Exploration	427	—	—	—	427
Marketing	1,889	—	—	—	1,889
General and administrative	267	15	—	—	282
Separation and other termination costs	44	—	—	—	44
Depreciation, depletion and amortization	980	392	—	132(p)	1,504
Impairments	8,535	—	—	—	8,535
Other operating expense	80	—	8(a)	45(e)	133
Strategic	—	2	(2)(a)	—	—
Write-off of deferred IPO expenses	—	6	(6)(a)	—	—
Total operating expenses	13,826	601	—	177	14,604
Loss from operations	(8,586)	(73)	—	(177)	(8,836)
Other income (expense):
Interest expense	(81)	(116)	—	64(q)	(133)
Gains (losses) on purchases or exchanges of debt	65	—	—	(22)(c)	43
Other income (expense)	(4)	—	—	7(f)	3
Total other expense	(20)	(116)	—	49	(87)
Loss before income taxes	(8,606)	(189)	—	(128)	(8,923)
Current income tax benefit	(9)	—	—	—	(9)
Deferred income tax benefit	(10)	—	—	(53)(i)	(63)
Income tax benefit	(19)	—	—	(53)	(72)
Net loss	(8,587)	(189)	—	(75)	(8,851)
Net loss attributable to noncontrolling interests	16	96	—	(96)(j)	16
Net loss attributable to Chesapeake	(8,571)	(93)	—	(171)	(8,835)
Preferred stock dividends	(22)	—	—	—	(22)
Net loss available to common stockholders	$(8,593)	$(93)	$—	$(171)	$(8,857)
Loss per common share:
Basic	$(87.77)				$(75.67)
Diluted	$(87.77)				$(75.67)
Weighted average common and common equivalent shares outstanding (in thousands):
Basic	97,907			19,135(r)	117,042
Diluted	97,907			19,135(r)	117,042

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
1.   Basis of Presentation
The unaudited pro forma condensed combined financial information has been derived from the historical consolidated financial statements of Chesapeake and Vine, as well as the pro forma financial information included in Chesapeake’s Current Report on Form 8-K filed on May 17, 2021 and Vine’s Final Prospectus filed pursuant to Rule 424(b)(4) filed on March 19, 2021, which give effect to Chesapeake’s emergence from bankruptcy and the Brix Companies Acquisition, respectively. Certain of Vine’s historical amounts have been reclassified to conform to Chesapeake’s financial statement presentation. The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives effect to the merger as if the merger had been completed on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 and the six months ended June 30, 2021, give effect to the merger as if the merger had been completed on January 1, 2020.
The unaudited pro forma condensed combined financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on available information and certain assumptions that Chesapeake believes are reasonable; however, actual results may differ from those reflected in these statements. In Chesapeake’s opinion, all adjustments that are necessary to present fairly the pro forma information have been made. The following unaudited pro forma condensed combined financial statements do not purport to represent what the combined company’s financial position or results of operations would have been if the transaction had actually occurred on the dates indicated above, nor are they indicative of Chesapeake’s future financial position or results of operations. These unaudited pro forma condensed combined financial statements should be read in conjunction with the previously filed pro forma information of Chesapeake and Vine referenced above, historical consolidated financial statements and related notes of Chesapeake and Vine for the periods presented.
2.   Unaudited Pro Forma Condensed Combined Balance Sheet
The merger will be accounted for using the acquisition method of accounting for business combinations. The allocation of the preliminary estimated purchase price is based upon management’s estimates of and assumptions related to the fair value of assets to be acquired and liabilities to be assumed as of June 30, 2021 using currently available information. Due to the fact that the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Chesapeake’s financial position and results of operations may differ significantly from the pro forma amounts included herein. Chesapeake expects to finalize its allocation of the purchase consideration as soon as practicable after completion of the merger.
The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:
•
changes in the estimated fair value of the Chesapeake common stock consideration transferred to Vine stockholders, based on Chesapeake’s share price at the closing date of the merger;

•
changes in the estimated fair value of Vine’s assets acquired and liabilities assumed as of the closing date of the merger, which could result from changes in future oil and natural gas commodity prices, reserve estimates, interest rates and other factors;

•
the tax bases of Vine’s assets and liabilities as of the closing date of the merger; and

•
the risk factors described in the section entitled “Risk Factors” beginning on page 18.

The preliminary fair value assessment of the assets acquired and liabilities assumed expected to be recorded is as follows:

Preliminary Purchase Price Allocation
($ in millions)
Consideration:
Cash(a)	$92
Fair value of Chesapeake common stock to be issued(b)	1,060
Total consideration	$1,152
Fair Value of Liabilities Assumed:
Current liabilities	$451
Long-term debt	1,201
Deferred tax liabilities	53
Other long-term liabilities	143
Amounts attributable to liabilities assumed	1,848
Fair Value of Assets Acquired:
Cash and cash equivalents	$55
Other current assets	140
Proved oil and natural gas properties	2,178
Unproved properties	598
Other property and equipment	12
Other long-term assets	17
Amounts attributable to assets acquired	3,000
Total identifiable net assets	$1,152

(a)
Based on 76,969,393 common shares outstanding (including restricted stock awards) at $1.20 per share.

(b)
Based on 19,134,592 shares of Chesapeake Common stock at $55.38 per share (closing price as of August 27, 2021).

From August 10, 2021, the last trading date before the public announcement of the execution of the merger agreement, to August 27, 2021, the preliminary value of Chesapeake’s merger consideration to be issued had decreased by approximately $2 million, as a result of the decrease in the share price for Chesapeake common stock from $55.50 to $55.38. The final value of Chesapeake’s consideration will be determined based on the actual number of shares of Chesapeake common stock issued and the market price of Chesapeake common stock upon close of the merger. A 20 percent increase or decrease in the closing price of Chesapeake common stock, as compared to the August 27, 2021 closing price of $55.38, would increase or decrease the merger consideration by approximately $212 million, assuming all other factors are held constant.
3.   Pro Forma Adjustments
The following adjustments have been made to the accompanying unaudited pro forma condensed combined financial statements:
(a)
The following reclassifications were made as a result of the transaction to conform to Chesapeake’s financial statement presentation:

Pro Forma Condensed Combined Balance Sheet as of June 30, 2021
•
Reclassification of approximately $17 million between joint interest billing receivable and accounts receivable.

•
Reclassification of approximately $16 million between operating lease right-of-use assets and other long-term assets.

•
Reclassification of approximately $112 million, $52 million, and $9 million between accrued liabilities, revenue payable, and operating leases, respectively, and other current liabilities.

•
Reclassification of approximately $35 million, $145 million and $930 million between the New RBL, second lien credit facility and unsecured debt, respectively, to long-term debt, net.

•
Reclassification of approximately $6 million between operating leases and other long-term liabilities.

Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2021
•
Reclassification of approximately $27 million and $312 million of Vine’s disaggregated realized loss on commodity derivatives and unrealized loss on commodity derivatives, respectively, to conform to Chesapeake’s presentation of oil and natural gas derivatives.

•
Reclassification of approximately $14 million of Vine’s incentive unit compensation to general and administrative expense.

Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2020
•
Reclassification of approximately $162 million and $205 million of Vine’s disaggregated realized gain on commodity derivatives and unrealized loss on commodity derivatives, respectively, to conform to Chesapeake’s presentation of oil and natural gas derivatives.

•
Reclassification of approximately $2 million and $6 million from strategic expenses and deferred IPO costs, respectively, to other operating expense.

(b)
Reflects the cash consideration of $1.20 for each share of Vine common stock. The cash consideration will be funded through cash on hand.

(c)
Adjustment to show the repayment of the New RBL and second lien credit facility inclusive of a $17 million make whole premium with cash on hand. Vine’s New RBL and second lien credit facility agreements contain a change in control provision making these facilities callable upon closing. The loss on extinguishment of debt includes the $17 million make whole premium and $5 million of deferred issuance costs on the second lien credit facility.

(d)
The allocation of the estimated fair value of consideration transferred (based on the closing price of Chesapeake common stock as of August 27, 2021 and $1.20 in cash for each share of Vine common stock) to the estimated fair value of the assets acquired and liabilities assumed resulted in the following purchase price allocation adjustments:

•
$530 million increase in Vine’s net book basis of proved oil and natural gas properties, consisting of a $1.069 billion decrease in the gross book value of proved oil and natural gas properties and the elimination of $1.599 billion of historical accumulated depreciation to reflect the properties at fair value;

•
$508 million increase in Vine’s unproved oil and natural gas properties to reflect fair value;

•
$10 million adjustment to write-off corresponding historical deferred issuance costs related to the New RBL reflected in other long-term assets;

•
The following adjustments were made to reflect the pro forma changes to long-term debt, net:

•
$66 million to record Vine’s senior notes at fair value;

•
$25 million adjustment to write-off historical deferred issuance costs and discount.

(e)
Reflects the estimated non-recurring transaction costs of $45 million related to the merger, including underwriting, banking, legal and accounting fees that are not capitalized as part of the transaction.

(f)
Non-recurring adjustment to eliminate Vine’s liability under that certain Tax Receivable Agreement dated March 17, 2021, by and among Vine and certain members of Holdings, which was terminated in the merger agreement and record a gain on the extinguishment of the liability. The termination of the liability to pay for certain tax benefits received does not materially change the amount of the tax benefits received. The tax benefits received primarily consist of a partial tax basis step-up, net operating losses and certain other attributes, each of which has been considered in determining the acquired deferred tax liability (see footnote (i)).
(g)
Reflects the elimination of Vine’s historical equity balances in accordance with the acquisition method of accounting.

(h)
Reflects the estimated increase in Chesapeake’s common stock and additional paid-in capital resulting from the issuance of Chesapeake common shares to Vine’s stockholders to effect the transaction as follows (in million, except share and per share amounts):

Shares of Chesapeake common stock to be issued	19,134,592
Closing price per share of Chesapeake common stock on August 27, 2021	$55.38
Total fair value of shares of Chesapeake common stock to be issued	$1,060
Increase in Chesapeake common stock ($0.01 par value per share) as of June 30, 2021	$—
Increase in Chesapeake additional paid-in capital as of June 30, 2021	$1,060

(i)
The preliminary purchase price allocation results in the acquisition of a $53 million net deferred tax liability. This is primarily the result of the purchase price allocated to the acquired properties in excess of their acquired tax basis. A partial tax basis step-up is estimated to arise from the contemplated transaction steps and has reduced the deferred tax liability accordingly. Chesapeake’s acquisition of this deferred tax liability reduces the pro forma combined net deferred tax asset, and such reduction is fully offset by a corresponding reduction to valuation allowance. The reduction to valuation allowance will result in a deferred tax benefit to be recorded.

(j)
Adjustment to eliminate Vine’s noncontrolling interest due to the acquisition of 100% of Vine’s equity.

(k)
The Reorganization Adjustments include:

•
A reduction in interest expense as a result of the settlement of certain previously outstanding debt obligations through the issuance of equity in accordance with Chesapeake’s Fifth Amended Joint Chapter 11 Plan of Reorganization.

•
The elimination of reorganization items, net for the Historical Predecessor period from January 1, 2021 through February 9, 2021. This adjustment excludes the fresh start accounting adjustments described in (m).

(l)
Adjustment to depletion, depreciation and amortization expense to reflect the revaluation of Chesapeake’s property and equipment in accordance with fresh start accounting following Chesapeake’s emergence from bankruptcy on February 9, 2021.

(m)
Adjustment to eliminate the net gain on fresh start accounting adjustments in reorganization items, net for the Historical Predecessor period from January 1, 2021 through February 9, 2021.

(n)
Adjustment to remove the income tax effect associated with the fair value adjustment of hedging settlements from accumulated other comprehensive income in accordance with fresh start accounting following Chesapeake’s emergence from bankruptcy on February 9, 2021.

(o)
The Brix Companies Acquisition Adjustments give effect to the acquisition of the Brix Companies as if the acquisition had occurred on January 1, 2020.

(p)
Adjustment to reflect the change to depreciation, depletion and amortization resulting from the change in the basis of property and equipment.

(q)
Reflects approximately $29 million and $64 million in net decreases in interest expense for the six months ended June 30, 2021 and year ended December 31, 2020, respectively, related to the repayment and retirement of Vine’s New RBL and second lien credit facility and the fair value adjustment of the unsecured senior notes.

(r)
Reflects shares of Chesapeake common stock estimated to be issued to Vine stockholders.

4.   Supplemental Pro Forma Oil and Natural Gas Reserves Information
The following tables present the estimated pro forma condensed combined net proved developed and undeveloped oil, natural gas and NGL reserves as of December 31, 2020, along with a summary of changes in the quantities of net remaining proved reserves during the year ended December 31, 2020. The pro forma reserve information set forth below gives effect to the merger as if the merger had been completed on January 1, 2020. The supplemental pro forma oil and natural gas reserves information has been prepared from Chesapeake’s previously filed historical reserve information included in its audited financial statements as of and for the year ended December 31, 2020 and Vine’s previously filed pro forma reserve information included in Vine’s Final Prospectus filed pursuant to Rule 424(b)(4) dated March 19, 2021 and included in this document as Annex E.
	Oil (mmbbls)
	Chesapeake Historical	Vine Pro Forma	Chesapeake Pro Forma Combined
As of December 31, 2019	358.0	—	358.0
Extensions, discoveries and other additions	1.1	—	1.1
Revisions of previous estimates	(148.2)	—	(148.2)
Production	(37.3)	—	(37.3)
Sale of reserves-in-place	(12.3)	—	(12.3)
Purchase of reserves-in-place	—	—	—
As of December 31, 2020	161.3	—	161.3
Proved developed reserves:
December 31, 2019	201.4	—	201.4
December 31, 2020	158.1	—	158.1
Proved undeveloped reserves:
December 31, 2019	156.6	—	156.6
December 31, 2020	3.2	—	3.2
	Natural Gas (bcf)
	Chesapeake Historical	Vine Pro Forma	Chesapeake Pro Forma Combined
As of December 31, 2019	6,566	2,862	9,428
Extensions, discoveries and other additions	100	815	915
Revisions of previous estimates	(2,326)	(1,135)	(3,461)
Production	(684)	(327)	(1,011)
Sale of reserves-in-place	(126)	—	(126)
Purchase of reserves-in-place	—	98	98
As of December 31, 2020	3,530	2,313	5,843
Proved developed reserves:
December 31, 2019	3,377	586	3,963
December 31, 2020	3,196	590	3,786
Proved undeveloped reserves:
December 31, 2019	3,189	2,276	5,465
December 31, 2020	334	1,723	2,057

	Natural Gas Liquids (mmbbls)
	Chesapeake Historical	Vine Pro Forma	Chesapeake Pro Forma Combined
As of December 31, 2019	120.0	—	120.0
Extensions, discoveries and other additions	0.4	—	0.4
Revisions of previous estimates	(50.6)	—	(50.6)
Production	(11.3)	—	(11.3)
Sale of reserves-in-place	(6.5)	—	(6.5)
Purchase of reserves-in-place	—	—	—
As of December 31, 2020	52.0	—	52.0
Proved developed reserves:
December 31, 2019	82.1	—	82.1
December 31, 2020	51.4	—	51.4
Proved undeveloped reserves:
December 31, 2019	37.9	—	37.9
December 31, 2020	0.6	—	0.6
	Total Reserves (mmboe)
	Chesapeake Historical	Vine Pro Forma	Chesapeake Pro Forma Combined
As of December 31, 2019	1,572	477	2,049
Extensions, discoveries and other additions	18	135	153
Revisions of previous estimates	(586)	(189)	(775)
Production	(163)	(54)	(217)
Sale of reserves-in-place	(39)	—	(39)
Purchase of reserves-in-place	—	16	16
As of December 31, 2020	802	386	1,187
Proved developed reserves:
December 31, 2019	846	98	944
December 31, 2020	742	98	840
Proved undeveloped reserves:
December 31, 2019	726	379	1,105
December 31, 2020	60	287	347
The pro forma standardized measure of discounted future net cash flows relating to proved oil, natural gas and LNG reserves as of December 31, 2020 is as follows (in millions):

	As of December 31, 2020
	Chesapeake Historical	Vine Pro Forma	Chesapeake Pro Forma Combined
Future cash inflows	$8,247	$4,013	$12,260
Future production costs	(2,963)	(1,496)	(4,459)
Future development costs	(563)	(1,407)	(1,970)
Future income tax expense	(9)	(51)	(60)
Future net cash flows	4,712	1,059	5,771
Less effect of a 10% discount factor	(1,626)	(356)	(1,982)
Standardized measure of discounted future net cash flows	$3,086	$703	$3,789
The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil, natural gas and LNG reserves for the year ended December 31, 2020 are as follows (in millions):
	As of December 31, 2020
	Chesapeake Historical	Vine Pro Forma	Chesapeake Pro Forma Combined
Standardized measure, beginning of period	$9,000	$1,288	$10,288
Sales of oil, natural gas and LNGs produced, net of production costs and gathering, processing and transportation	(1,140)	(385)	(1,525)
Net changes in prices and production costs	(5,576)	(515)	(6,091)
Extensions and discoveries, net of production and development costs	71	—	71
Changes in estimated future development costs	1,933	58	1,991
Previously estimated development costs incurred during the period	665	246	911
Revisions of previous quantity estimates	(1,839)	(84)	(1,923)
Purchase of reserves-in-place	—	15	15
Sales of reserves-in-place	(112)	—	(112)
Accretion of discount	902	129	1,031
Net changes in income taxes	14	(37)	(23)
Changes in production rates and other	(832)	(12)	(844)
Standardized measure, end of period	$3,086	$703	$3,789

COMPARISON OF RIGHTS OF SHAREHOLDERS OF CHESAPEAKE AND
STOCKHOLDERS OF VINE
Chesapeake is incorporated under the laws of the State of Oklahoma, and Vine is incorporated under the laws of the State of Delaware. Upon completion of the merger, the certificate of incorporation and bylaws of Chesapeake in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the combined company. As a result of the merger, the rights of Vine stockholders who receive shares of Chesapeake common stock will be governed by the Oklahoma General Corporation Act (the “OGCA”), Chesapeake’s second amended and restated certificate of incorporation (“Chesapeake’s charter”) and Chesapeake’s second amended and restated bylaws (“Chesapeake’s bylaws”). The following discussion summarizes certain material differences between the rights of holders of Vine common stock and Chesapeake common stock resulting from the differences in their governing documents.
This discussion does not purport to be a complete statement of the rights of holders of Chesapeake common stock under the OGCA, Chesapeake’s charter and Chesapeake’s bylaws or the rights of holders of Vine common stock under the DGCL, Vine’s amended and restated certificate of incorporation (“Vine’s charter”) and Vine’s bylaws, and is qualified in its entirety by reference to the governing corporate documents of Chesapeake and Vine and applicable law. For more information, see “Where You Can Find More Information.”
Chesapeake	Vine
Capital Stock

Chesapeake’s charter authorizes 450,000,000 shares of common stock, par value $0.01 per share, and 45,000,000 shares of preferred stock, par value $0.01 per share.
As of          , 2021 there were          shares of Chesapeake common stock outstanding and          warrants to purchase shares of Chesapeake common stock outstanding. No shares of Chesapeake preferred stock are outstanding.

Vine’s charter authorizes 350,000,000 shares of Class A common stock, par value $0.01 per share, 150,000,000 shares of Class B common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share.
As of the Vine record date, there were     shares of Vine Class A common stock outstanding,          shares of Vine Class B common stock outstanding and no shares of Vine preferred stock outstanding.

Board of Directors
Section 1027.B of the OGCA provides that the number of directors constituting the board may be fixed by the charter or bylaws of a corporation. Chesapeake’s bylaws provide that, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, if any, the board of directors will consist of not less than three nor more than ten directors. Chesapeake currently has six directors. The Chesapeake board is not classified. All directors are elected annually for one-year terms.
Section 141(b) of the DGCL provides that the number of directors constituting the board may be fixed by the charter or bylaws of a corporation.
Vine’s charter provides that the number of directors on Vine’s board shall be determined from time to time exclusively by resolution adopted by the board. Vine currently has six directors. The Vine board of directors is classified with directors serving three-year terms.
Additionally, Vine’s charter provides that, subject to the rights granted to the holders of any one or more series of preferred stock then outstanding or the rights granted pursuant to the Stockholders’ Agreement, dated March 22, 2021, by and among Vine and certain affiliates of The Blackstone Group L.P. (together with its affiliates, subsidiaries, successors and assigns, collectively, “Blackstone”) (such agreement, the “Stockholders’ Agreement”), any newly created directorship on the board that results from an increase in the number of directors

Chesapeake	Vine
and any vacancy occurring in the board (whether by death, resignation, retirement, disqualification, removal or other cause) shall be filled by a majority of the directors then in office, although less than a quorum, by a sole remaining director or by the stockholders; provided, however, that at any time when Blackstone beneficially owns, in the aggregate, less than 30% in voting power of Vine’s stock entitled to vote generally in the election of directors, any newly created directorship on the board that results from an increase in the number of directors and any vacancy occurring in the board shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders). Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
Removal of Directors

As described above under “— Board of Directors,” Chesapeake has a declassified board.
Chesapeake’s bylaws provide that a director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

As described above under “— Board of Directors,” Vine has a classified board.
Vine’s charter provides that a director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Vine then entitled to vote generally in the election of directors, voting as a single class; provided, however, that at any time when Blackstone beneficially owns, in the aggregate, less than 30% in voting power of the stock of Vine entitled to vote generally in the election of directors, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of stock of Vine entitled to vote thereon, voting together as a single class.

Filling Vacancies on the Board of Directors
Chesapeake’s bylaws provide that all vacancies, including vacancies resulting from newly created directorships resulting from any increase in the authorized number of directors, may be filled by a majority vote of the directors then in office, even if less than a quorum, and any director so chosen will hold office until the next annual meetings of shareholders and until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal.	Vine’s charter provides that, subject to the rights of the holders of any series of preferred stock then outstanding or the rights granted pursuant to the Stockholders’ Agreement, any vacancy occurring in the Vine board and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, although less than a quorum, by a sole remaining director or by the stockholders; provided, however, that at any time when

Chesapeake	Vine
Blackstone beneficially owns, in the aggregate, less than 30% in voting power of Vine’s stock entitled to vote generally in the election of directors, any newly created directorship on the board that results from an increase in the number of directors and any vacancy occurring in the board shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders), and any director elected to fill a vacancy or newly created directorship will hold office until the next election of the class for which such director shall have been chosen and until his or her successor is elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.
Amendment of Certificate of Incorporation

Section 1077 of the OGCA provides that any amendment to a corporation’s certificate of incorporation must be approved at a special or annual meeting by a majority of the outstanding shares of each class entitled to vote as a class upon a proposed amendment, whether or not entitled to vote by the provisions of the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of the class, increase or decrease the par value of the shares of the class, or alter or change the powers, preferences or special rights of the shares of the class so as to affect them adversely.
Chesapeake’s charter requires that the affirmative vote of the holders of at least 60% of the voting power of all outstanding stock entitled to vote, voting together as a single class, to amend certain provisions of Chesapeake’s charter, including those provisions dealing with amendments to Chesapeake’s charter, director liability, related party transactions, board of directors, indemnities, forum selection, corporate opportunities and amendments to bylaws.

As provided under the DGCL, any amendment to Vine’s charter requires (i) the approval of the Vine board, (ii) the approval of a majority of the voting power of the outstanding shares of capital stock entitled to vote upon the proposed amendment and (iii) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, if any.
Vine’s charter further requires that at any time when Blackstone beneficially owns, in the aggregate, less than 30% in voting power of Vine stock entitled to vote generally in the election of directors, in addition to any vote required by applicable law, the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of Vine stock entitled to vote thereon, voting together as a single class is required to amend, alter, repeal or rescind any provision inconsistent with certain provisions of Vine’s charter, including those provisions dealing with amendments to the charter or bylaws, board makeup, elections and appointment, director and officer liability, certain stockholder matters, competition and corporate opportunities, Section 203 of the DGCL, severability and forum selection.

Amendment of Bylaws
Chesapeake’s charter provides that its bylaws may be adopted, repealed, altered, amended or rescinded by Chesapeake’s board or by the affirmative vote of the holders of at least a majority of the outstanding stock of Chesapeake entitled to vote thereon, provided that the affirmative vote of the holders of at least 60% of the outstanding stock of Chesapeake entitled to vote at an election of directors is required to amend certain provisions of Chesapeake’s bylaws dealing with listing requests of Chesapeake’s	Vine’s charter provides that its bylaws may be made, repealed, altered, amended or rescinded by Vine’s board without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or Vine’s charter. Notwithstanding anything to the contrary contained in Vine’s charter or any provision of law that might otherwise permit a lesser vote of the stockholders, at any time when Blackstone beneficially owns, in the aggregate, less than 30% in

Chesapeake	Vine
common stock, requests that Chesapeake make certain filings with the SEC and the process required to amend the bylaws.	voting power of Vine stock entitled to vote generally in the election of directors, in addition to any vote of the holders of any class or series of capital stock of Vine required (including any certificate of designation relating to any series of preferred stock), Vine’s bylaws or applicable law, the affirmative vote of the holders of at least 66 2/3% in voting power of all of Vine’s then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required in order for the Vine stockholders to alter, amend, repeal or rescind, in whole or in part, any provision of Vine’s bylaws or to adopt any provision inconsistent therewith.
Notice of Meetings of Stockholders
Section 1067 of the OCGA and Chesapeake’s bylaws provide that written notice of any shareholders’ meeting must be given to each shareholder not less than ten nor more than 60 days before the meeting date; provided, that in the case of a proposed merger, the notice must be not less than 20 days nor more than 60 days before the meeting.	Vine’s bylaws provide that unless otherwise provided by law, Vine’s charter or Vine’s bylaws, notice of any stockholders’ meeting must be given not less than ten days nor more than 60 days before the date of the meeting. The DGCL requires a corporation to provide not less than 20 days’ notice of a stockholders’ meeting to vote on a proposed merger.
Right to Call Special Meeting of Stockholders
Chesapeake’s charter and its bylaws authorize the calling of a special meeting of shareholders for any purpose or purposes, unless otherwise prescribed by the OGCA and may be called only by (i) the chairman of the board, the chief executive officer or the president, (ii) the board of directors acting pursuant to a resolution adopted by a majority of the directors then in office or (iii) the secretary at the written request or requests of holders of record of at least 35% of the voting power of Chesapeake’s outstanding common stock. Business transacted at any special meeting of shareholders will be limited to the purposes stated in Chesapeake’s notice of meeting.	Vine’s charter authorizes, subject to the rights of the holders of preferred stock, the calling of a special meeting for any purpose or purposes only by or at the direction of the board or the chairman of the board; provided, however, that at any time when Blackstone beneficially owns, in the aggregate, at least 30% in voting power of Vine stock entitled to vote generally in the election of directors, special meetings of the Vine stockholders for any purpose or purposes shall also be called by or at the direction of the board or the chairman of the board at the request of Blackstone.
Nominations and Proposals by Stockholders

Chesapeake’s bylaws provide that business may be brought before an annual meeting (i) by or at the direction of the board of directors or (ii) by any shareholder of Chesapeake who was a shareholder of record at the time of giving notice provided for in Chesapeake’s bylaws and at the time of the annual meeting, who is entitled to vote at such meeting and who complies with the procedures set forth in Chesapeake’s bylaws. The Chesapeake bylaws do not otherwise provide for submission of shareholder proposals for consideration at special meetings.
To be timely, a shareholder must give written notice to the corporate secretary not later than the close of
Vine’s bylaws provide that nominations of persons for election to the board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (i) as provided in the Stockholders’ Agreement (with respect to nominations of persons for election to the board only), (ii) pursuant to Vine’s notice of meeting (or any supplement thereto) delivered, (iii) by or at the direction of the board or any authorized committee thereof or (iv) by any Vine stockholder who (a) is entitled to vote at the meeting, (b) subject to Vine’s bylaws, complied with the notice procedures set forth in Vine’s bylaws and (c) was a stockholder of record at the time such

Chesapeake	Vine
business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders. If the annual meeting is called for a date that is more than 30 days earlier or more than 60 days after such anniversary date, or in the case of a special meeting of shareholders called for the purpose of electing directors, notice by the shareholder must be so received (1) no earlier than the closing of business on the 120th day before the meeting and (2) not later than the close of business on the 90th day before the meeting, or the tenth day following the day on which public announcement of the date of such meeting is first made by Chesapeake.
notice is delivered to Vine’s secretary, on the record date for the determination of Vine stockholders and at the time of the meeting.
Other than proposals included in the notice of meeting pursuant to Rule 14a-8 promulgated under the Exchange Act, to be timely, a stockholder must give written notice to the corporate secretary not later than the close of business on the 90th day nor earlier than the close of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders. If the annual meeting is called for a date that is more than 30 days earlier or more than 70 days after such anniversary date, notice by the stockholder to be timely must be delivered (i) no earlier than the close of business on the 120th day before the meeting and (ii) not later than the close of business on the later of the 90th day before the meeting or the 10th day following the day of the first public announcement of such meeting.

Indemnification of Officers, Directors and Employees
Under Section 1031 of the OGCA, a corporation may indemnify its directors and officers made a party to a proceeding because the person was a director or officer, against expenses, including attorneys’ fees, judgements and fines, and amounts paid in settlement actually and reasonably incurred, whether in civil, criminal, administrative, or investigative proceedings, by him or her if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may not indemnify a director or officer under this section in respect of any claim or matter as to which the person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the action was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses which the court shall deem proper. Chesapeake’s bylaws provide that Chesapeake will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative, including an action by or in the right of Chesapeake, because he or she is or was a director, officer, employee or agent of Chesapeake	Vine’s bylaws provide that Vine will indemnify and hold harmless, to the fullest extent permitted by applicable law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is or was serving at the request of Vine as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, shall be indemnified and held harmless by Vine to the fullest extent permitted by Delaware law against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as otherwise provided in Vine’s bylaws with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, Vine will indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof)

Chesapeake	Vine

or is or was serving at the request of Chesapeake as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of Chesapeake and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent will not of itself create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interest of Chesapeake and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. In an action by or in the right of Chesapeake, Chesapeake will not indemnify a person who has been adjudged liable to it unless and only to the extent that the court rendering judgment has determined that despite the adjudication of liability, but in the view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper.
Chesapeake’s bylaws provide that Chesapeake may pay the expenses incurred in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by Chesapeake as authorized by Chesapeake’s bylaws.

was authorized by the board.
Vine’s bylaws provide that an indemnitee will also have the right to be paid by Vine for the expenses (including any attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under certain sections of Vine’s bylaws; provided, however, that, if the DGCL requires or in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer of Vine (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) will be made solely upon delivery to Vine of an undertaking by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified or entitled to advancement of expenses.
Under the DGCL, except with respect to an action by or in the right of a corporation, a corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of actions by or in the right of the corporation, the corporation may indemnify its directors, officers, employees or agents (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him or her if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in

Chesapeake	Vine
respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation, unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses as the court deems proper.
Special Vote Requirements for Certain Transactions
Section 1090.3 of the OGCA provides generally that a corporation is prohibited from engaging in any business combination with an interested shareholder for three years from the date on which the shareholder first becomes an interested shareholder. Chesapeake’s charter provides that Chesapeake has elected to not be governed by Section 1090.3 of the OGCA.
Vine’s charter contains a provision electing for Vine not to be subject to Section 203 of the DGCL.
Section 203 of the DGCL prohibits a corporation listed on a National Securities Exchange in specified circumstances from engaging in any business combination with an interested stockholder or any entity for a period of three years from the date on which the stockholder first becomes an interested stockholder. There is an exception to the three-year waiting period requirement if:
•
 prior to the stockholder becoming an interested stockholder, the board of directors approves the business combination or the transaction in which the stockholder became an interested stockholder;

•
 upon the completion of the transaction in which the stockholder became an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced other than shares held by directors who are also officers and certain employee stock plans; or

•
at or subsequent to such time as  the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding shares of stock entitled to vote not owned by the interested stockholder at a meeting of stockholders.

The DGCL defines the term “business combination” broadly to include, among other things, transactions such as mergers, consolidations or transfers of at least 10% of the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation.
The DGCL broadly defines the term “interested stockholder” generally as any person who (together with affiliates and associates) owns (or in certain cases, within the past three years did own) at least 15% of the outstanding shares of stock entitled to

Chesapeake	Vine
vote.
Statutory Approval of a Merger

Under Sections 1081 and 1082 of the OGCA, subject to certain exceptions, a merger must be approved by the board of directors and by the affirmative vote of the holders of at least a majority (unless the charter or bylaws require a greater vote) of the outstanding shares of stock entitled to vote. Chesapeake’s charter and bylaws do not include any exceptions or additions to what is required by Sections 1081 and 1082 of the OGCA.
Chesapeake is not a constituent corporation in the merger and a vote of its shareholders is not required.

Under Section 251 of the DGCL, subject to certain exceptions, a merger must be approved by the Vine board of directors and by the affirmative vote of the holders of at least a majority (unless the charter requires a higher percentage) of the outstanding shares of stock entitled to vote thereon.
Vine’s charter and bylaws do not mention any exceptions or additions to what is required by Section 251 of the DGCL.

Stockholder Action Without a Meeting
Chesapeake’s charter provides that, subject to the rights of certain holders of Chesapeake’s preferred stock, action required or permitted to be taken at any annual or special meeting of shareholders may be taken only upon the vote of shareholders at an annual or special meeting duly noticed and called in accordance with the OGCA, Chesapeake’s charter and Chesapeake’s bylaws and may not be taken by written consent of shareholders without a meeting.	Vine’s charter provides that at any time when Blackstone beneficially owns, in the aggregate, at least 30% in voting power of Vine stock entitled to vote generally in the election of directors, any action required or permitted to be taken at any annual or special meeting of Vine stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to Vine by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of Vine having custody of the books in which proceedings of meetings of stockholders are recorded. At any time when Blackstone beneficially owns, in the aggregate, less than 30% in voting power of Vine stock entitled to vote generally in the election of directors, any action required or permitted to be taken by Vine’s stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders; provided, however, that any action required or permitted to be taken by the holders of preferred stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided by the applicable certificate of designation relating to such series of preferred stock.
Appraisal Rights
Appraisal rights of Chesapeake shareholders are	Under Section 262 of the DGCL, a stockholder of

Chesapeake	Vine

governed by Section 1091 of the OGCA. Generally, except for certain cash transactions, Section 1091 does not provide appraisal rights for stock transactions involving shares which are listed on a national securities exchange. Chesapeake common stock, which trades on the Nasdaq Global Select Market, would not currently be subject to appraisal rights unless otherwise provided by Section 1091 of the OGCA.
Chesapeake’s charter does not provide otherwise.

a corporation who has neither voted in favor of nor consented in writing to certain statutory mergers or consolidations and has complied with the other requirements of Section 262 of the DGCL may exercise appraisal rights with respect to such stockholder’s shares. However, unless a corporation’s certificate of incorporation otherwise provides (which Vine’s does not), Delaware law does not provide for appraisal rights if:
•
the shares of the corporation are (1) listed on a national securities exchange; or (2) held of record by more than 2,000 shareholders; or

•
the corporation will be the surviving corporation of the merger and approval of the merger does not require the vote of the shareholders of the surviving corporation under Section 251(f) of the DGCL.

Notwithstanding the forgoing, stockholders of Delaware corporations are entitled to appraisal rights in the case of a merger or consolidation if an agreement of merger or consolidation requires the stockholders to accept in exchange for its shares anything other than:
•
shares of stock of the corporation surviving or resulting from the merger or consolidation, or depositary receipts in respect thereof;

•
shares of any other corporation, or depositary receipts thereof, that on the effective date of the merger or consolidation will be either: (1) listed on a national securities exchange; or (2) held of record by more than 2,000 shareholders;

•
cash in lieu of fractional shares or fractional depositary receipts previously described of the corporation; or

•
any combination thereof.

Under the DGCL, the corporation must pay to the dissenting stockholder the fair value of the shares, together with interest, if any, as determined by the Court of Chancery of the State of Delaware upon completion of the appraisal proceedings.

Forum Selection
Chesapeake’s charter provides that, unless Chesapeake consents in writing to the selection of an alternative forum, the state courts within the State of Oklahoma (or, if no such state court has jurisdiction, the United States District Court for the Western District of Oklahoma) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on Chesapeake’s behalf, (ii) any	Vine’s charter provides that unless Vine consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Vine, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of

Chesapeake	Vine
action asserting a claim of breach of a fiduciary duty owed by any current or former directors, officers, other employees or shareholders to Chesapeake or to the shareholders, (iii) any action asserting a claim arising pursuant to any provision of the OGCA, Chesapeake’s charter or bylaws (as each may be amended from time to time), or (iv) any action asserting a claim related to or involving Chesapeake that is governed by the internal affairs doctrine. Unless Chesapeake consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Vine to Vine or Vine’s stockholders, (iii) any action asserting a claim against Vine or any director or officer of Vine arising pursuant to any provision of the DGCL or Vine’s charter or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine.
Unless Vine consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

SHARE OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS AND
CERTAIN BENEFICIAL OWNERS OF VINE
The following table sets forth information known to Vine regarding the beneficial ownership of Vine’s Class A common stock and Class B common stock as of the Vine record date:
•
each person who is the beneficial owner of more than 5% of the outstanding shares of Vine common stock;

•
each of Vine’s named executive officers and directors; and

•
all officers and directors of Vine, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including securities that such he, she or it has the right to acquire within 60 days, including options exercisable within 60 days. Restricted stock units that do not vest within 60 days of     are not included in the beneficial ownership percentage. Except as described in the footnotes below and subject to applicable community property laws and similar laws, Vine believes that each person listed above has sole voting and investment power with respect to such shares.
The beneficial ownership of Vine Class A common stock and Vine Class B common stock is based on 41,040,721 shares of Vine Class A common stock and 34,218,535 shares of Vine Class B common stock issued and outstanding as of August 27, 2021.
Unless otherwise indicated, Vine believes that all persons named in the table below have sole voting and investment power with respect to all shares of Vine common stock or Vine common stock beneficially owned by them.
	Shares of Vine Class A Common Stock Beneficially Owned		Shares of Vine Class B Common Stock Beneficially Owned		Total Common Stock Beneficially Owned
Name of Beneficial Owner(1)	Number	Percentage	Number	Percentage	Percentage
5% Stockholders:
Vine Investment LLC(2)	1,551,334	3.8%	17,387,012	50.8%	25.2%
Vine Investment II LLC(3)	10,312,823	25.1%	—	—	13.7%
Brix Investment LLC(4)	1,479,897	3.6%	16,588,860	48.5%	24.0%
Brix Investment II LLC(5)	7,129,295	17.4%	—	—	9.5%
Harvest Investment LLC(6)	22,825	*	242,663	*	*
Harvest Investment II LLC(7)	104,547	*	—	—	*
Named Executive Officers and Directors:
Eric D. Marsh	507,142	1.2%	—	—	*
Wayne B. Stoltenberg	235,714	*	—	—	*
David M. Elkin	271,428	*	—	—	*
Jonathan C. Curth	67,858	*	—	—	*
Brian D. Dutton	25,000	*	—	—	*
John H. Lee(8)	—	—	—	—	—
Charles M. Sledge	28,571	*	—	—	*
H. Paulett Eberhart	10,714	*	—	—	*
David I. Foley(9)	—	—	—	—	—
Angelo G. Acconcia(10)	—	—	—	—	—
Executive Officers and Directors as a Group (11 persons)	1,146,427	2.8%	—	—	1.5%

*
Less than 1%.

(1)
Certain members of management will have ownership interests in Vine Investment LLC, Brix Investment LLC and Harvest Investment LLC (the “Vine Investment Vehicles”) and Vine Investment II LLC, Brix Investment II LLC and Harvest Investment II LLC (the “Vine Investment II Vehicles”), and, as a result, will have an indirect interest in the shares of common stock owned by the Vine Investment Vehicles and the Vine Investment II Vehicles.

(2)
Vine Investment LLC is owned by Vine Oil & Gas Holdings LLC (“Holdings”) and Vintner Resources, LLC, which is controlled by Eric D. Marsh, our Chief Executive Officer, and certain members of management. Certain members of our management team and certain of our employees also own incentive units in Vine Investment. Holdings is owned by Blackstone Capital Partners VI-Q L.P. (“BCP VI-Q”), Blackstone Energy Partners Q L.P. (“BEP Q”), Blackstone Family Investment Partnership VI-ESC L.P. (“BFIP VI”), Blackstone Energy Family Investment Partnership ESC L.P. (“BEFIP ESC”) and Blackstone Energy Family Investment Partnership SMD L.P. (“BEFIP SMD”). The general partner of BCP VI-Q is Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The general partner of BEP Q is Blackstone Energy Management Associates L.L.C. The sole member of Blackstone Energy Management Associates L.L.C. is Blackstone EMA L.L.C. The general partner of BFIP VI is BCP VI Side-by-Side GP L.L.C. The general partner of BEFIP ESC is BEP Side-by-Side GP L.L.C. The general partner of BEFIP SMD is Blackstone Family GP L.L.C., which is in turn wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA L.L.C. and the sole member of each of BCP VI Side-by-Side GP L.L.C. and BEP Side-by-Side GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154, provided that the address for Vintner Resources is 5800 Granite Parkway, Suite 550, Plano, Texas 75024.

(3)
Vine Investment II LLC is owned by an alternative investment vehicle of BCP VI-Q (“BCP VI AIV”), an alternative vehicle of BEP Q (“BEP AIV”) and Vintner Resources, LLC, which is controlled by Eric D. Marsh, our Chief Executive Officer, and certain members of management. The general partner of BEP AIV is Blackstone Energy Management Associates L.L.C. The sole member of Blackstone Energy Management Associates L.L.C. is Blackstone EMA L.L.C. The general partner of BCP VI AIV will be Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154 provided that the address for Vintner Resources is 5800 Granite Parkway, Suite 550, Plano, Texas 75024.

(4)
Brix Investment LLC is owned by B&H Oil and Gas L.L.C. (“B&H Oil & Gas”). B&H Oil and Gas is owned by BCP VI-Q, BFIP VI, BCP VI SBS Holdings L.L.C. (“BCP VI SBS Holdings”), Blackstone

Energy Partners II Q L.P. (“BEP II Q”), Blackstone Energy Partners II.F Q L.P. (“BEP II.F Q”), Blackstone Energy Family Investment Partnership II-ESC L.P. (“BEFIP II-ESC”), Blackstone Energy Family Investment Partnership II SMD L.P. (“BEFIP II SMD”), BEP II SBS Holdings L.L.C. (“BEP II SBS Holdings”) and BTAS Q Holdings L.L.C. (“BTAS Q Holdings”). The general partner of BCP VI-Q is Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The general partner of BFIP VI is BCP VI Side-by-Side GP L.L.C. The general partner of each of BEP II Q and BEP II.F Q is Blackstone Energy Management Associates II L.L.C. The sole member of Blackstone Energy Management Associates II L.L.C. is Blackstone EMA II L.L.C. The general partner of BEFIP II-ESC is BEP II Side-by-Side GP L.L.C. The general partner of BEFIP II SMD is Blackstone Family GP L.L.C., which is in turn wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of each of BEP II SBS Holdings and BCP VI SBS Holdings is Blackstone Side-by-Side Umbrella Partnership L.P. The general partner of Blackstone Side-by-Side Umbrella Partnership L.P. is Blackstone Side-by-Side Umbrella GP L.L.C. The managing member of BTAS Q Holdings is BTAS Associates L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C., Blackstone EMA II L.L.C. and BTAS Associates L.L.C. and the sole member of each of BCP VI Side-by-Side GP L.L.C., BEP II Side-by-Side GP L.L.C. and Blackstone Side-by-Side Umbrella GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154.
(5)
Brix Investment II LLC will be owned by an alternative investment vehicle of BEP II Q (“BEP II AIV”), an alternative investment vehicle of BEP II.F Q (“BEP II.F AIV”) and BCP VI AIV. The general partner of BCP VI AIV will be Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The general partner of each of BEP II AIV and BEP II.F AIV will be Blackstone Energy Management Associates II L.L.C. The sole member of Blackstone Energy Management Associates II L.L.C. is Blackstone EMA II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154.

(6)
Harvest Investment LLC is owned by B&H Oil and Gas L.L.C. (“B&H Oil & Gas”). B&H Oil and Gas is owned by BCP VI-Q, BFIP VI, BCP VI SBS Holdings L.L.C. (“BCP VI SBS Holdings”), Blackstone Energy Partners II Q L.P. (“BEP II Q”), Blackstone Energy Partners II.F Q L.P. (“BEP II.F Q”), Blackstone Energy Family Investment Partnership II-ESC L.P. (“BEFIP II-ESC”), Blackstone Energy Family Investment Partnership II SMD L.P. (“BEFIP II SMD”), BEP II SBS Holdings L.L.C. (“BEP II SBS Holdings”) and BTAS Q Holdings L.L.C. (“BTAS Q Holdings”). The general partner of BCP VI-Q is Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The general partner of BFIP VI is BCP VI Side-by-Side GP L.L.C. The general partner of each of BEP II Q and BEP II.F Q is Blackstone Energy Management Associates II L.L.C. The sole member of Blackstone Energy Management Associates II L.L.C. is Blackstone EMA II L.L.C. The general partner of BEFIP II-ESC is BEP II Side-by-Side GP

L.L.C. The general partner of BEFIP II SMD is Blackstone Family GP L.L.C., which is in turn wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of each of BEP II SBS Holdings and BCP VI SBS Holdings is Blackstone Side-by-Side Umbrella Partnership L.P. The general partner of Blackstone Side-by-Side Umbrella Partnership L.P. is Blackstone Side-by-Side Umbrella GP L.L.C. The managing member of BTAS Q Holdings is BTAS Associates L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C., Blackstone EMA II L.L.C. and BTAS Associates L.L.C. and the sole member of each of BCP VI Side-by-Side GP L.L.C., BEP II Side-by-Side GP L.L.C. and Blackstone Side-by-Side Umbrella GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154.
(7)
Harvest Investment II LLC will be owned by an alternative investment vehicle of BEP II Q (“BEP II AIV”), an alternative investment vehicle of BEP II.F Q (“BEP II.F AIV”) and BCP VI AIV. The general partner of BCP VI AIV will be Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The general partner of each of BEP II AIV and BEP II.F AIV will be Blackstone Energy Management Associates II L.L.C. The sole member of Blackstone Energy Management Associates II L.L.C. is Blackstone EMA II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154.

(8)
Mr. Lee is an employee of Blackstone, but he disclaims beneficial ownership of the shares beneficially owned by Blackstone. The address for Mr. Lee is c/o The Blackstone Group Inc., 345 Park Avenue, 31st Floor, New York, New York 10154.

(9)
Mr. Foley is an employee of Blackstone, but he disclaims beneficial ownership of the shares beneficially owned by Blackstone. The address for Mr. Foley is c/o The Blackstone Group Inc., 345 Park Avenue, 31st Floor, New York, New York 10154.

(10)
Mr. Acconcia is an employee of Blackstone, but he disclaims beneficial ownership of the shares beneficially owned by Blackstone. The address for Mr. Acconcia is c/o The Blackstone Group Inc., 345 Park Avenue, 31st Floor, New York, New York 10154.

LEGAL MATTERS
The validity of the shares of Chesapeake common stock offered hereby will be passed upon for Chesapeake by Derrick & Briggs, LLP.

EXPERTS
Chesapeake Energy Corporation
The financial statements incorporated in this proxy statement/prospectus by reference to Chesapeake Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to the Company’s emergence from bankruptcy on February 9, 2021 as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Information included or referenced in this proxy statement/prospectus regarding the estimated quantities of oil and gas reserves of Chesapeake Energy Corporation and its consolidated subsidiaries and the discounted present value of future net cash flows therefrom as of December 31, 2020 is based upon estimates of such reserves and present values prepared by LaRoche Petroleum Consultants, Ltd., an independent petroleum engineering firm. Chesapeake Energy Corporation has included or incorporated by reference these estimates in reliance on the authority of such firm as experts in such matters.
Vine Energy Inc.
The financial statements of Vine Energy Inc. as of and for the years ended December 31, 2020 and 2019 included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this proxy statement/prospectus. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of Vine Oil and Gas LP as of and for the years ended December 31, 2020 and 2019 included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this proxy statement/prospectus. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The combined financial statements of Brix Oil & Gas LP and Harvest Royalties Holdings LP as of December 31, 2020 and 2019, and for the years then ended, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and elsewhere in this proxy statement/prospectus. Such combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Estimates of Vine Energy Inc.’s natural gas reserves, related future net cash flows and the present values thereof related to its properties as of December 31, 2020 and 2019, which are included in this proxy statement/prospectus, were based upon reserve reports prepared by independent petroleum engineer W.D. Von Gonten & Co. We have included these estimates in reliance on the authority of such firm as experts in such matters.

HOUSEHOLDING OF PROXY MATERIALS
Vine has not elected to institute householding in connection with the delivery of this proxy statement/prospectus.

FUTURE STOCKHOLDER PROPOSALS
Chesapeake Shareholder Proposals
Chesapeake will hold an annual meeting of shareholders in 2022 (the “Chesapeake 2022 annual meeting”) regardless of whether the merger has been completed.
Under SEC rules, a Chesapeake shareholder who intends to present a proposal, other than director nominations, at the Chesapeake 2022 annual meeting and who wishes the proposal to be included in the proxy statement for that meeting must submit the proposal in writing to Chesapeake’s corporate secretary. The proposal must comply with the requirements set forth in Chesapeake’s bylaws and must be received no later than March 3, 2022.
Chesapeake’s proxy access bylaw provisions permit a shareholder, or a group of eligible shareholders, that has continuously owned for no less than three years at least 3% of Chesapeake’s outstanding common stock, to nominate and include in Chesapeake’s proxy materials up to the greater of two directors and 25% of the number of directors currently serving on Chesapeake’s board, provided that the shareholder(s) and the nominee(s) satisfy the requirements specified in Chesapeake’s bylaws. Subject to compliance with other applicable requirements specified in the proxy access provisions of Chesapeake’s bylaws, shareholder director nominations for inclusion in Chesapeake’s proxy materials for the Chesapeake 2022 annual meeting must be received between February 1, 2022 and March 3, 2022.
Shareholders who wish to propose a matter for action at the Chesapeake 2022 annual meeting, including the nomination of directors, but who do not wish to have the proposal or nomination included in the proxy statement, must notify Chesapeake in writing of the information required by the provisions of Chesapeake’s bylaws dealing with shareholder proposals. The notice must be delivered to Chesapeake’s corporate secretary between February 1, 2022 and March 3, 2022. You can obtain a copy of Chesapeake’s bylaws by writing Chesapeake’s corporate secretary at the address below.
All future written proposals should be directed to:
Corporate Secretary
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118
Vine Stockholder Proposals
If the merger agreement is not adopted by the requisite vote of the Vine stockholders or if the merger is not completed for any reason, Vine intends to hold an annual meeting of its stockholders in 2022 (the “Vine 2022 annual meeting”).
Any Vine stockholder wishing to submit a stockholder proposal for the Vine 2022 annual meeting for inclusion in Vine’s related proxy statement pursuant to Rule 14a-8 of the Exchange Act must have sent the proposal to Vine’s corporate secretary at Vine’s principal office in Plano, Texas, so that it is received no later than the close of business on December 17, 2021.
Vine’s advance notice bylaw provisions permit a Vine stockholder who complies with such provisions, subject to Blackstone Inc.’s nomination rights contained in the Stockholders’ Agreement, to submit director nominees or other business to the Vine board for consideration at Vine’s annual meeting or special meeting if the stockholder(s) and the nominee(s) or other business meet the requirements in Vine’s bylaws. Notice of director nominations submitted in accordance with Vine’s bylaws must be received no earlier than 120 days and no later than 90 days before the date of the preceding year’s annual meeting (which date shall, for the purposes of Vine’s 2022 annual meeting, be the date Vine’s Class A common stock was first publicly traded, being deemed to have occurred on March 18, 2021); provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days, or delayed by more than 70 days, from the applicable anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or tenth day following the day on which public announcement (as defined in Vine’s bylaws) of the date of such meeting is first made by Vine. Notice of director nominations submitted under Vine’s advance notice bylaw provisions must have been received by Vine’s corporate secretary at Vine’s principal office no earlier than November 18, 2021, and no later than December 18, 2021, for the Vine 2022 annual meeting, unless the meeting is moved.
Proposals submitted for inclusion in Vine’s proxy statement must comply with all of the requirements of Rule 14a-8 of the Exchange Act, and director nominations submitted pursuant to the advance notice provisions of Vine’s bylaws must comply with all of the requirements of Vine’s bylaws. As the rules of the SEC and Vine’s bylaws make clear, simply submitting a proposal or nomination does not guarantee its inclusion.
All such director nominations and stockholder proposals must comply with Vine’s bylaws, a copy of which may be obtained at no cost from Vine’s corporate secretary. The chairman of the meeting may refuse to acknowledge or introduce any such matter at the Vine 2022 annual meeting if notice of the matter is not received within the applicable deadlines or does not comply with Vine’s bylaws. If a Vine stockholder does not meet these deadlines or does not satisfy the requirements of Rule 14a-4 of the Exchange Act, such stockholder’s proposals may be rejected at the Vine 2022 annual meeting.
All future proposals and director nominations should be addressed to:
Corporate Secretary
Vine Energy Inc.
5800 Granite Parkway, Suite 550
Plano, TX 75024

WHERE YOU CAN FIND MORE INFORMATION
Both Chesapeake and Vine file annual, quarterly and current reports, proxy statements and other business and financial information with the SEC. Chesapeake’s and Vine’s SEC filings are available to the public at the internet website maintained by the SEC at www.sec.gov. You may also obtain many of these documents, free of charge, from Chesapeake by accessing Chesapeake’s website at http://www.chk.com/ under the “Investors” link and then under the heading “Financial Information” and “SEC Filings” or from Vine by accessing Vine’s website at https://www.vineenergy.com/ under the “Investors” link and then the heading “SEC filings.”
Chesapeake has filed a registration statement on Form S-4 of which this document forms a part. As permitted by SEC rules, this document does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. Statements contained in this document as to the contents of any contract or other documents referred to in this document are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to, attached to or incorporated by reference into the registration statement. These documents contain important information about the companies and their financial condition.
This proxy statement/prospectus includes as annexes documents that Vine previously filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act as set forth below. Any statement contained in such a document shall be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or in an annex hereto consisting of a document filed with the SEC subsequent to such document modifies or replaces such statement. The information included in the annexes hereto is incorporated into this proxy statement/prospectus except to the extent so modified or superseded and except as provided below.
Set forth below is a list of the documents previously filed with the SEC by Vine under the Exchange Act that are included as annexes to this proxy statement/prospectus.
•
Vine’s Final Prospectus filed pursuant to Rule 424(b)(4), filed with the SEC on March 19, 2021, as supplemented;

•
Vine’s Quarterly Report on Form 10-Q for the three and six-month periods ended June 30, 2021 filed with the SEC on August 13, 2021; and

•
Vine’s reserve reports prepared by independent petroleum engineer W.D. Von Gonten & Co. related to its properties as of December 31, 2020 and 2019.

Information Incorporated By Reference
The SEC allows Chesapeake to incorporate certain information into this document by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information that is superseded by information in this document or by more recent information incorporated by reference into this document. The documents that are incorporated by reference contain important information about Chesapeake, and you should read this document together with any other documents incorporated by reference in this document.
This document incorporates by reference the following documents that have previously been filed with the SEC by Chesapeake:
•
Chesapeake’s Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 2020, filed with the SEC on March 1, 2021 and April 30, 2021 respectively;

•
Chesapeake’s Quarterly Report on Form 10-Q for the three-month period ended March 31, 2021, filed with the SEC on May 13, 2021 and Quarterly Report on Form 10-Q for the three and six-month periods ended June 30, 2021 filed with the SEC on August 10, 2021;

•
Chesapeake’s Current Reports on Form 8-K, filed with the SEC on January 19, 2021, January 27, 2021 (except for Item 7.01), February 2, 2021 except for Item 7.01), February 9, 2021, February 12, 2021, April 27, 2021 (except for Item 7.01), May 11, 2021 (except for Item 7.01), May 17, 2021, June 11, 2021, June 14, 2021, August 10, 2021 (except for Item 7.01), and August 11, 2021 (except for Item 7.01); and

•
a description of Chesapeake’s securities registered pursuant to Section 12 of the Exchange Act (included as Exhibit 4.1 to Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2021).

In addition, Chesapeake is incorporating by reference (i) any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of the initial registration statement on Form S-4 filed by Chesapeake on September 1, 2021, and prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, and (ii) any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this proxy statement/prospectus and prior to the date of the special meeting of Vine stockholders, provided, however, that Chesapeake is not incorporating by reference any information furnished (but not filed), except as otherwise specified herein.
You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or attached to this proxy statement/prospectus, without charge, upon written or oral request from Chesapeake or Vine at the following addresses and telephone numbers:
Chesapeake Energy Corporation 6100 North Western Avenue Oklahoma City, Oklahoma 73118 Attention: Corporate Secretary Telephone: (405) 848-8000	Vine Energy Inc. 5800 Granite Parkway, Suite 550 Plano, Texas 75024 Attention: Corporate Secretary Telephone: (469) 606-0540
To obtain timely delivery of these documents before the Vine special meeting, Vine stockholders must request the information no later than                 , 2021 (which is five business days before the date of the Vine special meeting).
Neither Chesapeake nor Vine has authorized anyone to give any information or make any representation about the merger or its companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated into or attached to this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

ANNEX A
Execution Version
AGREEMENT AND PLAN OF MERGER
among
CHESAPEAKE ENERGY CORPORATION,
HANNIBAL MERGER SUB, INC.,
HANNIBAL MERGER SUB, LLC,
VINE ENERGY INC.
and
VINE ENERGY HOLDINGS LLC
Dated as of August 10, 2021

A-i

A-ii

A-iii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of August 10, 2021 (this “Agreement”), is entered into by and among Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”), Hannibal Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), Hannibal Merger Sub, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC” and, together with Merger Sub Inc., the “Merger Subs”), Vine Energy Inc., a Delaware corporation (the “Company”), and Vine Energy Holdings LLC, a Delaware limited liability company (“Holdings” and together with the Company, the “Group Companies”).
WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, has by unanimous vote, (i) determined that this Agreement and the Transactions, including the merger of Merger Sub Inc. with and into the Company, with the Company continuing as the surviving entity following such merger (the “First Merger”), and the subsequent merger of the Company with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity following such merger (the “Second Merger” and, together with the First Merger, the “Merger” or the “Integrated Mergers”) are fair and reasonable to, and in the best interests of, the Company and the holders of the shares of Class A common stock of the Company, par value $0.01 per share (the “Company Class A Common Stock”) and Class B common stock of the Company, par value $0.01 per share (the “Company Class B Common Stock” and, together with the Company Class A Common Stock, the “Company Common Stock”), (ii) approved and declared advisable this Agreement and the consummation of the Transactions and (iii) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Transactions;
WHEREAS, in its capacity as the managing member of Holdings, the Company has determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Holdings and its members, approved and declared advisable this Agreement and the consummation of the Transactions and authorized Holdings’ entry into this Agreement and consummation of the Transactions;
WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, has by unanimous vote, (i) determined that this Agreement and the Transactions, including the issuance of the shares of common stock of Parent, par value $0.01 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Stock Issuance”), are fair and reasonable to, and advisable and in the best interests of, Parent and the holders of Parent Common Stock and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Parent Stock Issuance;
WHEREAS, the Board of Directors of Merger Sub Inc. (the “Merger Sub Board”) has by unanimous vote (i) determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Merger Sub Inc. and its stockholder, (ii) approved and declared advisable this Agreement and the consummation of the Transactions and (iii) recommended this Agreement and the Transactions to Parent for approval and adoption thereby in its capacity as the sole stockholder of Merger Sub Inc.;
WHEREAS, Parent, in its capacity as the sole member of Merger Sub LLC, has (i) determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Merger Sub LLC and its sole member and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions;
WHEREAS, Parent, in its capacity as the sole stockholder of Merger Sub Inc., will approve and adopt this Agreement promptly following its execution;
WHEREAS, as an inducement to Parent to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain stockholders of the Company (the “Company Designated Stockholders”) are entering into a Merger Support Agreement with the Company and Parent (the “Merger Support Agreement”);
WHEREAS, Parent desires to acquire 100% of the issued and outstanding shares of capital stock of the Company on the terms and subject to the conditions set forth herein;

WHEREAS, concurrently with the execution of this Agreement, Parent and certain stockholders of the Company are entering into the Registration Rights Agreement, to be effective as of the Effective Time;
WHEREAS, concurrently with the execution and delivery of this Agreement, certain parties to the Tax Receivable Agreement, dated as of March 17, 2021, by and between the Company and certain members of Holdings (the “TRA”) are entering into an amendment thereto pursuant to Section 7.6 thereof, with such amendment substantially in the form attached hereto as Exhibit A (the “TRA Amendment”), which provides for the termination of the TRA immediately prior to the Effective Time for no consideration; and
WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Integrated Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and (ii) this Agreement constitute and be adopted as a “plan of reorganization” within the meaning of Treasury Regulations §§ 1.368-2(g) and 1.368-3(a).
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, the Merger Subs and the Company agree as follows:
ARTICLE I
CERTAIN DEFINITIONS
Section 1.1   Certain Definitions.   As used in this Agreement, the capitalized terms have the meanings ascribed to such terms in Annex A or as otherwise defined elsewhere in this Agreement.
Section 1.2   Terms Defined Elsewhere.   As used in this Agreement, the following capitalized terms are defined in this Agreement as referenced in the following table:
Definition	Section
Acceptable Confidentiality Agreement	6.3
Agreement	Preamble
Antitrust Authority	6.7(b)
Antitrust Laws	6.7(b)
Applicable Date	Article IV
Appraisal Shares	3.4(i)
Book-Entry Shares	3.4(b)(ii)
Cash Consideration	3.1(b)(i)
Certificate of First Merger	2.2(b)
Certificate of Second Merger	2.2(c)
Certificates	3.4(b)(i)
Closing	2.2(a)
Closing Date	2.2(a)
Code	Recitals
Company	Preamble
Company Affiliate	9.10
Company Alternative Acquisition Agreement	6.3(d)(vi)
Company Board	Recitals
Company Board Recommendation	4.3(a)
Company Capital Stock	4.2(a)
Company Change of Recommendation	6.3(d)(viii)
Company Class A Common Stock	Recitals
Company Class B Common Stock	3.2

Definition	Section
Company Common Stock	Recitals
Company Contracts	4.20(b)
Company Designated Stockholders	Recitals
Company Disclosure Letter	Article IV
Company Employee	6.8(a)
Company Independent Petroleum Engineers	4.18(a)
Company Intellectual Property	4.14(a)
Company Material Adverse Effect	4.1
Company Material Leased Real Property	4.16
Company Material Real Property	4.16
Company Material Real Property Lease	4.16
Company Owned Real Property	4.16
Company Permits	4.9(a)
Company Preferred Stock	4.2(a)
Company Related Party Transaction	4.25
Company Reserve Reports	4.18(a)
Company Restricted Stock Unit Award	3.3(a)
Company SEC Documents	4.5(a)
Company Stock Plan	3.3(a)
Company Stockholders Meeting	4.4
Confidentiality Agreement	6.6(b)
Creditors’ Rights	4.3(a)
D&O Insurance	6.9(d)
DGCL	2.1
Divestiture Action	6.7(b)
Effective Time	2.2(b)
Eligible Shares	3.1(b)(i)
e-mail	9.3
ERISA Affiliate	4.10(h)
Exchange Agent	3.4(a)
Exchange Fund	3.4(a)
Exchange Ratio	3.1(b)(i)
Excluded Shares	3.1(b)(iii)
First Merger	Recitals
GAAP	4.5(b)
Holdings	Recitals
Holdings Class B Units	3.2
Holdings Interests	4.2(b)
Holdings Managing Member Approval	4.3(a)
HSR Act	4.4
Indemnified Liabilities	6.9(a)
Indemnified Persons	6.9(a)
Integrated Mergers	Recitals

Definition	Section
Letter of Transmittal	3.4(b)(i)
Material Company Insurance Policies	4.22
Merger	Recitals
Merger Consideration	3.1(b)(i)
Merger Sub Board	Recitals
Merger Sub Inc.	Preamble
Merger Sub LLC	Preamble
Merger Subs	Preamble
Merger Support Agreement	Recitals
Outside Date	8.1(b)(ii)
Parent	Preamble
Parent Affiliate	9.10
Parent Board	Recitals
Parent Capital Stock	5.2(a)
Parent Closing Price	3.4(h)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article V
Parent FA	5.18
Parent Independent Petroleum Engineer	5.17(a)
Parent Material Adverse Effect	5.1
Parent Permits	5.9(a)
Parent Preferred Stock	5.2(a)
Parent Reserve Report	5.17(a)
Parent Restricted Stock Unit Award	3.3(a)
Parent SEC Documents	5.5(a)
Parent Stock Issuance	Recitals
Parent Stock Plans	5.5(a)
Proxy Statement	4.4
Registration Statement	4.8
Rights-of-Way	4.17
Second Merger	Recitals
Second Merger Effective Time	2.2(c)
Share Consideration	3.1(b)(i)
Surviving Company	2.1(b)
Surviving Corporation	2.1(a)
Tail Period	6.9(d)
Terminable Breach	8.1(b)(iii)
TRA	Recitals
TRA Amendment	Recitals
Transaction Litigation	6.10

ARTICLE II
THE MERGER
Section 2.1   The Merger.
(a)   Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub Inc. will be merged with and into the Company in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As a result of the First Merger, the separate existence of Merger Sub Inc. shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving corporation (in such capacity, the Company is sometimes referred to herein as the “Surviving Corporation”), as a wholly owned subsidiary of Parent.
(b)   Upon the terms and subject to the conditions of this Agreement, immediately following the Effective Time, the Surviving Corporation will be merged with and into Merger Sub LLC in accordance with the provisions of the DGCL and the Limited Liability Company Act of the State of Delaware. As a result of the Second Merger, the separate existence of the Surviving Corporation shall cease and Merger Sub LLC shall continue its existence under the laws of the State of Delaware as the surviving company (in such capacity, the surviving entity following the Second Merger is sometimes referred to herein as the “Surviving Company”), as a wholly owned subsidiary of Parent.
Section 2.2   Closing.
(a)   The closing of the First Merger (the “Closing”), shall take place by the exchange of documents by PDF or other electronic means at 9:00 a.m., Houston, Texas time, on the date that is three (3) Business Days immediately following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date), unless another date or place is agreed to in writing by Parent and the Company. For purposes of this Agreement “Closing Date” shall mean the date on which the Closing occurs.
(b)   As soon as practicable on the Closing Date after the Closing, the Parties will cause a certificate of merger, prepared and executed in accordance with the relevant provisions of the DGCL to consummate the First Merger (the “Certificate of First Merger”), to be filed with the Office of the Secretary of State of the State of Delaware. The First Merger shall become effective upon the filing of the Certificate of First Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of First Merger (the time the First Merger becomes effective being the “Effective Time”).
(c)   As soon as practicable on the Closing Date and immediately after the Effective Time, the Parties will cause a certificate of merger, prepared and executed in accordance with the relevant provisions of the DGCL to consummate the Second Merger (the “Certificate of Second Merger”), to be filed with the Office of the Secretary of State of the State of Delaware. The Second Merger shall become effective upon the filing of the Certificate of Second Merger with the Office of the Secretary of State of the State of Delaware, or at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Second Merger (the time the Second Merger becomes effective being the “Second Merger Effective Time”).
Section 2.3   Effect of the Merger.
(a)   At the Effective Time, the First Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub Inc. shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub Inc. shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
(b)   At the Second Merger Effective Time, the Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the time the Second Merger becomes effective, all the property, rights, privileges, powers and franchises of each of the Surviving Corporation and Merger Sub LLC shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Surviving Corporation and Merger Sub LLC shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company.
Section 2.4    Certificate of Incorporation of the Surviving Corporation.   Upon the Effective Time, the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time, until thereafter amended and/or restated in accordance with its terms and applicable Law.
Section 2.5   Certificate of Formation and LLC Agreement of the Surviving Company.   Upon the Second Merger Effective Time, the certificate of formation and limited liability company agreement of Merger Sub LLC as in effect immediately prior to the Second Merger Effective Time shall be the certificate of formation and limited liability company agreement, respectively, of the Surviving Company from and after the Second Merger Effective Time, until each is thereafter amended and/or restated in accordance with its terms and applicable Law.
ARTICLE III
EFFECT OF THE MERGER ON CAPITAL STOCK AND LLC INTERESTS; EXCHANGE
Section 3.1   Effect of the First Merger on Capital Stock.   At the Effective Time, by virtue of the First Merger and without any action on the part of Parent, Merger Sub Inc., the Company, or any holder of any securities of Parent, Merger Sub Inc. or the Company:
(a)   Capital Stock of Merger Sub Inc.   Each share of capital stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one fully paid and nonassessable share of Class A common stock, par value $0.01 per share, of the Surviving Corporation, which shall constitute the only outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time.
(b)   Capital Stock of the Company.
(i)   Subject to the other provisions of this Article III, each share of Company Class A Common Stock issued and outstanding immediately prior to the Effective Time (excluding any Excluded Shares, unvested Company Restricted Stock Unit Awards, which shall be treated as set forth in Section 3.3(a), and Appraisal Shares) (such shares of Company Common Stock, the “Eligible Shares”) shall be converted automatically at the Effective Time into the right to receive from Parent the following consideration (collectively, the “Merger Consideration”): (A) $1.20 in cash, without interest (the “Cash Consideration”), and (B) that number of fully-paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Share Consideration”). As used in this Agreement, “Exchange Ratio” means 0.2486.
(ii)   All such shares of Company Class A Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of an Eligible Share that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration, (B) any dividends or other distributions in accordance with Section 3.4(g) and (C) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.4(h), in each case to be issued or paid in consideration therefor upon the exchange of any Certificates or Book-Entry Shares, as applicable, in accordance with Section 3.4(a).
(iii)   All shares of Company Common Stock held by the Company as treasury shares or by Parent or the Merger Subs immediately prior to the Effective Time and, in each case, not held on behalf of third parties (collectively, “Excluded Shares”) shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.
(c)   Impact of Stock Splits, Etc.   In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of

Company Common Stock or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior to the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio (and, in the case of a change pursuant to the foregoing clause (i), the Cash Consideration) shall be equitably adjusted to reflect the effect of such change and, as so adjusted, shall from and after the date of such event, be the applicable portion of the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit the Parties to take any action except to the extent consistent with, and not otherwise prohibited by, the terms of this Agreement.
Section 3.2   Conversion of Holdings Class B Units and Cancellation of Company Class B Common Stock.   Immediately prior to the Effective Time, automatically and without any further required action by any Person, each Holdings membership interest designated as a Class B unit (the “Holdings Class B Units”), and each corresponding share of Company Class B Common Stock, issued and outstanding at such time shall be converted into Company Class A Common Stock pursuant to the Exchange Agreement. Upon such conversion, each Holdings Class B Unit, together with each corresponding share of Company Class B Common Stock, shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and each holder of such Holdings Class B Units and corresponding shares of Company Class B Common Stock shall cease to have any rights with respect thereto, except for the right of such holder to receive the Merger Consideration in connection with ownership of the resulting Company Class A Common Stock.
Section 3.3   Treatment of Equity Compensation Awards.
(a)   Rollover Restricted Stock Unit Awards.   At the Effective Time, each outstanding award of restricted stock units in respect of Company Common Stock (each, a “Company Restricted Stock Unit Award”) granted pursuant to the Company’s 2021 Long-Term Incentive Plan, as may be amended from time to time, or any predecessor plan (the “Company Stock Plan”), other than as provided in Section 3.3(b), shall be canceled and converted into an award of restricted stock units in respect of Parent Common Stock (each, a “Parent Restricted Stock Unit Award”) in respect of that number of whole shares of Parent Common Stock (rounded to the nearest whole share) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Restricted Stock Unit Award immediately prior to the Effective Time multiplied by (ii) the sum of (A) the Exchange Ratio plus (B) the Parent Stock Cash Equivalent. Each Parent Restricted Stock Unit Award corresponding to a Company Restricted Stock Unit Award outstanding as of the date hereof shall, except as otherwise provided in this Section 3.3(a), be subject to substantially the same terms and conditions as applied to the corresponding Company Restricted Stock Unit Award immediately prior to the Effective Time, except that any performance-based vesting condition that applied to the Company Restricted Stock Unit Award immediately prior to the Effective Time will be treated as having been attained based on target performance, so that such Company Restricted Stock Unit Award will remain solely subject to the time-based vesting requirements in effect for the Company Restricted Stock Unit Award immediately prior to the Effective Time.
(b)   Settlement Restricted Stock Unit Awards.   At the Effective Time, each outstanding Company Restricted Stock Unit Award granted pursuant to the Company Stock Plan prior to the date hereof and that fully vests at the Effective Time or as a result of a termination of employment at or immediately after the Effective time, in either case pursuant to its terms as in effect as of the date hereof shall fully vest and be converted into the right to receive the Merger Consideration (net of applicable withholding Taxes) in respect of each share of Company Common Stock subject to such Company Restricted Stock Unit Award immediately prior to the Effective Time.
(c)   Administration.   Prior to the Effective Time, the Company Board and/or the Compensation Committee of the Company Board shall take such action and adopt such resolutions as are required to (i) effectuate the treatment of the Company Restricted Stock Unit Awards pursuant to the terms of this Section 3.3, (ii) if requested by Parent in writing, cause the Company Stock Plan to terminate at or prior to the Effective Time and (iii) take all actions reasonably required to effectuate any provision of this Section 3.3, including to ensure that from and after the Effective Time neither Parent nor the

Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of the Company to any Person pursuant to or in settlement of any equity awards of the Company, including any Company Restricted Stock Unit Awards, other than to Merger Sub LLC in connection with the Second Merger.
(d)   Future Grants of Equity Awards.   Notwithstanding anything in Section 3.3(a) through Section 3.3(c) to the contrary, but subject to Section 6.1(b), if mutually agreed by the Parties and a holder of any Company Restricted Stock Unit Award, then the terms of such Company Restricted Stock Unit Award shall control (and the applicable provisions of this Section 3.3 shall not apply).
Section 3.4   Payment for Securities; Exchange.
(a)   Exchange Agent; Exchange Fund.   Prior to the Closing, Parent shall enter into an agreement with Parent’s or the Company’s transfer agent to act as agent for the holders of Company Common Stock in connection with the First Merger (the “Exchange Agent”) and to receive the Merger Consideration and all cash payable pursuant to this Article III. On the Closing Date and prior to the filing of the Certificate of First Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Eligible Shares, for issuance in accordance with this Article III through the Exchange Agent, (i) the number of shares of Parent Common Stock issuable in respect of Eligible Shares pursuant to Section 3.1 and (ii) sufficient cash to (A) make delivery of the Cash Consideration in respect of Eligible Shares pursuant to Section 3.1 and (B) make payments in lieu of fractional shares pursuant to Section 3.4(h). Parent agrees to make available to the Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 3.4(g). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for Eligible Shares pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.4(a), Section 3.4(g) and Section 3.4(h), the Exchange Fund shall not be used for any other purpose. Any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.4(h) and any dividends or other distributions in accordance with Section 3.4(g)) shall hereinafter be referred to as the “Exchange Fund.” Parent or the Surviving Company shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Eligible Shares pursuant to this Agreement. The cash portion of the Exchange Fund may be invested by the Exchange Agent as reasonably directed by Parent. To the extent, for any reason, the amount in the Exchange Fund is below that required to make prompt payment of the aggregate cash payments contemplated by this Article III, Parent shall promptly replace, restore or supplement the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make the payment of the aggregate cash payments contemplated by this Article III. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund, and any amounts in excess of the amounts payable hereunder shall, at the discretion of Parent, be promptly returned to Parent or the Surviving Company.
(b)   Payment Procedures.
(i)   Certificates.   As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of an outstanding Eligible Share represented by a certificate (“Certificates”), and a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of Certificates for payment of the Merger Consideration set forth in Section 3.1(b)(i). Upon surrender to the Exchange Agent of all Certificates that formerly represented the Eligible Shares held by any record holder immediately prior to the Effective Time, together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of the Eligible Share(s) formerly represented by such Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form)

representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares held by such holder immediately prior to the Effective Time) and (B) a check or wire transfer in an aggregate amount equal to the Cash Consideration, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares held by such holder immediately prior to the Effective Time), plus the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.4(h) and any dividends and other distributions pursuant to Section 3.4(g).
(ii)   Non-DTC Book-Entry Shares.   As soon as practicable after the Effective Time, Parent shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of Eligible Shares represented by book-entry (“Book-Entry Shares”) not held through DTC, (A) a statement reflecting the number of shares of Parent Common Stock (which shall be in uncertificated book-entry form) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares held by such holder immediately prior to the Effective Time) and (B) a check or wire transfer in an aggregate amount equal to the Cash Consideration, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all Eligible Shares held by such holder immediately prior to the Effective Time), plus the cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.4(h) and any dividends and other distributions to which such holder is entitled pursuant to Section 3.4(g).
(iii)   DTC Book-Entry Shares.   With respect to Book-Entry Shares held through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable on or after the Closing Date, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, the cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.4(h), if any, and any unpaid non-stock dividends and any other dividends or other distributions, in each case, that DTC has the right to receive pursuant to this Article III.
(iv)   No interest shall be paid or accrued on the Merger Consideration or any other amount payable in respect of any Eligible Shares pursuant to this Article III.
(v)   With respect to any Eligible Shares represented by Certificates immediately prior to the Effective Time, if payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.4(g) and any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(h)) is to be made to a Person other than the record holder of such Eligible Shares, it shall be a condition of payment that the Certificates so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Company that such Taxes either have been paid or are not applicable. With respect to Book-Entry Shares, payment of the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.4(g) and any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(h)) shall only be made to the Person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company as of the Effective Time. Until surrendered as contemplated by this Section 3.4(b)(v) (together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (and delivery of such duly completed and validly executed Letter of Transmittal with such other customary documents) the Merger Consideration payable in respect of such shares of Company Common Stock, cash payable in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.4(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.4(g).

(c)   Termination of Rights.   All Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.4(g) and any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(h)) paid upon the surrender of and in exchange for Eligible Shares in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the stock transfer books of the Surviving Corporation shall be closed immediately with respect to shares outstanding prior to the Effective Time, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time.
(d)   Termination of Exchange Fund.   Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the 180th day after the Closing Date shall be delivered to Parent, upon demand, and any holders of Eligible Shares as of immediately prior to the Effective Time who have not theretofore received the Merger Consideration, any cash payable in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.4(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.4(g), in each case without interest thereon, to which they are entitled under this Article III shall thereafter look only to the Surviving Company and Parent for payment of their claim for such amounts.
(e)   No Liability.   None of the Surviving Corporation, Surviving Company, Parent, Merger Subs, Holdings or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of the Eligible Shares represented by such Certificate would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Eligible Shares shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
(f)   Lost, Stolen, or Destroyed Certificates.   If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Surviving Company, the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the Eligible Shares formerly represented by such Certificate, any cash payable in lieu of fractional shares of Parent Common Stock to which the holder thereof is entitled pursuant to Section 3.4(h) and any dividends or other distributions to which the holder thereof is entitled pursuant to Section 3.4(g).
(g)   Dividends or Other Distributions with Respect to Unexchanged Shares of Parent Common Stock.   No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Eligible Shares immediately prior to the Effective Time represented by an unsurrendered Certificate with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate in accordance with this Section 3.4. Following surrender of any such Certificate (together with the Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other customary documents as may be reasonably required by the Exchange Agent), there shall be paid to such holder of whole shares of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender (and delivery of such duly completed and validly executed Letter of Transmittal with such other customary documents), the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and delivery and a payment date subsequent to such surrender and delivery payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the First Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.
(h)   No Fractional Shares of Parent Common Stock.   No fractional shares or certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the exchange of Eligible Shares and no holder of Eligible Shares immediately prior to the Effective Time shall have any right to vote or have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock in respect of the fractional shares such holder would otherwise be entitled to receive. Notwithstanding any other provision of this Agreement, each holder of Eligible Shares immediately prior to the Effective Time exchanged pursuant to the First Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Eligible Shares formerly represented by Certificates and Book-Entry Shares held by such holder immediately prior to the Effective Time) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five (5) consecutive trading days ending immediately prior to the Closing Date as reported by Bloomberg, L.P. (the “Parent Closing Price”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to a holder of Eligible Shares immediately prior to the Effective Time who would otherwise be entitled to receive a fractional share of Parent Common Stock, the Exchange Agent shall so notify Parent, and Parent shall cause the Exchange Agent to forward payments to such holders subject to and in accordance with the terms hereof when payable pursuant to this Article III. The payment of cash in lieu of fractional shares of Parent Common Stock is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the conversion of the Eligible Shares in the First Merger.
(i)   Appraisal Rights.   Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1 but instead at the Effective Time shall become entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to an appraisal of such holder’s shares under Section 262 of the DGCL, then (i) such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration (including any dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.4(g) and any cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 3.4(h)) upon the terms and conditions set forth in this Article III. The Company shall deliver prompt written notice (including all accompanying relevant documents and instruments) to Parent of any demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the “fair value” of Appraisal Shares, as provided in Section 262 of the DGCL, and the Company shall provide Parent with the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to the Appraisal Shares without the prior written consent of Parent.

(j)   Withholding Taxes.   Notwithstanding anything in this Agreement to the contrary, Parent, the Merger Subs, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable to any holder of Company Common Stock pursuant to this Agreement any amount required to be deducted and withheld with respect to the making of such payment under applicable Law and shall pay the amount deducted or withheld to the appropriate Taxing Authority in accordance with applicable Law. Parent, the Merger Subs, the Surviving Company and the Exchange Agent, as the case may be, shall reasonably cooperate in good faith to minimize any such deduction or withholding. To the extent such amounts are so properly deducted or withheld and paid over to the relevant Taxing Authority by the Exchange Agent, the Surviving Company, the Merger Subs or Parent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock to whom such amounts would have been paid absent such deduction or withholding by the Exchange Agent, the Surviving Company, the Merger Subs or Parent, as the case may be.
Section 3.5   Effect of the Second Merger on Capital Stock and LLC Interests.   At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of Parent, the Surviving Corporation, the Surviving Company, or any holder of any securities of Parent, the Surviving Corporation or the Surviving Company, (i) each share of capital stock of the Surviving Corporation issued and outstanding immediately prior to the Second Merger Effective Time (and, for the avoidance of doubt, after giving effect to the First Merger) shall be cancelled and shall cease to exist and no consideration shall be delivered in exchange therefor and (ii) each limited liability company interest in Merger Sub LLC outstanding immediately prior to the Second Merger Effective Time shall remain outstanding as an identical limited liability company interest in the Surviving Company and shall be unaffected by the Second Merger.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE GROUP COMPANIES
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by the Group Companies to Parent and the Merger Subs on or prior to the date of this Agreement (the “Company Disclosure Letter”) and except as disclosed in the Company SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since March 18, 2021 (the “Applicable Date”) and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), the Group Companies, jointly and severally, represent and warrant to Parent and the Merger Subs as follows:
Section 4.1   Organization, Standing and Power.   Each Group Company and its Subsidiaries is a corporation, partnership or limited liability company duly incorporated, organized or formed, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of each Group Company’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on each Group Company and its Subsidiaries, taken as a whole (a “Company Material Adverse Effect”). Each Group Company and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Group Company has heretofore made available to Parent complete and correct copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended prior to the execution of this Agreement and each as made available to Parent is in full force and effect, and neither Group Company nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.

Section 4.2   Capital Structure.
(a)   As of the date of this Agreement, the authorized capital stock of the Company consists of (i) 350,000,000 shares of Company Class A Common Stock, (ii) 150,000,000 shares of Company Class B Common Stock, and (iii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Company Preferred Stock” and, together with the Company Common Stock, the “Company Capital Stock”). At the close of business on August 10, 2021: (A) 42,750,858 shares of Company Class A Common Stock were issued and outstanding, 34,218,535 shares of Company Class B Common Stock were issued and outstanding and no shares of Company Preferred Stock were issued and outstanding; (B) the shares of Company Class A Common Stock issued and outstanding include 1,710,137 shares subject to outstanding Company Restricted Stock Unit Awards granted under the Company Stock Plan (with performance-based awards reflected at the target award level); (C) 4,310,603 shares of Company Class A Common Stock remained available for issuance pursuant to the Company Stock Plan; and (D) 34,218,535 shares of Company Class A Common Stock were duly reserved and available for issuance upon the conversion of the Holdings Class B Units for corresponding shares of Company Class A Common Stock pursuant to the Exchange Agreement. Schedule 4.2(a) of the Company Disclosure Letter sets forth a true and complete list of each Person that owns Company Class B Common Stock, including the name of such Person and the number of shares owned by such Person. Upon the conversion and cancellation of Company Class B Common Stock as provided in Section 3.2, there will be no shares of Company Class B Common Stock outstanding, and Company Class A Common Stock shall be the only outstanding shares of Company Capital Stock outstanding.
(b)   The authorized equity interests of Holdings consist of Class A Units and Holdings Class B Units (the “Holdings Interests”). As of August 10, 2021, the issued and outstanding Holdings Interests of Holdings consisted of (i) 41,040,721 Class A Units and (ii) 34,218,535 Holdings Class B Units. 100% of the issued and outstanding Class A Units of Holdings are beneficially owned by the Company, and Schedule 4.2(b) of the Company Disclosure Letter sets forth a true and complete list of each Person that owns Holdings Interests, including the name of such Person and the number of Holdings Interests owned by such Person.
(c)   All outstanding equity securities of each Group Company, including Company Common Stock and the Holdings Interests, have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. All outstanding equity securities of each Group Company have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts (including the Company Stock Plan). As of the date hereof, except as set forth in this Section 4.2, in the Merger Support Agreement and in the Exchange Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from either Group Company or any of its Subsidiaries any capital stock of either Group Company or securities convertible into or exchangeable or exercisable for capital stock of either Group Company (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of each Group Company are owned by either Group Company, or a direct or indirect wholly-owned Subsidiary of such Group Company, are free and clear of all Encumbrances, other than Permitted Encumbrances, and are duly authorized, validly issued, fully paid and nonassessable. Except as set forth in this Section 4.2, there are outstanding: (A) no shares of capital stock, limited liability company interests, other equity interests, Voting Debt or other voting securities of either Group Company, (B) no securities of either Group Company or any of its Subsidiaries convertible into or exchangeable or exercisable for shares of capital stock, limited liability company interests, other equity interests, Voting Debt or other voting securities of either Group Company and (C) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which either Group Company or any of its Subsidiaries is a party or by which it is bound in any case obligating either Group Company or any of its Subsidiaries to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock, limited liability company interests, other equity interests or any Voting Debt or other voting securities of either Group Company, or obligating either Group Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. Other than the Merger Support Agreement, there are no stockholder agreements, voting trusts or other agreements to which either Group Company or any of its Subsidiaries is a party or by which it or they are bound relating to the voting of any shares of capital stock, limited liability company interests or other equity interests of either Group Company or any of its Subsidiaries. No Subsidiary of either Group Company owns any shares of Company Capital Stock.
(d)   As of the date of this Agreement, neither Group Company nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 4.2(d) of the Company Disclosure Letter.
Section 4.3   Authority; No Violations; Consents and Approvals.
(a)   Each Group Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each Group Company and the consummation by each Group Company of the Transactions have been duly authorized by all necessary corporate action on the part of such Group Company, subject, only with respect to the consummation of the Merger, the Company Stockholder Approval and the filing of the Certificate of First Merger and Certificate of Second Merger with the Office of the Secretary of State of the State of Delaware. This Agreement has been duly executed and delivered by each Group Company and, assuming the due and valid execution of this Agreement by Parent and the Merger Subs, constitutes a valid and binding obligation of each Group Company enforceable against such Group Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization, moratorium and other Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity regardless of whether such enforceability is considered in a Proceeding in equity or at Law (collectively, “Creditors’ Rights”). The Company Board, at a meeting duly called and held, has by unanimous vote (A) determined that this Agreement and the Transactions, including the Merger, are fair and reasonable to, and advisable and in the best interests of, the Company and the holders of Company Common Stock, (B) approved and declared advisable this Agreement and the consummation of the Transactions and (C) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the Transactions (such recommendation described in this clause (C), the “Company Board Recommendation”). The Company has duly adopted resolutions in its capacity as the managing member of Holdings pursuant to which the Company has determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Holdings and its members, approved and declared advisable this Agreement and the consummation of the Transactions and authorized Holdings’ entry into this Agreement and consummation of the Transactions (the “Holdings Managing Member Approval”). The Company Stockholder Approval is the only approval of the holders of any class or series of the Company Capital Stock necessary to approve and adopt this Agreement and the Merger. The Holdings Managing Member Approval is the only approval of the members of or holders of limited liability company interests in Holdings necessary to approve this Agreement and Holdings’ consummation of the Transactions contemplated hereby.
(b)   The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of either Group Company (assuming that the Company Stockholder Approval is obtained) or any of its Subsidiaries, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of either Group Company or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which either Group Company or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or its or their respective properties or assets are bound, or (iii) assuming the Consents referred to in Section 4.4 are duly and timely obtained or made and the Company Stockholder Approval has been obtained, contravene, conflict with or result in a violation of any Law applicable to either Group Company or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses, or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.4   Consents.   No Consent from or to any Governmental Entity is required to be obtained or made by either Group Company or any of its Subsidiaries or Affiliates in connection with the execution, delivery and performance of this Agreement by such Group Company or the consummation by such Group Company of the Transactions, except for: (a) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) a proxy statement in preliminary and definitive form (the “Proxy Statement”) relating to the meeting of the stockholders of the Company to be held for the purposes of obtaining the Company Stockholder Approval (including any postponement, adjournment or recess thereof, the “Company Stockholders Meeting”) and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of First Merger and Certificate of Second Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with the NYSE; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.5   SEC Documents; Financial Statements.
(a)   Since the Applicable Date, the Company has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Company SEC Documents”). As of their respective dates, each of the Company SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Company SEC Documents, and none of the Company SEC Documents contained, when filed (or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended), or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)   The financial statements of the Company included in the Company SEC Documents, including all notes and schedules thereto, complied, or, in the case of Company SEC Documents filed after the date of this Agreement, will comply, in all material respects, when filed (or if amended prior to the date of this Agreement, as of the date of such amendment) with the rules and regulations of the SEC with respect thereto, were, or, in the case of Company SEC Documents filed after the date of this Agreement, will be prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of the Company and its consolidated Subsidiaries, as of their respective dates and the results of operations and the cash flows of the Company and its consolidated Subsidiaries for the periods presented therein.
(c)   The Company has established and maintains a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of such financial statements for external purposes in accordance with GAAP. There (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by the Company or any of its Subsidiaries and (ii) is not, and since the Applicable Date there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.
Section 4.6   Absence of Certain Changes or Events.
(a)   Since the Applicable Date, there has not been any Company Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.
(b)   From the Applicable Date through the date of this Agreement:
(i)   the Company and its Subsidiaries have conducted their business in the Ordinary Course in all material respects;
(ii)   there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, including the Oil and Gas Properties of the Company and its Subsidiaries, whether or not covered by insurance; and
(iii)   neither the Company nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without Parent’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.1(b)(i), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xii), (xv) or (xviii) (solely as it relates to the foregoing Sections 6.1(b)(i), (vi), (vii), (viii), (x), (xii), or (xv)).
Section 4.7   No Undisclosed Material Liabilities.   There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of the Company dated as of June 30, 2021 (including the notes thereto) contained in the Company’s Quarterly Report on Form 10-Q for the three (3) months ended June 30, 2021; (b) liabilities incurred in the Ordinary Course subsequent to June 30, 2021; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.8   Information Supplied.   None of the information supplied or to be supplied by either Group Company for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the First Merger will be registered with the SEC (including any amendments or supplements, the “Registration Statement”) shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the Registration Statement and the first sentence of Section 5.8, the Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by either Group Company with respect to statements made therein based on information supplied by Parent or the Merger Subs specifically for inclusion or incorporation by reference therein.
Section 4.9   Company Permits; Compliance with Applicable Law.
(a)   The Company and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, waivers, orders, franchises and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Company Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a

Company Material Adverse Effect. All Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, and the Company and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance with the terms of the Company Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   The businesses of the Company and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)   Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, or, to the Knowledge of the Company, agents, has directly or indirectly made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any Person for the purpose of (i) influencing any official act or decision of a foreign government official, political party, or candidate for political office, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Entity, or (iii) securing any improper advantage, in the case of clauses (i), (ii) and (iii) in violation of any applicable Anti-Corruption Laws.
(d)   Neither the Company nor any of its Subsidiaries, nor any of their respective directors, officers, employees, or, to the Knowledge of the Company, agents:
(i)   has been nor is a Sanctioned Person;
(ii)   has transacted any business directly or knowingly indirectly with any Sanctioned Person or otherwise violated Sanctions; nor
(iii)   has violated any applicable Ex-Im Law.
Section 4.10   Compensation; Benefits.
(a)   Set forth on Schedule 4.10(a) of the Company Disclosure Letter is a list of each Company Benefit Plan.
(b)   True, correct and complete copies of each material Company Benefit Plan (or, in the case of any material Company Benefit Plan not in writing, a description of the material terms thereof) and related trust documents and favorable determination letters, if applicable, have been furnished or made available to Parent or its Representatives, along with, as applicable, with respect to each material Company Benefit Plan, the most recent report filed on Form 5500, summary plan description, and all material correspondence to or from (including non-routine filings made with) any Governmental Entity received in the past three (3) years.
(c)   Each Company Benefit Plan has been maintained in compliance with all applicable Laws, including ERISA and the Code in all material respects.
(d)   There are no actions, suits or claims pending (other than routine claims for benefits) or, to the Knowledge of the Company, threatened against, or with respect to, any of the Company Benefit Plans, and there are no Proceedings by a Governmental Entity with respect to any of the Company Benefit Plans.
(e)   All contributions required to be made by the Company or any of its Subsidiaries to the Company Benefit Plans pursuant to their terms have been timely made. With respect to any Company Benefit Plan, (i) no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened, (ii) to the knowledge of the Company, no facts or circumstances exist that could reasonably be expected to give rise to any such actions, suits or claims, and (iii) no material administrative investigation, audit or other administrative proceeding by any Governmental Entity is pending, or, to the knowledge of the Company, threatened.
(f)   There are no material unfunded benefit obligations that have not been properly accrued for in the Company’s financial statements, and all contributions or other amounts payable by the Company or any of its Subsidiaries with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.
(g)   Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the Knowledge of the Company, nothing has occurred that would adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any Company Benefit Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably could be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code in an amount that could be material.
(h)   Neither the Company nor any of its Subsidiaries nor any Person that could be treated as a single employer with the Company or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) maintains, sponsors, contributes to or has ever had an obligation to contribute to, and no Company Benefit Plan is, a plan subject to Title IV of ERISA (including a multiemployer plan within the meaning of Section 3(37) of ERISA), Sections 302 or 303 of ERISA, or Sections 412 or 430 of the Code.
(i)   Except as required by applicable Law, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and neither the Company nor any of its Subsidiaries has any obligation to provide such benefits. The Company and its Subsidiaries have not incurred (whether or not assessed) or could reasonably be expected to incur any Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.
(j)   Except as set forth on Schedule 4.10(j) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, (i) entitle any employees of the Company or any of its Subsidiaries to any amount of compensation or benefits (including any severance pay or any material increase in severance pay or any loan forgiveness), (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee of the Company or any of its Subsidiaries, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (iv) otherwise give rise to any liability under any Company Benefit Plan or (v) limit or restrict the right to amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time.
(k)   Except as set forth on Schedule 4.10(k) of the Company Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in any “excess parachute payment” within the meaning of Section 280G of the Code. Copies of Section 280G calculations with respect to any “disqualified individual” (within the meaning of Section 280G of the Code) in connection with the Transactions, either alone or in combination with another event, have been furnished or made available to Parent or its Representatives.
(l)   Neither the Company nor any of its Subsidiaries has any obligation to provide, and no Company Benefit Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.
(m)   No Company Benefit Plan is maintained outside the jurisdiction of the United States or covers any employees of the Company or any of its Subsidiaries who reside or work outside of the United States.

Section 4.11   Labor Matters.
(a)   (i) Neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor union or labor organization, (ii) there is no pending union representation petition filed with the National Labor Relations Board or any other Governmental Entity, with respect to employees of the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, there is no labor organizing activity by any labor union or labor organization (or representative thereof) to organize employees of the Company or its Subsidiaries.
(b)   There is no unfair labor practice charge or complaint or any other material complaint, material litigation or material judicial or administrative proceeding before the National Labor Relations Board or any other Governmental Entity, in each case, involving any employees of the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened.
(c)   There is no strike, slowdown, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries by or involving any employees of the Company or any of its Subsidiaries, other than as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)   The Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with all applicable Laws respecting employment and employment practices. Neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by any Governmental Entity relating to its employees or employment practices pursuant to which it has any material outstanding liabilities or obligations. Except as is not reasonably expected to result in material liability to the Company or any of its Subsidiaries, the Company and its Subsidiaries maintain accurate and complete Form I-9s with respect to each of their former employees (for the time period required by applicable Law) and current employees in accordance with applicable Laws concerning immigration and employment eligibility verification obligations.
(e)   In the last three (3) years: (i) to the Knowledge of the Company, no material allegations of sexual harassment have been made by any current or former employee of the Company against any current or former officer or director of the Company or its Subsidiaries; and (ii) neither the Company nor any of its Subsidiaries have been in involved in any material Proceedings, or entered into any material settlement agreements, related to allegations of sexual harassment or sexual misconduct by any current or former officer or director of the Company or any of its Subsidiaries.
Section 4.12   Taxes.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i)   All Tax Returns required to be filed by or on behalf of any of the Group Companies or any of their Subsidiaries have been duly and timely filed (taking into account extensions of time for filing), and all such filed Tax Returns are complete and accurate in all respects. All Taxes that are due and payable by any of the Group Companies or any of their Subsidiaries (other than Taxes being contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP) have been paid in full. All withholding Tax requirements imposed on or with respect to any of the Group Companies or any of their Subsidiaries have been satisfied in full, and the Group Companies and their Subsidiaries have complied in all respects with all information reporting (and related withholding) and record retention requirements.
(ii)   There is not in force any waiver or agreement for any extension of time for the assessment or payment of any Tax by any of the Group Companies or any of their Subsidiaries.
(iii)   There is no outstanding claim, assessment or deficiency against any of the Group Companies or any of their Subsidiaries for any Taxes that have been asserted or, to the Knowledge of the Company or Holdings (as applicable), threatened in writing by any Taxing Authority. There are no Proceedings pending or, to the Knowledge of the Company or Holdings (as applicable), threatened in writing regarding any Taxes of any of the Group Companies or any of their Subsidiaries.

(iv)   None of the Group Companies or any of their Subsidiaries are a party to any material Tax allocation, sharing or indemnity contract or arrangement (not including, for the avoidance of doubt (i) an agreement or arrangement solely between or among the Group Companies and/or any of their Subsidiaries, or (ii) any customary Tax sharing or indemnification provisions contained in any commercial agreement entered into in the Ordinary Course and not primarily relating to Tax). None of the Group Companies or any of their Subsidiaries have (x) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was any of the Group Companies or any of their Subsidiaries) or (y) any material liability for Taxes of any Person (other than any of the Group Companies or any of their Subsidiaries) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.
(v)   None of the Group Companies or any of their Subsidiaries have participated, or is currently participating, in a “listed transaction,” as defined in Treasury Regulations § 1.6011-4(b)(2) (or any similar provision of state, local or foreign Law).
(vi)   None of the Group Companies or any of their Subsidiaries have constituted a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement or (ii) as part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.
(vii)   No written claim has been made by any Taxing Authority in a jurisdiction where any of the Group Companies or any of their Subsidiaries does not currently file a Tax Return that it is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by any of the Group Companies or any of their Subsidiaries.
(viii)   None of the Group Companies or any of their Subsidiaries have requested, has received or is subject to any written ruling of a Taxing Authority that will be binding on it for any taxable period ending after the Closing Date or has entered into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law).
(ix)   There are no Encumbrances for Taxes on any of the assets of any of the Group Companies or any of their Subsidiaries, except for Permitted Encumbrances.
(x)   Except as provided on Schedule 4.12(a)(x) of the Company Disclosure Letter, none of the Group Companies nor any of their Subsidiaries has availed itself of the benefit of any Tax credits or deferred the payment of any Taxes pursuant to COVID-19 Measures.
(xi)   The Company is, and has been since formation, properly classified for U.S. federal income tax purposes as a corporation.
(xii)   Holdings is, and has been since formation, properly classified for U.S. federal income tax purposes as an entity disregarded as separate from its owner or a partnership.
(xiii)   Except as provided on Schedule 4.12(a)(xiii) of the Company Disclosure Letter, all of the Subsidiaries of Holdings (other than Brix Federal Leasing Corporation) are, and have been since formation, properly classified for U.S. federal income tax purposes as disregarded entities.
(b)   None of the Group Companies or any of their Subsidiaries are aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
(c)   Holdings has or will have in effect an election under Section 754 of the Code for the taxable year in which the Merger occurs.
Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.12 and in Section 4.10 are the sole and exclusive representations and warranties of the Group Companies and their Subsidiaries with respect to Taxes.

Section 4.13   Litigation.   Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there is no (a) Proceeding pending, or, to the Knowledge of the Company, threatened against (i) the Company or any of its Subsidiaries or any of their Oil and Gas Properties or (ii) any Affiliate of the Company relating to the Company, its business or assets, or (b) judgment, decree, injunction, ruling, order, writ or award of any Governmental Entity or arbitrator with outstanding obligations against either the Company or any of its Subsidiaries. To the Knowledge of the Company, as of the date hereof, no officer or director of the Company is a defendant in any Proceeding in connection with his or her status as an officer or director of the Company.
Section 4.14   Intellectual Property.
(a)   The Company and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of the Company and its Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   To the Knowledge of the Company, the use of the Company Intellectual Property by the Company and its Subsidiaries in the operation of the business of the Company and its Subsidiaries as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property of any other Person, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no third party is infringing on the Company Intellectual Property, except for such matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)   The Company and its Subsidiaries have taken reasonable measures consistent with prudent industry practices to protect the confidentiality of trade secrets used in the businesses of the Company and its Subsidiaries as presently conducted, except where failure to do so has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the IT Assets owned, used, or held for use by the Company or any of its Subsidiaries (i) are sufficient for the current needs of the businesses of the Company and its Subsidiaries; (ii) have not malfunctioned or failed within the past three (3) years and (iii) to the Knowledge of the Company, are free from any malicious code.
(e)   Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (i) the Company and its Subsidiaries have used commercially reasonable measures to ensure the confidentiality, privacy and security of Personal Information collected or held for use by the Company or its Subsidiaries; and (ii) to the Knowledge of the Company, there has been no unauthorized access to or unauthorized use of any IT Assets, Personal Information or trade secrets owned or held for use by the Company or its Subsidiaries.
Section 4.15   Privacy and Cybersecurity.
(a)   The Company and its Subsidiaries maintain and are in compliance with, and during the three (3) years preceding the date hereof have maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) the Company’s and its Subsidiaries’ posted or publicly facing privacy policies, and (iii) the Company’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of the Company’s and each of its Subsidiaries’ information technology systems, in each case of clauses (i) through (iii) above, other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to the Company and its Subsidiaries. There are no actions by any Person (including any Governmental Entity) pending to which the Company or any of the Company’s Subsidiaries is a named party or, to the knowledge of the Company, threatened in writing against the Company or its Subsidiaries alleging a violation of any third Person’s privacy or personal information rights.

(b)   During the three (3) years preceding the date of this Agreement (i) to the Knowledge of the Company, there have been no material breaches of the security of the information technology systems of the Company and its Subsidiaries, and (ii) there have been no disruptions in any information technology systems that materially adversely affected the Company’s and its Subsidiaries’ business or operations. The Company and its Subsidiaries take commercially reasonable and legally compliant measures designed to protect confidential, sensitive or personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. Other than as disclosed on Schedule 4.15(b) of the Company Disclosure Letter, to the knowledge of the Company, neither the Company nor any Subsidiary of the Company has (A) experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against the Company or any of the Company’s Subsidiaries.
Section 4.16   Real Property.   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and its Subsidiaries have good, valid and defensible title to all material real property owned by the Company or any of its Subsidiaries, but excluding the Company Oil and Gas Properties and the Rights-of-Way (collectively, the “Company Owned Real Property”) and valid leasehold estates in all material real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries, but excluding the Company Oil and Gas Properties and the Rights-of-Way (collectively, including the improvements thereon, the “Company Material Leased Real Property,” and together with the Company Owned Real Property, the “Company Material Real Property”) free and clear of all Encumbrances and defects and imperfections, except Permitted Encumbrances, (b) each agreement under which the Company or any of its Subsidiaries is the landlord, sublandlord, tenant, subtenant, or occupant with respect to the Company Material Leased Real Property (each, a “Company Material Real Property Lease”) is in full force and effect and is valid and enforceable against the Company or such Subsidiary and, to the Knowledge of the Company, the other parties thereto in accordance with its terms, subject, as to enforceability, to Creditors’ Rights, and neither the Company nor any of its Subsidiaries, or to the Knowledge of the Company, any other party thereto, has received written notice of any default under any Company Material Real Property Lease and no event has occurred and no circumstance exists which, if not remedied, would result in such a default (with or without notice or lapse of time, or both), and (c) as of the date of this Agreement, there does not exist any pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain Proceedings that affect any of the Company’s Oil and Gas Properties, Company Owned Real Property or Company Material Leased Real Property. As of the date of this Agreement, none of the Company Material Real Property is subject to any Encumbrances, defects or imperfections that, in the aggregate, interfere with the ability of the Company and/or its Subsidiaries to conduct their respective businesses thereon as currently conducted to an extent that have had or would reasonably be expected to have a Company Material Adverse Effect. There are no leases, rights or other agreements burdening or affecting any portion of the Company Material Real Property that would reasonably be expected, individually or in the aggregate, to materially adversely affect the existing use or value of such Company Material Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. Except for such arrangements solely between or among the Company and its Subsidiaries, other than disclosed on Schedule 4.16 of the Company Disclosure Letter, there are no outstanding options or rights of first refusal or first offer in favor of any other Person to purchase any Company Owned Real Property or any portion thereof or interest therein (excluding for the avoidance of doubt, any such options or rights relating to or arising out of the Company’s Oil and Gas Properties and Rights-of-Way) that would reasonably be expected to materially adversely affect the existing use of the Company Owned Real Property by the Company and its Subsidiaries in the operation of their respective businesses thereon. The Company Material Real Property and all other real property leased and owned by the Company and its Subsidiaries constitutes all of the real estate (other than, for the avoidance of doubt, the Company’s Oil and Gas Properties and Rights-of-Way) used in and necessary for the operation of the respective businesses of the Company and its Subsidiaries.
Section 4.17   Rights-of-Way.   Each of the Company and its Subsidiaries has such Consents, easements, rights-of-way, permits and licenses from each Person (collectively “Rights-of-Way”) as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse

Effect. Each of the Company and its Subsidiaries has fulfilled and performed all of its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. All pipelines operated by the Company and its Subsidiaries are located on or are subject to valid Rights-of-Way or are located on real property owned or leased by the Company, and there are no gaps (including any gap arising as a result of any breach by the Company or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, other than as disclosed on Schedule 4.17 of the Company Disclosure Letter, no Right-of-Way contains a requirement that the holder thereof make royalty or other payments based, directly or indirectly, on the throughput of Hydrocarbons on or across such Right-of-Way (other than customary royalties under oil and gas leases based solely on Hydrocarbons produced from such oil and gas lease).
Section 4.18   Oil and Gas Matters.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the Ordinary Course since the date of the reserve reports prepared by W.D. Von Gonten & Co. (collectively, the “Company Independent Petroleum Engineers”) relating to the Company’s interests referred to therein as of July 8, 2021 (the “Company Reserve Reports”) or (ii) reflected in the Company Reserve Reports or in the Company SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(v)), the Company and its Subsidiaries, except as set forth on Schedule 4.18(a) of the Company Disclosure Letter, have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Company Reserve Reports and in each case as attributable to interests owned by the Company and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that the Company’s and/or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (1) entitles the Company (and/or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Company Reserve Reports of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties (other than decreases in connection with operations in which the Company and/or its Subsidiaries may be a non-consenting co-owner from and after the date of the Company Reserve Reports, decreases resulting from reversion of interests to co-owners with respect to operations in which such co-owners elected not to consent from and after the date of the Company Reserve Reports, and decreases resulting from the establishment of pools or units from and after the date of the Company Reserve Reports), (2) obligates the Company (or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Company Reserve Reports for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Company Reserve Reports for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties and (3) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)   Except for any such matters that, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the factual, non-interpretive data supplied by the Company to the Company Independent Petroleum Engineers relating to the Company’s interests referred to in the Company Reserve Reports, by or on behalf of the Company and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of the Company and its Subsidiaries in connection with the preparation of the Company Reserve Reports was, as of the time provided, accurate in all respects. To the Company’s Knowledge, any assumptions or estimates provided by any of the Company’s Subsidiaries to the Company Independent Petroleum Engineers in connection with its preparation of the Company Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to the Company at the time such assumptions or estimates were made. Except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the oil and gas reserve estimates of the Company set forth in the Company Reserve Reports are derived from reports that have been prepared by the Company Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of the Company and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Reports that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or are being contested in good faith through appropriate Proceedings, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by the Company or any of its Subsidiaries have been timely and properly paid (other than any such Production Burdens which are being held in suspense by the Company or its Subsidiaries in accordance with applicable Law) or are being contested in good faith through appropriate Proceedings and (iii) neither the Company nor any of its Subsidiaries (and, to the Company’s Knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by the Company or any of its Subsidiaries. To the Company’s Knowledge, Schedule 4.18(c) of the Company Disclosure Letter sets forth all the material Oil and Gas Leases where (i) the primary term thereof is scheduled to expire by the express terms thereof (in whole or in part) at any time prior to the one year anniversary of the date of this Agreement and (ii) in which the primary term is not currently being perpetuated by production in paying quantities, operations or other terms of the applicable Oil and Gas Lease.
(d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of the Company and its Subsidiaries are being received by them in a timely manner or are being contested in good faith through appropriate proceedings and are not being held in suspense (by the Company, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells. Neither the Company nor any of its Subsidiaries (i) is obligated by virtue of a take-or-pay payment, advance payment or similar payment (other than royalties, overriding royalties and similar arrangements established in the Oil and Gas Leases) to deliver Hydrocarbons or proceeds from the sale thereof attributable to such Person’s interest in its Oil and Gas Properties at some future time without receiving payment therefor at the time of delivery or (ii) has any material transportation, processing or plant imbalance, and no Person has given notice that any such imbalance constitutes all of the relevant Person’s ultimately recoverable reserves from a balancing area.
(e)   All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Properties of the Company and its Subsidiaries or otherwise associated with an Oil and Gas Property of the Company or its Subsidiaries that were drilled and completed by the Company or its Subsidiaries, and to the Knowledge of the Company, all such wells that were not drilled and completed by the Company or its Subsidiaries, have been drilled, completed and operated within the limits permitted by the applicable contracts entered into by the Company or any of its Subsidiaries related to such wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development, production and other operations have been conducted in compliance with all applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Schedule 4.18(e) of the Company Disclosure Letter, there are no wells that constitute a part of the Oil and Gas Properties of the Company and its Subsidiaries of which the Company or a Subsidiary has received a written notice, claim, demand or order from any Governmental Entity notifying, claiming, demanding or requiring that such well(s) be temporarily or permanently plugged and abandoned.
(f)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Oil and Gas Properties of the Company or its Subsidiaries is subject to any preferential purchase, tag-along, consent or similar right that would become operative as a result of the Transactions.
(g)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since the date of the Company Reserve Reports, neither the Company nor any of its Subsidiaries has elected not to participate in any operation or activity proposed with respect to any of the Oil and Gas Properties owned or held by it (or them, as applicable) that could result in a penalty or forfeiture as a result of such election not to participate in such operation or activity that would be material to the Company and its Subsidiaries, taken as a whole and is not reflected in the Company Reserve Reports.
(h)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to Oil and Gas Properties operated by the Company and its Subsidiaries, all currently producing Wells and all tangible equipment included therein, used in connection with the operation thereof or otherwise primarily associated therewith (including all buildings, plants, structures, platforms, pipelines, machinery, vehicles and other rolling stock) are in a good state of repair and are adequate and sufficient to maintain normal operations in accordance with current practices (ordinary wear and tear excepted).
(i)   As of the date of this Agreement, except as set forth on Schedule 6.1(b)(xv) of the Company Disclosure Letter, there are no authorizations for expenditure or other commitments to make capital expenditures (or series of related authorizations for expenditure or commitments) binding on the Company or any of its Subsidiaries with respect to its or their respective Oil and Gas Properties for which such operations have not been completed that the Company reasonably anticipates will individually or in the aggregate require expenditures after the Effective Time of greater than $100,000.
Section 4.19   Environmental Matters.
(a)   Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:
(i)   the Company and its Subsidiaries and their respective operations and assets are, and at all times since the Applicable Date have been, in compliance with Environmental Laws;
(ii)   the Company and its Subsidiaries are not subject to any pending or, to the Company’s Knowledge, threatened Proceedings under Environmental Laws;
(iii)   there have been no Releases of Hazardous Materials at any property currently or, to the Knowledge of the Company, formerly owned, leased, operated or otherwise used by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, by any predecessors of the Company or any of its Subsidiaries, which Releases have resulted or are reasonably likely to result in liability to the Company under Environmental Law, and, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any unresolved written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, leased, operated, or otherwise used by the Company, or at or from any offsite location where Hazardous Materials from the Company’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and

(iv)   neither the Company nor any of its Subsidiaries has assumed, either expressly or, to the Company’s Knowledge, by operation of Law, any liability of any other Person related to Hazardous Materials or Environmental Laws.
(b)   As of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, the Company or its Subsidiaries relating to any instance of noncompliance with Environmental Laws or any liability arising under Environmental Laws in each case that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to Parent prior to the date hereof.
Section 4.20   Material Contracts.
(a)   Schedule 4.20(a) of the Company Disclosure Letter, together with the lists of exhibits contained in the Company SEC Documents, sets forth a true and complete list, as of the date of this Agreement, of:
(i)   each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);
(ii)   each Contract that provides for the acquisition, disposition, license, use, distribution or outsourcing of assets, services, rights or properties (other than Oil and Gas Properties) with respect to which the Company reasonably expects that the Company and its Subsidiaries will make annual payments in excess of $250,000 or aggregate payments in excess of $1,000,000;
(iii)   each contract that constitutes a commitment relating to Indebtedness or the deferred purchase price of property by the Company or any of its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in excess of $200,000, other than agreements solely between or among the Company and any of its Subsidiaries;
(iv)   each Contract to which the Company or any of its Subsidiaries is a party that (A) restricts the ability of the Company or any of its Subsidiaries to compete in any business or with any Person in any geographical area, (B) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party or (C) provides for “exclusivity” or any similar requirement in favor of any third party, except in the case of each of clauses (A), (B) and (C) for such restrictions, requirements and provisions that are not material to the Company and its Subsidiaries;
(v)   any Contract providing for the purchase or sale by the Company or any of its Subsidiaries of Hydrocarbons that:
(A)   has a remaining term of greater than sixty (60) days and does not allow the Company or such Subsidiary to terminate it without penalty on sixty (60) days’ notice or less,
(B)   contains a minimum throughput commitment, minimum volume commitment, “take-or-pay” clause or any similar material prepayment or forward sale arrangement or obligation (excluding “gas balancing” arrangements associated with customary joint operating agreements) to deliver Hydrocarbons at some future time or
(C)   contains acreage dedication, minimum volume commitments or capacity reservation fees to a gathering, transportation or other arrangement downstream of the wellhead that, in each case, cover, guaranty, dedicate or commit (I) more than 1,000 net acres or (II) volumes in excess of 10,000 MMcf of gas or 2,000 boe of liquid Hydrocarbons on a monthly basis (calculated on a yearly average basis);
(vi)   any acquisition or divestiture Contract that contains “earn out” or other similar contingent payment obligations (other than asset retirement obligations, plugging and abandonment obligations and other reserves of the Company set forth in the Company Reserve Report), that would reasonably be expected to result in annual payments in excess of $100,000;

(vii)   each contract for lease of personal property or real property (other than Oil and Gas Properties) involving payments in excess of $100,000 in any calendar year or aggregate payments in excess of $1,000,000 over the life of the contract that are not terminable without penalty or other liability to the Company (other than any ongoing obligation pursuant to such contract that is not caused by any such termination) within sixty (60) days, other than contracts related to drilling rigs;
(viii)   each contract that is a non-competition contract or other contract that (A) purports to limit in any material respect either the type of business in which the Company or any of its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business (including any contract containing any area of mutual interest, joint bidding area, joint acquisition area, or non-compete or similar type of provision), (B) could require the disposition of any material assets or line of business of the Company or any of its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) or (C) prohibits or limits the rights of the Company or any of its Subsidiaries to make, sell or distribute any products or services, or use, transfer or distribute, or enforce any of their rights with respect to, any of their material assets;
(ix)   each Contract involving the pending acquisition or sale of (or option to purchase or sell) any material amount of the assets or properties of the Company or any of its Subsidiaries (including any Oil and Gas Properties), taken as a whole, other than Contracts involving the acquisition or sale of (or option to purchase or sell) Hydrocarbons in the Ordinary Course;
(x)   each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, or unit agreements affecting the Oil and Gas Properties of the Company;
(xi)   each joint development agreement, exploration agreement, participation, farmout, farmin or program agreement or similar Contract requiring the Company or any of its Subsidiaries to make expenditures from and after the Applicable Date that would reasonably be expected to be in excess of $1,000,000 in the aggregate, other than customary joint operating agreements and continuous development obligations under Oil and Gas Leases;
(xii)   each contract for any Derivative Transaction;
(xiii)   each collective bargaining agreement to which the Company is a party;
(xiv)   each agreement under which the Company or any of its Subsidiaries has advanced or loaned any amount of money to any of its officers, directors, employees or consultants, in each case with a principal amount in excess of $120,000;
(xv)   each contract for any Company Related Party Transaction; and
(xvi)   each agreement that contains any “most favored nation” or most favored customer provision, call or put option, preferential right or rights of first or last offer, negotiation or refusal, in each case other than those contained in (A) any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries, (B) customary royalty pricing provisions in Oil and Gas Leases or (C) customary preferential rights in joint operating agreements, unit agreements or participation agreements affecting the business or the Oil and Gas Properties of the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries or any of their respective Affiliates is subject, and is material to the business of the Company and its Subsidiaries, taken as a whole.
(b)   Collectively, the Contracts set forth in Section 4.20(a) are herein referred to as the “Company Contracts.” A complete and correct copy of each of the Company Contracts has been made available to Parent. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Contract is legal, valid, binding and enforceable in accordance with its terms on the Company and each of its Subsidiaries that is a party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject, as to enforceability, to Creditors’ Rights. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries is in breach or default under any Company Contract nor, to the Knowledge of the Company, is any other party to any such Company Contract in breach or default thereunder, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or its Subsidiaries, or, to the Knowledge of the Company, any other party thereto. There are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Company Contract and neither the Company nor any of its Subsidiaries has received any written notice of the intention of any other party to any Company Contract to terminate for default, convenience or otherwise any Company Contract, nor to the Knowledge of the Company, is any such party threatening to do so, in each case except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
Section 4.21   Derivative Transactions.
(a)   Schedule 4.21 of the Company Disclosure Letter contains a complete and correct list of all outstanding Derivative Transactions (including each outstanding Hydrocarbon or financial hedging position attributable to the Hydrocarbon production of the Company or any of its Subsidiaries) entered into by the Company or any of its Subsidiaries or for the account of any of their respective customers as of the date hereof pursuant to which such party has outstanding rights or obligations. All such Derivative Transactions entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions.
(b)   Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries have duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.
(c)   The Company SEC Documents accurately summarize, in all material respects, the outstanding positions under any Derivative Transaction of the Company and its Subsidiaries, including Hydrocarbon and financial positions under any Derivative Transaction of the Company attributable to the production and marketing of the Company and its Subsidiaries, as of the dates reflected therein.
Section 4.22   Insurance.   Set forth on Schedule 4.22 of the Company Disclosure Letter is a true, correct and complete list of all material insurance policies held by the Company or any of its Subsidiaries as of the date of this Agreement (collectively, the “Material Company Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Material Company Insurance Policies is in full force and effect on the date of this Agreement and a true, correct and complete copy of each Material Company Insurance Policy has been made available to Parent. The Material Company Insurance Policies are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets, and are in breadth of coverage and amount at least equivalent to that carried by Persons engaged in similar businesses and subject to the same or similar perils or hazards, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all premiums payable under the Material Company Insurance Policies prior to the date of this Agreement have been duly paid to date, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the Transactions), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of the Material Company Insurance Policies. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, no written notice of cancellation or termination has been received with respect to any Material Company Insurance Policy. As of the date hereof, the Company and its Subsidiaries do not have aggregate claims pending with insurers that are reasonably expected to result in insurance recoveries of more than $1,500,000 in the aggregate.
Section 4.23   Opinion of Financial Advisor.   The Company Board has received the oral opinion of Houlihan Lokey Capital, Inc. addressed to the Company Board to the effect that, based upon and subject to the assumptions, qualifications, limitations, and other matters considered in connection with the preparation of each such opinion, as of the date of the opinion, the Merger Consideration to be received by the holders of Company Common Stock pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than the Company and its Subsidiaries and Parent and its Affiliates). A copy of the written opinion of the financial advisor confirming its oral opinion will be provided by the Company to Parent promptly following the execution of this Agreement and receipt thereof by the Company (it being agreed that such opinions are for the benefit of the Company Board and may not be relied upon by Parent or the Merger Subs or any other Person).
Section 4.24   Brokers.   Except for the fees and expenses payable to Citigroup Global Markets Inc. and Houlihan Lokey Capital, Inc., no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of either Group Company.
Section 4.25   Related Party Transactions.   Schedule 4.25 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement (other than any Company Benefit Plan) involving in excess of $120,000 under which any (a) present or former executive officer or director of the Company or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of the Company or any of its Subsidiaries whose status as a 5% holder is known to the Company as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the Knowledge of the Company) is a party to any actual or proposed loan, lease or other contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of the Company or any of its Subsidiaries (each of the foregoing, a “Company Related Party Transaction”).
Section 4.26   No Additional Representations.
(a)   Except for the representations and warranties made in this Article IV, no Group Company nor any other Person makes any express or implied representation or warranty with respect to either Group Company or any of their respective Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and each Group Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, no Group Company nor any other Person makes or has made any representation or warranty to Parent, the Merger Subs, or any of their respective Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to either Group Company or any of their respective Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by each Group Company in this Article IV, any oral or written information presented to Parent or the Merger Subs or any of their respective Affiliates or Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 4.26 shall limit Parent’s or the Merger Subs’ remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by each Group Company in this Article IV.
(b)   Notwithstanding anything contained in this Agreement to the contrary, each Group Company acknowledges and agrees that none of Parent, the Merger Subs or any other Person has made or is making any representations or warranties relating to Parent or its Subsidiaries (including the Merger Subs) or any other matter whatsoever, express or implied, beyond those expressly given by

Parent and the Merger Subs in Article V, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to either Group Company or any of its Representatives, and that each Group Company has not relied on any such other representation or warranty not expressly set forth in Article V of this Agreement. Without limiting the generality of the foregoing, each Group Company acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to either Group Company or any of their respective Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS
Except as set forth in the disclosure letter dated as of the date of this Agreement and delivered by Parent and the Merger Subs to the Company on or prior to the date of this Agreement (the “Parent Disclosure Letter”) and except as disclosed in the Parent SEC Documents (including all exhibits and schedules thereto and documents incorporated by reference therein) filed with or furnished to the SEC and available on Edgar since December 31, 2020 and prior to the date of this Agreement (excluding any disclosures set forth or referenced in any risk factor section or in any other section, in each case, to the extent they are forward-looking statements or cautionary, predictive, non-specific or forward-looking in nature), Parent and the Merger Subs, jointly and severally, represent and warrant to the Company as follows:
Section 5.1   Organization, Standing and Power.   Each of Parent and its Subsidiaries is a corporation, partnership or limited liability company duly incorporated, organized or formed, as the case may be, validly existing and in good standing under the Laws of its jurisdiction of incorporation, organization or formation, with all requisite entity power and authority to own, lease and operate its assets and properties and to carry on its business as now being conducted, other than, in the case of Parent’s Subsidiaries, where the failure to be so organized or to have such power, authority or standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent (a “Parent Material Adverse Effect”). Each of Parent and its Subsidiaries is duly qualified or licensed and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its assets and properties, makes such qualification or license necessary, other than where the failure to so qualify, license or be in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent, Merger Sub Inc. and Merger Sub LLC each has heretofore made available to the Company complete and correct copies of its Organizational Documents and the Organizational Documents of each of its Subsidiaries, each as amended prior to the execution of this Agreement, and each as made available to Parent is in full force and effect, and neither Parent nor any of its Subsidiaries is in violation of any of the provisions of such Organizational Documents.
Section 5.2   Capital Structure.
(a)   As of the date of this Agreement, the authorized capital stock of Parent consists of (i) 450,000,000 shares of Parent Common Stock and (ii) 45,000,000 shares of preferred stock, par value $0.01 per share (“Parent Preferred Stock” and, together with the Parent Common Stock, the “Parent Capital Stock”). At the close of business on August 10, 2021: (A) 98,280,786 shares of Parent Common Stock were issued and outstanding and no shares of Parent Preferred Stock were issued and outstanding; (B) 33,792,227 warrants to purchase shares of Parent Common Stock were issued and outstanding; (C) there were no outstanding options to purchase shares of Parent Common Stock pursuant to Parent’s Stock and Performance Incentive Plan, as amended from time to time, and prior plans (the “Parent Stock Plans”); (D) there were outstanding other stock-settled equity-based awards (other than shares of restricted stock or other equity based awards included in the number of shares of Parent Common Stock outstanding set forth above) with respect to 837,973 shares of Parent Common Stock; and (E) there were 1,767,203 shares of Parent Common Stock and 3,334,277 Class C Warrants to purchase Parent Common Stock held in reserve for future issuance relating to general unsecured claims.
(b)   As of the date of this Agreement, the authorized capital stock of Merger Sub Inc. consists of 1,000 shares of common stock, par value $0.01 per share, all of which shares are validly issued, fully paid and nonassessable and are owned by Parent.

(c)   As of the date of this Agreement, the authorized equity interests of Merger Sub LLC consist of limited liability company interests, all of which are owned by Parent and, under the Limited Liability Company Act of the State of Delaware, Parent has no obligation to make further payments for its purchase of such limited liability company interests or contributions to Merger Sub LLC solely by reason of its ownership of such limited liability company interests or its status as a member of Merger Sub LLC, and no personal liability for the debts, obligations and liabilities of Merger Sub LLC, whether arising in contract, tort or otherwise, solely by reason of being a member of Merger Sub LLC.
(d)   All outstanding shares of Parent Common Stock have been duly authorized and are validly issued, fully paid and non-assessable and are not subject to preemptive rights. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be validly issued, fully paid and nonassessable and not subject to preemptive rights. All outstanding shares of Parent Common Stock have been issued and granted in compliance in all material respects with (i) applicable securities Laws and other applicable Law and (ii) all requirements set forth in applicable contracts. The Parent Common Stock to be issued pursuant to this Agreement, when issued, will be issued in compliance in all material respects with (A) applicable securities Laws and other applicable Law and (B) all requirements set forth in applicable contracts. As of the close of business on August 10, 2021, except as set forth in this Section 5.2, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from Parent or any of its Subsidiaries any capital stock of Parent or securities convertible into or exchangeable or exercisable for capital stock of Parent (and the exercise, conversion, purchase, exchange or other similar price thereof). All outstanding shares of capital stock or other equity interests of the Subsidiaries of Parent are owned by Parent, or a direct or indirect Subsidiary of Parent, are free and clear of all Encumbrances, other than Permitted Encumbrances, and have been duly authorized and are validly issued, fully paid and nonassessable. Except as set forth in this Section 5.2, there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of capital stock, Voting Debt or other voting securities of Parent; and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement. There are not any stockholder agreements, voting trusts or other agreements to which Parent or any of its Subsidiaries is a party or by which it is bound relating to the voting of any shares of capital stock or other equity interest of Parent or any of its Subsidiaries. No Subsidiary of Parent owns any shares of Parent Common Stock or any other shares of Parent Capital Stock.
(e)   As of the date of this Agreement, neither Parent nor any of its Subsidiaries has any (i) interests in a material joint venture or, directly or indirectly, equity securities or other similar equity interests in any Person or (ii) obligations, whether contingent or otherwise, to consummate any material additional investment in any Person other than its Subsidiaries and its joint ventures listed on Schedule 5.2(e) of the Parent Disclosure Letter.
Section 5.3   Authority; No Violations; Consents and Approvals.
(a)   No vote of holders of capital stock of Parent is necessary to approve this Agreement or the Transactions. Each of Parent, Merger Sub Inc. and Merger Sub LLC has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Parent and the Merger Subs and the consummation by Parent and the Merger Subs of the Transactions have been duly authorized by all necessary action on the part of each of Parent, Merger Sub Inc. and Merger Sub LLC, subject to adoption of this Agreement by Parent as sole stockholder of Merger Sub Inc. and sole member of Merger Sub LLC (which shall occur immediately after the execution and delivery of this Agreement), and the filing of the Certificate of First Merger and Certificate of Second Merger with the Office of the Secretary of State for the State of Delaware. This Agreement has been duly executed and delivered by each of Parent, Merger Sub Inc. and Merger Sub LLC, and, assuming the due and valid execution of this Agreement by the Company, constitutes a valid and binding obligation of each of Parent, Merger Sub Inc. and Merger Sub LLC enforceable against Parent, Merger Sub Inc. and Merger Sub LLC in accordance with its terms, subject as to enforceability to Creditors’ Rights. The Parent Board, at a meeting duly called and held, has by unanimous vote (i) determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Parent and the holders of Parent Common Stock and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Parent Stock Issuance. The Merger Sub Board has by unanimous vote (A) determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Merger Sub Inc. and the sole stockholder of Merger Sub Inc., (B) approved and declared advisable this Agreement and the consummation of the Transactions and (C) recommended this Agreement and the Transactions to Parent for approval and adoption thereby in its capacity as the sole stockholder of Merger Sub Inc. Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub Inc., will immediately after the execution and delivery of this Agreement adopt this Agreement in its capacity as sole stockholder of Merger Sub Inc.. Parent, in its capacity as the sole member of Merger Sub LLC, has (A) determined that this Agreement and the Transactions are fair and reasonable to, and advisable and in the best interests of, Merger Sub LLC and its sole member and (B) approved and declared advisable this Agreement and the consummation of the Transactions.
(b)   The execution, delivery and performance of this Agreement does not, and the consummation of the Transactions will not (with or without notice or lapse of time, or both) (i) contravene, conflict with or result in a violation of any provision of the Organizational Documents of Parent, Merger Sub Inc. or Merger Sub LLC, (ii) with or without notice, lapse of time or both, result in a violation of, a termination (or right of termination) of or default under, the creation or acceleration of any obligation or the loss of a benefit under, or result in the creation of any Encumbrance upon any of the properties or assets of Parent or any of its Subsidiaries under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which Parent or any of its Subsidiaries is a party or by which Parent or the Merger Subs or any of their respective Subsidiaries or their respective properties or assets are bound or (iii) assuming the Consents referred to in Section 5.4 are duly and timely obtained or made, conflict with or result in a violation of any Law applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (ii) and (iii), any such contraventions, conflicts, violations, defaults, acceleration, losses or Encumbrances that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is not party to any contract, arrangement or other commitment that does, would or would reasonably be expected to entitle any Person to appoint one or more directors to the Parent Board.
Section 5.4   Consents.   No Consent from or to any Governmental Entity is required to be obtained or made by Parent or any of its Subsidiaries or Affiliates in connection with the execution, delivery and performance of this Agreement by Parent and the Merger Subs or the consummation by Parent and the Merger Subs of the Transactions, except for: (a) the filing of a premerger notification and report form by Parent under the HSR Act, and the expiration or termination of any applicable waiting period with respect thereto; (b) the filing with the SEC of (i) the Registration Statement and (ii) such reports under Section 13(a) of the Exchange Act, and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Transactions; (c) the filing of the Certificate of First Merger and Certificate of Second Merger with the Office of the Secretary of State of the State of Delaware; (d) filings with NASDAQ; (e) such filings and approvals as may be required by any applicable state securities or “blue sky” Laws or Takeover Laws; and (f) any such Consent that the failure to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.5   SEC Documents; Financial Statements.
(a)   Since the Applicable Date, Parent has filed or furnished with the SEC, on a timely basis, all forms, reports, certifications, schedules, statements and documents required to be filed or furnished under the Securities Act or the Exchange Act, respectively, (such forms, reports, certifications, schedules, statements and documents, collectively, the “Parent SEC Documents”). As of their respective dates, each of the Parent SEC Documents, as amended, complied, or if not yet filed or furnished, will comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Parent SEC Documents, and none of the Parent SEC Documents contained, when filed or, if amended prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, or if filed with or furnished to the SEC subsequent to the date of this Agreement, will contain any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)   The financial statements of Parent included in the Parent SEC Documents, including all notes and schedules thereto, complied, or, in the case of Parent SEC Documents filed after the date of this Agreement, will comply, in all material respects, when filed or if amended prior to the date of this Agreement, as of the date of such amendment, with the rules and regulations of the SEC with respect thereto, were, or, in the case of Parent SEC Documents filed after the date of this Agreement, will be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end audit adjustments) the financial position of Parent and its consolidated Subsidiaries as of their respective dates and the results of operations and the cash flows of Parent and its consolidated Subsidiaries for the periods presented therein.
(c)   Parent has established and maintains a system of internal controls. Such internal controls are sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with GAAP. Except as set forth on Schedule 5.5(c) of the Parent Disclosure Letter, there (i) is no significant deficiency or material weakness in the design or operation of internal controls of financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) utilized by Parent or any of its Subsidiaries and (ii) is not, and since December 31, 2020, there has not been, any illegal act or fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls.
Section 5.6   Absence of Certain Changes or Events.
(a)   Since February 9, 2021, there has not been any Parent Material Adverse Effect or any event, change, effect or development that, individually or in the aggregate, would reasonably be expected to have a Parent Material Adverse Effect.
(b)   From February 9, 2021 through the date of this Agreement:
(i)   Parent and its Subsidiaries have conducted their business in the Ordinary Course in all material respects;
(ii)   there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by Parent or any of its Subsidiaries, including the Oil and Gas Properties of Parent and its Subsidiaries, whether or not covered by insurance; and
(iii)   neither Parent nor any of its Subsidiaries has taken, or agreed, committed, arranged, authorized or entered into any understanding to take, any action that, if taken after the date of this Agreement, would (without the Company’s prior written consent) have constituted a breach of any of the covenants set forth in Sections 6.2(b)(i), (iii), (iv), (v), (vi), (vii), (viii), (ix) or (x) (solely as it relates to the foregoing Sections 6.2(b)(i), (iii), (iv), (v), (vi), (vii), (viii) or (ix)).
Section 5.7   No Undisclosed Material Liabilities.   There are no liabilities of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (a) liabilities adequately provided for on the balance sheet of Parent dated as of June 30, 2021 (including the notes thereto) contained in Parent’s Quarterly Report on Form 10-Q for the three-months ended June 30, 2021; (b) liabilities incurred in the Ordinary Course subsequent to June 30,

2021; (c) liabilities incurred in connection with the Transactions; and (d) liabilities that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.8   Information Supplied.   None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in (a) the Registration Statement shall, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the accuracy of the first sentence of Section 4.8, the Proxy Statement and the Registration Statement will comply as to form in all material respects with the provisions of the Exchange Act and the Securities Act, respectively, and the rules and regulations thereunder; provided, however, that no representation is made by Parent with respect to statements made therein based on information supplied by the Company specifically for inclusion or incorporation by reference therein.
Section 5.9   Parent Permits; Compliance with Applicable Law.
(a)   Parent and its Subsidiaries hold and at all times since the Applicable Date have held all permits, licenses, certifications, registrations, consents, authorizations, variances, exemptions, waivers, orders, franchises, and approvals of all Governmental Entities necessary to own, lease and operate their respective properties and assets and for the lawful conduct of their respective businesses as they were or are now being conducted, as applicable (collectively, the “Parent Permits”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to so hold or make such a payment would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are in full force and effect and no suspension or cancellation of any of the Parent Permits is pending or, to the Knowledge of Parent, threatened, and Parent and its Subsidiaries are, and at all times since the Applicable Date have been, in compliance with the terms of the Parent Permits, except where the failure to be in full force and effect or failure to so comply would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   The businesses of Parent and its Subsidiaries are not currently being conducted, and at no time since the Applicable Date have been conducted, in violation of any applicable Law, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the Knowledge of Parent, threatened, other than those the outcome of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)   Neither Parent nor any of its Subsidiaries, nor any of their respective directors, officers, employees, or agents, has directly or indirectly made, offered, promised or authorized any payment or gift of any money or anything of value to or for the benefit of any Person for the purpose of (i) influencing any official act or decision of a foreign government official, political party, or candidate for political office, (ii) inducing such official, party or candidate to use his, her or its influence to affect any act or decision of a foreign Governmental Entity, or (iii) securing any improper advantage, in the case of (i), (ii) and (iii) in violation of any applicable Anti-Corruption Laws.
(d)   Neither Parent nor any of its Subsidiaries, nor any of their respective directors, officers, employees, or agents:
(i)   has been nor is a Sanctioned Person;
(ii)   has transacted any business directly or knowingly indirectly with any Sanctioned Person or otherwise violated Sanctions; nor
(iii)   has violated any applicable Ex-Im Law.

Section 5.10   Labor Matters.
(a)   (i) Neither Parent nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement with any labor union or labor organization, (ii) to the Knowledge of Parent there is no pending union representation petition filed with the National Labor Relations Board or any other Governmental Entity with respect to employees of Parent or any of its Subsidiaries, and (iii) to the Knowledge of Parent, there is no labor organizing activity by any labor union or labor organization to organize employees of Parent or its Subsidiaries.
(b)   There is no strike, work stoppage, slowdown or lockout pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries by or involving any employees of Parent or any of its Subsidiaries, other than as would not reasonably be expected to have individually or in the aggregate, a Parent Material Adverse Effect.
(c)   In the last three (3) years: (i) to the Knowledge of Parent, no material allegations of sexual harassment have been made by any current or former employee of Parent against any current or former officer or director of Parent or its Subsidiaries; and (ii) neither Parent nor any of its Subsidiaries have been in involved in any material Proceedings, or entered into any material settlement agreements, related to allegations of sexual harassment by any current or former officer or director of Parent or its Subsidiaries.
Section 5.11   Taxes.   Neither Parent nor any of its Subsidiaries is aware of the existence of any fact, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede the Integrated Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
Section 5.12   Litigation.   Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there is no (a) Proceeding pending, or to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their Oil and Gas Properties, or (b) judgment, decree, injunction, ruling, order, writ or award of any Governmental Entity or arbitrator with outstanding obligations against Parent or any of its Subsidiaries. To the Knowledge of Parent, as of the date hereof, no officer of Parent is a defendant in any Proceeding in connection with his or her status as an officer or director of Parent.
Section 5.13   Environmental Matters.
(a)   Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:
(i)   Parent and its Subsidiaries and their respective operations and assets are, and at all times since the Applicable Date have been, in compliance with Environmental Laws;
(ii)   Parent and its Subsidiaries are not subject to any pending or, to Parent’s Knowledge, threatened Proceedings under Environmental Laws;
(iii)   there have been no Releases of Hazardous Materials at any property currently or, to the Knowledge of Parent, formerly owned, leased, operated or otherwise used by Parent or any of its Subsidiaries, or, to the Knowledge of Parent, by any predecessors of Parent or any Subsidiary of Parent, which Releases have resulted or are reasonably likely to result in liability to Parent under Environmental Law, and, as of the date of this Agreement, neither Parent nor any of its Subsidiaries has received any unresolved written notice asserting a liability or obligation under any Environmental Laws with respect to the investigation, remediation, removal, or monitoring of the Release of any Hazardous Materials at or from any property currently or formerly owned, leased, operated, or otherwise used by Parent, or at or from any offsite location where Hazardous Materials from Parent’s or its Subsidiaries’ operations have been sent for treatment, disposal, storage or handling; and
(iv)   neither Parent nor any of its Subsidiaries has assumed, either expressly or, to Parent’s Knowledge, by operation of Law, any liability of any other Person related to Hazardous Materials or Environmental Laws.

(b)   as of the date of this Agreement, there have been no environmental investigations, studies, audits, or other analyses conducted during the past three (3) years by or on behalf of, or that are in the possession of, Parent or its Subsidiaries relating to any instance of noncompliance with Environmental Laws or any liability arising under Environmental Laws, in each case that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to any property owned, operated or otherwise used by any of them that have not been delivered or otherwise made available to the Company prior to the date hereof.
Section 5.14   Intellectual Property.   Parent and its Subsidiaries own or have the right to use all Intellectual Property used in or necessary for the operation of the businesses of each of Parent and its Subsidiaries as presently conducted free and clear of all Encumbrances except for Permitted Encumbrances, except where the failure to own or have the right to use such properties has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.15   Privacy and Cybersecurity.
(a)   Parent and its Subsidiaries maintain and are in compliance with, and during the three (3) years preceding the date hereof have maintained and been in compliance with, (i) all applicable Laws relating to the privacy and/or security of personal information, (ii) Parent’s and its Subsidiaries’ posted or publicly facing privacy policies, and (iii) Parent’s and its Subsidiaries’ contractual obligations concerning cybersecurity, data security and the security of Parent’s and each of its Subsidiaries’ information technology systems, in each case of (i)-(iii) above, other than any non-compliance that, individually or in the aggregate, has not been and would not reasonably be expected to be material to Parent and its Subsidiaries. There are no actions by any Person (including any Governmental Entity) pending to which Parent or any of Parent’s Subsidiaries is a named party or, to the knowledge of Parent, threatened in writing against Parent or its Subsidiaries alleging a violation of any third Person’s privacy or personal information rights.
(b)   During the three (3) years preceding the date of this Agreement (i) to the Knowledge of Parent, there have been no material breaches of the security of the information technology systems of Parent and its Subsidiaries, and (ii) there have been no disruptions in any information technology systems that materially adversely affected Parent’s and its Subsidiaries’ business or operations. Parent and its Subsidiaries take commercially reasonable and legally compliant measures designed to protect confidential, sensitive or personally identifiable information in its possession or control against unauthorized access, use, modification, disclosure or other misuse, including through administrative, technical and physical safeguards. To the knowledge of Parent, neither Parent nor any Subsidiary of Parent has (A) experienced any incident in which such information was stolen or improperly accessed, including in connection with a breach of security, or (B) received any written notice or complaint from any Person with respect to any of the foregoing, nor has any such notice or complaint been threatened in writing against Parent or any of Parent’s Subsidiaries.
Section 5.16   Rights-of-Way.   Each of Parent and its Subsidiaries has such Rights-of-Way as are sufficient to conduct its business as presently conducted, except for such Rights-of-Way the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and its Subsidiaries has fulfilled and performed all its material obligations with respect to such Rights-of-Way and conduct their business in a manner that does not violate any of the Rights-of-Way and no event has occurred that allows, or after notice or lapse of time would allow, revocation or termination thereof or would result in any impairment of the rights of the holder of any such Rights-of-Way, except for such revocations, terminations and impairments that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. All pipelines operated by Parent and its Subsidiaries are located on or are subject to valid Rights-of-Way, or are located on real property owned or leased by Parent, and there are no gaps (including any gap arising as a result of any breach by Parent or any of its Subsidiaries of the terms of any Rights-of-Way) in the Rights-of-Way other than gaps that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.17   Oil and Gas Matters.
(a)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, and except for property (i) sold or otherwise disposed of in the Ordinary Course since the date of the reserve report prepared by LaRoche Petroleum Consultants, Ltd. (the “Parent Independent Petroleum Engineers”) relating to Parent interests referred to therein as of December 31, 2020 (the “Parent Reserve Report”) or (ii) reflected in the Parent Reserve Report or in the Parent SEC Documents as having been sold or otherwise disposed of (other than sales or dispositions after the date hereof in accordance with Section 6.1(b)(v)), Parent and its Subsidiaries have good and defensible title to all Oil and Gas Properties forming the basis for the reserves reflected in the Parent Reserve Report and in each case as attributable to interests owned by Parent and its Subsidiaries, free and clear of any Encumbrances, except for Permitted Encumbrances. For purposes of the foregoing sentence, “good and defensible title” means that Parent’s and/or one or more of its Subsidiaries’, as applicable, title (as of the date hereof and as of the Closing) to each of the Oil and Gas Properties held or owned by them (or purported to be held or owned by them) that (A) entitles Parent (or one or more of its Subsidiaries, as applicable) to receive (after satisfaction of all Production Burdens applicable thereto), not less than the net revenue interest share shown in the Parent Reserve Report of all Hydrocarbons produced from such Oil and Gas Properties throughout the productive life of such Oil and Gas Properties, (B) obligates Parent (and/or one or more of its Subsidiaries, as applicable) to bear a percentage of the costs and expenses for the maintenance and development of, and operations relating to, such Oil and Gas Properties, of not greater than the working interest shown on the Parent Reserve Report for such Oil and Gas Properties (other than any positive differences in such percentage) and the applicable working interest shown on the Parent Reserve Report for such Oil and Gas Properties that are accompanied by a proportionate (or greater) increase in the net revenue interest in such Oil and Gas Properties and (C) is free and clear of all Encumbrances (other than Permitted Encumbrances).
(b)   Except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the factual, non-interpretive data supplied by Parent to the Parent Independent Petroleum Engineers relating to Parent interests referred to in the Parent Reserve Report, by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Properties of Parent and its Subsidiaries in connection with the preparation of the Parent Reserve Report was, as of the time provided, accurate in all respects. To Parent’s Knowledge, any assumptions or estimates provided by any of Parent’s Subsidiaries to the Parent Independent Petroleum Engineers in connection with its preparation of the Parent Reserve Reports were made in good faith and on a reasonable basis based on the facts and circumstances in existence and that were known to Parent at the time such assumptions or estimates were made. Except for any such matters that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the oil and gas reserve estimates of Parent set forth in the Parent Reserve Report are derived from reports that have been prepared by the Parent Independent Petroleum Engineers, and such reserve estimates fairly reflect, in all respects, the oil and gas reserves of Parent and its Subsidiaries at the dates indicated therein and are in accordance with SEC guidelines applicable thereto applied on a consistent basis throughout the periods involved. Except for changes generally affecting the oil and gas exploration, development and production industry (including changes in commodity prices) and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(c)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) all rentals, shut-ins and similar payments owed to any Person or individual under (or otherwise with respect to) any Oil and Gas Leases have been properly and timely paid or are being contested in good faith through appropriate Proceedings, (ii) all royalties, minimum royalties, overriding royalties and other Production Burdens with respect to any Oil and Gas Properties owned or held by Parent or any of its Subsidiaries have been timely and properly paid (other than any such Production Burdens that are being held in suspense by Parent or its Subsidiaries in accordance with applicable Law) or are being contested in good faith through appropriate Proceedings and (iii) none of Parent or any of its Subsidiaries (and, to Parent’s Knowledge, no third party operator) has violated any provision of, or taken or failed to take any act that, with or without notice, lapse of time, or both, would constitute a default under the provisions of any Oil and Gas Lease (or entitle the lessor thereunder to cancel or terminate such Oil and Gas Lease) included in the Oil and Gas Properties owned or held by Parent or any of its Subsidiaries.
(d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties of Parent and its Subsidiaries are being received by them in a timely manner or are being contested in good faith through appropriate Proceedings and are not being held in suspense (by Parent, any of its Subsidiaries, any third party operator thereof or any other Person) for any reason other than awaiting preparation and approval of division order title opinions and the receipt of division orders for execution for recently drilled Wells.
(e)   All of the Wells and all water, CO2, injection or other wells located on the Oil and Gas Properties of Parent and its Subsidiaries or otherwise associated with an Oil and Gas Property of Parent or its Subsidiaries that were drilled and completed by Parent or its Subsidiaries, and to the Knowledge of Parent, all such wells that were not drilled and completed by Parent or its Subsidiaries, have been drilled, completed and operated within the limits permitted by the applicable contract entered into by Parent or any of its Subsidiaries related to such wells and in accordance with applicable Law, and all drilling and completion (and plugging and abandonment) of such wells and all related development production and other operations have been conducted in compliance with all applicable Law except, in each case, as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(f)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of the material Oil and Gas Properties of Parent or its Subsidiaries is subject to any preferential purchase, consent or similar right that would become operative as a result of the Transactions.
Section 5.18   Brokers.   Except for the fees and expenses payable to J.P. Morgan Securities LLC (“Parent FA”), no broker, investment banker, advisor or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent.
Section 5.19   Ownership of Company Common Stock.   As of the date hereof, neither Parent nor any of its Subsidiaries own any shares of Company Common Stock (or other securities convertible into, exchangeable for or exercisable for shares of Company Common Stock).
Section 5.20   Business Conduct.
(a)   Merger Sub Inc. was incorporated on August 6, 2021. Since its inception, Merger Sub Inc. has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub Inc. has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.
(b)   Merger Sub LLC was formed on August 6, 2021. Since its inception, Merger Sub LLC has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the Transactions. Merger Sub LLC has no operations, has not generated any revenues and has no assets or liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.
Section 5.21   Available Funds.   Parent and the Merger Subs have available to them or as of the Effective Time will have available to them, all funds necessary to consummate the Merger and the other transactions contemplated hereby and required for the satisfaction of all of Parent’s and the Merger Subs’ obligations under this Agreement, including payment of the Cash Consideration, any amounts necessary to fund any portion of the Company’s Indebtedness to be redeemed at the Closing and any amounts necessary to make payments in lieu of fractional shares pursuant to Section 3.4(h).

Section 5.22   Related Party Transactions.   Schedule 5.22 of the Parent Disclosure Letter sets forth, as of the date of this Agreement, a complete and correct list of any transaction or arrangement involving in excess of $120,000 under which any (a) present or former executive officer or director of Parent or any of its Subsidiaries, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the equity securities of Parent or any of its Subsidiaries whose status as a 5% holder is known to Parent as of the date of this Agreement or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing (but only, with respect to the Persons in clause (b), to the Knowledge of Parent) is a party to any actual or proposed loan, lease or other contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by Parent or any of its Subsidiaries, in each case, including any bond, letter of credit, guarantee, deposit, cash account, escrow, policy of insurance or other credit support instrument or security posted or delivered by any Person listed in clauses (a), (b) or (c) in connection with the operation of the business of Parent or any of its Subsidiaries.
Section 5.23   No Additional Representations.
(a)   Except for the representations and warranties made in this Article V, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent or its Subsidiaries or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise) in connection with this Agreement or the Transactions, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Parent nor any other Person makes or has made any representation or warranty to the Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent or any of its Subsidiaries or their respective businesses; or (ii) except for the representations and warranties made by Parent in this Article V, any oral or written information presented to the Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Parent, the negotiation of this Agreement or in the course of the Transactions. Notwithstanding the foregoing, nothing in this Section 5.23 shall limit the Company’s remedies with respect to claims of fraud arising from or relating to the express written representations and warranties made by Parent and the Merger Subs in this Article V.
(b)   Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that none of the Company or any other Person has made or is making any representations or warranties relating to the Company or its Subsidiaries whatsoever, express or implied, beyond those expressly given by the Company in Article IV, including any implied representation or warranty as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent or any of its Representatives and that none of Parent, Merger Sub Inc. or Merger Sub LLC has relied on any such other representation or warranty not expressly set forth in Article IV of this Agreement. Without limiting the generality of the foregoing, Parent acknowledges that no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives (including in certain “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the Merger or the other Transactions).
ARTICLE VI
COVENANTS AND AGREEMENTS
Section 6.1   Conduct of Company Business Pending the Merger.
(a)   Except (i) as set forth on Schedule 6.1(a) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement or the Exchange Agreement, (iii) as may be required by applicable Law, (including any COVID-19 Measures), or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the Company covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the Ordinary Course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental

Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.
(b)   Except (i) as set forth on the corresponding subsection of Schedule 6.1(b) of the Company Disclosure Letter, (ii) as expressly permitted or required by this Agreement or the Exchange Agreement, (iii) as may be required by applicable Law, or (iv) otherwise consented to by Parent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII the Company shall not, and shall not permit its Subsidiaries to (in each case whether directly or indirectly or by merger, consolidation, division, operation of law or otherwise):
(i)   (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, the Company or its Subsidiaries, except for dividends and distributions by a direct or indirect wholly-owned Subsidiary of the Company to the Company or another direct or indirect wholly-owned Subsidiary of the Company; (B) split, combine, exchange, subdivide, recapitalize or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in the Company or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, the Company or any Subsidiary of the Company, except as required by the terms of any capital stock or equity interest of a Subsidiary existing and disclosed to Parent as of the date hereof or to satisfy any applicable Tax withholding in respect of the vesting or settlement of any Company Restricted Stock Unit Awards outstanding as of the date hereof, in accordance with the terms of the Company Stock Plan and applicable award agreements;
(ii)   offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, the Company or any of its Subsidiaries or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than: (A) the delivery of Company Common Stock upon the vesting or lapse of any restrictions on any Company Restricted Stock Unit Awards outstanding on the date hereof in accordance with the terms of the Company Stock Plan and applicable award agreements; and (B) issuances by a wholly-owned Subsidiary of the Company of such Subsidiary’s capital stock or other equity interests to the Company or any other wholly-owned Subsidiary of the Company;
(iii)   amend or propose to amend the Company’s Organizational Documents or amend or propose to amend the Organizational Documents of any of the Company’s Subsidiaries (other than ministerial changes);
(iv)   (A) merge, consolidate, combine or amalgamate with any Person or effect any division transaction or (B) acquire or agree to acquire or make an investment in (including by merging or consolidating with, purchasing any equity interest in or a substantial portion of the assets of, licensing, or by any other manner), any business or any corporation, partnership, association or other business organization or division thereof, in each case other than acquisitions for which the consideration is less than $4,000,000 in the aggregate;
(v)   sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, or agree to sell, lease, swap, exchange, transfer, farmout, license, Encumber (other than Permitted Encumbrances), abandon, permit to lapse, discontinue or otherwise dispose of, any material portion of its assets or properties, other than (A) sales, leases, exchanges or dispositions for which the consideration is less than $500,000 in the aggregate; (B) the sale of Hydrocarbons in the Ordinary Course; (C) among the Company and its wholly owned Subsidiaries or among wholly owned Subsidiaries of the Company; (D) sales or dispositions of obsolete or worthless equipment in the Ordinary Course; or (E) asset swaps the fair market value of which are less than $500,000 in the aggregate;
(vi)   authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(vii)   change in any material respect its financial accounting principles, practices or methods that would materially affect the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by GAAP or applicable Law;
(viii)   (A) make, change or revoke any material Tax election or accounting method, but excluding any election that must be made periodically and is made consistent with past practice, (B) file any material amended Tax Return, (C) except to the extent otherwise required by applicable Law, file any material Tax Return other than on a basis consistent with past practice, (D) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of material Taxes, (E) enter into any material Tax allocation, sharing or indemnity agreement, any material Tax holiday agreement or other similar agreement with respect to Taxes, (F) enter into any closing agreement with respect to material Taxes, (G) settle or compromise any material Tax Proceeding, or (H) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;
(ix)   other than as required by applicable Law or by the terms of any Company Benefit Plan existing as of the date hereof, (A) grant any increases in the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other individual service providers, other than salary or wage increases made in the ordinary course of business with respect to non-officer level employees and service providers (not to exceed 2% in the aggregate); (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based or equity-linked awards, amend or modify the terms of any outstanding equity-based or equity-linked awards, pay any incentive or performance-based compensation or benefits or approve treatment of outstanding equity awards in connection with the Transactions that is inconsistent with the treatment contemplated by Section 3.3; (D) pay or agree to pay to any current or former director, officer, employee or other service provider any pension, retirement allowance or other benefit not required by the terms of any Company Benefit Plan existing as of the date hereof; (E) enter into any new, or materially amend any existing, employment or severance or termination agreement with any current or former director, officer, employee or service provider; (F) establish any Company Benefit Plan that was not in existence prior to the date of this Agreement, or amend or terminate any Company Benefit Plan in existence on the date of this Agreement, other than de minimis administrative amendments that do not have the effect of enhancing any benefits thereunder or otherwise resulting in increased costs to the Company; (G) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or who has (or would have) an annualized base salary in excess of $150,000; (H) terminate the employment of any employee or other service provider who has an annualized base salary in excess of $150,000 or any executive officer, in each case, other than for cause; or (I) enter into, amend or terminate any collective bargaining agreement with any labor union, works council or labor organization;
(x)   (A) incur, create or assume any Indebtedness or guarantee any such Indebtedness of another Person or (B) create any Encumbrances on any property or assets of the Company or any of its Subsidiaries in connection with any Indebtedness thereof, other than Permitted Encumbrances; provided, however, that the foregoing clauses (A) and (B) shall not restrict the incurrence of Indebtedness (1) under the Company Credit Facilities and the Notes in an amount not to exceed $25,000,000, (2) by the Company that is owed to any wholly-owned Subsidiary of the Company or by any Subsidiary of the Company that is owed to the Company or a wholly-owned Subsidiary of the Company, (3) incurred or assumed in connection with any acquisition permitted by Section 6.1(b)(iv), (4) additional Indebtedness in the Ordinary Course in an amount not to exceed $1,500,000 or (5) the creation of any Encumbrances securing any Indebtedness permitted by the foregoing clauses (1), (2), (3) or (4);
(xi)   (A) enter into any contract that would be a Company Contract if it were in effect on the date of this Agreement, (B) modify, amend, terminate or assign, or waive or assign any rights under, any Company Contract (including the renewal of an existing Company Contract on substantially the same terms in the Ordinary Course), other than in each case, with respect to Sections 4.20(a)(xiii)

and 4.20(a)(xiv) only, in the Ordinary Course or, (C) except to the extent necessary to remain in compliance with the Company Credit Facilities, enter into any material Derivative Transaction;
(xii)   other than agreements, arrangements or Company Contracts made in the Ordinary Course, on terms no less favorable to the Company and its Subsidiaries than those generally being provided to or available from unrelated third parties, and in each case involving aggregate payments of less than $500,000, shall not, and shall not permit any of its Subsidiaries to, enter into any agreement, arrangement, Company Contract or other transaction with any Affiliate;
(xiii)   cancel, modify or waive any debts or claims held by the Company or any of its Subsidiaries or waive any rights held by the Company or any of its Subsidiaries having in each case a value in excess of $500,000 in the aggregate;
(xiv)   waive, release, assign, settle or compromise or offer or propose to waive, release, assign, settle or compromise, any Proceeding (excluding any Proceeding in respect of Taxes) other than (A) the settlement of such proceedings involving only the payment of monetary damages by the Company or any of its Subsidiaries of any amount not exceeding $500,000 in the aggregate and (B) as would not result in any restriction on future activity or conduct or a finding or admission of a violation of Law; provided, that the Company shall be permitted to settle any Transaction Litigation in accordance with Section 6.10;
(xv)   make or commit to make any capital expenditures that are, in the aggregate greater than 110% of the aggregate amount of capital expenditures scheduled to be made in the Company’s capital expenditure budget for such fiscal quarter as set forth in Schedule 6.1(b)(xv) of the Company Disclosure Letter, except for capital expenditures to repair damage resulting from insured casualty events or capital expenditures of no more than $1,000,000 in the aggregate required on an emergency basis or for the safety of individuals, assets or the environments in which individuals perform work for the Company and its Subsidiaries (provided that the Company shall notify Parent of any such emergency expenditure as soon as reasonably practicable);
(xvi)   take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Integrated Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;
(xvii)   fail to maintain in full force and effect in all material respects, or fail to replace or renew, the insurance policies of the Company and its Subsidiaries at a level at least comparable to current levels or otherwise in a manner inconsistent with past practice;
(xviii)   take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied;
(xix)   elect not to participate with respect to any proposed operation regarding any of the Oil and Gas Properties that involves capital expenditures (net to the interest of the Company and its Subsidiaries) in excess of $250,000; or
(xx)   agree to take any action that is prohibited by this Section 6.1(b).
Section 6.2   Conduct of Parent Business Pending the Merger.
(a)   Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, (including any COVID-19 Measures) or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the Ordinary Course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it.
(b)   Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as may be required by applicable Law, or (iv) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall not permit its Subsidiaries to:
(i)   (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, Parent or its Subsidiaries, except for (x) regular quarterly cash dividends payable by Parent in the Ordinary Course (and, for avoidance of doubt, excluding any special dividends) and (y) dividends and distributions by a direct or indirect wholly owned Subsidiary of Parent to Parent or another direct or indirect wholly-owned Subsidiary of Parent; (B) split, combine, exchange, subdivide, recapitalize or reclassify any capital stock of, or other equity interests in, or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for equity interests in Parent or any of its Subsidiaries; or (C) purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, Parent, or any Subsidiary of Parent, except as required by the terms of any capital stock or equity interest of a Subsidiary or in respect of any equity awards outstanding as of the date hereof or issued after the date hereof in accordance with this Agreement, in accordance with the terms of the Parent Stock Plan and applicable award agreements;
(ii)   amend or propose to amend Parent’s Organizational Documents or amend or propose to amend the Organizational Documents of any of Parent’s Subsidiaries (other than ministerial changes);
(iii)   authorize, recommend, propose, enter into, adopt a plan or announce an intention to adopt a plan of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Parent or any of its Subsidiaries, other than such transactions among wholly owned Subsidiaries of Parent;
(iv)   take any action, cause any action to be taken, knowingly fail to take any action or knowingly fail to cause any action to be taken, which action or failure to act would prevent or impede, or would be reasonably likely to prevent or impede, the Integrated Mergers, taken together, from qualifying as a reorganization within the meaning of Section 368(a) of the Code;
(v)   take any action or omit to take any action that is reasonably likely to cause any of the conditions to the Merger set forth in Article VII to not be satisfied; or
(vi)   agree to take any action that is prohibited by this Section 6.2(b).
Section 6.3   No Solicitation by the Company.
(a)   From and after the date of this Agreement, the Company and its officers and directors will, and will cause the Company’s Subsidiaries and its and their controlled Affiliates and other Representatives to, cease, and cause to be terminated, any negotiations with any Person conducted heretofore by the Company or any of its Subsidiaries, their respective controlled Affiliates or Representatives with respect to any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Competing Proposal. Promptly following the execution and delivery of this Agreement, the Company shall, and shall cause each of its Subsidiaries and its and their respective controlled Affiliates and Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Person (other than Parent and its Representatives) relating to any Company Competing Proposal made prior to the date hereof and any access any such Persons may have to any physical or electronic data room relating to any potential Company Competing Proposal.

(b)   From and after the date of this Agreement, the Company and its officers and directors will not, will cause the Company’s Subsidiaries and its and their respective controlled Affiliates and other Representatives not to, directly or indirectly:
(i)   initiate, solicit, propose, knowingly encourage, or knowingly facilitate any inquiry regarding, the submission or announcement by any Person (other than Parent or its Subsidiaries) of, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Competing Proposal;
(ii)   engage in, continue or otherwise participate in any discussions with any Person with respect to or negotiations with any Person with respect to, relating to, or in furtherance of a Company Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Competing Proposal;
(iii)   furnish any material non-public information regarding the Company or its Subsidiaries to any Person (other than Parent and its Subsidiaries) in connection with, for the purpose of soliciting, initiating, knowingly encouraging or knowingly facilitating, or in response to any Company Competing Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Competing Proposal;
(iv)   approve, adopt, recommend, agree to or enter into, or propose to approve, adopt, recommend, agree to or enter into, any Company Alternative Acquisition Agreement;
(v)   submit any Company Competing Proposal to the vote of the stockholders of the Company; or
(vi)   resolve or agree to do any of the foregoing.
provided, that notwithstanding anything to the contrary in this Agreement, prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives may, (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Company Competing Proposal after the date hereof that did not result from a breach (other than a de minimis breach) of this Section 6.3 if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not less restrictive to the other party than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”), it being understood that such Acceptable Confidentiality Agreement need not prohibit the making, or amendment, of a Company Competing Proposal and shall not prohibit compliance by the Company with this Section 6.3, and the Company shall promptly disclose (and, if applicable, provide copies of) any such information provided to such Person to Parent to the extent not previously provided to Parent; or (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Company Competing Proposal after the date hereof that did not result from a breach (other than a de minimis breach) of this Section 6.3, if and only to the extent that, (x) prior to taking any action described in clause (A) or (B) above, the Company Board determines in good faith after consultation with its outside legal counsel that failure to take such action in light of the Company Competing Proposal would be inconsistent with the Company Board’s fiduciary duties under applicable law and (y) in each such case referred to in clause (A) or (B) above, the Company Board has determined in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such Company Competing Proposal either constitutes a Company Superior Proposal or is reasonably likely to result in a Company Superior Proposal.
(c)   From and after the date of this Agreement, the Company shall promptly (and in any event, within 36 hours) notify Parent in writing of the receipt by the Company of any Company Competing Proposal or any proposal or offer with respect to (or that could reasonably be expected to lead to) a Company Competing Proposal made on or after the date of this Agreement, any request for information or data relating to the Company or any of its Subsidiaries made by any Person in connection with (or that could reasonably be expected to lead to) a Company Competing Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to (or that could reasonably be expected to lead to) a Company Competing Proposal, and the Company shall notify Parent of the identity of the Person making or submitting such request, proposal or offer and provide to Parent (i) a copy of any such request, proposal or offer made in writing provided to the Company or any of its Subsidiaries or any of its and their respective Representatives or (ii) if any such request, proposal or offer is not made in writing, a written summary of such request, proposal or offer (including the material terms and conditions thereof), in each case together with copies of any proposed transaction agreements. Thereafter the Company shall (i) keep Parent reasonably informed in writing on a current basis (and, in any event, within one (1) Business Day) regarding the status of any such requests, proposals or offers (including any amendments or changes thereto) and shall reasonably apprise Parent of the status of any such negotiations. Without limiting the foregoing, the Company shall notify Parent if the Company determines to engage in discussions or negotiations concerning a Company Competing Proposal.
(d)   Except as expressly permitted by Section 6.3, none of the Company Board nor any committee of the Company Board shall:
(i)   withhold, withdraw, qualify or modify, or publicly propose or announce any intention to withhold, withdraw, qualify or modify, in a manner adverse to Parent, Merger Sub Inc. or Merger Sub LLC, the Company Board Recommendation;
(ii)   fail to include the Company Board Recommendation in the Proxy Statement;
(iii)   fail to publicly announce, within ten (10) Business Days after a tender offer or exchange offer relating to the equity securities of the Company shall have been commenced by any third party other than Parent and its Affiliates (and in no event later than one (1) Business Day prior to the date of the Company Stockholders Meeting, as it may be postponed or adjourned in accordance with the terms of this Agreement), a statement disclosing that the Company Board recommends rejection of such tender or exchange offer (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period shall constitute a failure to publicly announce that the Company Board recommends rejection of such tender or exchange offer);
(iv)   if requested by Parent, fail to issue, within ten (10) Business Days after a Company Competing Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Company Stockholders Meeting, as it may be postponed or adjourned in accordance with the terms of this Agreement), a press release reaffirming the Company Board Recommendation;
(v)   approve, recommend or declare advisable (or publicly propose to do so) any Company Competing Proposal;
(vi)   approve, adopt, recommend, agree to or enter into, or propose or resolve to approve, adopt, recommend, agree to or enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(b)) relating to a Company Competing Proposal (a “Company Alternative Acquisition Agreement”);
(vii)   cause or permit the Company to enter into a Company Alternative Acquisition Agreement; or
(viii)   publicly propose to do any of the foregoing (together with any of the actions set forth in the foregoing clauses (i) though (vii), a “Company Change of Recommendation”).
(e)   Notwithstanding anything in this Agreement to the contrary, prior to the receipt of the Company Stockholder Approval:
(i)   the Company Board may, after consultation with its outside legal counsel, make such disclosures as the Company Board determines in good faith are necessary to comply with Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or other disclosure required to be made in the Proxy Statement by applicable U.S. federal securities Laws; provided, however, that if such disclosure by the Company Board has the effect of withdrawing or materially and adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.1(c);
(ii)   in response to a bona fide written Company Competing Proposal from a third party that has not been withdrawn, was received after the date hereof, was not solicited at any time following the execution of this Agreement and did not result from a breach (other than a de minimis breach) of the obligations set forth in this Section 6.3, the Company Board may effect a Company Change of Recommendation; provided, however, that such Company Change of Recommendation may not be made unless and until:
(A)   the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that such Company Competing Proposal is a Company Superior Proposal;
(B)   the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties of the directors under applicable Law;
(C)   the Company provides Parent written notice of such proposed action three (3) Business Days in advance, which notice shall set forth in writing that the Company Board intends to take such action, which notice shall include the identity of the Person making such Company Competing Proposal and a copy of such proposal and a draft of the definitive agreement to be entered into in connection therewith (or, if not in writing, the material terms and conditions thereof);
(D)   during the three (3) Business Day period commencing on the date of Parent’s receipt of the notice specified in clause (C) above (subject to any applicable extensions), the Company negotiates (and causes its officers, employees, financial advisor, outside legal counsel and other Representatives to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments, amendments or revisions to the terms of this Agreement so that the Company Competing Proposal that is the subject of the notice specified in clause (C) above ceases to be a Company Superior Proposal;
(E)   at the end of the three (3) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments, amendments or revisions to the terms of this Agreement proposed by Parent in writing, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the Company Competing Proposal remains a Company Superior Proposal and that the failure to effect a Company Change of Recommendation in response to such Company Superior Proposal would be inconsistent with the fiduciary duties of the directors under applicable Law; provided that if there is any material development with respect to such Company Competing Proposal, the Company shall, in each case, be required to deliver to Parent an additional notice consistent with that described in clause (C) above and a new negotiation period under clause (C) above shall commence (except that the original three (3) Business Day notice period referred to in clause (C) above shall instead be equal to the longer of (1) one (1) Business Day and (2) the period remaining under the first and original three (3) Business Day notice period of clause (C) above, during which time the Company shall be required to comply with the requirements of clause (D) above and this clause anew with respect to such additional notice (but substituting the time periods therein with the foregoing extended period)); and
(F)   in the case of the Company terminating this Agreement to enter into a definitive agreement with respect to a Company Superior Proposal, the Company shall have paid, or caused the payment of, the Company Termination Fee;
(iii)   in response to a Company Intervening Event that is not caused by a Company Competing Proposal, that occurs or arises after the date of this Agreement and that did not arise from or in connection with a material breach of this Agreement by the Company, the Company Board may effect a Company Change of Recommendation; provided, however, that such Company Change of Recommendation may not be made unless and until:
(A)   the Company Board determines in good faith after consultation with its financial advisors and outside legal counsel that a Company Intervening Event has occurred;
(B)   the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties of the directors under applicable Law;
(C)   the Company provides Parent written notice of such proposed action and the basis thereof three (3) Business Days in advance, which notice shall set forth in writing that the Company Board intends to take such action and includes the reasons therefor a reasonable description of the facts and circumstances of the Company Intervening Event;
(D)   during the three (3) Business Day period commencing on the date of Parent’s receipt of the notice specified in clause (C) above (subject to any applicable extensions), the Company negotiates (and causes its officers, employees, financial advisor, outside legal counsel and other Representatives to negotiate) in good faith with Parent (to the extent Parent wishes to negotiate) to make such adjustments, amendments or revisions to the terms of this Agreement as would permit the Company Board not to effect a Company Change of Recommendation in response thereto; and
(E)   at the end of the three (3) Business Day period, prior to taking action to effect a Company Change of Recommendation, the Company Board takes into account any adjustments, amendments or revisions to the terms of this Agreement proposed by Parent in writing, and determines in good faith after consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Change of Recommendation in response to such Company Intervening Event would be inconsistent with the fiduciary duties of the directors under applicable Law.
(f)   Notwithstanding anything to the contrary in this Section 6.3, any action, or failure to take action, that is taken at the request or on the behalf of the Company or Blackstone, Inc. or by any of the Company’s Subsidiaries or Representatives or Blackstone Inc., in violation of this Section 6.3, shall be deemed to be a breach of this Section 6.3 by the Company.
Section 6.4   Preparation of the Proxy Statement and Registration Statement.
(a)   Parent will promptly furnish to the Company such data and information relating to it, its Subsidiaries (including the Merger Subs) and the holders of its capital stock, as the Company may reasonably request for the purpose of including such data and information in the Proxy Statement and any amendments or supplements thereto used by the Company to obtain the adoption by its stockholders of this Agreement. The Company will promptly furnish to Parent such data and information relating to it, its Subsidiaries and the holders of its capital stock, as Parent may reasonably request for the purpose of including such data and information in the Proxy Statement and the Registration Statement and any amendments or supplements thereto.
(b)   Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall use their respective reasonable best efforts to cause to be filed with the SEC as promptly as practicable following the execution of this Agreement, and in any event no more than thirty (30) days following the date of this Agreement, (i) a mutually acceptable Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting and (ii) the Registration Statement (of which the Proxy Statement will be a part). The Company and Parent shall each use reasonable best efforts to cause the Registration Statement and the Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as reasonably practicable and Parent shall use reasonable best efforts to keep the Registration Statement effective as long as is necessary to consummate the First Merger. Each of the Company and Parent will advise the other promptly after it receives any request by the SEC for amendment of the Proxy Statement or the Registration Statement or comments thereon and responses thereto or any request by the SEC for additional information and Parent and the Company shall jointly prepare any response to such comments or requests, and each of Parent and the Company agrees to permit the other (in each case, to the extent practicable), and their respective counsels, to participate in all meetings and conferences with the SEC. Each of the Company and Parent shall use reasonable best efforts to cause all documents that it is responsible for filing with the SEC in connection with the Transactions to comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing, prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent will (i) provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) include in such document or response all comments reasonably and promptly proposed by the other and (iii) not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed.
(c)   Parent and the Company shall make all necessary filings with respect to the Merger and the Transactions under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the First Merger for offering or sale in any jurisdiction. Each of the Company and Parent will use reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.
(d)   If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company.
Section 6.5   Stockholders Meeting.
(a)   The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold (in person or virtually, in accordance with applicable Law) the Company Stockholders Meeting, to be held as promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC and the Registration Statement is declared effective by the SEC (and in any event will use reasonable best efforts to convene such meeting within forty-five (45) days thereof). Except where a Company Change of Recommendation has been made in compliance with Section 6.3, the Company Board shall recommend that the stockholders of the Company approve and adopt this Agreement at the Company Stockholders Meeting and the Proxy Statement shall include the Company Board Recommendation. The Company shall solicit from stockholders of the Company proxies in favor of the adoption of this Agreement, use its reasonable best efforts to obtain the Company Stockholder Approval and submit the proposal to adopt this Agreement to the stockholders of the Company at the Company Stockholders Meeting. The Company shall ensure that all proxies solicited in connection with the Company Stockholders Meeting are solicited in compliance with any applicable Laws. Notwithstanding anything to the contrary contained in this Agreement, the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders or

(B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may adjourn or postpone the Company Stockholders Meeting with the written consent of Parent if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that (x) unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than ten (10) Business Days after the date for which the meeting was previously scheduled except as may be required by applicable Law; (y) the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two (2) Business Days prior to the Outside Date; and (z) no such adjournment or postponement may have the effect of changing the record date for determining the stockholders of the Company entitled to notice of or to vote at the Company Stockholders Meeting without the written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed). If requested by Parent, the Company shall promptly provide Parent with all voting tabulation reports relating to the Company Stockholders Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representative, and shall otherwise keep Parent reasonably informed regarding the status of the solicitation and any material oral or written communications from or to the Company’s stockholders with respect thereto. Unless there has been a Company Change of Recommendation made in accordance with Section 6.3, the Parties agree to cooperate and use their reasonable best efforts to defend against any efforts by any of the Company’s stockholders or any other Person to prevent the Company Stockholder Approval from being obtained. The Company, in consultation with Parent, shall fix a record date for determining the stockholders of the Company entitled to notice of, and to vote at, the Company Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Company Stockholders Meeting without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Without the prior written consent of Parent or as required by applicable Law, (i) the adoption of this Agreement shall be the only matter (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of the Company in connection with the Merger and matters of procedure, including any adjournment proposal) that the Company shall propose to be acted on by the stockholders of the Company at the Company Stockholders Meeting and the Company shall not submit any other proposal to such stockholders in connection with the Company Stockholders Meeting or otherwise (including any proposal inconsistent with the adoption of this Agreement or the consummation of the Transactions) and (ii) the Company shall not call any meeting of the stockholders of the Company (or solicit any other stockholder action by written consent) other than the Company Stockholders Meeting.
(b)   Without limiting the generality of the foregoing, unless this Agreement shall have been terminated pursuant to Article VIII, the Company agrees that its obligations to call, give notice of, convene and hold the Company Stockholders Meeting pursuant to this Section 6.5 shall not be affected by the making of a Company Change of Recommendation and its obligations pursuant to this Section 6.5 shall not be affected by the commencement, announcement, disclosure, or communication to the Company of any Company Competing Proposal or other proposal (including, as applicable, a Company Superior Proposal) or the occurrence or disclosure of any Company Intervening Event.
(c)   Immediately after the execution of this Agreement, Parent shall duly adopt this Agreement in its capacity as the sole stockholder of Merger Sub Inc. in accordance with applicable Law and the Organizational Documents of Merger Sub Inc. and deliver to the Company evidence of its vote or action by written consent so adopting this Agreement.
Section 6.6   Access to Information.
(a)   Subject to applicable Law and the other provisions of this Section 6.6, the Company and Parent each shall (and shall cause its Subsidiaries to), upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statement, or any other statement, filing, notice or application made by or on behalf of

Parent, the Company or any of their respective Subsidiaries to any third party or any Governmental Entity in connection with the Transactions. The Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the other Party and its Representatives, during the period prior to the earlier of the Effective Time and the termination of this Agreement pursuant to the terms of Section 8.1, reasonable access, at reasonable times upon reasonable prior notice, to the officers, key employees, agents, properties, offices and other facilities of the other Party and its Subsidiaries and to their books, records, contracts and documents and shall, and shall cause each of its Subsidiaries to, furnish reasonably promptly to such Party and its Representatives such information concerning its and its Subsidiaries’ business, properties, contracts, records and personnel as may be reasonably requested, from time to time, by or on behalf of Parent or the Company, as applicable; provided, that such access may be limited by either Party to the extent reasonably necessary (i) for such Party to comply with any applicable COVID-19 Measures or (ii) for such access, in light of COVID-19 or COVID-19 Measures, not to jeopardize the health and safety of such Party’s and its Subsidiaries’ respective Representatives or commercial partners (provided that, in the case of each of clauses (i) and (ii), such Party shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures). The inspecting Party and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the other Party or its Subsidiaries or otherwise cause any unreasonable interference with the prompt and timely discharge by the employees of the other Party and its Subsidiaries of their normal duties. Notwithstanding the foregoing:
(i)   No Party shall be required to, or to cause any of its Subsidiaries to, grant access or furnish information, as applicable, to the other Party or any of its Representatives to the extent that such information is subject to an attorney/client privilege or the attorney work product doctrine or that such access or the furnishing of such information, as applicable, is prohibited by applicable Law or an existing contract or agreement (provided, however, the Company or Parent, as applicable, shall inform the other Party as to the general nature of what is being withheld and the Company and Parent shall reasonably cooperate to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the foregoing impediments, including through the use of commercially reasonable efforts to (A) obtain the required consent or waiver of any third party required to provide such information and (B) implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege);
(ii)   No Party shall have access to personnel records of the other Party or any of its Subsidiaries relating to individual performance or evaluation records, medical histories or other personnel information that in the other Party’s good faith opinion the disclosure of which could subject the other Party or any of its Subsidiaries to risk of liability;
(iii)   Notwithstanding the foregoing, neither Party shall be permitted to conduct any invasive or intrusive sampling or analysis (commonly known as a “Phase II”) of any environmental media or building materials at any facility of the other Party or its Subsidiaries without the prior written consent of the other Party (which may be granted or withheld in such Party’s sole discretion); and
(iv)   No investigation or information provided pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company, Parent, Merger Sub Inc. or Merger Sub LLC herein and no Party shall, and each Party shall cause their respective Representatives to not, use any information obtained pursuant to this Section 6.6 for any purpose unrelated to the evaluation, negotiation or consummation of the Transactions.
(b)   The Confidentiality Agreement dated as of June 11, 2021 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. From and after the date of this Agreement until the earlier of the Effective Time and termination of this Agreement in accordance with Article VIII, each Party shall continue to provide access to the other Party and its Representatives to the data relating to the Transactions maintained by or on behalf of it to which the other Party and its Representatives were provided access prior to the date of this Agreement.
Section 6.7   HSR and Other Approvals.
(a)   Except for the Consents pursuant to Antitrust Laws to which Sections 6.7(b) and 6.7(c), and not this Section 6.7(a), shall apply, promptly following the execution of this Agreement, the Parties shall proceed to prepare and file with the appropriate Governmental Entities and other third parties all Consents that are necessary in order to consummate the Transactions and shall diligently and expeditiously prosecute, and shall cooperate fully with each other in the prosecution of, such matters. Notwithstanding the foregoing (but subject to Sections 6.7(b) and 6.7(c)), in no event shall either the Company or Parent or any of their respective Affiliates be required to pay any consideration to any third parties or give anything of value to obtain any such Person’s Consent to effectuate the Transactions, other than filing, recordation or similar fees. Parent and the Company shall have the right to review in advance and, to the extent reasonably practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as applicable, and any of their respective Subsidiaries or Affiliates, that appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions (including the Proxy Statement). The Company and its Subsidiaries and Affiliates shall not agree to any actions, restrictions or conditions with respect to obtaining any Consents in connection with the Transactions without the prior written consent of Parent (which consent may be withheld in Parent’s sole discretion).
(b)   As promptly as reasonably practicable following the execution of this Agreement, but in no event later than ten (10) Business Days following the date of this Agreement, the Parties shall make any filings required under the HSR Act. Each of Parent and the Company shall cooperate fully with each other and shall furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of any filings under any applicable Antitrust Laws. Unless otherwise agreed, Parent and the Company shall each use its reasonable best efforts to obtain the expiration or termination of any applicable waiting period under the HSR Act as promptly as reasonably practicable. Parent and the Company shall each use its reasonable best efforts to respond to any reasonable request for information from any Governmental Entity charged with enforcing, applying, administering, or investigating pursuant to the HSR Act or any other Law designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, restraint of trade or lessening competition through merger or acquisition (collectively, “Antitrust Laws”), including the Federal Trade Commission, the Department of Justice, any attorney general of any state of the United States, or any other competition authority of any jurisdiction (“Antitrust Authority”). Parent and the Company shall keep each other apprised of the status of any material substantive communications with, and any inquiries or requests for additional information from, any Antitrust Authority. Notwithstanding anything herein to the contrary, in no event shall Parent or its Subsidiaries or Affiliates be required to offer, propose, negotiate, commit to, agree to, or take any action or accept or impose any restriction or limitation, including but not limited to (i) selling or otherwise disposing of, or holding separate or agreeing to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Parent or their respective Subsidiaries or Affiliates; (ii) terminating existing relationships, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or Affiliates; (iii) terminating any venture or other arrangement; (iv) creating any relationship, contractual rights or obligations of the Company or Parent or their respective Subsidiaries or Affiliates or (v) effectuating any other change or restructuring of the Company or Parent or their respective Subsidiaries or Affiliates (each a “Divestiture Action”). The Company shall (and shall cause its Subsidiaries and Affiliates to) agree to take any Divestiture Action requested in writing by Parent if such actions are only effective after the Effective Time and conditioned upon the consummation of the Transactions. The Company shall not (and shall cause its Subsidiaries and Affiliates not to) offer, propose, negotiate, commit to, agree to, or take any Divestiture Action without Parent’s prior written consent. In the event that any action is instituted by an Antitrust Authority challenging either Merger as violative of any Antitrust Law, each of Parent and the Company shall use commercially reasonable efforts to defend such action. Parent shall be entitled to direct any Proceedings with any Antitrust Authority relating to any of the foregoing, provided, however, that it shall afford the Company a reasonable opportunity to participate therein. The Parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.7(b) so as to preserve any applicable privilege.
(c)   Parent, the Merger Subs and the Company shall not take any action that would reasonably be expected to materially hinder or materially delay the obtaining of Consent under the HSR Act or any other applicable Antitrust Law.
Section 6.8   Employee Matters.
(a)   Until the date that is twelve (12) months following the Closing Date, Parent shall cause each individual who is employed as of the Closing Date by the Company or a Subsidiary thereof (a “Company Employee”) and who remains employed by Parent or any of its Subsidiaries (including the Surviving Company or any of its Subsidiaries) to be provided with (i) a total target cash compensation opportunity (consisting of base salary or wages, as applicable, and annual cash incentive opportunities) that is no less favorable than either that provided to Company Employees immediately prior to the Closing Date or to similarly situated employees of Parent or its Subsidiaries, provided that a Company Employee’s base compensation (salary or wages, as applicable) shall not be reduced below the level in effect for such Company Employee as of immediately prior to the Closing Date; (ii) eligibility for equity compensation to the same extent as provided to similarly situated employees of Parent or its Subsidiaries, provided that the amount of such equity compensation may be adjusted to avoid duplication that otherwise may arise as a result of differences in timing of grants by the Company prior to the Closing Date and by Parent following the Closing Date; (iii) employee benefits (excluding for the avoidance of doubt, incentives and equity compensation, which are covered above) at a level that is no less favorable in the aggregate than either the employee benefits in effect for such Company Employee immediately prior to the Closing Date or the employee benefits provided to similarly situated employees or Parent and its Subsidiaries; and (iv) eligibility for severance benefits on terms no less favorable than those provided pursuant to the Company’s severance arrangements in place as of the date hereof and identified on Schedule 4.10(a).
(b)   Parent shall, or shall cause the Surviving Company and its Subsidiaries, to assume and honor their respective obligations under all employment, severance, change in control, retention and other agreements, if any, between the Company (or a Subsidiary thereof) and a Company Employee.
(c)   From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Company and its Subsidiaries, to credit the Company Employees for purposes of vesting, eligibility and benefit accrual under the Parent Plans (other than with respect to any “defined benefit plan” as defined in Section 3(35) of ERISA, retiree medical, dental or life benefits or disability benefits or to the extent it would result in a duplication of benefits) in which the Company Employees participate, for such Company Employees’ service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under a corresponding Company Benefit Plan immediately prior to the Closing Date. Parent shall, or shall cause the Surviving Company and its Subsidiaries, to give service credit for long term disability coverage purposes for the Company Employees’ service with the Company and its Subsidiaries.
(d)   From and after the Effective Time, as applicable, Parent shall, or shall cause the Surviving Company and its Subsidiaries, to take commercially reasonable efforts to (i) waive any limitation on health and welfare coverage of any Company Employee and his or her eligible dependents due to pre-existing conditions and/or waiting periods, active employment requirements and requirements to show evidence of good health under the applicable health and welfare Parent Plan to the extent such Company Employee and his or her eligible dependents are covered under a Company Benefit Plan immediately prior to the Closing Date, and such conditions, periods or requirements are satisfied or waived under such Company Benefit Plan and (ii) give each Company Employee credit for the plan year in which the Closing Date occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Closing Date for which payment has been made, in each case, to the extent permitted by the applicable insurance plan provider.
(e)   It is acknowledged and agreed that the consummation of the transactions contemplated hereby will constitute a “change of control” (or “change in control” or transaction of similar import) for purposes of the arrangements identified on Schedule 6.8(e) of the Company Disclosure Letter.
(f)   Prior to the Effective Time, if requested by Parent in writing, the Company and each of its Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained, sponsored or contributed to by the Company or any of its Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date, and the Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, the form of such termination documents shall be subject to the reasonable approval of Parent. To the extent the Company 401(k) Plans are terminated pursuant to Parent’s request, the Company Employees shall be eligible to participate in a 401(k) plan maintained by Parent or one of its Subsidiaries.
(g)   For purposes of determining the number of vacation days and other paid time off to which each Company Employee is entitled during the calendar year in which the Closing occurs, Parent, the Surviving Company or one of their Subsidiaries will credit such Company Employee for such Company Employee’s service with the Company and its Subsidiaries, to the same extent and for the same purposes that such service was taken into account under the applicable Company Benefit Plans, and Parent, the Surviving Company or one of their Subsidiaries will assume and honor all unused vacation and other paid time off days accrued or earned by each Company Employee through the Closing, pursuant to the terms of the applicable Company Benefit Plan as in effect immediately prior to the Closing, provided that the foregoing shall not prohibit Parent or the Surviving Company from amending or modifying its applicable vacation policies as in effect from time to time so long as Parent and Surviving Company comply with the provisions of this Section 6.8(g).
(h)   Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.8 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Company Employee or other current or former employee of the Company or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third-party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.8) under or by reason of any provision of this Agreement. Nothing in this Agreement is intended to prevent Parent, the Surviving Company or any of their Affiliates (i) from amending or terminating any of their respective Employee Benefit Plans or, after the Closing, any Company Benefit Plan in accordance with their terms or (ii) after the Closing, from terminating the employment of any Company Employee.
Section 6.9   Indemnification; Directors’ and Officers’ Insurance.
(a)   Without limiting any other rights that any Indemnified Person may have pursuant to any employment agreement, organizational document or indemnification agreement in effect on the date hereof or otherwise, and to the fullest extent permitted by applicable Law, from the Closing, Parent and the Surviving Company shall, jointly and severally, indemnify, defend and hold harmless each Person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Closing, a director or officer of the Company or any of its Subsidiaries or who acts as a fiduciary under any Company Benefit Plan, in each case, when acting in such capacity (the “Indemnified Persons”) against all losses, claims, damages, costs, fines, penalties, expenses (including attorneys’ and other professionals’ fees and expenses), liabilities or judgments or amounts that are paid in settlement, of or incurred in connection with any threatened or actual Proceeding to which such Indemnified Person is or is threatened to be made a party by reason of the fact that such Person is or was a director or officer of the Company or any of its Subsidiaries, a fiduciary under any Company Benefit Plan or, while a director or officer of the Company or any of its Subsidiaries, is or was serving at the request of the Company or any of its Subsidiaries as a director, officer or fiduciary of another corporation, partnership, limited liability company, joint venture, Employee Benefit Plan, trust or other enterprise, as applicable, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the Closing and whether asserted or claimed prior to, at or after the Closing (“Indemnified Liabilities”), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to, this Agreement or the Transactions, in each case to the fullest extent permitted under applicable Law (and Parent and the Surviving Company shall, jointly and severally, pay expenses incurred in connection therewith in defending any such Proceeding in advance of the final disposition of any such Proceeding to each Indemnified Person to the fullest extent permitted under applicable Law upon receipt of an undertaking from such Person to repay any such amounts so advanced if it shall ultimately be determined that such Person is not entitled to indemnification from Parent or the Surviving Company therefor). Any Indemnified Person wishing to claim indemnification or advancement of expenses under this Section 6.9, upon learning of any such Proceeding, shall notify the Surviving Company (but the failure so to notify shall not relieve a Party from any obligations that it may have under this Section 6.9 except to the extent such failure prejudices Parent, the Surviving Company or such Party’s position with respect to such claims or liability therefor).
(b)   Parent and the Surviving Company agree that, until the six (6) year anniversary date of the Closing, neither Parent nor the Surviving Company shall amend, repeal or otherwise modify any provision in the Organizational Documents of the Surviving Company or its Subsidiaries in any manner that would affect (or manage the Surviving Company or its Subsidiaries, with the intent to or in a manner that would) adversely the rights thereunder or under the Organizational Documents of the Surviving Company or any of its Subsidiaries of any Indemnified Person to indemnification, exculpation and advancement except to the extent required by applicable Law. Parent shall, and shall cause its Subsidiaries to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Parent, the Company or any of their respective Subsidiaries and any of their respective directors or officers existing and in effect immediately prior to the date hereof.
(c)   Parent and the Surviving Company shall indemnify any Indemnified Person against all reasonable costs and expenses (including reasonable attorneys’ fees and expenses), such amounts to be payable in advance upon request as provided in Section 6.9(a), relating to the enforcement of such Indemnified Person’s rights under this Section 6.9 or under any charter, bylaw or Contract; provided, that if any such payment is for costs or expenses relating to a loss or liability that is determined by a court of competent jurisdiction to have resulted primarily from the fraud, bad faith, willful misconduct or gross negligence of such Indemnified Person, such Indemnified Person shall promptly repay such amount to Parent or the Surviving Company, as applicable.
(d)   Parent and the Surviving Company will cause to be put in place, and Parent shall fully prepay immediately prior to the Closing, “tail” insurance policies with a claims period of at least six (6) years from the Closing (the “Tail Period”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance (“D&O Insurance”) in an amount and scope at least as favorable as the Company’s existing policies with respect to matters, acts or omissions existing or occurring at, prior to, or after, the Closing; provided, however, that in no event shall the aggregate cost of the D&O Insurance exceed during the Tail Period 300% of the current aggregate annual premium paid by the Company for such purpose; and provided, further, that if the cost of such insurance coverage exceeds such amount, the Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
(e)   In the event that Parent, the Surviving Company or any of their respective successors or assignees (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume the obligations set forth in this Section 6.9. Parent and the Surviving Company shall not sell, transfer, distribute or otherwise dispose of any of their assets in a manner that would reasonably be expected to render Parent or the Surviving Company unable to satisfy their obligations under this Section 6.9. The provisions of this Section 6.9 are intended to be for the benefit of, and shall be enforceable by, the Parties and each Person entitled to indemnification or insurance coverage or expense advancement pursuant to this Section 6.9, and his heirs and Representatives. The rights of the Indemnified Persons under this Section 6.9 are in addition to any rights such Indemnified Persons may have under the Organizational Documents of Parent, the Company or any of their respective Subsidiaries, or under any applicable contracts or Law.
Section 6.10   Transaction Litigation.   In the event any Proceeding by any Governmental Entity or other Person (other than the other Parties hereto) is commenced or, to the Knowledge of the Company or Parent, as applicable, threatened, that questions the validity or legality of the Transactions or seeks damages or an injunction in connection therewith, including stockholder litigation (“Transaction Litigation”), the Company or Parent, as applicable, shall promptly notify the other Party of such Transaction Litigation and shall keep the other Party reasonably informed with respect to the status thereof. Each Party shall give the other Party a reasonable opportunity to participate in the defense or settlement of any Transaction Litigation (at such Party’s cost) and consider in good faith, acting reasonably, the other Party’s advice with respect to such Transaction Litigation; provided, that the Party that is subject to such Transaction Litigation shall not offer or agree to settle any Transaction Litigation without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed).
Section 6.11   Public Announcements.   The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Parties. No Party shall, and each will cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the Transactions, without the prior written approval of the other Party. Notwithstanding the foregoing, but subject to the provisions of Section 6.3, a Party, its Subsidiaries or their Representatives may issue a public announcement or other public disclosures (a) required by applicable Law, (b) required by the rules of any stock exchange upon which such Party’s or its Subsidiary’s capital stock is traded or (c) consistent with the final form of the joint press release announcing the Merger and the investor presentation given to investors on the morning of announcement of the Merger; provided, in each case, such Party uses reasonable best efforts to afford the other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments thereon; and provided, however, that no provision in this Agreement shall be deemed to restrict in any manner a Party’s ability to communicate with its employees and that neither Party shall be required by any provision of this Agreement to consult with or obtain any approval from any other Party with respect to a public announcement or press release issued in connection with a Company Change of Recommendation, other than as set forth in Section 6.3.
Section 6.12   Advice on Certain Matters; Control of Business.   Subject to compliance with applicable Law, the Company and Parent, as the case may be, shall confer on a regular basis with each other and shall promptly advise each other orally and in writing of any change or event having, or that would be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be. Except with respect to Antitrust Laws as provided in Section 6.7, the Company and Parent shall promptly provide each other (or their respective counsel) copies of all filings made by such Party or its Subsidiaries with the SEC or any other Governmental Entity in connection with this Agreement and the Transactions. Without limiting in any way any Party’s rights or obligations under this Agreement, nothing contained in this Agreement shall give any Party, directly or indirectly, the right to control or direct the other Party and their respective Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Parties shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 6.13   Financing Cooperation.   Until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, the Company shall use commercially reasonable efforts to provide, and shall cause its Subsidiaries and use commercially reasonable efforts to cause its and their respective Representatives to provide, such cooperation, at Parent’s sole cost and expense, as may be reasonably requested by Parent in connection (i) with any evaluation or analysis of, or diligence with respect to, the existing Indebtedness of the Company or any of its Subsidiaries, including (a) reasonably promptly furnishing any pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent relating to the existing Indebtedness of the Company or any of its Subsidiaries (including using commercially reasonable efforts to ensure that lenders and/or holders of the existing Indebtedness of the Company or any of its Subsidiaries and their advisors and consultants shall have sufficient access to the Company and its Subsidiaries and its and their respective Representatives) and

(b) upon reasonable notice and at reasonable times and locations, participating in meetings and presentations with lenders and/or holders of the existing Indebtedness of the Company or any of its Subsidiaries (in each case which shall be telephonic or virtual meetings or sessions, as circumstances require) and (ii) with any required consents from or agreements with lenders or noteholders, or any internal reorganization transactions, in each case with respect to the assumption of the existing Indebtedness of the Company by Parent (other than, for the avoidance of doubt, the Company Credit Facilities). Notwithstanding the foregoing, any such requested cooperation under this Section 6.13 will not unreasonably interfere with the operations of the Company or any of its Subsidiaries, cause any representation or warranty of Company in this Agreement to be breached or cause any condition to this Agreement to fail to be satisfied.
Section 6.14   Reasonable Best Efforts; Notification.
(a)   Except to the extent that the Parties’ obligations are specifically set forth elsewhere in this Article VI, upon the terms and subject to the conditions set forth in this Agreement (including Section 6.3), each of the Parties shall (i) use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as reasonably practicable, the Transactions and (ii) not take any action that would or would reasonably be expected to prevent or materially delay the Closing or the consummation of the Transactions.
(b)   Subject to applicable Law and as otherwise required by any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to the consummation of the Transactions, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as applicable, or any of its Subsidiaries, from any third party or any Governmental Entity with respect to the Transactions (including those alleging that the approval or consent of such Person is or may be required in connection with the Transactions). The Company shall give prompt written notice to Parent, and Parent shall give prompt written notice to the Company, upon becoming aware of (i) any condition, event or circumstance that will result in any of the conditions in Section 7.2(a) or 7.3(a) not being met, or (ii) the failure by such Party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement.
Section 6.15   Section 16 Matters.   Prior to the Effective Time, Parent, the Merger Subs and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act.
Section 6.16   Stock Exchange Listing and Delistings.   Parent shall take all action necessary to cause the Parent Common Stock to be issued in the First Merger to be approved for listing on NASDAQ prior to the Effective Time, subject to official notice of issuance. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE to enable the delisting by the Surviving Company of the shares of Company Common Stock from the NYSE and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after the Closing, and in any event no more than ten (10) days after the Closing. If the Surviving Company is required to file any quarterly or annual report pursuant to the Exchange Act by a filing deadline that is imposed by the Exchange Act and that falls on a date within the fifteen (15) days following the Closing Date, the Company shall make available to Parent, at least five (5) Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.
Section 6.17   Certain Indebtedness.   The Company and its Subsidiaries shall deliver to Parent at least three (3) Business Days prior to the Closing Date a copy of a payoff letter, setting forth the total amounts payable pursuant to the Company Credit Facilities to fully satisfy all principal, interest, fees, costs, and expenses owed to each holder of Indebtedness under the Company Credit Facilities as of the anticipated Closing Date (and the daily accrual thereafter), together with appropriate wire instructions, and the agreement from the administrative agent under the respective Company Credit Facilities that upon payment in full of all such amounts owed to such holder, all Indebtedness under the Company Credit Facilities shall be discharged and satisfied in full, the Loan Documents (as defined in the Company Credit Facility) shall be terminated with respect to the Company and its Subsidiaries that are borrowers or guarantors thereof (or the assets or equity of which secure such Indebtedness) and all liens on the Company and its Subsidiaries and their respective assets and equity securing the Company Credit Facilities shall be released and terminated, together with any applicable documents reasonably necessary to evidence the release and termination of all liens on the Company and its Subsidiaries and their respective assets and equity securing, and any guarantees by the Company and its Subsidiaries in respect of, such Company Credit Facilities. The Company shall reasonably cooperate with Parent in replacing any letters of credit issued pursuant to the Company Credit Facilities evidencing the above referenced Indebtedness or obligations.
Section 6.18   Tax Matters.
(a)   Each of Parent, Merger Sub Inc., Merger Sub LLC and the Company will (and will cause its respective Subsidiaries to) use its reasonable best efforts to cause the Integrated Mergers, taken together, to qualify, and will not take or knowingly fail to take (and will cause its Subsidiaries not to take or knowingly fail to take) any actions that would, or would reasonably be expected to, prevent or impede the Integrated Mergers, taken together, from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent, Merger Sub Inc., Merger Sub LLC and the Company will notify the other Party promptly after becoming aware of any reason to believe that the Integrated Mergers, taken together, may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
(b)   This Agreement is intended to constitute, and the Parties hereto adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
(c)   At the request of Parent or the Company, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company will use its reasonable best efforts and will cooperate with one another to obtain any opinion(s) of counsel to be issued in connection with (x) the consummation of the Transactions and/or (y) the declaration of effectiveness of the Registration Statement by the SEC, in each case, regarding the U.S. federal income tax treatment of the Transactions, which cooperation shall include, for the avoidance of doubt, the delivery by Parent, the Merger Subs and the Company of duly executed certificates containing such representations, warranties and covenants as may be reasonably necessary or appropriate to enable such counsel to render any such opinion(s).
Section 6.19   Takeover Laws.   None of the Parties will take any action that would cause the Transactions to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the Transactions from the Takeover Laws of any state that purport to apply to this Agreement or the Transactions.
Section 6.20   Obligations of the Merger Subs.   Parent shall take all action necessary to cause Merger Sub Inc., Merger Sub LLC, the Surviving Corporation and the Surviving Company to perform their respective obligations under this Agreement.
Section 6.21   Transfer Taxes.   All Transfer Taxes imposed with respect to the Integrated Mergers or the transfer of shares of Company Common Stock pursuant to the Integrated Mergers shall be borne by the Surviving Company. The Parties will cooperate, in good faith, in the filing of any Tax Returns with respect to such Transfer Taxes and the minimization, to the extent reasonably permissible under applicable Law, of the amount of any such Transfer Taxes.
Section 6.22   Derivative Contracts; Hedging Matters.
(a)   Until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, the Company shall use commercially reasonable efforts to assist Parent, its Affiliates and its and their Representatives, at Parent’s sole cost and expense, in the amendment, assignment, termination or novation of any Derivative Transaction (including any commodity hedging arrangement or related Contract) of the Company or any of its Subsidiaries, in each case, on terms that are reasonably requested by Parent and effective at and conditioned upon the Closing. Notwithstanding the foregoing, any such requested cooperation under this Section 6.22 will not unreasonably interfere with the operations of the Company or any of its Subsidiaries, cause any representation or warranty of Company in this Agreement to be breached or cause any condition to this Agreement to fail to be satisfied.
(b)   Until the earlier of the Closing and the termination of this Agreement pursuant to Article VIII, the Company shall notify Parent promptly following any material changes to its hedge positions.
ARTICLE VII
CONDITIONS PRECEDENT
Section 7.1   Conditions to Each Party’s Obligation to Consummate the Merger.   The respective obligation of each Party to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived jointly by the Parties, in whole or in part, to the extent permitted by applicable Law:
(a)   Stockholder Approvals.   The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company.
(b)   Regulatory Approval.   All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Entity not to close the Transactions before a certain date, shall have been terminated or shall have expired.
(c)   No Injunctions or Restraints.   No Governmental Entity having jurisdiction over any Party shall have issued, entered, enacted or promulgated any Law or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining, making illegal or unlawful, or otherwise prohibiting the consummation of the Transactions.
(d)   Registration Statement.   The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order or Proceedings seeking a stop order.
(e)   NASDAQ Listing.   The shares of Parent Common Stock issuable to the holders of shares of Company Common Stock pursuant to this Agreement shall have been authorized for listing on NASDAQ, upon official notice of issuance.
Section 7.2   Additional Conditions to Obligations of Parent and the Merger Subs.   The obligations of Parent, Merger Sub Inc. and Merger Sub LLC to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by Parent, in whole or in part, to the extent permitted by applicable Law:
(a)   Representations and Warranties of the Company.   (i) The representations and warranties of the Group Companies set forth in the first sentence of Section 4.1 (Organization, Standing and Power), Section 4.2(a) (Capital Structure), Section 4.2(b) (Capital Structure), the third and fifth sentences of Section 4.2(c) (Capital Structure), Section 4.3(a) (Authority), and Section 4.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 4.2(a) and the third and fifth sentences of Section 4.2(c), for any de minimis inaccuracies and Section 4.2(b) due to the conversion of the Holdings Class B Units pursuant to Section 3.2) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of the Company set forth in Section 4.2(c) (Capital Structure) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of the Company set forth in Article IV shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Company Material Adverse Effect”) would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(b)   Performance of Obligations of the Company.   The Company shall have performed, or complied with, in all material respects all agreements and covenants (other than the covenants set forth in Section 6.13 or Section 6.22) required to be performed or complied with by it under this Agreement on or prior to the Effective Time.
(c)   Compliance Certificate.   Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Section 7.2(a) and (b) have been satisfied.
(d)   Conversion of Holdings Class B Units and Cancellation of Company Class B Common Stock.   100% of the Holdings Class B Units and Company Class B Common Stock issued and outstanding as of immediately prior to the Effective Time shall have been converted into Company Class A Common Stock, and each Holdings Class B Unit, together with each corresponding share of Company Class B Common Stock, shall have been cancelled and shall no longer be outstanding, in each case as provided in Section 3.2.
Section 7.3   Additional Conditions to Obligations of the Company.   The obligation of the Company to consummate the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived exclusively by the Company, in whole or in part, to the extent permitted by applicable Law:
(a)   Representations and Warranties of Parent and the Merger Subs.   (i) The representations and warranties of Parent and the Merger Subs set forth in the first sentence of Section 5.1 (Organization, Standing and Power), Section 5.2(a) (Capital Structure), Section 5.2(b) (Capital Structure), Section 5.2(c) (Capital Structure), the second sentence, fifth sentence and seventh sentence of Section 5.2(d) (Capital Structure), Section 5.3(a) (Authority), and Section 5.6(a) (Absence of Certain Changes or Events) shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except, with respect to Section 5.2(a), Section 5.2(b) and the second sentence, fifth sentence and seventh sentence of Section 5.2(d) for any de minimis inaccuracies) (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), (ii) all other representations and warranties of Parent set forth in Section 5.2(d) (Capital Structure) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct in all material respects only as of such date or period of time), and (iii) all other representations and warranties of Parent and the Merger Subs set forth in Article V shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Closing Date, as though made on and as of the Closing Date (except that representations and warranties that speak as of a specified date or period of time shall have been true and correct only as of such date or period of time), except where the failure of such representations and warranties to be so true and correct (without regard to qualification or exceptions contained therein as to “materiality,” “in all material respects” or “Parent Material Adverse Effect”) that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
(b)   Performance of Obligations of Parent and the Merger Subs.   Parent, Merger Sub Inc. and Merger Sub LLC each shall have performed, or complied with, in all material respects all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Effective Time.

(c)   Compliance Certificate.   The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Section 7.3(a) and (b) have been satisfied.
Section 7.4   Frustration of Closing Conditions.   None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement.
ARTICLE VIII
TERMINATION
Section 8.1   Termination.   This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether (except as expressly set forth below) before or after the Company Stockholder Approval has been obtained:
(a)   by mutual written consent of the Company and Parent;
(b)   by either the Company or Parent:
(i)   if any Governmental Entity having jurisdiction over any Party shall have issued, entered, enacted or promulgated any Law or taken any other action permanently restraining, enjoining, making illegal or unlawful, or otherwise prohibiting the consummation of any of the Transactions and such Law or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) shall not be available to any Party whose material breach of any material covenant or agreement under this Agreement has been the primary cause of or resulted in the action or event described in this Section 8.1(b)(i) occurring;
(ii)   if the Merger shall not have been consummated on or before 5:00 p.m. Houston time, on the date that is six (6) months from the date of this Agreement (such date, the “Outside Date”); provided, however, that if all of the conditions to the Parties’ obligations to consummate the Merger, other than any of the conditions set forth in Section 7.1(b) or Section 7.1(c), shall have been satisfied or shall be capable of being satisfied at such time, the Outside Date shall automatically be extended to June 24, 2022; provided further, however, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to any Party whose material breach of any material covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;
(iii)   in the event of a breach by the other Party of any representation, warranty, covenant or other agreement contained in this Agreement which would give rise to the failure of a condition set forth in Sections 7.2(a) or (b) or Sections 7.3(a) or (b), as applicable (and such breach is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured by the earlier of (i) thirty (30) days after the giving of written notice to the breaching Party of such breach and (ii) two (2) Business Days prior to the Outside Date) (a “Terminable Breach”); provided, however, that the terminating Party is not then in Terminable Breach of any representation, warranty, covenant or other agreement contained in this Agreement;
(iv)   if the Company Stockholder Approval shall not have been obtained upon a vote held at a duly held Company Stockholders Meeting, or at any adjournment or postponement thereof;
(c)   by Parent, prior to, but not after, the time the Company Stockholder Approval is obtained, if the Company Board shall have effected a Company Change of Recommendation (whether or not such Company Change of Recommendation is permitted by this Agreement); or
(d)   by the Company, in order to enter into a definitive agreement with respect to a Company Superior Proposal; provided, however, that (i) the Company shall not have breached any of its obligations under Section 6.3 (other than a de minimis breach), (ii) such definitive agreement with respect to such Company Superior Proposal shall be entered into substantially concurrently with the termination of this

Agreement pursuant to this Section 8.1(d) and (iii) the Company shall pay the Company Termination Fee concurrently with such termination.
Section 8.2   Notice of Termination; Effect of Termination.
(a)   A terminating Party shall provide written notice of termination to the other Party specifying with particularity the reason for such termination and, if made in accordance with this Agreement, any termination shall be effective immediately upon delivery of such written notice to the other Party.
(b)   In the event of termination of this Agreement by any Party as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party except with respect to this Section 8.2, Section 6.6(b), Section 6.17, Section 8.3 and Article I and Article IX (and the provisions that substantively define any related defined terms not substantively defined in Article I); provided, however, that notwithstanding anything to the contrary herein, no such termination shall relieve any Party from liability for any damages for a Willful and Material Breach of any covenant, agreement or obligation hereunder or fraud.
Section 8.3   Expenses and Other Payments.
(a)   Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the Transactions, whether or not the Merger shall be consummated; provided, however, that Parent and the Company shall each be responsible for the payment of 50% of the HSR filing fee applicable to the Merger.
(b)   If (i) Parent terminates this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), (ii) the Company terminates this Agreement pursuant to Section 8.1(d) (Company Superior Proposal), or (iii) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) or Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(c) (Company Change of Recommendation), then the Company shall pay Parent the Company Termination Fee, in the case of termination pursuant to Section 8.1(d), as provided in Section 8.1(d)(iii), and in such other cases, in cash or by wire transfer of immediately available funds to an account designated by Parent within three (3) Business Days of such termination.
(c)   If (i) (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval) or pursuant to Section 8.1(b)(ii) (Outside Date) at any time when this Agreement could have been terminated pursuant to Section 8.1(b)(iv) (Failure to Obtain Company Stockholder Approval), and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or publicly disclosed and not been publicly withdrawn at least five (5) Business Days prior to the Company Stockholders Meeting or (B) the Company terminates this Agreement pursuant to Section 8.1(b)(ii) (Outside Date) at a time when Parent would be permitted to terminate this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) or Parent terminates this Agreement pursuant to Section 8.1(b)(iii) (Company Terminable Breach) and following the execution of this Agreement and on or before the date of any such termination a Company Competing Proposal shall have been publicly announced or disclosed and not withdrawn at least five (5) Business Days prior to the date of such termination, and (ii) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement with respect to a Company Competing Proposal (or publicly approves or recommends to the stockholders of the Company or otherwise does not oppose, in the case of a tender or exchange offer, a Company Competing Proposal) or consummates a Company Competing Proposal, then the Company shall pay Parent the Company Termination Fee within three (3) Business Days after the earlier of the consummation of such Company Competing Transaction or entering into a definitive agreement relating to a Company Competing Transaction. It is understood and agreed that with respect to the preceding clause (i) and (ii), any reference in the definition of Company Competing Proposal to “25%” shall be deemed to be a reference to “50%”.
In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee. The Parties agree that the agreements contained in this Section 8.3 are an integral part of the Transactions, and that, without these agreements, the Parties would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.3, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the rate of 8% per annum. If, in order to obtain such payment, the other Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in this Section 8.3 and the specific performance remedies set forth in Section 9.11 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent and the Merger Subs and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only Parent and the Merger Subs shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of Parent, Merger Sub Inc. or Merger Sub LLC or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of Parent in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation; and (ii) Parent and the Merger Subs against the Company and its Subsidiaries and any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful and Material Breach), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future directors, officers, shareholders, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, except for the liability of the Company in the case of fraud or a Willful and Material Breach of any covenant, agreement or obligation.
ARTICLE IX
GENERAL PROVISIONS
Section 9.1   Schedule Definitions.   All capitalized terms in the Company Disclosure Letter and the Parent Disclosure Letter shall have the meanings ascribed to them herein (including in Annex A) except as otherwise defined therein.
Section 9.2   Survival; Exclusive Remedy.
(a)   Except as otherwise provided in this Agreement, none of the representations, warranties, agreements and covenants contained in this Agreement will survive the Closing; provided, however, that Article I (and the provisions that substantively define any related defined terms not substantively defined in Article I), this Article IX and the agreements of the Parties in Article II and III, and Section 4.26 (No Additional Representations), Section 5.23 (No Additional Representations), Section 6.8 (Employee Matters), Section 6.9 (Indemnification; Directors’ and Officers’ Insurance), Section 6.17 (Certain Indebtedness and Financing Cooperation), Section 6.18 (Tax Matters), and those other covenants and agreements contained herein that by their terms apply, or that are to be performed in whole or in part, after the Closing, shall survive the Closing. The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Effective Time.
(b)   From and after the Closing, except for claims of fraud, the remedies expressly provided for in this Agreement shall be the sole and exclusive remedies for any and all claims against any Party to the extent arising under, out of, related to or in connection with this Agreement including with respect to the Comprehensive Environmental Response, Compensation and Liability Act or any other Environmental Law. Without limiting the generality of the foregoing, each of Company and Parent hereby waives, as of the Closing, to the fullest extent permitted under applicable Law, any and all rights, claims and causes of action that it or any of their respective Affiliates may have against the other Party or any of its Affiliates or its or their respective Representatives with respect to the subject matter of this Agreement, whether under any contract, misrepresentation, tort, or strict liability theory, or under applicable Law, and whether in Law or in equity; provided that the foregoing waiver shall not apply to any claims for fraud.
Section 9.3   Notices.   All notices, requests and other communications to any Party under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) if delivered in person; (b) if transmitted by electronic mail (“e-mail”) (but only if confirmation of receipt of such e-mail is requested and received; provided that each notice Party shall use reasonable best efforts to confirm receipt of any such email correspondence promptly upon receipt of such request); or (c) if transmitted by national overnight courier, in each case as addressed as follows:
(i)   if to Parent or the Merger Subs, to:
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, OK 73118
Attention:
Benjamin E. Russ

E-mail:
ben.russ@chk.com

with a required copy to (which copy shall not constitute notice):
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention:

William N. Finnegan IV
Kevin M. Richardson

E-mail:

bill.finnegan@lw.com
kevin.richardson@lw.com

(ii)   if to the Company, to:
Vine Energy Inc.
5800 Granite Parkway, Suite 550
Plano, TX 75024
Attention:
Eric D. Marsh

E-mail:
emarsh1@vineenergy.com

with a required copy to (which copy shall not constitute notice):
Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention:
Andrew Calder, P.C.
Douglas E. Bacon, P.C.
William J. Benitez, P.C.

E-mail:
andrew.calder@kirkland.com
doug.bacon@kirkland.com
wbenitez@kirkland.com

Section 9.4   Rules of Construction.
(a)   Each of the Parties acknowledges that it has been represented by independent counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each Party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the Parties shall be deemed the work product of the Parties and may not be construed against any Party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any Party that drafted it is of no application and is hereby expressly waived.
(b)   The inclusion of any information in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such items are material to the Company and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, as the case may be, or that such items have resulted in a Company Material Adverse Effect or a Parent Material Adverse Effect. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and the Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement. The Company Disclosure Letter and Parent Disclosure Letter are arranged in sections corresponding to the Sections of this Agreement merely for convenience, and the disclosure of an item in one section of the Company Disclosure Letter or Parent Disclosure Letter, as applicable, as an exception to a particular representation or warranty shall be deemed adequately disclosed as an exception with respect to all other representations or warranties to the extent that the relevance of such item to such representations or warranties is reasonably apparent on its face, notwithstanding the presence or absence of an appropriate section of the Company Disclosure Letter or Parent Disclosure Letter with respect to such other representations or warranties or an appropriate cross reference thereto.
(c)   The specification of any dollar amount in the representations and warranties or otherwise in this Agreement or in the Company Disclosure Letter or Parent Disclosure Letter is not intended and shall not be deemed to be an admission or acknowledgment of the materiality of such amounts or items, nor shall the same be used in any dispute or controversy between the Parties to determine whether any obligation, item or matter (whether or not described herein or included in any schedule) is or is not material for purposes of this Agreement.
(d)   All references in this Agreement to Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Annexes, Exhibits, Schedules, Articles, Sections, subsections and other subdivisions of this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of such Articles, Sections, subsections or other subdivisions, and shall be disregarded in construing the language contained therein. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Section,” “this subsection” and words of similar import, refer only to the Sections or subsections hereof in which such words occur. The word “including” (in its various forms) means “including, without limitation.” Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise expressly requires. Unless the context otherwise requires, all defined terms contained herein shall include the singular and plural and the conjunctive and disjunctive forms of such defined terms. Unless the context otherwise requires, all references to a specific time shall refer to Houston, Texas time. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” The term “dollars” and the symbol “$” mean United States Dollars. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.
(e)   In this Agreement, except as the context may otherwise require, references to: (i) any agreement (including this Agreement), contract, statute or regulation are to the agreement, contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of an agreement or contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity includes any successor to that Governmental Entity; (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section; (iv) “days” mean calendar days; when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day; and (v) “made available” means, with respect to any document, that such document was previously made available, including documents filed with or furnished to the SEC and available on Edgar, relating to the Transactions maintained in a virtual data room by the Company or Parent, as applicable, no later than one (1) Business Day prior to the execution of this Agreement.
Section 9.5   Counterparts.   This Agreement may be executed in two (2) or more counterparts, including via facsimile or email in “portable document format” (“.pdf”) form transmission, all of which shall be considered one and the same agreement and shall become effective when two (2) or more counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart.
Section 9.6   Entire Agreement; No Third Party Beneficiaries.   This Agreement (together with the Confidentiality Agreement, the Registration Rights Agreement, the TRA Amendment, the Merger Support Agreement and any other documents and instruments executed pursuant hereto) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. Except for the provisions of (a) Article III (including, for the avoidance of doubt, the rights of the former holders of Company Common Stock and Company Restricted Stock Unit Awards to receive the Merger Consideration) but only from and after the Effective Time and (b) Section 6.9 (which from and after the Effective Time is intended for the benefit of, and shall be enforceable by, the Persons referred to therein and by their respective heirs and Representatives) but only from and after the Effective Time, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the Parties any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
Section 9.7   Governing Law; Venue; Waiver of Jury Trial.
(a)   THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF. NOTWITHSTANDING THE FOREGOING, ALL MATTERS RELATING TO THE FIDUCIARY OBLIGATIONS OF THE PARENT BOARD SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OKLAHOMA WITHOUT REGARD TO THE CONFLICTS OF LAWS PRINCIPLES THEREOF TO THE EXTENT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION.
(b)   THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR THE DELAWARE SUPREME COURT DETERMINES THAT, NOTWITHSTANDING SECTION 111 OF THE DGCL, THE COURT OF CHANCERY DOES NOT HAVE OR SHOULD NOT EXERCISE SUBJECT MATTER JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE SOLELY IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT

SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.
(c)   EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.
Section 9.8   Severability.   Each Party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such other term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible. Except as otherwise contemplated by this Agreement, in response to an order from a court or other competent authority for any Party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, to the extent that a Party took an action inconsistent with this Agreement or failed to take action consistent with this Agreement or required by this Agreement pursuant to such order, such Party shall not incur any liability or obligation unless such Party did not in good faith seek to resist or object to the imposition or entering of such order.
Section 9.9   Assignment.   Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns. Any purported assignment in violation of this Section 9.9 shall be void.
Section 9.10   Affiliate Liability.   Each of the following is herein referred to as a “Company Affiliate”: (a) any direct or indirect holder of equity interests or securities in the Company (whether stockholders or otherwise), including the Company Designated Stockholders and any Affiliate of the Company Designated Stockholders and (b) any director, officer, employee, Representative or agent of (i) the Company, (ii) the Company Designated Stockholders or any Affiliate of the Company Designated Stockholders or (iii) any Person who controls the Company. No Company Affiliate shall have any liability or obligation to Parent or the Merger Subs of any nature whatsoever in connection with or under this Agreement or the Transactions other than for fraud, and Parent and the Merger Subs hereby waive and release all claims of any such liability and obligation, other than for fraud and except in each case as expressly provided by the Merger Support

Agreement as among the Company Designated Stockholders, the Company and Parent. Each of the following is herein referred to as a “Parent Affiliate”: (x) any direct or indirect holder of equity interests or securities in Parent (whether stockholders or otherwise), and (y) any director, officer, employee, Representative or agent of (i) Parent or (ii) any Person who controls Parent. No Parent Affiliate shall have any liability or obligation to the Company of any nature whatsoever in connection with or under this Agreement or the Transactions other than for fraud, and the Company hereby waives and releases all claims of any such liability and obligation, other than for fraud.
Section 9.11   Specific Performance.   The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. Prior to the termination of this Agreement pursuant to Section 8.1, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.11, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at Law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.11. Each Party further agrees that no other Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.11, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. If prior to the Outside Date, any Party brings an action to enforce specifically the performance of the terms and provisions hereof by any other Party, the Outside Date shall automatically be extended by such other time period established by the court presiding over such action.
Section 9.12   Amendment.   This Agreement may be amended by the Parties at any time before or after adoption of this Agreement by the stockholders of the Company, but, after any such adoption, no amendment shall be made which by Law would require the further approval by such stockholders without first obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
Section 9.13   Extension; Waiver.   At any time prior to the Effective Time, the Company and Parent may, to the extent legally allowed:
(a)   extend the time for the performance of any of the obligations or acts of the other Party hereunder;
(b)   waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered pursuant hereto; or
(c)   waive compliance with any of the agreements or conditions of the other Party contained herein.
Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party. No waiver by any of the Parties of any default, misrepresentation or breach of representation, warranty, covenant or other agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.
Section 9.14   Non-Recourse.   This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, manager, officer, employee, incorporator, member, partner, equityholder, Affiliate, agent, attorney, advisor, consultant or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of Parent, the Company, Merger Sub Inc. or Merger Sub LLC under this Agreement (whether for indemnification or otherwise) or of or for any claim based on, arising out of, or related to this Agreement or the Transactions.
[Signature Page Follows]

IN WITNESS WHEREOF, each Party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.
PARENT:
CHESAPEAKE ENERGY CORPORATION
By:
/s/ Benjamin E. Russ

Name:   Benjamin E. Russ
Title:    Executive Vice President, General            Counsel and Corporate Secretary
MERGER SUB INC.:
HANNIBAL MERGER SUB, INC.
By:
/s/ Benjamin E. Russ

Name:   Benjamin E. Russ
Title:    President and Secretary
MERGER SUB LLC:
HANNIBAL MERGER SUB, LLC
By:
/s/ Benjamin E. Russ

Name:   Benjamin E. Russ
Title:    Executive Vice President, General           Counsel and Corporate Secretary
[Signature Page to Agreement and Plan of Merger]

COMPANY:
VINE ENERGY INC.
By:
/s/ Eric D. Marsh

Name:    Eric D. Marsh
Title:     President and Chief Executive Officer
HOLDINGS:
VINE ENERGY HOLDINGS LLC
By:
/s/ Eric D. Marsh

Name:   Eric D. Marsh
Title:    President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

ANNEX A
Certain Definitions
“Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person, through one or more intermediaries or otherwise.
“Anti-Corruption Laws” means (i) the United States Foreign Corrupt Practices Act of 1977, as amended, (ii) the U.K. Bribery Act 2010, (iii) legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and (iv) similar legislation applicable to the Company or Parent and their respective Subsidiaries, as applicable, from time to time.
“beneficial ownership,” including the correlative term “beneficially owning,” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Business Day” means a day other than a day on which banks in the State of New York or the State of Delaware are authorized or obligated to be closed.
“Company Benefit Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by the Company or its Affiliates or with respect to which the Company or its Affiliates have any liability (contingent or otherwise).
“Company Competing Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions only with Parent or any of its Subsidiaries) involving, directly or indirectly: (a) any acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or group of any business or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 25% or more of the Company’s and its Subsidiaries’ assets (by fair market value), net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any acquisition by any Person resulting in, or proposal or offer, which if consummated would result in, any Person becoming the beneficial owner of directly or indirectly, in one or a series of related transactions, 25% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, or 25% or more of the consolidated total assets (including, without limitation, equity securities of its Subsidiaries) or (c) any merger, amalgamation, consolidation, division, tender offer, exchange offer, deSPAC transaction, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries.
“Company Credit Facilities” means the (i) First Lien RBL Credit Agreement and the (ii) Second Lien Credit Agreement.
“Company Intervening Event” means a development, event, effect, state of facts, condition, occurrence or change in circumstance that materially affects the business or assets of the Company and its Subsidiaries (taken as a whole) that occurs or arises after the date of this Agreement that was not known to or reasonably foreseeable by the Company Board as of the date of this Agreement; provided, however, that in no event shall (i) the receipt, existence or terms of an actual or possible Company Competing Proposal or Company Superior Proposal, (ii) any Effect relating to Parent or any of its Subsidiaries that does not amount to a Material Adverse Effect, individually or in the aggregate, (iii) any change, in and of itself, in the price or trading volume of shares of Company Common Stock or Parent Common Stock (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition), (iv) the fact that the Company or any of its Subsidiaries exceeds (or fails to meet) internal or published projections or guidance or any matter relating thereto or of consequence thereof (it being understood that the underlying facts giving rise or contributing to such change may be taken into account in determining whether there has been a Company Intervening Event, to the extent otherwise permitted by this definition) or (v) conditions (or changes in such conditions) in the oil and gas exploration and production industry (including changes in commodity prices, general market prices and political or regulatory changes affecting the industry or any changes in applicable Law), constitute a Company Intervening Event.

“Company Stockholder Approval” means the adoption of this Agreement by the holders of a majority in voting power of the outstanding shares of Company Common Stock in accordance with the DGCL and the Organizational Documents of the Company.
“Company Superior Proposal” means a bona fide Company Competing Proposal that is not solicited after the date of this Agreement by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly, (a) businesses or assets of the Company or any of its Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that account for 50% or more of the fair market value of such assets or that generated 50% or more of the Company’s and its Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve (12) months, respectively, or (b) 50% or more of the total voting power or of any class of equity securities of the Company or those of any of its Subsidiaries, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board, (i) if consummated, would result in a transaction more favorable to the Company’s stockholders (in their capacity as such) than the First Merger (after taking into account the time likely to be required to consummate such proposal and any adjustments or revisions to the terms of this Agreement offered by Parent in response to such proposal or otherwise) and (ii) is reasonably likely to be consummated on the terms proposed, in each case taking into account any legal, financial, regulatory and stockholder approval requirements, including the sources, availability and terms of any financing, financing market conditions and the existence of a financing contingency, the likelihood of termination, the timing of Closing, the identity of the Person or Persons making the proposal and any other aspects considered relevant by the Company Board.
“Company Termination Fee” means $45,000,000.
“Company Unaffiliated Holders” means holders of Company Common Stock other than the Company and its Affiliates.
“Consent” means any filing, notice, notification, report, declaration, registration, certification, approval, clearance, consent, ratification, permit, permission, waiver, expiration or termination of waiting periods, or authorization.
“Contract” means any contract, legally binding commitment, license, promissory note, loan, bond, mortgage, indenture, lease or other legally binding instrument or agreement (whether written or oral).
“control” and its correlative terms, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.
“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).
“COVID-19 Measures” means, as applicable to a Party or its Subsidiaries, any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure or sequester order, guideline, recommendation or Law, or any other applicable Laws, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.
“Derivative Transaction” means any swap transaction, option, hedge, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities (including, without limitation, natural gas, natural gas liquids, crude oil and condensate), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any put, call or other option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.
“DTC” means The Depositary Trust Company.
“Edgar” means the Electronic Data Gathering, Analysis and Retrieval System administered by the SEC.

“Employee Benefit Plan” of any Person means any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and any personnel policy (oral or written), equity option, restricted equity, equity purchase plan, equity compensation plan, phantom equity or appreciation rights plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation or holiday pay policy, retention or severance pay plan, policy or agreement, deferred compensation agreement or arrangement, change in control, hospitalization or other medical, dental, vision, accident, disability, life or other insurance, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, and any other employee benefit plan, agreement, arrangement, program, practice, or understanding for any present or former director, employee or contractor of the Person.
“Encumbrances” means liens, pledges, charges, encumbrances, claims, hypothecation, mortgages, deeds of trust, security interests, restrictions, rights of first refusal, defects in title, prior assignment, license sublicense or other burdens, options or encumbrances of any kind or any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing (any action of correlative meaning, to “Encumber”).
“Environmental Laws” means any and all applicable Laws pertaining to prevention of pollution or protection of the environment (including, without limitation, any natural resource damages or any generation, use, storage, treatment, disposal or Release of Hazardous Materials into the indoor or outdoor environment) or human health and safety (to the extent relating to exposure to Hazardous Materials) in effect as of the date hereof.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Agreement” means that certain exchange agreement by and among the Company, Holdings and certain members of Holdings, dated as of March 17, 2021.
“Ex-Im Law” means all Laws and regulations relating to export, re-export, transfer or import controls, including, without limitation, the Export Administration Regulations administered by the U.S. Department of Commerce, and customs and import Laws administered by U.S. Customs and Border Protection.
“Governmental Entity” means any U.S. or non-U.S. federal, state, tribal, local or municipal court or other adjudicative body or entity, legislature, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.
“fraud” means, with respect to any Party, knowing actual common law fraud under the Laws of the State of Delaware committed by such Party in the making of any representation or warranty made by such Party and set forth in Article IV or Article V of this Agreement.
“group” has the meaning ascribed to such term in Section 13(d) of the Exchange Act.
“Hazardous Materials” means any (a) chemical, product, material, substance or waste that is defined or listed as hazardous or toxic, or as a pollutant or contaminant, or that is otherwise regulated under, or for which standards of conduct or liability may be imposed pursuant to, any Environmental Law due to its hazardous or dangerous properties or characteristics; (b) asbestos containing materials, whether in a friable or non-friable condition, lead-containing material, polychlorinated biphenyls, naturally occurring radioactive materials or radon; and (c) any Hydrocarbons.
“Hydrocarbons” means any hydrocarbon-containing substance, crude oil, natural gas, condensate, drip gas and natural gas liquids, coalbed gas, ethane, propane, iso-butane, nor-butane, gasoline, scrubber liquids and other liquids or gaseous hydrocarbons or other substances (including minerals or gases), or any combination thereof, produced or associated therewith.
“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such

Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; and (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the Ordinary Course, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the Ordinary Course.
“Intellectual Property” means any and all proprietary, industrial and intellectual property rights, under the applicable Law of any jurisdiction or rights under international treaties, both statutory and common Law rights, including: (a) utility models, supplementary protection certificates, invention disclosures, registrations, patents and applications for same, and extensions, divisions, continuations, continuations-in-part, reexaminations, revisions, renewals, substitutes, and reissues thereof; (b) trademarks, service marks, certification marks, collective marks, brand names, d/b/a’s, trade names, slogans, domain names, symbols, logos, trade dress and other identifiers of source, and registrations and applications for registrations thereof and renewals of the same (including all common Law rights and goodwill associated with the foregoing and symbolized thereby); (c) published and unpublished works of authorship, whether copyrightable or not, copyrights therein and thereto, together with all common Law and moral rights therein, database rights, and registrations and applications for registration of the foregoing, and all renewals, extensions, restorations and reversions thereof; (d) trade secrets, know-how, and other rights in information, including designs, formulations, concepts, compilations of information, methods, techniques, procedures, and processes, whether or not patentable; (e) Internet domain names and URLs; and (f) all other intellectual property, industrial or proprietary rights.
“IT Assets” means computers, software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.
“Knowledge” means the actual knowledge of, (a) in the case of the Company, the individuals listed in Schedule 1.1 of the Company Disclosure Letter, (b) in the case of Holdings, the individuals listed in Schedule 1.1 of the Company Disclosure Letter and (c) in the case of Parent, the individuals listed in Schedule 1.1 of the Parent Disclosure Letter.
“Law” means any law, rule, regulation, ordinance, code, judgment, order, judgment, decree, injunction, decision, ruling, writ, award, treaty or convention, U.S. or non-U.S., of any Governmental Entity, including common law.
“Material Adverse Effect” means, when used with respect to any Party, any fact, circumstance, effect, change, event or development (“Effect”) that (a) would prevent, materially delay or materially impair the ability of such Party or its Subsidiaries to consummate the Transactions or (b) has, or would have, a material adverse effect on the condition (financial or otherwise), business, or results of operations of such Party and its Subsidiaries, taken as a whole; provided, however, that with respect to this clause (b) only, no Effect (by itself or when aggregated or taken together with any and all other Effects) to the extent directly or indirectly resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Material Adverse Effect” or shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur:
(i)   general economic conditions (or changes in such conditions) or conditions in the U.S. or global economies generally;
(ii)   conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;
(iii)   conditions (or changes in such conditions) in the oil and gas exploration, development or production industry (including changes in commodity prices, general market prices and regulatory changes affecting the industry);

(iv)   political conditions (or changes in such conditions) or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism);
(v)   earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, pandemics, epidemics or other widespread health crises (including the existence and impact of the COVID-19 pandemic) or weather conditions;
(vi)   effects resulting from the negotiation, execution and announcement of this Agreement or the pendency or consummation of the Transactions, including the impact thereof on the relationship of such Party and its Subsidiaries with customers, suppliers, partners, employees or governmental bodies, agencies, officials or authorities (other than with respect to any representation or warranty that is intended to address the consequences of the execution or delivery of this Agreement or the announcement or consummation of the Transactions);
(vii)   the execution and delivery of or compliance with the terms of, or the taking of any action or failure to take any action which action or failure to act is requested in writing by Parent or expressly permitted or required by, this Agreement (except for any obligation under this Agreement to operate in the Ordinary Course (or similar obligation) pursuant to Sections 6.1 or 6.2, as applicable), the public announcement of this Agreement or the Transactions (provided that this clause (vii) shall not apply to any representation or warranty to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Transactions);
(viii)   any litigation brought by any holder of Company Common Stock against the Company or holder of Parent Common Stock against Parent, or against any of their respective Subsidiaries and/or respective directors or officers relating to the Merger and any of the other Transactions or this Agreement;
(ix)   changes in Law or other legal or regulatory conditions, or the interpretation thereof, or changes in GAAP or other accounting standards (or the interpretation thereof), or that result from any action taken for the purpose of complying with any of the foregoing; or
(x)   any changes in such Party’s stock price or the trading volume of such Party’s stock, or any failure by such Party to meet any analysts’ estimates or expectations of such Party’s revenue, earnings or other financial performance or results of operations for any period, or any failure by such Party or any of its Subsidiaries to meet any internal or published budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (it being understood that the facts or occurrences giving rise to or contributing to such changes or failures may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect);
provided, however, except to the extent such Effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (i) through (v) and (ix) disproportionately adversely affect such Party and its Subsidiaries, taken as a whole, as compared to other similarly situated participants operating in the oil and gas exploration, development or production industry (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Material Adverse Effect” has occurred or may, would or could occur solely to the extent they are disproportionate).
“NASDAQ” means the Nasdaq Global Select Market.
“Notes” means Holdings 6.750% senior unsecured notes due 2029.
“NYSE” means the New York Stock Exchange.
“Oil and Gas Leases” means all leases, subleases, licenses or other occupancy or similar agreements (including any series of related leases with the same lessor) under which a Person leases, subleases or licenses or otherwise acquires or obtains rights to produce Hydrocarbons from real property interests.
“Oil and Gas Properties” means all interests in and rights with respect to (a) oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all Oil and Gas Leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations and concessions and (b) all Wells located on or producing from such leases and properties.
“Ordinary Course” means, with respect to an action taken by any Person, that such action is consistent with the ordinary course of business and past practices of such Person, excluding any commercially reasonable deviations therefrom due to COVID-19 or COVID-19 Measures.
“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership, the certificate of formation or partnership and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.
“other Party” means (a) when used with respect to the Company, Parent and Merger Sub and (b) when used with respect to Parent or either of the Merger Subs, the Company.
“Parent Plan” means an Employee Benefit Plan sponsored, maintained, or contributed to by Parent or its Affiliates or with respect to which Parent or its Affiliates have any liability.
“Parent Stock Cash Equivalent” means a fraction, (a) the numerator of which is the Cash Consideration and (b) the denominator of which is the closing price per share on NASDAQ of Parent Common Stock on the last trading date prior to the Closing.
“Party” or “Parties” means a party or the parties to this Agreement, except as the context may otherwise require.
“Permitted Encumbrances” means:
(a)   to the extent not applicable to the Transactions or otherwise waived prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, participation agreements, development agreements, stockholders agreements, consents and other similar agreements and documents;
(b)   contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s, vendor’s, repairman’s, construction and carrier’s liens and other similar Encumbrances arising in the Ordinary Course for amounts not yet delinquent and Encumbrances for Taxes or assessments or other governmental charges that are not yet delinquent or, in all instances, if delinquent, that are being contested in good faith by appropriate Proceeding and for which adequate reserves have been established in accordance with GAAP by the party responsible for payment thereof;
(c)   Production Burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Reports and any Production Burdens payable to third parties affecting any Oil and Gas Property that was acquired subsequent to the date of the Company Reserve Reports;
(d)   Encumbrances arising in the Ordinary Course under operating agreements, joint venture agreements, partnership agreements, Oil and Gas Leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business, provided, however, that, in each case, such Encumbrance (i) secures obligations that are not Indebtedness or a deferred purchase price and are not delinquent and (ii) would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, on the value, use or operation of the property encumbered thereby;

(e)   such Encumbrances as the Company (in the case of Encumbrances with respect to properties or assets of Parent or its Subsidiaries) or Parent (in the case of Encumbrances with respect to properties or assets of the Company or its Subsidiaries), as applicable, may have expressly waived in writing;
(f)   all easements, zoning restrictions, conditions, covenants, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, facilities, streets, alleys, highways, telephone lines, power lines, railways removal of timber, grazing, logging operations, canals, ditches, reservoirs and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent, as applicable, or any of their respective Subsidiaries, that are customarily granted in the oil and gas industry and do not materially interfere with the operation, value or use of the property or asset affected;
(g)   any Encumbrances discharged at or prior to the Effective Time (including Encumbrances securing any Indebtedness that will be paid off in connection with Closing);
(h)   Encumbrances imposed or promulgated by applicable Law or any Governmental Entity with respect to real property, including zoning, building or similar restrictions; or
(i)   Encumbrances, exceptions, defects or irregularities in title, easements, imperfections of title, claims, charges, security interests, rights-of-way, covenants, restrictions and other similar matters that would be accepted by a reasonably prudent purchaser of oil and gas interests in the geographic area where such oil and gas interests are located, that would not reduce the net revenue interest share of the Company or Parent (without at least a proportionate increase in net revenue interest), as applicable, or such Party’s Subsidiaries, in any Oil and Gas Lease below the net revenue interest share shown in the Company Reserve Reports, with respect to such lease, or increase the working interest of the Company or Parent, as applicable, or of such Party’s Subsidiaries, in any Oil and Gas Lease above the working interest shown on the Company Reserve Reports, with respect to such lease and, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect, as applicable.
“Person” means any individual, partnership, limited liability company, corporation, joint stock company, trust, estate, joint venture, Governmental Entity, association or unincorporated organization, or any other form of business or professional entity.
“Personal Information” means any information that, alone or in combination with other information held by the Company or any of its Subsidiaries, identifies or could reasonably be used to identify an individual, and any other personal information that is subject to any applicable Laws.
“Proceeding” means any cause of action, action, audit, demand, litigation, suit, proceeding, investigation, citation, inquiry, hearing, arbitration or other proceeding at Law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise, whether in contract, in tort or otherwise.
“Production Burdens” means any royalties (including lessor’s royalties), overriding royalties, production payments, net profit interests or other similar interests that constitute a burden on, and are measured by or are payable out of the production of Hydrocarbons or the proceeds realized from the sale or other disposition thereof.
“Registration Rights Agreement” means the Registration Rights Agreement, substantially in the form attached hereto as Exhibit B, to be effective as of the Effective Time by Parent and the other Persons party thereto.
“Release” means any depositing, spilling, leaking, pumping, pouring, placing, emitting, discarding, abandoning, emptying, discharging, injecting, escaping, leaching, dumping, or disposing into the indoor or outdoor environment.
“Representatives” means, with respect to any Person, the officers, directors, employees, accountants, consultants, agents, legal counsel, financial advisors and other representatives of such Person.

“Sanctioned Person” means, at any time, any Person: (a) listed on any Sanctions-related list of designated or blocked Persons; (b) resident in or organized under the Laws of a country or territory that is the subject of comprehensive Sanctions from time to time; or (c) majority owned or controlled by any of the foregoing.
“Sanctions” means those trade, economic and financial sanctions Laws, regulations, embargoes and restrictive measures (in each case having the force of Law) administered, enacted or enforced from time to time by (a) the United States (including, without limitation, the Department of Treasury, Office of Foreign Assets Control), (b) the European Union and enforced by its member states, (c) the United Nations or (d) Her Majesty’s Treasury.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Second Lien Credit Agreement” means that certain Second Lien Credit Agreement, dated as of December 30, 2020, among Vine Energy Holdings LLC, as borrower, the lenders from time to time party thereto and Morgan Stanley Senior Funding, Inc. as Administrative Agent (as defined therein) and Collateral Agent (as defined therein), as further amended, restated, amended and restated, extended, supplemented or otherwise modified from time to time
“Securities Act” means the Securities Act of 1933.
“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) more than 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by the subject Person or by one or more of its respective Subsidiaries.
“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, including Section 203 of the DGCL.
“Tax Returns” means any return, report, statement, information return or other document (including any related or supporting information) filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Taxes, including any schedule or attachment thereto and any amendment thereof.
“Taxes” means any and all taxes and similar charges, duties, levies or other assessments, each in the nature of a tax, including, but not limited to, income, estimated, business, occupation, corporate, gross receipts, transfer, stamp, employment, occupancy, license, severance, capital, impact fee, production, ad valorem, excise, property, sales, use, turnover, value added and franchise taxes, deductions, withholdings and custom duties, imposed by any Governmental Entity, including interest, penalties, and additions to tax imposed with respect thereto.
“Taxing Authority” means any Governmental Entity having jurisdiction in matters relating to Tax matters.
“Transactions” means the Merger and the other transactions contemplated by this Agreement and each other agreement to be executed and delivered in connection herewith and therewith.
“Transfer Taxes” means any transfer, sales, use, stamp, registration or other similar Taxes; provided, for the avoidance of doubt, that Transfer Taxes shall not include any income, franchise or similar taxes.
“Voting Debt” of a Person means bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of such Person may vote.
“Wells” means all oil or gas wells, whether producing, operating, shut-in or temporarily abandoned, located on an Oil and Gas Lease or any pooled, communitized or unitized acreage that includes all or a part of such Oil and Gas Lease or otherwise associated with an Oil and Gas Property of the applicable Person or any of its Subsidiaries, together with all oil, gas and mineral production from such well.

“Willful and Material Breach” including the correlative term “Willfully and Materially Breach,” shall mean a material breach (or the committing of a material breach) that is a consequence of an act or failure to take an act by the breaching party with the actual knowledge that the taking of such act (or the failure to take such act) constitutes a breach of this Agreement.

EXHIBIT A
Form of Amendment to Tax Receivable Agreement

Exhibit B
Registration Rights Agreement

ANNEX B
Execution Version
MERGER SUPPORT AGREEMENT
This MERGER SUPPORT AGREEMENT, dated as of August 10, 2021 (this “Agreement”), is made and entered into by and among Chesapeake Energy Corporation, an Oklahoma corporation (“Parent”), Hannibal Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), Hannibal Merger Sub, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC” and together with Merger Sub Inc., “Merger Subs”), Vine Energy Inc., a Delaware corporation (the “Company”) and the stockholders of the Company listed on the signature pages hereto (the “Stockholders” and, together with Parent, Merger Subs, and the Company, the “Parties”).
RECITALS
WHEREAS, concurrently with the execution and delivery hereof, Parent, Merger Subs, Vine Energy Holdings LLC, a Delaware limited liability company, and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Merger Agreement”);
WHEREAS, as of the date hereof, the Stockholders collectively Beneficially Own 20,600,721 shares of Class A common stock, par value $0.01 per share, of the Company (“Company Class A Common Stock”) and 34,218,535 shares of Class B common stock, par value $0.01 per share, of the Company (“Company Class B Common Stock” and together with the Company Class A Common Stock, the “Company Common Stock”), as set forth on Exhibit A attached hereto (the “Existing Shares”);
WHEREAS, as of the date hereof, the Stockholders collectively Beneficially Own 34,218,535 Class B Units representing limited liability company interests in Holdings (“Holdings Units”), as set forth on Exhibit A attached hereto; and
WHEREAS, as a material condition and inducement to Parent and Merger Subs to enter into the Merger Agreement, the Stockholders have agreed to enter into this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
DEFINITIONS AND INTERPRETATIONS
Section 1.1   Defined Terms.   As used herein, the following terms have the following meanings:
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, Controls, or is Controlled by, or is under common Control with, such Person.
“Beneficially Own” means, shares over which the entities listed on Exhibit A attached hereto have sole, direct record and/or “beneficial ownership” for purposes of Rule 13d-3 or 13d-5 under the Exchange Act as in effect on the date hereof. Similar terms such as “Beneficial Ownership,” “Beneficial Owner” and “Beneficially Owned” have the corresponding meanings. For the avoidance of doubt, Parent shall not be deemed to be the Beneficial Owner of any Company Common Stock by virtue of this Agreement or of the Merger Agreement.
“Control” (including, with its correlative meanings) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership interests or other ownership interests, by Contract or otherwise.
“Covered Company Shares” means, with respect to each Stockholder, (a) the Existing Shares Beneficially Owned by such Stockholder and (b) any Company Common Stock of which such Stockholder has Beneficial Ownership after the date hereof, in each case during the Term (as defined below); provided, however, that

Covered Company Shares shall not include any Company securities that a Stockholder Transfers following the date of this Agreement pursuant to and in accordance with Section 2.1(b)(ii) or Section 3.4.
“Lien” means any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind.
“Transfer” means any (i) sale, assignment, transfer, conveyance, gift, pledge, distribution, hypothecation or other encumbrance or any other disposition, whether voluntary, involuntary or by operation of law, whether effected directly or indirectly, or (ii) the entry into any legally binding contract, commitment or understanding with respect to any of the foregoing in clause (i). “Transfer” also shall mean, with respect to the capital stock or interest in capital stock, the entry into any swap or any contract, transaction or series of transaction that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such capital stock or interest in capital stock, whether any such swap, contract, transaction or series of transactions is to be settled by delivery of Company securities, in cash or otherwise (the foregoing collectively being referred to as “swap/hedge”). “Transfers” or “Transferred” shall each have a correlative meaning.
Section 1.2   Interpretations.   Each capitalized term used but not defined herein has the meaning given to it in the Merger Agreement. Where a reference herein is made to a Section or Exhibit such reference will be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes,” or “including” are used herein they will be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision hereof. The definitions contained herein are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any Contract, instrument, or statute defined or referred to herein or in any Contract or instrument that is referred to herein means such Contract, instrument, or statute as from time to time amended, modified, or supplemented, including, in the case of Contracts or instruments, by waiver or consent and, in the case of statutes, by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a party “shall,” “will” or “must” perform in some manner it means that the party is legally obligated to do so under this Agreement.
ARTICLE II
VOTING AGREEMENT AND IRREVOCABLE PROXY
Section 2.1   Agreement to Vote.
(a)   From and after the date hereof until the date that this Agreement terminates in accordance with its terms (the “Term”), and without in any way limiting each Stockholder’s right to vote the Covered Company Shares in its sole discretion on any other matters not set forth in Section 2.1(a)(ii) that may be submitted at the Company Stockholders Meeting and at any other meeting of the stockholders of the Company (“Company Stockholders”) (in each case, in accordance with the Merger Agreement), however called, in each case, including any adjournment or postponement thereof, and in connection with any written consent of the Company Stockholders solicited by the Company from the holders of Company Common Stock in lieu of a meeting of stockholders in accordance with the terms of the Merger Agreement, such Stockholder shall, in each case to the fullest extent that the Covered Company Shares are entitled to vote thereon or consent thereto, or in any other circumstance in which the vote, consent or other approval of the Company Stockholders is sought:
(i)   appear at each such meeting or otherwise cause such Stockholder’s Covered Company Shares to be counted as present thereat for purposes of calculating a quorum; and
(ii)   vote (or cause to be voted), in person or by proxy, or if applicable deliver (or cause to be delivered) a written consent covering, all of such Stockholder’s Covered Company Shares:
(1)   in favor of the adoption of the Merger Agreement and each other proposal related to the transactions contemplated by the Merger Agreement included on the agenda for such meeting, if any;

(2)   in favor of any proposal to adjourn a meeting of the Company Stockholders to solicit additional proxies in favor of the adoption of the Merger Agreement;
(3)   against any Company Competing Proposal; and
(4)   against any other proposal, action or transaction that is intended to, or could reasonably be expected to, materially impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the consummation of the Merger or the performance of this Agreement or the performance by the Company of its obligations under the Merger Agreement, including (x) against any proposal, action or transaction that could reasonably be expected to result in any condition to the consummation of the Merger set forth in Article VII of the Merger Agreement not being satisfied, or that would result in a breach in respect of any representation, warranty, covenant or agreement of this Agreement or of the Company pursuant to the Merger Agreement and (y) any amendments to the Organizational Documents of the Company if such amendment could reasonably be expected to prevent or delay of the Closing.
(b)   Notwithstanding anything herein to the contrary, in the event of a Company Change of Recommendation made in compliance with the terms of the Merger Agreement:
(i)   the aggregate number of shares of Company Common Stock of the Stockholders considered to be “Covered Company Shares” from and after the time of such Company Change of Recommendation, for all purposes of this Agreement, shall automatically be modified without any further notice or any action by Parent or the Stockholders to be only, in the aggregate, 26,340,740 shares of Company Common Stock (the “Committed Covered Company Shares”), such that the Stockholders shall only be obligated to vote (or execute and return an action by written consent with respect to) the Committed Covered Company Shares in the manner set forth in Section 2.1(a) after giving effect to such modification; and
(ii)   the Stockholders, in their sole discretion, shall be free to Transfer, and to vote or cause to be voted, in person or by proxy, all of the remaining Covered Company Shares in excess of the Committed Covered Company Shares in any manner they, individually or collectively, may choose.
For the avoidance of doubt, in all events the Committed Covered Company Shares shall be deemed to be “Covered Company Shares” for purposes of this Agreement.
(c)   Any vote required to be cast or consent required to be executed pursuant to this Section 2.1 shall be cast or executed in accordance with the applicable procedures relating thereto so as to ensure that it is duly counted for purposes of determining whether a quorum is present (if applicable) and for purposes of recording the results of the vote or consent.
Section 2.2   Grant of Irrevocable Proxy.   Each of the Stockholders hereby appoint as its proxy and attorney-in-fact Parent, and any executive officer of Parent designated by Parent in writing, each of them individually, with full power of substitution and re-substitution, to the fullest extent of the Stockholder’s rights with respect to the Covered Company Shares, effective as of and for the duration of the Term, to attend any meeting of the Company Stockholders on behalf of such Stockholder or otherwise cause all of the Covered Company Shares to be counted as present thereat for purposes of establishing a quorum, to vote (or execute written consents, if applicable) with respect to the Covered Company Shares solely as required pursuant to Section 2.1, and in each case, solely in the event of a failure by the Stockholder to act in accordance with Section 2.1 . The proxy granted by each of the Stockholders under this Agreement shall be irrevocable during the Term and shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy. Each of the Stockholders (a) will take such further action or execute such other instruments to the extent necessary to effectuate the intent of such proxy and this Section 2.2, (b) hereby represents that any proxies heretofore given in respect of the Covered Company Shares, if any, are revocable and (c) hereby revokes any proxy previously granted by the Stockholder with respect to any Covered Company Shares. The power of attorney granted by the Stockholder under this Section 2.2 is a durable power of attorney and the irrevocable proxy and power of attorney granted by this Section 2.2 shall survive the bankruptcy and the dissolution, cancellation, termination, liquidation or winding up of the Stockholder. During the Term, the Stockholder shall not directly or indirectly grant any Person any proxy (revocable or irrevocable), power of attorney or other authorization or enter into any voting agreement or voting arrangement (including any voting trust) with respect to any of such Stockholder’s Covered Company Shares that are inconsistent with such Stockholder’s obligations hereunder or have the effect of preventing or materially impeding such Stockholder from performing its obligations under this Agreement. Parent may terminate this proxy with respect to any of the Stockholders at any time at its sole election by written notice provided to such Stockholder. For the avoidance of doubt, the proxy granted by each of the Stockholders under this Agreement automatically shall terminate and expire upon the termination of this Agreement and also shall expire and terminate with respect to the shares of Company Common Stock referred to in Section 2.1 (b)(ii) hereof in the event of a Company Change of Recommendation in accordance with the terms of the Merger Agreement.
ARTICLE III
OTHER COVENANTS
Section 3.1   No Solicitation.   Each Stockholder agrees to comply with the obligations applicable to the Company pursuant to Section 6.3 of the Merger Agreement as if it were a party thereto and such provisions applied to the Stockholder mutatis mutandis. For the avoidance of doubt, solely to the extent the Company is permitted to take actions pursuant to the exceptions set forth in Section 6.3 of the Merger Agreement, the Stockholders likewise shall be permitted to take such actions.
Section 3.2   Directors and Officers.   Notwithstanding any provision of this Agreement to the contrary but without limiting any provision of the Merger Agreement, this Agreement shall apply to each Stockholder solely in such Stockholder’s capacity as a holder of Covered Company Shares and/or other Company Common Stock and not in such Stockholder’s or any partner, officer, employee or Affiliate of such Stockholder’s capacity as a director, officer or employee of the Company or any of its Subsidiaries or in such Stockholder’s or any partner, officer, employee or Affiliate of such Stockholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Notwithstanding any provision of this Agreement to the contrary but without limiting any provision of the Merger Agreement, nothing in this Agreement shall (or require such Stockholder or any partner, officer, employee or Affiliate of such Stockholder to attempt to) limit or restrict any actions or omissions of any such Person in his or her capacity as a director and/or officer of the Company or any of its Subsidiaries or from fulfilling the duties and obligations of such office, including in the exercise of his or her fiduciary duties as a director and/or officer of the Company or any of its Subsidiaries, or in his or her capacity as a trustee or fiduciary of any employee benefit plan or trust or prevent or be construed to create any obligation on the part of any director and/or officer of the Company or any of its Subsidiaries or any trustee or fiduciary of any employee benefit plan or trust from taking any action in his or her capacity as such director, officer, trustee and/or fiduciary.
Section 3.3   Stock Dividends, Distributions, Etc.   In the event of a stock split, reverse stock split, stock dividend or distribution, or any change in Company Common Stock by reason of any recapitalization, combination, reclassification, exchange of shares or similar transaction, the terms “Existing Shares,” “Covered Company Shares,” and “Committed Covered Company Shares” shall be deemed to refer to and include all such stock dividends and distributions and any Company securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.
Section 3.4   No Transfers.   Subject to the provisions of Section 2.1(b)(ii), each Stockholder hereby covenants and agrees that between the date hereof and the termination hereof in accordance herewith, such Stockholder will not Transfer any Covered Company Shares. Notwithstanding the foregoing, in connection with any Transfer not involving or relating to any Company Competing Proposal, such Stockholder may Transfer any or all of its Covered Company Shares (i) pursuant to a margin loan or swap/hedge, provided that, in connection therewith the Stockholders retain their right to vote all of the Covered Company Shares subject to those arrangements in accordance with the provisions of this Agreement, or (ii) to any Subsidiary or controlled Affiliate of the Stockholder; provided, however, that in the case of clause (ii), prior to and as a condition to the effectiveness of such Transfer, each Person to which any of such Covered Company Shares or any interest in any of such Covered Company Shares is Transferred shall have executed and delivered to Parent and Merger Subs a counterpart to this Agreement pursuant to which such Person shall be bound by all of the terms and provisions hereof. For the avoidance of doubt, no Transfer of Covered Company Shares shall relieve any Stockholder of its obligations under Section 2.1 so long as such

Stockholder remains entitled to vote such Covered Company Shares thereon or consent thereto. If any involuntary Transfer of any of the Covered Company Shares shall occur (including a sale by Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall take and hold such Covered Company Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect for the Term.
Section 3.5   Disclosure.   Section 3.6 Each Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission (the “SEC”), Nasdaq or any other national securities exchange and, to the extent required by applicable Laws, the Proxy Statement (including all documents and schedules filed with the SEC in connection therewith) and any other required filings under the Securities Act or the Exchange Act or otherwise required by Law, its identity and ownership of the Covered Company Shares and the nature of its commitments, arrangements and understandings under this Agreement; provided, however, that each Stockholder shall be given a reasonable opportunity to review and comment upon any such announcement or disclosure required by the SEC.
Section 3.7   Public Statements.   Each Stockholder hereby agrees that it shall not, and shall not permit any of its Subsidiaries or controlled Affiliates to, or authorize or permit any director, officer, trustee, employee or partner of such Person or any of its Subsidiaries or Affiliates or any Representative thereof to, directly or indirectly, issue any press release or make any other public statement with respect to the Merger Agreement, this Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement or by this Agreement that is inconsistent with the transactions contemplated by this Agreement or the Merger Agreement. Notwithstanding the foregoing, the provisions of this Section 3.7 shall not apply from and after such time as there is a Company Change of Recommendation.
Section 3.8   Support.   Each Stockholder shall use its reasonable best efforts to provide assistance to Parent, Merger Subs and the Company by supplying and providing complete and accurate information to, and as reasonably requested by, Parent, Merger Subs, the Company or any Governmental Entity or other Person in connection with the making of any filings to or with, or obtaining any consent of, any Governmental Entity with respect to the Merger Agreement or the Merger.
Section 3.9   Appraisal Rights.   Each Stockholder irrevocably and unconditionally agrees not to exercise any rights of appraisal or any dissenters’ rights that such Stockholder may have (whether under applicable Law or otherwise) or could potentially have or acquire in connection with the Merger, and such Stockholder hereby irrevocably and unconditionally waives any such rights of appraisal or rights to dissent that the Stockholder may have under applicable Law.
Section 3.10   Exchange.   Each Stockholder and the Company hereby agree to take all actions necessary to exchange all of the Holdings Units (and a corresponding number of shares of Company Class B Common Stock) Beneficially Owned by such Stockholder for an equivalent number of shares of Company Class A Common Stock, immediately prior to the Effective Time, as contemplated by Section 3.2 of the Merger Agreement.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
Each Stockholder, severally and not jointly, represents and warrants to Parent and Merger Subs as to itself as follows, in each case, as of the date hereof:
Section 4.1   Qualification and Organization.   Such Stockholder is duly organized, validly existing and in good standing under the Laws of the state of its jurisdiction of incorporation, formation or organization, as applicable. Such Stockholder has all requisite entity power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power and authority would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement. Such Stockholder is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement.
Section 4.2   Authority Relative to this Agreement; No Violation.
(a)   Such Stockholder has all requisite entity power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the governing body of such Stockholder and no other entity proceedings on the part of such Stockholder are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Subs, constitutes the legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to Creditors’ Rights.
(b)   No authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by such Stockholder of the transactions contemplated hereby. Nothing herein shall preclude a Stockholder from making such filings as are required by applicable Law in connection with the entering into of this Agreement, including an amendment to any Schedule 13D or Schedule 13G previously filed by a Stockholder with the SEC.
(c)   The execution and delivery by such Stockholder of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, (i) (1) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, acceleration or put right of any material obligation or to the loss of a material benefit under any Contract or agreement to which such Stockholder is a party or (2) result in the creation of any Liens upon any of the properties or assets of such Stockholder, (ii) if applicable, conflict with or result in any material violation of any provision of the Organizational Documents, in each case as amended or restated, of such Stockholder or (iii) conflict with or materially violate any applicable Law, other than, in the case of clauses (i) and (iii), any such material violation, conflict, default, termination, cancellation, acceleration, right, loss or Lien that would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement.
Section 4.3   Ownership of Shares.   Such Stockholder Beneficially Owns the Existing Shares and the Holdings Units set forth opposite such Stockholder’s name on Exhibit A, free and clear of any Liens, and free of any other limitation or restriction (including any limitation or restriction on the right to vote, sell or Transfer the Existing Shares) other than this Agreement and any limitations or restrictions imposed under applicable securities Laws. The Existing Shares set forth opposite such Stockholder’s name on Exhibit A constitute all of the shares of Company Common Stock, and all of the Covered Company Shares, in each case, Beneficially Owned by such Stockholder as of the date hereof. The Holdings Units set forth opposite such Stockholder’s name on Exhibit A constitute all of the limited liability company interests in Holdings Beneficially Owned by such Stockholder as of the date hereof. As of the date hereof, the Stockholder does not Beneficially Own any shares of capital stock or other securities of Parent. Stockholder has not entered into or agreed to enter into any option, call, put, derivative, hedging, swap, forward or other similar arrangement in respect of Covered Company Shares or Holdings Unit, and has no agreement, arrangement or understanding with respect to any of the foregoing.
Section 4.4   Investigation; Litigation.   To the knowledge of such Stockholder, (a) there is no investigation or review pending or threatened by any Governmental Entity, (b) there are no Actions pending or threatened by or before any Governmental Entity against such Stockholder or any of its properties or assets and (c) there are no orders of any Governmental Entity outstanding binding on such Stockholder or any of its respective properties or assets, in each case, that would reasonably be expected to have, individually or in the aggregate, a material adverse effect on such Stockholder’s ability to perform and comply with its covenants and agreements under this Agreement.

ARTICLE V
TERMINATION
Section 5.1   Termination.   This Agreement shall terminate upon the earliest to occur of the following (the date of such termination date, the “Termination Date”) (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, and (c) an amendment to the Merger Agreement without the prior written consent of each Stockholder that (i) reduces the Merger Consideration, on a per share of Company Class A Common Stock basis, or, (ii) changes the form of consideration payable in the Merger to the holders of Company Class A Common Stock (each amendment in clause (i) and (ii), a “Fundamental Amendment”) or (d) the mutual written consent of the Parties. In the event of any such termination hereof, the obligations of the Parties under this Agreement shall terminate and there shall be no liability on the part of any Party with respect to this Agreement; provided, however, that (i) this Article V and Article VI shall survive any such termination and each remain in full force and effect and (ii) no Party shall be relieved or released from any liability or damages arising from a Willful and Material Breach of any provision hereof arising prior to such termination. If the Stockholders do not exercise the termination right described above with respect to a Fundamental Amendment within five (5) Business Days following the date the Stockholder is notified that a Fundamental Amendment has been effected, then this Agreement shall give effect to any modified terms incorporated from the Merger Agreement and, except as so modified, shall continue in full force and effect with respect to the Stockholders.
ARTICLE VI
MISCELLANEOUS
Section 6.1    No Ownership Interest.   Nothing herein shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Company Shares. Except as otherwise provided herein, all rights, ownership and economic benefits of and relating to the Covered Company Shares shall remain vested in and belong to the Stockholders, and Parent shall have no authority to direct the Stockholders in the voting or disposition of any of the Covered Company Shares.
Section 6.2   Amendment and Modification.   This Agreement may be amended, changed or supplemented in any and all respects, whether before or after obtainment of the Company Stockholder Approval, only by the written agreement of Parties.
Section 6.3   Extension; Waiver.   At any time prior to the Effective Time, each Party may (a) extend the time for the performance of any obligation or other act of the other Parties, (b) waive any inaccuracies in the representations and warranties hereunder of the other Parties or (c) waive compliance with any covenant or agreement hereunder of the other Parties; provided that any such extension or waiver shall be set forth in an instrument in writing signed on behalf of such extending or waiving Party. The failure of any Party to assert any of its rights hereunder or otherwise shall not be a waiver of such rights, and no single or partial exercise by any Party of any of its rights hereunder shall preclude any other or further exercise of such rights or any other rights hereunder.
Section 6.4   Notices.   All notices and other communications hereunder shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt by non-automatic means, whether electronic or otherwise), (b) when sent by email (with written confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party under this provision):
(a)
if to Parent or Merger Subs, to:

Chesapeake Energy Corporation
6100 North Western Ave.
Oklahoma City, Oklahoma 73118
Attention:
Benjamin E. Russ

E-mail:
ben.russ@chk.com

with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, Texas 77002
Attention:
William N. Finnegan IV, Kevin M. Richardson

Email:
bill.finnegan@lw.com; kevin.richardson@lw.com

(b)
If to any Stockholder, to:

Blackstone Inc.
345 Park Avenue
New York, New York 10154
Attention:
Angelo Acconcia

Email:
acconcia@blackstone.com

with a copy to (which shall not constitute notice):
Weil, Gotshal & Manges LLP
767 5th Avenue
New York, NY 10153
Attention:
Raymond O. Gietz

Facsimile:
(212) 310-8007

Email:
raymond.gietz@weil.com

and
Weil, Gotshal & Manges LLP
700 Louisiana Street, Suite 1700
Houston, TX 77002
Attention:
Jeffery K. Malonson

Facsimile:
(713) 546-5050

Email:
jeff.malonson@weil.com

(c)
If to the Company, to:

Vine Energy Inc.
5800 Granite Parkway, Suite 550
Plano, TX 75024
Attention:
Eric D. Marsh

Email:
emarsh1@vineenergy.com

with a copy to (which shall not constitute notice):
with a required copy to (which copy shall not constitute notice):
Kirkland & Ellis LLP
609 Main Street, Suite 4700
Houston, Texas 77002
Attention:
Andrew Calder, P.C.
Douglas E. Bacon, P.C.
William J. Benitez, P.C.

E-mail:
andrew.calder@kirkland.com
doug.bacon@kirkland.com
wbenitez@kirkland.com

Section 6.5   Counterparts.   This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall be one (1) and the same instrument. Delivery of an executed counterpart hereof by facsimile or other electronic transmission (including email or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) shall be effective as delivery of an original counterpart hereof.
Section 6.6   Entire Agreement; Third-Party Beneficiaries.   This Agreement (including the exhibit hereto) (a) is the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the Parties related to the subject matter hereof and thereof and (b) is not intended to confer any rights, benefits, remedies or liabilities on any Person other than the Parties and their respective successors and permitted assigns.
Section 6.7   Severability.   If any term, provision, covenant or restriction hereof is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions hereof shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.
Section 6.8   Assignment.   Neither this Agreement nor any of the rights, interests, covenants or agreements hereunder shall be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding on, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.
Section 6.9   Applicable Law; Jurisdiction; WAIVER OF JURY TRIAL.   This Agreement, and all Actions and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), that may be based on this Agreement, arise out of this Agreement or relate hereto or to the Merger, the other transactions contemplated hereby or the negotiation, execution, performance or subject matter hereof, shall be governed by the Laws of the State of Delaware applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of law. For any Action or cause of action that may be based on this Agreement, arise out of this Agreement or relate hereto or to the Merger, the other transactions contemplated hereby or the negotiation, execution, performance or subject matter hereof, each Party (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the U.S. District Court for the District of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware, (ii) agrees that all such Actions and causes of action shall be heard and determined exclusively under the foregoing clause (i), (iii) waives any objection to laying venue in any such Actions or cause of action in such courts, (iv) waives any objection that any such court is an inconvenient forum or does not have jurisdiction over any Party and (v) agrees that service of process upon such Party in any such Action or cause of action shall be effective if such process is given as a notice under Section 6.4. EACH PARTY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR CAUSE OF ACTION THAT MAY BE BASED ON THIS AGREEMENT, ARISE OUT OF THIS AGREEMENT OR RELATE HERETO OR TO THE MERGER, THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THE NEGOTIATION, EXECUTION, PERFORMANCE OR SUBJECT MATTER HEREOF.
Section 6.10   Remedies.
(a)   The Parties acknowledge and agree that irreparable damage would occur in the event that any provision hereof was not performed under their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination hereof under Article VI, the Parties shall be entitled to an injunction or injunctions to prevent breaches hereof and to enforce specifically the performance of terms and provisions hereof, without proof of actual damages (and each Party waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert (i) that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason or (ii) that a remedy of monetary damages would provide an adequate remedy for any such breach.
(b)   For the avoidance of doubt, in no event shall the exercise of a Party’s right to seek specific performance pursuant to this Section 6.10 reduce, restrict or otherwise limit such Party’s right to terminate this Agreement pursuant to Section 5.1 or pursue all applicable remedies at Law to the extent not limited hereby.
Section 6.11   Headings.   Headings of the Articles and Sections hereof are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever.
Section 6.12   No Strict Construction. The Parties have been represented by counsel during the negotiation and execution hereof and, therefore, waive the application of any applicable Law, holding or rule of construction providing that ambiguities in a Contract or other document shall be construed against the Party drafting such Contract or document. Each Party has participated in the drafting and negotiation hereof. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions hereof.
Section 6.13   Exhibit.   The Exhibit hereto is incorporated and made a part hereof and is an integral part hereof.
Section 6.14   Expenses.   All fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses.
Section 6.15   Non-Recourse.   This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance hereof may only be made against the entities that are expressly identified as a Party and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or Affiliates of any Party or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate (other than the Stockholders) of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any Party against the other Parties, in no event shall any Party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach hereof against, or seek to recover monetary damages from, any Non-Recourse Party.
Section 6.16    Stockholder Related Parties.   None of the provisions of this Agreement shall in any way limit the activities of Blackstone Inc. or any of its affiliates (other than the affiliate of Blackstone Inc. that is a Stockholder and a party to this Agreement (the “Blackstone Stockholder”)); provided, however, that it will be considered a breach of this Agreement if any affiliate of the Blackstone Stockholder takes any action at the direction or instruction of the Blackstone Stockholder that would be a breach of this Agreement if such action was taken directly by the Blackstone Stockholder.
[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement, as of the date first written above.
CHESAPEAKE ENERGY CORPORATION
By:
/s/Benjamin E. Russ

Name:
Benjamin E. Russ

Title:
Executive Vice President,
General Counsel

HANNIBAL MERGER SUB, INC.
By:
/s/Benjamin E. Russ

Name:
Benjamin E. Russ

Title:
Executive Vice President,
General Counsel

HANNIBAL MERGER SUB, LLC
By:
/s/Benjamin E. Russ

Name:
Benjamin E. Russ

Title:
Executive Vice President,
General Counsel

[Signature Page to Merger Support Agreement]

VINE ENERGY INC.
By:
/s/ Eric D. Marsh

Name:
Eric D. Marsh

Title:
President and Chief Executive
Officer

[Signature Page to Merger Support Agreement]

BRIX INVESTMENT LLC
By:
/s/ Angelo Acconcia

Name:
Angelo Acconcia

Title:
President

BRIX INVESTMENT II LLC
By:
/s/ Angelo Acconcia

Name:
Angelo Acconcia

Title:
President

HARVEST INVESTMENT LLC
By:
/s/ Angelo Acconcia

Name:
Angelo Acconcia

Title:
President

HARVEST INVESTMENT II LLC
By:
/s/ Angelo Acconcia

Name:
Angelo Acconcia

Title:
President

VINE INVESTMENT LLC
By:
/s/ Angelo Acconcia

Name:
Angelo Acconcia

Title:
President

VINE INVESTMENT II LLC
By:
/s/ Angelo Acconcia

Name:
Angelo Acconcia

Title:
President

[Signature Page to Merger Support Agreement]

EXHIBIT A
Name	Shares of Company Class A Common Stock
Vine Investment LLC	1,551,334 shares owned directly
Harvest Investment LLC	22,825 shares owned directly
Brix Investment LLC	1,479,897 shares owned directly
Vine Investment II LLC	10,312,823 shares owned directly
Harvest Investment II LLC	104,547 shares owned directly
Brix Investment II LLC	7,129,295 shares owned directly
Name	Shares of Company Class B Shares
Vine Investment LLC	17,387,012 shares owned directly
Harvest Investment LLC	242,663 shares owned directly
Brix Investment LLC	16,588,860 shares owned directly
Name	Holdings Units
Vine Investment LLC	17,387,012 Holdings Units owned directly
Harvest Investment LLC	242,663 Holdings Units owned directly
Brix Investment LLC	16,588,860 Holdings Units owned directly

Annex C
CONFIDENTIAL
August 10, 2021
The Board of Directors of Vine Energy Inc.
5800 Granite Parkway Suite 550
Plano, TX 75024
Dear Board of Directors:
We understand that Chesapeake Energy Corporation (the “Acquiror”), Hannibal Merger Sub, Inc., a wholly-owned subsidiary of the Acquiror (the “Sub Inc.”), Hannibal Merger Sub, LLC, a wholly-owned subsidiary of the Acquiror (the “Sub LLC”), Vine Energy, Inc. (the “Company”) and Vine Energy Holdings LLC, a Delaware limited liability company (“Holdings”), propose to enter into the Agreement (defined below) pursuant to which, among other things, the Sub Inc. will be merged with and into the Company and subsequently the Company will be merged with and into the Sub LLC (the “Transaction”) and that, in connection with the Transaction, (a) each outstanding share of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Company will be converted into the right to receive (i) 0.2486 shares of common stock, par value $0.01 per share (“Acquiror Common Stock”), of the Acquiror (such number of shares, the “Stock Consideration”) and (ii) $1.20 in cash (such cash amount, the “Cash Consideration” and, together with the Stock Consideration, the “Consideration”), and (b) the Sub LLC will survive the second merger as a wholly-owned subsidiary of the Acquiror. We understand that in connection with the Transaction, each Class B common unit of Holdings (“Class B Unit”), and each corresponding share of Class B common stock, par value $0.01 per share, of the Company (“Class B Common Stock”), issued and outstanding will be cancelled and exchanged on a one-for-one basis for Class A Common Stock immediately prior to the Transaction, and the Tax Receivable Agreement, dated as of March 17, 2021, by and among the Company and certain members of Holdings (the “TRA”) will be terminated immediately prior to the Transaction without payment. “Excluded Persons” shall be defined as the Company and its subsidiaries and the Acquiror and its affiliates.
The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the holders of Class A Common Stock (other than the Excluded Persons) in the Transaction is fair to such holders from a financial point of view.
In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
1.
reviewed the following agreements and documents:

a.
Execution version dated August 10, 2021 of the Agreement and Plan of Merger (the “Agreement”), by and among Acquiror, the Sub Inc., the Sub LLC, the Company and Holdings;

b.
Execution version dated August 10, 2021 of the Tax Receivable Agreement Amendment, by and among the Company and certain members of Holdings (the “TRA Amendment”); and

The Board of Directors of Vine Energy Inc.
August 10, 2021
c.
Execution version dated August 10, 2021 of the Merger Support Agreement, by and among the Company, the Acquiror and certain stockholders of the Company.

2.
reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant, including certain publicly available research analyst estimates with respect to the future financial performance of the Company and the Acquiror;

3.
reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and the Acquiror made available to us by the Company, including (a) with respect to the Company, (i) certain financial projections relating to the Company for the fiscal years ending 2021 through 2025, and (ii) certain reserve estimates for natural gas by reserve category, associated risking and production volume (the “Company Reserve Information”), in each case prepared by management of the Company, and (b) with respect to the Acquiror, (i) certain financial projections relating to the Acquiror for the fiscal years ending 2021 through 2025, and (ii) certain reserve estimates for oil, natural gas and natural gas liquids, in each case, by reserve category, associated risking and production volume (the “Acquiror Reserve Information” and together with the Company Reserve Information, the “Reserve Information”), in each case, as provided by the management of the Acquiror and, as adjusted by the management of the Company, and (c) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the Transaction, all as prepared by the management of the Company (the “Synergies”);

4.
reviewed certain publicly available market data regarding future oil and natural gas commodity pricing based on (a) New York Mercantile Exchange Strip pricing and (b) Wall Street research analyst consensus pricing estimates;

5.
spoken with certain members of the management of the Company and the Acquiror and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and the Acquiror, including the Reserve Information, the Transaction and related matters;

6.
compared the financial and operating performance of the Company and the Acquiror with that of other public companies that we deemed to be relevant;

7.
considered publicly available financial terms of certain transactions that we deemed to be relevant;

8.
reviewed the current and historical market prices and trading volume for certain of the Company’s and the Acquiror’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant;

9.
reviewed certain potential pro forma financial effects of the Transaction on the Company; and

10.
conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that each of (a) the financial projections (and adjustments thereto), (b) the Reserve Information , and (c) the current reserve estimates of each of the Company and the Acquiror reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and the Acquiror and the other matters covered thereby, and we express no opinion with respect to such projections, estimates or assumptions on which they are based. Furthermore, upon the advice of the management of the Company, we have assumed that the estimated Synergies reviewed by us have been reasonably prepared in good faith on

The Board of Directors of Vine Energy Inc.
August 10, 2021
bases reflecting the best currently available estimates and judgments of the management of the Company and that the Synergies will be realized in the amounts and the time periods indicated thereby, and we express no opinion with respect to such Synergies or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the respective dates of the most recent financial statements and other information, financial or otherwise (including the Reserve Information), provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.
We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in item 1 above and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the all such agreements and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in such other agreements and such other related documents and instruments, without any amendments or modifications thereto. We have also assumed, with the consent of the Company, that the Transaction will qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Acquiror, or otherwise have an effect on the Transaction, the Company or any expected benefits of the Transaction that would be material to our analyses or this Opinion.
Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation, other than the Reserve Information. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We do not conduct or provide geological, environmental or other technical assessments and are not experts in the evaluation of oil, natural gas, or natural gas liquids reserves or properties and we express no view or opinion as to reserve quantities, or the exploration, development or production (including, without limitation, as to the feasibility or timing thereof), of any oil, natural gas or natural gas liquids properties of either of the Company or the Acquiror. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.
We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of the Company or any other party, or any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the Class A Common Stock (or the Acquiror Common Stock) actually will be when exchanged or issued, respectively, pursuant to the Transaction or the price or range of prices at which the Class A Common Stock or the Acquiror Common Stock may be purchased or

The Board of Directors of Vine Energy Inc.
August 10, 2021
sold, or otherwise be transferable, at any time. We have assumed that the Acquiror Common Stock to be issued in the Transaction to the holders of Class A Common Stock will be listed on the NASDAQ Global Select Market.
This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to, or whether to tender shares in connection with, the Transaction or otherwise.
In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.
Houlihan Lokey has in the past provided financial advisory services to certain lenders of the Acquiror in connection with the Acquiror’s chapter 11 restructuring, which was completed in February 2021, and Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing investment banking, financial advisory and/or other financial or consulting services to The Blackstone Group, Inc. (“Blackstone”), or one or more security holders or affiliates of, and/or portfolio companies of investment funds affiliated or associated with, Blackstone (collectively, with Blackstone, the “Blackstone Group”), for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, (i) having acted as financial advisor to an affiliate of Blackstone as a lender to One Call Corp. in connection with a recapitalization transaction, which was completed in October 2019, and (ii) having acted as financial advisor to Stearns Holdings, LLC, then a member of the Blackstone Group, in connection with its sale transaction, which closed in March 2021. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Acquiror, members of the Blackstone Group, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Blackstone, other participants in the Transaction or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with members of the Blackstone Group, other participants in the Transaction or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, members of the Blackstone Group, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.
Houlihan Lokey will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.
We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to or entered into or amended in connection with the Transaction, or the form, structure or any other portion or aspect of, the Transaction (including the TRA or the TRA Amendment ) or otherwise (other than the Consideration to the extent expressly

The Board of Directors of Vine Energy Inc.
August 10, 2021
specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders (including Company management or any controlling shareholders) or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, the Acquiror, their security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, the Acquiror or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. We express no opinion with respect to the treatment of the Class B Units or the corresponding shares of Class B Common Stock pursuant the Agreement or otherwise. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company, the Acquiror and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.
Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Class A Common Stock (other than the Excluded Persons) in the Transaction is fair to such holders from a financial point of view.
Very truly yours,
HOULIHAN LOKEY CAPITAL, INC.

ANNEX D
§ 262. Appraisal rights.
(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.
(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:
(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251 (f) of this title.
(2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:
a.   Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;
b.   Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.   Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.   Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs(b)(2)a., b. and c. of this section.
(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.
(4)   [Repealed.]
(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d) , (e), and (g) of this section, shall apply as nearly as is practicable.
(d)   Appraisal rights shall be perfected as follows:
(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or
(2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or§ 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notic. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.
(f)   Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.
(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.
(i)   The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.
(j)   The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.
(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.
(l)   The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX E
Filed pursuant to Rule 424(b)(4)
Registration No. 333-253366
PROSPECTUS
21,500,000 Shares
Vine Energy Inc.
Class A Common Stock
This is the initial public offering of the common stock of Vine Energy Inc., a Delaware corporation. We are offering 21,500,000 shares of our Class A common stock. Prior to this offering, there has been no public market for our Class A common stock.
We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “VEI.”
The initial public offering price per share of the Class A common stock is $14.00.
The Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles agreed to purchase in this offering an aggregate of 4,285,714 shares of Class A Common Stock at the price to the public. The underwriters will not receive any underwriting discounts or commissions on any such sold shares. The number of shares available for sale to the general public was reduced by such purchases. See “Underwriting (Conflicts of Interest).”
Holders of shares of our Class A common stock and Class B common stock are entitled to one vote for each share of Class A common stock and Class B common stock, respectively, held of record on all matters on which stockholders are entitled to vote generally. See “Description of Capital Stock.”
After the completion of this offering, affiliates of The Blackstone Group L.P. will beneficially own approximately 76.1% of the combined voting power of our Class A and Class B common stock. As a result, we will be a “controlled company” within the meaning of the New York Stock Exchange rules. See “Management — Status as a Controlled Company.”
Investing in our Class A common stock involves risks, including those described under “Risk Factors” beginning on page 30 of this prospectus.
	Per share	Total
Price to the public	$14.00	$301,000,000
Underwriting discounts and commissions(1)	$0.70	$15,050,000
Proceeds to us (before expenses)	$13.30	$285,950,000

(1)
Reflects the purchase by the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles of an aggregate of 4,285,714 shares of Class A Common Stock in this offering, for which the underwriters will not receive any underwriting discounts or commissions. Furthermore, the underwriters will also be reimbursed for certain expenses incurred in the offering. “Underwriting (Conflicts of Interest)” contains additional information regarding underwriter compensation.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. “Risk Factors” and “Prospectus Summary — Emerging Growth Company Status” contain additional information about our status as an emerging growth company.
We have granted the underwriters the option to purchase up to 3,225,000 additional shares of Class A common stock on the same terms and conditions set forth above if the underwriters sell more than 21,500,000 shares of Class A common stock in this offering.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares on or about March 22, 2021.

Citigroup	Credit Suisse	Morgan Stanley

Barclays	BofA Securities	RBC Capital Markets
Blackstone
Capital One Securities	KeyBanc Capital Markets	MUFG
CastleOak Securities, L.P.	Drexel Hamilton	Ramirez & Co., Inc.	Stern
Prospectus dated March 17, 2021

Cutaway view showing co-development of the Haynesville and overlying Mid-Bossier. Multiple wells are drilled from each surface location to increase drilling efficiency and the laterals are spaced to optimize recovery.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or to the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date. We will update this prospectus as required by law, including with respect to any material change affecting us or our business prior to the completion of this offering.
This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” contain additional information regarding these risks.
Through and including April 11, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

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Commonly Used Defined Terms
As used in this prospectus, unless the context indicates or otherwise requires, the terms listed below have the following meanings:
•
“8.75% Notes” means the 8.75% Senior Notes due 2023 issued by Vine Oil & Gas LP and Vine Oil & Gas Finance Corp. pursuant to that certain indenture dated as of October 18, 2017, by and among Vine Oil & Gas LP, Vine Oil & Gas Finance Corp., the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee;

•
“9.75% Notes” means the 9.75% Senior Notes due 2023 issued by Vine Oil & Gas LP and Vine Oil & Gas Finance Corp. pursuant to that certain indenture dated as of October 3, 2018, by and among Vine Oil & Gas LP, Vine Oil & Gas Finance Corp., the subsidiary guarantors named therein and Wilmington Trust, National Association, as trustee;

•
“Blackstone” refers, collectively, to investment funds affiliated with or managed by The Blackstone Group L.P.;

•
“Blocker Entities” refers to the entities that are taxable as corporations for U.S. federal income tax purposes through which certain of the Existing Owners indirectly hold LLC Interests;

•
“Brix” refers to Brix Oil & Gas Holdings LP and its consolidated subsidiaries;

•
“Brix Companies” refers to Brix and Harvest on a combined basis as acquired by Vine Oil & Gas prior to the IPO;

•
“Brix Credit Facility” refers to that certain Senior Secured Credit Agreement dated as of March 20, 2018 by and among Brix Operating LLC, the lenders from time to time party thereto, and Macquarie Investments US Inc., as administrative agent, as amended from time to time;

•
“Brix GP” refers to Brix Oil & Gas Holdings GP LLC;

•
“Brix Investment” refers to Brix Investment LLC, a Delaware limited liability company formed by certain Existing Owners of Brix to hold equity interests in us following the corporate reorganization;

•
“Brix Investment II” refers to Brix Investment II LLC, a Delaware limited liability company formed by certain Existing Owners of Brix to hold equity interests in us following the corporate reorganization;

•
“Existing Owners” refers, collectively, to Blackstone and the Management Members that directly and indirectly own equity interests in Vine Oil & Gas, Brix and Harvest prior to the completion of our corporate reorganization and in us indirectly through the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles as of and following the completion of our corporate reorganization;

•
“GAAP” means generally accepted accounting principles in the United States;

•
“GEP” means GEP Haynesville, LLC, a subsidiary of GeoSouthern Energy Corp.;

•
“Harvest” means Harvest Royalties Holdings LP and its consolidated subsidiaries;

•
“Harvest GP” means Harvest Royalties Holdings GP LLC;

•
“Harvest Investment” refers to Harvest Investment LLC, a Delaware limited liability company formed by certain Existing Owners of Harvest to hold equity interests in us following the corporate reorganization;

•
“Harvest Investment II” refers to Harvest Investment II LLC, a Delaware limited liability company formed by certain Existing Owners of Harvest to hold equity interests in us following the corporate reorganization;

•
“IPO” means the initial public offering of the common stock of Vine Energy Inc.;

•
“JOA” means the Definitive Agreement for the Division of Operatorship for Blacksmith — Magnolia Area of Interest, dated November 1, 2012;

•
“Levered free cash flow” means a non-GAAP financial measure, defined as the amount of money the company has remaining after paying its financial obligations related to investing activities prior

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to considering any funds received from or paid for financing activities and calculated as net cash provided by operating activities less net cash used in investing activities;
•
“Management Member” refers to our individual officers and employees who, together with Blackstone, held equity in Vine Oil & Gas, Brix or Harvest immediately prior to the corporate reorganization;

•
“RBL” means Vine Oil & Gas LP’s revolving credit facility, dated as of November 25, 2014, by and among Vine Oil & Gas LP, HSBC Bank USA, National Association, as Administrative Agent, Collateral Agent, Swingline Lender and as Issuing Bank and the banks, financial institutions and other lending institutions from time to time party thereto, as amended;

•
“Second Lien Credit Agreement” means that certain credit agreement entered into in December 2020 with Morgan Stanley Senior Funding, Inc. as administrative agent and collateral agent, and certain other banks, financial institutions and other lending institutions from time to time party thereto, pursuant to which we were provided with the Second Lien Term Loan;

•
“Second Lien Term Loan” means Vine Oil & Gas LP’s $150 million second lien term loan facility, dated as of December 30, 2020, by and among Vine Oil & Gas LP, Morgan Stanley Senior Funding, Inc., as administrative agent and collateral agent, and the several lenders party thereto, issued at 97.25% of face value on December 30, 2020;

•
“Shell” means affiliates of Royal Dutch Shell plc;

•
“Shell Acquisition” means the acquisition of natural gas properties in the Haynesville Basin of Northwest Louisiana in November 2014 from affiliates of Shell;

•
“Superpriority Facility” means Vine Oil & Gas LP’s superpriority facility, dated as of February 7, 2017, by and among Vine Oil & Gas LP, HSBC Bank USA, National Association, as Administrative Agent, Swingline Lender and as Issuing Bank and the banks, financial institutions and other lending institutions from time to time party thereto, as amended;

•
“Tax Receivable Agreement” means that tax receivable agreement to be entered into in connection with the closing of this offering, by and among Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II, Harvest Investment II, Vine Holdings, Vine Energy and certain others from time to time a party thereto;

•
“Third Lien Credit Agreement” means that certain credit agreement entered into in December 2019 with Blackstone Holdings Finance Co LLC, as administrative agent and collateral agent and certain other banks, financial institutions and other lending institutions from time to time party thereto;

•
“VEH LLC Agreement” means the amended and restated limited liability company agreement of Vine Holdings;

•
“Vine,” “we,” “us,” “our” or the “company” or other like terms, prior to the corporate reorganization described in this prospectus (unless otherwise disclosed), refer collectively to Vine Oil & Gas, Brix and Harvest on a combined basis and together with their consolidated subsidiaries, and following the corporate reorganization described in this prospectus, to Vine Energy;

•
“Vine Energy” refers to Vine Energy Inc. and its consolidated subsidiaries (including, for the avoidance of doubt, the Blocker Entities following the corporate reorganization), unless otherwise required by context;

•
“Vine Energy Investment Vehicles” refers to Vine Investment, Brix Investment and Harvest Investment, collectively;

•
“Vine Energy Investment II Vehicles” refers to Vine Investment II, Brix Investment II and Harvest Investment II, collectively;

•
“Vine Holdings” refers to Vine Energy Holdings LLC;

•
“Vine Investment” refers to Vine Investment LLC, a Delaware limited liability company formed by certain Existing Owners to hold equity interests in us following the corporate reorganization;

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•
“Vine Investment II” refers to Vine Investment II LLC, a Delaware limited liability company formed by certain Existing Owners to hold equity interests in us following the corporate reorganization;

•
“Vine Oil & Gas” refers to Vine Oil & Gas Parent LP and its consolidated subsidiaries;

•
“Vine Oil & Gas GP” refers to Vine Oil & Gas Parent GP LLC;

•
“Vine Unit Holder” means a holder of Vine Units (other than Vine Energy) and a corresponding number of shares of Class B common stock;

•
“Vine Units” means units representing limited liability company interests in Vine Holdings issued pursuant to the VEH LLC Agreement; and

•
“Von Gonten” means W.D.Von Gonten & Co., our independent reserve engineer.

Glossary of Oil and Natural Gas Terms
The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the oil and natural gas industry:
•
“ARO” means asset retirement obligation;

•
“Basin” refers to a geographic area containing specific geologic intervals;

•
“Bcf” means one billion cubic feet of natural gas;

•
“Bcfd” means one billion cubic feet of natural gas per day;

•
“Btu” means one British thermal unit, the quantity of heat required to raise the temperature of a one- pound mass of water by one degree Fahrenheit;

•
“CapEx” means capital expenditures;

•
“Completion” means all the post-drilling and post-casing processes to allow the well to flow hydrocarbons;

•
“D&C” means drilling and completion costs;

•
“Developed acreage” means the number of acres that are allocated or assignable to productive wells or wells capable of production;

•
“Drilling” means any activity related to drilling pad make-ready costs, rig mobilization and creating a wellbore in order to facilitate the ultimate production of hydrocarbons;

•
“Estimated ultimate recovery” or “EUR” means the sum of reserves remaining as of a given date and cumulative production as of that date. As used in this prospectus, EUR includes only proved reserves and is based on our reserve estimates;

•
“FERC” means the Federal Energy Regulatory Commission;

•
“Field” means an area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations;

•
“Formation” means a layer of rock which has distinct characteristics that differs from nearby rock;

•
“Henry Hub” means the distribution hub on the natural gas pipeline system in Erath, Louisiana, owned by Sabine Pipe Line LLC;

•
“Horizontal drilling” means a drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled horizontally within a specified interval;

•
“IDC” means intangible drilling cost;

•
“Drilling locations” means total gross locations that may be able to be drilled on our existing acreage. A portion of our drilling locations constitute estimated locations based on our acreage and spacing assumptions, as described in “Business — Our Operations — Reserve Data — Drilling Locations”;

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•
“Invested capital” means the CapEx required to drill, complete and equip with facilities a single well;

•
“LNG” means liquified natural gas;

•
“Mcf” means one thousand cubic feet of natural gas;

•
“MMBtu” means one million Btu;

•
“MMBtud” means one MMBtu per day;

•
“MMcf” means one million cubic feet of natural gas;

•
“MMcfd” means one MMcf per day;

•
“MT” means one metric ton;

•
“NGL” means natural gas liquids;

•
“Net acres” means the percentage of total acres an owner owns or has leased out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres;

•
“NYMEX” means the New York Mercantile Exchange;

•
“Possible reserves” means those additional reserves which analysis of geoscience and engineering data suggest are less likely to be recoverable than probable reserves. The total quantities ultimately recovered from the project have a low probability to exceed the sum of proved plus probable plus possible reserves (“3P”), which is equivalent to the high estimate scenario. In this context, when probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate;

•
“Probable reserves” means those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves but more certain to be recovered than possible reserves. It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated proved plus probable reserves (“2P”). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate;

•
“Productive well” means a well that is capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the production exceed production expenses;

•
“Proved developed reserves” means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods, according to the SEC or Society of Petroleum Engineers definitions of proved reserves;

•
“Proved reserves” means the reserves which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions;

•
“Proved undeveloped reserves” or “PUDs” means proved reserves that are expected to be recovered from undrilled well locations on existing acreage or from existing wells where a relatively major expenditure is required for recompletion within the five year development window, according to the SEC or Society of Petroleum Engineers definition of PUD;

•
“Recompletion” means the process of re-entering an existing wellbore and mechanically re- invigorating the wellbore to establish or increase existing production and reserves;

•
“Reservoir” means a porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock and is separate from other reservoirs;

•
“Spacing” means the distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres (e.g., 40-acre spacing) and is often established by regulatory agencies;

•
“Standardized measure” means discounted future net cash flows estimated by applying year-end prices to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes, if applicable, are computed by applying the statutory tax rate to

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the excess of pre-tax cash inflows over our tax basis in the natural gas and oil properties. Future net cash inflows after income taxes are discounted using a 10% annual discount rate;
•
“Tcf” means one trillion cubic feet;

•
“TWh” means terawatt hours;

•
“Undeveloped acreage” means acreage under lease on which wells have not been drilled or completed such that there is not production of commercial quantities of hydrocarbons;

•
“Unit” means the joining of all or substantially all interests in a specific reservoir or field, rather than a single tract, to provide for development and operation without regard to separate mineral interests. Also, the area covered by a unitization agreement;

•
“Weighted average rate of return” means the weighted average single well internal rate of returns on D&C capital realized at a noted price for our remaining core inventory. The single well return calculation is based on our reserve type curves and internal cost estimates and is weighed based on the remaining footage associated with our core drilling locations for each category of lateral lengths;

•
“Wellbore” or “well” means a drilled hole that is equipped for natural gas production; and

•
“Working interest” means the right granted to the lessee of a property to explore for and to produce and own natural gas or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

Certain amounts and percentages included in this prospectus have been rounded. Accordingly, in certain instances, the sum of the numbers in a column of a table may not exactly equal the total figure for that column.
Presentation of Financial and Operating Data
Unless otherwise indicated, the summary historical consolidated financial information presented in this prospectus is that of our accounting predecessor, Vine Oil & Gas. The pro forma financial information presented in this prospectus treats the combination of Vine Oil & Gas, Brix and Harvest in connection with our corporate reorganization as an acquisition in a business combination of Brix and Harvest by Vine Oil & Gas. Please see “Corporate Reorganization” and “Unaudited Pro Forma Condensed Combined Financial Statements” included elsewhere in this prospectus.
In addition, unless otherwise indicated, the reserve and operational data presented in this prospectus is that of Vine Oil & Gas, Brix and Harvest on a combined basis as of the dates and for the periods presented.
Industry and Market Data
The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. These sources include an article entitled Study Forecasts Gradual Haynesville Production Recovery Before Final Decline, dated December 2015, by The Oil & Gas Journal, reports entitled Haynesville Inventory, dated April 2020, and Enverus Gas Plays and Market Outlook, dated October 2020, by Enverus, reports entitled World Energy Outlook 2020, dated October 2020, and Global EV Outlook 2020, dated June 2020, by IEA (as defined below), reports entitled Annual Energy Outlook 2020, dated January 2020, and U.S. Energy-Related Carbon Dioxide Emissions, 2019, dated September 2019, by EIA (as defined below), presentations entitled North America Gas Market Outlook, dated July 2020 and North America Energy Markets, dated November 2020, by Wood Mackenzie, and Rig Count by Baker Hughes, dated November 2020. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these publications.
Trademarks and Trade Names
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade

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names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

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PROSPECTUS SUMMARY
This summary provides a brief overview of information contained elsewhere in this prospectus. Readers should consider this entire prospectus and other referenced documents before making an investment decision. Other material information can be found under “Risk Factors,” “Cautionary Statement Regarding Forward- Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the related notes to those financial statements contained elsewhere in this prospectus.
Unless otherwise indicated, the information presented in this prospectus assumes that the underwriters’ option to purchase additional shares of Class A common stock is not exercised. Unless otherwise indicated, the estimated reserve information presented in this prospectus was prepared by our independent reserve engineer as of December 31, 2020 based on the SEC’s reserve pricing rule and NYMEX forward strip pricing, as more fully described in “— Reserve and Operating Data,” and is presented as of the dates and for the periods indicated. Certain operational terms used in this prospectus are defined in the “Glossary of Oil and Natural Gas Terms” and “Commonly Used Defined Terms.”
Our Company
We are an energy company focused on the development of natural gas properties in the stacked Haynesville and Mid-Bossier shale plays in the Haynesville Basin of Northwest Louisiana.
Natural gas demand has significantly grown as a percentage of North America’s energy mix over the last ten years, having increased 38% from 86 Bcfd to 119 Bcfd and growing from 27% to 37% of the energy mix due to ample domestic supply, reliability of supply, significant supporting in-place infrastructure, low carbon intensity and low prices. In particular, demand for exported LNG has contributed to approximately 21% of that increase, with continued growth in LNG exports anticipated according to Wood Mackenzie. We believe natural gas will continue to be instrumental as a low carbon intensity source for meeting growing energy demand.
We believe the Haynesville will be particularly critical to meeting future natural gas demand. The Haynesville and Mid-Bossier shales are among the highest quality, highest return dry gas resource plays in North America with approximately 489 Tcf of natural gas in place, according to The Oil & Gas Journal. The Haynesville is among the oldest and most delineated shale plays in North America and its well economics have continued to improve in recent years as a result of advances in enhanced drilling and completion techniques, combined with predictable production profiles and well cost reductions. These advances have driven both higher and more capital efficient reserve recoveries on a per lateral foot basis, primarily as a consequence of optimized fracture stage lengths and increased proppant and water loading.
The Mid-Bossier shale overlays the Haynesville shale and demonstrates similar characteristics and well results. Additionally, the Haynesville and Mid-Bossier shales possess high-quality petrophysical characteristics, such as being over-pressured and having high porosity, permeability and thickness. Both plays also exhibit consistent and predictable geology and high EURs relative to D&C costs. These plays are at 10,500 to 13,500 ft in depth with formation temperatures ranging from 300 to 375° F, resulting in near pipeline quality natural gas requiring little additional processing, which contributes to relatively low operating costs. Lastly, due to significant historical development activity in the Haynesville beginning in 2008, which resulted in approximately 5,700 wells drilled through December 31, 2020, production and decline rates are predictable, and low-cost and sufficient midstream infrastructure is already in place. We therefore believe the Haynesville is one of the lowest-cost, lowest-risk natural gas plays in North America. As a consequence of these factors, as well as our proximity to Henry Hub and other premium Gulf Coast markets, LNG export facilities and other end-users, the play benefits from low breakeven costs, higher cash margins and higher pricing netbacks relative to other North American natural gas plays, such as those in Appalachia and the Rockies.
In contrast to the Haynesville, other sources of natural gas supply, including associated gas from oil-prone drilling and natural gas from the Appalachian region, are facing headwinds in the form of reduced activity and infrastructure constraints. Associated natural gas from oil-prone drilling was the largest contributor to natural gas supply growth from 2011 to 2019. However, due to the significant oil price shock brought on by the COVID-19 pandemic, the number of rigs drilling for oil in North America fell 59% in 2020, which is expected to result in a significant decline in future natural gas supply. While the Marcellus and Utica shales in the northeast United States currently account for approximately 30% of North American natural gas supply, there is limited pipeline capacity available to transport natural gas out of the area. Additionally, the demanding regulatory environment in the Northeast has limited new gas pipeline infrastructure. As such, we believe the Haynesville will be further relied upon to meet natural gas demand growth driven by increasing electricity demand associated with the global economic recovery, coupled with the continued increase in global LNG cargoes.
We first entered the Haynesville in 2014 following the Shell Acquisition and have actively acquired additional proximate acreage. We have approximately 125,000 net surface acres centered in what we believe to be the core of the Haynesville. Over 90% of our acreage is held-by-production and we operate over 90% of our future drilling locations with an average working interest of 83%. Approximately 84% of our acreage is prospective for dual-zone development, providing us with approximately 900 drilling locations among Vine, Brix and Harvest. Utilizing an average of 4 gross rigs, which we believe is sufficient to maintain production, we have approximately 25 years of development opportunities. We are not subject to any material minimum volume commitments in our gathering agreements, and have no firm transportation commitments, which provides us with the flexibility to match an optimal development pace to the prevailing natural gas price and hedging environment at any given time. This, coupled with the extensive midstream infrastructure and low basis differentials in the Haynesville, contributes to lower break-even costs. Research from Enverus projects that the average Haynesville Basin core well generates a 31% rate of return using a NYMEX gas price of $2.75 per MMBtu, which Enverus ranks as the highest among notable shale plays in North America. Moreover, based on the location of our acreage, which is in some of the most prospective parts of the Haynesville, we believe our weighted average rate of return based on internal cost assumptions for our remaining core drilling locations is 85% at a NYMEX gas price of $2.75 per MMBtu. As of December 31, 2020, we had approximately 370 net producing wells. Our assets are located almost entirely in Red River, DeSoto and Sabine parishes of Northwest Louisiana, which, according to Enverus, have consistently demonstrated higher EURs relative to drilling and completion costs than the Haynesville in Texas and other parishes in Louisiana.
The following table provides a summary of our inventory of drilling locations as of December 31, 2020, including average lateral length and drilling location data in each play.
Drilling Locations(1) (2)
Length	Short Lateral	Long Lateral	Total
	<5,300 ft	>5,300 ft
Haynesville	226	147	373
Mid-Bossier	212	293	505
Total Core	438	440	878
Total Non-Core	44	10	54
Total Drilling Locations	482	450	932

(1)
“Business — Our Operations — Reserve Data and Presentation — Drilling Locations” contains a description of our methodology used to determine gross drilling locations. We exclude drilling locations where our working interest is less than 20%.

(2)
932 gross drilling locations reflecting an average working interest of approximately 83% or 776 net drilling locations.

We describe the progression of our well completions as Vintages with our most recent wells described as Vintage 5. The characteristics of our Vintage 5 wells include 100-mesh sand completions, decreased cluster spacing, optimized proppant and water loading and refined stage lengths. We intend to continue employing longer laterals to develop certain areas within our asset base in order to increase capital efficiency. The shift to a higher concentration of longer laterals is a strategy we believe reflects our recent success in drilling long laterals of up to 10,000 ft. We expect this will increase our capital efficiency by allowing us to develop the gas in place using fewer wellbores and lower development costs, resulting in lower breakeven prices and higher returns.
Substantially all of our leasehold acreage is not subject to expiry because we have at least one developed well in each section, which, through continuous production of gas, maintains the leasehold position in that section and provides us with flexibility to conduct our remaining development. Our acreage has been delineated by over 700 gross horizontal wells drilled across our position in Sabine, Red River and DeSoto parishes, providing us with confidence that our inventory of drilling locations is low-risk and repeatable and that we can continue to generate consistent economic returns; of these 700 wells, over 280 wells have been brought online under our ownership or participation since our development program began in 2015, providing us with a significant amount of well performance data and associated learnings. In addition to the 700 wells drilled on our acreage, approximately 1,000 wells have been drilled by other operators within one mile of our position, further enhancing the delineation and confidence in our acreage. The company also holds license to almost 400 square miles of 3D and 50 miles of 2D seismic data. We are the leader of Mid-Bossier development, accounting for 36% of all Mid-Bossier wells brought online from 2017 to 2020, which is more than any other single operator.
All of the company’s acreage is underlaid by Northwest Louisiana’s extensive legacy midstream infrastructure, which includes access to sufficient gathering capacity to accommodate our future growth, including our primary third-party gatherer’s approximately 500 miles of pipeline and related treating plants. Their system is currently operating at an approximate 90% utilization rate and has multiple offload points where we can transfer volumes to other area gatherers at equivalent rates. This significant pre-existing area midstream infrastructure provides access to other area gatherers, and we utilize their capacity on both a firm and interruptible basis and expect to continue to do so in the future. We sell our gas at the tailgates of the treating plants attached to our gatherers’ systems and, as a result, incur and hold no direct firm-transportation cost or commitments. Furthermore, approximately 1.0 Bcfd of additional transportation capacity came online in mid-2020 through the DTE Energy (LEAP) project and another approximately 1.0 Bcfd is expected by mid-year 2021 with the Enterprise Product Partners (Acadian) project. Our proximity and sales to Henry Hub and other premium Gulf Coast markets, LNG export facilities and other end-users results in our netbacks reflecting low transportation costs, which is a significant competitive advantage compared to other North American dry gas plays such as those in Appalachia and the Rockies. As a result of these takeaway and sales dynamics, our basis differentials have remained tightly banded since our inception, ranging from $0.01 to $0.26 per MMBtu; over this same period, basis differentials in Appalachia and the Rockies have ranged from $0.27 to $1.54 and $0.12 to $0.96 per MMBtu, respectively. Further, in 2020, Vine Oil & Gas sold approximately 62% of its total gas production through firm sales contracts, with approximately 37% of total production being sold at specified differentials from Henry Hub, providing additional support to our realized pricing. We believe these attractive relative realizations and our long-term access to growing demand (e.g. LNG, chemical, refinery) on the Gulf Coast support our development plan and ability to generate levered free cash flow in various commodity price environments.
A transition to cleaner sources of energy is underway across the globe as demand for renewables and natural gas is projected to increase at a more rapid pace than demand for higher emission energy sources like coal and oil. According to the International Energy Agency (“IEA”) global natural gas demand is projected to grow 15% between 2019 and 2030, resulting in an increase of approximately 17 Tcf of demand. Much of this growth, approximately 8 Tcf, is in the industrial sector, with growth in power generation, buildings, transportation and other sectors comprising the balance. Additionally, global natural gas consumed for energy and feedstock uses in industry is expected to grow 25% between 2019 and 2030, while coal and oil are projected to decline.
With respect to domestic electricity generation, the U.S. Energy Information Agency (“EIA”) projects that between 2019 and 2050, electricity generation will increase approximately 30% from 4,127 billion kilowatt hours to 5,414 billion kilowatt hours. In 2019, natural gas represented 37% of this fuel mix while renewables represented 19% with the balance comprised of coal at 24% and nuclear at 19%. By 2050, the EIA predicts that natural gas will remain a relatively constant 36% of this growing market, while renewables will increase to 38% and coal and nuclear will decrease to 13% and 12%, respectively. Renewables like wind and solar, which are intermittent by nature, require non-intermittent back up capacity such as natural gas, to provide a consistent level of electricity generation. More globally, the International Energy Agency (“IEA”) predicts that global demand from electric vehicles will increase from 69 TWh in 2019 to 551 TWh by 2030, representing a compound annual growth rate (“CAGR”) of 21%. We believe that increasing demand for electricity from lower emissions sources, like renewables and natural gas, demonstrate how natural gas will play a critical role in this transition to a cleaner energy future.
North America has become increasingly dependent on natural gas for its energy consumption needs, and the EIA credits the increasing use of natural gas in domestic power generation as the leading factor in the 15% decrease in domestic energy related CO2 emissions from 2007 to 2019. Additionally, domestic LNG exports, which began in 2016, have increased to current levels of approximately 10 Bcfd. We believe the export of LNG to global markets will allow economies in Asia, Europe and Latin America to be less dependent on higher emission fuels as has been the case in North America.
Due to the composition of our production stream, which is essentially all dry gas (i.e. methane), we do not produce any associated oil or natural gas liquids. We also produce small amounts of water, CO2 and other byproducts. Since our production is not burdened with having to separate, store or transport oil or natural gas liquids, we do not have any direct emissions related to these processes. Moreover, by utilizing industry leading technology, we seek to measure and reduce our emissions and consider doing so a core competency of our business. We measure the quantity of greenhouse gas emissions in metric tons of CO2 equivalent, or “CO2e,” and the intensity of our emissions in CO2e per Bcf of production. We also measure methane emissions as a percentage of production or methane intensity. We have adopted operational practices specifically designed to reduce our emission footprint, including installation of intermittant and no-bleed control valves, utilization of bi-fuel drilling and completion equipment, proactive Leak Detection and Repair (“LDAR”) wellsite surveys to reduce fugitive emissions, and the onsite generation of solar power to operate certain equipment. While from 2017 to 2020 our annual production increased 153.5% from 128.8 Bcf to 326.5 Bcf, our CO2e emissions rate decreased by 35% from 686 mT CO2e/Bcf to 444 mT CO2e/Bcf and our methane intensity decreased by 77% from 0.061% to 0.014% of production, below BP by comparison, an industry leader at 0.14% of production across its more diverse asset base. Given the low emissions nature of our natural gas production and the additional active mitigation measures we implement, we believe we have one of the lowest emission levels per Bcf of annual production of any domestic onshore oil and gas company.
Our management team has extensive experience in the Haynesville and Mid-Bossier and a proven track record of implementing large-scale, technically driven development programs to target best-in-class returns in some of the most prominent resource plays across North America. Many members of our management team have extensive experience working in the Haynesville since its inception as a commercial play and have directly contributed to its technical advancement. Since the Shell Acquisition, our management team has been at the forefront of developing the technology to enhance well EUR and economics for both Haynesville and Mid-Bossier wells, including;
•
increasing lateral length;

•
optimizing fracture stage lengths;

•
optimizing the amount and intensity of proppant and fluid pumped per foot of lateral;

•
reducing cluster spacing;

•
managing production rates to preserve downhole pressure;

•
adjusting well spacing and development patterns; and

•
improving wellbore landing accuracy.

Successful implementation of these measures has resulted in superior well performance relative to that of other major operators in the basin as seen in the charts below.

Note:   Vine and third-party data sourced from Enverus. Includes horizontal wells targeting the Haynesville and Mid-Bossier with initial production between 2017 to 2020, normalized to a 7,500’ lateral.
(1)
Haynesville peers include Aethon Energy Management LLC, BPX Energy Inc., Castleton Commodities International LLC, Chesapeake Energy Corporation, EnSight IV Energy Partners, LLC, Exco Resources, Inc., Exxon Mobil Corporation, GeoSouthern Haynesville, Goodrich Petroleum Corporation, Indigo Natural Resources, LLC, Rockcliff Energy LLC, Sabine Oil & Gas Corporation.

(2)
Mid-Bossier peers include Aethon Energy Management LLC, BPX Energy Inc., Comstock Resources Inc., Exxon Mobil Corporation, GeoSouthern Haynesville, and Indigo Natural Resources, LLC.

To maximize gas recovery from our wells, we manage the downhole pressure drop after initial flowback which results in a flat early-time production profile. The flat production profile is 5 to 18 months for both our Haynesville and Mid-Bossier wells. After the flat production period, our wells enter an exponential decline period followed by a hyperbolic decline and a final exponential terminal decline.
We believe that the gas price necessary to yield a 10% rate of return on invested capital (“Breakeven PV-10”) to be $1.91 per MMBtu NYMEX on average for our remaining core drilling locations. Additionally, and based on internal estimates, we believe the gas price necessary to yield a Breakeven PV-10 for our remaining Haynesville and Mid-Bossier drilling locations to be $1.90 and $1.93 per MMBtu, respectively. These results demonstrate basin leading breakevens based on estimates from Enverus, which indicate Haynesville and Mid- Bossier breakevens for our peers range from $2.05 to $2.54 and $1.93 to $2.74 per MMBtu, respectively. Furthermore, our wells generally achieve payout of our drilling and completion costs within 12 to 16 months, which allows for efficient recycling of cash flow and provides significant excess cash flow beyond payout and, what we believe to be, industry leading returns on investment.
History of the Haynesville and Our Acreage
The Haynesville shale and the overlying Mid-Bossier shale were deposited in a Jurassic basin that covers more than 9,000 square miles and includes eight parishes in North Louisiana and eight counties in East Texas, collectively called the Haynesville. These shales were deposited in a deep, restricted basin that preserved the rich organic content and through subsequent burial, developed strong reservoir properties, including becoming over-pressured and preserving porosity and permeability. Within our acreage position, the Haynesville ranges from 11,500 ft to over 13,500 ft deep and can be as thick as 200 ft. The Mid-Bossier overlays the Haynesville and ranges from 11,000 ft to 13,000 ft deep and can be as thick as 350 ft.
Although this area has seen almost continuous drilling since oil and gas was discovered in the early 1900s, the prospectivity of the Haynesville was not widely recognized until 2005. During this time, Encana and other operators acquired significant acreage in North Louisiana to extend the East Texas Bossier play. Encana drilled and tested Haynesville discovery wells during 2005 and 2006 and subsequently entered into a joint venture with Shell for the development of this acreage position. During this time, certain members of our management team were part of, and integral to, the Encana team. We purchased Shell’s interest in this acreage during 2014 and GEP purchased the Encana portion during 2015.

In 2010, at the height of its activity, over 200 rigs were active in the Haynesville as producers drilled wells to preserve leasehold positions, creating significant oilfield services and midstream infrastructure that remains today to accommodate the current development activity and contribute to the low basis differentials in the basin. Furthermore, the basin is well positioned to capitalize on LNG demand, growing population centers in the southern United States, expanding petrochemical capacity in the Gulf Coast region, and the retirement of selected coal-fired electricity plants.
Since peak activity in 2010, our industry has made significant advances in drilling and completion technology and techniques, including long lateral development, geo-steering techniques and changes in completion intensity and design. These trends have resulted in increased EURs per lateral foot, a trend which continues with our most recent well design. We believe our EURs per lateral foot and the resulting Breakeven PV-10 levels compare favorably with the most prolific basins in North America. At the same time, our average drilling and completion times and well costs have decreased, which have yielded enhanced economics for development of our reserves.
In January 2011, Louisiana began allowing cross-unit horizontal drilling. Prior to this rule change, lateral lengths could not exceed 5,000 feet in length. With this change in regulation, operators can now develop wells that cross section lines and more efficiently develop the acreage using long laterals. We believe our large and relatively contiguous position combined with a streamlined regulatory approval process provides us with an opportunity to capitalize on a development plan that features multi-section lateral lengths.
We believe that we have been instrumental in the revitalization of the Haynesville since entering the basin in 2014 through the purchase of Shell’s interest. Since we began our drilling program in 2015, we have participated in over 280 wells, and been at the forefront of advancements in drilling and completion optimization techniques such as increasing lateral lengths, proppant concentration, water intensity, cluster spacing and reservoir pressure drawn-down management. Enverus projects that the current number of rigs running in the Haynesville will increase from the current figure of approximately 43 rigs up to 50 rigs over the next 12 to 18 months, which compares to 2020 average rigs of 37.
Business Strategy
Our strategy is to draw upon our management team’s experience in developing natural gas resources to generate levered free cash flow while achieving modest growth in our production and reserves and thus enhance our value. Our strategy has the following principal elements:
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Optimize Return-On-Capital Through Focus on Profitably Increasing Well Recoveries While Minimizing Costs.   Since 2017, we have drilled, on average, longer-lateral wells and further optimized our completion design, resulting in increased EURs compared to our prior drilling programs. From our initial Vintage 1 wells drilled in 2015 to our Vintage 5 wells in 2019 and 2020, EURs have increased from 1.4 Bcf per 1,000 lateral feet to 2.1 Bcf per 1,000 lateral feet. Simultaneous with recovery improvements, D&C costs per lateral foot have declined while lateral lengths have increased, indicating both capital efficiency gains and improvements in per Mcf economics. Our capital program in 2018 was concentrated on the evaluation of well density and key elements of our completion design, and, based on successful tests, our 2019 and 2020 capital program focused on longer lateral development, completion optimization and cycle time improvements. We focus on developing the maximum recovery of gas and economic value for every section we operate by adjusting the number of wells per section as market conditions change. We look for opportunities to reduce capital costs based on market conditions and we are focused on locking in reduced costs as a result of recent industry-wide decreases in demand for oilfield services. Additionally, we continue to rely on strategic alliances with third parties to reduce lease operating expenses for items such as chemicals and self-source higher cost services like water disposal to lower our overall operating costs.

•
Generate Levered Free Cash Flow While Delivering Modest Production Growth.   We maintain a disciplined, cash flow-focused approach to capital allocation. Based on our year-end 2020 reserves, we had a drilling inventory of approximately 900 drilling locations among Vine, Brix and Harvest, or approximately 25 years of development opportunities utilizing an average of 4 gross rigs, which we believe would be sufficient to maintain production. Our remaining drilling inventory has an average payback period of approximately 14 and 24 months at an assumed NYMEX gas price of $2.75 and

$2.25 per MMBtu, respectively. The concentration, delineation and scale of our core leasehold positions, coupled with our technical understanding of the reservoirs, allows us to efficiently develop our acreage to generate levered free cash flow, increase sectional recoveries over time and enhance the value of our resource base. We believe that our extensive inventory of low-risk drilling locations, combined with our operating expertise and completion design evolution, will enable us to continue to deliver significant levered free cash flow while modestly growing production and reserves.
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Leverage our Deep Experience in the Haynesville to Develop Industry-Leading Business Practices and Technology.   Eric D. Marsh, our President and Chief Executive Officer, and other key members of our management participated in the early development of the Haynesville. Through their experience, they developed expertise that allows for continued advancement of industry-leading well completion techniques and drilling and development efficiencies. We continue to develop and apply industry-leading practices to manage D&C costs and maximize the recovery factor of gas in place. We have also realized significant improvements in our development efficiency over time, including a reduction in drilling and completion days, which contribute to lower well costs. We employ enhanced completion techniques through increased fracture stages, optimized proppant loading and pumping intensity and reduced cluster spacing and drilling-related efficiencies through multi-well pads and longer laterals. These measures have allowed us to lower D&C costs per lateral foot while yielding increased EURs, thereby improving our capital efficiency and returns, while also reducing the number of short laterals and associated surface equipment required to develop our resource.

•
Maintain a Disciplined Financial Strategy.   We intend to fund our operations predominantly with internally generated cash flows while maintaining ample liquidity to weather commodity cycles. We target spending approximately 65% to 75% of our operating cash flow on CapEx to maintain or modestly increase production, with the remaining amount being available, initially, for debt repayment. We seek to protect future cash flows and liquidity levels through a multi-year commodity hedge program and through physical firm sales agreements with multiple credit-worthy counterparties. We expect that our new credit agreement that we will enter into contemporaneously with the closing of this offering will give us significant flexibility to hedge a large percentage of our total expected production. To further reduce volatility in our cash flows and returns, we will also seek to enter into contracts for oilfield services that are no longer than the periods covered by our commodity hedges. In addition, pro forma for this offering, we anticipate that our total net debt to Adjusted EBITDAX ratio for the year-ended December 31, 2020 will be approximately 2.0x, which is among the lowest for publicly traded gas-focused upstream companies. We intend to target modest financial leverage of total net debt to Adjusted EBITDAX of 1.0x to 1.5x and use levered free cash flow to further reduce outstanding debt. While we will prioritize debt paydown as the primary use of levered free cash flow until our targeted leverage ratios are met, we may evaluate potential acquisition opportunities that are highly strategic to us, but we will pursue them only to the extent they are accretive and meet our financial strategy and operational objectives. Adjusted EBITDAX is not a financial measure calculated in accordance with GAAP. We believe that Adjusted EBITDAX provides important information regarding our operating results. “— Non-GAAP Financial Measures” contains a description of this measure and a reconciliation to the most directly comparable GAAP measure.

•
Steward the Health and Safety of our Employees, our Community and the Environment.   Since peaking in 2007 at 6,003 MMmt, the EIA reports that total domestic energy sector related CO2 emissions have declined by 14.5% (873 MMmt) by 2019 and they cite the increasing use of natural gas in power generation as a key driver of this trend. While we believe the lower carbon intensity of using natural gas as opposed to coal in electric power generation in and of itself contributes meaningfully to lower CO2 emissions, we further believe that the benefits of natural gas are enhanced by reducing production related CO2, methane and other emissions. To that end, minimizing production related emissions is a core competency of our business and we continually seek to identify, accurately measure and reduce emission related to our business. From 2017 to 2020, our CO2e per Bcf of production declined 35% from 686 mT CO2e/Bcf to 444 mT CO2e/Bcf while our methane intensity decreased 77% from 0.061% to 0.014% of production, below BP by comparison, an industry leader at 0.14% of production across its more diverse asset base. In addition, we emphasize rigorous health and safety protocols in all aspects of our business and have demonstrated strong safety performance. Our total recordable incident frequency rate averaged 0.31 from 2017 through

2020 and 0.09 for 2020, both of which are well below the American Exploration and Production Council 2019 average of 0.47 and the U.S. Bureau of Labor Statistics E&P Support Activities Benchmark of 0.60.
Business Strengths
We have a number of strengths that we believe will help us successfully execute our business strategy and generate levered free cash flow, including:
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We Believe we are Among the Most Economic Natural Gas Producers in North America.   We own leases across an extensive, largely contiguous and fully delineated acreage position spanning approximately 125,000 net surface acres and approximately 230,000 net effective acres centered in what we believe to be the core of the Haynesville and Mid-Bossier. Our highly concentrated acreage position promotes more efficient development through the drilling of longer laterals, the ability to utilize multi-zone bi-directional well pads and limited need for additional gathering expansion. Longer laterals are significantly more capital efficient with a 10,000 ft lateral having up to four times the PV-10 at a $2.75 NYMEX price per MMBtu, but less than two times the cost, when compared to our standard lateral. Research from Enverus projects that the average Haynesville Basin core well generates a 31% rate of return using a NYMEX gas price of $2.75 per MMBtu, which Enverus ranks as the highest among notable shale plays in North America. Moreover, based on the location of our acreage, which is in some of the most prospective parts of the Haynesville, we believe our weighted average rate of return based on internal cost assumptions for our remaining core drilling locations is 85% at a NYMEX gas price of $2.75 per MMBtu. Additionally, given the high initial productivity of our wells, we typically recover approximately 45% of a well’s EUR in the first 12 months of production. As of December 31, 2020, our drilling inventory consisted of approximately 900 drilling locations among Vine, Brix and Harvest in both the Haynesville and Mid-Bossier, which included approximately 450 drilling locations where we intend to utilize laterals 5,300 ft or greater. Utilizing an average of 4 gross rigs among Vine, Brix and Harvest, which we believe is sufficient to maintain production, we believe we have approximately 25 years of development opportunities. Our average production for the quarter ended December 31, 2020 was 944 MMcfd. We consider our drilling inventory to be low risk because it is located in areas where we (and other producers) have extensive drilling and production experience with production results exhibiting higher repeatability versus other natural gas plays. There have been over 700 gross horizontal wells drilled across our position, of which we participated in over 280 since 2015, providing us substantial well performance data. In addition to the over 700 wells drilled on our acreage, more than 1,000 wells have been drilled within one mile of our position, further supporting our economic expectations.

•
High-Margin, Low Operating Cost Structure that Generates Significant Levered Free Cash Flow.   Our free cash flow is primarily attributable to our industry-leading operating margins and low operating costs. For the year-ended December 31, 2020 and pro forma for the reorganization transactions, we achieved a 72.2% operating margin, which we calculate by dividing our Adjusted EBITDAX by our revenues, which are inclusive of natural gas sales and realized gains and losses on commodity derivatives. In the year-ended December 31, 2020 and pro forma for the reorganization transactions, our lease operating expense of $0.20 per Mcf and our general and administrative expense of $0.05 per Mcf were among the lowest in our peer group. We have implemented several initiatives to enhance and manage our production in the region and reduce operating costs. In early 2015, we established a technologically advanced 24-hour automated command center from which we can remotely control most field-wide production operations from a single location, allowing us to remotely bring wells online and manage existing production. This level of automation reduces manpower needs and allows operators to focus on production efficiency, by, among other things, efficiently deploying labor through a centralized operating center. Moreover, we have significantly reduced our operating cost per unit by vertically integrating through the drilling and operation of our own produced water disposal wells. As we continue to bring new wells online, we expect our unit costs will continue to decline. We continue to increase margins through operational efficiencies, more effective gas treating solutions and improved maintenance programs. In drilling locations where our working interest exceeds 20%, we hold an approximate 83% working interest and operate over 90% of such wells. We believe this gives us a high degree of control over our development program, allowing us to be responsive to changes in the commodity price environment. Levered free cash flow is not a financial measure calculated in accordance with GAAP, but we believe it provides an important perspective regarding our operating cash flow. “— Non-GAAP Financial Measures” below contains a description of levered free cash flow and a reconciliation to net cash provided by operating activities.
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Close Proximity to Premium Markets and Ample Available Midstream Infrastructure.   Our acreage position is in close proximity to premium markets and LNG facilities along the Gulf Coast, which results in lower and less volatile basis differentials and higher netbacks compared to other plays, including gas plays such as the Marcellus, Utica and those in the Rockies. As a result of these attractive takeaway and sales dynamics, our basis differentials have remained tightly banded since our inception, ranging from $0.01 to $0.26 per MMBtu; over this same period, basis differentials in Appalachia and the Rockies have ranged from $0.27 to $1.54 and $0.12 to $0.96 per MMBtu, respectively. We believe this allows producers in our basin to benefit from better unit economics. Low-cost legacy gathering infrastructure is in place across our acreage to support our development program. Our gathering cost for the year-ended December 31, 2020 was $0.31 per Mcfe, which compares favorably to $1.20 per Mcfe reported by publicly traded Appalachian-focused natural gas producers for the comparable period. Further, we are not party to any transportation contracts or similar commitments and our small amount of minimum volume commitments in our gathering contracts are well covered by current production volumes. Because we only produce dry gas, we have minimal cost to treat our gas to meet pipeline specifications, which may give us an economic advantage over wet gas plays during periods of low pricing for NGLs, as is currently taking place. Additionally, we do not have any of the emissions related to wet gas separation, storage or transportation.

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Well Capitalized Balance Sheet that Provides Flexibility to Execute our Business Plan.   Pro forma for this offering, we anticipate total net debt to Adjusted EBITDAX for the year-ended December 31, 2020 of approximately 2.0x, which would be among the lowest for publicly traded gas-focused upstream companies. Contemporaneously with the closing of this offering, we expect to enter into a new reserve-based lending facility led by Citibank. This facility is expected to have a total facility size of $750 million, a borrowing base of $350 million and available capacity of $293 million (after giving effect to $25 million of letters of credit to be issued at closing) based on projected as adjusted borrowings of approximately $32 million pro forma for this offering, resulting in projected liquidity of approximately $327 million as of December 31, 2020. Finally, we maintain an active hedge program and as of December 31, 2020 have hedged an average of 819 Bbtud, 492 Bbtud and 186 Bbtud for 2021, 2022 and 2023, respectively, at weighted average swap prices of $2.56 per MMBtu, $2.55 per MMBtu and $2.49 per MMBtu, respectively. Moreover, our Second Lien Term Loan requires us to have 70% of our total expected production hedged 24 months forward. We believe our balance sheet and hedge program provide ample liquidity in the event of an adverse commodity price environment to enable us to continue to generate levered free cash flow.

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High Caliber and Experienced Management and Technical Team.   Our senior management team has substantial experience in the Haynesville, as well as other premier North American resource plays, and has collectively operated large development programs that helped commercialize the Haynesville, attained market-leading D&C costs, decreased operating costs and generated increased EURs. Additionally, we have assembled a strong technical supporting staff of petroleum engineers and geologists that have extensive Haynesville and Mid-Bossier experience. We believe our team’s expertise will continue to drive drilling, completion and operational improvements that result in improved recoveries and capital efficiency. Furthermore, our management team’s operational and financial discipline, as well as its extensive experience in leadership roles at public companies, gives us confidence in our ability to successfully manage a public company platform.

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Leader in Environmental, Governance and Societal Responsibilities of the Natural Gas Production Sector.   According to the EIA, since it began tracking CO2 emissions in 1990, the increased market share of natural gas in electrical power generation has been a leading driver in reducing energy sector CO2 emissions. Not only do we produce the fuel that is the cornerstone of this accomplishment, we invest significantly in the human capital, equipment and technology that allows us to produce natural gas safely, efficiently and with minimal related emissions. While emissions reductions is a focus for all of our employees, we have 5 employees specifically dedicated to environmental, health and safety matters, including emissions reductions. For example, our sustainability efforts include 100% green completions, 100% non-potable water usage, and 100% solar-generated wellsite electricity. Additionally, we have peer leading CO2 emissions at 2.6 mT per MBOE per well and methane intensity of only 0.014% of gas produced. Additionally, we and our employees make commitments of financial resources and time to assist underserved members in the communities where we operate and our employees live. Moreover, we value diversity in our work force, including our executive leadership team, which is relatively evenly split 60% / 40% between men and women.
Recent Developments
The outbreak of COVID-19 has significantly decreased the demand for hydrocarbons, particularly oil. As a result of the COVID-19 pandemic or other adverse public health developments, including voluntary and mandatory quarantines, travel restrictions, and other restrictions, our operations, and those of our subcontractors and customers, have experienced, and are anticipated to continue to experience, delays or disruptions and temporary suspensions of operations.
Reduction in oil and gas activity as a result of the COVID-19 pandemic has resulted in a decrease of associated gas production as fewer oil wells are drilled in the Permian Basin and other liquids-weighted basins, which has led to a contraction in domestic gas supply. Lower levels of supply have pushed current and forecasted gas prices higher, which has had a positive impact on our results of operations and cash flows. We expect that the reduction in drilling activity and rig counts may contribute to a shortage in the supply of natural gas in the future, which could result in higher gas prices. As a result, although gas prices were on average lower in 2020 than 2019, gas prices trended higher after the effects of the COVID-19 pandemic began to take hold and slow oil production towards the middle of 2020. As the factors described above reduced the supply of oil and gas, gas prices increased towards the end of 2020 as compared to the prices in the months prior to and during the beginning of the COVID-19 pandemic. For reference, the Henry Hub spot price for natural gas averaged $2.22 per MMBtu from August 2019 to March 2020, $1.72 per MMBtu from April 2020 to June 2020, $2.32 per MMBtu for the remaining six months of 2020 exiting the year at $2.90 per MMBtu in December 2020 and $2.69 per MMBtu from January 2021 to March 2021. However, because of our obligation to hedge 70% of our production for the next 24 months, we will be limited in the benefit we would otherwise realize from any such price increases. To the extent, however, that natural gas prices decrease, these lower prices not only reduce our revenue and cash flows, but also may limit the amount of natural gas that we can develop economically and therefore potentially lower our proved reserves. Lower commodity prices in the future could also result in impairments of our natural gas properties. The occurrence of any of the foregoing could materially and adversely affect our future business, financial condition, results of operations, operating cash flows, liquidity or ability to fund planned CapEx. Alternatively, natural gas prices may increase, which while increasing revenue and cash flows, would result in significant losses being incurred on our derivatives.
We are taking precautions as an organization to protect our employees and community during this time. Vine has undertaken a number of proactive measures to reduce the spread of the virus and maintain the safety and health of its workforce, including, among other things, implementing comprehensive screening at operational bases throughout the organization.
Concurrently, deterioration of production agreements between key global oil producers has led to an increase in supply. In addition to the effects of the COVID-19 pandemic, the confluence of these factors has caused significant volatility in oil and gas prices. In response, many producers in North America have significantly reduced drilling activity. The land rig count in North America fell from 771 in mid-March of 2020 to 244 in mid-August of 2020 and has recovered slightly to 373 by January of 2021.
The reduction in activity has resulted in a decrease of associated gas production as fewer oil wells are drilled in the Permian Basin and other liquids-weighted basins, which has led to a contraction in domestic gas supply. Lower levels of supply have pushed current and forecasted gas prices higher. We expect that the reduction in drilling activity and rig counts may contribute to a shortage in the supply of natural gas in the future, which could result in higher gas prices.
The significant reduction in drilling and completion activity has also reduced demand for oilfield services and providers of these services have reduced their pricing as a result. Coupled with the improvement in drilling and completion cycle times achieved by our operational staff of approximately 14-19% in 2020, we have seen our well costs fall approximately 20% from an average of $1,521 per lateral foot in the first half of 2019 to $1,241 per lateral foot for the second half of 2020, as illustrated in the table below. We expect, given the trajectory of demand reduction for oilfield services, along with our continued realization of operational efficiencies, that D&C costs will continue to decrease. In addition, we have undertaken several initiatives to optimize our operating cost structure in order to be well positioned to operate through periods of market and commodity price volatility. These actions include entering into term contracts with key vendors at attractive rates and continued operational efficiencies.
Recent Debt Transactions
On December 30, 2020, we entered into the Second Lien Term Loan and used the proceeds, along with cash on hand, to repay the aggregate principal amount of loans outstanding under the Superpriority Facility in connection with the entry into the amendment to and extension of the RBL. The Second Lien Term Loan has a total facility size of $150 million and was fully drawn at closing.
The maturity of the RBL was extended to January 15, 2023 and availability under the facility was reduced from $350 million to $300 million and will reduce further on a quarterly basis to $100 million at December 31, 2022. Other than these quarterly reductions in availability, there are no borrowing base redeterminations. The pricing grid was increased by 1.00% to LIBOR + 2.50% to 3.50% based on utilization. We intend to use the net proceeds from this offering and borrowings under the New RBL to repay in full and terminate each of the RBL and the Brix Credit Facility.
The Second Lien Term Loan bears interest at a rate equal to LIBOR, with a floor of 0.75%, plus 8.75% per annum, payable monthly, and matures on the earlier to occur of (a) December 30, 2025 and (b) 90 days prior to the maturity of the 9.75% Notes or 8.75% Notes, to the extent specified amounts of such indebtedness remain outstanding. The Second Lien Term Loan is redeemable beginning June 30, 2022 at 102% of par value, stepping down to 101% of par value on June 30, 2023 and at par value on June 30, 2024 and thereafter.
The Second Lien Term Loan is secured on a junior lien basis by all of our assets and stock and the subsidiaries that secure the RBL.
The Second Lien Term Loan provides for a quarterly Consolidated Total Net Leverage Ratio financial maintenance covenant of 4.00x, stepping down to 3.50x with the quarter ended June 30, 2021 and thereafter, similar to the RBL. The Second Lien Term Loan also contains customary incurrence-based covenants for issuances of this type, including restrictions on the incurrence of liens, indebtedness, asset dispositions, fundamental changes, transactions with affiliates, restricted payments and other customary covenants, along with the requirement to maintain liquidity of no less than $40 million, tested quarterly.
In December 2019, we entered into the Third Lien Credit Agreement with Blackstone Holdings Finance Co LLC, as administrative agent and collateral agent and certain other banks, financial institutions and other lending institutions from time to time party thereto. At that time, the Third Lien Credit Agreement was secured on a second lien basis, but was subordinated to a third lien in December 2020 in connection with the entry into the Second Lien Credit Agreement. The Third Lien Credit Agreement provides for a revolving credit facility in an amount up to $330 million, and bears interest at a rate of LIBOR plus 9.75% per annum. In addition, a commitment fee of 0.424% per annum is charged on the unutilized balance of the committed borrowing base and is included in interest expense. The Third Lien Credit Agreement matures on March 15, 2023. We expect to terminate our Third Lien Credit Facility in connection with this offering.

New RBL
Contemporaneously with the closing of this offering, we expect to enter into a new reserve-based lending facility (the “New RBL”) led by Citibank. This facility is expected to have a total facility size of $750 million, a borrowing base of $350 million and available capacity of $293 million (after giving effect to $25 million of letters of credit to be issued at closing) based on projected as adjusted borrowings of approximately $32 million pro forma for this offering, resulting in projected liquidity of approximately $327 million as of December 31, 2020. The New RBL will contain various conditions precedent, including the requirement to terminate the Third Lien Credit Agreement.
The New RBL will bear interest at a rate equal to LIBOR plus an additional margin, based on the percentage of the revolving commitment being utilized, ranging from 3.00% to 4.00%, with a LIBOR ‘floor’ of 0.50%. The New RBL matures on the earlier to occur of (a) 45 months after the closing of this offering, (b) 91 days prior to the maturity of the Second Lien Term Loan, to the extent any of such indebtedness remains outstanding, and (c) 91 days prior to the maturity of the 9.75% Notes or 8.75% Notes, to the extent specified amounts of such indebtedness remain outstanding. There will also be a commitment fee of 0.50% on the undrawn borrowing base amounts. The New RBL will be secured on a senior basis by substantially all of our assets and stock and guaranteed by the subsidiaries that secure and guarantee the Second Lien Term Loan.
The New RBL will provide for a quarterly Consolidated Total Net Leverage Ratio financial maintenance covenant of 3.25x beginning with the quarter ended June 30, 2021, a quarterly Current Ratio maintenance covenant of 1.00x beginning with the quarter ended June 30, 2021 and a $100 million weekly minimum liquidity covenant that is applicable starting 180 days prior to the maturity of the indebtedness under the Second Lien Term Loan, the 9.75% Notes or the 8.75% Notes, to the extent any of such indebtedness is outstanding. The New RBL will also contain customary incurrence-based covenants for facilities of this type, including restrictions on the incurrence of liens, indebtedness, asset dispositions, fundamental changes, transactions with affiliates, restricted payments and other customary covenants.
The credit agreement governing the New RBL will also contain customary events of default, including non-payment, breach of covenants, materially incorrect representations, cross-default, bankruptcy and change of control.
2021 CapEx and Financing Activities
We expect our 2021 capital program to be approximately $340 to $350 million of which $310 to $320 million is allocated for D&C operations. The remaining $30 million of our capital program is designated for non-D&C items. We plan to fund our 2021 CapEx through cash flow from operations, proceeds from this offering and borrowings under our New RBL. Further, we intend to monitor conditions in the debt capital markets and may determine to issue long-term debt securities, including potentially in the near term, to fund a portion of our 2021 CapEx or refinance a portion of our existing indebtedness. We cannot predict with certainty the timing, amount and terms of any future issuances of any such debt securities.
Corporate Reorganization
Vine Energy is a Delaware corporation that was formed for the purpose of making this offering. Following this offering and the transactions related thereto, Vine Energy will be a holding company whose sole material asset will consist of membership interests in Vine Holdings. Vine Holdings will own all of the outstanding limited partnership interests in each of Vine Oil & Gas, Brix and Harvest, the operating subsidiaries through which we operate our assets, and all of the outstanding equity in each of Vine Oil & Gas GP, Brix GP and Harvest GP, the general partners of Vine Oil & Gas, Brix and Harvest, respectively. After the consummation of the transactions contemplated by this prospectus, Vine Energy will be the managing member of Vine Holdings and will control and be responsible for all operational, management and administrative decisions relating to Vine Holdings’ business and will consolidate the financial results of Vine Holdings and its subsidiaries.
In connection with this offering, (a) the Existing Owners who directly hold equity interests in Vine Oil & Gas, Vine Oil & Gas GP, Brix, Brix GP, Harvest and Harvest GP will contribute all of such equity interests to Vine Holdings in exchange for newly issued equity in Vine Holdings (the “LLC Interests”), (b) certain of the Existing Owners will contribute a portion of their LLC Interests directly or indirectly, by contribution of Blocker Entities holding LLC Interests, to Vine Energy in exchange for newly issued Class A common stock and will contribute such Class A common stock received to Vine Investment II, Brix Investment II, Harvest Investment II, Vine Investment, Brix Investment or Harvest Investment, as applicable, (c) certain of the Existing Owners will exchange the remaining portion of their LLC Interests for newly issued Vine Units and subscribe for newly issued Class B common stock of Vine Energy with no economic rights or value and will contribute such Vine Units and Class B common stock to Vine Investment, Brix Investment and Harvest Investment, as applicable, and (d) Vine Energy will contribute the net proceeds of this offering to Vine Holdings in exchange for newly issued Vine Units and a managing member interest in Vine Holdings. After giving effect to these transactions and the offering contemplated by this prospectus, (i) Vine Energy will own an approximate 52.5% interest in Vine Holdings (or 54.5% if the underwriters’ option to purchase additional shares is exercised in full), (ii) Vine Investment will own an approximate 24.1% interest in Vine Holdings and 2.1% interest in Vine Energy (or 23.1% and 2.1% if the underwriters’ option to purchase additional shares is exercised in full), (iii) Brix Investment will own an approximate 23.1% interest in Vine Holdings and 2.1% interest in Vine Energy (or 22.1% and 2.0% if the underwriters’ option to purchase additional shares is exercised in full), (iv) Harvest Investment will own an approximate 0.3% interest in Vine Holdings and less than 0.1% interest in Vine Energy (or 0.3% and less than 0.1% if the underwriters’ option to purchase additional shares is exercised in full), (v) Vine Investment II will own an approximate 14.3% interest in Vine Energy (or 13.8% if the underwriters’ option to purchase additional shares is exercised in full), (vi) Brix Investment II will own an approximate 9.4% interest in Vine Energy (or 9.8% if the underwriters’ option to purchase additional shares is exercised in full), and (vii) Harvest Investment II will own an approximate 0.2% interest in Vine Energy (or 0.1% if the underwriters’ option to purchase additional shares is exercised in full).
Each share of Class B common stock will entitle its holder to one vote on all matters to be voted on by shareholders. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.
We will enter into a Tax Receivable Agreement with Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II. This agreement generally provides for the payment by Vine Energy to Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II, respectively, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Vine Energy (a) actually realizes with respect to taxable periods ending after December 31, 2025 or (b) is deemed to realize in the event of a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Vine Energy board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (i) the tax basis increases resulting from the exchange of Vine Units and the corresponding surrender of an equivalent number of shares of Class B common stock by Vine Investment, Brix Investment and Harvest Investment, respectively, for a number of shares of Class A common stock on a one-for-one basis or, at our option, the receipt of an equivalent amount of cash pursuant to the exchange agreement, (ii) certain existing net operating loss carryforwards, disallowed interest expense carryforwards under Section 163(j) of the Code, and tax credit carryforwards attributable to the Blocker Entities previously owned by certain of the Existing Owners, and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Vine Energy will retain the benefit of the remaining 15% of these cash savings, if any. If we experience a change of control or the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. Assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment would be approximately $179 million (calculated using a discount rate equal to a per annum rate of LIBOR plus 100 basis points, applied against an undiscounted liability of approximately $208 million). “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” contains more information.

The following diagrams indicate our simplified current ownership structure and our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):
Simplified Current Ownership Structure

(1)
Blackstone owns 99.3% of Vine Oil & Gas GP, 97.0% of Brix GP and 94.2% of Harvest GP. Blackstone holds its ownership in Vine Oil & Gas through funds separate from the funds in which it holds its ownership in Brix and Harvest, which are not consolidated by a common parent. Therefore, Vine Oil & Gas is not considered under common control with Brix GP and Harvest GP for financial reporting purposes.

(2)
Certain Management Members own 0.7% of Vine Oil & Gas GP, 3.0% of Brix GP and 5.8% of Harvest GP.

Simplified Ownership Structure After Giving Effect to this Offering

(1)
Includes Vine Investment, Brix Investment and Harvest Investment, which includes the respective amount of Class A common stock purchased in this offering.

(2)
Includes Vine Investment II, Brix Investment II and Harvest Investment II, which includes the respective amount of Class A common stock purchased in this offering.

(3)
Vine Holdings owns 100% of Brix GP, Harvest GP and Vine Oil & Gas GP. Brix GP is the general partner of Brix, Harvest GP is the general partner of Harvest and Vine Oil & Gas GP is the general partner of Vine Oil & Gas.

Our Principal Stockholders
Following the completion of this offering and our corporate reorganization, Blackstone and Management Members will in the aggregate own 8.0% of our Class A common stock and 100% of our Class B common stock through the Vine Energy Investment Vehicles, representing approximately 51.8% of the voting power of Vine Energy (49.5% if the underwriters’ option to purchase additional shares is exercised in full), and 46.5% of our Class A common stock through the Vine Energy Investment II Vehicles, representing 24.3% of the voting power of Vine Energy (23.3% if the underwriters’ option to purchase additional shares is exercised in full). The Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles are controlled by Blackstone, our private equity sponsor.
Blackstone is one of the world’s leading investment firms. Blackstone seeks to create positive economic impact and long-term value for its investors, the companies it invests in, and the communities in which it works. Blackstone does this by using extraordinary people and flexible capital to help companies solve problems.

Blackstone’s asset management businesses, with $619 billion in assets under management, include investment vehicles focused on private equity, real estate, public debt and equity, non-investment grade credit, real assets and secondary funds, all on a global basis.
Blackstone Energy Partners is Blackstone’s energy-focused private equity business, with a successful record built on our industry expertise and partnerships with exceptional management teams. Blackstone private equity has invested more than $18 billion of equity globally across a broad range of sectors within the energy industry.
Emerging Growth Company Status
We are an “emerging growth company” as defined in the JOBS Act. For as long as we are an emerging growth company, unlike other public companies that do not meet those qualifications, we are not required to:
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provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of SOX;

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provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations in a registration statement on Form S-1;

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comply with any new requirements adopted by PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

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provide certain disclosure regarding executive compensation required of larger public companies or hold shareholder advisory votes on executive compensation required by the Dodd-Frank Act; or

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obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:
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the last day of the year in which we have $1.07 billion or more in annual revenue;

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the date on which we become a “large accelerated filer” (which means the year-end at which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

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the date on which we issue more than $1 billion of non-convertible debt securities over a three-year period; and

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the last day of the year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file or furnish in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company.
Corporate Information
Our principal executive offices are located at 5800 Granite Parkway, Suite 550, Plano, Texas 75024, and our telephone number at that address is (469) 606-0540. Our website is located at www.vineog.com. We expect to make our periodic reports and other information filed with or furnished to the SEC available free of charge through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on, or otherwise accessible through, our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering
Class A common stock offered by us
21,500,000 shares (or 24,725,000 shares, if the underwriters exercise in full their option to purchase additional shares).
Class A common stock to be outstanding after the offering
37,806,386 shares (or 41,031,386 shares, if the underwriters exercise in full their option to purchase additional shares).
Option to purchase additional shares
We have granted the underwriters a 30 day option to purchase up to an aggregate of 3,225,000 additional shares of our Class A common stock.
Class B common stock to be outstanding immediately after completion of this offering
34,227,870 shares, or one share for each Vine Unit held by the Vine Unit Holders immediately following this offering. Class B shares are non-economic. When a Vine Unit is exchanged for a share of Class A common stock, a corresponding share of Class B common stock will be surrendered.
Use of proceeds
We expect to receive approximately $280.8 million of net proceeds from the sale of the Class A common stock offered by us (or approximately $323.7 million, if the underwriters exercise in full their option to purchase additional shares) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering and borrowings under our New RBL to repay in full and terminate each of the RBL and the Brix Credit Facility. “Use of Proceeds” contains additional information regarding our intended use of proceeds from this offering.
Share Allocation
The Vine Energy Investment Vehicles and Vine Energy Investment II Vehicles (the “Investment Vehicles”), have agreed to purchase an aggregate of 4,285,714 shares of Class A common stock. The underwriters will not receive any underwriting discount or commission on the sale of any shares to Blackstone or its affiliates. The number of shares of Class A common stock available for sale to the general public was reduced by such purchases.
After giving effect to this offering, including such purchases, the Investment Vehicles, and as a result Blackstone, will beneficially own approximately 76% of the combined voting power of our Class A and Class B common stock (or 66%, if the underwriters exercise in full their option to purchase additional shares.
Conflicts of Interest
Each of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC is a lender under the RBL and, as such, is expected to receive in excess of 5% of the offering proceeds. Furthermore, affiliates of Blackstone Securities Partners L.P. will own in excess of 10% of our issued and outstanding Class A common stock. Because each of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Blackstone Securities Partners L.P. is an underwriter in this offering, it is deemed to have a “conflict of interest” under Rule 5121 (“Rule 5121”) of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Due to certain of these conflicts of interest, Rule 5121 requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Citigroup Global Markets Inc. has agreed to act as a qualified independent underwriter for this offering. Citigroup Global Markets Inc. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Citigroup Global Markets Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.
Voting Power of Class A common stock after giving effect to this offering
52.4% or (or 100% if all outstanding Vine Units held by the Vine Unit Holders are exchanged, along with a corresponding number of shares of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis).
Voting Power of Class B common stock after giving effect to this offering
47.6% or (or 0% if all outstanding Vine Units held by the Vine Unit Holders are exchanged, along with a corresponding number of shares of our Class B common stock, for newly issued shares of Class A common stock on a one-for-one basis).
Voting rights
The Vine Energy Investment Vehicles, which will be owned by the Existing Owners, will hold all of the outstanding shares of our Class B common stock. Each share of Class B common stock will entitle its holder to one vote on all matters to be voted on by shareholders generally. After giving effect to the shares issued pursuant to this offering, Vine Energy Investment II Vehicles, which will be owned by the Existing Owners, will hold 46.5% (or 42.8% if the underwriters’ option is exercised in full) of the outstanding shares of our Class A common stock. The Class A common stock will be voting stock and entitle each holder to one vote per share of Class A common stock. “Description of Capital Stock” contains more information.
Dividend policy
We currently do not pay a cash dividend to holders of our Class A common stock and certain of our debt agreements place certain restrictions on our ability to pay cash dividends on our Class A common stock. “Dividend Policy” includes additional information. However to the extent our free cash flow generation results in a decrease in our overall leverage in the future, we may revisit our dividend policy and declare cash dividends on our Class A common stock.
Listing and trading symbol
We have been approved to list our Class A common stock on the New York Stock Exchange (the “NYSE”) under the symbol “VEI.”
Exchange rights of Vine Unit Holders
In connection with the completion of this offering, we will enter into an exchange agreement with the entities that comprise the Vine Energy Investment Vehicles and Vine Holdings so that the Vine Energy Investment Vehicles may (subject to the terms of the exchange agreement) exchange their Vine Units, along with surrendering a corresponding number of shares of our Class B common stock, for shares of Class A common stock of Vine Energy on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications, or, at our option, an equivalent amount of cash (the “Exchange Right”). “Certain Relationships and Related Party Transactions — Exchange Agreement” contains more information.
Tax receivable agreement
Future exchanges of Vine Units for shares of Class A common stock are expected to result in increases in the tax basis of the tangible and intangible assets of Vine Holdings. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation, depletion and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. In addition, we have acquired certain tax attributes attributable to the Blocker Entities previously owned by certain of the Existing Owners. Such increased deductions and losses and reduced gains, as well as such tax attributes, may reduce the amount of tax that we would otherwise be required to pay in the future. Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II. This agreement generally provides for the payment by Vine Energy to Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II, respectively, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Vine Energy (a) actually realizes with respect to taxable periods ending after December 31, 2025 or (b) is deemed to realize in the event of a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Vine Energy board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (i) the tax basis increases resulting from the exchange of Vine Units and the corresponding surrender of an equivalent number of shares of Class B common stock by Vine Investment, Brix Investment and Harvest Investment, respectively, for a number of shares of Class A common stock on a one-for-one basis or, at our option, the receipt of an equivalent amount of cash pursuant to the exchange agreement, (ii) certain existing net operating loss carryforwards, disallowed interest expense carryforwards under Section 163(j) of the Code, and tax credit carryforwards attributable to the Blocker Entities previously owned by certain of the Existing Owners, and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Vine Energy will retain the benefit of the remaining 15% of these cash savings, if any. If we experience a change of control or the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” contains more information.

The information above excludes 5,462,740 shares of Class A common stock reserved for issuance under our long-term incentive plan that we intend to adopt in connection with the completion of this offering.
Summary of Risk Factors
An investment in our securities involves a high degree of risk. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may materially adversely affect our business, financial condition and operating results. In that event, the trading price of our securities could decline, and you could lose all or part of your investment. Such risks include, but are not limited to:
•
Natural gas prices are volatile. A reduction or sustained decline in prices may adversely affect our business, financial condition or results of operations and our ability to meet our financial commitments.

•
Past performance by our management team or their respective affiliates may not be indicative of future performance of an investment in us.

•
The widespread outbreak of an illness, pandemic or any other public health crisis may have material adverse effects on our business, financial position, results of operations and/or cash flows.

•
Our business strategy includes continued use of advancements in horizontal D&C techniques, which involve risks and uncertainties in their application.

•
Our revenue will ultimately depend on our ability to transport our gas to various sales points.

•
We may be unable to generate sufficient cash to service all of our indebtedness and financial commitments.

•
Reserve estimates depend on many assumptions that may turn out to be inaccurate.

•
Our drilling locations are scheduled out over many years, making them susceptible to uncertainties regarding the timing or likelihood of their development. In addition, we may lack sufficient capital necessary to develop our drilling locations.

•
Our operations are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities that could exceed current expectations.

•
Federal and state legislative and regulatory initiatives regarding hydraulic fracturing and related activities, as well as governmental reviews of such activities, could increase our costs of doing business, result in additional operating restrictions or delays, limit the areas in which we can operate and reduce our natural gas production, which could adversely impact our production and business.

•
We may incur substantial losses and be subject to substantial liability claims as a result of our operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.

•
Competition in the natural gas industry is intense, making it more difficult for us to acquire properties, market natural gas and secure trained personnel.

•
Our hedging activities could result in financial losses or reduce our income.

•
We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Vine Holdings and we are accordingly dependent upon distributions from Vine Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

•
We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.

•
If Vine Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Vine Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax

Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.
•
In certain circumstances, Vine Holdings will be required to make tax distributions to us and the Vine Unit Holders, and the tax distributions that Vine Holdings will be required to make may be substantial.

•
The Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles will collectively hold a substantial majority of our common stock.

•
We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and could rely on exemptions from certain corporate governance requirements.

Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information
The following table shows summary historical financial information of our accounting predecessor, Vine Oil & Gas, and summary unaudited pro forma condensed combined financial information for the periods and as of the dates indicated.
The summary historical financial information as of and for the years ended December 31, 2020 and 2019 was derived from the audited historical financial statements of our predecessor, Vine Oil & Gas, included elsewhere in this prospectus.
The summary unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2020 been prepared to give pro forma effect to (i) the reorganization transactions described under “Corporate Reorganization,” including the business combination of Brix and Harvest with Vine Oil & Gas, and (ii) this offering and the application of the net proceeds from this offering, as if the reorganization and offering transactions had been completed on January 1, 2020. The summary unaudited pro forma condensed combined balance sheet as of December 31, 2020 has been prepared to give pro forma effect to these transactions as if they had been completed on December 31, 2020. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed combined financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization and this offering been consummated on the dates indicated, and do not purport to be indicative of our financial position or results of operations as of any future date or for any future period.
“Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and the historical financial statements included elsewhere in this prospectus contain additional information to be read in conjunction with the following information.
	Vine Oil & Gas		Vine Pro Forma
	As of and for the Year Ended December 31,		As of and for the Year Ended December 31, 2020
	2020	2019
	(in thousands, except share and per share data)
Statements of Operations Information:
Revenue:
Natural gas sales	$418,877	$445,589	$571,144
Realized gain on commodity derivatives	123,875	39,679	161,918
Unrealized gain (loss) on commodity derivatives	(164,077)	101,239	(204,552)
Total revenue	378,675	586,507	528,510
Operating Expenses:
Lease operating	47,911	46,247	65,639

	Vine Oil & Gas		Vine Pro Forma
	As of and for the Year Ended December 31,		As of and for the Year Ended December 31, 2020
	2020	2019
	(in thousands, except share and per share data)
Gathering and treating	76,770	37,955	101,974
Production and ad valorem taxes	15,620	18,539	18,335
General and administrative	7,448	7,842	15,116
Monitoring fee	7,541	7,011	—
Depletion, depreciation and accretion	347,652	327,659	392,038
Exploration	167	886	193
Strategic	2,182	853	2,182
Severance	326	—	447
Write-off of deferred IPO expenses	5,787	2,825	5,787
Total operating expenses	511,404	449,817	601,711
Operating Income	(132,729)	136,690	(73,201)
Interest expense	(119,248)	(112,198)	(116,589)
Income Before Income Taxes	(251,977)	24,492	(189,790)
Income tax provision	(217)	(496)	(217)
Net Income	$(252,194)	$23,996	$(190,007)
Net income attributable to non-controlling interests			(90,253)
Net Income Attributable to Vine Energy Inc.			$(99,754)
Net Income per Share:
Basic			$(2.64)
Diluted			$(2.64)
Weighted Average Shares Outstanding:
Basic			37,806,386
Diluted			37,806,386
Balance Sheet Information:
Cash and cash equivalents	$15,517	$18,286	$33,177
Total natural gas properties, net	1,342,354	1,435,976	1,791,480
Total assets	1,467,763	1,658,100	1,952,648
Total debt	1,224,741	1,218,558	1,072,722
Total equity(1)	10,061	292,255	612,134
Statements of Cash Flows Information:
Net cash provided by operating activities	$295,174	$270,699
Net cash used in investing activities	(252,378)	(281,193)
Net cash provided by (used in) financing activities	(45,565)	7,750
Other Financial Information:
Adjusted EBITDAX(2)	$384,713	$338,571	$529,249
Levered free cash flow(2)	$42,796	$(10,494)

(1)
Pro forma total equity as of December 31, 2020 includes $290.0 million of non-controlling interests related to the Vine Energy Investment Vehicles.

(2)
Adjusted EBITDAX and levered free cash flow are not financial measures calculated in accordance with GAAP. We believe these measures provide important perspective regarding our operating results and liquidity, as applicable. “Prospectus Summary — Non-GAAP Financial Measures” contains a description of each of these measures and a reconciliation to the most directly comparable GAAP measure.

Non-GAAP Financial Measures
Adjusted EBITDAX
We define Adjusted EBITDAX as our net income before interest expense, income taxes, depreciation, depletion and accretion, unrealized gains and losses on commodity derivatives, exploration expense, strategic expense, and other non-cash operating items.
We believe Adjusted EBITDAX is a useful performance measure because it allows for an effective evaluation of our operating performance when compared against our peers, without regard to our financing methods, corporate form or capital structure. We exclude the items listed above in arriving at Adjusted EBITDAX to reflect the substantial variance in practice from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered as an alternative to, or more meaningful than, net income determined in accordance with GAAP. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are reflected in Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of Adjusted EBITDAX may not be identical to other similarly titled measures of other companies.
The following table presents a reconciliation of Adjusted EBITDAX to net income, our most directly comparable financial measure calculated and presented in accordance with GAAP.
Levered Free Cash Flow
We define levered free cash flow as the amount of money we have remaining after paying our financial obligations related to investing activities prior to considering any funds received from or paid for financing activities. We calculate levered free cash flow as operating cash flow less investing cash flow.
We believe that levered free cash flow is a useful performance measure as it provides the amount of cash we generated after capital expenditures and any proceeds received from asset sales, prior to any proceeds received from or used in financing activities. While levered free cash flow is not a GAAP measure, it is derived from two GAAP measures, operating cash flow and investing cash flow but should not be considered as an alternative to, or more meaningful than, operating cash flow or investing cash flow determined in accordance with GAAP. Our computation of levered free cash flow may not be identical to other similarly titled measures of other companies.

	Vine Oil & Gas		Vine Pro Forma
	For the Year Ended December 31,		For the Year Ended December 31, 2020
	2020	2019
	(in thousands)
Net income	$(252,194)	$23,996	$(190,007)
Interest expense	119,248	112,198	116,589
Income tax provision	217	496	217
Depletion, depreciation and accretion	347,652	327,659	392,038
Unrealized gain (loss) on commodity derivatives	164,077	(101,239)	204,552
Exploration	167	886	193
Non-cash G&A	(182)	(18)	(182)
Strategic	2,182	853	2,182
Non-cash write-off of deferred IPO expenses	5,787	2,825	5,787
Severance	326	—	447
Non-cash volumetric and production adjustment to gas gathering liability	(2,567)	(29,085)	(2,567)
Adjusted EBITDAX	$384,713	$338,571	$529,249
Operating cash flow	$295,174	$270,699
Investing cash flow	(252,378)	(281,193)
Levered free cash flow	$42,796	$(10,494)
Summary Reserve, Production and Operating Data
Summary Reserve Data
The following tables summarize estimated proved reserves based on reports prepared by Von Gonten, our independent reserve engineer. All of these reserve estimates were prepared in accordance with the SEC’s rule regarding reserve reporting currently in effect, except that the table which provides our reserves at “strip pricing” uses pricing based on NYMEX futures prices. The information in the following tables does not give any effect to or reflect our commodity hedge portfolio. “Business — Our Operations — Reserve Data” contains additional information about our reserves.
Summary of Proved Reserves as of December 31, 2020 Based on SEC Pricing
The following table provides the estimated proved reserves of Vine Oil & Gas, Brix and Harvest on a combined basis as of December 31, 2020 based on SEC pricing.
	Vine Oil & Gas	Vine Pro Forma
	At December 31, 2020(1)(2)	At December 31, 2020(1)(2)
Natural gas (MMcf)	1,802,118	2,313,499
Total proved developed reserves (MMcf)	446,243	590,160
Percent proved developed	25%	26%
Total proved undeveloped reserves (MMcf)	1,355,875	1,723,339

(1)
Our reserve information reflects an assumed 30-year reserve life.

(2)
Our estimated proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. As of December 31, 2020, the SEC Price Deck was

$1.99 per MMBtu (Henry Hub Price) for natural gas. In determining our reserves, the SEC Price Deck was adjusted for basis differentials and other factors affecting the prices we receive, which yielded a price of $1.73 per Mcf. “Business — Our Operations — Reserve Data — Adjusted Index Prices Used in Reserves Calculations” below contains the adjusted realized prices under strip pricing.
Sensitivity of Proved Reserves Based on Future Strip Pricing
The following table provides our estimated proved reserves of Vine Oil & Gas, Brix and Harvest on a combined basis as of December 31, 2020, using NYMEX strip prices as of market close on December 31, 2020. We have included this reserve sensitivity in order to provide a measure that is more reflective of the fair value of our assets and the cash flows that we expect to generate from those assets. The historical 12-month pricing average in our 2020 disclosures above does not reflect the prevailing gas futures. We believe that the forward-looking nature of strip pricing provides investors with a more meaningful measure of value and enhances their ability to make decisions regarding their investment in us. In addition, we believe strip pricing provides relevant and useful information because it is widely used by investors in our industry as a basis for comparing the relative size and value of our proved reserves to our peers and in particular addresses the impact of differentials compared with our peers. Our estimated net proved reserves based on NYMEX futures were otherwise prepared on the same basis as our SEC reserves for the comparable period.
Actual future prices may vary significantly from the NYMEX prices on December 31, 2020. Actual revenue and value generated may be more or less than the amounts disclosed. “Risk Factors” contains more information regarding the uncertainty associated with price and reserve estimates.
	Vine Oil & Gas	Vine Pro Forma
	Strip Pricing(1)	Strip Pricing(1)
Estimated proved reserves at NYMEX Strip Pricing
Natural gas (MMcf)	2,364,510	3,151,073
Total proved developed reserves (MMcf)	491,769	643,352
Percent proved developed	21%	20%
Total proved undeveloped reserves (MMcf)	1,872,741	2,507,721

(1)
Prices were in each case adjusted for basis differentials and other factors affecting the prices we receive. Our NYMEX futures based reserves were determined using index prices for natural gas, without giving effect to derivative transactions. “Business — Our Operations — Reserve Data — Adjusted Index Prices Used in Reserve Calculations” contains the adjusted realized prices under strip pricing.

Select Production and Operating Statistics
The following table sets forth information regarding production, revenues and realized prices, and production costs for the years ended December 31, 2020 and 2019, for Vine Oil & Gas and on a pro forma basis giving effect to the reorganization and business combination transactions described under “Corporate Reorganization.” For additional information on price calculations, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	Vine Oil & Gas		Vine Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020
Production data:
Natural gas (MMcf)	240,869	200,214	326,510
Average daily production (MMcfd)	658	549	892
Average sales prices per Mcf:
Before effects of realized derivatives	$1.74	$2.23	$1.75
After effects of realized derivatives	$2.25	$2.42	$2.25

	Vine Oil & Gas		Vine Pro Forma
	Year Ended December 31,		Year Ended December 31,
	2020	2019	2020
Costs per Mcf:
Lease operating	$0.20	$0.23	$0.20
Gathering and treating	0.32	0.19	0.31
Production and ad valorem taxes	0.06	0.09	0.06
Depreciation, depletion and accretion	1.44	1.64	1.20
General and administrative	0.03	0.04	0.05
Monitoring fee	0.03	0.04	—
Exploration	—	—	—
Strategic	0.01	—	0.01
Write-off of deferred IPO costs	0.02	0.01	0.02
Total	$2.11	$2.24	$1.85

RISK FACTORS
Investing in our Class A common stock involves risks. The information in this prospectus should be considered carefully, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements,” and the following risks before making an investment decision. The risks and uncertainties described below are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also materially affect our business. The occurrence of any of the following risks or additional risks and uncertainties that are currently immaterial or unknown could materially and adversely affect our business, financial condition, liquidity, results of operations, cash flows or prospects. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.
Risks Related to Our Business
Natural gas prices are volatile. A reduction or sustained decline in prices may adversely affect our business, financial condition or results of operations and our ability to meet our financial commitments.
Prevailing natural gas prices heavily influence our revenue, profitability, access to capital, growth rate and value of our properties. Further, although we do not produce oil, to the extent oil prices rise considerably, the cost of services we incur may also increase. As a commodity, gas prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the natural gas market has been volatile. Prices for domestic natural gas have been pressured. Our revenue, profitability and future growth are highly dependent on the prices we receive for our natural gas production, and the levels of our production, depend on numerous factors beyond our control. These factors include the following:
•
worldwide and regional economic conditions impacting the global supply of and demand for natural gas, including the economic impacts of the COVID-19 virus;

•
the actions of OPEC, its members and other state-controlled oil companies relating to oil price and production controls;

•
the level of global exploration and production;

•
the level of global oil and gas inventories;

•
prevailing prices on local price indexes in the areas in which we operate and expectations about future commodity prices;

•
extent of natural gas production associated with increased oil production;

•
the proximity, capacity, cost and availability of gathering and transportation facilities;

•
localized and global supply and demand fundamentals and transportation availability;

•
weather conditions across North America and, increasingly due to LNG, across the globe;

•
technological advances affecting energy consumption;

•
speculative trading in natural gas markets;

•
end-user conservation trends;

•
petrochemical, fertilizer, ethanol, transportation supply and demand balance;

•
the price and availability of alternative fuels;

•
domestic, local and foreign governmental regulation and taxes; and

•
liquefied petroleum products supply and demand balances.

If commodity prices decrease or we experience widening of basis differentials, our cash flows and refinancing ability will be reduced. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our reserves as existing reserves are depleted. Lower commodity prices may also reduce the amount of natural gas that we can produce economically. Additionally, a significant portion of our projects could become uneconomic and require us to abandon or postpone our planned drilling, which could result in downward adjustments to our estimated proved reserves. As a result, a reduction or sustained decline in natural gas prices may materially and adversely affect our financial condition, results of operations, liquidity and our ability to finance CapEx.
Our business and operations have been adversely affected by, and are expected to continue to be adversely affected by, the COVID-19 pandemic, and may be adversely affected by other similar outbreaks.
As a result of the COVID-19 pandemic or other adverse public health developments, including voluntary and mandatory quarantines, travel restrictions, and other restrictions, our operations, and those of our subcontractors and customers, have and are anticipated to continue to experience delays or disruptions and temporary suspensions of operations. In addition, our financial condition and results of operations have been and are likely to continue to be adversely affected by the COVID-19 pandemic.
The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19 on our business, which will depend on numerous evolving factors and future developments that we are not able to predict, including the length of time that the pandemic continues, its effect on the demand for natural gas, the response of the overall economy and the financial markets as well as the effect of governmental actions taken in response to the pandemic.
The timeline and potential magnitude of the COVID-19 outbreak are currently unknown. The continuation or amplification of this virus could continue to more broadly affect the United States and global economy, including our business and operations, and the demand for oil and gas. For example, the outbreak of coronavirus has resulted in a widespread health crisis that will adversely affect the economies and financial markets of many countries, resulting in an economic downturn that may affect our operating results. Other contagious diseases in the human population could have similar adverse effects. In addition, the effects of COVID-19 and concerns regarding its global spread have negatively impacted the domestic and international demand for crude oil and natural gas, which has contributed to price volatility. As the potential impact from COVID-19 is difficult to predict, the extent to which it will negatively affect our operating results, or the duration of any potential business disruption is uncertain. The magnitude and duration of any impact will depend on future developments and new information that may emerge regarding the severity and duration of COVID-19 and the actions taken by authorities to contain it or treat its impact, all of which are beyond our control.
We may be unable to obtain required capital or financing on satisfactory terms, which could lead to a decline in our production and natural gas reserves.
Our industry is capital intensive, requiring substantial CapEx to develop and acquire natural gas reserves. The actual amount and timing of our future CapEx may differ materially from our estimates as a result of, among other things, natural gas prices, actual drilling results, the availability of drilling rigs and other services and equipment, and regulatory, technological and competitive developments. A reduction or sustained decline in natural gas prices from current levels may force us to reduce our CapEx, which would negatively impact our ability to grow production. We intend to finance our CapEx through cash flow from operations and through available capacity under our New RBL; however, our financing needs may require us to alter or increase our capitalization substantially through the issuance of debt or equity securities or the sale of assets. The issuance of additional indebtedness requires compliance with the terms of our existing indebtedness and would require us to incur additional interest and principal, which may affect our ability to fund working capital, CapEx and acquisitions.
Our cash flow from operations and access to capital are subject to many factors, including:
•
our proved reserves;

•
the volume of natural gas we are able to produce from existing wells;

•
the prices at which our production is sold;

•
our ability to acquire, locate and produce new reserves;

•
the extent and levels of our derivative activities;

•
the levels of our operating expenses; and

•
our ability to access the capital markets.

If our cash flow decreases as a result of lower natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to fund our planned CapEx or operations. If additional capital is needed, we may not be able to obtain financing on terms acceptable to us, if at all.
Our business strategy includes continued use of advancements in horizontal D&C techniques, which involve risks and uncertainties in their application.
Our current and future operations involve utilizing some of the latest D&C techniques. While developing our wells, we face risks associated with:
•
effectively controlling downhole pressure;

•
landing and maintaining our wellbore at the desired depth in the desired drilling zone;

•
running our casing the entire length of the wellbore;

•
deploying tools and other equipment consistently downhole;

•
stimulating the formation with the planned number of stages; and

•
cleaning out the wellbore after final fracture stimulation.

In addition, some of the techniques may cause irregularities or interruptions in existing production due to offset wells being shut in. If our actual results are less than anticipated, it may trigger reduced cash flow and impairment of our properties.
Our industry requires us to navigate many uncertainties that could adversely affect our financial condition and results of operations.
Our financial condition and results of operations depend on the success of our development and acquisition activities, which are subject to numerous risks beyond our control, including the risk that development will not result in commercially viable production or uneconomic results or that various characteristics of the drilling process or the well will cause us to abandon the well prior to fully producing commercially viable quantities.
Our decisions to purchase, explore or develop properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. “— Reserve estimates depend on many assumptions that may turn out to be inaccurate” contains additional information regarding this risk. In addition, our actual development cost for a well could significantly exceed planned levels.
Further, many factors may curtail, disrupt, delay or cancel our scheduled drilling projects and ongoing operations, including the following:
•
reductions or sustained declines in natural gas prices;

•
regulatory compliance, including limitations on wastewater disposal, discharge of greenhouse gases and hydraulic fracturing;

•
geological formation irregularities and pressures;

•
shortages of or delays in obtaining equipment, supplies and qualified personnel;

•
equipment failures, accidents or other unexpected operational events;

•
gathering facilities’ capacity or delays in construction of new gathering facilities;

•
capacity on transmission pipelines or our inability to make our gas meet quality specifications for such pipeline;

•
environmental hazards, such as natural gas leaks, pipeline and tank ruptures and unauthorized discharges of brine and other fluids, toxic gases or other pollutants;

•
stockholder activism or activities by others to restrict exploration, development and production of oil and natural gas;

•
natural disasters including regional flooding and hurricanes;

•
adverse weather conditions;

•
compliance with environmental and other governmental or contractual requirements;

•
availability of financing at acceptable terms; and

•
title issues.

Any of these risks can cause substantial losses, including personal injury or loss of life, damage to property, reserves and equipment, pollution, environmental contamination and regulatory penalties.
Our operations are concentrated in the Haynesville Basin of Northwest Louisiana, making us vulnerable to risks associated with operating in a limited geographic area.
All of our producing properties are geographically concentrated in the north western Haynesville Basin. As a result, we may be disproportionately exposed to various factors, including, among others: (i) the impact of regional supply and demand factors, (ii) delays or interruptions of production from wells in such areas caused by governmental regulation, (iii) processing or transportation capacity constraints, (iv) market limitations, (v) availability of equipment and personnel, (vi) water shortages or other drought related conditions or (vii) interruption of the processing or transportation natural gas. This concentration in a limited geographic area also increases our exposure to changes in local laws and regulations, certain lease stipulations designed to protect wildlife and unexpected events that may occur in the regions such as natural disasters, seismic events, industrial accidents or labor difficulties. Any one of these factors has the potential to cause producing wells to be shut-in, delay operations, decrease cash flows, increase operating and capital costs and prevent development of lease inventory before expirations. Any of the risks described above could have a material adverse effect on our business, financial condition, results of operations and cash flow.
Our revenue will ultimately depend on our ability to transport our gas to various sales points.
We do not own or control third-party transportation facilities (i.e. gas transport pipelines) and our access to them may be limited or denied, because we do not have contracts for firm transportation. We currently sell our gas at the tailgate of our gatherer’s treating plants. The purchasers of our gas are typically parties who hold firm transportation and who, after taking possession of our gas, use it to fulfill their volume commitments. Today, there is ample transportation capacity, and there are ample holders of firm transportation who are willing to engage in the types of arrangements we use. If demand for transportation surged or if parties holding firm transport satisfied volume commitments with their own or others’ gas, we may be unable to sell our gas, which would materially and adversely affect our financial condition and results of operations.
We may be unable to generate sufficient cash to service all of our indebtedness and financial commitments.
Our ability to make scheduled payments on or to refinance our indebtedness and financial commitments depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions including financial, business and other factors beyond our control. We may be unable to generate sufficient cash flow to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund debt and other obligations, we may be forced to reduce or delay CapEx, sell assets, seek additional capital or restructure our indebtedness. Our ability to restructure or refinance indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of indebtedness could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to service our debt would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness. If we face substantial liquidity problems, we might be required to sell assets to meet debt and other obligations. Our debt restricts our ability to dispose of assets and dictates our use of the proceeds from such disposition. We may not be able to consummate dispositions, and the proceeds of any such disposition may be inadequate to meet obligations.
We may be unable to access adequate funding as a result of a decrease in borrowing base due to an unwillingness or inability on the part of lending counterparties to meet their funding obligations and the inability of other lenders to provide additional funding to cover a defaulting lender’s portion. As a result, we may be unable to execute our development plan, make acquisitions or otherwise conduct operations, which would have a material adverse effect on our financial condition and results of operations.
Restrictions associated with our debt agreements could limit our growth and our ability to engage in certain activities.
Our debt agreements contain a number of significant covenants that may limit our ability to, among other things:
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incur additional indebtedness;

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sell or convey assets;

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make loans to or investments in others;

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enter into mergers;

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make certain payments;

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hedge future production or interest rates;

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incur liens;

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pay dividends; and

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engage in certain other transactions without the prior consent of the lenders.

In addition, our RBL and our Second Lien Credit Facility requires us and our New RBL will require us to maintain certain financial ratios. We may also be prevented from taking advantage of business opportunities that arise because of the limitations that the restrictive covenants impose on us.
If we fail to comply with the restrictions and covenants in our debt agreements, there could be an event of default under the terms of such agreements, which could result in an acceleration of payment.
A breach of any representation, warranty or covenant in any of our debt agreements would result in a default under the applicable agreement after any applicable grace periods. A default could result in acceleration of the indebtedness which would have a material adverse effect on us. If an acceleration occurs, it would likely accelerate all of our indebtedness through cross-default provisions and we would likely be unable to make all of the required payments to refinance such indebtedness. Even if new financing were available at that time, it may not be on terms that are acceptable to us.
Reserve estimates depend on many assumptions that may turn out to be inaccurate.
The process of estimating natural gas reserves is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of our reserves.
In order to prepare reserve estimates, we project production rates, timing and pace of development. We must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as D&C costs, operating costs, and production and ad valorem taxes.
Actual future production revenue, taxes, development costs and operating expenses will vary from our estimates. In addition, we may adjust reserve estimates to reflect production history, changes in existing commodity prices and other factors, many of which are beyond our control.

We do not believe that the present value of future net revenue from our reserves calculated in accordance with the method prescribed by the SEC is the current market value of our reserves. We generally base the estimated value of our properties on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in current estimates.
Our drilling locations are scheduled out over many years, making them susceptible to uncertainties regarding the timing or likelihood of their development. In addition, we may lack sufficient capital necessary to develop our drilling locations.
We have a multi-year development plan. These to-be-developed drilling locations represent a significant part of our growth strategy. Our ability to develop these drilling locations depends on a number of uncertainties, including natural gas prices, the availability and cost of capital, drilling and production costs, availability of services and equipment, gathering system and pipeline transportation constraints, regulatory approvals and other factors. In addition, we will require significant capital over a prolonged period in order to develop these drilling locations, and we may not be able to raise, generate or maintain the capital required to do so. Because of these uncertainties, we cannot be certain that all drilling locations may be developed successfully.
We may incur losses as a result of title defects in the properties in which we invest.
The existence of a material title deficiency can render a lease worthless. In the course of acquiring the rights to develop natural gas, we typically execute a lease agreement with payment to the lessor subject to title verification. In many cases, we incur the expense of retaining lawyers to verify the rightful owners of the gas interests prior to payment of such lease bonus to the lessor. There is no certainty, however, that a lessor has valid title to their lease’s gas interests. In those cases, such leases are generally voided and payment is not remitted to the lessor. As such, title failures may result in fewer net acres to us. Prior to the drilling of a natural gas well, however, it is the normal practice in our industry for the person or company acting as the operator of the well to obtain a preliminary title review to ensure there are no obvious defects in title to the well. Frequently, as a result of such examinations, certain curative work must be done to correct defects in the marketability of the title, and such curative work entails expense. Our failure to cure any title defects may delay or prevent us from utilizing the associated mineral interest, which may adversely impact our ability in the future to increase production and reserves. Accordingly, undeveloped acreage has greater risk of title defects than developed acreage. If there are any title defects or defects in assignment of leasehold rights in properties in which we hold an interest, we will suffer a financial loss.
Unless we replace our reserves with new reserves, our production will decline, which would adversely affect our future cash flows and results of operations.
Developed natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. We must conduct ongoing development activities to avoid declines in our proved reserves and production. Our future natural gas reserves and production, and therefore our future cash flow and results of operations, are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves. We may not be able to develop, find or acquire sufficient additional reserves to replace our current and future production. If we are unable to replace our current and future production, the value of our reserves will decrease, and our business, financial condition and results of operations would be adversely affected.
The credit risk of financial institutions could adversely affect us.
We have entered into transactions with counterparties in the financial services industry, including commercial banks, investment banks, insurance companies and other institutions. These transactions expose us to credit risk in the event of default of our counterparty. Deterioration in the credit markets may impact the credit ratings of our current and potential counterparties and affect their ability to fulfill their existing obligations to us and their willingness to enter into future transactions with us. If any lender under the RBL or the New RBL is unable to fund its commitment, our liquidity will be reduced by an amount up to the aggregate amount of such lender’s commitment under the RBL or the New RBL, respectively.

The failure of our hedge counterparties, significant customers or working interest holders to meet their obligations to us may adversely affect our financial results.
Our hedging transactions expose us to the risk that a counterparty fails to perform under a derivative contract. Disruptions in the financial markets could lead to sudden decreases in a counterparty’s liquidity, which could make them unable to perform under the terms of the derivative contract and we may not be able to realize the benefit of the derivative contract. Any default by the counterparty to these derivative contracts when they become due would have a material adverse effect on our financial condition and results of operations.
We also face credit risk through joint interest receivables and the sale of our natural gas production. Joint interest receivables arise from billing entities who own partial interest in the wells we operate. We are also subject to credit risk due to concentration of our natural gas receivables with several significant customers. We do not require our customers to post collateral. The inability or failure of our significant customers or working interest holders to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results.
We may not be able to enter into commodity derivatives on favorable terms or at all.
We enter into financial commodity derivative contracts to mitigate financial risk caused by changes to market factors. This helps reduce potential negative effects of reductions in gas prices but also reduces our ability to benefit from increases in gas prices. Moreover, our Second Lien Term Loan requires us to have 70% of our total expected production hedged 24 months forward. However, we currently rely on fewer than ten counterparties with whom we have negotiated operative hedging documents. We have, at times, been unable to secure sufficient capacity with these counterparties, even when markets reached a level at which we would have been willing to transact. If we are unable to maintain sufficient hedging capacity with our counterparties, we could have greater exposure to changes in commodity prices and interest rates, which could have a material adverse impact on our business, financial condition and results of operations.
Increased attention to environmental, social and governance (“ESG”) matters may impact our business.
Increasing attention to climate change, increasing societal expectations on companies to address climate change, increasing investor and societal expectations regarding voluntary ESG disclosures, and potential increasing consumer demand for alternative forms of energy may result in increased costs, reduced demand for our products, reduced profits, increased investigations and litigation, and negative impacts on our access to capital markets. Increasing attention to climate change, for example, may result in demand shifts for oil and natural gas products and additional governmental investigations and private litigation against the company. To the extent that societal pressures or political or other factors are involved, it is possible that such liability could be imposed without regard to the company’s causation of or contribution to the asserted damage, or to other mitigating factors.
In addition, organizations that provide information to investors on corporate governance and related matters have developed ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ESG ratings and recent activism directed at shifting funding away from companies with energy-related assets could lead to increased negative investor sentiment toward the company and our industry and to the diversion of investment to other industries, which could have a negative impact on our stock price and our access to and costs of capital. Also, institutional lenders may, of their own accord, elect not to provide funding for fossil fuel energy companies based on climate change related concerns, which could affect our access to capital for potential growth projects.
Our operations are subject to stringent environmental laws and regulations that may expose us to significant costs and liabilities that could exceed current expectations.
Our operations are subject to stringent and complex federal, state and local laws and regulations governing the release, disposal or discharge of materials into the environment, health and safety aspects of our operations, or otherwise relating to environmental protection. These laws and regulations may impose numerous obligations applicable to our operations including the acquisition of a permit before conducting regulated development activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands, habitat of protected species, and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from the ownership or operation of our oil and gas properties. Numerous governmental authorities have the power to enforce compliance with these laws and regulations and the permits issued under them. Such enforcement actions often involve taking difficult and costly compliance measures or corrective actions. We may be required to make significant capital and operating expenditures or perform remedial or other corrective actions at our wells and properties to comply with the requirements of these environmental laws and regulations or the terms or conditions of permits issued pursuant to such requirements. Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations. In addition, we may experience delays in obtaining or be unable to obtain required permits, which may delay or interrupt our operations and limit our growth and revenue. “Business — Regulation of Environmental and Occupational Safety and Health Matters” contains further description of the laws and regulations that affect us.
There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations due to our handling of petroleum hydrocarbons and other hazardous substances and wastes, as a result of air emissions and wastewater discharges related to our operations, and because of historical operations and waste disposal practices. Spills or other releases of regulated substances, including such spills and releases that occur in the future, could expose us to material losses, expenditures and liabilities under applicable environmental laws and regulations. Under certain of such laws and regulations, we could be held strictly liable for the removal or remediation of previously released hazardous materials or property contamination, regardless of whether we were responsible for the release or contamination and even if our operations met previous standards in the industry at the time they were conducted. In connection with certain acquisitions, we could acquire, or be required to provide indemnification against, environmental liabilities that could expose us to material losses. In addition, claims for damages to persons or property, including natural resources, may result from the environmental, health and safety impacts of our operations. Our insurance may not cover all environmental risks and costs or may not provide sufficient coverage if an environmental claim is made against us. Moreover, public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stringent environmental legislation and regulations applied to the crude oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly well drilling, construction, completion or water management activities or waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general in addition to our own results of operations, competitive position or financial condition. To the extent laws are enacted or other governmental action is taken that restricts development or imposes more stringent and costly operating, waste handling, disposal and cleanup requirements, our business, prospects, financial condition or results of operations could be materially adversely affected.
Federal and state legislative and regulatory initiatives regarding hydraulic fracturing and related activities, as well as governmental reviews of such activities, could increase our costs of doing business, result in additional operating restrictions or delays, limit the areas in which we can operate and reduce our natural gas production, which could adversely impact our production and business.
Hydraulic fracturing is an important and common practice that we use to stimulate production of natural gas. Hydraulic fracturing involves the injection of water, sand and chemicals under pressure to fracture the surrounding rock and stimulate production. There has been increased public concern regarding an alleged potential for hydraulic fracturing to adversely affect drinking water supplies and increase seismicity, and proposals have been made to enact separate federal, state and local legislation that would increase the regulatory burden imposed on hydraulic fracturing.
At present, hydraulic fracturing is regulated primarily at the state level, typically by state agencies. Along with several other states, Louisiana (where we conduct operations) has adopted laws and proposed regulations that require oil and natural gas operators to disclose chemical ingredients and water volumes used to hydraulically fracture wells, in addition to more stringent well construction and monitoring requirements. In addition, local governments may adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular or prohibit the performance of well drilling in general or hydraulic fracturing in particular. At the federal level, the United States Environmental Protection Agency (“EPA”) has conducted investigations that focus on potential impacts of hydraulic fracturing on drinking water resources and asserted federal regulatory authority over various activities associated with hydraulic fracturing by issuing various guidance, notices, rules and regulations.
In addition, hydraulic fracturing operations require the use of a significant amount of water. The inability to locate sufficient amounts of water, or dispose of or recycle water used in drilling and production operations, could adversely impact our operations. Moreover, new environmental initiatives and regulations could include restrictions on the ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the development or production of natural gas.
Finally, in some instances, the operation of underground injection wells for the disposal of waste has been alleged to cause earthquakes. In Oklahoma, for example, such issues have led to orders prohibiting continued injection or the suspension of drilling in certain wells identified as possible sources of seismic activity. Such concerns also have resulted in stricter regulatory requirements in some jurisdictions relating to the location and operation of underground injection wells. Although our operations are not located in those jurisdictions, any future orders or regulations addressing concerns about seismic activity from well injection in jurisdictions where we operate could affect our operations.
If new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process and disposal activities are adopted in areas where we operate, we could incur potentially significant added costs or permitting requirements to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells. “Business — Regulation of Environmental and Occupational Safety and Health Matters — Hydraulic Fracturing” contains further description of the laws and regulations relating to hydraulic fracturing that affect us.
Federal and state legislative and regulatory initiatives relating to pipeline safety could subject us to increased operational delays and costs or reduced prices.
Pursuant to federal legislative authority governing pipeline safety matters, the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) has promulgated regulations requiring pipeline operators to develop and implement integrity management programs for certain gas and hazardous liquid pipelines that may impact operators of pipelines downstream from the sales points for our product.
In addition, states have adopted regulations similar to existing PHMSA regulations for certain intrastate gas and hazardous liquid pipelines which may be more stringent than the federal requirements. These federal and state legislative and regulatory initiatives relating to pipeline safety could subject us to increased operational delays and transportation costs due to constraints on available pipeline capacity, or reduce the price purchasers are willing to pay for our product.
We are subject to risks associated with climate change.
Climate change continues to attract considerable public and scientific attention. As a result, numerous proposals have been made and are likely to continue to be made at the international, national, regional and state levels of government to monitor and limit emissions of greenhouse gases (“GHGs”). These efforts have included consideration of cap-and-trade programs, carbon taxes, GHG reporting and tracking programs, and regulations that directly limit GHG emissions from certain sources. At the federal level, no comprehensive climate change legislation has been implemented to date. The EPA has, however, adopted rules that establish permitting reviews for GHG emissions from potential major sources of certain principal pollutant emissions, which reviews could require meeting “best available control technology” standards for air emissions, as well as monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources and, together with the National Highways Transportation Safety Administration, implement GHG emissions limits on vehicles manufactured for operation in the United States. The regulation of methane emissions from the oil and gas sector has been subject to uncertainty in recent years. Prior standards were rescinded during the Trump Administration; however, the current administration has called for the reinstatement or issuance of methane emissions standards for new, modified, and existing oil and gas facilities. On an international level, the United States was one of 175 countries to sign the Paris Agreement, which requires member countries to set their own GHG emission reduction goals beginning in 2020. Although the United States had withdrawn from the Paris Agreement, the current administration has recommitted the United States to the agreement and directed the federal government to begin formulating the United States’ nationally determined emissions reduction goal under the agreement. The impacts of this order, and any legislation or regulation promulgated to fulfill the United States’ commitments under the Paris Agreement, are uncertain.
Forced emissions reductions could increase our operating costs and CapEx. Such programs could also adversely affect the demand for natural gas by increasing the cost of consuming natural gas. Additionally, on January 27, 2021, the current administration called for substantial action on climate change, including, among other things, the increased use of zero-emissions vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry, and increased emphasis on climate-related risks across agencies and economic sectors. Incentives to conserve energy or use alternative energy sources as a means of addressing climate change could also adversely affect the demand for natural gas. Additionally, various state and local governments have brought suit against various oil and natural gas companies alleging damages related to climate change or failure to properly disclose adverse climate impacts to their investors and consumers. Moreover, parties concerned about the potential effects of climate change have directed their attention at sources of funding for energy companies, which has resulted in certain financial institutions, funds and other sources of capital, restricting or eliminating their investment in oil and natural gas activities. There is also a risk that financial institutions will be required to adopt policies that have the effect of gradually curtailing the funding provided to the fossil fuel sector. Recently, the Federal Reserve announced that it has joined the Network for Greening the Financial System, a consortium of financial regulators focused on addressing climate-related risks in the financial sector. Consequently, legislation, regulation, market changes, and/or future litigation related to climate change could have an adverse effect on our business. Further, most scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of hurricanes, storms, floods and other climatic events. If any such effects were to occur, they could adversely affect or delay demand for the natural gas we produce or cause us to incur significant costs in preparing for or responding to those effects. “Business — Regulation of Environmental and Occupational Safety and Health Matters — Climate Change” contains further description of the risks associated with climate change.
We may incur substantial losses and be subject to substantial liability claims as a result of our operations. Additionally, we may not be insured for, or our insurance may be inadequate to protect us against, these risks.
Our operations are subject to risks associated with the energy industry, including the possibility of:
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environmental hazards, such as uncontrollable releases of natural gas, brine, well fluids, toxic gas or other pollution into the environment;

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abnormally pressured formations;

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mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

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fires, explosions and ruptures of pipelines;

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personal injuries and death;

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natural disasters; and

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terrorist attacks targeting natural gas and oil related facilities and infrastructure.

Any of these risks could adversely affect our operations and result in substantial loss to us for:
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injury or loss of life;

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damage to and destruction of property, natural resources and equipment;

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pollution and other environmental and natural resources damages;

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regulatory investigations and penalties;

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suspension of our operations; and

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repair and remediation costs.

In accordance with what we believe to be customary industry practice, we maintain insurance against some, but not all, of our business risks. Our insurance may not be adequate to cover any losses or liabilities we may suffer. Also, insurance may no longer be available to us or, and if it is, its availability may be at premium costs that do not justify its purchase. The occurrence of a significant uninsured claim or a claim in excess of the insurance coverage limits we maintain could have an adverse effect on our ability to conduct normal business operations and on our financial condition, results of operations or cash flows. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial condition. We may also be liable for environmental damage caused by previous owners of properties purchased by us that are not covered by insurance.
We may elect not to obtain insurance for any or all of these risks if we believe that the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event that is not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.
Properties that we decide to drill may not yield natural gas in commercially viable quantities.
Although we believe that the vast majority of our drilling locations are technically proved, any inability to develop commercially viable quantities will adversely affect our results of operations and financial condition. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively prior to drilling whether natural gas will be present in commercial quantities. We can provide no assurance that the analogies we draw from available data from other wells, more fully explored prospects or producing fields will be applicable to our drilling prospects.
In the future, we may make acquisitions that we believe complement or expand our current business. We may not be able to identify attractive acquisition opportunities or complete any such acquisition on commercially acceptable terms.
The success of any completed acquisition will depend on our ability to integrate effectively the acquisition into our existing operations. The process of integrating acquisitions may involve unforeseen difficulties and may require a disproportionate amount of our managerial and financial resources. In addition, possible future acquisitions may be larger and for purchase prices significantly higher than those paid for earlier acquisitions.
We can provide no assurance that we will be able to identify additional suitable acquisition opportunities, negotiate acceptable terms, obtain financing for acquisitions on acceptable terms or successfully acquire identified targets. Our failure to achieve consolidation savings, to integrate the acquisitions into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations.
In addition, our debt agreements impose certain limitations on our ability to enter into mergers or combination transactions and limit our ability to incur certain indebtedness, which could indirectly limit our ability to engage in acquisitions.
The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our exploration and development plans within our budget and on a timely basis.
The demand for qualified and experienced field and technical personnel to conduct our operations can fluctuate significantly, often in correlation with hydrocarbon prices. We cannot predict whether periods of high demand will exist in the future or their timing and duration. Furthermore, it is possible that oil prices may increase without a corresponding increase in natural gas prices, which could lead to increased demand and prices for supplies and personnel, and necessary equipment and services may become unavailable to us at economical prices. Any shortages in available human capital could delay or cause us to incur significant expenditures that are not provided for in our capital budget, which could have a material adverse effect on our business, financial condition or results of operations.
Competition in the natural gas industry is intense, making it more difficult for us to acquire properties, market natural gas and secure trained personnel.
Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment for acquiring properties, marketing natural gas and securing trained personnel. Also, there is substantial competition for capital available for investment in our industry. Many of our competitors possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to pay more for productive natural gas properties and exploratory prospects and to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. In addition, other companies may be able to offer better compensation packages to attract and retain qualified personnel than we are able to offer. The cost to attract and retain qualified personnel has increased may increase substantially in the future. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital, which could have a material adverse effect on our business.
The loss of senior management or technical personnel could adversely affect operations.
We depend on the services of our senior management and technical personnel. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our senior management or technical personnel could have a material adverse effect on our business, financial condition and results of operations.
Events of force majeure may limit our ability to operate our business and could adversely affect our operating results.
The weather, unforeseen events, or other events of force majeure in the areas in which we operate could cause disruptions or suspension of our operations. This suspension could result from a direct impact to our properties or result from an indirect impact by a disruption or suspension of the operations of those upon whom we rely for gathering and transportation. If disruption or suspension were to persist for a long period, our results of operations would be materially impacted.
Increases in interest rates could adversely affect our business.
We require continued access to capital. Our business and operating results can be harmed by factors such as the availability, terms of and cost of capital, increases in interest rates or a reduction in credit rating. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. Recent and continuing disruptions and volatility in the global energy capital markets may lead to a contraction in credit availability impacting our ability to finance our operations. A significant reduction in cash flows from operations or the availability of credit could materially and adversely affect our ability to achieve our planned growth and operating results.
If commodity prices decrease and our assets’ fair value is less than their carrying value, we will recognize impairments.
We periodically review the carrying value of our assets for possible impairment. Natural gas prices are a critical component to our fair value estimate of our natural gas properties. If these prices decline, we will record an impairment, which is a non-cash charge to earnings, if we determine that an asset’s carrying value exceeds its estimated fair value. Impairment expense may have a material adverse effect on our earnings.

The enactment of derivatives legislation and related regulations could have an adverse effect on our ability to use derivatives to hedge risks associated with our business.
Title VII of the Dodd-Frank Act established federal oversight and regulation of the derivatives market and of companies like us that participate in that market. The Dodd-Frank Act requires the Commodity Futures Trading Commission (“CFTC”) to promulgate rules and regulations implementing mandates of the Dodd-Frank Act with respect to over-the-counter derivatives of the types we use to hedge our exposure to commodity price volatility. Although the CFTC has issued final regulations in certain areas, in other areas, final regulations and the scope of relevant definitions and/or exemptions still remain to be finalized.
The CFTC issued a final rule on October 15, 2020, imposing position limits for certain futures and option contracts in various commodities (including oil and natural gas) and for swaps that are their economic equivalents. The compliance dates for these limits are delayed until January 1, 2022 and in some cases, January 1, 2023. Under this rule, certain types of hedging transactions are exempt from these limits on the size of positions that may be held, provided that such hedging transactions satisfy the CFTC’s requirements for certain enumerated “bona fide hedging” transactions or positions.
The CFTC has also adopted a final rule regarding aggregation of positions, under which a party that controls the trading of, or owns 10% or more of the equity interests in, another party will have to aggregate the positions of the controlled or owned party with its own positions for purposes of determining compliance with position limits unless an exemption applies. The CFTC’s aggregation rules are now in effect, though CFTC staff have granted relief — until August 12, 2022 — from various conditions and requirements in the final aggregation rules. With the implementation of the final aggregation rules and upon the effectiveness of the final CFTC position limits rule, our ability to execute our hedging strategies described herein could be limited.”
On January 24, 2020, U.S. banking regulators published a new approach for calculating the quantum of exposure of derivative contracts under their regulatory capital rules. This approach to measuring exposure is referred to as the standardized approach for counterparty credit risk or SA-CCR. It requires certain financial institutions to comply with significantly increased capital requirements for over-the-counter commodity derivatives beginning on January 1, 2022. In addition, on September 15, 2020, the CFTC issued a final rule regarding the capital a swap dealer or major swap participant is required to set aside with respect to its swap business, which has a compliance date of October 6, 2021. These two sets of regulations and the increased capital requirements they place on certain financial institutions may reduce the number of products and counterparties in the over-the-counter derivatives market available to us and could result in significant additional costs being passed through to end-users like us.
The Volcker Rule provisions of the Dodd-Frank Act may require banks that engage in financial derivative transactions to spin off some of their derivatives activities to separate entities that may not be as creditworthy as our current bank counterparties. Other banks may elect to cease their business as hedge providers, thereby reducing the liquidity of the financial derivatives and the ability of entities like us, as commercial end-users, to hedge or mitigate our exposure to commodity price volatility using over-the-counter financial derivatives.
The legislation and regulations specifically noted above and others yet to be introduced could increase our costs or reduce our opportunities with respect to the use of derivative transactions to hedge or mitigate our exposure to commodity price volatility and other commercial risks affecting our business, which could adversely affect our business, financial condition and results of operations.
Our hedging activities could result in financial losses or reduce our income, or if gas prices increase, we will not benefit from such increases with respect to any gas volumes we had hedged.
To achieve a more predictable cash flow and to reduce our exposure to adverse fluctuations in the prices of natural gas, as well as interest rates, we have, and may in the future, enter into derivative arrangements for a portion of our natural gas production and our debt that could result in both realized and unrealized hedging losses. We typically utilize financial instruments to hedge commodity price exposure to declining prices on our natural gas.

Our Second Lien Term Loan requires that we hedge 70% of our production for the next 24 months. By virtue of this hedging requirement, we are impacted less by gas price volatility during this time frame than future periods where a smaller percentage of our production is subject to derivative contracts. However, if gas prices increase, we will not benefit from such increases with respect to the volumes of gas that we have hedged to the extent such volumes are hedged at a price lower than the increased strip price. While such hedges reduce our exposure to downside risk, they also decrease our ability to benefit from the upside of price increases.
Our production may be significantly higher or lower than we estimate at the time we enter into hedging transactions for such period. If the actual amount is higher than we estimate, we will have greater commodity price exposure than we intended. If the actual amount is lower than the nominal amount that is subject to our derivative financial instruments, we might be forced to satisfy all or a portion of our derivative transactions without the benefit of the cash flow from our sale or purchase of the underlying physical commodity, resulting in a substantial diminution of our liquidity. As a result of these factors, our hedging activities may not be as effective as we intend in reducing the volatility of our cash flows, and in certain circumstances may actually increase the volatility of our cash flows.
Our business could be negatively affected by security threats, including cybersecurity threats and other disruptions.
As an oil and gas producer, we face various security threats, including cybersecurity threats to gain unauthorized access to sensitive information or to render data or systems unusable; threats to the security of our facilities and infrastructure or third-party facilities and infrastructure, such as processing plants and pipelines; and threats from terrorist acts. The potential for such security threats has subjected our operations to increased risks that could have a material adverse effect on our business. In particular, our implementation of various procedures and controls to monitor and mitigate security threats and to increase security for our information facilities and infrastructure may result in increased capital and operating costs. Moreover, there can be no assurance that such procedures and controls will be sufficient to prevent security breaches from occurring. If any of these security breaches were to occur, they could lead to losses of sensitive information, critical infrastructure or capabilities essential to our operations and could have a material adverse effect on our reputation, financial position, results of operations or cash flows. Cybersecurity attacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and systems and other electronic security breaches that could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information, and corruption of data. These events could lead to financial losses from remedial actions, loss of business or potential liability.
Changes to applicable U.S. tax laws and regulations or exposure to additional income tax liabilities could adversely affect our business and future profitability.
We will have no material assets other than our equity interest in Vine Holdings, which holds, directly or indirectly, all of the operating assets of our business. Vine Holdings generally will not be subject to U.S. federal income tax, but may be subject to certain U.S. state and local taxes. We are a domestic corporation that will be subject to U.S. corporate income tax on our earnings, including our allocable share of the income of Vine Holdings. Existing U.S. tax laws and regulations could be interpreted, changed or modified, including possibly with retroactive effect, in a manner that would be adverse to us. Further, new U.S. laws and policy relating to taxes could have an adverse effect on our business and future profitability.
For example, the new administration has set forth several tax proposals that would, if enacted, make significant changes to U.S. tax laws. Such proposals include, but are not limited to, (i) an increase in the U.S. income tax rate applicable to corporations (including us) from 21% to 28%, (ii) the elimination of certain subsidies current tax law grants to oil and gas producers, (iii) an increase in the maximum U.S. federal income tax rate applicable to individuals and (iv) an increase in the U.S. federal income tax rate for long term capital gain for certain taxpayers with income in excess of a threshold amount. Congress may consider, and could include, some or all of these proposals in connection with tax reform to be undertaken by the current administration. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could take effect. The passage of any legislation as a result of these proposals and other similar changes in U.S. federal income tax laws could adversely affect our business and future profitability or the liquidity of our Class A common stock.
Risks Related to the Offering and our Class A Common Stock
We are a holding company. Our sole material asset after completion of this offering will be our equity interest in Vine Holdings and we are accordingly dependent upon distributions from Vine Holdings to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.
We are a holding company and will have no material assets other than our equity interest in Vine Holdings. “Corporate Reorganization” contains more information. We have no independent means of generating revenue. To the extent Vine Holdings has available cash, we intend to cause Vine Holdings (i) to generally make pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement, and (ii) to reimburse us for our corporate and other overhead expenses through non-pro rata payments that are not treated as distributions under the VEH LLC Agreement. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid. We are limited, however, in our ability to cause Vine Holdings and its subsidiaries to make these and other distributions to us due to the restrictions under our credit facilities. To the extent that we need funds and Vine Holdings or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of their financing arrangements, or are otherwise unable to provide such funds, it could materially adversely affect our liquidity and financial condition.
The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of the Sarbanes- Oxley Act (“SOX”), may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.
As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of SOX, related regulations of the SEC and the requirements of the NYSE, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of our time and will significantly increase our costs and expenses. We will need to:
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institute a more comprehensive compliance function to test and conclude on the sufficiency of our internal controls around financial reporting;

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comply with rules promulgated by the NYSE;

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prepare and distribute periodic public reports;

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establish new internal policies, such as those relating to insider trading; and

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involve and retain to a greater degree outside professionals in the above activities.

Furthermore, while we generally must comply with Section 404 of the SOX, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company.” We may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the year ending December 31, 2027. At any time, we may conclude that our internal controls, once tested, are not operating as designed or that the system of internal controls does not address all relevant financial statement risks. Once required to attest to control effectiveness, our independent registered public accounting firm may issue a report that concludes it does not believe our internal controls over financial reporting are effective. Compliance with SOX requirements may strain our resources, increase our costs and distract management; and we may be unable to comply with these requirements in a timely or cost-effective manner.
There is no existing market for our Class A common stock, and we do not know if one will develop.
Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market on the stock exchange on which we list our Class A common stock or otherwise or how liquid that market might become. If an active trading market does not develop, anyone purchasing our Class A common stock may have difficulty selling it. The initial public offering price for the Class A common stock was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, purchasers of our Class A common stock may be unable to sell it at prices equal to or greater than the price paid.
The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.
The Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles will collectively hold a substantial majority of our common stock.
Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or our certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares), the Vine Energy Investment Vehicles will own approximately 0.5% of our Class A common stock and 100% of our Class B common stock and the Vine Energy Investment II Vehicles will own approximately 54.0% of our Class A common stock (representing 76.1% of our combined economic interest and voting power).
Although the Existing Owners, through their ownership in the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles, are entitled to act separately in their own respective interests with respect to their stock in us, the Existing Owners will together have the ability to elect all of the members of our board of directors, and thereby to control our management and affairs. In addition, they will be able to determine the outcome of all matters requiring shareholder approval, including mergers and other material transactions, and will be able to cause or prevent a change in the composition of our board of directors or a change of control of our company that could deprive our shareholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company. The existence of significant shareholders may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our company.
So long as the Existing Owners continue to control a significant amount of our common stock, the Existing Owners will, through their ownership interests in the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles, be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, the interests of the Existing Owners may differ or conflict with the interests of our other stockholders. Moreover, this concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with a controlling stockholder.
Conflicts of interest could arise in the future between us and Blackstone and its affiliates, including their portfolio companies concerning conflicts over our operations or business opportunities.
Blackstone is a private equity investment fund, and has investments in other companies in the energy industry. As a result, Blackstone may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are our customers or suppliers. As such, Blackstone or its portfolio companies may acquire or seek to acquire the same assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Any actual or perceived conflicts of interest with respect to the foregoing could have an adverse impact on the trading price of our Class A common stock. For additional discussion of potential conflicts of interest of which our stockholders should be aware and a discussion of our related party transactions policy, see “Certain Relationships and Related Party Transactions.”

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.
Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including Vine-affiliated entities) that are in the business of identifying and acquiring oil and natural gas properties. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our management’s business affiliations and the potential conflicts of interest of which our stockholders should be aware, see “Certain Relationships and Related Party Transactions.”
Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.
Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:
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providing for a classified Board of Directors;

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limitations on the removal of directors;

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limitations on the ability of our stockholders to call special meetings;

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establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

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the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock (or a majority of the voting power of all outstanding shares of capital stock if Blackstone beneficially owns at least 30% of the voting power of all such outstanding shares) be obtained to amend our amended and restated bylaws, to remove directors or to amend our certificate of incorporation;

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providing that the Board of Directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

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establishing advance notice and certain information requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, certain change of control events have the effect of accelerating the payment due under our Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. “— In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement” contains more information.
Investors in this offering will experience immediate and substantial dilution of $5.50 per share.
Based on the public offering price of $14.00 per share, purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $5.50 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our as adjusted net tangible book value as of December 31, 2020 on a pro forma basis would be $8.50 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. “Dilution” contains additional information.
We do not intend to pay dividends on our Class A common stock and our debt instruments place certain restrictions on our ability to do so.
We do not plan to declare dividends on shares of our Class A common stock in the foreseeable future.
Additionally, our debt agreements place certain restrictions on our ability to pay cash dividends. Consequently, to achieve a return on any investment in us, it might require a sale of our Class A common stock at a price greater than cost. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price paid in this offering.
Future sales of our Class A common stock in the public market could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.
Subject to certain limitations and exceptions, the Vine Unit Holders may exchange their Vine Units (together with shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, assuming the underwriters’ option to purchase additional shares is fully exercised, we will have 41,031,386 outstanding shares of Class A common stock and 34,227,870 outstanding shares of Class B common stock. This number includes 21,500,000 shares of Class A common stock that we are selling in this offering and the 3,225,000 shares of Class A common stock that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the Existing Owners, through the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles, will own 20,592,100 shares of Class A common stock and 34,227,870 shares of Class B common stock, representing approximately 76.1% (or 72.8% if the underwriters’ option to purchase additional shares is exercised in full) of our total outstanding common stock. All such shares are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters described in “Underwriting (Conflicts of Interest)” but may be sold into the market in the future.
The Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions — Registration Rights Agreement” contain more information.
We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.
The representatives of the underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.
We, the Vine Energy Investment Vehicles, the Vine Energy Investment II Vehicles and all of our directors and executive officers have entered into lock-up agreements with respect to their Class A common stock, pursuant to which we and they are subject to certain resale restrictions for a period of 180 days following the effectiveness date of the registration statement of which this prospectus forms a part. The representatives of the underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. If the restrictions under the lock-up agreements are waived, then Class A common stock will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital. “Underwriting (Conflicts of Interest)” provides additional information regarding the lock-up agreements.
We will be required to make payments under the Tax Receivable Agreement for certain tax benefits we may claim, and the amounts of such payments could be significant.
We will enter into a Tax Receivable Agreement with Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II. This agreement generally provides for the payment by us to Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II, respectively, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Vine Energy (a) actually realizes with respect to taxable periods ending after December 31, 2025 or (b) is deemed to realize in the event of a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Vine Energy board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (i) the tax basis increases resulting from the exchange of Vine Units and the corresponding surrender of an equivalent number of shares of Class B common stock by Vine Investment, Brix Investment and Harvest Investment, respectively, for a number of shares of Class A common stock on a one-for-one basis or, at our option, the receipt of an equivalent amount of cash pursuant to the exchange agreement, (ii) certain existing net operating loss carryforwards, disallowed interest expense carryforwards under Section 163(j) of the Code, and tax credit carryforwards attributable to the Blocker Entities previously owned by certain of the Existing Owners, and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Vine Energy will retain the benefit of the remaining 15% of these cash savings, if any. If we experience a change of control or the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” contains more information.
The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Vine Holdings. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon future events and assumptions, including the timing of the exchanges of Vine Units along with surrendering a corresponding number of our Class B common stock, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging Vine Unit Holder’s tax basis in its Vine Units at the time of the relevant exchange, the depreciation, depletion and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of Vine Energy’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable, depletable or amortizable tax basis. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or expired and all required payments are made, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control) by making the termination payment specified in the agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are not anticipated to commence until 2028 at the earliest (with respect to the tax year 2026).
The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges of Vine Units, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement constituting imputed interest or depreciable, depletable or amortizable tax basis. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial.
The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us or Vine Holdings. In addition, certain rights under the Tax Receivable Agreement (including the right to receive payments) will be transferable in connection with transfers permitted thereunder. “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” contains more information.
In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement.
If we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Vine Energy board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required under the Tax Receivable Agreement. The calculation of the hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any Vine Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers. Our ability to generate net taxable income is subject to substantial uncertainty. Accordingly, as a result of the assumptions, the required lump-sum payment may be significantly in advance of, and could materially exceed, the realized future tax benefits to which the payment relates.
As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. Consequently, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. For example, assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment would be approximately $179 million (calculated using a discount rate equal to a per annum rate of LIBOR plus 100 basis points, applied against an undiscounted liability of approximately $208 million). There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.
In the event that our payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of our Class A common stock could be substantially reduced.
If we experience a change of control (as defined under the Tax Receivable Agreement), our obligation to make a substantial, immediate lump-sum payment could result in holders of our Class A common stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, holders of rights under the Tax Receivable Agreement may not have an equity interest in us or Vine Holdings. Accordingly, the interests of holders of rights under the Tax Receivable Agreement may conflict with those of the holders of our Class A common stock. Please read “Risk Factors — In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits we realize, if any, in respect of the tax attributes subject to the Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions — Tax Receivable Agreement.”
We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we will determine, and the IRS or another tax authority may challenge all or part of the tax basis increases upon which payments under the Tax Receivable Agreement are based, as well as other related tax positions that we take, and a court could sustain such challenge. The holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.
If Vine Holdings were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Vine Holdings might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.
We intend to operate such that Vine Holdings does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Vine Units pursuant to the Exchange Right or other transfers of Vine Units could cause Vine Holdings to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that exchanges or other transfers of Vine Units qualify for one or more such safe harbors.
If Vine Holdings were to become a publicly traded partnership, significant tax inefficiencies might result for us and for Vine Holdings, including as a result of our inability to file a consolidated U.S. federal income tax return with Vine Holdings. In addition, we would no longer have the benefit of certain increases in tax basis covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Vine Holdings’ assets) were subsequently determined to have been unavailable.
In certain circumstances, Vine Holdings will be required to make tax distributions to us and the Vine Unit Holders, and the tax distributions that Vine Holdings will be required to make may be substantial.
Vine Holdings will be treated as a partnership for U.S. federal income tax purposes and, as such, is not subject to U.S. federal income tax. Instead, taxable income will be allocated to the Vine Unit Holders, and us. Pursuant to the VEH LLC Agreement, Vine Holdings will generally make pro rata cash distributions, or tax distributions, to us and the Vine Unit Holders, calculated using our estimated effective tax rate and taking into account our payment obligations under the Tax Receivable Agreement.
Funds used by Vine Holdings to satisfy its tax distribution obligations will not be available for reinvestment in our business. Moreover, the tax distributions that Vine Holdings will be required to make may be substantial, and may exceed (as a percentage of Vine Holdings’ income) the overall effective tax rate applicable to a similarly situated corporate taxpayer.
We expect to be a “controlled company” within the meaning of the NYSE rules and, as a result, will qualify for and could rely on exemptions from certain corporate governance requirements.
Upon completion of this offering, the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles will collectively beneficially control a majority of the combined voting power of all classes of our outstanding voting stock. In connection with the completion of this offering, we will enter into a stockholders’ agreement, pursuant to which Blackstone, through its ownership interests in the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles, will have certain rights with respect to the election of directors. “Certain Relationships and Related Party Transactions — Stockholders’ Agreement” contains additional information regarding these risks. As a result, we expect to be a controlled company within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE corporate governance requirements, including the requirements that:

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a majority of the board of directors consist of independent directors;

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the nominating and governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

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the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

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there be an annual performance evaluation of the nominating and governance and compensation committees.

These requirements will not apply to us as long as we remain a controlled company. Following this offering, we may utilize some or all of these exemptions. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE. “Management” contains additional information regarding these risks.
For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including disclosure about our executive compensation, that apply to other public companies.
We are classified as an “emerging growth company” under the JOBS Act. In addition, we have reduced SOX compliance requirements, as discussed elsewhere, for as long as we are an emerging growth company, which may be up to five full fiscal years. Unlike other public companies, we will not be required to, among other things, (i) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (ii) provide certain disclosure regarding executive compensation required of larger public companies or (iii) hold nonbinding advisory votes on executive compensation.
We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.
Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.
If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our Class A common stock or if our operating results do not meet their expectations, our stock price could decline.
Because we have elected to take advantage of the extended transition period pursuant to Section 107 of the JOBS Act, our financial statements may not be comparable to those of other public companies.
Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We are choosing to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies. Accordingly, our financial statements may not be comparable to companies that comply with public company effective dates, and our stockholders and potential investors may have difficulty in analyzing our operating results by comparing us to such companies.
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.
Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing sentence, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act. This choice of forum may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our financial condition or results of operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information in this prospectus includes “forward-looking statements.” All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under “Risk Factors.” These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.
Forward-looking statements may include statements about:
•
our business strategy;

•
our reserves;

•
our financial strategy, liquidity and capital required for our development program;

•
our realized or expected natural gas prices;

•
our timing and amount of future production of natural gas;

•
our hedging strategy and results;

•
our future drilling plans and cost estimates;

•
our competition and government regulations;

•
our pending legal or environmental matters;

•
our ability to make business acquisitions;

•
the impact of the COVID-19 pandemic and its effect on our business and financial condition;

•
general economic conditions;

•
credit markets;

•
our future operating results; and

•
our future plans, objectives, expectations and intentions.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production and sale of natural gas. These risks include, but are not limited to, commodity price volatility, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating natural gas reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under “Risk Factors.”
Reserve engineering is a method of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of previous estimates. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of natural gas and oil that are ultimately recovered.
Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.
Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS
We expect to receive approximately $280.8 million of net proceeds from the sale of the Class A common stock offered by us after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering and borrowings under the New RBL to repay in full and terminate each of the RBL and the Brix Credit Facility.
As of December 31, 2020, we had $190.0 million of outstanding borrowings under the RBL. The RBL was extended in December 2020 to mature in January 2023. The RBL bears interest based on LIBOR plus an additional margin, based on the percentage of the revolving commitment being utilized, ranging from 2.50% to 3.50%.
As of December 31, 2020, we had $125.0 million of outstanding borrowings under the Brix Credit Facility. The Brix Credit Facility matures in March of 2023 and bears interest based on LIBOR plus an additional margin of 7.25%.

DIVIDEND POLICY
We currently do not pay a cash dividend to holders of our Class A common stock. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our existing debt agreements place and are expected to place certain restrictions on our ability to pay cash dividends to the holders of our Class A common stock. However to the extent our free cash flow generation results in a decrease in our overall leverage in the future, we may revisit our dividend policy and declare cash dividends on our Class A common stock.

CAPITALIZATION
The following table sets forth our cash position and capitalization as of December 31, 2020:
•
on an actual basis for our predecessor, Vine Oil & Gas;

•
on an as adjusted basis to give effect to the reorganization and business combination transactions described under “Corporate Reorganization”; and

•
on an as further adjusted basis for this share offering at an initial public offering price of $14.00 per share, including the application of the net proceeds as set forth under “Use of Proceeds,” and the entry into the New RBL.

The information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. This table should be read in conjunction with, and is qualified in its entirety by reference to, “Use of Proceeds” and our financial statements and related notes appearing elsewhere in this prospectus.
	As of December 31, 2020
	Actual	As Adjusted	As Further Adjusted
	(in thousands, except shares and par value)
Cash and cash equivalents	$15,517	$33,177	$33,177
Long-term debt:(1)
Vine Oil & Gas New RBL(2)	$—	$—	$31,550
Vine Oil & Gas RBL Credit Facility(3)	190,000	190,000	—
Vine Oil & Gas Second Lien Term Loan	150,000	150,000	150,000
Vine Oil & Gas Third Lien Credit Facility	—	—	—
Vine Oil & Gas 8.75% Notes	530,000	530,000	530,000
Vine Oil & Gas 9.75% Notes	380,000	380,000	380,000
Brix Credit Facility(4)	—	125,000	—
Total Indebtedness	$1,250,000	$1,375,000	$1,091,550
Partners’ capital/stockholders’ equity:
Partners’ capital	$10,061	$—	$—
Class A Common stock — $0.01 par value; no shares authorized, issued or outstanding, actual; 350,000,000 shares authorized, 16,306,386 shares issued and outstanding, as adjusted; 37,806,386 shares issued and outstanding, as further adjusted	—	163	378
Class B Common stock — $0.01 par value; no shares authorized, issued or outstanding, actual; 150,000,000 shares authorized, 34,227,870 shares issued and outstanding, as adjusted; 34,227,870 shares issued and outstanding, as further adjusted	—	342	342
Additional paid in capital	—	178,268	326,857
Retained earnings	—	(300)	(5,444)
Total partners’ capital/stockholders’ equity	$10,061	$178,473	$322,133
Non-controlling interest	—	161,291	290,001
Total equity	$10,061	$339,764	$612,134
Total capitalization	$1,260,061	$1,714,764	$1,703,684

(1)
All outstanding amounts of indebtedness shown at principal amount.

(2)
After giving effect to the consummation of the reorganization and business combination transactions described under “Corporate Reorganization,” and the application of the net proceeds of this offering, we expect to have available capacity of $293 million (after giving effect to approximately $25 million of letters of credit to be issued at closing) based on projected as adjusted borrowings of approximately $32 million pro forma for this offering, resulting in projected liquidity of approximately $327 million as of December 31, 2020 under the New RBL facility.

(3)
At March 8, 2021, Vine Oil & Gas had outstanding borrowings under the RBL of $200.0 million and $24.9 million of outstanding letters of credit, resulting in $75.1 million of remaining capacity under the RBL.

(4)
As of March 8, 2021, Brix had outstanding borrowings under the Brix Credit Facility of $125.0 million and no outstanding letters of credit.

DILUTION
Purchasers of our Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of December 31, 2020, after giving effect to the transactions described under “Corporate Reorganization,” was $339.8 million, or $6.72 per share. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering after giving effect to our corporate reorganization. Based on an IPO price of $14.00 per share, after giving effect to the receipt of the estimated net proceeds (after deducting estimated underwriting discounts and commissions and estimated offering expenses), our adjusted pro forma net tangible book value as of December 31, 2020 would have been approximately $612.1 million, or $8.5 per share. This represents an immediate increase in the net tangible book value of $1.77 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $5.50 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of our Class B common stock has been exchanged for Class A common stock):
IPO price per share		$14.00
Pro forma net tangible book value per share as of December 31, 2020 (after giving effect to our corporate reorganization)	$6.72
Increase in pro forma net tangible book value per share of Class A common stock attributable to investors in this offering	$1.77
As adjusted pro forma net tangible book value per share of Class A common stock after our corporate reorganization and this offering		$8.50
Dilution in pro forma net tangible book value per share of Class A common stock to investors in this offering		$5.50
	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands)
Vine Energy Investment Vehicles	37,265,809	51.8%	$400,498	48.3%	$10.75
Vine Energy Investment II Vehicles	17,554,161	24.3%	$188,656	22.7%	$10.75
New investors in this offering(1)	17,214,286	23.9%	$241,000	29.0%	$14.00
Total	72,034,256	100.0%	$830,154	100.0%	$11.52

(1)
Includes an aggregate of 4,285,714 shares of Class A Common Stock purchased by the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles in this offering.

The above tables and discussion are based on the number of shares of our Class A common stock and Class B common stock to be outstanding as of the closing of this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 24,725,000, or approximately 27.2% of the total number of shares of Class A common stock.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following table shows summary historical financial information of our accounting predecessor, Vine Oil & Gas, and summary unaudited pro forma condensed combined financial information for the periods and as of the dates indicated.
The summary historical financial information as of and for the years ended December 31, 2020 and 2019 was derived from the audited historical financial statements of our predecessor, Vine Oil & Gas, included elsewhere in this prospectus.
The summary unaudited pro forma condensed combined statements of operations data for the year ended December 31, 2020 been prepared to give pro forma effect to (i) the reorganization transactions described under “Corporate Reorganization,” including the acquisition by Vine Oil & Gas of the Brix Companies, and (ii) this offering and the application of the net proceeds from this offering, as if the reorganization and offering transactions had been completed on January 1, 2020. The summary unaudited pro forma condensed combined balance sheet as of December 31, 2020 has been prepared to give pro forma effect to these transactions as if they had been completed on December 31, 2020. This information is subject to and gives effect to the assumptions and adjustments described in the notes accompanying the unaudited pro forma condensed combined financial statements included elsewhere in this prospectus. The summary unaudited pro forma condensed combined financial information is presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the reorganization and this offering been consummated on the dates indicated, and do not purport to be indicative of our financial position or results of operations as of any future date or for any future period.
“Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Corporate Reorganization,” “Unaudited Pro Forma Condensed Combined Financial Statements,” and the historical financial statements included elsewhere in this prospectus contain additional information to be read in conjunction with the following information.

	Vine Oil & Gas		Vine Pro Forma
	As of and for the Year Ended December 31,		As of and for the Year Ended December 31, 2020
	2020	2019
	(in thousands, except share and per share data)
Statements of Operations Information:
Revenue:
Natural gas sales	$418,877	$445,589	$571,144
Realized gain on commodity derivatives	123,875	39,679	161,918
Unrealized gain (loss) on commodity derivatives	(164,077)	101,239	(204,552)
Total revenue	378,675	586,507	528,510
Operating Expenses:
Lease operating	47,911	46,247	65,639
Gathering and treating	76,770	37,955	101,974
Production and ad valorem taxes	15,620	18,539	18,335
General and administrative	7,448	7,842	15,116
Monitoring fee	7,541	7,011	—
Depletion, depreciation and accretion	347,652	327,659	392,038
Exploration	167	886	193
Strategic	2,182	853	2,182
Severance	326	—	447
Write-off of deferred IPO expenses	5,787	2,825	5,787
Total operating expenses	511,404	449,817	601,711
Operating Income	(132,729)	136,690	(73,201)
Interest expense	(119,248)	(112,198)	(116,589
Income Before Income Taxes	(251,977)	24,492	(189,790)
Income tax provision	(217)	(496)	(217)
Net Income	$(252,194)	$23,996	$(190,007)
Net income attributable to non-controlling interests			(90,253)
Net Income Attributable to Vine Energy Inc.			$(99,754)
Net Income per Share:
Basic			$(2.64)
Diluted			$(2.64)
Weighted Average Shares Outstanding:
Basic			37,806,386
Diluted			37,806,386
Balance Sheet Information:
Cash and cash equivalents	$15,517	$18,286	$33,177
Total natural gas properties, net	1,342,354	1,435,976	1,791,480
Total assets	1,467,763	1,658,100	1,952,648
Total debt	1,224,741	1,218,558	1,072,722
Total equity(1)	10,061	292,255	612,134
Statements of Cash Flows Information:
Net cash provided by operating activities	$295,174	$270,699
Net cash used in investing activities	(252,378)	(281,193)
Net cash provided by (used in) financing activities	(45,565)	7,750
Other Financial Information:
Adjusted EBITDAX(2)	$384,713	$338,571	$529,249
Levered free cash flow(2)	$42,796	$(10,494)

(1)
Pro forma total equity as of December 31, 2020 includes $290.0 million of non-controlling interests related to the Vine Energy Investment Vehicles.

(2)
Adjusted EBITDAX and levered free cash flow are not financial measures calculated in accordance with GAAP. We believe these measures provide important perspective regarding our operating results and liquidity, as applicable. “Prospectus Summary — Non-GAAP Financial Measures” contains a description of each of these measures and a reconciliation to the most directly comparable GAAP measure.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following should be read in conjunction with our financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expectations. We caution that assumptions, expectations, projections, intentions or beliefs about future events may vary materially from actual results. Some of the key factors that could cause actual results to vary from our expectations include those factors discussed below and elsewhere in this prospectus, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (included elsewhere in this prospectus) contain important information. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. Unless otherwise indicated, the historical financial information presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” speaks only with respect to our predecessor, Vine Oil & Gas, and does not give pro forma effect to our corporate reorganization described in “Corporate Reorganization.”
Overview
Vine Oil & Gas is a pure play natural gas company focused solely on the development of natural gas properties in the stacked Haynesville and Mid-Bossier shale plays in the Haynesville Basin of Northwest Louisiana. As of December 31, 2020, we have approximately 100,000 net surface acres centered in what we believe to be the core of the Haynesville and Mid-Bossier plays. Over 90% of our acreage is held by production, and we operate approximately 95% of our future drilling locations. As of December 31, 2020, we had approximately 330 net producing wells. Our assets are located almost entirely in Red River, DeSoto and Sabine parishes of Northwest Louisiana, which according to Enverus, have consistently demonstrated higher EURs relative to drilling and completion (“D&C”) costs than the Haynesville and Mid-Bossier plays in Texas and other parishes in Louisiana. Approximately 85% of our acreage is prospective for dual-zone development, providing us with approximately 800 drilling locations. Utilizing an average of 4 gross rigs, we have approximately 22 years of development opportunities.
Market Conditions and Operational Trends
The oil and gas industry is cyclical and commodity prices are highly volatile. Spot prices for Henry Hub generally ranged from $1.50 per MMBtu to $4.75 per MMBtu since 2014. We expect that this market will continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. We use our derivative portfolio and firm sales contracts to mitigate the risks of price volatility.
Our Second Lien Term Loan requires that we hedge 70% of our production for the next 24 months. By virtue of this hedging requirement, we are impacted less by gas price volatility during this time frame than future periods where a smaller percentage of our production is subject to derivative contracts. We believe our balance sheet and hedge program provide ample liquidity in the event of an adverse commodity price environment to enable us to continue to generate levered free cash flow.
Reduction in oil and gas activity has resulted in a decrease of associated gas production as fewer oil wells are drilled in the Permian Basin and other liquids-weighted basins, which has led to a contraction in domestic gas supply. Lower levels of supply have pushed current and forecasted gas prices higher. We expect that the reduction in drilling activity and rig counts may contribute to a shortage in the supply of natural gas in the future, which could result in higher gas prices.
To the extent, however, that natural gas prices decrease, these lower prices not only reduce our revenue and cash flows, but also may limit the amount of natural gas that we can develop economically and therefore potentially lower our proved reserves. Lower commodity prices in the future could also result in impairments of our natural gas properties. The occurrence of any of the foregoing could materially and adversely affect our future business, financial condition, results of operations, operating cash flows, liquidity or ability to fund planned CapEx. Alternatively, natural gas prices may increase, which while increasing revenue and cash flows would result in significant losses being incurred on our derivatives.

We believe domestic gas macro fundamentals are positively disposed in the near-to-intermediate term as lower oil-focused drilling activity will lead to lower associated gas production resulting in a tighter market and higher prices than current levels.
Additionally, the oil and gas industry is subject to a number of operational trends, some of which are particularly prominent in the Haynesville Basin, where companies are increasingly utilizing new techniques to lower D&C costs per lateral foot and enhance new well economics, including using more proppant and water per lateral foot, increasing use of longer laterals, and increased automation to reduced drilling time and costs.
Historically, we have seen inflationary pressure on certain service costs; however, we have been able to partially mitigate these cost increases through improved cycle times, longer laterals and other efficiencies. In 2020, we saw reduced service costs due to the recent industry downturn and expect these costs to continue for the remainder of 2021.
Evaluating Our Operations
We use the following metrics to assess the performance of our natural gas operations:
•
reserve and production levels;

•
realized prices on the sale of our production, including derivative effects;

•
lease operating expenses;

•
Adjusted EBITDAX;

•
D&C costs per well and per lateral foot drilled and overall CapEx levels; and

•
levered free cash flow.

Production Levels and Sources of Revenue
We derive our revenue from the sale of our natural gas production and sales volumes directly impact our results of operations. As reservoir pressures decline with a well’s age, production from a given well decreases. Growth in our future production and reserves will depend on our continued ability to add proved reserves in excess of our production. Accordingly, we plan to maintain our focus on adding reserves through organic drill-bit growth as well as opportunistically through acquisitions. Our ability to add reserves through development projects and acquisitions is dependent on many factors, including our gas prices, capital availability, regulatory approvals and ability to procure equipment, services, and personnel and successfully execute the development program or acquisitions.
Increases or decreases in our revenue, profitability and future production growth are highly dependent on the commodity prices we receive. Natural gas prices are market driven and have been historically volatile, and we expect that future prices will continue to fluctuate due to supply and demand factors, seasonality and geopolitical and economic factors. We believe that higher volumes of natural gas will be produced or sold in the Gulf Coast region, but we also expect that higher demand from industrial expansion and export growth will cause the Gulf Coast markets to stabilize and our differentials to NYMEX will remain close to the current range and significantly better than differentials other basins have experienced. To mitigate the variability in differentials, we have entered into multiple physical firm sales contracts at fixed differentials to NYMEX.
The following table summarizes the changes in commodity prices:
	For the Year Ended December 31,
	2020	2019
	($ / MMBtu)
NYMEX Henry Hub High	$3.00	$3.64
NYMEX Henry Hub Low	$1.50	$2.14
Differential to Average NYMEX Henry Hub(1)	$(0.19)	$(0.19)

(1)
Our differential is calculated by comparing the average NYMEX Henry Hub price to our volume weighted average realized price per MMBtu.

We utilize an unaffiliated third party to market a portion of our gas production to various purchasers, which consist of credit-worthy counterparties, including utilities, LNG producers, industrial consumers, major corporations and super majors, in our industry. This third party collects directly from the purchasers and remits to us the total of all amounts collected on our behalf less their fee for making such sales. Additionally, we sell a portion of our gas to purchasers who remit directly to us under firm sales contracts. We do not believe the loss of any customer would have a material adverse effect on our business, as other customers or markets are currently accessible to us.
Principal Components of our Cost Structure
Lease operating expense.   Lease operating expenses (“LOE”) are the costs incurred in the operation of producing properties, including workover costs. Expenses for utilities, direct labor, gas treatment, water disposal, materials and supplies comprise the most significant portion of our LOE. Certain items, such as direct labor and materials and supplies, generally remain relatively fixed across broad production volume ranges, but can fluctuate depending on activities performed during a specific period. For instance, repairs to our well equipment or surface facilities result in increased LOE in periods during which they are performed. Certain of our operating cost components are variable and change in correlation to our production levels. For example, the disposal of produced water usually increases in connection with increased production. Also, we monitor our LOE in absolute dollar terms and on a per Mcf basis to assess our performance and to determine if any wells or properties should be shut in, repaired or recompleted.
Gathering and treating.   These are costs incurred to gather and move our gas to third-party treating facilities and to treat the gas to meet pipeline specification. Such costs include the fees paid to third parties who operate low- and high-pressure gathering systems that gather our natural gas. These costs are generally determined on a MMBtu basis as specified in the underlying contract.
Production and ad valorem taxes.   Production taxes are paid on produced natural gas based on rates established by Louisiana and the amount of gas produced. We currently benefit from a severance tax holiday program, enacted by the State of Louisiana, which provides new wells with an exemption from severance taxes for the earlier of two years from the date of first production or until the well reaches payout. In general, the production taxes we pay correlate to the changes in natural gas revenue, although Louisiana sets rates annually each July. Effective July 1, 2020 through June 30, 2021, the production tax rate on non-exempt production is $0.0934 per Mcf. We are also subject to ad valorem taxes in the parishes where our production is located. Ad valorem taxes are assessed according to formula developed by the parishes based upon well cost and value of equipment.
General and administrative.   General and administrative (“G&A”) expenses are costs incurred for overhead, including payroll and benefits for our corporate staff, costs of maintaining our headquarters, IT expenses, legal, audit and other fees for professional services. G&A expenses are offset by recoveries for overhead that are billed to our joint-interest partners as outlined in the JOA or other similar documents. As the Vine Energy Investment Vehicles and Vine Energy Investment II Vehicles sell their ownership of common stock in the future, we will recognize non-cash compensation charges to the extent distributions are made by those investment vehicles to any Management Members.
Depreciation, depletion and accretion.   Depreciation, depletion and accretion (“DD&A”) includes the systematic expensing of the capitalized costs incurred to acquire and develop natural gas. As a “successful efforts” company, we capitalize all costs associated with our acquisition and successful development efforts and allocate these costs to each unit of production using the units of production method. We recognize accretion expense for the impact of increasing the discounted gas gathering liability as time passes. We also recognize accretion expense for the impact of increasing the discounted ARO to its estimated settlement value.
Exploration expense.   These costs include seismic, geologic and geophysical studies, drilling of test wells in new areas of the basin as well as the results of any unsuccessful drilling.

Interest expense.   We have financed a portion of our working capital requirements and property acquisitions with borrowings under our debt instruments. As a result, we incur interest expense that is affected by fluctuations in interest rates and, in the case of the RBL, New RBL and Second Lien Term Loan, based on outstanding borrowings. Our 8.75% Notes and 9.75% Notes have fixed interest rates. We expect that we would see an immediate reduction in cash interest expense following the completion of this offering and could see further reductions in cash interest expense as we use free cash flow to lower debt.
Strategic expense.   These costs include amounts paid to external parties for potential acquisitions or other projects.
IPO related costs.   The costs we have incurred related to this offering have been captured on our balance sheet in prepaid and other assets. Upon completion of this offering, these costs will be offset against proceeds received.
Adjusted EBITDAX
We believe Adjusted EBITDAX is useful because it makes for easier comparison of our operating performance, without regard to our financing methods, corporate form or capital structure. We determined our adjustments from net income to arrive at Adjusted EBITDAX to reflect the substantial variance in practice from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered more meaningful than net income determined in accordance with GAAP. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual or non-recurring items. Our computations of Adjusted EBITDAX differ from other similarly titled measures of other companies.
Levered Free Cash Flow
We define levered free cash flow as the amount of money we have remaining after paying our financial obligations related to investing activities prior to considering any funds received from or paid for financing activities. We calculate levered free cash flow as net cash provided by operating activities less net cash used in investing activities.
We believe that levered free cash flow is a useful performance measure as it provides the amount of cash we generated after capital expenditures and any proceeds received from asset sales, prior to any proceeds received from or used in financing activities. While levered free cash flow is a non-GAAP measure, it is derived from two GAAP measures, operating cash flow and investing cash flow but should not be considered as an alternative to, or more meaningful than, net cash provided by operating activities or net cash used in investing activities determined in accordance with GAAP. Our computation of levered free cash flow may differ from other similarly titled measures of other companies.

	Vine Oil & Gas		Vine Pro Forma
	For the Year Ended December 31,		For the Year Ended December 31, 2020
	2020	2019
	(in thousands)
Net income	$(252,194)	$23,996	$(190,007)
Interest expense	119,248	112,198	(116,589)
Income tax provision	217	496	217
Depletion, depreciation and accretion	347,652	327,659	(392,038)
Unrealized (gain) loss on commodity derivatives	164,077	(101,239)	204,552
Exploration	167	886	193
Non-cash G&A	(182)	(18)	(182)
Strategic	2,182	853	(2,182)
Non-cash write-off of deferred IPO costs	5,787	2,825	5,787
Severance	326	—	447
Non-cash volumetric and production adjustment to gas gathering liability	(2,567)	(29,085)	(2,567)
Adjusted EBITDAX	$384,713	$338,571	$529,249
Operating cash flow	$295,174	$270,699
Investing cash flow	(252,378)	(281,193)
Levered free cash flow	42,796	(10,494)
Drilling and Completion Costs and Capital Expenditures
We evaluate our D&C costs by considering the absolute cost to drill and complete a well, as well as the cost on a per lateral foot basis. Moreover, we evaluate the level of reserves developed per dollar spent in connection with that development to measure our capital efficiency. So long as these metrics continue to meet our expectations, we expect our overall CapEx levels to support an average 3-4 gross drilling rig program. Our capital efficiency is one of the key metrics we use to manage our business.
Factors That Significantly Affect Comparability of Our Financial Condition and Results of Operations
Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:
Public Company Expenses.   Upon completion of this offering, we expect to incur direct, incremental G&A expenses as a result of being publicly traded, including costs associated with Exchange Act compliance, tax compliance, PCAOB support fees, SOX compliance costs, investor relations activities, listing fees, registrar and transfer agent fees, stock-based compensation, incremental director and officer liability insurance costs and independent director compensation. We estimate these direct, incremental G&A expenses could total approximately $10 million to $12 million per year, which are not included in our historical results of operations. We anticipate these effects will be mitigated by additional recoveries associated with our expanded operated well count and the elimination of our monitoring fee paid to our existing owners.
Corporate Reorganization.   The historical consolidated financial statements included in this prospectus are based on the financial statements of our predecessor, prior to our reorganization in connection with this offering as described in “Corporate Reorganization.” Our historical financial data may not yield an accurate indication of what our actual results would have been if those transactions had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. Most of our compensation expense for Class A Units is treated as a liability award under GAAP. If, by virtue of this offering or future events, our outstanding Class A Units vest as a result of the change of control provisions of such units and a payment to the Class A unitholders becomes probable, we could have an immediate recognition of compensation expense arising from them.
Monitoring fee.   Monitoring fees are paid pursuant to a management and consulting agreement with Blackstone and our CEO, of which over 99% is attributable to Blackstone. Our monitoring fee will be eliminated upon completion of this offering.
Interest Expense.   In connection with this offering, we expect to materially reduce our indebtedness. Depending on our use of proceeds, we expect an immediate reduction in cash interest expense and could see further reductions in cash interest expense as we use free cash flow to lower debt.
Income Taxes.   Our predecessor is a limited partnership not subject to federal income taxes. Accordingly, no provision for federal income taxes has been provided for in our historical results of operations because taxable income was passed through to our partners. Although we are a corporation under the Internal Revenue Code, we do not expect to report any income tax benefit or expense prior to the consummation of this offering.

Results of Operations for Vine Oil & Gas
	For the Year Ended December 31,
	2020		2019
	(in thousands, except per Mcf)
Production:
Total (MMcf)	240,869		200,214
Average Daily (MMcfd)	658		549
		Per Mcf		Per Mcf
Revenue:
Natural gas sales	$418,877	$1.74	$445,589	$2.23
Realized gain on commodity derivatives	123,875	0.51	39,679	0.20
Unrealized (loss) gain on commodity derivatives	(164,077)	(0.68)	101,239	0.51
Total revenue	378,675	1.57	586,507	2.93
Operating Expenses:
Lease operating	47,911	0.20	46,247	0.23
Gathering and treating	76,770	0.32	37,955	0.19
Production and ad valorem taxes	15,620	0.06	18,539	0.09
General and administrative	7,448	0.03	7,842	0.04
Monitoring fee	7,541	0.03	7,011	0.04
Depreciation, depletion and accretion	347,652	1.44	327,659	1.64
Exploration	167	0.00	886	0.00
Strategic	2,182	0.01	853	0.00
Severance	326	0.00	—	—
Write-off of deferred IPO costs	5,787	0.02	2,825	0.01
Total operating expenses	511,404	2.11	449,817	2.25
Operating income	(132,729)		136,690
Interest expense	(119,248)		(112,198)
Income tax provision	(217)		(496)
Total other expenses	(119,465)		(112,694)
Net income	$(252,194)		$23,996
Interest expense	119,248		112,198
Income tax provision	217		496
Depreciation, depletion and accretion	347,652		327,659
Unrealized loss (gain) on commodity derivatives	164,077		(101,239)
Exploration	167		886
Non-cash G&A	(182)		(18)
Strategic	2,182		853
Severance	326		—
Non-cash write-off of deferred IPO costs	5,787		2,825
Non-cash volumetric and production adjustment to gas gathering liability	(2,567)		(29,085)
Adjusted EBITDAX	$384,713		$338,571

Revenue
Natural Gas Sales and Realized Commodity Derivatives
The following table summarizes the changes in our natural gas sales and realized derivative effects (in thousands):
2019	$485,268
Volume	90,481
Price	(117,193)
Realized derivative	84,196
2020	$542,752
The increase in natural gas volume for 2020 was primarily the result of additional producing wells. The price decrease for 2020 was driven by the decline in the Henry Hub price upon which our sales price is generally determined.
Since commodity prices were below the weighted average floor prices of our derivative portfolio, we realized a net gain on our natural gas derivatives during 2020. The average prices of natural gas in our commodity derivative contracts for 2020 and 2019 were $2.71 and $2.86 per MMBtu, respectively. Additionally, our total volumes hedged for 2020 and 2019 were each approximately 90% of net gas produced.
As our production volumes fluctuate, we would expect our revenue to also fluctuate, depending on prevailing natural gas prices.
Unrealized Gain (Loss) On Commodity Derivatives
We had an unrealized loss on our commodity derivative contracts in 2020 and an unrealized gain in 2019. The unrealized loss in 2020 is primarily related to an increase in the NYMEX natural gas futures as well as a decline in our average hedge price from December 31, 2019 while the unrealized gain in 2019 was primarily related to the decrease in NYMEX natural gas futures relative to December 31, 2018.
Operating Expenses
Lease Operating
LOE for 2020 compared to 2019 was down $0.03 per Mcf primarily due to reduced costs for gas treatment and water disposal. After a spike in our gas treatment and water disposal costs in 2019, we started to realize gas treatment cost savings following the replacement of individual well gas treatment equipment with a more efficient, multi-well amine treating facilities that were brought online in 2020. We also developed our third saltwater disposal facility and brought online two saltwater gathering lines resulting in decreased rates on water hauling and disposal costs and direct control over the majority of our water volumes.
We expect that our LOE will increase in the future as additional wells are brought online but may decrease on a unit cost basis as production increases since a portion of our LOE is fixed.
Gathering and Treating
	For the Year Ended December 31,
	2020		2019
	(in thousands)	Per Mcf	(in thousands)	Per Mcf
Gathering — Cash	$78,578	$0.33	$66,181	$0.33
Gathering — noncash	(2,567)	(0.01)	(29,085)	(0.15)
Other	759	—	859	—
Total	$76,770	$0.32	$37,955	$0.19

Gathering and treating expense increased in 2020 on an absolute and unit cost basis. Our cash gathering fees increased $12.4 million due to higher volumes but were flat on a per Mcf basis in 2020. On a per Mcf basis, non-cash gathering expenses decreased because we met all obligations on our gas gathering liability in the first quarter of 2020 and consequently recorded the last non-cash gains at that time with no payments required in 2019 or 2020 on our minimum volume gathering commitment.
Production and Ad Valorem Taxes
	For the Year Ended December 31,
	2020		2019
	(in thousands)	Per Mcf	(in thousands)	Per Mcf
Production taxes	$9,957	$0.04	$13,292	$0.06
Ad valorem taxes	5,663	0.02	5,247	0.03
Total	$15,620	$0.06	$18,539	$0.09
Production and ad valorem taxes decreased $2.9 million in 2020 compared to 2019. Production taxes were down $0.02 per Mcf primarily because the state of Louisiana dropped the severance tax rate from $.125 per Mcf to $.0934 per Mcf in the third quarter of 2020. Additionally, the increased production volume in 2020 is production tax exempt whereas 2019 included production volumes where more wells had met payout and no longer qualified for the production tax exemptions.
We expect our production and ad valorem tax to increase in the future as we develop our assets and increase the number of producing wells on which such taxes are levied. We expect these new wells will continue to qualify for early life production tax exemptions, and we expect our production tax costs will increase in absolute terms as wells meet payout and are no longer production tax exempt. Production taxes are paid on produced natural gas based on rates established annually by the state of Louisiana.
G&A
	For the Year Ended December 31,
	2020	2019
	(in thousands)
Wages and benefits	$25,091	$23,301
Professional services	2,924	2,498
Licenses, fees and other	7,504	7,287
Total gross G&A expense	35,519	33,086
Less:
Allocations to affiliates	(9,108)	(8,722)
Recoveries	(18,963)	(16,522)
Net G&A expense	$7,448	$7,842
The increase in gross G&A expense for 2020 was primarily due to increased headcount in the Plano office and related compensation as well as increased professional services. While net G&A expense in 2020 decreased relative to 2019, as recoveries were higher in 2020 and were attributable to increased producing well count and inflationary rate adjustments.
Write-off of Deferred IPO Costs
In conjunction with a possible initial public offering (“IPO”), costs incurred related to the IPO such as legal, audit, tax and other professional services are capitalized as deferred equity issuance costs in other non-current assets. In the first quarter of 2020, we wrote-off deferred IPO costs related to years that will no longer be presented in any future potential filings. In the fourth quarter of 2020, we incurred new costs related to a possible IPO and included them in prepaid and other assets.

Monitoring Fee
The increase in monitoring fee for 2020 is due to higher Adjusted EBITDAX with payments pursuant to a management and consulting agreement with Blackstone and our CEO. The monitoring fee is based on Adjusted EBITDAX, and we anticipate monitoring fees will increase in the future if we generate more Adjusted EBITDAX. The monitoring fee will cease upon completion of this offering.
Strategic
These costs include amounts paid to external parties for potential acquisitions or other projects.
DD&A
	For the Year Ended December 31,
	2020		2019
	(in thousands)	Per Mcf	(in thousands)	Per Mcf
Depletion	$340,423	$1.41	$319,456	$1.60
Depreciation	5,351	0.02	4,405	0.02
Accretion	1,878	0.01	3,798	0.02
Total	$347,652	$1.44	$327,659	$1.64
The increase in DD&A in 2020 is due to increased production. The increase in deprecation is primarily associated with the new saltwater disposal facilities and lower allocation of depreciation to affiliates in 2020. The decrease in accretion expense is related to the extinguishment of the gas gathering liability.
The per MCF decrease in depletion expense for 2020 is attributable to a lower depletion rate primarily due to higher December 31, 2019 proved reserves. We expect our depletion rate will fluctuate in the future based on levels of CapEx incurred to develop our assets and changes in proved reserve levels.
Interest Expense
	For the Year Ended December 31,
	2020	2019
	(in thousands)
Cash interest:
Interest costs and unutilized fees	$96,190	$98,869
Realized gain on interest rate swaps	—	(1,404)
Letter of credit fees and other	943	875
Total cash interest	97,133	98,340
Non-cash interest:
Non-cash interest	17,606	12,384
Non-cash loss on extinguishment of Superpriority Facility	4,509	—
Unrealized loss on interest rate swaps	—	1,474
Total non-cash interest	22,115	13,858
Total interest expense	$119,248	$112,198
The decrease in cash interest costs on debt outstanding for 2020 is attributable to LIBOR decreases on the Superpriority Facility and RBL and unutilized commitment fees on the Second Lien Credit Facility and higher borrowings on the RBL. Non-cash interest on debt outstanding includes amortization of deferred financing costs and original issue discount and is higher for 2020 due to additional amortization related to the First Lien extension, addition of the Second Lien in the fourth quarter of 2020, a non-cash loss on extinguishment of $4.5 million related to the write-off of remaining deferred financing costs and discount on the Superpriority loan.
Our interest rate swap expired in June 2019.

Capital Resources and Liquidity
Our development activities require us to make significant operating and capital expenditures. Our primary use of capital has historically been for the development of natural gas properties. In addition, we regularly evaluate our capital structure and opportunities to manage our liabilities, as well as other strategic transactions that we believe to be credit accretive.
We expect the 2021 capital program of our predecessor, Vine Oil & Gas LP, to be approximately $230 to $240 million of which $210 to $220 million is allocated for D&C operations. The remaining $20 million of its capital program is designated for non-D&C items. We expect our 2021 capital program for Vine Energy Inc. and its subsidiaries following this offering and the combinations to be approximately $340 to $350 million of which $310 to $320 million is allocated for D&C operations. The remaining $30 million of its capital program is designated for non-D&C items.
We plan to fund our 2021 CapEx through cash flow from operations, excess proceeds from this offering (if any) and borrowings under our New RBL. Further, we intend to monitor conditions in the debt capital markets and may determine to issue long-term debt securities, including potentially in the near term, to fund a portion of our 2021 CapEx or refinance a portion of our existing indebtedness. We cannot predict with certainty the timing, amount and terms of any future issuances of any such debt securities.
In July 2020, a committee of independent members from Vine’s Board of Managers approved a $30 million distribution to Vine Oil & Gas Parent LP, a wholly owned subsidiary of Blackstone and certain members of management. The distribution was made immediately following such approval with funds originating from a first lien RBL draw made at the end of June 2020.
On December 30, 2020, we entered into an extension and amendment of our RBL Credit Facility and a new second lien term loan to repay the aggregate principal amount of loans under the Superpriority Facility resulting in the following:
•
the maturity of the RBL was extended to January 15, 2023 and the borrowing base of the facility was reduced from $350 million to $300 million and will reduce further on a quarterly basis to $100 million at December 31, 2022. Other than the quarterly reductions, there are no borrowing base redeterminations. The pricing grid was increased by 1.00% to LIBOR + 2.50% to 3.50% based on utilization.

•
entered into the Second Lien Term Loan whereby the proceeds were used to repay the aggregate principal amount of loans of $150 million outstanding under the Superpriority Facility in connection with the entry into the amendment to and extension of the RBL. The Second Lien Term Loan was fully drawn at closing in the amount of $150 million. The Second Lien Term Loan bears interest at a rate equal to a LIBOR floor of 0.75% plus 8.75% per annum, payable monthly, and matures on the earlier to occur of (a) December 30, 2025 and (b) 90 days prior to the maturity of the 9.75% Notes or 8.75% Notes, to the extent specified amounts of such indebtedness remain outstanding. The Second Lien Term Loan is redeemable beginning June 30, 2022 at 102% of par value, stepping down to 101% of par value on June 30, 2023 and at par value on June 30, 2024 and thereafter. The Second Lien Term Loan is secured on a junior lien basis by all our assets and stock and the subsidiaries that secure the RBL and, upon closing of the offering, the New RBL.

•
the Company’s existing $280 million second lien revolving credit agreement, dated December 30, 2019, was subordinated to a third lien in connection with the entry into the Second Lien Term Loan. The Third Lien Credit Agreement provides for a revolving credit facility in an amount up to $330 million, and bears interest rate of LIBOR plus 9.75% per annum. The Third Lien Credit Agreement matures on March 15, 2023 and was undrawn at December 31, 2020.

With consideration of the executed transactions above, we believe we have sufficient liquidity to fund future operations and to meet obligations as they become due for at least one year following the date that these consolidated financial statements are issued.
Cash Flow Activity
Our financial condition and results of operations, including our liquidity and profitability, are significantly affected by the prices that we realize for our natural gas and the volumes of natural gas that we produce. Natural gas is a commodity for which established trading markets exist. Accordingly, our operating cash flow is sensitive to a number of variables, the most significant of which are the volatility of natural gas prices and production levels both regionally and across North America, the availability and price of alternative fuels, infrastructure capacity to reach markets, costs of operations and other variable factors. We monitor factors that we believe could be likely to influence price movements including new or expanded natural gas markets, gas imports, LNG and other exports and industry CapEx levels.
Our produced volumes have a high correlation to our level of CapEx and our ability to fund it through operating cash flow, borrowings and other sources may be affected by multiple factors discussed further herein.
The following summarizes our cash flow activity:
	For the Year Ended December 31,
	2020	2019
	(in thousands)
Operating cash flow	$295,174	$270,699
Investing cash flow	(252,378)	(281,193)
Financing cash flow	(45,565)	7,750
Net change in cash	$(2,769)	$(2,744)
2020 Compared to 2019
Operating Cash Flow
Cash flow from operating activities for 2020 was higher than 2019 primarily due to higher production levels of 658 MMcfd in 2020 as compared to 549 MMcfd in 2019 and working capital changes offset by lower natural gas prices.
Investing Cash Flow
Our cash flow used in investing activities in 2020 was lower than 2019 primarily due to a higher capital program in 2019 offset by $5.8 million in proceeds from the sale of certain pipeline assets.
Financing Cash Flow
Cash flow used in financing activities in 2020 increased as we made a $30 million distribution to Vine Oil and Gas Parent LP and paid $15.6 million of deferred financing costs compared to 2019 where we had net borrowings of $10 million on our RBL and $2.2 million of deferred financing costs.
Derivative Activities
Natural gas prices are inherently volatile and unpredictable. Accordingly, to achieve more predictable cash flow and reduce our exposure to adverse fluctuations in commodity prices, we use commodity derivatives, such as swaps, to hedge price risk associated with our anticipated production and to underpin our development program. This helps reduce potential negative effects of reductions in gas prices but also reduces our ability to benefit from increases in gas prices. In certain circumstances, where we have unrealized gains in our derivative portfolio, we may choose to restructure existing derivative contracts or enter into new transactions to modify the terms of current contracts in order to utilize their value to further our strategic pursuits.
A swap has an established fixed price. When the settlement price is below the fixed price, the counterparty pays us an amount equal to the difference between the settlement price and the fixed price multiplied by the hedged contract volume. When the settlement price is above the fixed price, we pay our counterparty an amount equal to the difference between the settlement price and the fixed price multiplied by the hedged contract volume.

A put option has an established floor price. The buyer of that put option pays the seller a premium to enter into the put option. When the settlement price is below the floor price, the seller pays the buyer an amount equal to the difference between the settlement price and the strike price multiplied by the hedged contract volume. When the settlement price is above the floor price, the put option expires worthless.
A call option has an established ceiling price. The buyer of the call option pays the seller a premium to enter into the call option. When the settlement price is above the ceiling price, the seller pays the buyer an amount equal to the difference between the settlement price and the strike price multiplied by the hedged contract volume. When the settlement price is below the ceiling price, the call option expires worthless.
A put option and a call option may be combined to create a collar. A collar requires the seller to pay the buyer if the settlement price is above the ceiling price and requires the buyer to pay the seller if the settlement price is below the floor price. Our Second Lien Term Loan requires us to have 70% of our total expected production hedged 24 months forward.
Our commodity derivatives allow us to mitigate the potential effects of the variability in operating cash flow thereby providing increased certainty of cash flows to support our capital program and to service our debt. We believe the New RBL will afford us greater flexibility to hedge than similar agreements of our peers because it is expected to allow us to hedge a large percentage of our total expected production. Typically, credit documents limit borrowers to hedging only production from already developed reserves. Our derivatives provide only partial price protection against declines in natural gas prices and partially limit our potential gains from future increases in prices.
The following table summarizes our derivatives as of December 31, 2020:
Natural Gas Swaps
	Period	Natural Gas Volume (MMBtud)	Weighted Average Swap Price ($ / MMBtu)
2021
First Quarter		515,000	$2.70
Second Quarter		610,890	$2.53
Third Quarter		637,522	$2.53
Fourth Quarter		648,370	$2.54
2022
First Quarter		639,833	$2.55
Second Quarter		119,780	$2.57
Third Quarter		156,522	$2.56
Fourth Quarter		363,109	$2.53
Natural Gas Swaps
	Period	Natural Gas Volume (MMBtud)	Weighted Average Swap Price ($ / MMBtu)
2023
First Quarter		445,333	$2.50
Fourth Quarter		101,087	$2.54
2024
First Quarter		300,000	$2.54
Fourth Quarter		70,761	$2.58
2025
First Quarter		137,667	$2.58

Natural Gas Calls
	Period	Natural Gas Volume (MMBtud)	Weighted Average Swap Price ($ / MMBtu)
2021
First Quarter		(85,000)	$3.19
We expect to continue to use commodity derivatives to hedge our price risk in the future, though the notional and pricing levels will be dependent upon prevailing conditions, including available capacity of our counterparties.
Our current derivative portfolio cannot protect us from the risk of a potential widening of differentials between our sales price and NYMEX. We have entered into agreements with multiple potential counterparties to also allow us to hedge our physical gas sales at fixed prices. In 2020, approximately 62% of our 2020 basis was effectively fixed at approximately $0.18 under NYMEX by virtue of our physical, firm sales agreements with multiple credit-worthy counterparties.
Debt Agreements
Vine Oil & Gas RBL Facility
In November 2014, in connection with the Shell Acquisition, we entered into the RBL with HSBC Bank USA, National Association, as Administrative Agent, Collateral Agent, Swingline Lender and an Issuing Bank and the banks, financial institutions and other lending institutions from time to time party thereto. The RBL was amended in January 2015, October 2017 and most recently in December 2020.
As amended, our RBL has a total current revolving commitment of $300 million, with such commitment being subject to periodic scheduled reductions until January 15, 2023 (the commitment as subject to these reduction from time to time, the “Loan Limit”). In addition to the periodic reductions referenced above, the Loan Limit is also subject to adjustments in connection with certain asset dispositions. The RBL requires that we provide a first priority security interest in our oil and gas properties (such that those properties subject to the security interest represent at least 85% of the total value of the proved oil and gas properties) and all of our personal property assets. The RBL is scheduled to mature in January 2023.
The RBL includes usual and customary covenants for facilities of its type and size. The covenants cover matters such as mandatory reserve reports, the responsible operation and maintenance of properties, certifications of compliance, required disclosures to the lenders, notices under other material instruments, and notices of sales of oil and gas properties. It also places limitation on the incurrence of additional indebtedness, restricted payments, distributions, investments outside of the ordinary course of business and limitations on the amount of commodity and interest rate hedges that can be put in place.
The RBL also contains a financial maintenance covenant limiting us to a consolidated total net leverage to consolidated trailing twelve month EBITDAX ratio of 4.00:1.00 on or prior to March 31, 2021 and 3.50:1.00 thereafter, measured quarterly.
The RBL bears interest based on LIBOR plus an additional margin, based on the percentage of the revolving commitment being utilized, ranging from 2.50% to 3.50%. There is also a commitment fee that ranges between 0.375% and 0.50% on the undrawn borrowing base amounts. The RBL may be prepaid without a premium. Should the RBL remain outstanding as of January 1, 2023, we will be required to pay a ‘deferred extension fee’ of $1 million to the pro rata account of each lender.
We intend to use the net proceeds of this offering and borrowings under the New RBL to repay in full and terminate the RBL.
Second Lien Credit Agreement
In December 2020, we entered into the Second Lien Credit Agreement with Morgan Stanley Senior Funding, Inc. as administrative agent and collateral agent, and certain other banks, financial institutions and other lending institutions from time to time party thereto, pursuant to which we were provided with the Second Lien Term Loan.
The Second Lien Term Loan was fully drawn in December 2020 in an amount of $150 million, and bears interest at a rate equal to a LIBOR plus 8.75% per annum, payable quarterly, maturing on the earlier to occur of (a) December 30, 2025 and (b) 90 days prior to the maturity of the 9.75% Notes or 8.75% Notes, to the extent specified amounts of such indebtedness remain outstanding. If redeemed prior to June 30, 2022, the Second Lien Term Loan is subject to a make-whole premium of the applicable treasury rate plus 0.50% of the amount of interest and any call premium which would have otherwise been payable had the Second Lien Term Loan been redeemed on June 30, 2022. The Second Lien Term Loan is redeemable beginning June 30, 2022 at 102% of par value, stepping down to 101% of par value on June 30, 2023 and at par value on June 30, 2024 and thereafter. The Second Lien Term Loan also provides for a quarterly consolidated total net leverage ratio financial maintenance covenant of 4.00x, stepping down to 3.50x with the quarter ended June 30, 2021 and thereafter, similar to the RBL.
The Second Lien Term Loan contains customary incurrence-based covenants for facilities of this type, including restrictions on the incurrence of liens, indebtedness, asset dispositions, fundamental changes, transactions with affiliates, restricted payments and other customary covenants. For example, our Second Lien Term Loan requires us to have 70% of our total expected production hedged 24 months forward, along with the requirement to maintain liquidity of no less than $40 million, tested quarterly, and is secured on a second lien basis by all of our assets and stock and the subsidiaries that secure the RBL.
Third Lien Credit Agreement
In December 2019, we entered into the Third Lien Credit Agreement with Blackstone Holdings Finance Co LLC, as administrative agent and collateral agent and certain other banks, financial institutions and other lending institutions from time to time party thereto. At that time, the Third Lien Credit Agreement was secured on a second lien basis, but was subordinated to a third lien in December 2020 in connection with the entry into the Second Lien Credit Agreement. We expect to terminate the Third Lien Credit Facility in connection with this offering.
The Third Lien Credit Agreement provides for a revolving credit facility in an amount up to $330 million, and bears interest at a rate of LIBOR plus 9.75% per annum. The Third Lien Credit Agreement matures on March 15, 2023 and was undrawn at December 31, 2020.
The Third Lien Credit Agreement contains customary incurrence-based covenants for facilities of this type, including restrictions on the incurrence of liens, indebtedness, asset dispositions, fundamental changes, transactions with affiliates, restricted payments and other customary covenants, and is secured on a third lien basis by all of our assets and stock and the subsidiaries that secure the RBL and will secure the New RBL, as applicable.
Vine Oil & Gas 8.75% Notes
In October 2017, we issued $530 million aggregate principal amount of the 8.75% Notes at 99% of par, and in connection therewith, we incurred discounts and upfront fees totaling $17.9 million. Aggregate net proceeds from the issuance of the 8.75% Notes of approximately $512 million were used to repay borrowings outstanding on the RBL and Term Loan B (“TLB”) in the amount of $95.0 million and $61.4 million, respectively, and to repurchase in full our $350 million Term Loan C (“TLC”) for $353.5 million. Interest is accrued and paid semi-annually on April 15 and October 15.
The 8.75% Notes are guaranteed on a senior unsecured basis by all our subsidiaries. We may redeem the 8.75% Notes at a redemption price (plus accrued and unpaid interest) equal to 106.563% of the principal amount through October 2021, 104.375% of the principal amount from October 2021 through April 2022 and 100% of the principal amount thereafter. The 8.75% Notes mature in April 2023 and bear interest at 8.75%.
Vine Oil & Gas 9.75% Notes
In October 2018, we issued $380 million aggregate principal amount of 9.75% Notes due 2023 at par, and in connection therewith, we incurred upfront fees totaling $7.8 million. Aggregate net proceeds from the issuance of the 9.75% Notes were $372.2 million and were used to repay borrowings and accrued and unpaid interest in full on the TLB in the amount of $339.0 million. Interest is accrued and paid semi-annually on April 15 and October 15.
The 9.75% Notes are guaranteed on a senior unsecured basis by all our subsidiaries. The 9.75% Notes mature in April 2023 and bear interest at 9.75%. We may redeem the 9.75% Notes at a redemption price (plus accrued and unpaid interest) equal to 107.313% of the principal amount through October 2021, 104.875% of the principal amount from October 2021 through April 2022 and 100% of the principal amount thereafter.
Summary of Outstanding Debt at December 31, 2020 (1)
	Highest Priority			Lowest Priority
	RBL	Second Lien Term Loan	Third Lien Credit Facility	9.75% (Unsecured)	8.75% (Unsecured)
Face amount	$300 million	$150 million	$330 million	$380 million	$530 million
Amount outstanding	$190 million	$150 million	$0	$380 million	$530 million
Scheduled maturity date	January 2023	December 30, 2025 or 90 days prior to the maturity of the 9.75% Notes or 8.75% Notes	March 15, 2023	April 2023	April 2023
Interest rate	LIBOR+2.5-3.5%	LIBOR + 8.75%	LIBOR + 9.75%	9.75%	8.75%
Base interest rate options	ABR and LIBOR + spread	ABR and LIBOR + spread	ABR and LIBOR + spread	N/A	N/A
Financial maintenance covenants	– Maximum consolidated total net leverage ratio of 4.0x	– Maximum consolidated total net leverage ratio of 4.0x	– LTM Leverage minimum of $0	N/A	N/A
	decreasing to 3.5x effective April 2021	decreasing to 3.5x effective April 2021 – Minimum liquidity of $40 million tested quarterly	– Maximum consolidated total net leverage ratio of 4.0x decreasing to 3.5x effective April 2021 – Maximum secured leverage ratios of 4.0x decreasing to 3.5x effective April 2021
Significant restrictive covenants	– Incurrence of debt – Incurrence of liens – Payment of dividends – Equity purchases – Asset sales – Limitations on derivatives & investments – Affiliate transactions	– Incurrence of debt – Incurrence of liens – Payment of dividends – Equity purchases – Asset sales – Limitations on derivatives & investments – Affiliate transactions – Excess cash cap	– Incurrence of debt – Incurrence of liens – Payment of dividends – Equity purchases – Asset sales – Limitations on derivatives & investments – Affiliate transactions	– Incurrence of debt – Incurrence of liens – Payment of dividends – Equity purchases – Asset sales – Limitations on ability to make investments – Affiliate transactions	– Incurrence of debt – Incurrence of liens – Payment of dividends – Equity purchases – Asset sales – Limitations on ability to make investments – Affiliate transactions
Optional redemption	Any time at par	Make-whole through June 2022; 102% through June 2023; 101% through June 2024; thereafter at par	Any time at par	After October 2020 through October 2021 at 107.313%; thereafter through April 2022 at 104.875%; thereafter at par	After October 2020 through October 2021 at 106.563%; thereafter through April 2022 at 104.375%; thereafter at par
Change of control	Event of default	Event of default	Event of default	If accompanied by Ratings Decline, Investor put at 101% of par	If accompanied by Ratings Decline, Investor put at 101% of par

(1)
The information presented in this table is qualified in all respects by reference to the full text of the covenants, provisions and related definitions contained in the documents governing the various components of our debt.

Contractual Obligations
	As of December 31, 2020 (in thousands)
	2021	2022	2023	2024	2025	Total
RBL Principal(1)	$—	$90,000	$100,000	$—	$—	$190,000
RBL Interest(2)	6,823	6,293	127	—	—	13,243
2nd Lien Term Loan	—	—	—	—	150,000	150,000
2nd Lien Interest(2)	14,448	14,448	14,448	14,448	14,448	72,240
3rd Lien Interest(3)	1,419	1,419	288	—	—	3,126
8.75% Notes Principal	—	—	530,000	—	—	530,000
8.75% Notes Interest	46,375	46,375	13,341	—	—	106,091
9.75% Notes Principal	—	—	380,000	—	—	380,000
9.75% Notes Interest	37,050	37,050	10,658	—	—	84,758
LC Fees & Payments(4)	847	863	653	653	653	3,669
Drilling Rig(5)	6,513	4,173	—	—	—	10,686
Other	1,054	1,087	932	—	—	3,073
Total	$114,529	$201,708	$1,050,447	$15,101	$165,101	$1,546,886

(1)
On December 30, 2020, the maturity of the RBL was extended to January 15, 2023 and availability under the facility was reduced from $350 million to $300 million and will reduce further on a quarterly basis to $100 million at December 31, 2022.

(2)
This debt bears interest at LIBOR plus a borrowing spread. In determining future interest, we used outstanding amounts at December 31, 2020 and used the forward curve for LIBOR to project the interest obligations in those future periods.

(3)
Includes payment of the commitment fee pursuant to the Third Lien Credit Agreement.

(4)
Related to $24.9 million in outstanding letters of credit outstanding as of December 31, 2020.

(5)
We are party to four drilling rig contracts, only one of which had an original term beyond one year, and as a result, only one is reflected in this table.

Critical Accounting Estimates
Our financial statements are prepared in accordance with GAAP. In connection with preparing of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expense and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time we prepare our consolidated financial statements. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ materially from our assumptions and estimates.
Our significant accounting policies are discussed in our audited financial statements included elsewhere in this prospectus. Management believes that the following accounting estimates are those most critical to fully understanding and evaluating our reported financial results, and they require management’s most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.
Gathering Liability
Policy Description
We are party to some gathering contracts that require delivery of minimum volumes regardless of throughput for each annual contract period. These gathering contracts require annual settlement payments for any shortfalls in the gathered volumes.

Judgments and Assumptions
Our obligation for the gathering contracts was initially measured at fair value as of the acquisition date and represented the expected volume shortfall over the remaining contract period. The fair value was determined using estimated future development pace, future production volumes, future inflation factors, and our weighted average cost of capital. We recognize accretion expense for the impact of increasing the discounted liability as time passes. At each reporting period, the difference, if any, between the estimated payments at inception and actual current contract period payments expected to be required are recorded to gathering and treating expense. If our development plan changes or if production deviates from our initial estimation, the amount of the adjustments to the gas gathering liability recorded to gathering and treating expense could be material. For example, if our forecasted volumes were to decrease, we would need to increase the liability via additional gathering and treating expense. Conversely, if our actual production volumes were to increase, we would reduce the liability via a reduction to gathering and treating expense when the excess gas is produced. We met all obligations on our gas gathering liability in the first quarter of 2020 and consequently recorded the last non-cash gains to fully amortize the gas gathering liability.
Natural Gas Reserves
Policy Description
Proved natural gas reserves are the estimated quantities of natural gas that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. In calculating cash inflows for reserves, we use an unweighted average of the preceding 12-month first-day-of-the-month prices for determination of proved reserve values and for annual proved reserve disclosures. We assume continued use of technologies with demonstrated success of yielding expected results, including the use of drilling results, well performance, well logs, seismic data, geological maps, well stimulation techniques, well test data and reservoir simulation modeling.
In calculating cash outflows for reserves, we use well costs and operating costs prevailing during the preceding year, but more heavily weighted toward recent demonstration levels, which are then held constant into future periods. Our estimates of proved reserves are determined and reassessed at least annually using available geological and reservoir data as well as production performance data. Revisions may result from changes in, among other things, reservoir performance, prices, economic conditions and governmental policies.
We limit our future development program to only those wells that we expect to be developed within five years of their initial recognition. Additional information regarding our proved natural gas reserves may be found under “Reserve Data” found elsewhere in this prospectus.
Judgments and Assumptions
All of the reserve information in this prospectus is based on estimates. Estimates of natural gas reserves are prepared in accordance with guidelines established by the SEC. Reservoir engineering is a subjective process of estimating recoverable underground accumulations of natural gas. There are numerous uncertainties inherent in estimating recoverable quantities of proved natural gas reserves. Uncertainties include the projection of future production rates and the expected timing of development expenditures. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, proved reserve estimates may be different from the quantities of natural gas that are ultimately recovered.
The passage of time provides more qualitative information regarding estimates of reserves, and revisions are made to prior estimates to reflect updated information. If future significant revisions are necessary that reduce previously estimated reserve quantities, it could result in impairments. In addition to using estimates of proved reserves to assess for impairment, we also rely heavily on them in the calculation of depletion expense. For example, if estimates of proved reserves decline, the depletion rate and resulting expense will increase, resulting in a decrease in net income. A decline in estimates of proved reserves could also cause us to perform an impairment analysis to determine whether the carrying amount of oil and natural gas properties exceeds fair value, which would result in an impairment charge, reducing net income.

Successful Efforts Method of Accounting for Natural Gas Properties
Policy Description
We use the successful efforts method of accounting for natural gas activities. Costs to acquire mineral interests in natural gas properties are capitalized as unproved properties whereas costs to drill and equip wells that result in proved reserves are capitalized as proved properties. Costs to drill wells that do not identify proved reserves as well as geological and geophysical costs are expensed.
Our proved natural gas properties are recorded at cost. We evaluate our properties for impairment annually in the fourth quarter or when events or changes in circumstances indicate that a decline in the recoverability of their carrying value may have occurred. We estimate the expected future cash flows of our natural gas properties and compare these undiscounted cash flows to the carrying amount of the natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will write down the carrying amount of the natural gas properties to fair value. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, estimated future operating and CapEx, and discount rates.
Judgments and Assumptions
Our impairment analysis requires us to apply judgment in identifying impairment indicators and estimating future cash flows of our natural gas properties. If actual results are not consistent with our assumptions and estimates or our assumptions and estimates change due to new information, we may be exposed to an impairment charge.
Key assumptions used to determine the undiscounted future cash flows include estimates of future production, timing of new wells coming on line, differentials, net estimated operating costs, anticipated CapEx, and future commodity prices. Our discussion of the judgments inherent in reserve estimation above has information with direct bearing on the judgments surrounding our depletion calculation and impairment analysis. However, in conducting our impairment analysis, we also replace pricing assumptions with future price estimates and we include values for our probable and possible reserves in determining fair value.
Lower net undiscounted cash flows can result in the carrying amount of the natural gas properties exceeding the net undiscounted cash flows, which results in an impairment expense. Changes in forward commodity prices and differentials, changes in capital and operating expenses, and changes in production among other items can result in lower net undiscounted cash flows. Forward commodity prices can change quickly and unexpectedly as, for example, a result of global supply fluctuations or warmer than anticipated weather, which can negatively impact forward commodity prices, which could significantly lower undiscounted net cash flows.
Similarly, future capital and lease operating costs are uncertain and can change quickly based on regional oil and natural gas drilling activity, steel and other raw material prices, transportation costs and regulatory requirements, among other factors. Increased capital and lease operating costs would result in lower net undiscounted cash flows. Production estimates are determined based on field activities and future drilling plans.
Drilling and field activities require significant judgments in the evaluation of all available geological, geophysical, engineering and economic data. As such, actual results may materially differ from predicted results, which could lower production and net undiscounted cash flows.
Unproved property costs consist of costs to acquire undeveloped leases. We evaluate unproved properties for impairment based on remaining lease term, nearby drilling results, reservoir performance, seismic interpretation or future plans to develop acreage.
Derivatives
Policy Description
We enter into derivatives to mitigate risk associated with the prices received from our natural gas production. We also utilize interest rate derivatives to hedge the risk associated with interest rates on our outstanding debt.

Our derivatives are not designated as hedges for accounting purposes. Accordingly, changes in their fair value are recognized in income in the period of change. As the derivative cash flows are considered an integral part of our operations, they are classified as cash flows from operating activities. All derivative instruments are recognized as either an asset or liability on the balance sheet measured at their fair value determined by reference to published future market prices and interest rates.
Judgments and Assumptions
The estimates of the fair values of our commodity and interest rate derivatives require substantial judgment. Valuations are based upon multiple factors such as futures prices, volatility data from major natural gas trading points, length of time to maturity, credit risks and interest rates. We compare our estimates of fair value for these instruments with valuations obtained from independent third parties and counterparty valuation confirmations.
The values we report in our financial statements change as these estimates are revised to reflect actual results. Future changes to forecasted or realized commodity prices could result in significantly different values and realized cash flows for such instruments.
Asset Retirement Obligations
Policy Description
We record the fair value of the liability for ARO in the period in which it is legally or contractually incurred. Upon initial recognition of the ARO, an asset retirement cost is capitalized by increasing the carrying amount of the asset by the same amount as the liability. In periods subsequent to initial measurement, the asset retirement cost is recognized as expense through depletion or depreciation over the asset’s useful life. Changes in the liability for ARO are recognized for (i) the passage of time and (ii) revisions to either the timing or the amount of estimated cash flows. Accretion expense is recognized for the impacts of increasing the discounted liability to its estimated settlement value.
Judgments and Assumptions
The estimates of our future ARO require substantial judgment. We estimate the future costs associated with our retirement obligations, the expected remaining life of the related asset and our credit-adjusted-risk-free interest rate. As revisions to these estimates occur, we may have significant changes to the related asset and its ARO.
If future abandonment cost estimates were to exceed current estimates, or if assets had shortened lives compared to current estimates, we would expect to increase the recorded liability for ARO, which would trigger recognition of additional expense and a reduction to our net income.
JOBS Act
The JOBS Act permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file or furnish in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as we remain an emerging growth company.
Recent Accounting Pronouncements
Our audited financial statements found elsewhere in this prospectus contain a description of recent accounting pronouncements.
Internal Controls and Procedures
We are not currently required to comply with the SEC’s rules implementing Section 404 of SOX, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules with respect to Section 302 of SOX, which will require certifications in our quarterly and annual reports and provision of an annual management report on the effectiveness of our internal control over financial reporting.
We will not be required to have our independent registered accounting firm make its first assessment of our internal control over financial reporting under Section 404 until our first annual report after we cease being an “emerging growth company”.
Quantitative and Qualitative Disclosure about Market Risk
The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risk. The term “market risk” refers to the risk of loss arising from adverse changes in natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for hedging purposes, rather than for speculative trading.
Commodity Price Risk and Hedges
Our major market risk exposure is in the pricing that we receive for our natural gas production. Natural gas is a commodity and, therefore, its price is subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the natural gas market has been volatile. Prices for domestic natural gas began to decline during the third quarter of 2014 and have been pressured since then, despite a modest recovery in oil prices. Spot prices for Henry Hub generally ranged from $1.50 per MMBtu to $4.75 per MMBtu since 2014. Our revenue, profitability and future growth are highly dependent on the prices we receive for our natural gas production, and the levels of our production, depend on numerous factors beyond our control, some of which are discussed in “Risk Factors — Risks Related to Our Business — Natural gas prices are volatile. A reduction or sustained decline in prices may adversely affect our business, financial condition or results of operations and our ability to meet our financial commitments.”
A $0.10 per Mcf change in our realized natural gas price would have resulted in a $4.9 million change in our natural gas revenue for 2020, after giving effect to our commodity derivative contracts. Our sole sources of cash are our production of natural gas and the related hedging.
Due to natural gas volatility, we have historically used, and we expect to continue to use, derivatives, such as swaps and collars, to hedge price risk associated with our anticipated production. This helps reduce potential negative effects of reductions in gas prices but also reduces our ability to benefit from increases in gas prices. These instruments provide only partial price protection against declines in oil and natural gas prices and may partially limit our potential gains from future increases in prices. Moreover, our Second Lien Term Loan requires us to have 70% of our total expected production hedged 24 months forward.
“Risk Factors” contains additional information regarding the volumes of our production covered by derivatives and the associated risks.
Interest Rate Risk
At December 31, 2020, Vine had $340 million of debt outstanding, which bears interest at a floating rate.
Based on the $340 million in floating rate debt we had outstanding as of December 31, 2020, a 50 basis point increase or decrease in interest rate would have resulted in an increase or decrease, respectively, of approximately $1.7 million in interest expense per year. We do not currently have any derivative arrangements to protect against fluctuations in interest rates applicable to our variable rate indebtedness but may enter into such derivative arrangements in the future. To the extent we enter into any such interest rate derivative arrangement, we would subject to risk for financial loss. For more information, please see “Risk Factors — Risks Related to Our Business — Our derivative activities could result in financial losses or reduce our income.”

Counterparty and Customer Credit Risk
Our derivatives expose us to credit risk in the event of nonperformance by counterparties. While we do not require our counterparties to our derivatives to post collateral, our counterparties have principally been lenders under the RBL, which allows for right-of-offset in the event that they do not perform. Recently, we have been utilizing other counterparties who have investment grade credit ratings and whom we will continue to evaluate creditworthiness over the terms of the derivatives.
Our principal exposures to credit risk are through receivables resulting from joint interest receivables and receivables from the sale of our natural gas production. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. However, we believe the credit quality of our customers is high.
We sell our production to various types of customers, but generally to trading houses and large physical consumers of natural gas. We extend and monitor credit based on an evaluation of their financial conditions and publicly available credit ratings. The future availability of a ready market for natural gas depends on numerous factors outside of our control, none of which can be predicted with certainty. For 2020, we had five customers that exceeded 10% of total natural gas revenue. We do not believe the loss of any single purchaser would materially impact our operating results because of gas fungibility, the depth of Gulf Coast markets and presence of numerous purchasers.
Accounts receivable from joint interest billings arise from costs that we incur as operator that are attributable to outside working interests. We generally have the right to offset cash we receive for any production that we market on behalf of such outside working interests in the event they do not pay their portion of the costs we incur on their behalf.
Inflation
Inflation in the U.S. has been relatively low in recent years and did not have a material impact on our results of operations in 2020. Although the impact of inflation has been insignificant in recent years, it could cause upward pressure on the cost of oilfield services, equipment and G&A.
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements.

BUSINESS
Our Company
We are an energy company focused on the development of natural gas properties in the stacked Haynesville and Mid-Bossier shale plays in the Haynesville Basin of Northwest Louisiana.
Natural gas demand has significantly grown as a percentage of North America’s energy mix over the last ten years, having increased 38% from 86 Bcfd to 119 Bcfd and growing from 27% to 37% of the energy mix due to ample domestic supply, reliability of supply, significant supporting in-place infrastructure, low carbon intensity and low prices. In particular, demand for exported LNG has contributed to approximately 21% of that increase, with continued growth in LNG exports anticipated according to Wood Mackenzie. We believe natural gas will continue to be instrumental as a low carbon intensity source for meeting growing energy demand.
We believe the Haynesville will be particularly critical to meeting future natural gas demand. The Haynesville and Mid-Bossier shales are among the highest quality, highest return dry gas resource plays in North America with approximately 489 Tcf of natural gas in place, according to The Oil & Gas Journal. The Haynesville is among the oldest and most delineated shale plays in North America and its well economics have continued to improve in recent years as a result of advances in enhanced drilling and completion techniques, combined with predictable production profiles and well cost reductions. These advances have driven both higher and more capital efficient reserve recoveries on a per lateral foot basis, primarily as a consequence of optimized fracture stage lengths and increased proppant and water loading.
The Mid-Bossier shale overlays the Haynesville shale and demonstrates similar characteristics and well results. Additionally, the Haynesville and Mid-Bossier shales possess high-quality petrophysical characteristics, such as being over-pressured and having high porosity, permeability and thickness. Both plays also exhibit consistent and predictable geology and high EURs relative to D&C costs. These plays are at 10,500 to 13,500 ft in depth with formation temperatures ranging from 300 to 375° F, resulting in near pipeline quality natural gas requiring little additional processing, which contributes to relatively low operating costs. Lastly, due to significant historical development activity in the Haynesville beginning in 2008, which resulted in approximately 5,700 wells drilled through December 31, 2020, production and decline rates are predictable, and low-cost and sufficient midstream infrastructure is already in place. We therefore believe the Haynesville is one of the lowest-cost, lowest-risk natural gas plays in North America. As a consequence of these factors, as well as our proximity to Henry Hub and other premium Gulf Coast markets, LNG export facilities and other end-users, the play benefits from low breakeven costs, higher cash margins and higher pricing netbacks relative to other North American natural gas plays, such as those in Appalachia and the Rockies.
In contrast to the Haynesville, other sources of natural gas supply, including associated gas from oil-prone drilling and natural gas from the Appalachian region, are facing headwinds in the form of reduced activity and infrastructure constraints. Associated natural gas from oil-prone drilling was the largest contributor to natural gas supply growth from 2011 to 2019. However, due to the significant oil price shock brought on by the COVID-19 pandemic, the number of rigs drilling for oil in North America fell 59% in 2020, which is expected to result in a significant decline in future natural gas supply. While the Marcellus and Utica shales in the northeast United States currently account for approximately 30% of North American natural gas supply, there is limited pipeline capacity available to transport natural gas out of the area. Additionally, the demanding regulatory environment in the Northeast has limited new gas pipeline infrastructure. As such, we believe the Haynesville will be further relied upon to meet natural gas demand growth driven by increasing electricity demand associated with the global economic recovery, coupled with the continued increase in global LNG cargoes.
We first entered the Haynesville in 2014 following the Shell Acquisition and have actively acquired additional proximate acreage. We have approximately 125,000 net surface acres centered in what we believe to be the core of the Haynesville. Over 90% of our acreage is held-by-production and we operate over 90% of our future drilling locations with an average working interest of 83%. Approximately 84% of our acreage is prospective for dual-zone development, providing us with approximately 900 drilling locations among Vine, Brix and Harvest. Utilizing an average of 4 gross rigs, which we believe is sufficient to maintain production, we have approximately 25 years of development opportunities. We are not subject to any material minimum volume commitments in our gathering agreements, and have no firm transportation commitments, which provides us with the flexibility to match an optimal development pace to the prevailing natural gas price and hedging environment at any given time. This, coupled with the extensive midstream infrastructure and low basis differentials in the Haynesville, contributes to lower break-even costs. Research from Enverus projects that the average Haynesville Basin core well generates a 31% rate of return using a NYMEX gas price of $2.75 per MMBtu, which Enverus ranks as the highest among notable shale plays in North America. Moreover, based on the location of our acreage, which is in some of the most prospective parts of the Haynesville, we believe our weighted average rate of return based on internal cost assumptions for our remaining core drilling locations is 85% at a NYMEX gas price of $2.75 per MMBtu. As of December 31, 2020, we had approximately 370 net producing wells. Our assets are located almost entirely in Red River, DeSoto and Sabine parishes of Northwest Louisiana, which, according to Enverus, have consistently demonstrated higher EURs relative to drilling and completion costs than the Haynesville in Texas and other parishes in Louisiana.
The following table provides a summary of our inventory of drilling locations as of December 31, 2020, including average lateral length and drilling location data in each play.
Drilling Locations (1) (2)
	Short Lateral	Long Lateral
Length	<5,300 ft	>5,300 ft	Total
Haynesville	226	147	373
Mid-Bossier	212	293	505
Total Core	438	440	878
Total Non-Core	44	10	54
Total Drilling Locations	482	450	932

(1)
“Business — Our Operations — Reserve Data and Presentation — Drilling Locations” contains a description of our methodology used to determine gross drilling locations. We exclude drilling locations where our working interest is less than 20%.

(2)
932 gross drilling locations reflecting an average working interest of approximately 83% or 776 net drilling locations.

We describe the progression of our well completions as Vintages with our most recent wells described as Vintage 5. The characteristics of our Vintage 5 wells include 100-mesh sand completions, decreased cluster spacing, optimized proppant and water loading and refined stage lengths. We intend to continue employing longer laterals to develop certain areas within our asset base in order to increase capital efficiency. The shift to a higher concentration of longer laterals is a strategy we believe reflects our recent success in drilling long laterals of up to 10,000 ft. We expect this will increase our capital efficiency by allowing us to develop the gas in place using fewer wellbores and lower development costs, resulting in lower breakeven prices and higher returns.
Substantially all of our leasehold acreage is not subject to expiry because we have at least one developed well in each section, which, through continuous production of gas, maintains the leasehold position in that section and provides us with flexibility to conduct our remaining development. Our acreage has been delineated by over 700 gross horizontal wells drilled across our position in Sabine, Red River and DeSoto parishes, providing us with confidence that our inventory of drilling locations is low-risk and repeatable and that we can continue to generate consistent economic returns; of these 700 wells, over 280 wells have been brought online under our ownership or participation since our development program began in 2015, providing us with a significant amount of well performance data and associated learnings. In addition to the 700 wells drilled on our acreage, approximately 1,000 wells have been drilled by other operators within one mile of our position, further enhancing the delineation and confidence in our acreage. The company also holds license to almost 400 square miles of 3D and 50 miles of 2D seismic data. We are the leader of Mid-Bossier development, accounting for 36% of all Mid-Bossier wells brought online from 2017 to 2020, which is more than any other single operator.

All of the company’s acreage is underlaid by Northwest Louisiana’s extensive legacy midstream infrastructure, which includes access to sufficient gathering capacity to accommodate our future growth, including our primary third-party gatherer’s approximately 500 miles of pipeline and related treating plants. Their system is currently operating at an approximate 90% utilization rate and has multiple offload points where we can transfer volumes to other area gatherers at equivalent rates. This significant pre-existing area midstream infrastructure provides access to other area gatherers, and we utilize their capacity on both a firm and interruptible basis and expect to continue to do so in the future. We sell our gas at the tailgates of the treating plants attached to our gatherers’ systems and, as a result, incur and hold no direct firm-transportation cost or commitments. Furthermore, approximately 1.0 Bcfd of additional transportation capacity came online in mid-2020 through the DTE Energy (LEAP) project and another approximately 1.0 Bcfd is expected by mid-year 2021 with the Enterprise Product Partners (Acadian) project. Our proximity and sales to Henry Hub and other premium Gulf Coast markets, LNG export facilities and other end-users results in our netbacks reflecting low transportation costs, which is a significant competitive advantage compared to other North American dry gas plays such as those in Appalachia and the Rockies. As a result of these takeaway and sales dynamics, our basis differentials have remained tightly banded since our inception, ranging from $0.01 to $0.26 per MMBtu; over this same period, basis differentials in Appalachia and the Rockies have ranged from $0.27 to $1.54 and $0.12 to $0.96 per MMBtu, respectively. Further, in 2020, Vine Oil & Gas sold approximately 62% of its total gas production through firm sales contracts, with approximately 37% of total production being sold at specified differentials from Henry Hub, providing additional support to our realized pricing. We believe these attractive relative realizations and our long-term access to growing demand (e.g. LNG, chemical, refinery) on the Gulf Coast support our development plan and ability to generate levered free cash flow in various commodity price environments.
A transition to cleaner sources of energy is underway across the globe as demand for renewables and natural gas is projected to increase at a more rapid pace than demand for higher emission energy sources like coal and oil. According to the IEA global natural gas demand is projected to grow 15% between 2019 and 2030, resulting in an increase of approximately 17 Tcf of demand. Much of this growth, approximately 8 Tcf, is in the industrial sector, with growth in power generation, buildings, transportation and other sectors comprising the balance. Additionally, global natural gas consumed for energy and feedstock uses in industry is expected to grow 25% between 2019 and 2030, while coal and oil are projected to decline.
With respect to domestic electricity generation, the EIA projects that between 2019 and 2050, electricity generation will increase approximately 30% from 4,127 billion kilowatt hours to 5,414 billion kilowatt hours. In 2019, natural gas represented 37% of this fuel mix while renewables represented 19% with the balance comprised of coal at 24% and nuclear at 19%. By 2050, the EIA predicts that natural gas will remain a relatively constant 36% of this growing market, while renewables will increase to 38% and coal and nuclear will decrease to 13% and 12%, respectively. Renewables like wind and solar, which are intermittent by nature, require non-intermittent back up capacity such as natural gas, to provide a consistent level of electricity generation. More globally, the IEA predicts that global demand from electric vehicles will increase from 69 TWh in 2019 to 551 TWh by 2030, representing a CAGR of 21%. We believe that increasing demand for electricity from lower emissions sources, like renewables and natural gas, demonstrate how natural gas will play a critical role in this transition to a cleaner energy future.
North America has become increasingly dependent on natural gas for its energy consumption needs, and the EIA credits the increasing use of natural gas in domestic power generation as the leading factor in the 15% decrease in domestic energy related CO2 emissions from 2007 to 2019. Additionally, domestic LNG exports, which began in 2016, have increased to current levels of approximately 10 Bcfd. We believe the export of LNG to global markets will allow economies in Asia, Europe and Latin America to be less dependent on higher emission fuels as has been the case in North America.
Due to the composition of our production stream, which is essentially all dry gas (i.e. methane), we do not produce any associated oil or natural gas liquids. We also produce small amounts of water, CO2 and other byproducts. Since our production is not burdened with having to separate, store or transport oil or natural gas liquids, we do not have any direct emissions related to these processes. Moreover, by utilizing industry leading technology, we seek to measure and reduce our emissions and consider doing so a core competency of our business. We measure the quantity of greenhouse gas emissions in CO2e and the intensity of our emissions in CO2e per Bcf of production. We also measure methane emissions as a percentage of production or methane intensity. We have adopted operational practices specifically designed to reduce our emission footprint, including installation of intermittant and no-bleed control valves, utilization of bi-fuel drilling and completion equipment, proactive LDAR wellsite surveys to reduce fugitive emissions, and the onsite generation of solar power to operate certain equipment. While from 2017 to 2020 our annual production increased 153.5% from 128.8 Bcf to 326.5 Bcf, our CO2e emissions rate decreased by 35% from 686 mT CO2e/Bcf to 444 mT CO2e/Bcf and our methane intensity decreased by 77% from 0.061% to 0.014% of production, below BP by comparison, an industry leader at 0.14% of production across its more diverse asset base. Given the low emissions nature of our natural gas production and the additional active mitigation measures we implement, we believe we have one of the lowest emission levels per Bcf of annual production of any domestic onshore oil and gas company.
Our management team has extensive experience in the Haynesville and Mid-Bossier and a proven track record of implementing large-scale, technically driven development programs to target best-in-class returns in some of the most prominent resource plays across North America. Many members of our management team have extensive experience working in the Haynesville since its inception as a commercial play and have directly contributed to its technical advancement. Since the Shell Acquisition, our management team has been at the forefront of developing the technology to enhance well EURs and economics for both Haynesville and Mid-Bossier wells, including;
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increasing lateral length;

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optimizing fracture stage lengths;

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optimizing the amount and intensity of proppant and fluid pumped per foot of lateral;

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reducing cluster spacing;

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managing production rates to preserve downhole pressure;

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adjusting well spacing and development patterns; and

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improving wellbore landing accuracy.

Successful implementation of these measures has resulted in superior well performance relative to that of other major operators in the basin as seen in the charts below.

Note:
Vine and third-party data sourced from Enverus. Includes horizontal wells targeting the Haynesville and Mid-Bossier with initial production between 2017 to 2020, normalized to a 7,500’ lateral.

(1)
Haynesville peers include Aethon Energy Management LLC, BPX Energy Inc., Castleton Commodities International LLC, Chesapeake Energy Corporation, EnSight IV Energy Partners, LLC, Exco Resources, Inc., Exxon Mobil Corporation, GeoSouthern Haynesville, Goodrich Petroleum Corporation, Indigo Natural Resources, LLC, Rockcliff Energy LLC, Sabine Oil & Gas Corporation.

(2)
Mid-Bossier peers include Aethon Energy Management LLC, BPX Energy Inc., Comstock Resources Inc., Exxon Mobil Corporation, GeoSouthern Haynesville, and Indigo Natural Resources, LLC.

To maximize gas recovery from our wells, we manage the downhole pressure drop after initial flowback which results in a flat early-time production profile. The flat production profile is 5 to 18 months for both our Haynesville and Mid-Bossier wells. After the flat production period, our wells enter an exponential decline period followed by a hyperbolic decline and a final exponential terminal decline.
We believe that the gas price necessary to yield a Breakeven PV-10 to be $1.91 per MMBtu NYMEX on average for our remaining core drilling locations. Additionally, and based on internal estimates, we believe the gas price necessary to yield a Breakeven PV-10 for our remaining Haynesville and Mid-Bossier drilling locations to be $1.90 and $1.93 per MMBtu, respectively. These results demonstrate basin leading breakevens based on estimates from Enverus, which indicate Haynesville and Mid-Bossier breakevens for our peers range from $2.05 to $2.54 and $1.93 to $2.74 per MMBtu, respectively. Furthermore, our wells generally achieve payout of our drilling and completion costs within 12 to 16 months, which allows for efficient recycling of cash flow and provides significant excess cash flow beyond payout and, what we believe to be, industry leading returns on investment.
History of the Haynesville and Our Acreage
The Haynesville shale and the overlying Mid-Bossier shale were deposited in a Jurassic basin that covers more than 9,000 square miles and includes eight parishes in North Louisiana and eight counties in East Texas, collectively called the Haynesville. These shales were deposited in a deep, restricted basin that preserved the rich organic content and through subsequent burial, developed strong reservoir properties, including becoming over-pressured and preserving porosity and permeability. Within our acreage position, the Haynesville ranges from 11,500 ft to over 13,500 ft deep and can be as thick as 200 ft. The Mid-Bossier overlays the Haynesville and ranges from 11,000 ft to 13,000 ft deep and can be as thick as 350 ft.
Although this area has seen almost continuous drilling since oil and gas was discovered in the early 1900s, the prospectivity of the Haynesville was not widely recognized until 2005. During this time, Encana and other operators acquired significant acreage in North Louisiana to extend the East Texas Bossier play. Encana drilled and tested Haynesville discovery wells during 2005 and 2006 and subsequently entered into a joint venture with Shell for the development of this acreage position. During this time, certain members of our management team were part of, and integral to, the Encana team. We purchased Shell’s interest in this acreage during 2014 and GEP purchased the Encana portion during 2015.
In 2010, at the height of its activity, over 200 rigs were active in the Haynesville as producers drilled wells to preserve leasehold positions, creating significant oilfield services and midstream infrastructure that remains today to accommodate the current development activity and contribute to the low basis differentials in the basin. Furthermore, the basin is well positioned to capitalize on LNG demand, growing population centers in the southern United States, expanding petrochemical capacity in the Gulf Coast region, and the retirement of selected coal-fired electricity plants.
Since peak activity in 2010, our industry has made significant advances in drilling and completion technology and techniques, including long lateral development, geo-steering techniques and changes in completion intensity and design. These trends have resulted in increased EURs per lateral foot, a trend which continues with our most recent well design. We believe our EURs per lateral foot and the resulting Breakeven PV-10 levels compare favorably with the most prolific basins in North America. At the same time, our average drilling and completion times and well costs have decreased, which have yielded enhanced economics for development of our reserves.
In January 2011, Louisiana began allowing cross-unit horizontal drilling. Prior to this rule change, lateral lengths could not exceed 5,000 feet in length. With this change in regulation, operators can now develop wells that cross section lines and more efficiently develop the acreage using long laterals. We believe our large and relatively contiguous position combined with a streamlined regulatory approval process provides us with an opportunity to capitalize on a development plan that features multi-section lateral lengths.
We believe that we have been instrumental in the revitalization of the Haynesville since entering the basin in 2014 through the purchase of Shell’s interest. Since we began our drilling program in 2015, we have participated in over 280 wells, and been at the forefront of advancements in drilling and completion optimization techniques such as increasing lateral lengths, proppant concentration, water intensity, cluster spacing and reservoir pressure drawn-down management. Enverus projects that the current number of rigs running in the Haynesville will increase from the current figure of approximately 43 rigs up to 50 rigs over the next 12 to 18 months, which compares to 2020 average rigs of 37.
Business Strategy
Our strategy is to draw upon our management team’s experience in developing natural gas resources to generate levered free cash flow while achieving modest growth in our production and reserves and thus enhance our value. Our strategy has the following principal elements:
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Optimize Return-On-Capital Through Focus on Profitably Increasing Well Recoveries While Minimizing Costs.   Since 2017, we have drilled, on average, longer-lateral wells and further optimized our completion design, resulting in increased EURs compared to our prior drilling programs. From our initial Vintage 1 wells drilled in 2015 to our Vintage 5 wells in 2019 and 2020, EURs have increased from 1.4 Bcf per 1,000 lateral feet to 2.1 Bcf per 1,000 lateral feet. Simultaneous with recovery improvements, D&C costs per lateral foot have declined while lateral lengths have increased, indicating both capital efficiency gains and improvements in per Mcf economics. Our capital program in 2018 was concentrated on the evaluation of well density and key elements of our completion design, and, based on successful tests, our 2019 and 2020 capital program focused on longer lateral development, completion optimization and cycle time improvements. We focus on developing the maximum recovery of gas and economic value for every section we operate by adjusting the number of wells per section as market conditions change. We look for opportunities to reduce capital costs based on market conditions and we are focused on locking in reduced costs as a result of recent industry-wide decreases in demand for oilfield services. Additionally, we continue to rely on strategic alliances with third parties to reduce lease operating expenses for items such as chemicals and self-source higher cost services like water disposal to lower our overall operating costs.

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Generate Levered Free Cash Flow While Delivering Modest Production Growth.   We maintain a disciplined, cash flow-focused approach to capital allocation. Based on our year-end 2020 reserves, we had a drilling inventory of approximately 900 drilling locations among Vine, Brix and Harvest, or approximately 25 years of development opportunities utilizing an average of 4 gross rigs, which we believe would be sufficient to maintain production. Our remaining drilling inventory has an average payback period of approximately 14 and 24 months at an assumed NYMEX gas price of $2.75 and $2.25 per MMBtu, respectively. The concentration, delineation and scale of our core leasehold positions, coupled with our technical understanding of the reservoirs, allows us to efficiently develop our acreage to generate levered free cash flow, increase sectional recoveries over time and enhance the value of our resource base. We believe that our extensive inventory of low-risk drilling locations, combined with our operating expertise and completion design evolution, will enable us to continue to deliver significant levered free cash flow while modestly growing production and reserves.

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Leverage our Deep Experience in the Haynesville to Develop Industry-Leading Business Practices and Technology.   Eric D. Marsh, our President and Chief Executive Officer, and other key members of our management participated in the early development of the Haynesville. Through their experience, they developed expertise that allows for continued advancement of industry-leading well completion techniques and drilling and development efficiencies. We continue to develop and apply industry-leading practices to manage D&C costs and maximize the recovery factor of gas in place. We have also realized significant improvements in our development efficiency over time, including a reduction in drilling and completion days, which contribute to lower well costs. We employ enhanced completion techniques through increased fracture stages, optimized proppant loading and pumping intensity and reduced cluster spacing and drilling-related efficiencies through multi-well pads and longer laterals. These measures have allowed us to lower D&C costs per lateral foot while yielding increased EURs, thereby improving our capital efficiency and returns, while also reducing the number of short laterals and associated surface equipment required to develop our resource.

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Maintain a Disciplined Financial Strategy.   We intend to fund our operations predominantly with internally generated cash flows while maintaining ample liquidity to weather commodity cycles. We target spending approximately 65% to 75% of our operating cash flow on CapEx to maintain or modestly increase production, with the remaining amount being available, initially, for debt repayment. We seek to protect future cash flows and liquidity levels through a multi-year commodity hedge program and through physical firm sales agreements with multiple credit-worthy counterparties. We expect that our new credit agreement that we will enter into contemporaneously with the closing of this offering will give us significant flexibility to hedge a large percentage of our total expected production. To further reduce volatility in our cash flows and returns, we will also seek to enter into contracts for oilfield services that are no longer than the periods covered by our commodity hedges. In addition, pro forma for this offering, we anticipate that our total net debt to Adjusted EBITDAX ratio for the year-ended December 31, 2020 will be approximately 2.0x, which is among the lowest for publicly traded gas-focused upstream companies. We intend to target modest financial leverage of total net debt to Adjusted EBITDAX of 1.0x to 1.5x and use levered free cash flow to further reduce outstanding debt. While we will prioritize debt paydown as the primary use of levered free cash flow until our targeted leverage ratios are met, we may evaluate potential acquisition opportunities that are highly strategic to us, but we will pursue them only to the extent they are accretive and meet our financial strategy and operational objectives. Adjusted EBITDAX is not a financial measure calculated in accordance with GAAP. We believe that Adjusted EBITDAX provides important information regarding our operating results. “Prospectus Summary — Non-GAAP Financial Measures” contains a description of each of this measure and a reconciliation to the most directly comparable GAAP measure.
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Steward the Health and Safety of our Employees, our Community and the Environment.   Since peaking in 2007 at 6,003 MMmt, the EIA reports that total domestic energy sector related CO2 emissions have declined by 14.5% (873 MMmt) by 2019 and they cite the increasing use of natural gas in power generation as a key driver of this trend. While we believe the lower carbon intensity of using natural gas as opposed to coal in electric power generation in and of itself contributes meaningfully to lower CO2 emissions, we further believe that the benefits of natural gas are enhanced by reducing production related CO2, methane and other emissions. To that end, minimizing production related emissions is a core competency of our business and we continually seek to identify, accurately measure and reduce emission related to our business. From 2017 to 2020, our CO2e per Bcf of production declined 35% from 686 mT CO2e/Bcf to 444 mT CO2e/Bcf while our methane intensity decreased 77% from 0.061% to 0.014% of production, below BP by comparison, an industry leader at 0.14% of production across its more diverse asset base. In addition, we emphasize rigorous health and safety protocols in all aspects of our business and have demonstrated strong safety performance. Our total recordable incident frequency rate averaged 0.31 from 2017 through 2020 and 0.09 for 2020, both of which are well below the American Exploration and Production Council 2019 average of 0.47 and the U.S. Bureau of Labor Statistics E&P Support Activities Benchmark of 0.60.

Business Strengths
We have a number of strengths that we believe will help us successfully execute our business strategy and generate levered free cash flow, including:
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We Believe we are Among the Most Economic Natural Gas Producers in North America.   We own leases across an extensive, largely contiguous and fully delineated acreage position spanning approximately 125,000 net surface acres and approximately 230,000 net effective acres centered in what we believe to be the core of the Haynesville and Mid-Bossier. Our highly concentrated acreage position promotes more efficient development through the drilling of longer laterals, the ability to utilize multi-zone bi-directional well pads and limited need for additional gathering expansion. Longer laterals are significantly more capital efficient with a 10,000 ft lateral having up to four times the PV-10 at a $2.75 NYMEX price per MMBtu, but less than two times the cost, when compared to our standard lateral. Research from Enverus projects that the average Haynesville Basin core well generates a 31% rate of return using a NYMEX gas price of $2.75 per MMBtu, which Enverus ranks as the highest among notable shale plays in North America. Moreover, based on the location of our acreage, which is in some of the most prospective parts of the Haynesville, we believe our weighted average rate of return based on internal cost assumptions for our remaining core drilling locations is 85% at a NYMEX gas price of $2.75 per MMBtu. Additionally, given the high initial productivity of our wells, we typically recover approximately 45% of a well’s EUR in the first 12 months of production. As of December 31, 2020, our drilling inventory consisted of approximately 900 drilling locations among Vine, Brix and Harvest in both the Haynesville and Mid-Bossier, which included approximately 450 drilling locations where we intend to utilize laterals 5,300 ft or greater. Utilizing an average of 4 gross rigs among Vine, Brix and Harvest, which we believe is sufficient to maintain production, we believe we have approximately 25 years of development opportunities. Our average production for the quarter ended December 31, 2020 was 944 MMcfd. We consider our drilling inventory to be low risk because it is located in areas where we (and other producers) have extensive drilling and production experience with production results exhibiting higher repeatability versus other natural gas plays. There have been over 700 gross horizontal wells drilled across our position, of which we participated in over 280 since 2015, providing us substantial well performance data. In addition to the over 700 wells drilled on our acreage, more than 1,000 wells have been drilled within one mile of our position, further supporting our economic expectations.
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High-Margin, Low Operating Cost Structure that Generates Significant Levered Free Cash Flow.   Our free cash flow is primarily attributable to our industry-leading operating margins and low operating costs. For the year-ended December 31, 2020 and pro forma for the reorganization transactions, we achieved a 72.2% operating margin, which we calculate by dividing our Adjusted EBITDAX by our revenues, which are inclusive of natural gas sales and realized gains and losses on commodity derivatives. In the year-ended December 31, 2020 and pro forma for the reorganization transactions, our lease operating expense of $0.20 per Mcf and our general and administrative expense of $0.05 per Mcf were among the lowest in our peer group. We have implemented several initiatives to enhance and manage our production in the region and reduce operating costs. In early 2015, we established a technologically advanced 24-hour automated command center from which we can remotely control most field-wide production operations from a single location, allowing us to remotely bring wells online and manage existing production. This level of automation reduces manpower needs and allows operators to focus on production efficiency, by, among other things, efficiently deploying labor through a centralized operating center. Moreover, we have significantly reduced our operating cost per unit by vertically integrating through the drilling and operation of our own produced water disposal wells. As we continue to bring new wells online, we expect our unit costs will continue to decline. We continue to increase margins through operational efficiencies, more effective gas treating solutions and improved maintenance programs. In drilling locations where our working interest exceeds 20%, we hold an approximate 83% working interest and operate over 90% of such wells. We believe this gives us a high degree of control over our development program, allowing us to be responsive to changes in the commodity price environment. Levered free cash flow is not a financial measure calculated in accordance with GAAP, but we believe it provides important information regarding our operating cash flow. “Prospectus Summary — Non-GAAP Financial Measures” above contains a description of levered free cash flow and a reconciliation to net cash provided by operating activities.

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Close Proximity to Premium Markets and Ample Available Midstream Infrastructure.   Our acreage position is in close proximity to premium markets and LNG facilities along the Gulf Coast, which results in lower and less volatile basis differentials and higher netbacks compared to other plays, including gas plays such as the Marcellus, Utica and those in the Rockies. As a result of these attractive takeaway and sales dynamics, our basis differentials have remained tightly banded since our inception, ranging from $0.01 to $0.26 per MMBtu; over this same period, basis differentials in Appalachia and the Rockies have ranged from $0.27 to $1.54 and $0.12 to $0.96 per MMBtu, respectively. We believe this allows producers in our basin to benefit from better unit economics. Low-cost legacy gathering infrastructure is in place across our acreage to support our development program. Our gathering cost for the year-ended December 31, 2020 was $0.31 per Mcfe, which compares favorably to $1.20 per Mcfe reported by publicly traded Appalachian-focused natural gas producers for the comparable period. Further, we are not party to any transportation contracts or similar commitments and our small amount of minimum volume commitments in our gathering contracts are well covered by current production volumes. Because we only produce dry gas, we have minimal cost to treat our gas to meet pipeline specifications, which may give us an economic advantage over wet gas plays during periods of low pricing for NGLs, as is currently taking place. Additionally, we do not have any of the emissions related to wet gas separation, storage or transportation.

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Well Capitalized Balance Sheet that Provides Flexibility to Execute our Business Plan.   Pro forma for this offering, we anticipate total net debt to Adjusted EBITDAX for the year-ended December 31,

2020 of approximately 2.0x, which would be among the lowest for publicly traded gas-focused upstream companies. Contemporaneously with the closing of this offering, we expect to enter into a new reserve-based lending facility led by Citibank. This facility is expected to have a total facility size of $750 million, a borrowing base of $350 million and available capacity of $293 million (after giving effect to $25 million of letters of credit to be issued at closing) based on projected as adjusted borrowings of approximately $32 million pro forma for this offering, resulting in projected liquidity of approximately $327 million as of December 31, 2020. Finally, we maintain an active hedge program and as of December 31, 2020 have hedged an average of 819 Bbtud, 492 Bbtud and 186 Bbtud for 2021, 2022 and 2023, respectively, at weighted average swap prices of $2.56 per MMBtu, $2.55 per MMBtu and $2.49 per MMBtu, respectively. Moreover, our Second Lien Term Loan requires us to have 70% of our total expected production hedged 24 months forward. We believe our balance sheet and hedge program provide ample liquidity in the event of an adverse commodity price environment to enable us to continue to generate levered free cash flow.
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High Caliber and Experienced Management and Technical Team.   Our senior management team has substantial experience in the Haynesville, as well as other premier North American resource plays, and has collectively operated large development programs that helped commercialize the Haynesville attained market-leading D&C costs, decreased operating costs and generated increased EURs. Additionally, we have assembled a strong technical supporting staff of petroleum engineers and geologists that have extensive Haynesville, and Mid-Bossier experience. We believe our team’s expertise will continue to drive drilling, completion and operational improvements that result in improved recoveries and capital efficiency. Furthermore, our management team’s operational and financial discipline, as well as its extensive experience in leadership roles at public companies, gives us confidence in our ability to successfully manage a public company platform.

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Leader in Environmental, Governance and Societal Responsibilities of the Natural Gas Production Sector.   According to the EIA, since it began tracking CO2 emissions in 1990, the increased market share of natural gas in electrical power generation has been a leading driver in reducing energy sector CO2 emissions. Not only do we produce the fuel that is the cornerstone of this accomplishment, we invest significantly in the human capital, equipment and technology that allows us to produce natural gas safely, efficiently and with minimal related emissions. While emissions reductions is a focus for all of our employees, we have 5 employees specifically dedicated to environmental, health and safety matters, including emissions reductions. For example, our sustainability efforts include 100% green completions, 100% non-potable water usage, and 100% solar-generated wellsite electricity. Additionally, we have peer leading CO2 emissions at 2.6 mT per MBOE per well and methane intensity of only 0.014% of gas produced. Additionally, we and our employees make commitments of financial resources and time to assist underserved members in the communities where we operate and our employees live. Moreover, we value diversity in our work force, including our executive leadership team, which is relatively evenly split 60% / 40% between men and women.

Recent Developments
The outbreak of COVID-19 has significantly decreased the demand for hydrocarbons, particularly oil. As a result of the COVID-19 pandemic or other adverse public health developments, including voluntary and mandatory quarantines, travel restrictions, and other restrictions, our operations, and those of our subcontractors and customers, have experienced, and are anticipated to continue to experience, delays or disruptions and temporary suspensions of operations.
Reduction in oil and gas activity as a result of the COVID-19 pandemic has resulted in a decrease of associated gas production as fewer oil wells are drilled in the Permian Basin and other liquids-weighted basins, which has led to a contraction in domestic gas supply. Lower levels of supply have pushed current and forecasted gas prices higher, which has had a positive impact on our results of operations and cash flows. We expect that the reduction in drilling activity and rig counts may contribute to a shortage in the supply of natural gas in the future, which could result in higher gas prices. As a result, although gas prices were on average lower in 2020 than 2019, gas prices trended higher after the effects of the COVID-19 pandemic began to take hold and slow oil production towards the middle of 2020. As the factors described above reduced the supply of oil and gas, gas prices increased towards the end of 2020 as compared to the prices in the months prior to and during the beginning of the COVID-19 pandemic. For reference, the Henry Hub spot price for natural gas averaged $2.22 per MMBtu from August 2019 to March 2020, $1.72 per MMBtu from April 2020 to June 2020, $2.32 per MMBtu for the remaining six months of 2020 exiting the year at $2.90 per MMBtu in December 2020 and $2.69 per MMBtu from January 2021 to March 2021. However, because of our obligation to hedge 70% of our production for the next 24 months, we will be limited in the benefit we would otherwise realize from any such price increases. To the extent, however, that natural gas prices decrease, these lower prices not only reduce our revenue and cash flows, but also may limit the amount of natural gas that we can develop economically and therefore potentially lower our proved reserves. Lower commodity prices in the future could also result in impairments of our natural gas properties. The occurrence of any of the foregoing could materially and adversely affect our future business, financial condition, results of operations, operating cash flows, liquidity or ability to fund planned CapEx. Alternatively, natural gas prices may increase, which while increasing revenue and cash flows would result in significant losses being incurred on our derivatives.
We are taking precautions as an organization to protect our employees and community during this time. Vine has undertaken a number of proactive measures to reduce the spread of the virus and maintain the safety and health of its workforce, including, among other things, implementing comprehensive screening at operational bases throughout the organization.
Concurrently, deterioration of production agreements between key global oil producers has led to an increase in supply. In addition to the effects of the COVID-19 pandemic, the confluence of these factors has caused significant volatility in oil and gas prices. In response, many producers in North America have significantly reduced drilling activity. The land rig count in North America fell from 771 in mid-March of 2020 to 244 in mid-August of 2020 and has recovered slightly to 373 by January of 2021.
The reduction in activity has resulted in a decrease of associated gas production as fewer oil wells are drilled in the Permian Basin and other liquids-weighted basins, which has led to a contraction in domestic gas supply. Lower levels of supply have pushed current and forecasted gas prices higher. We expect that the reduction in drilling activity and rig counts may contribute to a shortage in the supply of natural gas in the future, which could result in higher gas prices.
The significant reduction in drilling and completion activity has also reduced demand for oilfield services and providers of these services have reduced their pricing as a result. Coupled with the improvement in drilling and completion. cycle times achieved by our operational staff of approximately 14-19% in 2020, we have seen our well costs fall approximately 20% from an average of $1,521 per lateral foot in the first half of 2019 to $1,241 per lateral foot for the second half of, 2020, as illustrated in the table below. We expect, given the trajectory of demand reduction for oilfield services, along with our continued realization of operational efficiencies, that D&C costs will continue to decrease. In addition, we have undertaken several initiatives to optimize our operating cost structure in order to be well positioned to operate through periods of market and commodity price volatility. These actions include entering into term contracts with key vendors at attractive rates and continued operational efficiencies.
Recent Debt Transactions
On December 30, 2020, we entered into the Second Lien Term Loan and used the proceeds, along with cash on hand, to repay the aggregate principal amount of loans outstanding under the Superpriority Facility in connection with the entry into the amendment to and extension of the RBL. The Second Lien Term Loan has a total facility size of $150 million and was fully drawn at closing.
The maturity of the RBL was extended to January 15, 2023 and availability under the facility was reduced from $350 million to $300 million and will reduce further on a quarterly basis to $100 million at

December 31, 2022. Other than these quarterly reductions in availability, there are no borrowing base redeterminations. The pricing grid was increased by 1.00% to LIBOR + 2.50% to 3.50% based on utilization. We intend to use the net proceeds from this offering and borrowings under the New RBL to repay in full and terminate each of the RBL and the Brix Credit Facility.
The Second Lien Term Loan bears interest at a rate equal to LIBOR, with a floor of 0.75%, plus 8.75% per annum, payable monthly, and matures on the earlier to occur of (a) December 30, 2025 and (b) 90 days prior to the maturity of the 9.75% Notes or 8.75% Notes, to the extent specified amounts of such indebtedness remain outstanding. The Second Lien Term Loan is redeemable beginning June 30, 2022 at 102% of par value, stepping down to 101% of par value on June 30, 2023 and at par value on June 30, 2024 and thereafter.
The Second Lien Term Loan is secured on a junior lien basis by all of our assets and stock and the subsidiaries that secure the RBL.
The Second Lien Term Loan provides for a quarterly Consolidated Total Net Leverage Ratio financial maintenance covenant of 4.00x, stepping down to 3.50x with the quarter ended June 30, 2021 and thereafter, similar to the RBL. The Second Lien Term Loan also contains customary incurrence-based covenants for issuances of this type, including restrictions on the incurrence of liens, indebtedness, asset dispositions, fundamental changes, transactions with affiliates, restricted payments and other customary covenants, along with the requirement to maintain liquidity of no less than $40 million, tested quarterly.
In December 2019, we entered into the Third Lien Credit Agreement with Blackstone Holdings Finance Co LLC, as administrative agent and collateral agent and certain other banks, financial institutions and other lending institutions from time to time party thereto. At that time, the Third Lien Credit Agreement was secured on a second lien basis, but was subordinated to a third lien in December 2020 in connection with the entry into the Second Lien Credit Agreement. The Third Lien Credit Agreement provides for a revolving credit facility in an amount up to $330 million, and bears interest at a rate of LIBOR plus 9.75% per annum. In addition, a commitment fee of 0.424% per annum is charged on the unutilized balance of the committed borrowing base and is included in interest expense. The Third Lien Credit Agreement matures on March 15, 2023. We expect to terminate our Third Lien Credit Facility in connection with this offering.
New RBL
Contemporaneously with the closing of this offering, we expect to enter into the New RBL led by Citibank. This facility is expected to have a total facility size of $750 million, a borrowing base of $350 million and available capacity of $293 million (after giving effect to approximately $25 million of letters of credit to be issued at closing) based on projected as adjusted borrowings of approximately $32 million pro forma for this offering, resulting in projected liquidity of approximately $327 million as of December 31, 2020. The New RBL will contain various conditions precedent, including the requirement to terminate the Third Lien Credit Agreement.
The New RBL will bear interest at a rate equal to LIBOR plus an additional margin, based on the percentage of the revolving commitment being utilized, ranging from 3.00% to 4.00%, with a LIBOR ‘floor’ of 0.50%. The New RBL matures on the earlier to occur of (a) 45 months after the closing of this offering, (b) 91 days prior to the maturity of the Second Lien Term Loan, to the extent any of such indebtedness remains outstanding, and (c) 91 days prior to the maturity of the 9.75% Notes or 8.75% Notes, to the extent specified amounts of such indebtedness remain outstanding. There will also be a commitment fee of 0.50% on the undrawn borrowing base amounts. The New RBL will be secured on a senior basis by substantially all of our assets and stock and guaranteed by the subsidiaries that secure and guarantee the Second Lien Term Loan.
The New RBL will provide for a quarterly Consolidated Total Net Leverage Ratio financial maintenance covenant of 3.25x beginning with the quarter ended June 30, 2021, a quarterly Current Ratio maintenance covenant of 1.00x beginning with the quarter ended June 30, 2021 and a $100 million weekly minimum liquidity covenant that is applicable starting 180 days prior to the maturity of the indebtedness under the Second Lien Term Loan, the 9.75% Notes or the 8.75% Notes, to the extent any of such indebtedness is outstanding. The New RBL will also contain customary incurrence-based covenants for facilities of this type, including restrictions on the incurrence of liens, indebtedness, asset dispositions, fundamental changes, transactions with affiliates, restricted payments and other customary covenants.
The credit agreement governing the New RBL will also contain customary events of default, including non-payment, breach of covenants, materially incorrect representations, cross-default, bankruptcy and change of control.
2021 CapEx and Financing Activities
We expect our 2021 capital program to be approximately $340 to $350 million of which $310 to $320 million is allocated for D&C operations. The remaining $30 million of our capital program is designated for non-D&C items. We plan to fund our 2021 CapEx through cash flow from operations, proceeds from this offering and borrowings under our New RBL. Further, we intend to monitor conditions in the debt capital markets and may determine to issue long-term debt securities, including potentially in the near term, to fund a portion of our 2021 CapEx or refinance a portion of our existing indebtedness. We cannot predict with certainty the timing, amount and terms of any future issuances of any such debt securities.
Our Operations
Reserve Data and Presentation
The information with respect to our estimated reserves has been prepared in accordance with the rules and regulations of the SEC, except that the table which provides our reserves at “strip pricing” uses pricing based on NYMEX futures prices for natural gas as explained below. Our estimated proved reserves as of December 31, 2020 and December 31, 2019 are based on valuations prepared by our independent reserve engineer assuming a 30-year reserve life. Copies of the summary reports of our reserve engineers as of December 31, 2020 and December 31, 2019 are filed as exhibits to the registration statement of which this prospectus forms a part. “Preparation of Reserve Estimates” contains additional definitions of proved reserves and the technologies and economic data used in their estimation. The following tables summarize estimated reserves based on reports prepared by Von Gonten, our independent reserve engineer. The information in the following tables does not give any effect to or reflect our commodity hedge portfolio.
Summary of Reserves as of December 31, 2020 Based on SEC Pricing
The following table provides the combined historical and estimated reserves of Vine Oil & Gas, Brix and Harvest and the three entities on a combined basis at December 31, 2020 using the provisions of the SEC rule regarding reserve estimation regarding a historical twelve month pricing average applied prospectively.

At December 31, 2020(1)(2)
(MMcf)
Vine Oil & Gas
Estimated proved reserves:
Natural gas	1,802,118
Total proved developed reserves	446,243
Percent proved developed	25%
Total proved undeveloped reserves	1,355,875
Estimated probable undeveloped reserves:
Natural gas	1,878,220
Estimated possible undeveloped reserves:
Natural gas	150,972
Brix and Harvest
Estimated proved reserves:
Natural gas	511,381
Total proved developed reserves	143,917
Percent proved developed	28%
Total proved undeveloped reserves	367,464
Estimated probable undeveloped reserves:
Natural gas	356,502
Estimated possible undeveloped reserves:
Natural gas	42,695
Combined
Estimated proved reserves:
Natural gas	2,313,499
Total proved developed reserves	590,160
Percent proved developed	26%
Total proved undeveloped reserves	1,723,339
Estimated probable undeveloped reserves:
Natural gas	2,234,722
Estimated possible undeveloped reserves:
Natural gas	193,667

(1)
Our reserve information reflects an assumed 30-year reserve life.

(2)
Our estimated proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. As of December 31, 2020, the SEC Price Deck was $1.99 per MMBtu (Henry Hub Price) for natural gas. In determining our reserves, the SEC Price Deck was adjusted for basis differentials and other factors affecting the prices we receive, which yielded a price of $1.73 per Mcf. “Business — Our Operations — Reserve Data — Adjusted Index Prices Used in Reserves Calculations” below contains the adjusted realized prices under strip pricing.

Summary of Reserves as of December 31, 2019 Based on SEC Pricing
The following table provides the combined historical and estimated reserves of Vine Oil & Gas, Brix and Harvest and the three entities on a combined basis at December 31, 2019 using the provisions of the SEC rule regarding reserve estimation regarding a historical twelve month pricing average applied prospectively.

At December 31, 2019(1)(2)
(MMcf)
Vine Oil & Gas
Estimated Proved Reserves:
Natural gas	2,209,833
Total proved developed reserves	447,966
Percent proved developed	20%
Total proved undeveloped reserves	1,761,867
Estimated Probable undeveloped Reserves:
Natural gas	3,585,933
Estimated Possible undeveloped Reserves:
Natural gas	455,783
Brix and Harvest
Estimated Proved Reserves:
Natural gas	652,194
Total proved developed reserves	138,258
Percent proved developed	21%
Total proved undeveloped reserves	513,936
Estimated Probable undeveloped Reserves:
Natural gas	729,750
Estimated Possible undeveloped Reserves:
Natural gas	169,917
Combined
Estimated Proved Reserves:
Natural gas	2,862,027
Total proved developed reserves	586,224
Percent proved developed	20%
Total proved undeveloped reserves	2,275,803
Estimated Probable undeveloped Reserves:
Natural gas	4,315,683
Estimated Possible undeveloped Reserves:
Natural gas	625,700

(1)
Our reserve information reflects an assumed 30-year reserve life.

(2)
Our estimated proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. As of December 31, 2019, the SEC Price Deck was $2.58 per MMBtu (Henry Hub Price) for natural gas. In determining our reserves, the SEC Price Deck was adjusted for basis differentials and other factors affecting the prices we receive, which yielded a price of $2.31 per Mcf. “Business — Our Operations — Reserve Data — Adjusted Index Prices Used in Reserves Calculations” below contains the adjusted realized prices under strip pricing.

Proved Undeveloped Reserves (in MMcf)
The following reconciliation from 2019 to 2020 is presented to meet SEC requirements to provide material changes to proved undeveloped reserves of Vine Oil & Gas, Brix and Harvest and the three entities on a combined basis during the year.

Vine Oil & Gas
Proved undeveloped reserves at December 31, 2019	1,761,867
Conversions into proved developed reserves(1)	(225,659)
Extensions and discoveries(2)	630,571
Revisions(3)	(810,904)
Proved undeveloped reserves at December 31, 2020	1,355,875
Brix and Harvest combined
Proved undeveloped reserves at December 31, 2019	513,936
Conversions into proved developed reserves(1)	(63,905)
Extensions and discoveries(2)	220,381
Revisions(4)	(302,948)
Proved undeveloped reserves at December 31, 2020	367,464
Combined
Proved undeveloped reserves at December 31, 2019	2,275,803
Conversions into proved developed reserves(1)	(289,564)
Extensions and discoveries(2)	850,952
Revisions(5)	(1,113,852)
Proved undeveloped reserves at December 31, 2020	1,723,339

(1)
Conversion of proved undeveloped drilling locations during 2020.

(2)
Extensions and discoveries represent extensions to reserves attributable to additional gross drilling locations to be developed by 2025 (as that year entered the 5-year development window), reflect updated future rig count and include development plan revisions and related timing adjustments.

(3)
Revision of previous estimates reflect changes in previous estimates attributable to negative changes in economic factors of 712,255 MMcf, combined with negative changes in non-economic factors of 98,649 MMcf, including:

•
Economic factors include revisions caused by commodity prices (decrease of 1,128,264 MMcf) offset by positive overall cost reductions (increase of 416,009 MMcf)

•
Non-economic factors include well performance improvements (increase of 293,313 MMcf), working interests revisions (increase of 15,266 MMcf), changes resulting from the removal of proved undeveloped locations (decrease of 579,598 MMcf) and other revisions due to changes in a previously adopted development plan (increase of 172,370 MMcf)

(4)
Revision of previous estimates reflect changes in previous estimates attributable to negative changes in economic factors of 254,540 MMcf, combined with negative changes in non-economic factors of 48,408 MMcf, including:

•
Economic factors include revisions caused by commodity prices (decrease of 393,640 MMcf) offset by positive overall cost reductions (increase of 139,100 MMcf)

•
Non-economic factors include well performance improvements (increase of 26,964 MMcf), working interests revisions (increase of 9,163 MMcf), changes resulting from the removal of proved undeveloped locations (decrease of 70,388 MMcf) and other revisions due to changes in a previously adopted development plan (decrease of 14,147 MMcf)

(5)
Revision of previous estimates reflect changes attributable to negative changes in economic factors of 966,795 MMcf, combined with negative changes in non-economic factors of 147,057 MMcf, including:

•
Economic factors include revisions caused by commodity prices (decrease of 1,521,904 MMcf) offset by positive overall cost reductions (increase of 555,109 MMcf)

•
Non-economic factors include well performance improvements (increase 320,277 MMcf), working interests revisions (increase of 24,429 MMcf), changes resulting from the removal of proved undeveloped locations (decrease of 649,986 MMcf) and other revisions due to changes in a previously adopted development plan (increase of 158,223 MMcf)

Extensions and discoveries represent extensions to reserves attributable to additional gross drilling locations to be developed by 2025 (as that year now enters the 5-year development window) and reflect updated future rig count. These locations reside within the five year development window, which permits their recognition as proved undeveloped reserves based upon their continuing satisfaction of the engineering requirements for recognition as proved reserves. Extensions and discoveries to proved undeveloped reserves included the addition of new locations associated with our drilling program, improvements to development plan to optimize for longer lateral development and additional Mid-Bossier drilling in the five year development window.
During 2020, we incurred costs of $246 million to convert 289,564 MMcf of proved undeveloped reserves to proved developed reserves. Estimated future development costs relating to the development of our proved undeveloped reserves at December 31, 2020 are approximately $2.1 billion over the next five years, which we expect to finance through operating cash flow and available capacity under our RBL. Based on our reserve report as of December 31, 2020, we had 278 and 130 identified drilling locations in the Haynesville Shale and Mid-Bossier Shale, respectively, associated with proved undeveloped reserves. The Haynesville wells are prioritized accordingly to drill the deepest target first, while we continue to optimize the development of the shallower Mid-Bossier formation jointly with the Haynesville Shale where feasible. “Risk Factors” contains additional information regarding the risks associated with development of our reserves.
Sensitivity of Reserves Based on Future Strip Pricing
The following table provides the combined historical and estimated reserves of Vine Oil & Gas, Brix and Harvest and the three entities on a combined basis at December 31, 2020, using NYMEX strip prices as of market close on December 31, 2020. We have included this reserve sensitivity in order to provide a measure that is more reflective of the fair value of our assets and the cash flows that we expect to generate from those assets. The historical 12-month pricing average in our 2020 disclosures above does not reflect the prevailing gas futures. We believe that the forward-looking nature of strip pricing provides investors with a more meaningful measure of value and enhances their ability to make decisions regarding their investment in us. In addition, we believe strip pricing provides relevant and useful information because it is widely used by investors in our industry as a basis for comparing the relative size and value of our proved reserves to our peers and in particular addresses the impact of differentials compared with our peers. Our estimated net proved reserves based on NYMEX futures were otherwise prepared on the same basis as our SEC reserves for the comparable period.
Actual future prices may vary significantly from the NYMEX prices on December 31, 2020; therefore, actual revenue and value generated may be more or less than the amounts disclosed. “Risk Factors — Risks Related to Our Business — Natural gas prices are volatile. A reduction or sustained decline in prices may adversely affect our business, financial condition or results of operations and our ability to meet our financial commitments” and “Risk Factors — Risks Related to Our Business — Reserve estimates depend on many assumptions that may turn out to be inaccurate” contain more information regarding the uncertainty associated with price and reserve estimates.

Strip Pricing(1)(2)
(MMcf)
Vine Oil & Gas
Estimated proved reserves at NYMEX Strip Pricing:
Natural gas	2,364,510
Total proved developed reserves	491,769
Percent proved developed	21%
Total proved undeveloped reserves	1,872,741
Estimated probable undeveloped reserves at NYMEX Strip Pricing
Natural gas	3,600,975
Estimated possible undeveloped reserves at NYMEX Strip Pricing
Natural gas	296,890
Brix and Harvest
Estimated proved reserves at NYMEX Strip Pricing:
Natural gas	786,563
Total proved developed reserves	151,583
Percent proved developed	19%
Total proved undeveloped reserves	634,980
Estimated probable undeveloped reserves at NYMEX Strip Pricing
Natural gas	906,211
Estimated possible undeveloped reserves at NYMEX Strip Pricing
Natural gas	130,697
Combined
Estimated proved reserves at NYMEX Strip Pricing:
Natural gas	3,151,073
Total proved developed reserves	643,352
Percent proved developed	20%
Total proved undeveloped reserves	2,507,721
Estimated probable undeveloped reserves at NYMEX Strip Pricing
Natural gas	4,507,186
Estimated possible undeveloped reserves at NYMEX Strip Pricing
Natural gas	427,587

(1)
Prices were in each case adjusted for basis differentials and other factors affecting the prices we receive. Our NYMEX futures based reserves were determined using index prices for natural gas, without giving effect to derivative transactions. “Adjusted Index Prices Used in Reserve Calculations” below contains the adjusted realized prices under strip pricing.

(2)
In developing our 2020 reserve estimates, we assumed that we would utilize an average of 6 rigs per year for the 5-year development window.

Adjusted Index Prices Used in Reserve Calculations
The following tables show index prices used in the reserve calculations of each of Vine Oil & Gas, Brix and Harvest as of the dates indicated under both historical SEC pricing and NYMEX futures strip pricing. Actual future prices may vary significantly from the NYMEX prices on December 31, 2020; therefore, actual revenue and value generated may be more or less than the amounts disclosed. “Risk Factors — Risks Related to Our Business — Natural gas prices are volatile. A reduction or sustained decline in prices may adversely affect our business, financial condition or results of operations and our ability to meet our financial commitments” and “Risk Factors — Risks Related to Our Business — Reserve estimates depend on many assumptions that may turn out to be inaccurate” contain more information regarding the uncertainty associated with price and reserve estimates.
Pricing Used for Proved Reserves as of December 31, 2020
Based on Historical SEC Pricing::
Natural gas (per MMBtu)	$1.99
Natural gas (per Mcf)(1)	$1.73
Pricing Used for Probable Undeveloped Reserves as of December 31, 2020:
Based on Historical SEC Pricing:
Natural gas (per MMBtu)	$1.99
Natural gas (per Mcf)(1)	$1.74
Pricing Used for Possible Undeveloped Reserves as of December 31, 2020:
Based on Historical SEC Pricing:
Natural gas (per MMBtu)	$1.99
Natural gas (per Mcf)(1)	$1.73
Pricing Used for Proved Reserves as of December 31, 2019
Based on Historical SEC Pricing::
Natural gas (per MMBtu)	$2.58
Natural gas (per Mcf)(2)	$2.31
Pricing Used for Probable Undeveloped Reserves as of December 31, 2019:
Based on Historical SEC Pricing:
Natural gas (per MMBtu)	$2.58
Natural gas (per Mcf)(2)	$2.31
Pricing Used for Possible Undeveloped Reserves as of December 31, 2019:
Based on Historical SEC Pricing:
Natural gas (per MMBtu)	$2.58
Natural gas (per Mcf)(2)	$2.31

(1)
Adjusted from $1.99 (12-month average) for basis differentials and other factors affecting the prices we receive.

(2)
Adjusted from $2.58 (12-month average) for basis differentials and other factors affecting the prices we receive.

Strip pricing is as of December 31, 2020. The following table shows the strip pricing levels of the reserve calculations for each of Vine Oil & Gas, Brix and Harvest based on NYMEX futures pricing at closing on that date, both as the unweighted arithmetic average of the strip and weighted by the production volumes forecast over the remaining lives of the properties.

	Unweighted	Weighted
Vine Oil & Gas
Pricing Used for Proved Reserves as of December 31, 2020:
Based on NYMEX Future Strip:
Natural gas (per MMBtu)(1)	$2.73	$2.61
Natural gas (per Mcf)(2)	$2.46	$2.34
Pricing Used for Probable Reserves as of December 31, 2020:
Based on NYMEX Future Strip:
Natural gas (per MMBtu)(1)	$2.73	$2.74
Natural gas (per Mcf)(2)	$2.46	$2.47
Pricing Used for Possible Reserves as of December 31, 2020:
Based on NYMEX Future Strip:
Natural gas (per MMBtu)(1)	$2.73	$2.74
Natural gas (per Mcf)(2)	$2.46	$2.47
Brix and Harvest
Pricing Used for Proved Reserves as of December 31, 2020:
Based on NYMEX Future Strip:
Natural gas (per MMBtu)(1)	$2.73	$2.61
Natural gas (per Mcf)(2)	$2.45	$2.33
Pricing Used for Probable Reserves as of December 31, 2020:
Based on NYMEX Future Strip:
Natural gas (per MMBtu)(1)	$2.73	$2.75
Natural gas (per Mcf)(2)	$2.45	$2.47
Pricing Used for Possible Reserves as of December 31, 2020:
Based on NYMEX Future Strip:
Natural gas (per MMBtu)(1)	$2.73	$2.75
Natural gas (per Mcf)(2)	$2.45	$2.47
Combined
Pricing Used for Proved Reserves as of December 31, 2020:
Based on NYMEX Future Strip:
Natural gas (per MMBtu)(1)	$2.73	$2.61
Natural gas (per Mcf)(2)	$2.46	$2.34
Pricing Used for Probable Reserves as of December 31, 2020:
Based on NYMEX Future Strip:
Natural gas (per MMBtu)(1)	$2.73	$2.74
Natural gas (per Mcf)(2)	$2.46	$2.47
Pricing Used for Possible Reserves as of December 31, 2020:
Based on NYMEX Future Strip:
Natural gas (per MMBtu)(1)	$2.73	$2.75
Natural gas (per Mcf)(2)	$2.46	$2.47

(1)
These price levels have not been adjusted for basis differentials and other factors affecting the prices we receive, although the summary information included elsewhere does incorporate the impact of such price differentials and other factors. The period after 2025 spans from 2026 to 2068 and assumes an average price of $2.75 each year, which is the last month strip price.

(2)
Adjusted for basis differentials and other factors affecting the prices we receive.

	2021	2022	2023	2024	2025	Thereafter
Natural gas (per MMBtu)	$2.65	$2.58	$2.46	$2.48	$2.52	$2.75
Preparation of Reserve Estimates
Our reserve estimates as of December 31, 2020 and December 31, 2019 included in this prospectus are based on reports prepared by Von Gonten, our independent reserve engineer, in accordance with generally accepted petroleum engineering and evaluation principles and definitions and guidelines established by the SEC in effect at such time. Copies of the reports are included as exhibits to the registration statement containing this prospectus. Von Gonten provides a variety of services to the oil and gas industry, including field studies, oil and gas reserve estimations, appraisals of oil and gas properties and reserve reports for their clients. Von Gonten is a Texas Registered Engineering Firm.
Proved reserves are reserves which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward from known reservoirs under existing economic conditions, operating methods and government regulations prior to the time at which contracts providing the right to operate expires, unless evidence indicates that renewal is reasonably certain. Our proved reserves were estimated assuming a 30-year reserve life. The term “reasonable certainty” implies a high degree of confidence that the quantities of oil or natural gas actually recovered will equal or exceed the estimate. The technical and economic data used in the estimation of our proved reserves include, but are not limited to, well logs, geologic maps, well-test data, production data (including flow rates), well data (including lateral lengths), historical price and cost information, and property ownership interests. Our independent reserve engineer uses this technical data, together with standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy. The proved developed reserves and EURs are estimated using performance analysis and volumetric analysis. The estimates of the proved developed reserves and EURs are used to estimate the proved undeveloped reserves for each proved undeveloped location (utilizing type curves, statistical analysis, and analogy). Proved undeveloped drilling locations that are more than one offset from a proved developed well utilized reliable technologies to confirm reasonable certainty. The reliable technologies that were utilized in estimating these reserves include log data, performance data, log cross sections, seismic data, core data, and statistical analysis.
Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves, but have not been adjusted for risk due to that uncertainty, and therefore they may not be comparable with each other and should not be summed either together or with estimates of proved reserves. When producing an estimate of the amount of natural gas that is recoverable from a particular reservoir, an estimated quantity of probable reserves is an estimate of those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered. Estimates of probable reserves which may potentially be recoverable through additional drilling or recovery techniques are by nature more uncertain than estimates of proved reserves and accordingly are subject to substantially greater risk of not actually being realized by us. Possible reserves are reserves that are less certain to be recovered than probable reserves. Estimates of possible reserves are also inherently imprecise. Estimates of probable and possible reserves are also continually subject to revisions based on production history, results of additional exploration and development, price changes and other factors.
Internal Controls
Our internal staff of petroleum engineers and geoscience professionals works closely with Von Gonten to ensure the integrity, accuracy and timeliness of data furnished to Von Gonten. Periodically, our technical team meets with Von Gonten to review properties and discuss methods and assumptions used by us to prepare reserve estimates.
Von Gonten is an independent petroleum engineering and geological services firm. John M. Parker is the technical person primarily responsible for preparing our estimates. Mr. Parker has worked at Von Gonten for over 8 years as a senior reservoir engineer overseeing several unconventional resources plays including the Haynesville and Mid-Bossier, but has over 25 years of experience in all major producing basins, both domestically and internationally, while working for several private and public oil and gas companies both as a staff engineer and in senior management. Mr. Parker holds Bachelor of Science degrees in both Petroleum Geology and Petroleum Engineering from the University of Kansas. Mr. Parker meets or exceeds the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.
Reserve engineering is and must be recognized as a subjective process of estimating volumes of economically recoverable oil and natural gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation. As a result, the estimates of different engineers often vary. In addition, the results of drilling, testing and production may justify revisions of such estimates. Accordingly, reserve estimates often differ from the quantities of oil and natural gas that are ultimately recovered. Estimates of economically recoverable oil and natural gas and of future net revenues are based on a number of variables and assumptions, all of which may vary from actual results, including geologic interpretation, prices and future production rates and costs.
For all of our properties, our internally prepared reserve estimates and the reserve reports prepared by Von Gonten, are reviewed and approved by our Executive Vice President, Reserves & Reservoir Engineering, Phuong Le. She has been with us since our formation and has over 20 years of experience in reservoir engineering and reserve management.
Drilling Locations
We determine drilling locations based on our well spacing assumptions and upon the evaluation of our horizontal drilling results and those of other operators in our area, combined with our interpretation of available geologic and engineering data. In addition, in evaluating the prospectivity of our horizontal acreage, we have reviewed available open-hole and mud log evaluations, core analysis and drill cuttings analysis. The locations that we actually drill will depend on the review of prospectively available geologic and engineering data and on availability of capital, regulatory approvals, commodity prices, costs, results drilling other wells and other factors.
At December 31, 2020, we had 932 drilling locations compared to 1,021 at year-end 2019, after giving effect to the reorganization transactions described under “Corporate Reorganization.” During 2020, we evaluated our future development strategy with the objective to further enhance our capital efficiency. Given our well spacing tests in 2019 and enhanced per well recovery, the well spacing was adjusted across our acreage. Consequently, our drilling locations were reduced to reflect accessing the gas in place with fewer wellbores, a strategy that should lead to improved well economics and present value.
Where the geological data supports it, we plan to continue to drill wells with lateral lengths of up to 10,000 ft. Our horizontal drilling location count averages 5 wells per 640 acre section in both the primary target and secondary play targets, if applicable, based on standard lateral lengths.
Approximately 48% of our drilling locations are expected to be developed with laterals greater than 5,300 ft. With approximately 900 drilling locations among Vine, Brix and Harvest at an average operated working interest of approximately 83%, we continue to have approximately 25 years of organic growth opportunity assuming a 4 gross rig development program.
Production, Revenue, Price and Production Costs
The following table sets forth information regarding our production, revenue and realized prices, and production costs for the years ended December 31, 2020 and 2019, for Vine Oil & Gas, Brix, Harvest and the three entities on a combined basis after giving effect to the reorganization transactions described under “Corporate Reorganization.” Our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains additional information regarding our production, revenue, price and production cost history.

	Year Ended December 31,
	2020	2019
Vine Oil & Gas
Production data:
Natural gas (MMcf)	240,869	200,214
Average daily production (MMcfd)	658	549
Average sales prices per Mcf:
Before effects of realized derivatives	$1.74	$2.23
After effects of realized derivatives	2.25	2.42
Costs per Mcf:
Lease operating	$0.20	$0.23
Gathering and treating	0.32	0.19
Production and ad valorem taxes	0.06	0.09
Depreciation, depletion and accretion	1.44	1.64
General and administrative	0.03	0.04
Monitoring fee	0.03	0.04
Exploration	0.00	0.00
Strategic	0.01	0.00
Write-off of deferred IPO costs	0.02	0.01
Total	$2.11	$2.24
Brix and Harvest
Production data:
Natural gas (MMcf)	85,640	52,503
Average daily production (MMcfd)	234	144
Average sales prices per Mcf:
Before effects of realized derivatives	$1.78	$2.19
After effects of realized derivatives	2.22	2.38
Costs per Mcf:
Lease operating	$0.21	$0.13
Gathering and treating	0.29	0.36
Production and ad valorem taxes	0.03	0.03
Depreciation, depletion and accretion	1.08	1.26
General and administrative	0.09	0.15
Monitoring fee	0.02	0.02
Exploration	0.00	0.01
Strategic	0.00	—
Total	$1.72	$1.96

Vine Pro forma(1)	Year Ended December 31, 2020
Production data:
Natural gas (MMcf)	326,510
Average daily production (MMcfd)	892
Average sales prices per Mcf:
Before effects of realized derivatives	$1.75
After effects of realized derivatives	2.25
Costs per Mcf:
Lease operating	$0.20
Gathering and treating	0.31
Production and ad valorem taxes	0.06
Depreciation, depletion and accretion	1.20
General and administrative	0.05
Strategic	0.01
Write-off deferred IPO expenses	0.02
Total	$1.85

(1)
The production and cost data are presented on a pro forma basis for the reorganization transactions presented in this prospectus.

Productive Wells as of December 31, 2020
	Productive Wells		Average Working Interest
	Gross	Net
Vine Oil & Gas
Natural gas wells operated by Vine	377	314.59	83.4%
Natural gas wells operated by Brix	6	0.43	7.2%
Natural gas wells operated by GEP	51	9.69	19.0%
Natural gas wells operated by others	43	2.49	5.8%
Total	477	327.20
Brix and Harvest
Natural gas wells operated by Brix	24	20.64	86.0%
Natural gas wells operated by Vine	119	18.94	15.9%
Total	143	39.58
Combined(1)
Natural gas wells operated by combined	401	354.60	88.4%
Natural gas wells operated by GEP	51	9.69	19.0%
Natural gas wells operated by others	43	2.49	5.8%
Total	495	366.78

(1)
Given that Vine, Brix and Harvest own working interests in certain of the same wells, the gross well figures appear to be understated on a combined basis as one well can be a gross well at each of Vine, Brix and Harvest, but will only represent one gross well on a combined basis. This situation does not occur when calculating net wells.

Acreage as of December 31, 2020
Vine Oil & Gas
Undeveloped acres	67,242
Developed acres	29,031
Total	96,273
Brix and Harvest
Undeveloped acres	23,060
Developed acres	4,079
Total	27,139
Combined
Undeveloped acres(1)	90,302
Developed acres	33,110
Total	123,412
Undeveloped Acreage Expirations as of December 31, 2020
The following table sets forth when our acreage would expire if production is not established prior to the lease expiration dates of Vine Oil & Gas, Brix and Harvest and the three entities on a combined basis. We have not recognized any reserves on acreage where expiration precedes development. In addition, we do not anticipate material delay rental or lease extension payments in connection with such acreage.
Acres
Vine Oil & Gas
2021	—
2022	5,281
2023	193
2024	103
2025 and thereafter	342
5,919
Brix and Harvest
2021	2,509
2022	1,441
2023	—
2024	—
2025 and thereafter	—
3,950
Combined
2021	2,509
2022	6,722
2023	193
2024	103
2025 and thereafter	342
9,869

Drilling Activity
	For the Year Ended December 31, 2020		For the Year Ended December 31, 2019
	Productive Wells		Productive Wells
	Gross	Net	Gross	Net
Vine Oil & Gas
Haynesville:
Development	26.0	20.0	23.0	13.6
Exploratory	—	—	—	—
Total	26.0	20.0	23.0	13.6
Mid-Bossier:
Development	9.0	7.8	14.0	10.8
Exploratory	—	—	—	—
Total	9.0	7.8	14.0	10.8
Brix and Harvest
Haynesville:
Development	18.0	6.2	15.0	9.2
Exploratory	—	—	—	—
Total	18.0	6.2	15.0	9.2
Mid-Bossier:
Development	11.0	4.7	6.0	4.6
Exploratory	—	—	—	—
Total	11.0	4.7	6.0	4.6
Combined(1)
Haynesville:
Development	28.0	26.2	27.0	22.8
Exploratory	—	—	—	—
Total	28.0	26.2	27.0	22.8
Mid-Bossier:
Development	13.0	12.5	18.0	15.4
Exploratory	—	—	—	—
Total	13.0	12.5	18.0	15.4

(1)
Given that Vine, Brix and Harvest own working interests in certain of the same wells, the gross well figures appear to be understated on a combined basis as one well can be a gross well at each of Vine, Brix and Harvest, but will only represent one gross well on a combined basis. This situation does not occur when calculating net wells.

On a combined basis, as of December 31, 2020, we had three wells that were actively being drilled, two wells that had been partially drilled but not being actively drilled, one well actively completing and 11 wells that were fully drilled but awaiting completion. As of December 31, 2020, we had no dry development or exploratory wells. This table includes both operated and non-operated wells where we have a working interest.
Major Customers
In 2020, Vine Oil & Gas sold approximately 20% of natural gas production to Corpus Christi Liquefaction, LLC, approximately 19% to affiliates of Royal Dutch Shell, approximately 15% to ETC

Marketing, Ltd and approximately 12% to Enterprise Products Operating LLC. During 2020, no other purchaser accounted for more than 10% of our natural gas revenue. However, we utilize an unaffiliated third party to market the majority of our gas production to various purchasers, which consist of credit-worthy counterparties, including major corporations and super majors, in our industry. This third party collects directly from the purchasers and remits to us the total of all amounts collected on our behalf less their fee for making such sales. Although a substantial portion of production is purchased by these customers, we do not believe the loss of them or any other party would have a material adverse effect on our business, as other customers or markets would be accessible to us. However, there is no guarantee that we will be able to enter into an agreement with a new customer on terms as favorable.
Title to Properties
As is customary in our industry, we conduct a review of the title to our properties in connection with acquisition of leasehold acreage. Prior to drilling, we conduct a more thorough title examination and perform curative work with respect to significant defects prior to commencement of drilling operations. To the extent title opinions or other investigations reflect title defects on those properties, we are typically responsible for curing any title defects at our expense. We generally will not drill a well until we have cured any related material title defects. We have obtained title opinions on substantially all of our producing properties and believe that we have satisfactory title to our producing properties in accordance with standards generally accepted in the oil and natural gas industry.
Prior to acquiring leases, we perform title reviews on the most significant leases and, depending on the materiality of properties, we may obtain a title opinion, obtain an updated title review or opinion or review previously obtained title opinions. Our properties are subject to customary royalty and other interests, liens for current taxes and other burdens which we believe do not materially interfere with the use of or affect our carrying value of the properties.
We believe that we have satisfactory title to all of our material assets, and we believe that such title is not subject to liens or encumbrances that will materially detract from the value of these properties or from our interest in these properties or materially interfere with our use of these properties in the operation of our business. In addition, we believe that we have obtained sufficient rights-of-way grants and permits from public authorities and private parties for us to operate our business in all material respects as described in this prospectus.
Seasonality
Demand for natural gas generally decreases during the spring and fall months and increases during the summer and winter months. However, seasonal anomalies and consumers procurement initiatives can also lessen seasonal demand fluctuations. Seasonal anomalies can increase competition for equipment, supplies and personnel can lead to shortages and increase costs or delay our operations.
Competition
Our industry is intensely competitive, and we compete with other companies that have greater resources than we do. Many of these companies not only explore for and produce natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis. These companies may be able to pay more for properties or define, evaluate, bid for and purchase a greater number of properties than we can.
They may also be able to expend greater resources to attract qualified personnel. In addition, these companies may have a greater ability to conduct exploration during periods of low natural gas market prices. Our larger competitors may be able to absorb the existing and evolved laws and regulations more easily than we can, which would adversely affect our competitiveness. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a competitive environment. In addition, because we have fewer financial and human resources than many companies in our industry, we may be at a disadvantage in eventually bidding or consummating transactions.

There is also competition between natural gas producers and other related and unrelated industries. Furthermore, competitive conditions may be substantially affected by energy legislation or government regulation. It is not possible to predict the nature of any such legislation or regulation which may ultimately be adopted or its effects upon our future operations. Such laws and regulations may substantially increase the costs of capitalizing on oil and gas opportunities. Our larger competitors may be able to absorb the burden of existing, and any changes to governmental regulations more easily than we can, which would adversely affect our competitive position.
Regulation of the Natural Gas Industry
Our operations are substantially affected by federal, state and local laws and regulations. In particular, natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which we own or operate properties for natural gas production have statutory provisions regulating the exploration for development of natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Our operations are also subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of crude oil or natural gas wells, as well as regulations that generally prohibit the venting or flaring of natural gas, and impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.
Failure to comply with applicable laws and regulations can result in substantial penalties. The regulatory burden on our industry increases our cost of doing business and affects profitability. Although we believe we are in substantial compliance with all applicable laws and regulations, and that continued substantial compliance with existing requirements will not have a material adverse effect on our financial position, cash flows or results of operations, such laws and regulations are frequently amended or reinterpreted. Additional proposals and proceedings that affect the natural gas industry are regularly considered by Congress, states, the Federal Energy Regulatory Commission (“FERC”) and the courts. We cannot predict when or whether any such proposals may become effective or any such proceedings might affect the natural gas industry. However, we do not believe that any action taken will affect us in a way that materially differs from the way it affects other natural gas producers.
Historically, our natural gas regulatory compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future or that such future compliance with existing requirements will not have a material adverse effect on our financial position, cash flows or results of operations.
Regulation of Production
The production of natural gas is subject to regulation under a wide range of local, state and federal requirements with mandate permits for drilling operations, drilling bonds and reports concerning operations. All of the states in which we own and operate properties have regulations governing conservation matters, including provisions for the unitization or pooling of natural gas and oil properties, the establishment of maximum allowable rates of production, the regulation of well spacing or density, and plugging and abandonment of wells. The effect of these laws and regulations may limit the amount of natural gas that we can produce from our wells and to limit the number of wells we can drill, although we can apply for exceptions to such regulations or to have reductions in well spacing or density.
The failure to comply with these laws, rules and regulations can result in substantial penalties. Our competitors in the natural gas industry are subject to the same regulatory requirements and restrictions that affect our operations, but may be better equipped to comply with them.
Regulation of Transportation and Sales of Natural Gas
Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated by the FERC under the Natural Gas Act of 1938 (“NGA”), the Natural Gas Policy Act of 1978 (“NGPA”) and regulations issued under those statutes.

FERC regulates interstate natural gas transportation rates, and terms and conditions of service, which affects the marketing of natural gas that we produce, as well as the revenue we receive for sales of our natural gas. Since 1985, FERC has endeavored to make natural gas transportation more accessible to natural gas buyers and sellers on an open access, non-discriminatory basis. Beginning in 1992, FERC issued a series of orders to implement its open access policies. As a result, the interstate pipelines’ traditional role as wholesalers of natural gas has been greatly reduced and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although such FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry. The natural gas industry historically has been very heavily regulated. Therefore, we cannot provide any assurance that the less stringent regulatory approach that FERC has maintained since 1985 will continue.
However, we do not believe that any action taken by FERC will affect us in a way that materially differs from the way it affects other natural gas producers. In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the NGPA, and culminated in adoption of the Natural Gas Wellhead Decontrol Act in 1993 which removed controls affecting wellhead sales of natural gas. The price at which we sell natural gas is not currently subject to federal rate regulation and, for the most part, is not subject to state regulation. However, with regard to our physical sales of these energy commodities we are required to observe anti-market manipulation laws and related regulations enforced by the FERC.
The Energy Policy Act of 2005 (“EPAct 2005”) amended the NGA and NGPA to add an anti-market manipulation provision which makes it unlawful for any entity to engage in prohibited behavior to be prescribed by FERC and provides FERC with additional civil penalty authority of more than $1,250,000 per day for violations of the NGA, NGPA, and rules and orders thereunder. In 2006, FERC issued a rule implementing the anti-market manipulation provision of the EPAct 2005 which makes it unlawful: (i) in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; (ii) to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (iii) to engage in any act or practice that operates as a fraud or deceit upon any person. The anti-market manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704.
In 2007, FERC issued a rule that requires wholesale buyers and sellers of more than 2.2 million MMBtus of physical natural gas in the previous calendar year, including natural gas gatherers and marketers, to report aggregate volumes of natural gas purchased or sold at wholesale to the extent such transactions utilize, contribute to or may contribute to the formation of price indices. It is the responsibility of the reporting entity to determine which individual transactions should be reported. Participants are required to indicate whether they report prices to any index publishers, and if so, whether their reporting complies with FERC’s policy statement on price reporting. Our sales of natural gas and financial derivative transactions (including swaps) to minimize risk are also subject to requirements under the Commodity Exchange Act (“CEA”), and regulations promulgated thereunder by the Commodity Futures Trading Commission (“CFTC”). These include the anti-manipulation provisions under the CEA, as amended by the Dodd-Frank Act, which prohibits any person from attempting to manipulate, or using or employing any manipulative or deceptive device in connection with any swap, or a contract of sale of any commodity, or for future delivery on such commodity, in contravention of the CFTC’s rules and regulations. The CEA, as amended by the Dodd-Frank Act, also prohibits certain anti-disruptive practices and knowingly delivering or causing to be delivered false or misleading or inaccurate reports concerning market information or conditions that affect or tend to affect the price of any commodity. The CFTC can impose substantial civil penalties and other remedies for violations of the CEA and the agency’s regulations.
Gathering services, which occur upstream of FERC jurisdictional transportation services, are regulated by the states onshore and in state waters. Although the FERC has set forth a general test for determining whether facilities perform a non-jurisdictional gathering function or a FERC-jurisdictional transportation function, the FERC’s determinations as to the classification of facilities is done on a case by case basis. State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements. Although such regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.
Intrastate natural gas transportation is also subject to regulation to some extent by FERC, as well as by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, we believe that the regulation of similarly situated intrastate natural gas transportation will not affect our operations in any way that is of material difference from those of our competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that we produce, as well as the revenue we receive for sales of our natural gas.
Changes in law and to FERC policies and regulations may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate pipelines, and we cannot predict what future action FERC will take. We do not believe, however, that any regulatory changes will affect us in a way that materially differs from the way they will affect other natural gas producers with which we compete.
Regulation of Environmental, Health and Safety Matters
General
Our operations are subject to numerous federal, regional, state, local, and other laws and regulations governing occupational health and safety, the release, discharge or disposal of materials into the environment or otherwise relating to environmental protection. Applicable U.S. federal environmental laws include, but are not limited to, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the Clean Water Act (“CWA”) and the Clean Air Act (“CAA”). In addition, state and local laws and regulations set forth specific standards for drilling wells, the maintenance of bonding requirements in order to drill or operate wells, the spacing and location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, the plugging and abandoning of wells, and the prevention and cleanup of pollution and other matters. These laws and regulations may, among other things, require the acquisition of permits to conduct exploration, drilling and production operations; govern the amounts and types of substances that may be released into the environment in connection with oil and gas drilling and production; limit or prohibit construction or drilling activities in sensitive areas such as wetlands, wilderness areas or areas inhabited by endangered or threatened species; impose specific health and safety criteria addressing worker protection requirements; require investigatory and remedial actions to mitigate pollution conditions caused by our operations or attributable to former operations; and impose obligations to reclaim abandoned well sites and pits. We maintain insurance against costs of clean-up operations, but we are not fully insured against all such risks. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in delay or more stringent and costly permitting, waste handling, disposal, clean-up, or other requirements for the oil and gas industry could have a significant impact on our operating costs. Although future environmental obligations are not expected to have a material impact on the results of our operations or financial condition, there can be no assurance that future developments, such as increasingly stringent environmental laws or enforcement thereof, will not cause us to incur material environmental liabilities or costs.
Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal fines and penalties, loss of leases, the imposition of investigatory or remedial obligations and the issuance of orders enjoining some or all of our operations in affected areas. These laws and regulations may also restrict the rate of natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and gas industry increases the cost of doing business in the industry and consequently affects profitability. The long-term trend in environmental regulation is to place more restrictions and limitations on activities that may affect the environment, and thus, any changes in environmental laws and regulations or re-interpretation of enforcement policies that result in more stringent and costly well drilling, construction, completion or water management activities or waste handling, storage, transport, disposal, or remediation requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our results of operations and financial position. We may be unable to pass on such increased compliance costs to our customers. Moreover, accidental releases or spills may occur in the course of our operations, and we cannot be sure that we will not incur significant costs and liabilities as a result of such releases or spills, including any third-party claims for damage to property, natural resources or persons. Historically, our environmental compliance costs have not had a material adverse effect on our results of operations; however, there can be no assurance that such costs will not be material in the future or that future compliance with existing requirements will not have a material adverse impact on us. Our board of directors continually monitors and reviews compliance with these laws and regulations. Additionally, in connection with this offering, we will establish an environmental, safety and governance committee of our board of directors to monitor, among other things, compliance with environmental, health and safety rules and regulations.
The following is a summary of the more significant existing environmental and occupational health and safety laws and regulations to which our business operations are subject and for which compliance may have a material adverse impact on our CapEx, results of operations or financial position.
Hazardous Substances and Wastes
CERCLA imposes cleanup obligations, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that transported or disposed or arranged for the transport or disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA and any state analogs may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources, and it is not uncommon for neighboring landowners and other third parties to file corresponding common law claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. While petroleum and crude oil fractions are not considered hazardous substances under CERCLA and its analog because of the so-called “petroleum exclusion,” adulterated petroleum products containing other hazardous substances have been treated as hazardous substances in the past.
We also generate solid and hazardous wastes that may be subject to the requirements of the Resource Conservation and Recovery Act, as amended (“RCRA”), and comparable state statutes. RCRA regulates the generation, storage, treatment, transport and disposal of wastes. RCRA specifically excludes from the definition of hazardous waste “drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal energy.” However, legislation has been proposed from time to time and environmental groups have filed lawsuits seeking the reclassification of certain natural gas exploration and production wastes as “hazardous wastes,” which would make such wastes subject to much more stringent handling, disposal and clean-up requirements. For example, in May 2016, several environmental groups filed a lawsuit in the U.S. District Court for the District of Columbia that seeks to compel the EPA to review and, if necessary, revise its regulations regarding existing exemptions for exploration and production related wastes. On December 28, 2016, the EPA entered into a consent decree with those environmental groups to settle the lawsuit, which required the EPA by March 15, 2019 to either propose new regulations regarding exploration and production related wastes or sign a determination that revision of such regulations is not necessary. In April 2019, the EPA made the determination that revisions to the regulations were not necessary at that time, concluding that any adverse effects related to natural gas and oil waste were more appropriately and readily addressed within the framework of existing state regulatory programs. Any future changes in applicable laws and regulations could have a material adverse effect on our CapEx and operating expenses. Moreover, some ordinary industrial wastes which we generate, such as paint wastes, waste solvents, laboratory wastes and waste oils, may be regulated as hazardous wastes if they are determined to have hazardous characteristics. Any such changes in applicable laws and regulations could have a material adverse effect on our CapEx and operating expenses. Moreover, some ordinary industrial wastes which we generate, such as paint wastes, waste solvents, laboratory wastes and waste oils, may be regulated as hazardous wastes if they are determined to have hazardous characteristics.
Some of our leases may have had prior owners who commenced exploration and production of natural gas operations on these sites. Although such prior owners may have utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes have been taken for disposal. In addition, a portion of these properties may have been operated by third parties whose treatment and disposal or release of wastes was not under our control. These properties and the wastes disposed thereon may be subject to CERCLA, RCRA, and/or analogous state laws. Under such laws, we could be required to remove or remediate previously disposed wastes (including waste disposed of or released by prior owners or operators) or property contamination (including groundwater contamination by prior owners or operators), or to perform remedial well plugging or closure operations to prevent future contamination.
Water Discharges
The Federal Water Pollution Control Act, as amended, also known as the CWA and its state analogues impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of certain substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA, the Army Corps of Engineers (the “Corps”) or an analogous state agency. The CWA and its implementing regulations prohibit the discharge of dredge and fill material into regulated waters, including jurisdictional wetlands, unless authorized by an appropriately issued permit. In June 2015, the EPA and the Corps issued a final rule defining the scope of the EPA’s and the Corps’ jurisdiction over waters of the United States (“WOTUS”), which was stayed nationwide in October 2015 pending resolution of several legal challenges. The EPA and the Corps proposed a rule in July 2017 to repeal the WOTUS rule and announced their intent to issue a new rule defining the CWA’s jurisdiction. In October 2019, the EPA issued a final rule repealing the WOTUS rule and the repeal rule became effective in December 2019. The repeal rule has already been challenged in federal district courts in New Mexico, New York, and South Carolina. In April 2020, the EPA and the Corps published the Navigable Waters Protection Rule (“NWPR”), which narrows the definition of WOTUS to four categories of jurisdictional waters and includes twelve categories of exclusions, including groundwater. A coalition of states and cities, environmental groups, and agricultural groups have challenged the NWPR in several federal district courts and many of those cases remain pending. In addition, in an April 2020 decision defining the scope of the CWA that was handed down just days after the NWPR was published, the U.S. Supreme Court held that, in certain cases, discharges from a point source to groundwater could fall within the scope of the CWA and require a permit. The Court rejected the EPA and Corps assertion that groundwater should be totally excluded from the CWA. The Court’s decision is expected to bolster challenges to the NWPR. As a result, future implementation is uncertain at this time. To the extent the existing rule is implemented in jurisdictions where we operate or a revised rule expands the scope of the CWA’s jurisdiction, we could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas.
The process for obtaining permits has the potential to delay our operations. Spill prevention, control and countermeasure requirements of federal laws require appropriate containment berms and similar structures to help prevent the contamination of navigable waters by a petroleum hydrocarbon tank spill, rupture or leak. In addition, the CWA and analogous state laws require individual permits or coverage under general permits for discharges of storm water runoff from certain types of facilities. Federal and state regulatory agencies can impose administrative, civil and criminal penalties as well as other enforcement mechanisms for non-compliance with discharge permits or other requirements of the CWA and analogous state laws and regulations.
The Oil Pollution Act of 1990, as amended, or the OPA, which amends portions of the CWA, establishes strict liability for owners and operators of facilities that are the site of a release of oil into waters of the United States. The OPA and its associated regulations impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. A “responsible party” under the OPA includes owners and operators of certain onshore facilities from which a release may affect waters of the United States.

The OPA assigns joint and several, strict liability, without regard to fault, to each liable party for all containment and oil removal costs and a variety of public and private damages including, but not limited to, the costs of responding to a release of oil, natural resource damages, and economic damages suffered by persons adversely affected by an oil spill.
Hydraulic Fracturing
Hydraulic fracturing is an essential and common practice in the natural gas industry used to stimulate production of natural gas and/or oil from low permeability subsurface rock formations. Hydraulic fracturing involves using water, sand, and certain chemicals to fracture the hydrocarbon-bearing rock formation to allow flow of hydrocarbons into the wellbore. We regularly perform hydraulic fracturing as part of our operations. While hydraulic fracturing has historically been regulated by state oil and natural gas commissions, the practice has become increasingly controversial in certain parts of the country, resulting in increased scrutiny and regulation. For example, the EPA has asserted federal regulatory authority over certain hydraulic-fracturing activities under the Safe Drinking Water Act involving the use of diesel fuels and published permitting guidance. Further, the EPA published final regulations under the CWA in June 2016 prohibiting wastewater discharges from hydraulic fracturing and certain other natural gas operations to publicly owned wastewater treatment plants. Also, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that “water cycle” activities associated with hydraulic fracturing may impact drinking water resources under certain circumstances.
Along with several other states, Louisiana has adopted laws and proposed regulations that require oil and natural gas operators to disclose chemical ingredients and water volumes used to hydraulically fracture wells, in addition to more stringent well construction and monitoring requirements. In addition, local governments may also adopt ordinances within their jurisdictions regulating the time, place and manner of drilling activities in general or hydraulic fracturing activities in particular or prohibit the performance of well drilling in general or hydraulic fracturing in particular. If new or more stringent federal, state, or local legal restrictions relating to the hydraulic fracturing process are adopted in areas where we operate, we could incur potentially significant added costs to comply with such requirements, experience delays or curtailment in the pursuit of exploration, development, or production activities, and perhaps even be precluded from drilling wells.
If hydraulic fracturing is further regulated at the federal, state, or local level, our fracturing activities could become subject to additional permitting and financial assurance requirements, more stringent construction specifications, increased monitoring, reporting and recordkeeping obligations, plugging and abandonment requirements and also to attendant permitting delays and potential increases in costs. Such changes could cause us to incur substantial compliance costs, and compliance or the consequences of any failure to comply by us could have a material adverse effect on our financial condition and results of operations. At this time, it is not possible to estimate the impact on our business of newly enacted or potential legislation or regulation governing hydraulic fracturing, and any of the above risks could impair our ability to manage our business and have a material adverse effect on our operations, cash flows and financial position.
In addition, hydraulic fracturing operations require the use of a significant amount of water. The inability to locate sufficient amounts of water, or dispose of or recycle water used in drilling and production operations, could adversely impact our operations. Moreover, new environmental initiatives and regulations could include restrictions on the ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the development or production of natural gas.
Finally, in some instances, the operation of underground injection wells for the disposal of waste has been alleged to cause earthquakes. In Oklahoma, for example, such issues have led to orders prohibiting continued injection or the suspension of drilling in certain wells identified as possible sources of seismic activity. Such concerns also have resulted in stricter regulatory requirements in some jurisdictions relating to the location and operation of underground injection wells. Although our operations are not located in those jurisdictions, any future orders or regulations addressing concerns about seismic activity from well injection in jurisdictions where we operate could affect our operations.

Air Emissions
The CAA and comparable state laws restrict the emission of air pollutants from many sources, including compressor stations, through the issuance of permits and the imposition of other requirements. These laws and regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and strictly comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay the development of natural gas projects. Over the next several years, we may be required to incur certain CapEx for air pollution control equipment or other air emissions-related issues. For example, in June 2016, the EPA published final rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements. In addition, in October 2015, the EPA lowered the National Ambient Air Quality Standard (“NAAQS”) for ozone from 75 to 70 parts per billion. Pursuant to an order issued by the U.S. District Court for the Northern District of California in lawsuits brought by a coalition of states and environmental groups against the EPA for failing to complete initial area designations under the standard by the October 2017 statutory deadline, the EPA completed all remaining initial area designations on April 30, 2018, except for designations for certain areas in Texas, which were finalized on July 17, 2018. State implementation of the revised NAAQS could result in stricter permitting requirements, delay or prohibit the ability to obtain such permits, and result in increased expenditures for pollution control equipment, the costs of which could be significant. The EPA also published final rules under the CAA in June 2016 that require the reduction of volatile organic compound emissions from certain fractured and refractured natural gas wells for which well completion operations are conducted and further require that most wells use reduced emission completions, also known as “green completions.” These regulations also establish specific new requirements regarding emissions from production-related wet seal and reciprocating compressors, and from pneumatic controllers and storage vessels. Compliance with these and other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase our costs of development, which costs could be significant.
Climate Change
In response to findings that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that, among other things, establish prevention of significant deterioration (“PSD”) pre-construction and Title V operating permit reviews for certain large stationary sources, as well as monitoring and annual reporting of GHG emissions from certain petroleum and natural gas system sources and, together with the National Highway Transportation Safety Administration, implement GHG emissions limits on vehicles manufactured for operation in the United States. EPA rulemakings related to GHG emissions could adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified sources. Given the long-term trend towards increasing regulation, future federal GHG regulations of the oil and gas industry remain a possibility. In addition, several states, including Louisiana, are pursuing measures to regulate emissions of methane from new and existing sources within the oil and natural gas source category. Compliance with these rules will require enhanced record-keeping practices, the purchase of new equipment, such as optical gas imaging instruments to detect leaks, and increased frequency of maintenance and repair activities to address emissions leakage. These rules will also likely require additional personnel time to support these activities or the engagement of third party contractors to assist with and verify compliance. These rules could result in increased compliance costs on our operations.
Federal agencies also have begun directly regulating emissions of methane, a GHG, from oil and natural gas operations. In June 2016, the EPA published New Source Performance Standards, known as Subpart OOOOa, that require certain new, modified or reconstructed facilities in the oil and natural gas sector to reduce methane and volatile organic compound emissions. In September 2020, the EPA published revisions to this standard that removed the transmission and storage segments from the oil and gas sector and rescinded methane-specific requirements for the production and processing segments. However, litigation is ongoing and the current administration has called for the suspension, revision, or rescission of the

September 2020 rule and the reinstatement or issuance of methane emissions standards for new, modified, and existing oil and gas facilities.
While Congress has from time to time considered legislation to reduce emissions of GHGs, there has not been significant activity in the form of adopted legislation to reduce GHG emissions at the federal level in recent years. However, on January 27, 2020, the current administration called for substantial action on climate change, including, among other things, the increased use of zero-emissions vehicles by the federal government, the elimination of subsidies provided to the fossil fuel industry, and increased emphasis on climate-related risks across agencies and economic sectors. Additionally, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. In addition, the U.S., under the administration of President Obama, was actively involved in the United Nations Conference on Climate Change in Paris, which led to the creation of the Paris Agreement in 2015. The Paris Agreement, which went into effect in November 2016, requires countries to review and “represent a progression” in their nationally determined contributions, which set emissions reduction goals, every five years. On June 1, 2017, President Trump announced that the U.S. would withdraw from the Paris Agreement and that it would potentially seek to renegotiate the Agreement on more favorable terms. The withdrawal from the Paris Agreement became effective on November 4, 2020; however, the current administration has recommitted the United States to the Paris Agreement and directing the federal government to begin formulating the United States’ nationally determined emissions reduction goal under the agreement.
National Environmental Policy Act
Oil and natural gas exploration and production activities on federal lands are typically subject to the National Environmental Policy Act (“NEPA”). NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. The environmental review process involves the preparation of either an environmental assessment or environmental impact statement depending on whether the specific circumstances surrounding the proposed federal action will have a significant impact on the human environment. The NEPA process involves public input through comments which can alter the nature of a proposed project either by limiting the scope of the project or requiring resource-specific mitigation. NEPA decisions can be appealed through the court system by process participants. This process may result in delaying the permitting and development of projects, increase the costs of permitting and developing some facilities and could result in certain instances in the cancellation of existing leases. In July 2020, the White House’s Council on Environmental Quality issued a rule amending the NEPA implementing regulations intended to streamline the environmental review process. The revised rule shortens the time for review as well as eliminates the requirement to evaluate cumulative impacts. The rule was challenged by states and environmental and health advocacy groups and the litigation remains ongoing. The potential impacts of this rule on our business are uncertain at this time.
Endangered Species Act and Migratory Bird Treaty Act
The Endangered Species Act (“ESA”) restricts activities that may affect endangered or threatened species of their habitats. Similar protections are offered to migratory birds under the Migratory Bird Treaty Act. While some of our operations may be located in areas that are designated as habitats for endangered or threatened species or that may attract migratory birds, we are not aware of any proposed ESA listings that will materially affect our operations. In February 2016, the U.S. Fish and Wildlife Service published a final policy that altered how it identified critical habitat for endangered and threatened species. In August 2020, the U.S. Fish and Wildlife Service and National Marine Fisheries Service issue three rules amending implementation of the ESA regulations revising, among other things, the process for listing species and designating critical habitat. A coalition of states and environmental groups have challenged the three rules and the litigation remains pending. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. Moreover, as a result of one or more settlements approved by the federal government, the FWS must make determinations on the listing of numerous specified species as endangered or threatened under the ESA under specific timelines. The designation of previously unidentified endangered or threatened species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected states.

The Migratory Bird Treaty Act (“MBTA”) makes it illegal to among other things hunt, capture, kill, possess, sell, or purchase migratory birds, nests, or eggs without a permit. This prohibition covers most bird species in the U.S. The MBTA regulations encourage use of best practices to avoid such activities. In January 2017, the Department of the Interior withdrew a longstanding Solicitor’s Opinion Memorandum that had taken the position that the agency could pursue enforcement actions against incidental takes of birds under the MBTA. The Department of the Interior issued a memorandum reinterpreting the Opinion and guidance relaxing the enforcement standards, which was challenged by environmental groups and eight states including New York and California. The Southern District of New York struck down the memorandum and guidance and the Department of the Interior’s appeal of that decision is pending. The potential impacts of this rule on our business are uncertain at this time.
Worker Health and Safety
We are subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act, as amended, and comparable state statutes, whose purpose is to protect the safety and health of workers. The U.S. Occupational Safety and Health Administration (“OSHA”) hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require maintenance of information about hazardous materials used or produced in operations and provision of this information to employees, state and local government authorities and citizens. Other OSHA standards regulate specific worker safety aspects of our operations. For example, under a 2018 OSHA standard limiting respirable silica exposure, the oil and gas industry must implement engineering controls and work practices to limit exposures below the new limits by June 2021. Failure to comply with OSHA requirements can lead to the imposition of penalties. In December 2015, the U.S. Departments of Justice and Labor announced a plan to more frequently and effectively prosecute worker health and safety violations, including enhanced penalties.
Employees
As of December 31, 2020, we had 113 full-time employees.
Legal Proceedings
We are party to various legal proceedings and claims in the ordinary course of our business. We believe these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

MANAGEMENT
Directors and Executive Officers
The following table sets forth the names, ages and titles of our directors and executive officers:
Name	Age	Title
Eric D. Marsh	61	President, Chief Executive Officer and Chairman of the Board
David M. Elkin	55	Executive Vice President and Chief Operating Officer
Wayne B. Stoltenberg	53	Executive Vice President and Chief Financial Officer
Jonathan C. Curth	38	Executive Vice President, General Counsel and Corporate Secretary
Angelo G. Acconcia	41	Director
Murat T. Konuk	31	Director
Charles M. Sledge	55	Director
H. Paulett Eberhart	67	Director Nominee
David I. Foley	53	Director Nominee
Eric D. Marsh became our President and Chief Executive Officer in May 2014. Previously, Mr. Marsh served as Senior Vice President of Encana’s USA Division after being promoted to that position in 2011. From November 2009 to October 2013, Mr. Marsh also served as an Executive Vice President at Encana. Prior to 2009, Mr. Marsh led various business units including Encana’s Bighorn Business Unit, Encana’s South Rockies Business Unit and Mid Continent Business Unit. Mr. Marsh currently serves as a director of Olympus Energy LLC. Mr. Marsh served on the Governor’s Task Force for the State of Wyoming Engineering Development and has served on both the University of Wyoming Foundation and the University of Wyoming Engineering Accreditation Board.
David M. Elkin became our Executive Vice President and Chief Operating Officer of Vine in January 2019. Mr. Elkin joined EQT Production Company in 2009 as Vice President, Engineering. He went on to serve as Senior Vice President, Drilling & Completions from 2014 to 2017 and Senior Vice President, Asset Optimization from 2017 to 2018. Prior to his time with EQT, Mr. Elkin spent six years with EnerVest Operating, LLC as Vice President Engineering & Drilling, and the previous 15 years in various engineering and leadership capacities with Energy Corporation of America, Inc. Mr. Elkin holds a B.S., Petroleum and Natural Gas Engineering degree from The Pennsylvania State University.
Wayne B. Stoltenberg became our Executive Vice President and Chief Financial Officer in September 2018. From 2008 to 2018, Mr. Stoltenberg served as Senior Vice President, Chief Financial Officer and Corporate Secretary at Cinco Oil and Gas, LLC and Cinco Resources, Inc. Prior to his time at Cinco, Mr. Stoltenberg spent over 10 years with the Natural Resources Investment Banking Group of Bear, Sterns & Co. Inc., most recently as Senior Managing Director with a primary focus on the E&P sector. He began his career at Credit Suisse. He holds an MBA from the University of Texas at Austin and a B.A. from Columbia University.
Jonathan C. Curth became our Executive Vice President, General Counsel and Corporate Secretary in November 2020. Prior to joining Vine, Mr. Curth was Senior Counsel at the international law firm of Willkie Farr & Gallagher LLP from May to November 2020 after having served as Interim President and CEO, and as an executive consultant to the board of directors, for a private exploration and production company. From December 2017 to December 2019, Mr. Curth served as General Counsel, Chief Compliance Officer, Corporate Secretary and Vice President of Land of Vanguard Natural Resources, Inc. (now Grizzly Energy, LLC). From August 2013 through December 2017, Mr. Curth served as the Assistant General Counsel at Newfield Exploration Company (now Ovintiv Inc.). Mr. Curth concentrated on domestic and international oil and gas transactions and operational matters at Baker & McKenzie LLP from 2011 through 2013 and at Brown & Fortunato, P.C. from August 2007 through January 2011. Mr. Curth is Board Certified in Oil, Gas and Mineral Law by the Texas Board of Legal Specialization. Mr. Curth received his B.A. from Baylor University and his J.D. from The University of Texas School of Law at Austin.

Angelo G. Acconcia has served on our board since May 2014. Mr. Acconcia is a Senior Managing Director in the Private Equity Group at Blackstone. Mr. Acconcia is responsible for overseeing Blackstone’s private equity investment activities in the oil & gas sector. Since joining Blackstone in August 2004, Mr. Acconcia has been involved in the execution of numerous Blackstone investments, including Graham Packaging, Ondeo Nalco, TRW Automotive and Texas Genco. Mr. Acconcia has either led or played a critical role in every one of Blackstone’s North American oil and gas investments, including Alta Energy, Beacon Offshore Energy, GeoSouthern Energy, Guidon Energy, Olympus, Kosmos Energy, LLOG Bluewater, OSUM, PGE, Primexx, Rockridge Royalties, Royal Resources, Swallowtail Royalties, Gavilan and Vine Energy, among others. From August 2002 until August 2004, Mr. Acconcia worked at Morgan Stanley & Company’s Investment Banking Division in the Global Energy and Mergers and Acquisitions departments in both the United States and Canada. Because of his broad knowledge of the industry and oil and gas investments, we believe Mr. Acconcia is well qualified to serve on our board of directors.
Murat T. Konuk has served as a member of our board of directors since November 2019. Mr. Konuk is a Principal in the Private Equity Group at Blackstone. Since joining Blackstone in June 2018, Mr. Konuk has been involved with Blackstone’s investments in Vine Oil & Gas, Brix, Harvest, Ulterra, and GridLiance. From June 2017 until June 2018, Mr. Konuk served as a Vice President at Castle Harlan where he was involved in the evaluation and execution of investments in energy and other industries. Mr. Konuk served as a Senior Associate at Castle Harlan from November 2015 to May 2017 after having joined as an Associate in July 2013. From July 2011 to June 2013, Mr. Konuk worked at Goldman Sachs’ Investment Banking Division in the Global Natural Resources group.
Charles M. Sledge has served as a member of our board of directors since July 1, 2017. Mr. Sledge previously served as Senior Vice President and Chief Financial Officer of Cameron International Corporation, an oilfield services company, from November 2008 until its acquisition by Schlumberger in April 2016 after previously having been its Vice President and Corporate Controller. Mr. Sledge also served as Senior Vice President of Finance and Treasurer of Stage Stores, Inc. from 1999 to 2001 after having served as its Vice President, Controller from 1996 to 1999. Mr. Sledge serves on the board of directors of Talos Energy Inc., Expro International, Weatherford International and Noble Corporation. Additionally, Mr. Sledge serves on the audit committee and nominating committee of Talos Energy Inc. and the audit committee and health, safety and environment committee of Weatherford International. Because of his broad financial knowledge as well as knowledge of the industry and oil and gas investments, we believe Mr. Sledge is well qualified to serve on our board of directors.
H. Paulett Eberhart, is Chairman and Chief Executive Officer of HMS Ventures, a privately-held business involved with technology services and the acquisition and management of real estate, since 2014. Previously, she was President and Chief Executive Officer of CDI Corp., a provider of engineering and information technology outsourcing and professional staffing services, from 2011 through 2014; Chairman and Chief Executive Officers of HMS Ventures from 2009 to 2011; and President and Chief Executive Officer from Invensys Process Systems, Inc., a process automation company, from 2007 to 2009. Ms. Eberhart is also a director of LPL Financial Holdings Inc., Valero Energy Corporation and Fluor Corporation. She is a former director of Anadarko Petroleum Corporation, serving as head director, and Cameron International Corporation. Because of her many years of service as a Chief Executive Officer at both private and public companies, in addition to her many years of service as an executive at technology services corporations, we believe Ms. Eberhart is well qualified to serve on our board of directors and will bring valuable operational, financial and accounting expertise to the Board.
David I. Foley is a Senior Managing Director in the Private Equity Group at Blackstone and Global Head of Blackstone Energy Partners. Mr. Foley is based in New York and is responsible for overseeing Blackstone’s private equity investment activities in the energy and natural resource sector on a global basis. Since joining Blackstone in 1995, Mr. Foley has been responsible for building the Blackstone energy & natural resources practice and has played an integral role in every energy-sector private equity deal that the firm has made. Mr. Foley actively leads Blackstone’s investment activities in the midstream sector and provides guidance and support to the other Blackstone Energy Partners senior investment professionals, who each have primary responsibility for specific sectors. Before joining Blackstone, Mr. Foley worked with AEA Investors, and prior to that he worked as a management consultant for Monitor Company. Mr. Foley serves as a Director of several energy companies and joint ventures, including: Beacon Offshore Energy, EagleClaw

Midstream, ET Rover, Grand Prix Pipeline LLC, Permian Highway Pipeline LLC and Siccar Point Energy Limited. Mr. Foley also previously served as a Director of Kosmos Energy Ltd., Falcon Minerals Corp and Cheniere Energy, Inc. Because of his broad knowledge of the energy industry and many years of experience investing in the sector, we believe Mr. Foley is well qualified to serve on our board of directors.
Board of Directors
Upon the closing of this offering, it is anticipated that we will have six directors. We currently have four directors, and we plan to add two additional independent directors prior to or upon the closing of this offering. Within 90 days of closing, we plan to add one additional independent director and have a seven member board of directors.
Our board of directors has determined that Messrs. Acconcia, Konuk, Sledge and Foley and Mrs. Eberhart are independent under NYSE listing standards.
In connection with this offering, we will enter into a stockholders’ agreement with Blackstone, which will provide Blackstone with the right to designate up to four nominees to our board of directors so long as it and its affiliates collectively beneficially own more than 50% of the outstanding shares of our common stock. Under the stockholders’ agreement, Blackstone will also have the right to designate a certain number of nominees to our board of directors depending on its ownership until it and its affiliates no longer collectively beneficially own more than 5% of the outstanding shares of our common stock. The Blackstone nominees are Messrs. Acconcia, Konuk and Foley. Our board of directors will be divided into three classes of directors, with each class as equal in number as possible, serving staggered three-year terms. The term of office of the first class of directors, consisting of Mr. Sledge, will expire at our 2022 annual meeting of stockholders. The term of office of the second class of directors, consisting of Mrs. Eberhart and Mr. Konuk, will expire at our 2023 annual meeting of stockholders. The term of office of the third class of directors, consisting of Messrs. Marsh, Foley and Acconcia, will expire at our 2024 annual meeting of stockholders.
In evaluating director candidate’s qualifications, we will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance our ability to manage and direct our affairs and business, including the ability of our board’s committees. Our directors hold office until the earlier of their death, resignation, retirement, disqualification or removal or until their successors have been duly elected and qualified.
Status as a Controlled Company
Because the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles will collectively own a majority of our outstanding common stock following the completion of this offering, we expect to be a controlled company under NYSE corporate governance standards. A controlled company need not comply with the applicable corporate governance rules that its board of directors have a majority of independent directors and independent compensation and nominating and governance committees. Notwithstanding our status as a controlled company, we will remain subject to the applicable corporate governance standard that requires us to have an audit committee composed entirely of independent directors. As a result, our audit committee must have at least one independent director by the date our Class A common stock is listed on the NYSE, as applicable, at least two independent directors within 90 days of the listing date and at least three independent directors within one year of the listing date.
While these exemptions will apply to us as long as we remain a controlled company, we expect that our board of directors will nonetheless consist of a majority of independent directors within the meaning of the NYSE listing standards currently in effect.
Committees of the Board of Directors
Upon the conclusion of this offering, we intend to have an audit committee, a compensation committee, a nominating and corporate governance committee and an environmental, safety and governance committee of our board of directors, and may have such other committees as the board of directors shall determine from time to time. We anticipate that each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee
We will establish an audit committee prior to the completion of this offering. Following completion of this offering, our audit committee will consist of Messrs. Sledge and Konuk and Mrs. Eberhart, and Mr. Sledge will serve as the chairman. As required by the rules of the SEC and listing standards of the NYSE, the audit committee will consist solely of independent directors, subject to the phase-in exceptions. Those rules permit us to have an audit committee that has one independent member at the date our common stock is first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter. SEC rules also require that a public company disclose whether or not its audit committee has an “audit committee financial expert” which is defined as a person whose experience yields the attributes outlined in such rules. Mr. Sledge will satisfy this requirement.
This committee will oversee, review, act on and report on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to them, their performance and our accounting practices. In addition, the audit committee will oversee our compliance programs relating to legal and regulatory requirements. We expect to adopt an audit committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards, including SOX.
Compensation Committee
We will establish a compensation committee prior to the completion of this offering. Following completion of this offering, our compensation committee will consist of Messrs. Foley, Acconcia and Sledge, and Mr. Foley will serve as the chairman. As required by the rules of the SEC and listing standards of the NYSE, the compensation committee will consist solely of independent directors, subject to the phase-in exceptions. Those rules permit us to have a compensation committee that has one independent member at the date our common stock is first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter.
This committee establishes salaries, incentives and other forms of compensation for officers and other employees. Our compensation committee also administers our incentive compensation and benefit plans. See “Executive Compensation” for a brief description of how we intend to make grants following this offering. We have adopted a compensation committee charter defining the committee’s primary duties in a manner consistent with the rules of the SEC, the PCAOB and applicable NYSE standards.
Nominating and Corporate Governance Committee
We will establish a nominating and corporate governance committee prior to the completion of this offering. Following the completion of this offering, our nominating and corporate governance will consist of Messrs. Acconcia, Sledge and Konuk, and Mr. Acconcia will serve as the chairman. As required by the rules of the SEC and listing standards of NYSE, the nominating and corporate governance committee will consist solely of independent directors, subject to the phase-in exceptions. Those rules permit us to have a nominating and corporate governance committee that has one independent member at the date our common stock is first listed on the NYSE, a majority of independent members within 90 days thereafter and all independent members within one year thereafter.
Environmental, Safety and Governance Committee
We will establish an environmental, safety and governance committee prior to the completion of this offering. Following completion of this offering, our environmental, safety and governance committee will consist of Mrs. Eberhart and Messrs. Acconcia and Marsh, and Mrs. Eberhart will serve as the chairman. This committee will assist the board of directors with its responsibilities relating to oversight of our environmental, health, safety and governance practices and to monitor management’s efforts in creating a culture of safety and environmental protection. The environmental, safety and governance committee will primarily fulfill this responsibility by carrying out the activities enumerated in the environmental, safety and governance committee charter, and will perform such other functions as the board of directors may assign from time to time.

Compensation Committee Interlocks and Insider Participation
None of our executive officers serve on the board of directors or compensation committee of another public company that has an executive officer that serves on our board or compensation committee. No member of our board is an executive officer of another public company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.
Code of Business Conduct and Ethics
Prior to the completion of this offering, our board of directors will adopt amendments to our existing code of business conduct and ethics applicable to our employees, directors and officers, that will comply with applicable U.S. federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable U.S. federal securities laws and the corporate governance rules of the NYSE.
Corporate Governance Guidelines
Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

EXECUTIVE COMPENSATION
We are an “emerging growth company,” within the meaning of the Securities Act. As such, we are providing our Summary Compensation Table, Outstanding Equity Awards at Fiscal Year-End and limited narrative disclosures regarding executive compensation for only the last completed fiscal year. For 2020, our named executive officers (“Named Executive Officers” or “NEOs”) were:
Name	Principal Position
Eric D. Marsh	President, Chief Executive Officer & Chairman of the Board
David M. Elkin	Executive Vice President and Chief Operating Officer
Wayne B. Stoltenberg	Executive Vice President and Chief Financial Officer
Summary Compensation Table
The following table summarizes information relating to compensation earned and accrued for employment during the 2020 fiscal year:
Name	Year	Salary ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Eric D. Marsh President, Chief Executive Officer & Chairman of the Board	2020	752,473(4)	869,526	14,250	1,636,249
David M. Elkin Executive Vice President & Chief Operating Officer	2020	412,024	356,895	14,250	783,169
Wayne B. Stoltenberg Executive Vice President & Chief Financial Officer	2020	365,006(5)	237,255	14,250	616,511

(1)
A portion of these amounts are charged to Brix Oil & Gas Holdings LP and Harvest Royalties Holdings LP as general and administrative expenses based on time spent by our NEOs providing services to such entities pursuant to separate management services agreements. All our executive officers are employed by Vine Management Services LLC.

(2)
The amounts reported reflect amounts earned for company performance for 2020 under our annual cash bonus program which have been approved by the Board and we expect will be paid during the first week of March 2021. See “Additional Narrative Disclosure — Cash Incentive Awards,” for additional information.

(3)
Amounts reported include company contributions under our 401(k) plan. See “Additional Narrative Disclosure — Retirement Benefits,” for additional information.

(4)
Amounts reported include $27,868 of unused vacation payout.

(5)
Amounts reported include $13,518 of unused vacation payout.

Outstanding Equity Awards at 2020 Year-End
The following table reflects information regarding outstanding Class A units, the only incentive awards held by our NEOs, as of December 31, 2020. See “— Additional Narrative Disclosure — Class A Units” for additional information regarding such units.
		Number of Securities Unexercised, Exercisable (#)(1)	Number of Securities Unexercised, Unexercisable (#)(1)	Exercise Price ($)	Expiration Date
Eric D. Marsh	Class A Units (Vine)(2)	40	—	N/A	N/A
	Class A Units (Brix)(3)	32	8	N/A	N/A
	Class A Units (Harvest)(4)	24	6	N/A	N/A
David M. Elkin	Class A Units (Vine)(2)	2.4	9.6	N/A	N/A
	Class A Units (Brix)(3)	1.8	7.2	N/A	N/A
	Class A Units (Harvest)(4)	2.4	9.6	N/A	N/A
Wayne B. Stoltenberg	Class A Units (Vine)(2)	3.2	4.8	N/A	N/A
	Class A Units (Brix)(3)	3.2	4.8	N/A	N/A
	Class A Units (Harvest)(4)	2	3	N/A	N/A

(1)
We believe that these awards are most similar economically to stock options, and as such we report them as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Awards reflected as “Unexercisable” are Class A units that have not yet vested or are not yet probable to vest. Awards reflected as “Exercisable” are Class A units that have vested, but remain outstanding. See “Additional Narrative Disclosure — Class A Units” for more information.

(2)
Represents Class A units in Vine Oil & Gas Parent LP granted on the following dates: to Mr. Marsh on May 28, 2014, to Mr. Elkin on January 21, 2019 and to Mr. Stoltenberg on September 10, 2018. These units vest in five equal annual installments beginning on the later of the first anniversary of the Named Executive Officer’s hire date and the Shell Acquisition.

(3)
Represents Class A units in Brix Oil & Gas Holdings LP granted on the following dates: to Mr. Marsh on March 15, 2016, to Mr. Elkin on January 21, 2019 and to Mr. Stoltenberg on September 10, 2018. These units vest in five equal annual installments beginning on the later of the first anniversary of the Named Executive Officer’s hire date and March 15, 2017.

(4)
Represents Class A units in Harvest Royalties Holdings LP granted on the following dates: to Mr. Marsh on March 15, 2016, to Mr. Elkin on January 21, 2019 and to Mr. Stoltenberg on September 10, 2018. These units vest in five equal annual installments beginning on the later of the first anniversary of the Named Executive Officer’s hire date and March 15, 2017.

Additional Narrative Disclosure
Retirement Benefits
We have not maintained, and do not currently maintain, a defined benefit pension plan or nonqualified deferred compensation plan. We currently make available a retirement plan intended to provide benefits under Section 401(k) of the Code, pursuant to which employees (including our NEOs) may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. We match 100% of elective deferrals up to a maximum per participant per calendar year equal to 5% of the participant’s eligible compensation. All contributions to our 401(k) plan are 100% vested at all times. All contributions under our 401(k) plan are subject to certain annual dollar limitations in accordance with applicable laws, which are periodically adjusted for changes in the cost of living.

Employment Agreements
We have entered into employment agreements with Messrs. Marsh, Elkin and Stoltenberg. The description of the employment agreements set forth below is a summary of the material features of the agreements regarding potential payments upon a termination of employment or a change of control. This summary, however, does not purport to be a complete description of all the provisions of the agreements that we have entered into with the executives. This summary is qualified in its entirety by reference to the employment agreements, which have been filed as exhibits to this registration statement.
In May 2014, we entered into an employment agreement with Mr. Marsh. The agreement had an initial two-year term, and, upon the consummation of the Shell Acquisition, an indefinite extension until otherwise terminated. The agreement provided Mr. Marsh with an annual base salary of $350,000 during the term and eligibility to earn a targeted annual bonus of two times his base salary. Effective January 1, 2017, Mr. Marsh’s agreement was amended to increase his base salary to $570,000 with an annual bonus target of 100% of his base salary. Mr. Marsh’s employment agreement now has an indefinite term that continues until his employment is otherwise terminated.
Effective January 2, 2018, Mr. Marsh’s base salary was adjusted to $670,000 while his annual target bonus remains 100% of his base salary. Effective January 1, 2019, Mr. Marsh’s base salary was adjusted to $703,500 while his annual bonus target remains 100% of his base salary. Effective June 11, 2020, Mr. Marsh’s agreement was again amended to increase his base salary to $724,605 while his annual bonus target remains 100% of his base salary.
In January 2019, we entered into an employment agreement with Mr. Elkin. The agreement initially has a two-year term that automatically renews for successive one-year periods unless notice of non-renewal is provided by either party at least 60 days prior to a renewal date. The agreement provided Mr. Elkin with an annual base salary of $385,000 during the term and eligibility to earn an annual target bonus of 75% of his base salary. Effective June 11, 2020, Mr. Elkin’s agreement was amended to increase his base salary to $396,550 while his annual bonus target remains 75% of his base salary.
In September 2018, we entered into an employment agreement with Mr. Stoltenberg. The agreement initially had a two-year term that automatically renewed for successive one-year periods unless notice of non-renewal is provided by either party at least 60 days prior to a renewal date. The agreement provided Mr. Stoltenberg with an annual base salary of $325,000 during the term and eligibility to earn an annual target bonus of 50% of his base salary. Effective January 1, 2019 Mr. Stoltenberg’s base salary was adjusted to $341,250 while his annual bonus target remains 50% of his base salary. Effective June 11, 2020, Mr. Stoltenberg’s agreement was amended to increase his base salary to $351,488 while his annual bonus target remains 50% of his base salary.
Under the terms of the employment agreements with Messrs. Marsh, Elkin and Stoltenberg, each will be entitled to receive the following amounts upon a termination by the company for “cause,” upon voluntary termination without “good reason,” or, in the case of Messrs. Elkin and Stoltenberg, if the termination is due to death or disability: (a) payment of all accrued and unpaid base salary to the date of termination, (b) reimbursement of all incurred but unreimbursed business expenses and (c) benefits entitled under the terms of any applicable benefit plan or program (together, the “Accrued Obligations”). If the termination is by the company without cause or by the executive with good reason or, in the case of Mr. Marsh, due to death or disability, each will also be entitled to a severance payment equal to 12 months’ worth of their annualized base salary, payable in ratable installments in accordance with regular payroll practices, as well as continued coverage, at the same cost as if the executive had remained employed, under the company’s group health plan for the executive and his or her eligible dependents for a period of 12 months. In addition, upon such a termination, Mr. Marsh will also be entitled to a pro-rated annual bonus, payable at the same time and manner as if Mr. Marsh had remained employed through such payment date.
For purposes of the NEOs’ employment agreements: “Cause” means (a) act(s) of gross negligence or willful misconduct by the executive in the course of employment, (b) willful failure or refusal to perform in any material respect the executive’s duties or responsibilities, (c) misappropriation (or attempted misappropriation) by the executive of any assets or business opportunities of us, (d) embezzlement or fraud committed (or attempted) by the executive, or at his direction, (e) conviction of, or the plea of guilty or nolo contendere or the equivalent in respect to, any felony or a misdemeanor involving an act of dishonesty, moral turpitude, deceit, or fraud, (f) material breach by the executive of the employment agreement or other specified agreements or (g) breach by the executive of the non-interference agreement or other applicable restrictive covenants;
“Disability” means any physical or mental disability or infirmity of the executive that prevents, or would be reasonably likely to prevent, the performance of executive’s duties for either 180 consecutive days or 270 non-consecutive days during any 12-month period; and
“Good Reason” means, without the NEO’s consent, (a) a material diminution in the executive’s title, duties, or responsibilities; (b) the involuntary relocation of the geographic location of the executive’s principal place of employment by more than 50 miles from the location of the executive’s principal place of employment as of the effective date of the employment agreement; (c) a material breach by us of the employment agreement; or (d) in the case of Mr. Marsh, a diminution in his base salary.
Base Salary
Each NEO’s base salary is a fixed component of compensation for each year for performing specific job duties and functions. Historically, the board of managers of Vine Oil & Gas GP LLC established the annualized base salary for each of the NEOs at a level necessary to retain their services and reviewed such annualized base salary at the end of each year, with adjustments implemented at the beginning of the next year. The establishment and adjustment of the annualized base salary for each NEO has generally been based on factors including but not limited to: (a) any increase or decrease in responsibility, (b) job performance and (c) the level of compensation paid to executives of other peer companies, as estimated based on publicly available information and the experience of the board of managers of our predecessor.
Annual Bonus
Historically, we have maintained an annual performance-based cash bonus program. Our board of managers has previously determined the amount, if any, of the annual bonuses awarded to each of our NEOs after careful review of our performance over the course of the preceding year. Principal determinants in this subjective assessment have included, but were not limited to, natural gas production, EUR improvements, capital efficiency, operating expenses and Adjusted EBITDAX. Other qualitative factors such as advancement of strategic objectives also influence the results of the bonus program.
For 2020, based on company performance, our board of managers approved a payout for Messrs. Marsh, Elkin and Stoltenberg of 120%, 120% and 135%, respectively, of their bonus targets.
Cash Retention Awards
On September 10, 2019, we entered into cash incentive award agreements with Messrs. Marsh and Stoltenberg that provide for cash payments upon vesting in the amount of $4,221,000 and $511,875, respectively. The actual amount of the cash payment made to each NEO on vesting is reduced by any distributions, if any, the NEO receives on Class A units of Vine Oil & Gas Parent LP between the date of grant of the cash incentive award and the date of payment. The cash awards generally vest on the earlier of (a) the fourth anniversary of the grant and (b) a “Change in Control,” in each case, subject to the NEO’s continued employment with us. If, prior to vesting, the NEO’s employment is terminated by the company for Cause or by the NEO without Good Reason (each as defined in the NEO’s employment agreement) or if the NEO violates any of the restrictive covenants applicable to the NEO, then the cash award will automatically be forfeited for no consideration. If the NEO’s employment is terminated by the company without Cause or the NEO resigns for Good Reason prior to the vesting of the cash award, a prorated portion of the cash award will vest based on the percentage of the four-year period that has elapsed from the date of grant to the termination of the NEO’s employment. The cash award will be paid in a lump sum within 30 days of vesting.
For purposes of the cash incentive award agreements, a Change in Control generally means that (a) more than 50% of the Class B units of Vine Oil & Gas Parent LP are acquired by an unaffiliated entity; or (b) substantially all of the outstanding interests of Vine Oil & Gas Parent LP are sold or exchanged in a single transaction, or a series of related transactions, to any unaffiliated entity. We do not expect that this offering will result in a Change in Control for purposes of the cash award agreements.
Class A Units
Upon commencing employment, Messrs. Marsh, Elkin and Stoltenberg each received an award of Class A units in each of Brix Oil & Gas Holdings LP, Harvest Royalties Holdings LP and Vine Oil & Gas Parent LP (each, a “Partnership Grantor”) pursuant to each Partnership Grantor’s respective Class A Unit Incentive Plans. The Class A units are profits interests that represent actual (non-voting) equity interests in the respective Partnership Grantor meant to enable certain employees to share in Blackstone’s financial success after Blackstone and other employee co-investors receive a certain level of return on their investment. The Class A units entitle unitholders to an increasing percentage of future distributions, but only after all invested capital has received cumulative cash distributions of a certain multiple return.
The Class A units vest in five equal annual installments beginning on the later of the first anniversary of the NEO’s hire date and March 15, 2017 (or, in the case of the Class A Units of Vine Oil & Gas Parent LP, the later of the first anniversary of the Named Executive Officer’s hire date and the Shell Acquisition), although such vesting will be fully accelerated upon the occurrence of an “Exit Event” (as defined below). If a Named Executive Officer’s employment is terminated due to death or disability, any Class A units that would have become vested on the next vesting date automatically vest. If a Named Executive Officer’s employment is terminated for any other reason, all unvested Class A units are forfeited at the time of termination (except with respect to Mr. Marsh, whose unvested Class A units will fully vest in the event his employment is terminated without cause or if he resigns with good reason, in each case, within one year of this offering). If a Named Executive Officer’s employment is terminated due to death or disability, or by us without cause or by the NEO with good reason, the Class A units will be subject to repurchase.
We do not expect that this offering will result in an Exit Event for the Class A units. An “Exit Event” occurs if, other than as a result of a public offering:
a)
more than 50% of the Class B units of the applicable Partnership Grantor are acquired by an unaffiliated entity; or

b)
substantially all of the applicable Partnership Grantor’s outstanding interests are sold or exchanged in a single transaction, or a series of related transactions, to any unaffiliated entity.

For treatment of the Class A units in connection with this offering, see “Corporate Reorganization.” Following the closing of this offering, we expect that our NEOs will no longer receive awards of Class A units or other equity based compensation from any of the Partnership Grantors. Our compensation consultant has been directed to prepare a market study of incentive equity award grants for directors and executive officers of our peer-companies and to prepare recommendations for grants. The board intends to make grants under our long-term incentive plan (see “2021 Long Term Incentive Plan”) within 90 days from the closing of this offering at levels consistent with the 50th percentile of our peer group, taking into consideration the study completed by the compensation consultant and their recommendation.
Future Compensation Arrangements
We are undertaking a review of our executive compensation arrangements and, under the direction of our Compensation Committee in consultation with our compensation consultant, we intend to enter into new employment agreements and comprehensive compensation arrangements with our management team, including each of our NEOs. Our compensation consultant has been directed to prepare a market study of compensation arrangements (including incentive equity award grants as described above) of our peer companies and to prepare recommendations to our Compensation Committee. It is currently anticipated that these arrangements and grants will be entered into within approximately 90 days of the completion of this offering. The terms of these new employment agreements and compensation arrangements have not yet been determined, but it is anticipated that the compensation of our management team under these new arrangements will reflect levels consistent with the 50th percentile of our peer group.

Director Compensation
The following table presents the total compensation for each person who served as a non-employee member of our board of managers during 2020. Other than as set forth in the table and described more fully below, we did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to, any of the other non-employee members of the board of managers in 2020.
Name	Fees Earned or Paid in Cash ($)	Total ($)
Alan J. Carr(1)	262,500	262,500
Charles M. Sledge	262,500	262,500

(1)
Mr. Carr is a director of our predecessor and will not be continuing as a director following the IPO.

The fees for each of our non-employee directors in 2020 consisted of a cash retainer equal to $25,000 per month from January through September 2020 which was then reduced to $12,500 per month from October through December. We are undertaking a review of our non-employee director compensation arrangements and intend to implement a non-employee director compensation program in connection with this offering. The terms of the non-employee director compensation program have not yet been determined. Directors who are also our employees will not receive any additional compensation for their service on our board of directors.
2021 Long-Term Incentive Plan
In order to incentivize our employees following the completion of this offering, we anticipate that our board of directors will adopt a new long-term incentive plan (the “LTIP”) for employees, consultants and directors prior to the completion of this offering. Our NEOs will be eligible to participate in the LTIP, which we expect will become effective upon the consummation of this offering. We anticipate that the LTIP will provide for the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, and substitute awards intended to align the interests of service providers, including our Named Executive Officers, with those of our stockholders.
Securities to be Offered
Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a number of shares of Class A common stock equal to 8% of the number shares of Class A common stock and Class B common stock outstanding at the closing of this offering (on a fully diluted basis) will initially be reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under lesser of (i) a number of shares of Class A common stock equal to 3% of the total number of shares of Class A common stock and Class B common stock outstanding on each December 31 immediately prior to the date of increase or (ii) such number of shares of the company’s Class A common stock determined by our board of directors or compensation committee. The total number of initial shares reserved for issuance under the LTIP may be issued pursuant to incentive options. Shares of Class A common stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.
Administration
The LTIP will be administered by our board of directors, except to the extent our board of directors elects a committee of directors to administer the LTIP (as applicable, the “Administrator”). The Administrator has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The Administrator may also accelerate the vesting or exercise of any award and make all other determinations and to take all other actions necessary or advisable for the administration of the LTIP. To the extent the Administrator is not our board of directors, our board of directors will retain the authority to take all actions permitted by the Administrator under the LTIP.
Eligibility
Our employees, consultants and nonemployee directors, and employees and consultants of our affiliates, will be eligible to receive awards under the LTIP.
Nonemployee Director Compensation Limits
Under the LTIP, in a single fiscal year, a nonemployee director may not be granted awards for such individual’s service on our board of directors having a value in excess of $750,000.
Types of Awards
Options.   We may grant options to eligible persons, except that incentive options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of an option generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the option is granted and the option must not be exercisable for longer than 10 years following the date of grant. In the case of an incentive option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our equity securities, the exercise price of the option must be at least 110% of the fair market value of a share of Class A common stock on the date of grant, and the option must not be exercisable more than five years from the date of grant.
SARs.   A SAR is the right to receive an amount equal to the excess of the fair market value of one share of Class A common stock on the date of exercise over the grant price of the SAR. The grant price of an SAR generally cannot be less than 100% of the fair market value of a share of Class A common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, other awards. The Administrator will have the discretion to determine other terms and conditions of an SAR award.
Restricted Share Awards.   A restricted share award is a grant of shares of Class A common stock subject to the restrictions on transferability and risk of forfeiture imposed by the Administrator. Unless otherwise determined by the Administrator and specified in the applicable award agreement, the holder of a restricted share award will have rights as a stockholder, including the right to vote the shares of Class A common stock subject to the restricted share award or to receive dividends on the shares of Class A common stock subject to the restricted share award during the restriction period. In the discretion of the Administrator, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted shares with respect to which the distribution was made.
Restricted Share Units.   An RSU is a right to receive cash, shares of Class A common stock or a combination of cash and shares of Class A common stock at the end of a specified period equal to the fair market value of one share of common stock on the date of vesting. RSUs may be subject to the restrictions, including a risk of forfeiture, imposed by the Administrator.
Share Awards.   A share award is a transfer of unrestricted shares of Class A common stock on terms and conditions, if any, determined by the Administrator.
Dividend Equivalents.   Dividend equivalents entitle a participant to receive cash, shares of Class A common stock, other awards or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of Class A common stock. Dividend equivalents may be granted on a free-standing basis or in connection with another award (other than a restricted share award or a share award).
Other Share-Based Awards.   Other share-based awards are awards denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of our shares of Class A common stock.

Cash Awards.   Cash awards may be granted on a free-standing basis or as an element of, a supplement to, or in lieu of any other award.
Substitute Awards.   Awards may be granted in substitution or exchange for any other award granted under the LTIP or under another equity incentive plan or any other right of an eligible person to receive payment from us. Awards may also be granted under the LTIP in substitution for similar awards held for individuals who become participants as a result of a merger, consolidation or acquisition of another entity by or with the company or one of our affiliates.
Certain Transactions
If any change is made to our capitalization, such as a share split, share combination, share dividend, exchange of shares or other recapitalization, merger or otherwise, that results in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Administrator in the shares subject to an award under the LTIP. The Administrator will also have the discretion to make certain adjustments to awards in the event of a change in control, such as accelerating the vesting or exercisability of awards; requiring the surrender of an award, with or without consideration, or making any other adjustment or modification to the award that the Administrator determines is appropriate; in light of such transaction.
Clawback
All awards granted under the LTIP will be subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the LTIP.
Plan Amendment and Termination
Our Administrator may amend or terminate any award, award agreement or the LTIP at any time; however, stockholder approval will be required for any amendment to the extent necessary to comply with applicable law or exchange listing standards. The Administrator will not have the authority, without the approval of stockholders, to amend any outstanding option or share appreciation right to reduce its exercise price per share. The LTIP will remain in effect for a period of 10 years (unless earlier terminated by our board of directors).

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth the beneficial ownership of our Class A common stock and Class B common stock (assuming the underwriters do not exercise their option to purchase additional common stock) that, upon the consummation of our corporate reorganization in connection with the completion of this offering, will be owned by:
•
each person known to us to beneficially own more than 5% of any class of our outstanding common stock;

•
each of our Named Executive Officers;

•
each member of our board of directors and each director nominee; and

•
all of our directors, director nominees and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our Class A common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the directors or Named Executive Officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is c/o Vine Energy Inc., 5800 Granite Parkway, Suite 550, Plano, Texas 75024.
Prior to the completion of our corporate reorganization (which will occur in connection with the completion of this offering), the ownership interests of our directors and executive officers are represented by limited partnership interests in Vine Oil & Gas LP.
To the extent that the underwriters sell more than 21,500,000 shares of Class A common stock, the underwriters have the option to purchase up to an additional 3,225,000 shares from us.
Name of Beneficial Owner(1)	Shares of Class A Common Stock Beneficially Owned		Shares of Class B Common Stock Beneficially Owned		Total Common Stock Beneficially Owned
	Number	Percentage	Number	Percentage	Percentage
5% Shareholders:
Vine Investment LLC(2)	1,543,382	4.1%	17,387,013	50.8%	26.3%
Vine Investment II LLC(3)	10,318,747	27.3%	—	—	14.3%
Brix Investment LLC(4)	1,477,229	3.9%	16,639,516	48.6%	25.2%
Brix Investment II LLC(5)	7,085,147,	18.7%	—	—	9.8%
Harvest Investment LLC(6)	17,329,	0.0%	201,341	0.6%	0.3%
Harvest Investment II LLC(7)	150,267	0.4%	—	—	0.2%
Named Executive Officers, Directors and Director Nominees:
Eric D. Marsh	—	—	—	—	—
Wayne B. Stoltenberg	—	—	—	—	—
David M. Elkin	—	—	—	—	—
Angelo G. Acconcia(8)	—	—	—	—	—
Murat T. Konuk(9)	—	—	—	—	—
Charles M. Sledge	—	—	—	—	—
H. Paulett Eberhart	—	—	—	—	—
David I. Foley(10)	—	—	—	—	—
Executive Officers, Directors and Director Nominees as a Group (8 persons)	—	—	—	—	—

*
Less than 1%.

(1)
Certain members of management will have ownership interests in the Vine Investment Vehicles and the Vine Investment II Vehicles, and, as a result, will have an indirect interest in the shares of common stock owned by the Vine Investment Vehicles and the Vine Investment II Vehicles. See “Corporate Reorganization — Simplified Ownership Structure After Giving Effect to this Offering,” which shows management’s expected aggregate economic interest in the Vine Investment Vehicles and Vine Investment II Vehicles at the closing of this offering.

(2)
Vine Investment LLC is owned by Vine Oil & Gas Holdings LLC (“Holdings”) and Vintner Resources, LLC, which is controlled by Eric D. Marsh, our Chief Executive Officer, and certain members of management. Certain members of our management team and certain of our employees also own incentive units in Vine Investment. “Executive Compensation — Outstanding Equity Awards at 2016 Fiscal Year-End” contains additional information on the incentive units. Holdings is owned by Blackstone Capital Partners VI-Q L.P. (“BCP VI-Q”), Blackstone Energy Partners Q L.P. (“BEP Q”), Blackstone Family Investment Partnership VI-ESC L.P. (“BFIP VI”), Blackstone Energy Family Investment Partnership ESC L.P. (“BEFIP ESC”) and Blackstone Energy Family Investment Partnership SMD L.P. (“BEFIP SMD”). The general partner of BCP VI-Q is Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The general partner of BEP Q is Blackstone Energy Management Associates L.L.C. The sole member of Blackstone Energy Management Associates L.L.C. is Blackstone EMA L.L.C. The general partner of BFIP VI is BCP VI Side-by-Side GP L.L.C. The general partner of BEFIP ESC is BEP Side-by-Side GP L.L.C. The general partner of BEFIP SMD is Blackstone Family GP L.L.C., which is in turn wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA L.L.C. and the sole member of each of BCP VI Side-by-Side GP L.L.C. and BEP Side-by-Side GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154, provided that the address for Vintner Resources is 5800 Granite Parkway, Suite 550, Plano, Texas 75024.

(3)
Vine Investment II LLC will be owned by an alternative investment vehicle of BCP VI-Q (“BCP VI AIV”), an alternative vehicle of BEP Q (“BEP AIV”) and Vintner Resources, LLC, which is controlled by Eric D. Marsh, our Chief Executive Officer, and certain members of management. The general partner of BEP AIV will be Blackstone Energy Management Associates L.L.C. The sole member of Blackstone Energy Management Associates L.L.C. is Blackstone EMA L.L.C. The general partner of BCP VI AIV will be Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154 provided that the address for Vintner Resources is 5800 Granite Parkway, Suite 550, Plano, Texas 75024.

(4)
Brix Investment LLC is owned by B&H Oil and Gas L.L.C (“B&H Oil & Gas”). B&H Oil and Gas is

owned by BCP VI-Q, BFIP VI, BCP VI SBS Holdings L.L.C. (“BCP VI SBS Holdings”), Blackstone Energy Partners II Q L.P. (“BEP II Q”), Blackstone Energy Partners II.F Q L.P. (“BEP II.F Q”), Blackstone Energy Family Investment Partnership II-ESC L.P. (“BEFIP II-ESC”), Blackstone Energy Family Investment Partnership II SMD L.P. (“BEFIP II SMD”), BEP II SBS Holdings L.L.C. (“BEP II SBS Holdings”) and BTAS Q Holdings L.L.C. (“BTAS Q Holdings”). The general partner of BCP VI-Q is Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The general partner of BFIP VI is BCP VI Side-by-Side GP L.L.C. The general partner of each of BEP II Q and BEP II.F Q is Blackstone Energy Management Associates II L.L.C. The sole member of Blackstone Energy Management Associates II L.L.C. is Blackstone EMA II L.L.C. The general partner of BEFIP II-ESC is BEP II Side-by-Side GP L.L.C. The general partner of BEFIP II SMD is Blackstone Family GP L.L.C., which is in turn wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of each of BEP II SBS Holdings and BCP VI SBS Holdings is Blackstone Side-by-Side Umbrella Partnership L.P. The general partner of Blackstone Side-by-Side Umbrella Partnership L.P. is Blackstone Side-by-Side Umbrella GP L.L.C. The managing member of BTAS Q Holdings is BTAS Associates L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C., Blackstone EMA II L.L.C. and BTAS Associates L.L.C. and the sole member of each of BCP VI Side-by-Side GP L.L.C., BEP II Side-by-Side GP L.L.C. and Blackstone Side-by-Side Umbrella GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154.
(5)
Brix Investment II LLC will be owned by an alternative investment vehicle of BEP II Q (“BEP II AIV”), an alternative investment vehicle of BEP II.F Q (“BEP II.F AIV”) and BCP VI AIV. The general partner of BCP VI AIV will be Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The general partner of each of BEP II AIV and BEP II.F AIV will be Blackstone Energy Management Associates II L.L.C. The sole member of Blackstone Energy Management Associates II L.L.C. is Blackstone EMA II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154.

(6)
Harvest Investment LLC is owned by B&H Oil and Gas L.L.C (“B&H Oil & Gas”). B&H Oil and Gas is owned by BCP VI-Q, BFIP VI, BCP VI SBS Holdings L.L.C. (“BCP VI SBS Holdings”), Blackstone Energy Partners II Q L.P. (“BEP II Q”), Blackstone Energy Partners II.F Q L.P. (“BEP II.F Q”), Blackstone Energy Family Investment Partnership II-ESC L.P. (“BEFIP II-ESC”), Blackstone Energy Family Investment Partnership II SMD L.P. (“BEFIP II SMD”), BEP II SBS Holdings L.L.C. (“BEP II SBS Holdings”) and BTAS Q Holdings L.L.C. (“BTAS Q Holdings”). The general partner of BCP VI-Q is Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The general partner of BFIP VI is BCP VI Side-by-Side GP L.L.C. The general partner of each of BEP II Q and BEP II.F Q is Blackstone Energy Management Associates II L.L.C. The sole member of Blackstone Energy Management Associates II

L.L.C. is Blackstone EMA II L.L.C. The general partner of BEFIP II-ESC is BEP II Side-by-Side GP L.L.C. The general partner of BEFIP II SMD is Blackstone Family GP L.L.C., which is in turn wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of each of BEP II SBS Holdings and BCP VI SBS Holdings is Blackstone Side-by-Side Umbrella Partnership L.P. The general partner of Blackstone Side-by-Side Umbrella Partnership L.P. is Blackstone Side-by-Side Umbrella GP L.L.C. The managing member of BTAS Q Holdings is BTAS Associates L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C., Blackstone EMA II L.L.C. and BTAS Associates L.L.C. and the sole member of each of BCP VI Side-by-Side GP L.L.C., BEP II Side-by-Side GP L.L.C. and Blackstone Side-by-Side Umbrella GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154.
(7)
Harvest Investment II LLC will be owned by an alternative investment vehicle of BEP II Q (“BEP II AIV”), an alternative investment vehicle of BEP II.F Q (“BEP II.F AIV”) and BCP VI AIV. The general partner of BCP VI AIV will be Blackstone Management Associates VI L.L.C. The sole member of Blackstone Management Associates VI L.L.C. is BMA VI L.L.C. The general partner of each of BEP II AIV and BEP II.F AIV will be Blackstone Energy Management Associates II L.L.C. The sole member of Blackstone Energy Management Associates II L.L.C. is Blackstone EMA II L.L.C. Blackstone Holdings III L.P. is the managing member of each of BMA VI L.L.C. and Blackstone EMA II L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group Inc. The sole holder of the Class C common stock of The Blackstone Group Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Each of the Blackstone entities described in this footnote and Stephen A. Schwarzman may be deemed to beneficially own the shares directly or indirectly controlled by such Blackstone entities or him, but each disclaims beneficial ownership of such shares. The address of each of the foregoing entities is 345 Park Avenue, 31st Floor, New York, New York 10154.

(8)
Mr. Acconcia is an employee of Blackstone, but he disclaims beneficial ownership of the shares beneficially owned by Blackstone. The address for Mr. Acconcia is c/o The Blackstone Group Inc., 345 Park Avenue, 31st Floor, New York, New York 10154.

(9)
Mr. Konuk is an employee of Blackstone, but he disclaims beneficial ownership of the shares beneficially owned by Blackstone. The address for Mr. Konuk is c/o The Blackstone Group Inc., 345 Park Avenue, 31st Floor, New York, New York 10154.

(10)
Mr. Foley is an employee of Blackstone, but he disclaims beneficial ownership of the shares beneficially owned by Blackstone. The address for Mr. Foley is c/o The Blackstone Group Inc., 345 Park Avenue, 31st Floor, New York, New York 10154.

CORPORATE REORGANIZATION
Vine Energy is a Delaware corporation that was formed for the purpose of making this offering. Following this offering and the transactions related thereto, Vine Energy will be a holding company whose sole material asset will consist of membership interests in Vine Holdings. Vine Holdings will own all of the outstanding limited partnership interests in each of Vine Oil & Gas, Brix and Harvest, the operating subsidiaries through which we operate our assets, and all of the outstanding equity in each of Vine Oil & Gas GP, Brix GP and Harvest GP, the general partners of Vine Oil & Gas, Brix and Harvest, respectively. After the consummation of the transactions contemplated by this prospectus, Vine Energy will be the managing member of Vine Holdings and will control and be responsible for all operational, management and administrative decisions relating to Vine Holdings business and will consolidate the financial results of Vine Holdings and its subsidiaries.
In connection with this offering, (a) the Existing Owners who directly hold equity interests in Vine Oil & Gas, Vine Oil & Gas GP, Brix, Brix GP, Harvest and Harvest GP will contribute such equity interests to Vine Holdings in exchange for newly issued equity in Vine Holdings (the “LLC Interests”), (b) certain of the Existing Owners will contribute a portion of their LLC Interests directly, or indirectly by contribution of Blocker Entities holding LLC Interests, to Vine Energy in exchange for newly issued Class A common stock and will contribute such Class A common stock received to Vine Investment II, Brix Investment II, Harvest Investment II, Vine Investment, Brix Investment or Harvest Investment, as applicable, (c) certain of the Existing Owners will exchange the remaining portion of their LLC Interests for newly issued Vine Units and subscribe for newly issued Class B common stock of Vine Energy with no economic rights or value and will contribute such Vine Units and Class B common stock to Vine Investment, Brix Investment and Harvest Investment, as applicable, and (d) Vine Energy will contribute the net proceeds of this offering to Vine Holdings in exchange for newly issued Vine Units and a managing member interest in Vine Holdings. After giving effect to these transactions and the offering contemplated by this prospectus, (i) Vine Energy will own an approximate 52.5% interest in Vine Holdings (or 54.5% if the underwriters’ option to purchase additional shares is exercised in full), (ii) Vine Investment will own an approximate 24.1% interest in Vine Holdings and 2.1% interest in Vine Energy (or 23.1% and 2.1% if the underwriters’ option to purchase additional shares is exercised in full), (iii) Brix Investment will own an approximate 23.1% interest in Vine Holdings and 2.1% interest in Vine Energy (or 22.1% and 2.0% if the underwriters’ option to purchase additional shares is exercised in full), (iv) Harvest Investment will own an approximate 0.3% interest in Vine Holdings and less than 0.1% interest in Vine Energy (or 0.3% and less than 0.1% if the underwriters’ option to purchase additional shares is exercised in full), (v) Vine Investment II will own an approximate 14.3% interest in Vine Energy (or 13.8% if the underwriters’ option to purchase additional shares is exercised in full), (vi) Brix Investment II will own an approximate 9.8% interest in Vine Energy (or 9.4% if the underwriters’ option to purchase additional shares is exercised in full), and (vii) Harvest Investment II will own an approximate 0.2% interest in Vine Energy (or 0.1% if the underwriters’ option to purchase additional shares is exercised in full).
Each share of Class B common stock will entitle its holder to one vote on all matters to be voted on by shareholders. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. We do not intend to list Class B common stock on any stock exchange.
We will enter into a Tax Receivable Agreement with Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II. This agreement generally provides for the payment by Vine Energy to Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II, respectively, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Vine Energy (a) actually realizes with respect to taxable periods ending after December 31, 2025 or (b) is deemed to realize in the event of a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Vine Energy board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (i) the tax basis increases resulting from the exchange of Vine Units and the corresponding surrender of an equivalent number of shares of Class B common stock by Vine Investment, Brix Investment and Harvest Investment, respectively, for a number of shares of Class A common stock on a one-for-one basis or, at our option, the receipt of an equivalent amount of cash pursuant to the exchange agreement, (ii) certain existing net operating loss carryforwards, disallowed interest expense carryforwards under Section 163(j) of the Code, and tax credit carryforwards attributable to the Blocker Entities previously owned by certain of the Existing Owners, and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Vine Energy will retain the benefit of the remaining 15% of these cash savings, if any. If we experience a change of control or the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” contains more information.
The following diagrams indicate our simplified current ownership structure and our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters’ option to purchase additional shares is not exercised):
Simplified Current Ownership Structure

(1)
Blackstone owns 99.3% of Vine Oil & Gas GP, 97.0% of Brix GP and 94.2% of Harvest GP. Blackstone holds its ownership in Vine Oil & Gas through funds separate from the funds in which it holds its ownership in Brix and Harvest, which are not consolidated by a common parent. Therefore, Vine Oil & Gas is not considered under common control with Brix GP and Harvest GP for financial reporting purposes.

(2)
Certain Management Members own 0.7% of Vine Oil & Gas GP, 3.0% of Brix GP and 5.8% of Harvest GP.

Simplified Ownership Structure After Giving Effect to this Offering

(1)
Includes Vine Investment, Brix Investment and Harvest Investment, which includes the respective amount of Class A common stock purchased in this offering.

(2)
Includes Vine Investment II, Brix Investment II and Harvest Investment II, which includes the respective amount of Class A common stock purchased in this offering.

(3)
Vine Holdings owns 100% of Brix GP, Harvest GP and Vine Oil & Gas GP. Brix GP is the general partner of Brix, Harvest GP is the general partner of Harvest and Vine Oil & Gas GP is the general partner of Vine Oil & Gas.

Offering
Only Class A common stock will be sold to investors pursuant to this offering. Immediately following this offering, there will be 37,806,386 shares of Class A common stock issued and outstanding and 34,227,870 shares of Class A common stock reserved for exchanges of Vine Units and shares of Class B common stock pursuant to the VEH LLC Agreement. We estimate that our net proceeds from this offering, after deducting estimated underwriting discounts and commissions and other offering related expenses, will be approximately $280.8 million. We intend to contribute all of the net proceeds of this offering to Vine Holdings in exchange for Vine Units. Vine Holdings will use approximately $280.8 million to repay our indebtedness. “Use of Proceeds” contains more information.
As a result of the corporate reorganization and the offering described above (and prior to any exchanges of Vine Units):

•
the new investors in this offering will collectively own 17,214,286 shares of Class A common stock (or 20,439,286 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
Vine Investment will hold 1,543,382 shares of Class A common stock, 17,387,013 shares of Class B common stock and a corresponding number of Vine Units;

•
Brix Investment will hold 1,477,229 shares of Class A common stock, 16,639,516 shares of Class B common stock and a corresponding number of Vine Units;

•
Harvest Investment will hold 17,329 shares of Class A common stock, 201,341 shares of Class B common stock and a corresponding number of Vine Units;

•
Vine Investment II will hold 10,318,747 shares of Class A common stock;

•
Brix Investment II will hold 7,085,147 shares of Class A common stock;

•
Harvest Investment II will hold 150,267 shares of Class A common stock;

•
the new investors in this offering will collectively hold 23.9% of the voting power in us; and

•
assuming no exercise of the underwriters’ option to purchase additional shares, (i) Vine Investment will hold 26.3% of the voting power in us (or 25.2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (ii) Brix Investment will hold 25.2% of the voting power in us (or 24.1% if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (iii) Harvest Investment will hold 0.3% of the voting power in us (or 0.3% if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (iv) Vine Investment II will hold 14.3% of the voting power in us (or 13.7% if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (v) Brix Investment II will hold 9.9% of the voting power in us (or 9.4% if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (vi) Harvest Investment II will hold 0.2% of the voting power in us (or 0.2% if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

Holding Company Structure
Our post-offering organizational structure will allow the Vine Unit Holders to retain their equity ownership in Vine Holdings, a partnership for U.S. federal income tax purposes. Investors in this offering will, by contrast, hold their equity ownership in the form of shares of Class A common stock in us, and we are classified as a corporation for U.S. federal income tax purposes. The holders of Vine Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Vine Holdings.
In addition, pursuant to our certificate of incorporation and the VEH LLC Agreement, our capital structure and the capital structure of Vine Holdings will generally replicate one another and will provide for customary antidilution mechanisms in order to maintain the one-for-one exchange ratio between the Vine Units (and a corresponding number of shares of Class B common stock) and our Class A common stock, among other things.
We and the Vine Unit Holders will generally incur U.S. federal, state and local income taxes on our proportionate share of any taxable income of Vine Holdings and will be allocated our proportionate share of any taxable loss of Vine Holdings. The VEH LLC Agreement will provide, to the extent cash is available, for distributions pro rata to us and the Vine Unit Holders in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement.
We do not expect to declare or pay cash dividends to holders of our Class A common stock for the foreseeable future. However, to the extent our free cash flow generation results in a decrease in our overall leverage in the future, we may revisit our dividend policy.
We will enter into a Tax Receivable Agreement with Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II. This agreement generally provides for the payment by Vine Energy to Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II, respectively, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Vine Energy (a) actually realizes with respect to taxable periods ending after December 31, 2025 or (b) is deemed to realize in the event of a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Vine Energy board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (i) the tax basis increases resulting from the exchange of Vine Units and the corresponding surrender of an equivalent number of shares of Class B common stock by Vine Investment, Brix Investment and Harvest Investment, respectively, for a number of shares of Class A common stock on a one-for-one basis or, at our option, the receipt of an equivalent amount of cash pursuant to the exchange agreement, (ii) certain existing net operating loss carryforwards, disallowed interest expense carryforwards under Section 163(j) of the Code, and tax credit carryforwards attributable to the Blocker Entities previously owned by certain of the Existing Owners, and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Vine Energy will retain the benefit of the remaining 15% of these cash savings, if any. If we experience a change of control or the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment. “Certain Relationships and Related Party Transactions — Tax Receivable Agreement” contains more information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Corporate Reorganization
In connection with our corporate reorganization, we will engage in transactions with certain affiliates and our existing equity holders. “Corporate Reorganization” contains a description of these transactions.
VEH LLC Agreement
Under the VEH LLC Agreement, we will have the right to determine when distributions will be made to us and the Vine Unit Holders and the amount of any such distributions. Following this offering, if we authorize a distribution, such distribution will be made to the Vine Unit Holders and us on a pro rata basis in accordance with our respective percentage ownership of Vine Units.
We and the Vine Unit Holders will generally incur U.S. federal, state and local income taxes on our proportionate share of any taxable income of Vine Holdings and will be allocated our proportionate share of any taxable loss of Vine Holdings. Net profits and net losses of Vine Holdings generally will be allocated to us and the Vine Unit Holders on a pro rata basis in accordance with our respective percentage ownership of Vine Units, except that certain non-pro rata adjustments will be required to be made to reflect built-in gains and losses and tax depreciation, depletion and amortization with respect to such built-in gains and losses. The VEH LLC Agreement will provide, to the extent cash is available, for pro rata tax distributions to us and the Vine Unit Holders in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement.
The VEH LLC Agreement will provide that, except as otherwise determined by us, at any time we issue a share of our Class A common stock or any other equity security other than pursuant to an incentive plan, the net proceeds received by us with respect to such issuance, if any, shall be concurrently contributed to Vine Holdings, and Vine Holdings shall issue to us one Vine Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, Vine Holdings shall redeem, repurchase or otherwise acquire an equal number of Vine Units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.
Under the VEH LLC Agreement, the members have agreed that Blackstone and/or one or more of its affiliates will be permitted to engage in business activities or invest in or acquire businesses which may compete with our business or do business with any client of ours.
Vine Holdings will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets, (ii) approval of its dissolution by the managing member, and a vote in favor of dissolution by at least two-thirds of the holders of its Class B units or (iii) entry of a judicial order to dissolve the company. Upon dissolution, Vine Holdings will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Vine Holdings, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of Vine Units owned by each of them.
Exchange Agreement
We will enter into an exchange agreement with Vine Investment, Brix Investment, Harvest Investment and Vine Holdings pursuant to which each Vine Unit Holder signatory thereto (and certain permitted transferees thereof) may, subject to the terms of the exchange agreement, exchange their Vine Units, along with a corresponding number of our Class B common stock, for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. At our election we may give the exchanging Vine Unit Holders cash in an amount equal to the value of such Class A common stock instead of shares of Class A common stock. The exchange agreement also provides that Vine Unit Holders will not have the right to exchange Vine Units if Vine Energy determines that such exchange would be prohibited by law or regulation or would violate other agreements with Vine Energy or its subsidiaries to which such holder may be subject. Vine Energy may impose additional restrictions on any exchange that it determines to be necessary or advisable so that Vine Holdings is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. As a holder exchanges Vine Units, along with a corresponding number of shares of Class B common stock, for shares of Class A common stock, the number of Vine Units held by Vine Energy is correspondingly increased as it acquires the exchanged Vine Units. In accordance with the exchange agreement, any holder who surrenders all of its Vine Units for exchange must concurrently surrender all shares of Class B common stock held by it (including fractions thereof) to Vine Energy.
Tax Receivable Agreement
As described in “— Exchange Agreement” above, the Vine Unit Holders (and their permitted transferees) may exchange their Vine Units, along with a corresponding number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or, at our election, an equivalent amount of cash. Vine Holdings intends to make an election under Section 754 of the Code that will be effective for the taxable year that includes this offering and each taxable year in which an exchange of Vine Units, along with a corresponding number of our Class B common stock, for, on a one-for-one basis, shares of Class A common stock or, at our election, an equivalent amount of cash pursuant to the Exchange Right occurs.
Pursuant to the Section 754 election, each future exchange of Vine Units, along with a corresponding number of our Class B common stock, for Class A common stock (as well as any exchange of Vine Units, along with a corresponding number of our Class B common stock, for cash) is expected to result in increases in the tax basis of the tangible and intangible assets of Vine Holdings, and these adjustments will be allocated to us. Adjustments to the tax basis of the tangible and intangible assets of Vine Holdings described above would not have been available absent these exchanges of Vine Units, along with a corresponding number of our Class B common stock. The anticipated basis adjustments are expected to increase (for tax purposes) our depreciation, depletion and amortization deductions and may also decrease our gains (or increase our losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets In addition, we have acquired certain tax attributes attributable to the Blocker Entities previously owned by certain of the Existing Owners. Such increased deductions and losses and reduced gains, as well as such tax attributes, may reduce the amount of tax that we would otherwise be required to pay in the future.
Prior to the completion of this offering, we will enter into a Tax Receivable Agreement with Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II. This agreement generally provides for the payment by Vine Energy to Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II, respectively, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Vine Energy (a) actually realizes with respect to taxable periods ending after December 31, 2025 or (b) is deemed to realize in the event of a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Vine Energy board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (i) the tax basis increases resulting from the exchange of Vine Units and the corresponding surrender of an equivalent number of shares of Class B common stock by Vine Investment, Brix Investment and Harvest Investment, respectively, for a number of shares of Class A common stock on a one-for-one basis or, at our option, the receipt of an equivalent amount of cash pursuant to the exchange agreement, (ii) certain existing net operating loss carryforwards, disallowed interest expense carryforwards under Section 163(j) of the Code, and tax credit carryforwards attributable to the Blocker Entities previously owned by certain of the Existing Owners, and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Vine Energy will retain the benefit of the remaining 15% of these cash savings, if any. If we experience a change of control or the Tax Receivable Agreement terminates early, we could be required to make a substantial, immediate lump-sum payment.
The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Vine Holdings, and we expect that the payments we will make under the Tax Receivable Agreement will be substantial. For purposes of the Tax Receivable Agreement, cash savings in tax generally will be calculated by comparing our actual tax liability to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments, under the Tax Receivable Agreement are dependent upon future events and assumptions, including the timing of the exchanges of Vine Units, along with a corresponding number of our Class B common stock, the price of our Class A common stock at the time of each exchange, the extent to which such exchanges are taxable transactions, the amount of the exchanging Vine Unit Holder’s tax basis in its Vine Units at the time of the relevant exchange, the depreciation, depletion and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future, the U.S. federal income tax rate then applicable, and the portion of Vine Energy’s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable, depletable or amortizable tax basis. The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all such tax benefits have been utilized or have expired, and all required payments have been made, unless the Tax Receivable Agreement is terminated early (including upon a change of control or if we exercise our right to terminate the Tax Receivable Agreement). In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence until 2028 at the earliest (with respect to the tax year 2026).
Estimating the amount of payments that may be made under the Tax Receivable Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual increase in tax basis, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of the exchanges, the price of Class A common stock at the time of each exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable, and the portion of our payments under the Tax Receivable Agreement constituting imputed interest or depreciable, depletable or amortizable tax basis. We expect that the payments that we will be required to make under the Tax Receivable Agreement could be substantial.
Assuming no material changes in the relevant tax law, we expect that if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment would be approximately $179 million (calculated using a discount rate equal to a per annum rate of LIBOR plus 100 basis points, applied against an undiscounted liability of approximately $208 million). The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to these estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to us by Vine Holdings are not sufficient to permit us to make payments under the Tax Receivable Agreement after we have paid our taxes and other obligations. The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Vine Holdings or us.
In addition, although we are not aware of any issue that would cause the Internal Revenue Service (“IRS”) to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the holders of rights under the Tax Receivable Agreement will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.
The Tax Receivable Agreement will provide that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers or other changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), failure to honor any other material obligation under it or by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the United States Bankruptcy Code or otherwise, then all of our payment and other obligations under the Tax Receivable Agreement will be accelerated and will become due and payable applying the same assumptions described above. Such payments could be substantial and could exceed our actual cash tax savings under the Tax Receivable Agreement.
Additionally, if we experience a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Vine Energy board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach), we could be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (calculated using a discount rate equal to a per annum rate of LIBOR plus 100 basis points). The calculation of the hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the sufficiency of taxable income to fully utilize the tax benefits, (ii) any Vine Units (other than those held by us) outstanding on the termination date are exchanged on the termination date and (iii) the utilization of certain loss carryovers.
Any payment upon a change of control or early termination may be made significantly in advance of the actual realization of the future tax benefits to which the payment obligation relates. Accordingly, our ability to use the tax benefits covered by the Tax Receivable Agreement may be significantly delayed, and such tax benefits may expire before we are able to utilize them. Except in the event of a change of control transaction or an early termination, we will not be obligated to make a payment under the Tax Receivable Agreement with respect to any tax benefits that we are unable to utilize. However, if we experience a change of control or the Tax Receivable Agreement is terminated early, the assumptions required to be made under the Tax Receivable Agreement in calculating our obligation include the sufficiency of taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement. As a result, in these circumstances, we could be required to make an immediate lump-sum payment under the Tax Receivable Agreement even though our ability to recognize any related realized cash tax savings is uncertain. Accordingly, the immediate lump-sum payment could significantly exceed our actual cash tax savings to which such payment relates. The holders of rights under the Tax Receivable Agreement will not reimburse us for any portion of such payment if we are unable to utilize any of the tax benefits that give rise to such payment.
In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, as discussed above, if we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated lump-sum payment would be approximately $179 million. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.
Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange of Vine Units, along with a corresponding number of shares of our Class B common stock, may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before an exchange of Vine Units, along with a corresponding number of shares of our Class B common stock, may increase the Vine Energy Investment Vehicles’ tax liability without giving rise to any rights of the Vine Energy Investment Vehicles to receive payments under the Tax Receivable Agreement.
Payments generally will be due under the Tax Receivable Agreement within 5 days following the finalization of the schedule with respect to which the payment obligation is calculated, although interest on such payments will begin to accrue from the due date (without extensions) of such tax return. To the extent that we are unable to make payments under the Tax Receivable Agreement when due, such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of LIBOR plus 500 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of LIBOR plus 100 basis points if we are unable to make such payment as a result of limitations imposed by existing credit agreements.
Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Vine Holdings to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement; this ability, in turn, may depend on the ability of Vine Holdings’ subsidiaries to make distributions to it. The ability of Vine Holdings, its subsidiaries and equity investees to make such distributions will be subject to, among other things, the applicable provisions of Delaware law that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Vine Holdings and/or its subsidiaries and equity investees.
The form of the Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.
Historical Transactions with Affiliates
Management Services Agreement
Each of Vine Oil & Gas, Brix and Harvest entered into a separate management services agreement (each a “MSA”, and together, the “MSAs”) with its wholly owned subsidiary, Vine Management Services LLC (“VMS”), pursuant to which VMS agreed to provide personnel to manage and develop Vine Oil & Gas’s, Brix’s and Harvest’s assets and conduct certain operational, technical and administrative services. The MSAs have indefinite terms but may be terminated under certain circumstances, including upon Vine Oil & Gas’s, Brix’s or Harvest’s failure to perform any of their material obligations. The management fee under the MSAs is determined based on the direct and allocable portion of VMS’ actual out-of-pocket expenses attributable to Vine Oil & Gas (plus 2%), Brix (plus 2%) or Harvest (plus 2%), as applicable, and is paid monthly. The management fee for both 2020 and 2019 for Vine Oil & Gas was $0.4 million and for Brix and Harvest was $0.2 million, which each of is included within general and administrative expenses in the respective audited consolidated statements of operations. VMS also provides management services to other entities, as described in “— Other Historical Arrangements” below.
Advisory Agreements
Each of Vine Oil & Gas, Brix and Harvest entered into a separate advisory agreement (each an “Advisory Agreement”, and together, the “Advisory Agreements”) with Vintner Resources, LLC (“Vintner Resources”) and Blackstone Management Partners L.L.C. (“BMP,” and together with Vintner Resources, the “Advisors”) pursuant to which the Advisors and their affiliates agreed to provide advisory and consulting services to Vine Oil & Gas, Brix and Harvest. Vintner Resources is indirectly controlled by Eric D. Marsh, our president and chief executive officer. The advisory and consulting services may include advice regarding financings and relationships with lenders and bankers; advice regarding the selection, retention and supervision of independent auditors, outside legal counsel, investment bankers and other advisors or consultants; advice regarding environmental, social and governance issues; advice regarding general business strategy and activities; and such other advice as may be reasonably requested by Vine Oil & Gas, Brix or Harvest. The monitoring fee earned by the Advisors under the Advisory Agreements is based on 2% of Vine Oil & Gas, and 1% of Brix and Harvest’s Adjusted EBITDAX, as applicable , as defined in the Advisory Agreements. The monitoring fees for 2020 and 2019 for Vine Oil & Gas were $7.5 million and $7.0 million, respectively, and for Brix and Harvest were $1.4 million and $1.0 million, respectively, and were each included in monitoring fees in the respective audited consolidated statements of operations. The Advisory Agreements will terminate upon the consummation of this offering.
Blackstone
Our predecessor was formed in 2014 in connection with an equity contribution by Blackstone. The limited partnership agreement of our predecessor provides for a number of different classes of units, which are owned by Blackstone and certain members of management.

Pursuant to Vine Oil & Gas Parent LP’s limited partnership agreement, Vine Oil & Gas Parent LP, Vintner Resources and Blackstone entered into an area of mutual interest agreement (the “AMI Agreement”) pursuant to which the limited partners agreed to refrain from pursuing investments in unconventional shale opportunities and other related rights, assets and interests in the Haynesville and Mid-Bossier formations in northern Louisiana, subject to certain exceptions. The AMI Agreement terminated in accordance with its terms on November 28, 2019.
As of December 31, 2020, Blackstone owned $50.0 million aggregate principal amount of the 8.75% Notes.
Additionally, Blackstone Advisory Partners L.P., an affiliate of Blackstone, acted as an initial purchaser in the offering of our 8.75% Notes and earned $0.7 million from the proceeds of the offering. As part of the issuance of the 9.75% Notes in October 2018, we paid Blackstone $63.8 million aggregate TLB principal plus accrued and unpaid interest. We paid $0.5 million to Blackstone for advisory services in connection with the placement of the 9.75% Notes.
In July 2020, a committee of independent members from our Board approved a $30 million distribution to Vine Oil & Gas Parent LP, a wholly owned subsidiary of Blackstone and certain members of management. The distribution was made immediately following such approval with funds originating from an RBL draw made at the end of June 2020.
In December 2020, we entered into the Second Lien Term Loan and used the proceeds to repay the aggregate principal amount of loans outstanding under the Superpriority Facility in connection with the entry into the amendment to and extension of the RBL. In conjunction with the issuance of the Second Lien Term Loan we paid Blackstone $0.9 million in financing fees.
Stockholders’ Agreement
In connection with this offering, we will enter into a stockholders’ agreement with Blackstone, which will provide Blackstone with the right to designate or nominate a majority of the members of our board of directors so long as it and its affiliates collectively beneficially own more than 50% of the outstanding shares of our common stock. When Blackstone and its affiliates collectively beneficially own less than 50% of the outstanding shares of our common stock, Blackstone will have the right to generally designate or nominate a proportional number of directors to our board of directors until it and its affiliates collectively beneficially own less than 5% of the outstanding shares of our common stock.
Registration Rights Agreement
In connection with the closing of this offering, we will enter into a registration rights agreement with Vine Investment, Vine Investment II, Brix Investment, Brix Investment II, Harvest Investment and Harvest Investment II granting registration rights to certain of the Existing Owners, through their ownership in Vine Investment, Vine Investment II, Brix Investment, Brix Investment II, Harvest Investment and Harvest Investment II. Under the registration rights agreement, we will agree to register the sale of shares of our Class A common stock held by Vine Investment, Vine Investment II, Brix Investment, Brix Investment II, Harvest Investment and Harvest Investment II under certain circumstances and to provide such stockholders with certain customary demand, piggyback and block trade rights.
Procedures for Approval of Related Party Transactions
Prior to the closing of this offering, we have not maintained a policy for approval of Related Party Transactions. A “Related Party Transaction” is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any Related Person had, has or will have a direct or indirect material interest. A “Related Person” means:
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any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

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any person who is known by us to be the beneficial owner of more than 5% of our common stock;

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any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5% of our common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5% of our common stock; and

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any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

We anticipate that our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, we expect that our audit committee will review all material facts of all Related Party Transactions.

DESCRIPTION OF CAPITAL STOCK
Upon completion of this offering the authorized capital stock of Vine Energy will consist of 350,000,000 shares of Class A common stock, $0.01 par value per share, of which 37,806,386 shares will be issued and outstanding, 150,000,000 shares of Class B common stock, $0.01 par value per share, of which 34,227,870 shares will be issued and outstanding and 50,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.
The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Vine Energy does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by our stockholders generally. The holders of our Class A common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class A common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
All shares of our Class A common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable. The Class A common stock will not be subject to further calls or assessments by us. Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock. The rights powers, preferences and privileges of our Class A common stock will be subject to those of the holders of any shares of our preferred stock or any other series or class of stock we may authorize and issue in the future.
Class B Common Stock
Each share of Class B common stock will entitle its holder to one vote on all matters to be voted on by shareholders generally. If at any time the ratio at which Vine Units are exchangeable for shares of our Class A common stock changes from one-for-one as described under “Certain Relationships and Related Person Transactions — Exchange Agreement,” for example, as a result of a conversion rate adjustment for stock splits, stock dividends or reclassifications, the number of votes to which Class B common stockholders are entitled will be adjusted accordingly. The holders of our Class B common stock do not have cumulative voting rights in the election of directors.
Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law.
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon a liquidation, dissolution or winding up of Vine Energy.
Any holder of Class B common stock that does not also hold Vine Units is required to surrender any such shares of Class B common stock (including fractions thereof) to Vine Energy.

Preferred Stock
No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our Class A or Class B common stock. Our board of directors is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:
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the designation of the series

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the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

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whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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the dates at which dividends, if any, will be payable;

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the redemption or repurchase rights and price or prices, if any, for shares of the series;

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the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

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the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

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whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

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restrictions on the issuance of shares of the same series or of any other class or series; and

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the voting rights, if any, of the holders of the series.

Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of our board of directors.
We currently do not pay a cash dividend to holders of our Class A common stock and certain of our debt agreements place certain restrictions on our ability to pay cash dividends on our Class A common stock. “Dividend Policy” includes additional information. However to the extent our free cash flow generation results in a decrease in our overall leverage in the future, we may revisit our dividend policy and declare cash dividends on our Class A common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of our board of directors and will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we will only be able to pay dividends from funds we receive from our subsidiaries. In addition, our ability to pay dividends will be limited by covenants in our existing indebtedness and may be limited by the agreements governing other indebtedness we or our subsidiaries incur in the future. “Dividend Policy” contains more information.
Annual Stockholder Meetings
Our amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by our board of directors. To the extent permitted under applicable law, we may conduct meetings by remote communications, including by webcast.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of the NYSE, which would apply so long as our Class A common stock remains listed on the NYSE, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of our capital stock or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.
Our board of directors may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of the company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.
One of the effects of the existence of authorized and unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.

Delaware Law
We will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:
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the transaction is approved by the board of directors before the date the interested shareholder attained that status;

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upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Removal of Directors; Vacancies and Newly Created Directorships
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation provides that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Blackstone and its affiliates beneficially own in the aggregate, less than 30% of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors, directors may only be removed for cause, and only upon the affirmative vote of holders of at least 662/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted under the stockholders’ agreement with Blackstone, any vacancies on our board of directors, and any newly created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% of voting power of the stock of the company entitled to vote generally in the election of directors, any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring in the board of directors may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director (and not by the stockholders).
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.
Special Stockholder Meetings
Our amended and restated certificate of incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, at any time when Blackstone and its affiliates beneficially own, in the aggregate, at least 30% in voting power of the stock entitled to vote generally in the election of directors, special meetings of our stockholders shall also be called by the board of directors or the chairman of the board of directors at the request of Blackstone and its affiliates. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of the company.

Director Nominations and Stockholder Proposals
Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions will not apply to Blackstone and its affiliates so long as the stockholders’ agreement remains in effect. Our amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of the company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent at any time when Blackstone and its affiliates own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors.
Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Blackstone and its affiliates beneficially own, in the aggregate, at least 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition or repeal of our bylaws by our stockholders requires the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting and entitled to vote on such amendment, alteration, rescission or repeal. At any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, any amendment, alteration, rescission or repeal of our bylaws by our stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation provides that at any time when Blackstone and its affiliates beneficially own, in the aggregate, less than 30% in voting power of our stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power all the then outstanding shares of our stock entitled to vote thereon, voting together as a single class:
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the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

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the provisions providing for a classified board of directors (the election and term of our directors);

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the provisions regarding resignation and removal of directors;

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the provisions regarding competition and corporate opportunities;

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the provisions regarding entering into business combinations with interested stockholders;

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the provisions regarding stockholder action by written consent;

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the provisions regarding calling special meetings of stockholders;

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the provisions regarding filling vacancies on our board of directors and newly-created directorships;

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the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and

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the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of us or our management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of our company. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation provides that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or employee of our company to our company or our company’s stockholders, (iii) action asserting a claim against our company or any director or officer of our company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) action asserting a claim against our company governed by the internal affairs doctrine. Notwithstanding the foregoing sentence, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under U.S. federal securities laws, including the Securities Act and the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of our company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, neither Blackstone nor its respective affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that Blackstone or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation does not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s or officer’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.
Our amended and restated bylaws generally provide that we must defend, indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Indemnification Agreements
We intend to enter into an indemnification agreement with each of our directors and executive officers as described in “Certain Relationships and Related Person Transactions — Indemnification Agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock will be American Stock Transfer & Trust Company, LLC.
Listing
We have been approved to list our Class A common stock on the NYSE under the symbol “VEI.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.
Sales of Restricted Shares
Upon completion of this offering, we will have outstanding an aggregate of 37,806,386 shares of Class A common stock. Of these shares, all of the 21,500,000 shares of Class A common stock to be sold in this offering (or 24,725,000 shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.
In addition, subject to certain limitations and exceptions, pursuant to the terms of the exchange agreement, the Vine Unit Holders will each have the right to exchange all or a portion of their Vine Units, along with a corresponding number of shares of Class B common stock, for Class A common stock at an exchange ratio of one share of Class A common stock for each Vine Unit (and corresponding share of Class B common stock) exchanged, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications or, at our election, an equivalent amount of cash. “Certain Relationships and Related Party Transactions — Exchange Agreement” contains additional information. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 described below. However, upon the closing of this offering, we intend to enter into a registration rights agreement with the entities that comprise the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles that will require us to register under the Securities Act shares of Class A common stock owned by the entities that comprise the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles. “Certain Relationships and Related Party Transactions — Registration Rights Agreement” contains additional information.
As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:
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no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

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54,819,971 shares will be eligible for sale upon the expiration of the lock-up agreements beginning 180 days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements
We, the entities that comprise the Vine Energy Investment Vehicles, the Vine Energy Investment II Vehicles and all of our directors and executive officers have agreed not to sell any Class A common stock or securities convertible into or exchangeable for shares of Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. “Underwriting (Conflicts of Interest)” contains a description of these lock-up agreements.
Rule 144
In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non- affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE, as applicable, during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.
Rule 701
In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Stock Issued Under Employee Plans
We intend to file a registration statement on Form S-8 under the Securities Act to register shares of Class A common stock issuable under our long-term incentive plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.
Registration Rights
We expect to enter into a registration rights agreement with the entities that comprise the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles, which will require us to file and effect the registration of our Class A common stock held thereby (and by certain of their affiliates) in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. “Certain Relationships and Related Party Transactions —  Registration Rights” contains additional information regarding the registration rights agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below) that acquires such Class A common stock pursuant to this offering and that holds such Class A common stock as a “capital asset” (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:
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banks, insurance companies or other financial institutions;

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tax-exempt or governmental organizations;

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qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund) or any other person that is subject to special rules or exemptions under the Foreign Investment in Real Property Tax Act;

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dealers in securities or foreign currencies;

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persons whose functional currency is not the U.S. dollar;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

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persons subject to the alternative minimum tax;

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partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

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persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

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certain former citizens or long-term residents of the United States; and

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persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction, wash sale or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined
For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.
Distributions
As described in the section entitled “Dividend Policy,” we currently do not pay a cash dividend to holders of our Class A common stock and certain of our debt agreements place certain restrictions on our ability to pay cash dividends on our Class A common stock. “Dividend Policy” includes additional information. However to the extent our free cash flow generation results in a decrease in our overall leverage in the future, we may revisit our dividend policy and declare cash dividends on our Class A common stock. In the event we do make distributions of cash or other property on our Class A common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital, which will reduce the non-U.S. holder’s tax basis in our Class A common stock, until such basis equals zero, and thereafter as capital gain from the sale or exchange of such Class A common stock. “— Gain on Disposition of Class A Common Stock” contains additional information. Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must generally provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.
Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock
Subject to the discussion below under “— Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:
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the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

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the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

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our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holders’ holding period for our Class A common stock.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.
A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If such non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include any effectively connected gain described in the second bullet point above.
Generally, a corporation is a USRPHC if the fair value of its United States real property interests equals or exceeds 50% of the sum of the fair value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, provided that our common stock is and continues to be regularly traded on an established securities market, only a non-U.S. holder that actually or constructively owns or owned more than 5% of our Class A common stock at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the Class A common stock will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If our Class A common stock were not considered to be regularly traded on an established securities market, such non-U.S. holder (regardless of the percentage of stock owned) would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.
Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.
Backup Withholding and Information Reporting
Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder.
Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).
Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.
Backup withholding is not an additional tax. Rather, the federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.
Additional Withholding Requirements under FATCA
Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder (“FATCA”), impose a 30% withholding tax on any dividends paid on our Class A common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), and subject to the discussion of certain proposed Treasury Regulations below, on the gross proceeds from a sale or other disposition of our Class A common stock, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.
The U.S. Treasury has released proposed Treasury Regulations which, if finalized, would eliminate the federal withholding tax of 30% applicable to the gross proceeds of a sale or other disposition of our Class A common stock. Taxpayers may generally rely on the proposed regulations until final regulations are issued.
INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING (CONFLICTS OF INTEREST)
Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC are acting as representatives, have agreed to purchase, and we have agreed to sell, the number of shares of Class A common stock indicated below:
Name	Number of Shares
Citigroup Global Markets Inc.	3,762,500
Credit Suisse Securities (USA) LLC	3,762,500
Morgan Stanley & Co. LLC	3,762,500
BofA Securities, Inc.	2,150,000
Barclays Capital Inc.	2,150,000
RBC Capital Markets, LLC	2,150,000
Blackstone Securities Partners L.P.	2,150,000
Capital One Securities, Inc.	505,251
KeyBanc Capital Markets Inc.	505,251
MUFG Securities Americas Inc.	505,250
CastleOak Securities, L.P.	24,187
Drexel Hamilton, LLC	24,187
Samuel A. Ramirez & Company, Inc.	24,187
Stern Brothers & Co.	24,187
Total	21,500,000
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares of Class A common stock from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to certain conditions contained in the underwriting agreement including:
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the obligation to purchase all of the shares of Class A common stock offered hereby (other than those shares of Class A common stock covered by their option to purchase additional shares of Class A common stock as described below), if any of the shares of Class A common stock are purchased;

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the representations and warranties made by us to the underwriters are true;

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there is no material change in our business or the financial markets; and

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we deliver customary closing documents to the underwriters.

The Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles agreed to purchase in this offering an aggregate of 4,285,714 shares of Class A Common Stock at the price to the public. The underwriters will not receive any underwriting discounts or commissions on any such sold shares.
The per share price of any shares of Class A common stock sold by the underwriters shall be the public offering price listed on the cover page of this prospectus, in United States dollars, less an amount not greater than the per share amount of the concession to dealers described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.42 a share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 3,225,000 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full based upon an initial offering price of $14.00 per share, the total price to the public would be approximately $346 million, the total underwriters’ discounts and commissions would be approximately $17 million, other offering related expenses payable by Vine of $5.2 million, and the total proceeds to us would be approximately $324 million.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Paid by Us
	No Exercise	Full Exercise
Per Share	$0.70	$0.70
Total(1)	$15,050,000	$17,307,500

(1)
Reflects the purchase by the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles of an aggregate of 4,285,714 shares of Class A Common Stock in this offering, for which the underwriters will not receive any underwriting discounts or commissions.

We estimate that the expenses of the offering, not including underwriting discounts and commissions, will be approximately $5.2 million.
In addition to the underwriting discounts and commissions to be paid by us, we have agreed to reimburse the underwriters for certain of their out-of-pocket expenses incurred in connection with this offering, including, among other things, the reasonable fees and disbursements of counsel for the underwriters in connection with (a) the registration and delivery of the Class A common stock in this offering and (b) any required review of the offering by FINRA (including any filing fees in connection therewith), in an amount not greater than $30,000.
We have been approved to list our Class A common stock on the NYSE under the symbol “VEI.”
We, all of our directors and officers and each of the Vine Energy Investment Vehicles and the Vine Energy Investment II Vehicles have agreed that, without the prior written consent of Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC, and subject to certain exceptions, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:
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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock beneficially owned or any securities so owned that are convertible into or exercisable or exchangeable for our capital stock;

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enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the our capital stock;

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establish or increase a put equivalent position or liquidate or decrease a call equivalent position in shares of our capital stock;

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file any registration statement with the SEC relating to the offering of any shares of capital stock or any securities convertible into or exercisable or exchangeable for our capital stock; or

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publicly disclose the intention to do any of the foregoing,

whether any such transaction described above is to be settled by delivery of our capital stock or such other securities, in cash or otherwise. The restrictions described in this paragraph shall not apply to, among others, the sale of shares to the underwriters pursuant to the underwriting agreement.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Class A common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A common stock, the underwriters may bid for, and purchase, shares of Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
The offering of the Class A common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price is determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be the information set forth in this prospectus, our history and prospects, the history of and prospects for our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, certain financial and operating information of companies engaged in activities similar to ours and other factors deemed relevant by the underwriters and us. The estimated initial public offering price range set forth on the cover page of the preliminary prospectus is subject to change as a result of market conditions and other factors.
Conflicts of Interest
Each of Credit Suisse Securities (USA) LLC and Morgan Stanley & Co. LLC is a lender under the RBL and, as such, is expected to receive in excess of 5% of the offering proceeds. Furthermore, affiliates of Blackstone Securities Partners L.P. will own in excess of 10% of our issued and outstanding Class A common stock. Because each of Credit Suisse Securities (USA) LLC, Morgan Stanley & Co. LLC and Blackstone Securities Partners L.P. is an underwriter in this offering, it is deemed to have a “conflict of interest” under Rule 5121. Accordingly, this offering is being made in compliance with the requirements of Rule 5121. Due to certain of these conflicts of interest, Rule 5121 requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. Citigroup Global Markets Inc. has agreed to act as a qualified independent underwriter for this offering. Citigroup Global Markets Inc. will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify Citigroup Global Markets Inc. against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act.
In addition, the underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. One or more of the underwriters and their respective affiliates has in the past performed commercial banking, investment banking and/or advisory services for us or our affiliates from time to time for which they may have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us or our affiliates in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments or those of our affiliates.
Selling Restrictions
Canada
The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non- Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares of our Class A common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:
•
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
United Kingdom
Each underwriter has represented and agreed that:
•
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•
it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Switzerland
The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this document nor any other offering or marketing material relating to the offering, us, or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares of Class A common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of Class A common stock.
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of Class A common stock offered should conduct their own due diligence on the shares of Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of Class A common stock may only be made to persons, or the Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of Class A common stock must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take into account the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate for their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
New Zealand
The shares of Class A common stock offered hereby have not been offered or sold, and will not be offered or sold, directly or indirectly in New Zealand and no offering materials or advertisements have been or will be distributed in relation to any offer of shares of Class A common stock in New Zealand, in each case other than:
•
to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

•
to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

•
to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the shares of Class A common stock before the allotment of those shares (disregarding any amounts payable, or paid, out of money lent by the issuer or any associated person of the issuer); or

•
in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

Hong Kong
The shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares of Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issuance, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended), or the FIEL, has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.

Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person).
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”)
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares of Class A common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

LEGAL MATTERS
The validity of our Class A common stock offered by this prospectus will be passed upon for us by Kirkland & Ellis LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.
EXPERTS
The consolidated financial statements of our predecessor, Vine Oil & Gas LP, as of and for the years ended December 31, 2020 and 2019 included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The financial statements of Vine Energy as of December 31, 2020 and 2019, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration statement. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
The combined financial statements of Brix Oil & Gas LP and Harvest Royalties Holdings LP as of and for the years ended December 31, 2020 and 2019, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
Estimates of our natural gas reserves, related future net cash flows and the present values thereof related to our properties as of December 31, 2020 and 2019 included elsewhere in this prospectus were based upon reserve reports prepared by independent petroleum engineers W.D. Von Gonten & Co. We have included these estimates in reliance on the authority of such firms as experts in such matters.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto and we refer potential investors to the registration statement and the exhibits and schedules filed therewith for further information. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of such contract, agreement or other document and are not necessarily complete. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of our registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Further information on the operation of the Public Reference Room is available by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.
As a result of the offering, we will become subject to full information requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements certified by an independent public accounting firm.

INDEX TO FINANCIAL STATEMENTS
Vine Energy Inc.
Unaudited Pro Forma Condensed Combined Financial Statements as of and for the Year Ended December 31, 2020	E-169
Vine Oil & Gas LP
Audited Financial Statements as of and for the Years Ended December 31, 2020 and 2019	E-181
Brix Oil & Gas Holdings LP and Harvest Royalties Holdings LP
Audited Combined Financial Statements as of and for the Years Ended December 31, 2020 and 2019	E-202
Vine Energy Inc.
Audited Balance Sheets as of December 31, 2020 and 2019	E-219

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Vine Energy Inc., the issuer in this offering (together with its consolidated subsidiaries following the corporate reorganization and the offering described in this prospectus, “Vine” or the “Company”), is a holding company formed to own an interest in, and act as the sole managing member of, Vine Energy Holdings LLC (“Vine Holdings”). Following this offering and the transactions related thereto, Vine Holdings will own all of the outstanding limited partnership interests in each of Vine Oil & Gas LP and its consolidated subsidiaries (“Vine Oil & Gas”), Brix Oil & Gas Holdings LP and its consolidated subsidiaries (“Brix”) and Harvest Royalties Holdings LP and its consolidated subsidiaries (“Harvest”), the operating subsidiaries through which Vine will operate its assets, and all of the outstanding equity in each of Vine Oil & Gas GP LLC (‘Vine Oil & Gas GP”), Brix Oil & Gas Holdings GP LLC (“Brix GP”) and Harvest Royalties Holdings GP LLC (“Harvest GP”), the general partners of Vine Oil & Gas, Brix and Harvest, respectively.
The unaudited pro forma condensed combined balance sheet as of December 31, 2020 (the “pro forma balance sheet”), and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 (the “pro forma statement of operations,” together with the pro forma balance sheet and the corresponding notes hereto, the “pro forma financial statements”) present the pro forma financial statements of the Company after giving effect to the following transactions (collectively, the “Transactions”):
•
the corporate reorganization transactions as described under “Corporate Reorganization;” and

•
the sale by Vine of shares of its Class A common stock pursuant to this offering, based on an initial public offering price of $14.00 per share, and the application of the net proceeds as described under “Use of Proceeds” after deducting estimated underwriting discounts and commissions and other offering related expenses payable by Vine in connection with the offering (for purposes of the pro forma financial statements, the “Offering Transactions”).

The pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” using the assumptions set forth in the notes to the pro forma financial statements. The pro forma financial statements have been adjusted to include transaction accounting adjustments in accordance with GAAP, linking the effects of the Transactions to the historical consolidated financial statements of Vine Oil & Gas, the accounting predecessor to the Company, and the historical combined financial statements of Brix and Harvest (collectively, the “Brix Companies”), the entities acquired by Vine Oil & Gas in the merger as described below.
As part of the corporate reorganization transactions described under “Corporate Reorganization,” the Existing Owners who prior to the completion of the corporate reorganization (as defined elsewhere in this prospectus) directly hold equity interests in Vine Oil & Gas, Vine Oil & Gas GP, Brix, Brix GP, Harvest and Harvest GP will contribute such equity interests to Vine Holdings in exchange for newly issued equity in Vine Holdings (the “LLC Interests”) (for purposes of the pro forma financial statements, the “merger”). For purposes of effecting the merger, Vine Oil & Gas and Brix were not considered to be entities under common control for financial reporting purposes, whereas Brix and Harvest were considered to be entities under common management for reporting purposes. Accordingly, Vine Oil & Gas has been identified as the accounting acquirer of the Brix Companies. The merger will be accounted for as a business combination under the acquisition method in accordance with Accounting Standards Codification 805, Business Combinations (“ASC 805”). Under the acquisition method, Vine Oil & Gas will record the assets acquired and liabilities assumed from the Brix Companies at their respective fair values at the acquisition date.
As of the date of this prospectus, management has used currently available information to determine preliminary fair value estimates for the consideration to be received by the Brix Companies upon the consummation of the merger (the “merger consideration”) and the preliminary allocation to the assets acquired and liabilities assumed from the Brix Companies. The merger consideration has been determined based on the initial public offering price of $14.00 per share.
The assumptions and estimates used to determine the preliminary purchase price allocation and fair value adjustments are described in the notes to the pro forma financial statements. The final determination of the fair value of the Brix Companies’ assets and liabilities will be based on the actual net tangible and intangible assets and liabilities of the Brix Companies that exist as of the closing date of the merger and, therefore, cannot be made prior to its completion.
The pro forma financial statements have been prepared from the respective historical consolidated financial statements of Vine Oil & Gas and the historical combined financial statements of the Brix Companies, adjusted to give pro forma effect to the Transactions. The pro forma statement of operations for the year ended December 31, 2020, combine the historical consolidated statements of operations of Vine Oil & Gas and the historical combined statements of operations of the Brix Companies, giving effect to the Transactions as if they had been consummated on January 1, 2020. The pro forma balance sheet combines the historical consolidated balance sheet of Vine Oil & Gas and the historical combined balance sheet of the Brix Companies as of December 31, 2020, giving effect to the Transactions as if they had been consummated on December 31, 2020.
The pro forma financial statements are presented to reflect the Transactions and do not represent what Vine’s financial position or results of operations would have been had the Transactions occurred on the dates noted above, nor do they project the financial position or results of operations of the Company following the Transactions. The transaction accounting adjustments are based on available information and certain assumptions that management believes are factually supportable and are expected to have a continuing impact on Vine’s results of operations with the exception of certain non-recurring charges to be incurred in connection with the Transactions, as further described below. In the opinion of management, all adjustments necessary to present fairly the pro forma financial statements have been made.
Vine anticipates that certain non-recurring charges will be incurred in connection with the Corporate Reorganization. Any such charge could affect the future results of the Company in the period in which such charges are incurred; however, these costs are not expected to be incurred in any period beyond 12 months from the effective date of the merger, which is expected to close the same day as the effective date of the Offering Transactions. Accordingly, the pro forma statement of operations for the year ended December 31, 2020 reflects the effects of these non-recurring charges, $0.1 million of which is included in the historical balance sheet of Vine Oil & Gas as of December 31, 2020, and none of which is included in the historical balance sheet of the Brix Companies as of December 31, 2020.
As a result of the foregoing, the Transaction Accounting Adjustments are preliminary and subject to change as additional information becomes available and additional analysis is performed. The transaction accounting adjustments have been made solely for the purpose of providing the pro forma financial statements presented below. Any increases or decreases in the fair values of assets acquired and liabilities assumed upon completion of the final valuation related to the merger will result in adjustments to the pro forma balance sheet and if applicable, the pro forma statement of operations. The final purchase price allocation and the transaction accounting adjustments described herein may be materially different than the preliminary amounts reflected in the pro forma financial statements herein.
The pro forma financial statements should be read together with “Corporate Reorganization,” “Use of Proceeds,” “Capitalization,” “Selected Historical and Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” and the historical financial statements and related notes thereto of Vine Oil & Gas and the Brix Companies included elsewhere in this prospectus.

VINE ENERGY INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of December 31, 2020
	Historical		Transaction Accounting Adjustments				Vine Pro Forma
	Vine Oil & Gas	Brix Companies	Corporate Reorganization		Offering Transactions
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$15,517	$17,660	$—		$—	(h)	$33,177
Accounts receivable	77,129	15,968	(4,301)	(a)	—		88,796
Accounts receivable from affiliates	—	21,581	(21,581)	(a)	—		—
Joint interest billing receivables	18,280	6,831	(7,480)	(a)	—		17,631
Prepaid and other	3,626	39	(39)	(a)	—		3,626
Total current assets	114,552	62,079	(33,401)		—		143,230
Natural gas properties (successful efforts):
Proved	2,722,419	463,045	(109,769)	(a)(b)(c)(d)	—		3,075,695
Unproved	—	—	95,850	(b)	—		95,850
Accumulated depletion	(1,380,065)	(191,837)	191,837	(b)			(1,380,065)
Total natural gas properties, net	1,342,354	271,208	177,918		—		1,791,480
Other property and equipment, net	7,936	—	—				7,936
Deferred tax assets, net	—	—	—		—	(i)(j)	—
Other	2,921	—	—		7,081	(h)	10,002
Total assets	$1,467,763	$333,287	$144,517		$7,081		$1,952,648
Liabilities and Equity
Current liabilities:
Accounts payable	$20,986	$2,658	$(350)	(a)	$—		$23,294
Accrued expenses	90,004	12,579	(599)	(a)(e)	11,730	(h)(k)	113,714
Accrued expenses to affiliate	—	11,820	(11,820)	(a)	—		—
Revenue payable	37,552	11,786	(20,382)	(a)	—		28,956
Derivatives	19,948	8,284	—		—		28,232
Total current liabilities	168,490	47,127	(33,151)		11,730		194,196
Long-term liabilities:
New RBL	—	—	—		31,550	(h)	31,550
First lien credit facility	183,569	—			(183,569)	(h)	—
Second lien term loan	142,947	—	—		—		142,947
Brix credit facility	—	121,760	3,240	(c)	(125,000)	(h)	—
Long-term debt	898,225	—	—		—		898,225
Asset retirement obligations	21,889	888	—		—		22,777
Derivatives	38,341	5,453	—		—		43,794
Other	4,241	—	—		—		4,241
Refundable deposits	—	2,784	—		—		2,784
Total liabilities	1,457,702	178,012	(29,911)		(265,289)		1,340,514
Partners’ capital / stockholders’ equity
Partners’ capital	10,061	155,275	(165,336)	(d)(f)	—		—
Class A common stock	—	—	163	(b)(f)	215	(h)	378
Class B common stock	—	—	342	(b)(f)	—		342
Additional paid in capital	—	—	178,268	(b)(f)	148,589	(h)(i)(k)	326,857
Retained earnings	—	—	(300)	(e)	(5,144)	(h)	(5,444)
Total partners’ capital / stockholders equity	10,061	155,275	13,157		143,600		322,133
Non-controlling interest	—	—	161,291	(f)	128,710	(h)	290,001
Total equity	10,061	155,275	174,428		272,370		612,134
Total liabilities and equity	$1,467,763	$333,287	$144,517		$7,081		$1,952,648
See accompanying “Notes to the Unaudited Pro Forma Condensed Combined Financial Statements”

VINE ENERGY INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS For the Year Ended December 31, 2020
	Historical		Transaction Accounting Adjustments				Pro Forma Combined Vine
	Vine Oil & Gas	Brix Companies	Corporate Reorganization		Offering Transactions
	(in thousands, except share and per share amounts)
Revenue:
Natural gas sales	$418,877	$152,267	$—		$—		$571,144
Realized gain on commodity derivatives	123,875	38,043	—		—		161,918
Unrealized (loss) gain on commodity derivatives	(164,077)	(40,475)	—		—		(204,552)
Total revenue	378,675	149,835	—		—		528,510
Operating Expenses:
Lease operating	47,911	17,728	—		—		65,639
Gathering and treating	76,770	25,204	—		—		101,974
Production and ad valorem taxes	15,620	2,715	—		—		18,335
General and administrative	7,448	7,368	300	(e)	—		15,116
Monitoring fee	7,541	1,371	—		(8,912)	(l)	—
Depletion, depreciation and accretion	347,652	92,177	(47,791)	(g)	—		392,038
Exploration	167	26	—		—		193
Strategic	2,182	—	—		—		2,182
Severance	326	121	—		—		447
Write-off of deferred IPO expenses	5,787	—	—		—		5,787
Total operating expenses	511,404	146,710	(47,491)		(8,912)		601,711
Operating Income	(132,729)	3,125	47,491		8,912		(73,201)
Interest expense	(119,248)	(11,928)	1,412	(c)	13,175	(h)	(116,589)
Income Before Income Taxes	(251,977)	(8,803)	48,903		22,087		(189,790)
Income tax provision	(217)	—	—		—	(i)	(217)
Net Income	$(252,194)	$(8,803)	$48,903		$22,087		$(190,007)
Net income attributable to non-controlling interests							(90,253)
Net Income Attributable to Vine Energy Inc.							$(99,754)
Net Income per Share:
Basic							$(2.64)	(m)
Diluted							$(2.64)	(m)
Weighted Average Shares Outstanding:
Basic							37,806,386	(m)
Diluted							37,806,386	(m)
See accompanying “Notes to the Unaudited Pro Forma Condensed Combined Financial Statements”

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
NOTE 1 — BASIS OF PRESENTATION AND DESCRIPTION OF TRANSACTIONS
In connection with the corporate reorganization as described under “Corporate Reorganization,” the Existing Owners prior to the Offering Transactions (as defined elsewhere in this prospectus) will contribute all of their equity interests in Vine Oil & Gas, Vine Oil & Gas GP, Brix, Brix GP, Harvest and Harvest GP to Vine Holdings in exchange for LLC Interests in Vine Holdings to effectuate the merger. For purposes of effecting the merger, Vine Oil & Gas has been identified as the accounting acquirer of the Brix Companies. Vine Oil & Gas is also the accounting predecessor to the Company.
Contemporaneously with the merger as part of the Corporate Reorganization transactions, certain of the Existing Owners will contribute a portion of their LLC Interests, directly or indirectly by contribution of Blocker Entities (as defined elsewhere in this prospectus) holding LLC Interests, to Vine in exchange for newly issued Class A common stock and will contribute such Class A common stock received to Vine Investment II LLC, Brix Investment II LLC and Harvest Investment II LLC, as applicable (collectively, the “Vine Energy Investment II Vehicles”). Additionally, certain of the Existing Owners will exchange the remaining portion of their LLC Interests for a new class of equity in Vine Holdings (the “Vine Units”) and receive newly issued Class B common stock of Vine with no economic rights or value and will contribute such Vine Units and Class B common stock to Vine Investment I, Brix Investment I and Harvest Investment I, as applicable (collectively, the “Vine Energy Investment Vehicles”).The foregoing transactions as described, including the merger, are referred to as the Corporate Reorganization for purposes of the pro forma financial statements.
In connection with the Corporate Reorganization, the Company will also issue shares of its Class A common stock to the public pursuant to this offering, based on the initial public offering price as set forth on the cover of this prospectus, and the application of the net proceeds as described under “Use of Proceeds” after deducting estimated underwriting discounts and commissions and other offering related expenses payable by Vine (for purposes of the pro forma financial statements, the “Offering Transactions”).
The pro forma financial statements have been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses,” and present the pro forma financial condition and results of operations of the Company based upon the historical financial information of Vine Oil & Gas and the Brix Companies after giving effect to the Transactions and related adjustments set forth in the notes to the pro forma financial statements.
The pro forma balance sheet as of December 31, 2020 gives effect to the Transactions as if they had been completed on December 31, 2020. The pro forma statement of operations for the year ended December 31, 2020, gives effect to the Transactions as if they had been completed on January 1, 2020.
The pro forma financial statements assume no exercise by the underwriters of their option to purchase additional shares of Class A common stock. In addition, the pro forma financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the Transactions.
The pro forma financial statements do not purport to be indicative of the financial position or results of operations of the combined company that would have occurred if the Transactions had occurred on the dates indicated, nor are they indicative of Vine’s future financial position or results of operations. In addition, future results may vary significantly from those reflected in such statements due to factors discussed under “Risk Factors.”
NOTE 2 — PRELIMINARY ACQUISITION ACCOUNTING
The Company currently expects the merger to close in conjunction with this offering for an estimated closing price of approximately $330.0 million, based on the initial public offering price of $14.00 per share for the Class A common stock of Vine, for which the LLC Interests will be exchanged. The closing of the merger is subject to the satisfaction of certain regulatory approvals and other customary closing conditions.

Vine Oil & Gas has determined it is the accounting acquirer to the merger which will be accounted for as a business combination under the acquisition method of accounting in accordance with ASC 805. The allocation of the preliminary estimated purchase price with respect to the business combination is based upon management’s estimates of and assumptions related to the fair values of assets to be acquired and liabilities to be assumed as of December 31, 2020, using currently available information. Due to the fact the pro forma financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Vine’s financial position and results of operations may differ significantly from the pro forma amounts included herein.
The final purchase price allocation for the business combination will be performed subsequent to closing and adjustments to estimated amounts or recognition of additional assets acquired or liabilities assumed may occur as more detailed analyses are completed and additional information is obtained about the facts and circumstances that existed as of the closing date of the business combination. Vine expects to finalize the purchase price allocation as soon as practicable after completing the business combination.
The preliminary purchase price allocation is subject to change due to several factors, including, but not limited to:
•
changes in the estimated fair value of the Brix Companies’ assets acquired and liabilities assumed as of the closing date of the merger, which could result from additional valuation analysis, changes in future natural gas commodity prices, reserves estimates, discount rates and other factors; and

•
the factors described under “Risk Factors”.

The following table presents the preliminary merger consideration and preliminary purchase price allocation of the assets acquired and the liabilities assumed in the business combination:
Preliminary Merger Consideration
(in thousands, except share and per share data)
Brix – Corporate Reorganization merger consideration	23,231,659
Harvest – Corporate Reorganization merger consideration	340,094
23,571,753
Initial public offering price of Vine Class A common stock	$14.00
Total merger consideration	$330,005

Preliminary Purchase Price Allocation
(in thousands)
Assets Acquired
Cash and cash equivalents	$17,660
Accounts receivable	15,968
Joint interest billing receivables	6,831
Proved properties	363,128
Unproved	95,850
Total assets to be acquired	$499,437
Liabilities Assumed
Accounts payable	$2,658
Accrued expenses	12,579
Revenue payable	11,786
Derivatives	8,284
Brix credit facility	125,000
Asset retirement obligations	888
Derivatives	5,453
Refundable deposits	2,784
Total liabilities to be assumed	169,432
Net assets to be acquired	$330,005
NOTE 3 — TRANSACTION ACCOUNTING ADJUSTMENTS
The pro forma financial statements have been adjusted to reflect the Corporate Reorganization and the Offering Transactions as follows:
Corporate Reorganization
(a)
Reflects the adjustments to eliminate $33.4 million of accounts receivable and prepaid expenses and $33.4 million of accounts payable, accrued expenses and revenue payable due to and from Vine Oil & Gas and the Brix Companies.

(b)
Reflects the adjustments related to the exchanges of the equity interests in Brix and Harvest for LLC Interests in Vine Holdings, which represents the merger consideration of $330.0 million allocated to the estimated fair values of the assets acquired and liabilities assumed by Vine Oil & Gas from the Brix Companies. As of the acquisition date, the unproved properties primarily relate to future drilling locations that were not included in proved undeveloped reserves. These future drilling locations are located on acreage where the reservoir is known to be productive but have been excluded from proved reserves due to uncertainty on whether the wells will be drilled within the next five years as required by SEC rules in order to be included in proved reserves.

(c)
Reflects the adjustments to write-off $3.2 million of historical debt issuance costs as of December 31, 2020, and the elimination of $1.4 million for the year ended December 31, 2020, related to the amortization expense of such costs related to the Brix Credit Facility for which repayment is required upon the completion of an IPO.

(d)
Reflects the elimination of the Brix Companies’ historical equity balances in accordance with the acquisition method of accounting.

(e)
Reflects the accrual of non-recurring costs of $0.3 million related to the merger, which are not reflected in the historical balance sheets as of December 31, 2020, of Vine Oil & Gas and the Brix Companies. As $0.1 million is reflected in the historical balance sheet of Vine Oil & Gas as of

December 31, 2020, the $0.3 million is reflected in the pro forma balance sheet as of December 31, 2020, as a decrease to Retained earnings and an increase to Accrued expenses, and in the pro forma statement of operations for the year ended December 31, 2020, within General and administrative as they will be expensed as incurred by Vine Oil & Gas and the Brix Companies with respect to the merger. These costs are not expected to be incurred in any period beyond 12 months from the closing date of the merger.
(f)
Reflects $10.1 million related to the exchange of the equity interests in Vine Oil & Gas for LLC Interests as of December 31, 2020, and the subsequent exchange of a portion of these LLC Interests for shares of Class A common stock of Vine, with the remaining portion exchanged for Vine Units, reflected as the elimination of the historical Partners’ capital of Vine Oil & Gas and a corresponding decrease to Additional paid-in-capital and a reclass to Non-controlling interest with respect to the amount attributable to the Vine Units.

(g)
Reflects the pro forma adjustment to depreciation, depletion and amortization expense, which was based on the preliminary purchase price allocation of the estimated fair value of the proved natural gas properties acquired by Vine Oil & Gas.

Offering Transactions
(h)
Reflects the issuance by Vine of Class A common stock to the public pursuant to this offering for net proceeds of $280.8 million, based on an initial public offering price of $14.00 per share, and the application of the net proceeds as described under “Use of Proceeds” after deducting estimated underwriting discounts and commissions and other offering related expenses of $5.2 million payable by Vine as reflected within Accrued expenses on the pro forma balance sheet as of December 31, 2020. As part of the Corporate Reorganization and upon closing of the offering, Vine will contribute the net proceeds of the public offering to Vine Holdings in exchange for newly issued managing units in Vine Holdings.

Additionally, the Existing Owners will exchange the remaining portion of their LLC Interests for the Vine Units, which together with the Class B common shares will be contributed to the Vine Energy Investment Vehicles, which is reflected as Non-controlling interest on the pro forma balance sheet as of December 31, 2020.

As it relates to the application of the net proceeds, following the offering, Vine intends to direct the net proceeds from this offering to repay in full the Brix Credit Facility assumed in the merger followed by the Vine Oil & Gas RBL, to the extent of the remaining net proceeds available. As the net proceeds of this offering will not be sufficient to repay the Vine Oil & Gas RBL in full, Vine intends to draw $31.6 million on the Vine Oil & Gas New RBL, which will be entered into contemporaneously with this offering. Vine also intends to terminate the Third Lien Credit Facility at the time of the offering.

As such, the pro forma balance sheet as of December 31, 2020, reflects the (i) repayment of the Brix Credit Facility (including a call premium), (ii) repayment of the Vine Oil & Gas RBL Credit Facility in full (including the write-off of historical debt issuance costs), (iii) $31.6 million of borrowings on the Vine Oil & Gas New RBL and $8.0 million of related debt issuance costs, and (iv) the write-off of historical debt issuance costs of 0.9 million related to the Third Lien Credit Facility.

The pro forma statement of operations for the year ended December 31, 2020, reflects the corresponding net impact to Interest expense, which consists of (i) a decrease related to the historical interest expense associated with the Brix Credit Facility and the Vine Oil & Gas RBL, including the historical amortization of debt issuance costs and unutilized loan commitment fees, (ii) an increase related to the interest expense associated with the Vine Oil & Gas New RBL, including the pro forma amortization of debt issuance costs, (iii) an increase related to the write-off of the historical debt issuance costs associated with the Vine Oil & Gas RBL, and (iv) a decrease related to the historical interest expense associated with the Third Lien Credit Facility which consists of the historical amortization of debt issuance costs and unutilized loan commitment fees, partially offset by the increase related to the write-off of the historical debt issuance costs.
(i)
Subsequent to the Transactions, Vine will have no material assets other than its indirect interest in Vine Holdings, which holds, directly or indirectly, all of the operating assets of Vine. Vine Holdings generally will not be subject to U.S. federal income tax, but may be subject to certain U.S. state and local taxes. Vine is a domestic corporation that will be subject to U.S. corporate income tax on its earnings, including its allocable share of the income of Vine Holdings. Accordingly, for purposes of the pro forma financial statements, Vine’s estimated blended statutory U.S. federal and state tax rate was calculated as 25.62%.

Upon completion of the Offering Transactions, Vine will recognize deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between historical cost basis and tax basis of its assets and liabilities in accordance with ASC 740, Income Taxes (“ASC 740”). For purposes of the pro forma financial statements, Vine has estimated that it has U.S. federal and state net operating loss carryforwards (“NOLs”) of approximately $317.2 million available to offset future taxable income. These NOLs expire beginning in 2035. Based on estimates of the temporary differences, a net deferred tax asset of approximately $40.4 million, offset by a full valuation allowance, is reflected in the pro forma balance sheet, with a corresponding charge to Additional paid-in capital. The full valuation allowance was established based on the Company’s assessment of the significant uncertainty that exists with respect to the future realization of the deferred tax asset in accordance with ASC 740, and as a result, there are no deferred tax assets or deferred tax liabilities reflected in the pro forma balance sheet as of December 31, 2020, and there is no pro forma income tax provision reflected in the pro forma statement of operations for the year ended December 31, 2020.

The amounts to be recorded for the net deferred tax asset have been estimated. The impacts of changes in any of these estimates after the date of purchase will be included in net income. Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income.

(j)
Prior to the completion of the Offering Transactions, Vine will enter into a tax receivable agreement with Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II. This agreement generally provides for the payment by Vine Energy to Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II, respectively, of 85% of the net cash savings, if any, in U.S. federal, state and local income tax that Vine Energy (a) actually realizes with respect to taxable periods ending after December 31, 2025 or (b) is deemed to realize in the event of a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Vine Energy board) or the Tax Receivable Agreement terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (i) the tax basis increases resulting from the exchange of Vine Units and the corresponding surrender of an equivalent number of shares of Class B common stock by the Vine Energy Investment Vehicles, Brix Investment and Harvest Investment, respectively, for a number of shares of Class A common stock on a one-for-one basis or, at our option, the receipt of an equivalent amount of cash pursuant to the exchange agreement, (ii) certain existing net operating loss carryforwards, disallowed interest expense carryforwards under Section 163(j) of the Code, and tax credit carryforwards attributable to the Blocker Entities previously owned by certain of the Existing Owners, and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the Tax Receivable Agreement. Assuming no material changes in the relevant tax law, we expect that if all of the Vine Units held by the Vine Unit Holders are exchanged, along with a corresponding number of shares of our Class B Common Stock, for newly issued shares of Class A Common Stock and we experienced a change of control or the Tax Receivable Agreement were terminated immediately after this offering, the estimated payment pursuant to the Tax Receivable Agreement would be approximately $179 million (calculated using a discount rate equal to a per annum rate of LIBOR plus 100 basis points, applied against an undiscounted liability of approximately

$208 million). The tax receivable agreement will be accounted for as a contingent liability, with amounts accrued when considered probable and reasonably estimable.

Due to the uncertainty as to the amount and timing of future exchanges of Vine Units by the pre-IPO owners and as to the price per share of our Class A common stock at the time of any such exchanges, the unaudited pro forma financial statements does not assume that exchanges of Vine Units have occurred. Therefore, no increases in tax basis in Vine’s assets or other tax benefits that may be realized as a result of any such future exchanges have been reflected in the unaudited pro forma financial statements.

(k)
Reflects the accrual of non-recurring costs of $3.8 million related to the Offering Transactions, which primarily represent legal, accounting and other direct costs. Approximately $1.4 million of these costs are reflected in the historical balance sheet as of December 31, 2020, of Vine Oil & Gas with a decrease to Additional paid in capital, with no amounts reflected in the historical balance sheet as of December 31, 2020, of the Brix Companies. Accordingly, $3.8 million is reflected in the pro forma balance sheet as of December 31, 2020, as a decrease to Additional paid in capital.

(l)
Reflects the pro forma adjustment to Monitoring fee for the year ended December 31, 2020 as these fees represent a contractual obligation under an Advisory Agreement, which stipulates termination upon the occurrence of a qualifying IPO.

(m)
Reflects the basic and diluted pro forma net income (loss) per share for the issuance of shares of Class A common stock in the offering as shown below:

Vine Pro Forma
For the Year Ended December 31, 2020
(in thousands, except share and per share data)
Numerator
Net income	$(190,007)
Net income attributable to non-controlling interests	(90,253)
Net income attributable to Vine Energy Inc.	$(99,754)
Denominator
Weighted average shares outstanding (basic)	37,806,386
Effect of dilutive shares(1)	—
Weighted average shares outstanding (diluted)	37,806,386
Pro forma net income per share – basic	$(2.64)
Pro forma net income per share – diluted	$(2.64)

(1)
The non-controlling interest owners, which we refer to as the Existing Owners of the Vine Energy Investment Vehicles, have exchange rights which enable the non-controlling interest owners to exchange Vine Units, along with surrendering a corresponding number of Class B common stock, for shares of Class A common stock on a one for one basis. The non-controlling interest owners exchange rights cause the Vine Units, along with surrendering a corresponding number of Class B common stock, to be considered potentially dilutive shares for purposes of dilutive loss per share calculations. For the year ended December 31, 2020, these exchange rights were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

NOTE 4 — Supplemental Pro Forma Natural Gas Reserve Information
The following tables present the estimated pro forma combined net proved developed and undeveloped natural gas reserve information as of December 31, 2020, along with a summary of changes in quantities of net remaining proved reserves during the year ended December 31, 2020.

The following estimated pro forma natural gas reserve information is not necessarily indicative of the results that might have occurred had the merger been completed on December 31, 2020 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those described under “Risk Factors.”
	Historical		Vine Pro Forma
	Vine Oil & Gas	Brix Companies
	(in MMcf)
Balance at December 31, 2019	2,209,833	652,194	2,862,027
Production	(240,869)	(85,641)	(326,510)
Revision of previous estimates	(847,273)	(287,359)	(1,134,632)
Acquisitions of reserves	46,516	51,224	97,740
Extensions and discoveries	633,911	180,963	814,874
Balance at December 31, 2020	1,802,118	511,381	2,313,499
Proved developed reserves at:
December 31, 2019	447,966	138,258	586,224
December 31, 2020	446,243	143,917	590,160
Proved undeveloped reserves at:
December 31, 2019	1,761,867	513,936	2,275,803
December 31, 2020	1,355,875	367,464	1,723,339
Standardized Measure of Discounted Future Net Cash Flows
The following tables present the estimated pro forma discounted future net cash flows at December 31, 2020. The pro forma standardized measure information set forth below gives effect to the merger as if the merger had been completed on December 31, 2020. The disclosures below were determined by referencing the “Standardized Measure of Discounted Future Net Cash Flows” reported in Vine Oil & Gas’ and the Brix Companies’ respective historical financial statements for the year ended December 31, 2020; an explanation of the underlying methodology applied, as required by SEC regulations, can be found within the respective historical financial statements included elsewhere in this prospectus. The calculations assume the continuation of existing economic, operating and contractual conditions at December 31, 2020.
Therefore, the following estimated pro forma standardized measure is not necessarily indicative of the results that might have occurred had the merger been completed on December 31, 2020 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those described under “Risk Factors.”
Discounted Future Net Cash Flows
The following table sets forth the standardized measure of discounted future net cash flows relating to proved natural gas reserves as of December 31, 2020:
	Historical		Vine Pro Forma
	Vine Oil & Gas	Brix Companies
	(in thousands)
Future natural gas sales	$3,130,277	$882,384	$4,012,661
Future production costs	(1,173,122)	(322,655)	(1,495,777)
Future development costs	(1,103,333)	(303,403)	(1,406,736)
Future income tax expense	(7,772)	(43,373)	(51,145)
Future net cash flows	$846,050	$212,953	$1,059,003
10% annual discount	(288,642)	(66,864)	(355,506)
Standardized measure of discounted future net cash flows	$557,408	$146,089	$703,497

Sources of Change in Discounted Future Net Cash Flows
The principal changes in the pro forma standardized measure of discounted future net cash flows relating to proved natural gas reserves for the year ended December 31, 2020 are as follows:
	Historical		Vine Pro Forma
	Vine Oil & Gas	Brix Companies
	(in thousands)
Balance at beginning of period	$988,168	$299,471	$1,287,639
Sales of natural gas, net	(278,716)	(106,633)	(385,349)
Revision of previous quantity estimates and extensions	(76,715)	(6,968)	(83,683)
Acquisitions of reserves	4,297	10,965	15,262
Previously estimated development costs incurred	187,952	57,863	245,815
Net changes in future development costs	44,210	14,020	58,230
Net changes in prices	(388,308)	(126,299)	(514,607)
Accretion of discount	98,816	29,947	128,763
Net change in income taxes	(5,228)	(31,493)	(36,721)
Changes in timing and other differences	(17,068)	5,216	(11,852)
Balance at end of period	$557,408	$146,089	$703,497

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Managers and Partners of Vine Oil & Gas LP
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Vine Oil & Gas LP and subsidiaries (the “Partnership”) as of December 31, 2020 and 2019, the related consolidated statements of operations, partners’ capital, and cash flow for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
February 17, 2021
We have served as the Partnership’s auditor since 2015.

VINE OIL & GAS LP
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands)
	For the Year Ended December 31,
	2020	2019
Revenue:
Natural gas sales	$418,877	$445,589
Realized gain on commodity derivatives	123,875	39,679
Unrealized (loss) gain on commodity derivatives	(164,077)	101,239
Total revenue	378,675	586,507
Operating Expenses:
Lease operating	47,911	46,247
Gathering and treating	76,770	37,955
Production and ad valorem taxes	15,620	18,539
General and administrative	7,448	7,842
Monitoring fee	7,541	7,011
Depletion, depreciation and accretion	347,652	327,659
Exploration	167	886
Strategic	2,182	853
Severance	326	—
Write-off of deferred IPO costs	5,787	2,825
Total operating expenses	511,404	449,817
Operating income	(132,729)	136,690
Interest expense	(119,248)	(112,198)
Income before income taxes	(251,977)	24,492
Income tax provision	(217)	(496)
Net income	$(252,194)	$23,996
The accompanying notes are integral to the financial statements.

VINE OIL & GAS LP
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)
	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$15,517	$18,286
Accounts receivable	77,129	56,316
Joint interest billing receivables	18,280	23,174
Derivatives	—	83,951
Prepaid and other	3,626	890
Total current assets	114,552	182,617
Natural gas properties (successful efforts):
Proved	2,722,419	2,475,619
Accumulated depletion	(1,380,065)	(1,039,643)
Total natural gas properties, net	1,342,354	1,435,976
Other property and equipment, net	7,936	4,550
Derivatives	—	21,837
Other	2,921	13,120
Total assets	$1,467,763	$1,658,100
Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$20,986	$10,493
Accrued expenses	90,004	86,246
Revenue payable	37,552	24,709
Gas gathering liability	—	2,043
Derivatives	19,948	—
Total current liabilities	168,490	123,491
Long-term liabilities:
First lien credit facility	183,569	325,319
Second lien term loan	142,947	—
Unsecured debt	898,225	893,239
Asset retirement obligations	21,889	19,504
Derivatives	38,341	—
Other	4,241	4,292
Total liabilities	1,457,702	1,365,845
Commitments and contingencies
Partners’ capital	10,061	292,255
Total liabilities and partners’ capital	$1,467,763	$1,658,100
The accompanying notes are integral to the financial statements.

VINE OIL & GAS LP
CONSOLIDATED STATEMENTS OF PARTNERS’ CAPITAL
(Amounts in thousands)
Balance at December 31, 2018	$268,259
Net income	23,996
Balance at December 31, 2019	$292,255
Distribution to parent	(30,000)
Net income	(252,194)
Balance at December 31, 2020	$10,061
The accompanying notes are integral to the financial statements.

VINE OIL & GAS LP
CONSOLIDATED STATEMENTS OF CASH FLOW
(Amounts in thousands)
	For the Year Ended December 31,
	2020	2019
Operating Activities
Net income	$(252,194)	$23,996
Adjustments to reconcile net income to operating cash flow:
Depletion, depreciation and accretion	347,652	327,659
Amortization of financing costs	16,652	11,513
Amortization of debt discount	954	871
Non-cash loss on extinguishment of Superpriority	4,509	—
Non-cash write-off of deferred IPO costs	5,787	2,825
Unrealized loss (gain) on commodity derivatives	164,077	(101,239)
Unrealized loss on interest rate derivatives	—	1,474
Volumetric and production adjustment to gas gathering liability	(2,567)	(29,085)
Other	(182)	(18)
Changes in assets and liabilities:
Accounts receivable	(20,813)	37,243
Joint interest billing receivables	4,894	2,236
Accounts payable and accrued expenses	14,343	7,946
Revenue payable	12,843	(15,493)
Other	(781)	771
Operating cash flow	295,174	270,699
Investing Activities
Proceeds from asset sales	230	5,839
Capital expenditures	(252,608)	(287,032)
Investing cash flow	(252,378)	(281,193)
Financing Activities
Proceeds from first lien credit facility	100,000	160,000
Payments on first lien credit facility	(250,000)	(150,000)
Proceeds from second lien term loan	150,000	—
Deferred financing costs paid	(15,565)	(2,250)
Distribution to parent	(30,000)	—
Financing cash flow	(45,565)	7,750
Net decrease in cash and cash equivalents	(2,769)	(2,744)
Cash and cash equivalents at beginning of period	18,286	21,030
Cash and cash equivalents at end of period	$15,517	$18,286
Supplemental information:
Cash paid for interest	$97,096	$99,601
Cash paid for taxes	$273	$600
Non-cash transactions:
Accrued capital expenditures	$24,552	$22,604
Accrued financing activities	$540	$3,843
The accompanying notes are integral to the financial statements.

VINE OIL & GAS LP
NOTES TO FINANCIAL STATEMENTS
(Amounts in thousands)
1.
Nature of Business and Organization

We are engaged in the development, production and sale of natural gas in the Haynesville and Mid-Bossier plays of the Haynesville Basin in Northern Louisiana. Our executive offices are located in Plano, Texas.
We were organized as a Delaware partnership in 2014. We are wholly owned by Vine Oil & Gas Parent LP and Vine Oil & Gas GP LLC with ultimate principal ownership being funds managed by The Blackstone Group Inc. (collectively “Blackstone”), which own 99% of the outstanding partner units of Vine Oil & Gas Parent LP and Vine Oil & Gas GP LLC. The accompanying financial statements consolidate our subsidiaries, including Vine Management Services LLC (“VMS”), which provides management services to us and certain other managed entities, and Vine Minerals LLC, which owns producing and nonproducing mineral, royalty, and overriding royalty interests. We have eliminated intercompany balances and transactions in consolidation.
2.
Summary of Significant Accounting Policies

Basis of Accounting and Presentation
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). We had no items of other comprehensive income for 2020 or 2019. We operate only one reportable segment. We have evaluated subsequent events through February 17, 2021, the date on which these financial statements were available for issuance.
Use of Estimates
Preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported revenue and expenses during the reporting period. Estimates of reserves are used to determine depletion and to conduct impairment analysis. Estimating reserves is inherently uncertain, including the projection of future rates of production and the timing of development expenditures.
Further, the COVID-19 outbreak has significantly decreased the demand for hydrocarbons, particularly oil. Concurrently, deterioration of production agreements between key global oil producers has led to an increase in supply. The confluence of these factors has caused significant volatility in oil and gas prices and has increased the inherent uncertainty in the estimate of reserves.
Cash and Cash Equivalents
We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. We had no cash equivalents as of December 31, 2020 or 2019.
Receivables
Accounts receivable from joint interest billings sent to our working interest partners are generally collected within 30 to 60 days after they are billed, which usually occurs within 10 days after each month’s end. Other accounts receivable principally consists of amounts due from purchasers of our gas and settled, but not yet paid, derivative receivables. We review our accounts receivable periodically, and if necessary, reduce the carrying amount by a valuation allowance that reflects our best estimate of all potentially uncollectible amounts. We have no allowances for uncollectible accounts receivable as of December 31, 2020 or 2019.
Natural Gas Properties
We utilize the successful efforts method of accounting for our natural gas producing activities, through which, we capitalize all property acquisition costs and costs of development wells. Costs for exploratory wells are capitalized until we complete an evaluation of whether the wells yield proved reserves. If an exploratory well does not yield proved reserves, we expense those costs.
We recognize geological and geophysical costs, including seismic studies, as exploration expense when incurred. We recognize expenditures for maintenance, repairs and minor renewals necessary to maintain properties in operating condition as workover expense when incurred. We capitalize major betterments, replacements and renewals as additions to property and equipment.
We deplete proved natural gas properties on a units-of-production basis based on production and estimates of proved reserves. Because all of our natural gas properties are located in a single basin, we assess depletion on a single cost center. We deplete capitalized costs of proved mineral interests over total estimated proved reserves and capitalized costs of wells and related equipment and facilities over estimated proved developed reserves. If applicable, we capitalize interest expense related to significant investments in unproved properties that are not being depleted.
We review our proved properties for impairment annually in the fourth quarter, or whenever events and circumstances indicate that a decline in the recoverability of their carrying values may have occurred. We estimate the expected undiscounted future cash flows of our properties and compare such undiscounted future cash flows to the carrying amount of the properties. If the carrying amount exceeds the estimated undiscounted future cash flows, we adjust the carrying amount of the properties to estimated fair value. Our impairment analysis for natural gas properties does not include value associated with our derivative portfolio. There were no impairments on proved natural gas properties for either 2020 or 2019.
We review our unproved properties, if any, for impairment annually in the fourth quarter, or whenever events and circumstances indicate that a decline in the recoverability of their carrying values may have occurred.
Other Property and Equipment
We record other property and equipment at cost and depreciate them on a straight-line basis over the individual asset’s useful life, which ranges from 5-25 years, once placed into service.
We evaluate other property and equipment for potential impairment annually in the fourth quarter, or whenever indicators of impairment are present. Circumstances that could indicate potential impairment include significant adverse changes in industry trends and the economic outlook, legal actions, regulatory changes and significant declines in utilization rates.
If we determine that other property and equipment are potentially impaired, we estimate the future undiscounted net cash flow from the use and eventual disposition of the assets grouped at the lowest level at which cash flows can be identified. If that estimate is less than the carrying value of the assets, we recognize an impairment loss equal to the assets’ carrying values in excess of their estimated fair values. There were no impairments on such assets for either 2020 or 2019.
Other Assets
In conjunction with a possible initial public offering (“IPO”), costs incurred related to the IPO such as legal, audit, tax and other professional services are capitalized as deferred equity issuance costs in other non-current assets. In the first quarter of 2020, we wrote-off deferred IPO costs related to years that will no longer be presented in any future potential filings. In the fourth quarter of 2020, we incurred new costs related to a possible IPO and included them in prepaid and other assets.
We also have prepaid fees related to the use of gathering lines that have been installed and are owned by our third-party gatherer. These costs are amortized to gathering expense over the estimated useful life of the gathering lines.
Additionally, we have deferred finance costs associated with our undrawn Third Lien Revolving Credit Facility (as defined below) in other non-current assets. These costs are amortized to interest expense over the term of the facility.

Gathering Liability
In connection with the Shell Acquisition, we became party to two gathering contracts that required delivery of minimum volumes of natural gas for each annual contract period. These gathering contracts required annual settlement payments for any shortfalls in the gathered volumes. Our obligation for the gathering contracts was initially measured at fair value on the acquisition date and represented the expected volume shortfall over the remaining contract period. The fair value was determined using estimated future production volumes, future inflation factors and our weighted average cost of capital. We recognized accretion expense for the impact of increasing the discounted liability to its estimated settlement value. The difference, if any, between the estimated payments recognized at inception and actual current contract period payments required was recorded as a volumetric and production adjustment to gathering and treating expense. In January 2020, we fulfilled our commitment under these gathering contracts.
Asset Retirement Obligations
Asset retirement obligations (“ARO”) consist of future abandonment costs on our natural gas properties. We record the fair value of the ARO in the period in which it is legally or contractually incurred. Upon initial recognition of the ARO, we capitalize an asset retirement cost by increasing the carrying amount of natural gas properties by the same amount as the liability. In periods subsequent to initial measurement, we recognize the ARO expense through depletion. Changes in the ARO are recognized for both the passage of time and revisions to either the timing or the amount of estimated cash flows. We recognize accretion expense for the impact of increasing the discounted liability to its estimated settlement value.
Revenue Recognition
Sales under our natural gas contracts are generally considered performed when title transfers to the purchaser at the tailgate of our gatherer’s plant. We recognize revenue when control transfers to the purchasers and we receive an agreed-upon index price, net of any price differentials.
Derivatives
To mitigate risks associated with market volatility, we enter into derivative financial instruments, including commodity swaps, to reduce the effects of natural gas price fluctuations on our production and interest rate swaps to stabilize LIBOR fluctuations.
We recognize our derivatives as an asset or liability measured at fair value, with their changes in fair value recognized in earnings. Our derivatives feature monthly settlements with the counterparties, the impact of which is reflected as an operating cash flow. We have not designated any derivative instruments as hedges and do not enter into such instruments for speculative purposes.
The fair value of our commodity swaps is determined by references to published future market prices and interest rates. We estimate the fair value of our interest rate swaps primarily by using internal discounted cash flow calculations based upon forward interest rates. The most significant variable to our cash flow calculations is our estimate of future interest rates. We base these estimates on our own internal model that utilizes forward curves such as LIBOR or the Federal Funds Rate provided by third parties. The resulting estimated future cash inflows or outflows over the lives of the contracts are discounted using LIBOR and money market futures rates.
Income Taxes
As a limited partnership, we are not a taxpaying entity for federal income tax purposes. As such, we have not recorded federal income tax expense. Our limited partners are responsible for federal income taxes on their respective share of taxable income. We file federal income tax returns in the United States. We incurred de minimis state taxes, and the accompanying financial statements reflect such taxes.
VMS is taxed as a C-corporation, recognizing income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. We recognize the effect of changes in tax rates in income in the period when enacted. In addition, we establish a valuation allowance if it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized. There were no deferred tax assets, liabilities or valuation allowances as of December 31, 2020 or 2019.
As of December 31, 2020, our 2019, 2018 and 2017 tax returns remained open to possible examination by the tax authorities, and none are currently under examination by any tax authorities. We have incurred no penalties or interest related to tax matters, and we have no uncertain tax positions.
Concentrations of Credit Risk
Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash, joint interest receivables, accounts receivable and derivative financial instruments. We maintain cash deposits primarily in one financial institution, the total of which regularly exceeds the amount covered by insurance provided by the U.S. Federal Deposit Insurance Corporation. We have not experienced any losses related to amounts in excess of such limits.
We utilize an unaffiliated third party to market a portion of our gas production to various purchasers, which consist of credit-worthy counterparties, including major corporations and super majors, in our industry. This third party collects directly from the purchasers and remits to us the total of all amounts collected on our behalf less their fee for making such sales. Additionally, we sell a portion of our gas to purchasers who remit directly to us under firm sales contracts. Our receivables from purchasers are generally unsecured; however, we have not experienced any credit losses to date.
The counterparties to our derivatives are financial institutions that participate in our first lien credit facility and that we believe have acceptable credit ratings.
Generally, we have the right to offset future revenue against unpaid joint interest billing charges for parties whose gas we market on their behalf.
Strategic
Strategic costs include amounts paid to external parties for potential acquisitions or other non-recurring projects.
Recently Issued and Applicable Accounting Standards
Not Yet Adopted
The FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which introduces guidance for estimating credit losses on certain types of financial instruments based on expected losses and the timing of the recognition of such losses. We expect to adopt this guidance January 1, 2023, however, the impact is not expected to be material.
The FASB issued ASU No. 2016-02, Leases (Topic 842) which requires all leases greater than one year to be recognized as assets and liabilities. This ASU becomes effective for us beginning January 1, 2022 and we expect to adopt using a modified retrospective approach with certain available practical expedients. Oil and gas leases are excluded from the guidance. We are currently reviewing the contracts to which this new guidance applies and evaluating the new guidance to determine the impact it will have on our consolidated financial statements. We expect the adoption of this guidance will increase the assets and liabilities recorded on our Balance Sheet and are continuing to evaluate the impact of this standard on our statement of operations and cash flow. We also expect to elect the practical expedient to retain our existing accounting for land easements which were not previously accounted for as leases.

3.
Property and Equipment

Natural Gas Properties
	December 31,
	2020	2019
Proved natural gas properties subject to depletion	$2,722,419	$2,475,619
Less: Accumulated depletion	(1,380,065)	(1,039,643)
Natural gas properties, net	$1,342,354	$1,435,976
We recognized depletion expense for 2020 and 2019 of $340.4 million and $319.5 million, respectively.
Other Property and Equipment
	December 31,
	2020	2019
Software development costs	$1,710	$8,253
Saltwater disposal wells	14,262	6,601
Other	4,948	4,836
Total cost	20,920	19,690
Accumulated depreciation	(12,984)	(15,140)
Other property and equipment, net	$7,936	$4,550
We recognized depreciation expense for 2020 and 2019 of $5.4 million and $4.4 million, respectively.
4.
ARO

	December 31,
	2020	2019
Balance, beginning of period	$19,504	$17,680
Accretion expense	1,354	1,196
Liabilities incurred	1,078	628
Liabilities settled and divested	(47)	—
Balance, end of period	$21,889	$19,504

5.
Gathering Liability

	December 31,
	2020	2019
Balance, beginning of period	$2,043	$28,526
Accretion expense	524	2,602
Volumetric and production adjustment to gas gathering liability	(2,567)	(29,085)
Balance, end of period	$—	$2,043

6.
Accrued Expenses

	December 31,
	2020	2019
Capital expenditures	$20,808	$21,795
Operating expenses	30,554	27,022
Royalty owner suspense	7,891	7,569
Compensation-related	9,432	7,823
Interest expense	18,388	17,811
Other	2,931	4,226
Accrued expenses	$90,004	$86,246

7.
Long-Term Debt

First Lien Credit Facility
RBL
Our RBL, as amended in December 2020, matures on January 15, 2023. As of December 31, 2020, the RBL had a borrowing base of $300 million, with $190 million outstanding. Borrowings under the RBL bear interest at LIBOR plus an applicable margin, which ranges from 2.50% to 3.50% based on the ratio of outstanding revolving credit to the borrowing base. In addition, a commitment fee between 0.375% and 0.5% per annum is charged on the unutilized balance of the committed borrowing base and is included in interest expense.
There are no prepayment premiums or penalties associated with the RBL. The borrowing base is subject to mandatory quarterly reductions to $100 million at December 31, 2022 through maturity. Other than these quarterly reductions in availability, there are no borrowing base redeterminations.
As of December 31, 2020, we had outstanding letters of credit of $24.9 million and $85.1 million of available borrowing capacity under the RBL. As of December 31, 2020, borrowings under the RBL had an interest rate of 3.15%. Total interest expense relating to the RBL, including amortization of deferred debt issuance costs and unutilized commitment fees, for 2020 and 2019, was $11.2 million and $12.4 million, respectively. As of December 31, 2020, the fair value of the RBL approximates carrying value as it bears interest at variable rates over the term of the loan.
Superpriority Facility
In February 2017, we entered into an incremental agreement evidencing the Superpriority facility. Upon the execution of the Superpriority agreement, we drew $150 million aggregate principal, incurring discounts and up-front fees totaling $19.5 million. We used the proceeds to reduce our outstanding RBL borrowings by $105 million, retaining the remainder for working capital purposes. Total interest expense relating to the Superpriority, including amortization and write off of debt issuance costs and unutilized commitment fees, for 2020 and 2019 was $12.9 million and $10.8 million, respectively.
On December 30, 2020, using proceeds from the issuance of the Second Lien Term Loan, along with cash on hand, we repaid and retired the aggregate $150 million principal outstanding on the Superpriority.
Second Lien Term Loan
On December 30, 2020, we entered into the $150 million Second Lien Term Loan and used the proceeds, along with cash on hand, to repay the aggregate principal amount of loans outstanding under the Superpriority in connection with the entry into the amendment to and extension of the RBL.
The Second Lien Term Loan was fully drawn at closing. The Second Lien Term Loan bears interest at a rate equal to LIBOR, with a floor of 0.75%, plus 8.75% per annum, payable monthly, and matures on the earlier to occur of (a) December 30, 2025 and (b) 90 days prior to the maturity of the 9.75% Notes or

8.75% Notes, to the extent specified amounts of such indebtedness remain outstanding. The Second Lien Term Loan is redeemable beginning June 30, 2022 at par plus 2%, stepping down to par plus 1% on June 30, 2023 and at par on June 30, 2024 and thereafter.
The Second Lien Term Loan is secured on a junior lien basis by all our assets and stock and the subsidiaries that secure the RBL. As of December 31, 2020, the fair value of the Second Lien Term Loans approximates carrying value as it bears interest at variable rates over the term of the loan.
Third Lien Revolving Credit Facility
On December 30, 2020, the Company’s $280 million Second Lien Revolving Credit Agreement, dated December 30, 2019, was subordinated to a Third Lien Revolving Credit Facility (the “Third Lien Facility”), and its size increased to $330 million. Additionally, the interest rate was increased to a rate equal to LIBOR plus 9.75% per annum, payable quarterly. The Third Lien Facility matures on March 15, 2023. In addition, a commitment fee of 0.424% per annum is charged on the unutilized balance of the committed borrowing base and is included in interest expense. Proceeds of the loans under the Third Lien Facility may be used to make open market purchase of the 8.75% Notes or 9.75% Notes and, subject to Lender approval, other general corporate purposes. The Third Lien Facility is undrawn as of December 31, 2020. Total interest expense relating to the Third Lien Facility, including amortization of deferred debt issuance costs and unutilized commitment fees for 2020 was $6.1 million.
Unsecured debt
8.75% Notes
In October 2017, we issued $530 million aggregate principal amount of 8.75% Senior Notes due 2023 (8.75% Notes) at 99% of par, and in connection therewith, we incurred discounts and upfront fees totaling $17.9 million. Interest is accrued and paid semi-annually on April 15 and October 15. Total interest expense related to the 8.75% Notes, including amortization of original issue discount and deferred finance costs was $49.6 million for both 2020 and 2019. As of December 31, 2020, the fair value of the 8.75% Notes was approximately $427.6 million.
The 8.75% Notes are guaranteed on a senior unsecured basis by all our subsidiaries. Subsequent to October 15, 2020, we may redeem the 8.75% Notes at a redemption price (plus accrued and unpaid interest) equal to par plus 6.563% for October 2020 through October 2021, 4.375% from October 2021 through April 2022 and 0% thereafter.
9.75% Notes
In October 2018, we issued $380 million aggregate principal amount of 9.75% Senior Notes due 2023 (9.75% Notes) at par, and in connection therewith, we incurred upfront fees totaling $7.8 million. Aggregate net proceeds from the issuance of the 9.75% Notes were $372.2 million and were used to repay borrowings and accrued and unpaid interest in full on the TLB in the amount of $339.0 million. Interest is accrued and paid semi-annually on April 15 and October 15. Total interest expense related to the 9.75% Notes, including amortization of original issue discount and deferred finance costs was $38.8 million for both 2020 and 2019. As of December 31, 2020, the fair value of the 9.75% Notes was approximately $307.8 million.
The 9.75% Notes are guaranteed on a senior unsecured basis by all our subsidiaries. Subsequent to October 15, 2020, we may redeem the 9.75% Notes at a redemption price (plus accrued and unpaid interest) equal to par plus 7.313% for October 2020 through October 2021, 4.875% from October 2021 through April 2022 and 0% thereafter.

Long-term debt consisted of the following:
Face amount:	December 31,
	2020	2019
Superpriority	$—	$150,000
RBL	190,000	190,000
Second lien term loan	150,000	—
8.75% Senior Notes	530,000	530,000
9.75% Senior Notes	380,000	380,000
Total face amount	1,250,000	1,250,000
Deferred finance costs:
Superpriority	—	(8,345)
RBL	(6,431)	(6,336)
Second lien term loan	(7,053)	—
8.75% Senior Notes	(5,293)	(7,602)
9.75% Senior Notes	(3,954)	(5,680)
Total deferred finance costs	(22,731)	(27,963)
8.75% Senior Notes, discount	(2,528)	(3,479)
Total discount	(2,528)	(3,479)
Total debt	1,224,741	1,218,558
Less: short-term portion	—	—
Total long-term debt	$1,224,741	$1,218,558
Other Information
Principal maturities of long-term debt outstanding at December 31, 2020 were as follows:
	2020	2021	2022	2023	2024	Thereafter
RBL	$—	$—	$—	$190,000	$—	$—
Second lien term loan	—	—	—	—	—	150,000
8.75% Notes	—	—	—	530,000	—	—
9.75% Notes	—	—	—	380,000	—	—
Total indebtedness	$—	$—	$—	$1,100,000	$—	$150,000
All debt agreements include the usual and customary covenants for facilities of its type and size. The covenants cover matters such as mandatory reserve reports, the responsible operation and maintenance of properties, certifications of compliance, required disclosures to the lenders, notices under other material instruments, notices of sales of oil and gas properties, incurrence of additional indebtedness, restricted payments and distributions, certain investments outside of the ordinary course of business, limits on the amount of commodity and interest rate hedges that can be put in place and events of default.
8.
Fair Value Measurements

Certain of our assets and liabilities are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value.

The three levels of fair value hierarchy are as follows:
•
Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

•
Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

We classify financial assets and liabilities based on the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input requires judgment that may affect the valuation and its placement within the hierarchy levels.
The carrying values of financial instruments, including accounts receivable and accounts payable, approximate fair value due to the short maturity of these instruments. None of our financial instruments are held for trading purposes.
All derivative financial instruments are Level 2 measurements as independent quoted market prices are not available in active markets.
Certain assets are measured at fair value on a non-recurring basis. These assets can include long-lived assets that have been reduced to fair value when they are held for sale, the initial recognition of ARO and proved and unproved properties that are written down to fair value when they are impaired. The fair value of our natural gas properties is determined using valuation techniques consistent with the income and market approach.
9.
Derivative Instruments

Derivative assets and liabilities are presented as gross assets and liabilities, without regard to master netting arrangements, which are considered in the presentation of derivative assets and liabilities in the accompanying balance sheets.

The following table summarizes the gross fair value of our derivative assets and liabilities and the effect of netting:
	Balance Sheet Classification	Gross Amounts	Netting Adjustment	Net Amounts Presented on the Balance Sheet
December 31, 2020
Assets:
Commodity Derivatives	Current assets	$9,095	(9,095)	$—
Commodity Derivatives	Noncurrent assets	2,742	(2,742)	—
Total assets		$11,837	$(11,837)	$—
Liabilities:
Commodity Derivatives	Current liabilities	$29,043	$(9,095)	$19,948
Commodity Derivatives	Noncurrent liabilities	41,083	(2,742)	38,341
Total liabilities		$70,126	$(11,837)	$58,289
December 31, 2019
Assets:
Commodity Derivatives	Current assets	$83,951	$—	$83,951
Commodity Derivatives	Noncurrent assets	23,451	(1,614)	21,837
Total assets		$107,402	$(1,614)	$105,788
Liabilities:
Commodity Derivatives	Current liabilities	$—	$—	$—
Commodity Derivatives	Noncurrent liabilities	1,614	(1,614)	—
Total liabilities		$1,614	$(1,614)	$—
Commodity Derivatives
The following summarizes our commodity derivative positions as of December 31, 2020:
Natural Gas Swaps
	Production Year	Average Daily Volumes (MMBtu)	Weighted Average Swap Price ($ / MMBtu)
2021		603,405	$2.57
2022		318,605	$2.55
2023		135,288	$2.51
2024		92,377	$2.54
2025		33,945	$2.58
Sold Natural Gas Calls
	Production Year	Average Daily Volumes (MMBtu)	Weighted Average Call Price ($ / MMBtu)
2021		20,959	$3.19
Interest Rate Derivatives
Our interest rate derivative expired on June 30, 2019. For 2019, we recognized an unrealized loss of $1.5 million which is reflected in interest expense.

10.
Partners’ Capital and Profit Interests Awards

Background
The Partnership Agreement (the “Agreement”) authorizes the issuance of two classes of equity interests: General Partner Interests and Limited Partnership Interests. The Limited Partnership Interests are divided into three series: Class A Units, Class B Units and Class C Units, each with the rights, privileges, preferences, restrictions and obligations as provided in the Agreement.
A total of 100 General Partner interests are authorized for issuance, 100 Class A Units, 2,000,000 Class B Units and 5,000 Class C Units. Each Class B Unit and Class C Unit has a fixed price of $1,000.
In general, cash distributions follow a waterfall set out in the Agreement whereby the Class B and Class C Unit Holders (collectively, the “Common Unit Holders”) receive payment until they have received distributions equal to the amount of their respective capital contributed. Once the capital is returned and certain rate of returns are achieved, distributions will be made to Class A Unit Holders in accordance with the Agreement. The distributions to Class A Holders increase based on stated return thresholds to the Common Unit Holders.
Class A Units
The Class A Units are Partnership interests that provide economic incentives to our employees who receive them. The Class A Units are intended to be “profits interests.” The Class A Units vest over a five-year period and may be forfeited or repurchased by the Company under certain circumstances as set forth in the plan governing the Class A Units and individual Class A Unit grant agreements.
The Company has granted Class A Units to select members of the Company’s management. Most of the Class A Units are treated as conditionally vesting equity but are deemed to be a profit sharing arrangement due to certain forfeiture or repurchase features of the plan. Award recipients may derive economic value in the instrument through profit sharing distributions. As such, we treat these Class A Units as profit-sharing arrangements that will trigger no compensation expense until amounts payable under such awards become probable and estimable. Holders of Class A Units generally must be employed at the time of distributions in order to receive any payments.
The remainder of the Class A Units are deemed to be equity due to their distinct forfeiture and repurchase features. As such, the units, which were all issued in 2014, are accounted for as equity-based compensation.
The following table summarizes the Class A Unit activity:
	Class A Units
	Equity-based Compensation Awards	Profit-Sharing Arrangement	Total
Outstanding at December 31, 2018	40	42.5	82.5
Granted	—	17.5	17.5
Forfeited	—	—	—
Outstanding at December 31, 2019	40	60	100
Granted	—	2	2
Forfeited	—	(6)	(6)
Outstanding at December 31, 2020	40	56	96
We utilized the Black Scholes option pricing method to estimate grant date fair value of the Class A equity- based compensation awards, which included probability of various outcomes. Expected volatilities are based on historical volatilities of the stock of comparable companies in our industry. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Actual results may vary depending on the assumptions applied within the model.

The grant date fair value of the Class A equity-based compensation awards in 2014 was $3.0 million.
Compensation expense was recognized on a straight-line basis over the requisite service period which was met in 2019. There was no unrecognized compensation costs related to unvested awards at December 31, 2020 or 2019. No distributions were made during 2020 or 2019.
Class B Units
As of December 31, 2020 and 2019, there were 462,517 Class B Units to Blackstone issued and outstanding in exchange for capital contributions.
Class C Units
As of December 31, 2020 and 2019, there were 4,241 and 4,292, respectively, Class C Units issued and outstanding in exchange for capital contributions. Due to their redemption attributes, the capital contributed for Class C Units is included in other long-term liabilities.
11.
Commitments and Contingencies

Litigation
Occasionally, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other natural gas producers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. We are not currently a party to any material legal proceedings and are not aware of any material legal proceedings threatened to be brought against us.
Environmental Remediation
We may become subject to certain liabilities as they relate to environmental remediation of well sites related to their development or operation. In connection with our acquisition of existing or previously drilled wells, we may not be aware of the environmental safeguards that were taken at the time such wells were drilled or operated by others. Should we determine that a liability exists with respect to any environmental cleanup or restoration, we would be responsible for curing such a violation. No claim has been made, nor are we aware of any liability that exists, as it relates to any environmental cleanup or restoration or the violation of any rules or regulations relating thereto.
Leases
The lease for our office space in Plano, Texas extends into 2023 with lease commitments of less than $1.1 million each year.
12.
Related Party Transactions

The monitoring fee that we recognized on our statements of operations is paid under a management and consulting agreement with Blackstone and our CEO, of which, over 99% was attributable to Blackstone.
As of December 31, 2020, Blackstone owned $50.0 million aggregate principal of the 8.75% Notes.
During 2020, we recorded $1.4 million in interest expense for unused commitment fees on the Third Lien Revolving Credit Facility, for which certain affiliates of Blackstone are the lenders.
In December 2019, we paid $1.1 million in attorney fees on behalf of Blackstone associated with the placement of the Third Lien Revolving Credit Facility.
In July 2020, a committee of independent members from Vine’s Board of Managers approved a $30 million distribution to Vine Oil & Gas Parent LP, a wholly owned subsidiary of Blackstone and certain members of management. The distribution was made immediately following such approval with funds originating from a first lien RBL draw made at the end of June 2020.

In December 2020, we entered into the Second Lien Term Loan and used the proceeds to repay the aggregate principal amount of loans outstanding under the Superpriority in connection with the entry into the amendment to and extension of the RBL. In conjunction with the issuance of the Second Lien Term Loan we paid Blackstone $0.9 million in financing fees.
During 2020 and 2019, VMS billed two of our affiliates, Brix Oil & Gas Holdings LP (“Brix”) and Harvest Royalties Holdings LP (“Harvest”), $8.5 million and $9.0 million, respectively, for services rendered and administrative costs incurred. As of December 31, 2020 and 2019, we have a net receivable from these affiliates for such services of $0.9 million and $1.1 million, respectively, which is included in accounts receivable.
Additionally, in 2020 and 2019, Vine issued joint interest bills to Brix totaling $48.2 million and $54.7 million, respectively, for their share of capital expenditures and operating expenses on wells that we have drilled. As of December 31, 2020 and 2019, the total related receivable is $4.4 million and $9.9 million, respectively, which is included in joint interest billing receivables.
In 2020 and 2019, Vine received joint interest bills from one of its affiliates totaling $1.2 million and $0.7 million, respectively, for our share of capital expenditures and operating expenses on a well they operate. As of December 31, 2020 and 2019, the total related payable is $0.3 million and $0.1 million, respectively, which is included in accounts payable.
Vine paid $57.7 million and $67.4 million in 2020 and 2019, respectively, to Brix and Harvest for revenue in wells in which they participate. As of December 31, 2020 and 2019, Vine has $20.4 million and $13.1 million, respectively, included in revenue payable due to these affiliates.
In 2020 and 2019, Vine received $6.1 million and $0.1 million, respectively, in revenue from Brix for revenue in a well in which we participate. As of December 31, 2020, we have a receivable from Brix of $2.9 million which is included in accounts receivable.
During 2020 and 2019, Vine billed Brix $3.5 million and $4.1 million, respectively, in assets used in drilling and operating costs and recognized gains of $0.5 million and $0.3 million, respectively. In 2020 and 2019, Vine purchased $0.4 million and $0.2 million, respectively, in assets from Brix.
13.
Supplemental Natural Gas Reserve Information (Unaudited)

Natural Gas Quantities and Property Summary
Our reserves were prepared by the independent engineering firm W.D. Von Gonten & Co. All our reserves are located within the stacked Haynesville and Mid-Bossier shale plays in the Haynesville Basin of Northwest Louisiana. Proved natural gas reserves are the estimated quantities of natural gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed natural gas reserves are proved reserves expected to be recovered through existing wells and equipment in place and under operating methods being utilized at the time the estimates were made. A variety of methodologies are used to determine our proved reserve estimates. The principal methodologies employed, often in combination, are decline curve analysis, advance production type curve matching, petro physics/log analysis and analogy. Reserve estimates are inherently imprecise and estimates of new discoveries and undeveloped locations are more imprecise than estimates of established producing natural gas properties. Accordingly, these estimates are expected to change as future information becomes available.

The following summarizes the changes in our proved reserves (in MMcf):
Balance at December 31, 2018	1,868,794
Production	(200,214)
Revision of previous estimates(1)	(226,510)
Acquisitions of reserves(2)	5,731
Extensions and discoveries(3)	762,032
Balance at December 31, 2019	2,209,833
Production	(240,869)
Revision of previous estimates(4)	(847,273)
Acquisitions of reserves(2)	46,516
Extensions and discoveries(5)	633,911
Balance at December 31, 2020	1,802,118
Proved developed reserves at:
December 31, 2018	400,194
December 31, 2019	447,966
December 31, 2020	446,243
Proved undeveloped reserves at:
December 31, 2018	1,468,600
December 31, 2019	1,761,867
December 31, 2020	1,355,875

(1)
Revision of previous estimates include changes to development plan resulting in reclassifying 37 PUD locations as they now reside outside of the 5-year development window. These negative revisions are somewhat offset by working and mineral interests adjustments, improved well performance of producing new wells and PUD type curve revisions. Revision of previous estimates reflect changes in previous estimates attributable to negative changes in economic factors of 106,192 MMcf, combined with negative changes in non-economic factors of 120,318 MMcf, including:

•
Economic factors include revisions caused by commodity prices (decrease of 120,999 MMcf) offset by positive overall cost reductions (increase of 14,807 MMcf); and

•
Non-economic factors include well performance improvements (increase 101,483 MMcf), working interests revisions (increase of 12,332 MMcf), changes resulting from the removal of proved undeveloped locations (decrease of 251,622 MMcf) and other revisions due to changes in a previously adopted development plan (increase of 17,489 MMcf).

(2)
Acquisitions of reserves represent additional lease acquisitions that increased our working interest.

(3)
Extensions and discoveries represent extensions to reserves attributable to additional 83 gross drilling locations to be developed by 2024 (as that year entered the 5-year development window) and include development plan revisions to incorporate longer laterals and conversion of 6 non-proved locations to producing in 2019.

(4)
Revision of previous estimates include changes to development plan resulting in reclassifying 115 PUD locations as they now reside outside of the 5-year development window. These negative revisions are somewhat offset by working and mineral interests adjustments, improved well performance of producing new wells and PUD type curve revisions. Revision of previous estimates reflect changes in previous estimates attributable to negative changes in economic factors of 750,337 MMcf, combined with negative changes in non-economic factors of 96,936 MMcf, including:

•
Economic factors include revisions caused by commodity prices (decrease of 1,161,042 MMcf) offset by positive overall cost reductions (increase of 410,705 MMcf); and

•
Non-economic factors include well performance improvements (increase of 281,939 MMcf), working interests revisions (increase of 186 MMcf), changes resulting from the removal of proved undeveloped locations (decrease of 579,598 MMcf) and other revisions due to changes in a previously adopted development plan (increase of 200,537 MMcf).

(5)
Extensions and discoveries represent extensions to reserves attributable to additional 129 gross drilling locations to be developed by 2025 (as that year entered the 5-year development window) and include development plan revisions to incorporate longer laterals and conversion of 14 non-proved locations to producing in 2020.

Our estimated proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. As of December 31, 2020, the SEC Price Deck was $1.99/MMBtu (Henry Hub Price) for natural gas. In determining our reserves, the SEC Price Deck was adjusted for basis differentials and other factors affecting the prices we receive. The average resulting price used as of December 31, 2020 was $1.73 per Mcf.
The carrying value of our natural gas assets was:
	December 31,
	2020	2019
Proved natural gas properties subject to depletion	$2,722,419	$2,475,619
Less: Accumulated depletion	(1,380,065)	(1,039,643)
Natural gas properties, net	$1,342,354	$1,435,976
Our capital costs incurred for acquisition and development activities were:
	December 31,
	2020	2019
Proved acreage	$1,460	$6,022
Development costs	242,437	278,793
Total	$243,897	$284,815
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves
We develop the standardized measure of discounted future net cash flows from production of proved reserves by: estimating quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions, calculating estimated future cash flows by multiplying production by the twelve-month average of the first of the month prices, determining the future production and development costs based on year-end economic conditions and discounting future net cash flows by applying a rate of 10%.
The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC and do not reflect the expected undiscounted or discounted cash flows or the estimated fair value. The limitations inherent in the reserve quantity estimation process, as previously discussed, are equally applicable to the standardized measure computations, since these reserve quantity estimates are the basis for the valuation process.

The Standardized Measure was:
	December 31,
	2020	2019
Future natural gas sales	$3,130,277	$5,113,708
Future production costs	(1,173,122)	(1,670,411)
Future development costs(1)	(1,103,333)	(1,787,256)
Future income tax expense(2)	—	—
Future net cash flows	$853,822	$1,656,041
10% annual discount	(291,186)	(667,873)
Standardized measure of discounted future net cash flows	$562,636	$988,168
The primary changes in the standardized measure were:
	December 31,
	2020	2019
Balance at beginning of period	$988,168	$1,244,628
Sales of natural gas, net(3)	(278,716)	(342,848)
Revision of previous quantity estimates and extensions	(76,715)	174,884
Acquisitions of reserves	4,297	2,589
Previously estimated development costs incurred	187,952	185,584
Net changes in future development costs	44,210	37,611
Net changes in prices	(388,308)	(452,332)
Accretion of discount	98,816	124,463
Net change in income taxes(2)	—	—
Changes in timing and other differences	(17,068)	13,589
Balance at end of period(1)	$562,636	$988,168

(1)
Our calculations of future development costs include costs associated with the abandonment of the proved properties, including the costs related to undrilled proved locations.

(2)
Future net cash flows do not include the effects of income taxes on future revenues because we were a limited partnership not subject to entity-level income taxation as of December 31, 2020 and 2019. Accordingly, no provision for federal or state corporate income taxes has been provided because taxable income was passed through to the partners. If we had been subject to entity-level income taxation, the unaudited future income tax expense at December 31, 2020 and 2019 would have been $5.2 million and $102.7 million, respectively, which is calculated based on an estimated 25.62% blended statutory U.S. federal and state tax rate. The unaudited standardized measure at December 31, 2020 and 2019 would have been $557.4 million and $885.5 million, respectively.

(3)
Net gas volumes and the related revenues included in our standardized measure include all wellhead volumes.

INDEPENDENT AUDITORS’ REPORT
To the Partners of Brix Oil & Gas Holdings LP and Harvest Royalties Holdings LP
We have audited the accompanying combined financial statements of Brix Oil & Gas LP and Harvest Royalties Holdings LP, both of which are under common management, which comprise the combined balance sheets as of December 31, 2020 and 2019, and the related combined statements of operations, partners’ capital, and cash flows for the years then ended, and the related notes to the combined financial statements.
Management’s Responsibility for the Combined Financial Statements
Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the companies’ preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies’ internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Brix Oil & Gas LP and Harvest Royalties Holdings LP as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
/s/ DELOITTE & TOUCHE LLP
February 22, 2021

BRIX OIL & GAS — ACQUIRED ENTITIES
COMBINED STATEMENTS OF OPERATIONS
(Amounts in Thousands)
	For the Year Ended December 31,
	2020	2019
Revenue:
Natural gas sales	$152,267	$114,782
Realized gain on commodity derivatives	38,043	9,923
Unrealized (loss) gain on commodity derivatives	(40,475)	25,610
Total revenue	149,835	150,315
Operating Expenses:
Lease operating	17,728	7,014
Gathering and treating	25,204	18,928
Production and ad valorem taxes	2,715	1,550
General and administrative	7,368	7,763
Monitoring fee	1,371	906
Depletion, depreciation and accretion	92,177	65,901
Exploration	26	546
Severance	121	—
Total operating expenses	146,710	102,608
Operating Income	3,125	47,707
Interest expense	(11,928)	(9,693)
Net Income	$(8,803)	$38,014
The accompanying notes are integral to the financial statements.

BRIX OIL & GAS — ACQUIRED ENTITIES
COMBINED BALANCE SHEETS
(Amounts in Thousands)
	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$17,660	$4,011
Accounts receivable	15,968	13,114
Accounts receivable from affiliates	21,581	13,646
Joint interest billing receivables	6,831	5,498
Derivatives	—	25,307
Prepaid and other	39	8
Total current assets	62,079	61,584
Natural gas properties (successful efforts):
Proved	463,045	353,492
Unproved	—	1,061
Accumulated depletion	(191,837)	(99,727)
Total natural gas properties, net	271,208	254,826
Derivatives	—	1,431
Total assets	$333,287	$317,841
Liabilities and Partners’ Capital
Current liabilities:
Accounts payable	$2,658	$1,146
Accrued expenses to affiliate	11,820	15,577
Accrued expenses	12,579	6,877
Revenue payable	11,786	7,974
Derivatives	8,284	—
Total current liabilities	47,127	31,574
Long-term liabilities:
Brix credit facility	121,760	120,470
Asset retirement obligations	888	627
Derivatives	5,453	—
Refundable deposits	2,784	2,727
Total liabilities	178,012	155,398
Commitments and contingencies
Partners’ capital	155,275	162,443
Total liabilities and partners’ capital	$333,287	$317,841
The accompanying notes are integral to the financial statements.

BRIX OIL & GAS — ACQUIRED ENTITIES
COMBINED STATEMENTS OF PARTNERS’ CAPITAL
(Amounts in Thousands)
Balance at December 31, 2018	$123,540
Equity-based compensation	889
Net income	38,014
Balance at December 31, 2019	$162,443
Equity-based compensation	1,635
Net income	(8,803)
Balance at December 31, 2020	$155,275
The accompanying notes are integral to the financial statements.

BRIX OIL & GAS — ACQUIRED ENTITIES
COMBINED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)
	For the Year Ended December 31,
	2020	2019
Operating Activities
Net income	$(8,803)	$38,014
Adjustments to reconcile net income to operating cash flow:
Depletion, depreciation and accretion	92,177	65,901
Amortization of financing costs	1,412	1,191
Equity-based compensation	1,635	889
Unrealized loss (gain) on commodity derivatives	40,475	(25,610)
Changes in assets and liabilities:
Accounts receivable	(10,783)	(7,842)
Joint interest billing receivables	(1,333)	(2,327)
Accounts payable and accrued expenses	6,492	2,816
Revenue payable	5,962	3,358
Other	27	150
Operating cash flow	127,261	76,540
Investing Activities
Proceeds from asset sales	—	1,832
Capital expenditures	(113,479)	(150,956)
Investing cash flow	(113,479)	(149,124)
Financing Activities
Proceeds from Brix credit facility	—	76,000
Deferred financing costs paid	(133)	(3,698)
Financing cash flow	(133)	72,302
Net increase (decrease) in cash and cash equivalents	13,649	(282)
Cash and cash equivalents at beginning of period	4,011	4,293
Cash and cash equivalents at end of period	$17,660	$4,011
Supplemental information
Cash paid for interest	$10,516	$8,502
Non-cash transactions
Accrued capital expenditures	$10,456	$15,637
The accompanying notes are integral to the financial statements.

BRIX OIL & GAS — ACQUIRED ENTITIES
NOTES TO COMBINED FINANCIAL STATEMENTS
(Amounts in Thousands)
1.
Nature of Business and Organization

The combined financial statements of Brix Oil & Gas — Acquired Entities (the “Company,” “Brix and Harvest” “Acquired Entities” “we,” “our,” or “us”) presented herein include the accounts of Brix Oil & Gas Holdings LP (“Brix”) and Harvest Royalties Holdings LP (“Harvest”, and collectively “the Brix Companies”).
The Brix Companies are engaged in the development, production and sale of natural gas and in the acquisition, ownership and administration of producing and nonproducing mineral and royalty interests located exclusively in the Haynesville and Mid-Bossier plays of the Haynesville Basin in Northern Louisiana. Our executive offices are located in Plano, Texas.
2.
Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation
These combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). We had no items of other comprehensive income for 2020 or 2019. We operate only one reportable segment. We have evaluated subsequent events through February 22, 2021, the date on which these financial statements were issued. The following entities were determined to be under common management and represent the operations of the Company:
•
Brix is a Delaware Limited Partnership formed in 2016. Brix is majority owned by Blackstone and members of management and is engaged in the exploration, development, production and sale of natural gas in the Haynesville play in Northern Louisiana, with executive offices in Plano, Texas. Brix has two wholly owned subsidiaries (Brix Operating LLC and Brix Federal Leasing Corporation) that are consolidated.

•
Harvest is a Delaware Limited Partnership formed in 2016. Harvest is majority owned by Blackstone and a member of management and is focused on the acquisition, ownership and administration of producing and nonproducing mineral, royalty, overriding royalty, net profits, and leasehold interests located exclusively in the Haynesville play in Northern Louisiana. Harvest has one wholly owned subsidiary (Harvest Operating LLC) that is consolidated.

Use of Estimates
Preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported revenue and expenses during the reporting period. Estimates of reserves are used to determine depletion and to conduct impairment analysis. Estimating reserves has inherent uncertainty, including the projection of future rates of production and the timing of development. Further, the COVID-19 outbreak has significantly decreased the demand for hydrocarbons, particularly oil. Concurrently, deterioration of production agreements between key global oil producers has led to an increase in supply. The confluence of these factors has caused significant volatility in oil and gas prices and has increased the inherent uncertainty in the estimate of reserves.
Cash and Cash Equivalents
We consider all highly liquid investments with an original maturity of three months or less to be cash equivalents. We had no cash equivalents as of December 31, 2020 or 2019.
Accounts Receivable
Accounts receivable principally consists of amounts due for sold but unpaid gas production. Accounts receivable from joint interest billings sent to our working interest partners are generally collected within 30 to 60 days after they are billed, which usually occurs within 10 days after each month’s end. We review our accounts receivable periodically, and if necessary, reduce the carrying amount by a valuation allowance that reflects our best estimate of potentially uncollectible amounts. We have made no allowances for uncollectible accounts receivable as of December 31, 2020 or 2019.
Natural Gas Properties
We utilize the successful efforts method of accounting for our natural gas producing activities, through which we capitalize all property acquisition costs and costs of development wells. Costs for exploratory wells are capitalized until we complete an evaluation of whether the wells yield proved reserves. If an exploratory well does not yield proved reserves, those costs are expensed as exploration expense.
We recognize geological and geophysical costs, including seismic studies, as exploration expense when incurred. We recognize expenditures for maintenance, repairs and minor renewals necessary to maintain properties in operating condition as lease operating expense when incurred. We capitalize major betterments, replacements and renewals as additions to property and equipment.
We account for acquisitions using the acquisition method which requires that assets acquired and liabilities assumed be recorded at fair value on the date of acquisition. In determining the fair value of the natural gas properties, we prepare estimates of natural gas reserves, using estimated future prices to apply to the estimated reserve quantities acquired and estimate future operating and development costs to arrive at the estimates of future cash flows. The valuations to derive the purchase price include proved categories of reserves, expectations for timing and amount of future development and operating costs, projections of future rates of production, expected recovery rates, reserve adjustment factors and a discount rate.
We deplete proved natural gas properties using the unit-of-production basis based on production and estimates of proved reserves. Because all of our natural gas properties are located in a single basin, we assess depletion on a single cost center. We deplete capitalized costs of proved mineral interests over total estimated proved reserves and capitalized costs of wells and related equipment and facilities over estimated proved developed reserves.
We review our proved properties for impairment annually in the fourth quarter, or whenever events and circumstances indicate that a decline in the recoverability of their carrying values may have occurred. We estimate the expected undiscounted future cash flows of our properties and compare such undiscounted future cash flows to the carrying amount of the properties. If the carrying amount exceeds the estimated undiscounted future cash flows, we adjust the carrying amount of the properties to estimated fair value. Our impairment analysis for natural gas properties does not include value associated with our derivative portfolio. There were no impairments on proved natural gas properties for either 2020 or 2019.
We review our unproved properties, if any, for impairment annually in the fourth quarter, or whenever events and circumstances indicate that a decline in the recoverability of their carrying values may have occurred. There were no impairments on unproved natural gas properties for either 2020 or 2019.
Asset Retirement Obligations
Asset retirement obligations (“ARO”) consist of our portion of future plugging and abandonment costs on our natural gas properties. We record the fair value of the liability for ARO in the period in which it is legally or contractually incurred. Upon initial recognition of the ARO, we capitalize an asset retirement cost by increasing the carrying amount of the natural gas properties by the same amount as the liability. In periods subsequent to initial measurement, the ARO is recognized as expense through depletion. Changes in the ARO are recognized for both the passage of time and revisions to either the timing or the amount of estimated cash flows. We recognize accretion expense for the impact of increasing the discounted liability to its estimated settlement value.
Revenue Recognition
Sales under our natural gas contracts are generally considered performed when title transfers to the purchaser at the tailgate of our gatherer’s plant. We recognize revenue when control transfers to the purchasers and we receive an agreed-upon index price, net of any price differentials.

Derivatives
To mitigate risks associated with market volatility, we enter into derivative financial instruments, including commodity swaps, to reduce the effects of natural gas price fluctuations on our production.
We recognize our derivatives as an asset or liability measured at fair value, with their changes in fair value recognized in earnings. The fair value of our commodity swaps is determined by references to published future market prices and interest rates. Our derivatives feature monthly settlements with the counterparties, the impact of which is reflected as an operating cash flow. We have not designated any derivative instruments as hedges and do not enter into such instruments for speculative purposes.
The fair value of our commodity swaps is determined by references to published future market prices and interest rates.
Strategic
Strategic costs include amounts paid to external parties for potential acquisitions or other non-recurring projects.
Income Taxes
As a limited partnership, we are not a taxpaying entity for federal income tax purposes. As such, we have not recorded federal income tax expense. Our limited partners are responsible for federal income taxes on their respective share of taxable income. We file federal income tax returns in the United States. We incurred de minimis state taxes, and the accompanying financial statements reflect such taxes.
As of December 31, 2020, our 2019, 2018 and 2017 tax returns remained open to possible examination by the tax authorities, and none are currently under examination by any tax authorities. We have incurred no penalties or interest related to tax matters, and we have no uncertain tax positions.
Concentrations of Credit Risk
Financial instruments that potentially subject us to a concentration of credit risk consist principally of cash, accounts receivable and derivatives. We maintain deposits primarily in one financial institution, the total of which regularly exceeds the amount covered by insurance provided by the U.S. Federal Deposit Insurance Corporation (“FDIC”). We have not experienced any losses related to this practice.
Vine Oil & Gas LP (“VOG”), an affiliate, markets the majority of our non-operated gas production to various purchasers. VOG remits to us the total of all amounts collected on our behalf. Our operated gas production utilizes an unaffiliated third party to market our operated gas production to various purchasers, which consist of credit-worthy counterparties, including major corporations and super majors, in our industry. This third party collects directly from the purchasers and remits to us the total of all amounts collected on our behalf less their fee for making such sales. Additionally, we sell a portion of our gas under fixed-term contracts with third-party purchasers who remit directly to us. Our receivables from purchasers are generally unsecured; however, we typically require purchasers that do not have investment grade credit ratings to post letters of credit. We have not experienced any credit losses to date.
The counterparties to our derivatives are financial institutions that we believe have acceptable credit ratings.
Generally, we have the right to offset future revenue disbursements against unpaid joint interest billing charges.
Recently Issued and Applicable Accounting Standards
Not Yet Adopted
The FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which introduces guidance for estimating credit losses on certain types of financial instruments based on expected losses and the timing of the recognition of such losses. We expect to adopt this guidance January 1, 2023, however, the impact is not expected to be material.

The FASB issued ASU No. 2016-02, Leases (Topic 842) which requires all leases greater than one year to be recognized as assets and liabilities. This ASU becomes effective for us beginning January 1, 2022 and we expect to adopt using a modified retrospective approach with certain available practical expedients. Oil and gas leases are excluded from the guidance. We are currently reviewing the contracts to which this new guidance applies and evaluating the new guidance to determine the impact it will have on our combined financial statements. We expect the adoption of this guidance will increase the assets and liabilities recorded on our Balance Sheet and are continuing to evaluate the impact of this standard on our statement of operations and cash flow. We also expect to elect the practical expedient to retain our existing accounting for land easements which were not previously accounted for as leases.
3.
Property and Equipment

	December 31,
	2020	2019
Proved natural gas properties subject to depletion	$463,045	$353,492
Unproved natural gas properties	—	1,061
Total capitalized costs	463,045	354,553
Less: Accumulated depletion	(191,837)	(99,727)
Natural gas properties, net	$271,208	$254,826
We recognized depletion expense for 2020 and 2019 of $92.1 million and $65.9 million, respectively.
4.
Asset Retirement Obligations

	December 31,
	2020	2019
Balance, beginning of period	$627	$397
Liabilities incurred	185	154
Acquired liabilities	—	33
Accretion expense	76	43
Balance, end of period	$888	$627

5.
Brix Credit Facility

As amended, the Brix Credit Facility had a fully committed face amount of $150 million at December 31, 2020 decreasing to $137.5 million on January 1, 2021 through maturity in March 2023. As of December 31, 2020, $25 million was available subject to an approved plan of development.
The Brix Credit Facility requires that we provide a first priority security interest in Brix oil and gas properties and substantially all of our personal property assets. The Brix Credit Facility has a 2% prepayment penalty of the amount outstanding from July 1, 2020 through June 30, 2021 and 1% of amounts outstanding from July 1, 2021 through June 30, 2022. There is no prepayment penalty from July 1, 2022 through maturity on March 31, 2023. Mandatory cash sweeps occur on a quarterly basis if Brix’ cash exceeds current liabilities by more than $7.5 million. Swept and repaid amounts cannot be redrawn after being paid are not subject to prepayment penalties. There were no sweeps in 2020 or 2019.
The Brix Credit Facility includes covenants typical for facilities of this type. The covenants cover matters such as mandatory reserve reports, the responsible operation and maintenance of properties, certifications of compliance, required disclosures to the lender, notices under other material instruments, notices of sales of oil and gas properties, and changes to the development program outlined in the agreement. It also places limitation on the incurrence of additional indebtedness, retaining excessive cash, restricted payments, distributions, investments outside of the ordinary course of business and limitations on the amount of commodity and interest rate hedges that can be put in place. Under the Brix Credit Facility, an initial public offering would trigger immediate repayment of the outstanding balance.

The Brix Credit Facility bears an interest rate of LIBOR plus an additional margin of 7.25%. As of December 31, 2020, borrowings under the Brix Credit Facility had an interest rate of 7.4%. Total 2020 and 2019 interest expense, including amortization of deferred debt issuance costs, was $11.9 million and $9.7 million, respectively.
Brix credit facility consisted of the following:
	December 31,
	2020	2019
Brix Credit facility, face amount	$125,000	125,000
Net deferred finance costs	(3,240)	(4,530)
Total Brix Credit facility	121,760	120,470
Less: short-term portion	—	—
Total Brix Credit facility	$121,760	$120,470

6.
Fair Value Measurements

Certain of our assets and liabilities are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. GAAP establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and lowest priority to unobservable inputs (Level 3 measurement).
The three levels of fair value hierarchy are as follows:
•
Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

•
Level 2 — Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies.

•
Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

We classify financial assets and liabilities based on the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair values of assets and liabilities and their placement within the fair value hierarchy levels.
The carrying values of financial instruments, including accounts receivable and accounts payable, approximate fair value due to the short maturity of these instruments. None of our financial instruments are held for trading purposes.
Certain assets are measured at fair value on a non-recurring basis. These assets can include long-lived assets that have been reduced to fair value when they are held for sale, the initial recognition of ARO and proved and unproved properties that are written down to fair value when they are impaired. The fair value of our natural gas properties is determined using valuation techniques consistent with the income and market approach.
Assets acquired in business combinations are recorded at their fair value as of the date of acquisition. The inputs used to determine such fair value are primarily based upon internally developed cash flow models and would generally be considered as Level 3.
The factors used to determine fair value are subject to management’s judgment and expertise and include, but are not limited to, recent sales prices of comparable properties; the present value of future cash flows, net of estimated operating and development costs using estimates of proved reserves; future commodity pricing; future production estimates; anticipated capital expenditures; and various discount rates commensurate with the risk and current market conditions associated with the expected cash flow projected. These assumptions represent Level 3 inputs.
7.
Derivative Instruments

Derivative assets and liabilities are presented below as gross assets and liabilities, without regard to master netting arrangements, which are considered in the presentation of derivative assets and liabilities in the accompanying balance sheets.
The following table summarizes the gross fair value of our derivative assets and liabilities and the effect of netting:
	Balance Sheet Classification	Gross Amounts	Netting Adjustment	Net Amounts Presented on the Balance Sheet
December 31, 2020
Assets:
Current assets		$3,125	(3,125)	$—
Noncurrent assets		1,001	(1,001)	—
Total assets		$4,126	$(4,126)	$—
Liabilities:
Current liabilities		$11,409	$(3,125)	$8,284
Noncurrent liabilities		6,454	(1,001)	5,453
Total liabilities		$17,863	$(4,126)	$13,737
December 31, 2019
Assets:
Current assets		$25,307	$—	$25,307
Noncurrent assets		3,325	(1,894)	1,431
Total assets		$28,632	$(1,894)	$26,738
Liabilities:
Current liabilities		$—	$—	$—
Noncurrent liabilities		1,894	(1,894)	—
Total liabilities		$1,894	$(1.894)	$—
Commodity Derivatives
The following summarizes our commodity derivative positions as of December 31, 2020:
Natural Gas Swaps
	Production Year	Average Daily Volumes (MMBtu)	Weighted Average Swap Price ($/MMBtu)
2021		216,019	$2.54
2022		173,582	$2.54
2023		51,140	$2.43
2024		3,357	$2.43
Sold Natural Gas Calls
	Production Year	Average Daily Volumes (MMBtu)	Weighted Average Call Price ($/MMBtu)
2021		2,041	$3.20

8.
Partners’ Capital and Profit Interests Awards

Background
Our Limited Partnership Agreement (the “Agreement”) authorizes us to issue two classes of equity interests: General Partner Interests and Limited Partnership Interests. The Limited Partnership Interests are divided into three series: Class A Units, Class B Units and Class C Units, each with the rights, privileges, preferences, restrictions and obligations as provided in the Agreement.
A total of 100 General Partner Interests are authorized for issuance for each Partnership, 100 Class A Units, 2,000,000 Class B Units and 5,000 Class C Units. Each Class B Unit and Class C Unit has a fixed price of $1,000.
In general, cash distributions follow a waterfall set out in the Agreements whereby the Class B and Class C Unit Holders (collectively, the “Common Unit Holders”) receive payment until they have received distributions equal to the amount of their respective capital contributed. Once the capital is returned and certain rate of returns are achieved, distributions will be made to Class A Unit Holders in accordance with the Agreements. The distributions to Class A Holders increase based on stated return thresholds to the Common Unit Holders.
Class A Units
The Class A Units are Partnership interests that provide economic incentives to our employees who receive them. The Class A Units are intended to be “profits interests.” The Class A Units vest over a five-year period and may be forfeited or repurchased by the Company under certain circumstances as set forth in the plan governing the Class A Units and individual Class A Unit grant agreements.
The Company has granted Class A Units to select members of the Company’s management. Most of the Class A Units are treated as conditionally vesting equity but are deemed to be a profit sharing arrangement due to certain forfeiture or repurchase features of the plan. Award recipients may derive economic value in the instrument through profit sharing distributions. As such, we treat these Class A Units as profit-sharing arrangements that will trigger no compensation expense until amounts payable under such awards become probable and estimable. Holders of Class A Units generally must be employed at the time of distributions in order to receive any payments. No distributions were made or accrued during 2020 or 2019.
The remainder of the Class A Units are deemed to be equity due to their distinct forfeiture and repurchase features. As such, the units, are accounted for as equity-based compensation and are subject to remeasurement at fair value at each reporting period. We utilized the Black Scholes option pricing method to estimate fair value of the Class A equity-based compensation awards, which included probability of various outcomes. Expected volatilities are based on historical volatilities of the stock of comparable companies in our industry. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Actual results may vary depending on the assumptions applied within the model.
Brix Class A Units
The Brix Class A Units treated as equity-based compensation awards were all issued in 2015. The fair value of the Brix Class A Units treated as equity-based compensation was approximately $7.0 million as of December 31, 2020 and 2019. The Brix Class A Units vest ratably over a five-year period conditioned upon continued service. Compensation expense recognized during 2020 and 2019 was $1.6 million and $0.9 million, respectively.

The following table summarizes the Brix Class A Unit Activity:
	Brix Class A Units
	Equity-based Compensation Awards	Profit-Sharing Arrangement	Total
Outstanding at December 31, 2018	40.0	51.0	91.0
Granted	—	9.0	9.0
Forfeited	—	—	—
Outstanding at December 31, 2019	40.0	60.0	100.0
Granted	—	2.0	2.0
Forfeited	—	(6.0)	(6.0)
Outstanding at December 31, 2020	40.0	56.0	96.0
Harvest Class A Units
As of December 31, 2020 and 2019, Harvest had 54.5 Class A Units outstanding, including those granted to the CEO.
The grant date fair value of the Harvest Class A equity-based compensation awards are de minimis.
Brix Class B Units
As of December 31, 2020 and 2019, 121,678 Class B Units were issued and outstanding to Blackstone in consideration for their capital contributions.
Harvest Class B Units
As of December 31, 2020 and 2019, 2,746 Class B Units were issued and outstanding to Blackstone in consideration for their capital contributions.
Brix Class C Units
As of December 31, 2020 and 2019, 2,615 and 2,558 Class C Units, respectively, were issued and outstanding to members of management in consideration for their capital contributions.
Harvest Class C Units
As of December 31, 2020 and 2019, 169 Class C Units were issued and outstanding to members of management in consideration for their capital contributions.
9.
Commitments and Contingencies

Litigation
Occasionally, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other natural gas producers, our operations are subject to extensive and rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. We are not currently a party to a material legal proceeding and are not aware of any material legal or governmental proceedings against us or contemplated to be brought against us.
Environmental Remediation
We are engaged in natural gas exploration and production and may become subject to certain liabilities as they relate to environmental cleanup of well sites or other environmental restoration procedures as they relate to the drilling of gas wells and the operation thereof. In connection with our acquisition of existing or previously drilled wells, we may not be aware of the environmental safeguards that were taken at the time such wells were drilled or operated. Should we determine that a liability exists with respect to any environmental cleanup or restoration, we would be responsible for curing such a violation. No material claim has been made, nor are we aware of any liability that exists, as it relates to any material environmental cleanup or restoration or the violation of any rules or regulations relating thereto.
10.
Related Party Transactions

The monitoring fee that we recognized on our statements of operations is paid under a management and consulting agreement with Blackstone and our CEO, via Vintner Resources LLC, of which approximately 99% was attributable to Blackstone.
VOG and its wholly owned subsidiary, Vine Management Services LLC (“VMS”), provide certain operational, technical and administrative services to us. During 2020 and 2019, VMS billed us $8.6 million and $8.9 million, respectively, for services rendered, and administrative, LOE and exploration costs incurred, including a service fee totaling $0.2 million in both 2020 and 2019.
During 2020 and 2019, VOG issued joint interest bills to us totaling $48.2 million and $54.7 million, respectively, for our share of capital and operating expenditures on wells that VOG operates and in which we have a working interest.
During 2020 and 2019, we received $57.7 million and $67.2 million, respectively, from VOG for revenue in wells in which we participate.
During 2020 and 2019, we issued joint interest bills to VOG totaling $1.2 million and $0.7 million, respectively, for their share of capital and operating expenditures on wells that we operate and in which VOG has a working interest.
During 2020 and 2019, we paid $6.1 million and $0.1 million, respectively, to VOG for revenue in wells in which they participate.
In 2020 and 2019, we purchased $3.5 million and $4.1 million, respectively, in assets used in drilling and operating costs from VOG. In 2020 and 2019, we sold $0.4 million and $0.2 million, respectively, in assets to VOG.
11.
Supplemental Natural Gas Reserve Information

Natural Gas Quantities and Property Summary
Our reserves were prepared by the independent engineering firm W.D. Von Gonten & Co. All our reserves are located within the stacked Haynesville and Mid-Bossier shale plays in the Haynesville Basin of Northwest Louisiana. Proved natural gas reserves are the estimated quantities of natural gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in the future from known reservoirs under existing economic and operating conditions. Proved developed natural gas reserves are proved reserves expected to be recovered through existing wells and equipment in place and under operating methods being utilized at the time the estimates were made. A variety of methodologies are used to determine our proved reserve estimates. The principal methodologies employed, often in combination, are decline curve analysis, advance production type curve matching, petro physics/log analysis and analogy. Reserve estimates are inherently imprecise and estimates of new discoveries and undeveloped locations are more imprecise than estimates of established producing natural gas properties. Accordingly, these estimates are expected to change as future information becomes available.

The following summarizes the changes in our proved reserves (in MMcf):
Balance at December 31, 2018	402,175
Production	(52,503)
Revision of previous estimates(1)	(75,082)
Acquisitions of reserves(2)	862
Extensions and discoveries(3)	376,742
Balance at December 31, 2019	652,194
Production	(85,641)
Revision of previous estimates(4)	(287,359)
Acquisitions of reserves(5)	51,224
Extensions and discoveries(6)	180,963
Balance at December 31, 2020	511,381
Proved developed reserves at:
December 31, 2018	63,715
December 31, 2019	138,258
December 31, 2020	143,917
Proved undeveloped reserves at:
December 31, 2018	338,460
December 31, 2019	513,936
December 31, 2020	367,464

(1)
Revision of previous estimates include changes to development plan resulting in reclassifying 26 PUD locations as they now reside outside of the 5-year development window and working interest adjustments. These negative revisions are somewhat offset by improved well performance of producing wells and resulting PUD type curve revisions, along with revisions associated with lateral length extensions. Revision of previous estimates reflect changes in previous estimates attributable to negative changes in economic factors of 78,582 MMcf, combined with positive changes in non-economic factors of 3,500 MMcf, including:

•
Economic factors include revisions caused by commodity prices (decrease of 122,916 MMcf) offset by positive overall cost reductions (increase of 44,334 MMcf); and

•
Non-economic factors include well performance improvements (increase of 36,729 MMcf), working interests revisions (decrease of 6,104 MMcf), changes resulting from the removal of proved undeveloped locations (decrease of 49,031 MMcf) and other revisions due to changes in a previously adopted development plan (increase of 21,906 MMcf).

(2)
Acquisitions of reserves represent acquisition of some additional leases resulting in 6 new PUD locations.

(3)
Extensions and discoveries represent extensions to reserves attributable to additional 93 gross drilling Locations to be developed by 2024 (as that year entered the 5-year development window), reflect updated rig count and include development plan revisions to incorporate longer laterals and conversion of 4 non-proved locations to producing in 2019.

(4)
Revision of previous estimates include changes to development plan resulting in reclassifying 101 PUD locations as they now reside outside of the 5-year development window. These negative revisions are somewhat offset by working and mineral interests adjustments, improved well performance of producing new wells and PUD type curve revisions. Revision of previous estimates reflect changes in previous estimates attributable to negative changes in economic factors of 256,765 MMcf, combined with negative changes in non-economic factors of 30,594 MMcf, including:

•
Economic factors include revisions caused by commodity prices (decrease of 396,978 MMcf) offset by positive overall cost reductions (increase of 140,213 MMcf); and

•
Non-economic factors include well performance improvements (increase of 31,600 MMcf), working interests revisions (increase of 6,434 MMcf), changes resulting from the removal of proved undeveloped locations (decrease of 70,388 MMcf) and other revisions due to changes in a previously adopted development plan (increase of 1,760 MMcf).

(5)
Acquisitions of reserves represent some additional lease acquisitions in certain sections that increased our working interest.

(6)
Extensions and discoveries represent extensions to reserves attributable to additional 64 gross drilling locations to be developed by 2025 (as that year entered the 5-year development window) and include development plan revisions to incorporate longer laterals and conversion of 8 non-proved locations to producing in 2020.

Our estimated proved reserves were determined using average first-day-of-the-month prices for the prior 12 months in accordance with SEC guidance. As of December 31, 2020, the SEC Price Deck was $1.99/MMBtu (Henry Hub Price) for natural gas. In determining our reserves, the SEC Price Deck was adjusted for basis differentials and other factors affecting the prices we receive. The average resulting price used was as of December 31, 2020 was $1.73 per Mcf.
The carrying value of our natural gas assets was:
	December 31,
	2020	2019
Proved natural gas properties subject to depletion	$463,045	$353,492
Unproved natural gas properties	—	1,061
Total capitalized costs	463,045	354,553
Less: Accumulated depletion	(191,837)	(99,727)
Natural gas properties, net	$271,208	$254,826
Our capital costs incurred for acquisition and development activities were:
	December 31,
	2020	2019
Proved acreage	$2,545	$2,748
Unproved acreage	—	3,229
Development costs	105,701	141,429
Total	$108,246	$147,406
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Natural Gas Reserves
We develop the standardized measure of discounted future net cash flows from production of proved reserves by: estimating quantities of proved reserves and future periods during which they are expected to be produced based on year-end economic conditions, calculating estimated future cash flows by multiplying production by the twelve-month average of the first of the month prices, determining the future production and development costs based on year-end economic conditions and discounting future net cash flows by applying a rate of 10%.
The assumptions used to compute the standardized measure are those prescribed by the FASB and the SEC and do not reflect the expected undiscounted or discounted cash flows or the estimated fair value. The limitations inherent in the reserve quantity estimation process, as previously discussed, are equally applicable to the standardized measure computations, since these reserve quantity estimates are the basis for the valuation process.

The standardized measure was:
	December 31,
	2020	2019
Future natural gas sales	$882,384	$1,509,782
Future production costs	(322,655)	(453,796)
Future development costs(1)	(303,403)	(591,976)
Future income tax expense(2)	—	—
Future net cash flows	$256,326	$464,010
10% annual discount	(78,744)	(164,539)
Standardized measure of discounted future net cash flows	$177,582	$299,471
The primary changes in the standardized measure were:
	December 31,
	2020	2019
Balance at beginning of period(2)	$299,471	$214,405
Sales of natural gas, net(3)	(106,633)	(87,167)
Revision of previous quantity estimates and extensions	(6,968)	87,554
Acquisitions of reserves	10,965	1,293
Previously estimated development costs incurred	57,863	81,841
Net changes in future development costs	14,020	60,882
Net changes in prices	(126,299)	(78,163)
Accretion of discount	29,947	21,440
Net change in income taxes(2)	—	—
Changes in timing and other differences	5,216	(2,614)
Balance at end of period(1)	$177,582	$299,471

(1)
Our calculations of future development costs include costs associated with the abandonment of the proved properties, including the costs related to undrilled proved locations.

(2)
Future net cash flows do not include the effects of income taxes on future revenues because we were a limited partnership not subject to entity-level income taxation as of December 31, 2020 and 2019. Accordingly, no provision for federal or state corporate income taxes has been provided because taxable income was passed through to the partners. If we had been subject to entity-level income taxation, the unaudited future income tax expense at December 31, 2020 and 2019 would have been $31.5 million and $63.8 million, respectively, which is calculated based on an estimated 25.62% blended statutory U.S. federal and state tax rate. The unaudited standardized measure at December 31, 2020 and 2019 would have been $146.1 million and $235.7 million, respectively.

(3)
Net gas volumes and the related revenues included in our standardized measure include all wellhead volumes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholder of
Vine Energy Inc.
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Vine Energy Inc. (the “Company”) as of December 31, 2020 and 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
February 22, 2021
We have served as the Company’s auditor since 2016.

VINE ENERGY INC.
BALANCE SHEETS
	December 31, 2020	December 31, 2019
Assets
Total assets	$—	$—
Stockholders’ equity
Notes receivable from Vine Investment LLC	$(10)	$(10)
Common stock, $0.01 par value; authorized 1,000 shares; 1,000 issued and outstanding at December 31, 2020 and December 31, 2019	$10	$10
Total stockholders’ equity	$—	$—
The accompanying notes are integral to the balance sheets.

VINE ENERGY INC.
NOTES TO BALANCE SHEETS
1. Nature of Operations
Vine Energy Inc. (“Vine”) was formed on December 30, 2016, pursuant to the laws of the State of Delaware to become a holding company for Vine Oil & Gas LP.
2. Summary of Significant Accounting Policies
Basis of Accounting and Presentation
These balance sheets have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate statements of income, changes in stockholder’s equity and of cash flows have not been presented because Vine has had no business transactions or activities to date. We have evaluated subsequent events through February 22, 2021 the date on which the balance sheets were available for issuance.

21,500,000 Shares
Vine Energy Inc.
Class A Common Stock

Prospectus

Citigroup	Credit Suisse	Morgan Stanley

Barclays	BofA Securities	RBC Capital Markets

Blackstone
Capital One Securities	KeyBanc Capital Markets		MUFG
CastleOak Securities, L.P.	Drexel Hamilton	Ramirez & Co., Inc.	Stern
March 17, 2021
Through and including April 11, 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to an unsold allotment or subscription.

ANNEX F

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

☒
QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2021
Or
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission FileNumber: 001-40239

VINE ENERGY INC.
(Exact name of Registrant as specified in its charter)

Delaware	81-4833927
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)
5800 Granite Parkway, Suite 550 Plano, Texas 75024	75024
(Address of principal executive offices)	(Zip Code)
(469)606-0540
(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.01 per share	VEI	NYSE
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 ofRegulation S-T(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).       Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, anon-acceleratedfiler, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant is a shell company (as defined inRule 12b-2of the Exchange Act).       Yes ☐ No ☒
The number of outstanding shares of the registrant’s common stock, $0.01 par value, as of August 13, 2021 was 41,040,721.

Vine Energy Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The information in this Quarterly Report onForm 10-Q(this “Report”) includes “forward-looking statements.” All statements, other than statements of historical fact included in this Report, regarding our strategy, future operations, financial position, estimated revenue and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this Report, the words “could,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under “Risk Factors” in Vine Energy Inc.’s Registration Statement filed pursuant to Rule 424(b)(4) on March 19, 2021 with the Securities and Exchange Commission. These forward-looking statements are based on management’s current belief, based on currently available information, as to the outcome and timing of future events.
Forward-looking statements may include statements about:
•
our business strategy;

•
our reserves;

•
our financial strategy, liquidity, and capital required for our development program;

•
our realized or expected natural gas prices;

•
our timing and amount of future production of natural gas;

•
our hedging strategy and results;

•
our future drilling plans and cost estimates;

•
our competition and government regulations;

•
our pending legal or environmental matters;

•
our ability to make business acquisitions;

•
the impact ofthe COVID-19 pandemicand its effect on our business and financial condition;

•
general economic conditions;

•
credit markets;

•
our future operating results; and

•
our future plans, objectives, expectations, and intentions.

We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the exploration for and development, production and sale of natural gas. These risks include, but are not limited to, commodity price volatility, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating natural gas reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under “Risk Factors” in Vine Energy Inc.’s Registration Statement filed pursuant to Rule 424(b)(4) on March 19, 2021 with the Securities and Exchange Commission.
Reserve engineering is a method of estimating underground accumulations of natural gas and oil that cannot be measured in an exact way. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities may justify revisions of previous estimates. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of natural gas and oil that are ultimately recovered.

Glossary of Oil and Natural Gas Terms
The following are abbreviations and definitions of certain terms used in this document, which are commonly used in the oil and natural gas industry:
•
“Basin” refers to a geographic area containing specific geologic intervals.

• “Btu” means one British thermal unit, the quantity of heat required to raise the temperature of a one pound mass of water by one degree Fahrenheit.
•
“CapEx” means capital expenditures.

•
“D&C” means drilling and completion costs.

•
“Estimated ultimate recovery” or “EUR” means the sum of reserves remaining as of a given date and cumulative production as of that date. As used in this Quarterly Report, EUR includes only proved reserves and is based on our reserve estimates.

•
“Field” means an area consisting of a single reservoir or multiple reservoirs all grouped on, or related to, the same individual geological structural feature or stratigraphic condition. The field name refers to the surface area, although it may refer to both the surface and the underground productive formations.

•
“Formation” means a layer of rock which has distinct characteristics that differs from nearby rock.

•
“Henry Hub” means the distribution hub on the natural gas pipeline system in Erath, Louisiana, owned by Sabine Pipe Line LLC, which serves as the delivery location for gas futures contracts on the NYMEX.

•
“Drilling locations” means total gross locations that may be able to be drilled on our existing acreage. A portion of our drilling locations constitute estimated locations based on our acreage and spacing assumptions.

•
“LNG” means liquified natural gas.

•
“Mcf” means one thousand cubic feet of natural gas.

•
“MMBtu” means one million Btu.

•
“MMBtud” means one MMBtu per day.

•
“MMcf” means one million cubic feet of natural gas.

•
“MMcfd” means one MMcf per day.

•
“NYMEX” means the New York Mercantile Exchange.

•
“Proved reserves” means the reserves which geological and engineering data demonstrate with reasonable certainty to be commercially recoverable in future years from known reservoirs under existing economic and operating conditions.

•
“Reservoir” means a porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock and is separate from other reservoirs.

•
“Spacing” means the distance between wells producing from the same reservoir. Spacing is often expressed in terms of acres(e.g., 40-acre spacing)and is often established by regulatory agencies.

•
“Unit” means the joining of all or substantially all interests in a specific reservoir or field, rather than a single tract, to provide for development and operation without regard to separate mineral interests. Also, the area covered by a unitization agreement.

•
“Wellbore” or “well” means a drilled hole that is equipped for natural gas production.

•
“Working interest” means the right granted to the lessee of a property to explore for and to produce and own natural gas or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

Names of Entities
•
“Blackstone” refers collectively, to investment funds affiliated with or managed by The Blackstone Group L.P.

•
“Brix” refers to Brix Oil & Gas Holdings LP.

•
“Brix Companies” refers to Brix and Harvest on a combined basis as acquired by Vine Holdings prior to the initial public offering.

•
“Brix GP” refers to Brix Oil & Gas Holdings GP LLC.

•
“Brix Investment” refers to Brix Investment LLC.

•
“Brix Investment II” refers to Brix Investment II LLC.

•
“Harvest” refers to Harvest Royalties Holdings LP.

•
“Harvest GP” refers to Harvest Royalties Holdings GP LLC.

•
“Harvest Investment” refers to Harvest Investment LLC.

•
“Harvest Investment II” refers to Harvest Investment II LLC.

•
“Vine,” “Company,” “we,” “our,” “us” or like terms refers to Vine Energy Inc. individually and collectively with its subsidiaries, as the context requires.

•
“Vine Holdings” refers to Vine Energy Holdings LLC and its consolidated subsidiaries.

•
“Vine Investment” refers to Vine Investment LLC.

•
“Vine Investment II” refers to Vine Investment II LLC.

•
“Vine Oil & Gas,” “Predecessor” refers to Vine Oil & Gas Parent LP.

•
“Vine Oil & Gas GP” refers to Vine Oil & Gas Parent GP LLC.

PART I — FINANCIAL INFORMATION
Item 1.   Financial Statements
VINE ENERGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data — unaudited)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
Revenue:
Natural gas sales	$233,851	$84,116	$387,837	$176,659
Realized (loss) gain on commodity derivatives	(24,022)	45,686	(24,782)	87,730
Unrealized loss on commodity derivatives	(274,279)	(58,727)	(309,382)	(63,366)
Total revenue	(64,450)	71,075	53,673	201,023
Operating Expenses:
Lease operating	16,522	11,477	31,482	24,472
Gathering and treating	28,750	20,387	49,351	36,769
Production and ad valorem taxes	6,018	4,286	10,000	8,435
General and administrative	4,772	1,349	7,355	4,680
Monitoring fee	—	1,787	2,077	3,525
Stock-based compensation for Existing Management Owners	13,665	—	13,665	—
Depletion, depreciation and accretion	125,125	85,610	222,197	167,934
Exploration	89	60	89	135
Strategic	—	1,551	—	2,113
Severance	—	326	—	326
Write-offof deferred offering costs	—	—	—	5,787
Total operating expenses	194,941	126,833	336,216	254,176
Operating Income	(259,391)	(55,758)	(282,543)	(53,153)
Interest Expense:
Interest	(23,317)	(28,713)	(53,110)	(58,064)
Loss on extinguishment of debt	(73,089)	—	(77,971)	—
Total interest expense	(96,406)	(28,713)	(131,081)	(58,064)
Income before income taxes	(355,797)	(84,471)	(413,624)	(111,217)
Income tax provision	(4,455)	(100)	(4,620)	(250)
Net income	$(360,252)	$(84,571)	$(418,244)	$(111,467)
Net income attributable to Predecessor	$—		$(28,939)
Net income attributable to noncontrolling interest	$(161,888)		$(175,032)
Net income attributable to Vine Energy Inc.	$(198,364)		$(214,273)
Net income per share attributable to Vine Energy Inc.:
Basic	$(4.83)		$(9.46)
Diluted	$(4.83)		$(9.46)
Weighted average shares outstanding:
Basic	41,040,721		22,638,796
Diluted	41,040,721		22,638,796
The accompanying notes are integral to the financial statements.

VINE ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, expect share data — unaudited)
	June 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$54,988	$15,517
Accounts receivable	116,304	77,129
Joint interest billing receivables	16,765	18,280
Prepaid and other	7,282	3,626
Total current assets	195,339	114,552
Natural gas properties (successful efforts):
Proved	3,247,470	2,722,419
Unproved	89,993	—
Accumulated depletion	(1,598,983)	(1,380,065)
Total natural gas properties, net	1,738,480	1,342,354
Other property and equipment, net	11,722	7,936
Operating leaseright-of-useassets	15,631	—
Other	11,172	2,921
Total assets	$1,972,344	$1,467,763
Liabilities and Stockholders’ Equity / Partners’ Capital
Current liabilities:
Accounts payable	$6,854	$20,986
Accrued liabilities	111,929	90,004
Revenue payable	51,678	37,552
Operating leases	9,503	—
Derivatives	270,853	19,948
Total current liabilities	450,817	168,490
Long-term liabilities:
New RBL	35,000	—
Prior RBL	—	183,569
Second lien credit facility	144,507	142,947
Unsecured debt	930,476	898,225
Asset retirement obligations	24,104	21,889
TRA liability	6,985	—
Operating leases	6,128	—
Derivatives	113,402	38,341
Other	—	4,241
Total liabilities	1,711,419	1,457,702
Commitments and contingencies
Stockholders’ Equity / Partners’ Capital
Partners’ capital	—	10,061
Class A common stock, $0.01 par value, 350,000,000 shares authorized, 41,040,721 outstanding at June 30, 2021	410	—
Class B common stock, $0.01 par value, 150,000,000 shares authorized, 34,218,535 outstanding at June 30, 2021	342	—
Additionalpaid-incapital	355,321	—
Retained earnings	(214,273)	—
Total stockholders’ equity attributable to Vine Energy Inc.	141,800	10,061
Non-controlling interest	119,125	—
Total stockholders’ equity / partners’ capital	260,925	10,061
Total liabilities and stockholders’ equity / partners’ capital	$1,972,344	$1,467,763
The accompanying notes are integral to the financial statements.

VINE ENERGY INC.
CONSOLIDATED STATEMENTS OF EQUITY
(In thousands — unaudited)
	Partners’ Capital	Class A Common Stock		Class B Common Stock		APIC	Retained Earnings	Total stockholders’ equity attributable to Vine Energy Inc.	Non- controlling Interest	Total stockholders’ equity / partners’ capital
		Shares	Amount	Shares	Amount
Balance – December 31, 2019	$462,517	—	$—	—	$—	$—	$(170,262)	$292,255	$—	$292,255
Net income attributable to Predecessor	—	—	—	—	—	—	(26,896)	(26,896)	—	(26,896)
Balance – March 31, 2020	462,517	—	—	—	—	—	(197,158)	265,359	—	265,359
Net income attributable to Predecessor	—	—	—	—	—	—	(84,571)	(84,571)	—	(84,571)
Balance – June 30, 2020	$462,517	—	$—	—	$—	$—	$(281,729)	$180,788	$—	$180,788
Balance – December 31, 2020	$432,517	—	$—	—	$—	$—	$(422,456)	$10,061	$—	$10,061
Net income attributable to Predecessor	—	—	—	—	—	—	(28,939)	(28,939)	—	(28,939)
Balance prior to Corporate Reorganization and Offering	432,517	—	—	—	—	—	(451,395)	(18,878)	—	(18,878)
Equity issued in Brix Companies acquisition	—	6,740	67	16,832	168	329,770	—	330,005	—	330,005
Reclassification of refundable deposits	6,706	—	—	—	—	—	—	6,706	—	6,706
Predecessor conversion for Class A Common Stock and Class B Common Stock	(439,223)	9,576	96	17,387	174	(12,442)	451,395	—	—	—
Issuance of Class A Common Stock in Offering, net of fees	—	24,725	247	—	—	321,724	—	321,971	—	321,971
Initial allocation of non-controlling interest in Vine Holdings	—	—	—	—	—	(290,646)	—	(290,646)	290,646	—
Net income attributable to shareholders	—	—	—	—	—	—	(15,909)	(15,909)	(13,144)	(29,053)
Balance – March 31, 2021	—	41,041	410	34,219	342	348,406	(15,909)	333,249	277,502	610,751
Offering costs	—	—	—	—	—	(532)	—	(532)	(444)	(976)
Distribution to Existing Owners	—	—	—	—	—	—	—	—	(2,263)	(2,263)
Stock-based compensation for Existing Management Owners	—	—	—	—	—	7,447	—	7,447	6,218	13,665
Net income attributable to shareholders	—	—	—	—	—	—	(198,364)	(198,364)	(161,888)	(360,252)
Balance – June 30, 2021	$—	41,041	$410	34,219	$342	$355,321	$(214,273)	$141,800	$119,125	$260,925
The accompanying notes are integral to the financial statements.

VINE ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands — unaudited)
	For the Six Months Ended June 30,
	2021	2020
Operating Activities
Net income	$(418,244)	$(111,467)
Adjustments to reconcile net income to operating cash flow:
Depletion, depreciation and accretion	222,197	167,934
Amortization of financing costs and debt discount	5,128	8,802
Non-cashloss on extinguishment of debt	15,398	—
Cash redemption premiums on extinguishment of debt	62,573	—
Non-cashwrite-offof deferred offering costs	—	5,787
Non-cashstock-based compensation	13,665	—
Unrealized loss on commodity derivatives	309,382	63,366
Volumetric and production adjustment to gas gathering liability	—	(2,567)
Other	131	(2)
Changes in assets and liabilities:
Accounts receivable	1,049	9,582
Joint interest billing receivables	5,798	(5,010)
Accounts payable and accrued liabilities	(5,579)	5,806
Revenue payable	154	(7,576)
Other	(5,632)	1,599
Operating cash flow	206,020	136,254
Investing Activities
Cash received in acquisition of the Brix Companies	19,858	—
Capital expenditures	(171,387)	(161,903)
Investing cash flow	(151,529)	(161,903)
Financing Activities
Repayment of Brix Credit Facility	(127,500)	—
Proceeds from New RBL	73,000	—
Repayment of New RBL	(38,000)	—
(Repayment) proceeds of Prior RBL	(190,000)	75,000
Proceeds from 6.75% Notes	950,000	—
Repayment of unsecured notes, including redemption premiums	(972,573)	—
Proceeds from issuance of Class A common stock, net of fees	320,995	—
Deferred financing costs	(28,679)	(4,220)
Distribution for tax to Existing Owners	(2,263)	—
Financing cash flow	(15,020)	70,780
Net increase in cash and cash equivalents	39,471	45,131
Cash and cash equivalents at beginning of period	15,517	18,286
Cash and cash equivalents at end of period	$54,988	$63,417
Non-cashinvesting and financing transactions:
Accrued capital expenditures	$34,730	$9,590
Acquisition of the Brix Companies	$336,990	$—
The accompanying notes are integral to the financial statements.

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 1. Organization and Nature of Operations
Vine Energy Inc. (the “Company” or “Vine Energy”) is a Delaware corporation that was formed for the purpose of effectuating the Company’s initial public offering (the “Offering”) that closed in March 2021. Following the Offering and the transactions related thereto, the Company became a holding company whose sole material asset consists of membership interests in Vine Energy Holdings LLC (“Vine Holdings”). Vine Holdings owns all of the outstanding limited partnership interests in each of Vine Oil & Gas Parent LP (“Vine Oil & Gas”), Brix Oil and Gas Holdings LP (“Brix”) and Harvest Royalties Holdings LP (“Harvest”), the operating subsidiaries through which we operate our assets, and all of the outstanding equity in each of Vine Oil & Gas Parent GP LLC (“Vine Oil & Gas GP”), Brix Oil & Gas Holdings GP LLC (“Brix GP”) and Harvest Royalties Holdings GP LLC (“Harvest GP”), the general partners of Vine Oil & Gas, Brix and Harvest, respectively. Vine Oil & Gas is the accounting predecessor to the Company for all periods prior to the Offering as discussed herein.
The Company is the managing member of Vine Holdings and controls and is responsible for all operational, management and administrative decisions relating to Vine Holdings’ business and consolidates the financial results of Vine Holdings and its subsidiaries. Through our operating subsidiaries, we are engaged in the development, production and sale of natural gas in the Haynesville andMid-Bossierplays of the Haynesville Basin in Northern Louisiana.
Initial Public Offering
In March 2021, we completed the Offering of 24,725,000 shares, including the underwriters’ option to purchase 3,225,000 additional shares, of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”) at a price of $14.00 per share to the public. The sale of the Company’s Class A Common Stock resulted in gross proceeds of $346.2 million to the Company and net proceeds of $321.0 million, after deducting underwriting fees and offering expenses. The material terms of the Offering are described in the Company’s final prospectus, filed with the Securities and Exchange Commission (“SEC”) on March 19, 2021 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as supplemented.
The Company contributed the net proceeds of the Offering to Vine Holdings in exchange for newly issued limited liability interests in Vine Holdings (the “Vine Units”). Vine Holdings utilized the proceeds from the Offering to repay all outstanding borrowings under the Senior Secured Credit Agreement dated as of March 20, 2018 by and among Brix Operating LLC, the lenders from time to time party thereto, and Macquarie Investments US Inc., as administrative agent, as amended from time to time (the “Brix Credit Facility”) and Vine Oil & Gas’s revolving credit facility, dated as of November 25, 2014 (the “Prior RBL”) and to pay fees and expenses related to the Offering and deferred financing costs related to our new reserve-based lending facility (the “New RBL”).
Corporate Reorganization
Immediately prior to the Notice of Effectiveness from the SEC on March 17, 2021, and in conjunction with the Offering, Vine Holdings underwent a corporate reorganization (“Corporate Reorganization”) whereby (a) the existing owners who directly held equity interests in Vine Oil & Gas, Vine Oil & Gas GP, Brix, Brix GP, Harvest and Harvest GP (together, the “Existing Owners”) contributed such equity interests to Vine Holdings in exchange for newly issued equity in Vine Holdings (the “LLC Interests”) to effectuate a merger of such entities into Vine Holdings with Vine Oil & Gas determined as the accounting acquirer, (b) certain of the Existing Owners contributed a portion of their LLC Interests directly, or indirectly by contribution of blocker entities (entities that are taxable as corporations for U.S. federal income tax purposes, the “Blocker Entities”) holding LLC Interests, to Vine Energy in exchange for newly issued Class A Common Stock and contributed such Class A Common Stock received to Vine Investment II LLC, Brix Investment II LLC, Harvest Investment II LLC, Vine Investment LLC, Brix Investment LLC or Harvest Investment LLC, (together, the “Investment Vehicles”), as applicable, (c) certain of the Existing

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Owners exchanged the remaining portion of their LLC Interests for Vine Units and subscribed for newly issued Class B common stock of the Company (“Class B Common Stock”) with no economic rights or value and contributed such Vine Units and Class B Common Stock to Vine Investment, Brix Investment and Harvest Investment, as applicable, and (d) the Company contributed the net proceeds of the Offering to Vine Holdings in exchange for newly issued Vine Units and a managing member interest in Vine Holdings.
Each share of Class B Common Stock entitles its holder to one vote on all matters to be voted on by Company shareholders. Holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. The Class B Common Stock is not listed on any stock exchange.
Holders of Vine Units may surrender such units, together with the same number of shares of Class B Common Stock to Vine Holdings in exchange for either (1) a number of shares of Class A Common Stock equal to the product of such number of Vine Units surrendered multiplied by a current exchange rate of one for one, subject to modification under the terms of the Exchange Agreement, or (2) at the Company’s election, cash equal to an amount calculated in accordance with the Exchange Agreement, dated March 17, 2021 (the “Exchange Agreement”). If at any time, a Vine Unit holder surrenders its Vine Units, an equal number of Class B Common Stock shares must be concurrently surrendered.
Upon completion of the Offering, 50,000,000 shares of preferred stock, $0.01 par value per share, were authorized, of which no shares were issued or outstanding as of June 30, 2021.
Tax Receivable Agreement
In connection with the Offering, we entered into a tax receivable agreement with Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II (such agreement, the “TRA”). The TRA generally provides for the payment by the Company to Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II, respectively, of 85%of the net cash savings, if any, in U.S. federal, state and local income tax that the Company (a) actually realizes with respect to taxable periods ending after December 31, 2025 or (b) is deemed to realize in the event of a change of control (as defined under the TRA, which includes certain mergers, asset sales and other forms of business combinations and certain changes to the composition of the Company board) or the TRA terminates early (at our election or as a result of our breach) with respect to any taxable periods ending on or after such change of control or early termination event, in each case, as a result of (i) the tax basis increases resulting from the exchange of Vine Units and the corresponding surrender of an equivalent number of shares of Class B Common Stock by Vine Investment, Brix Investment and Harvest Investment, respectively, for a number of shares of Class A Common Stock on aone-for-onebasis or, at our option, the receipt of an equivalent amount of cash pursuant to the exchange agreement, (ii) certain existing net operating loss carryforwards (“NOLs”), disallowed interest expense carryforwards under Section 163(j) of the Internal Revenue Code, and tax credit carryforwards attributable to the Blocker Entities previously owned by certain of the Existing Owners, and (iii) imputed interest deemed to be paid by us as a result of, and additional tax basis arising from, any payments we make under the TRA.
The Company retains the benefit of the remaining 15%of these cash savings, if any. If we experience a change of control or the TRA terminates early, we could be required to make a substantial, immediatelump-sumpayment.
TRA Liability
TRA rights attributable to former owners of the Predecessor
The measurement of the TRA liability attributable to the former owners of the Predecessor is accounted for as a contingent liability. Accordingly, when a payment becomes probable and can be estimated, the

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
estimate of the payment will be recorded to the balance sheets with an offset to the statements of operations. As of June 30, 2021, a TRA liability attributable to the former owners of the Predecessor has not been recorded as the Company determined a payment was not probable or estimable.
The Company evaluates the realizability of the deferred tax assets resulting from the Corporate Reorganization and the Offering, which relate to certain existing NOLs, disallowed interest expense carryforwards and tax credit carryforwards attributable to the Blocker Entities previously owned by certain of the Existing Owners. If the deferred tax assets are determined to be realizable, the Company then assesses whether payment of amounts under the TRA have become probable. If so, the Company will record a TRA liability equal to 85% of such deferred tax assets. In subsequent periods, the Company assesses the realizability of all of our deferred tax assets subject to the TRA. Should it be determined that a deferred tax asset with a valuation allowance is realizable in a subsequent period, the related valuation allowance will be released and consideration of a corresponding TRA liability will be assessed. The realizability of deferred tax assets, including those attributable to the TRA, is dependent upon the generation of future taxable income during the periods in which those deferred tax assets become deductible and consideration of prudent and feasibletax-planningstrategies.
In future periods, we may obtain an increase in our tax basis resulting from the exchange of Vine Units and the corresponding surrender of an equivalent number of shares of Class B Common Stock by Vine Investment for a number of shares of Class ACommon Stock. The Company accounts for the effects of these increases in tax basis and associated payments under the TRA arising from exchanges as follows:
•
the Company records an increase in deferred tax assets for the estimated income tax effects of the increases in tax basis based on enacted federal, state and local tax rates at the date of the exchange;

•
to the extent the Company estimates that it will not realize the full benefit represented by the deferred tax asset, based on an analysis that will consider, among other things, the Company’s expectation of future taxable income, the Company reduces the deferred tax asset with a valuation allowance; and

•
the Company records 85% of the estimated realizable tax benefit (which is the recorded deferred tax asset less any recorded valuation allowance) as an increase to the TRA liability and the remaining 15% of the estimated realizable tax benefit as an increase to additionalpaid-incapital.

The effects of changes in estimates after the date of exchange as well as subsequent changes in the enacted tax rates will be included in the statements of operations.
TRA rights attributable to former owners of Brix and Harvest (collectively, the “Brix Companies”)
The TRArights attributable to the former owners of the Brix Companies of $7.0 million were recorded at fair value on the acquisition date, as such rights were deemed to be contingent consideration in the acquisition of the Brix Companies. The fair value of the contingent consideration was determined using an income approach based on underlying estimates of the timing and amount of cash payments expected under the TRA. The income approach is considered a Level 3 fair value estimate and includes significant assumptions of the timing and amount of future taxable income and the weighted average cost of capital for industry peers, which represents the discount factor, and risk adjustment factors based on uncertainty of realizing tax savings and future applicable tax rates.
Changes inestimatesof the preliminary fair value of the contingent consideration will be recorded as adjustments to the preliminary fair value of the natural gas unproved properties acquired from the Brix Companies. Subsequent to the end of the measurement period, adjustments to the fair value of the contingent consideration will be recorded in the statements of operations at each financial reporting period until the liability is settled.

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 2. Basis of Presentation
The unaudited consolidated financial statements for the three and six months ended June 30, 2021 and 2020 were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC for all periods presented.
As of June 30, 2021, the unaudited financial statements include Vine Energy Inc. and its subsidiaries. For the three and six months ended June 30, 2021, the unaudited financial statements include Vine Oil & Gas LP for the entire period and the Brix Companies from March 17, 2021, the effective date of the acquisition as a result of the Corporate Reorganization.
As of December 31, 2020, and for the three and six months ended June 30, 2020, the unaudited financial statements include Vine Oil & Gas Parent LP (the “Predecessor”), a Delaware partnership organized in 2014, the accounting predecessor of Vine Energy Inc. GP LLC.
In the opinion of management, the accompanying unaudited consolidated balance sheets and related unaudited consolidated statements of operations, cash flows and equity include all adjustments, consisting only of normal recurring items necessary for the fair presentation in conformity with U.S. GAAP. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted in accordance with rules and regulations of the SEC. These unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of and for the year ended December 31, 2020, as included in the Company’s final prospectus, dated March 17, 2021, filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act of 1933, as supplemented.
Principles of Consolidation
All significant intercompany balances and transactions have been eliminated in consolidation. Operating results for the three and six months ended June 30, 2021 are not necessarily indicative of the results to be expected for the calendar year.
Non-controlling Interest
As a result of the Corporate Reorganization and the Offering, the Company acquired 54.5% of Vine Holdings, with the Existing Owners retaining ownership of 45.5% of Vine Holdings. Accordingly, the Company has consolidated the financial position and results of operations of Vine Holdings and reflected the portion retained by the Existing Owners as anon-controlling interest.
Business Combinations
The Company applies the acquisition method of accounting for business acquisitions. The results of operations of the businesses acquired by the Company are included as of the respective acquisition date. The acquisition-date fair value of the consideration transferred, including the fair value of any contingent consideration, is allocated to the underlying assets acquired and liabilities assumed based upon their estimated fair values at the date of acquisition. To the extent the acquisition-date fair value of the consideration transferred exceeds the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed, such excess is allocated to goodwill or unproven properties. The Company may adjust the preliminary purchase price allocation, as necessary, as it obtains more information regarding asset valuations and liabilities assumed that existed but were not available at the acquisition date, which is generally up to one year after the acquisition closing date. Acquisition related expenses are recognized separately from the business combination and are expensed as incurred.
Use of Estimates
The preparation of unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
liabilities, disclosure of contingent assets and liabilities at the date of the unaudited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates of reserves are used to determine depletion and to conduct impairment analysis. Estimating reserves is inherently uncertain, including the projection of future rates of production and the timing of development expenditures. Actual results could differ from those estimates.
Recent Accounting Pronouncements
Adopted
The Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”)No. 2016-13,”Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which introduces guidance for estimating credit losses on certain types of financial instruments based on expected losses and the timing of the recognition of such losses. The impact of adopting this standard was not material.
The FASB issued ASUNo. 2016-02,”Leases (Topic 842)” (“ASC 842”) which requires all leases greater than one year to be recognized asright-of-useassets and lease liabilities. We adopted this standard as of January 1, 2021 using the modified retrospective transition method. We elected to apply the transition guidance in which ASC 842 is applied at the adoption date, while comparative periods will continue to be reported in accordance with the historical accounting standard. ASC 842 does not apply to leases to explore for or use minerals, oil or gas resources, including the right to explore for those natural resources and rights to use land in which those natural resources are contained.
ASC 842 allowed for the election of certain practical expedients to ease the burden of implementation. At implementation, we elected:
•
the package of practical expedients, which among other things, allowed the Company to carry forward the historical lease classification;

•
the land easements practical expedient, which allows the Company to carry forward the accounting treatment for land easements on existing agreements;

•
the short-term lease practical expedient, which allows the Company to exclude short-term leases from recognition in the consolidated balance sheets; and

•
the bifurcation of lease andnon-leasecomponents practical expedient, which does not require the Company to bifurcate lease andnon-leasecomponents for all classes of assets.

The adoption of ASC 842 had no impact on the Company’s statements of stockholders’ equity, the consolidated statements of operations or the consolidated statements of cash flows.
Note 3. Acquisition of the Brix Companies
As part of the Corporate Reorganization, the Existing Owners prior to the Offering contributed all of their equity interests in Vine Oil & Gas, Vine Oil & Gas GP, Brix, Brix GP, Harvest and Harvest GP to Vine Holdings in exchange for LLC Interests in Vine Holdings to effectuate the acquisition. For purposes of effecting the acquisition, Vine Oil & Gas and the Brix Companies were not considered to be entities under common control for financial reporting purposes. Vine Oil & Gas has been identified as the accounting acquirer of the Brix Companies which has been accounted for as a business combination under the acquisition method of accounting under U.S. GAAP.

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The fair value of consideration transferred by the Company as a result of the acquisition is as follows (in thousands, except share data):
Preliminary Acquisition Consideration
Vine Units issued for acquisition of the Brix Companies	23,571,754
Offering price of Class A Common Stock	$14.00
Total equity issued in acquisition	$330,005
Contingent consideration(1)	6,985
Total acquisition consideration	$336,990

(1)
Represents the preliminary estimate of fair value of contingent consideration related to the TRA liability that will be payable by the Company to the former owners of the Brix Companies.

The table below reflects the preliminary fair value estimates of the assets acquired and liabilities assumed as of the acquisition date. While the preliminary purchase price allocation is substantially complete as of the date of this filing, there may be further adjustments to the Company’s natural gas properties, opening deferred income taxes and the TRA liability as of the acquisition date as we await finalization of income tax returns relevant to opening tax basis and contributed attributes subject to the TRA. The contingent consideration related to the TRA liability will be revalued quarterly. These amounts will be finalized within the measurement period of the acquisition which will be no later than one year from the acquisition date. Subsequent to the measurement period, the adjustments for revaluation of the TRA liability will be recorded in our statements of operations.
Measurement period adjustments that the Company determines to be material will be applied retrospectively to the period of acquisition in the Company’s consolidated financial statements and, depending on the nature of the adjustments, other periods subsequent to the period of acquisition could also be affected.
The preliminary purchase price was allocated as follows (in thousands):
Assets Acquired:
Cash and cash equivalents	$19,858
Accounts receivable	30,472
Joint interest billing receivables	4,283
Proved properties	361,439
Unproved properties	89,993
Total assets to be acquired	$506,045
Liabilities Assumed:
Accounts payable	$2,123
Accrued liabilities	5,847
Revenue payable	13,384
Derivatives	16,583
Brix Credit Facility(1)	127,500
Asset retirement obligations	984
Refundable deposits	2,634
Total liabilities to be assumed	169,055
Net assets to be acquired	$336,990

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(1)
Borrowings under the Brix Credit Facility were determined to approximate fair value, and were subsequently repaid in full, including a $2.5 million call premium, and terminated by the Company on March 22, 2021, using a portion of the net proceeds from the Offering.

Proved and unproved properties were valued using an income approach based on underlying reserves projections as of the acquisition date. The income approach is considered a Level 3 fair value estimate and includes significant assumptions of future production, commodity prices, operating and capital cost estimates, the weighted average cost of capital for industry peers, which represents the discount factor, and risk adjustment factors based on reserve category. Price assumptions were based on observable market pricing, adjusted for historical differentials, while cost estimates were based on current observable costs inflated based on historical and expected future inflation. Taxes were based on current statutory rates.
Unproved properties primarily relate to future drilling locations that were not included in proved undeveloped reserves. These future drilling locations are located on acreage where the reservoir is known to be productive but have been excluded from proved reserves due to uncertainty on whether the wells will be drilled within the next five years as required by SEC rules in order to be included in proved reserves.
The unaudited pro forma combined financial information of the Company as if the acquisition had occurred on January 1, 2020 is as follows (in thousands):
	For the Three Months Ended June 30, 2020	For the Six Months Ended June 30,
		2021	2020
Total revenue	$97,660	$96,180	$278,824
Net income attributable to Vine Energy, Inc.	$(42,969)	$(216,964)	$(40,361)
The unaudited pro forma financial information is not necessarily indicative of the operating results that would have occurred had the acquisition been completed on January 1, 2020 and is not necessarily indicative of future results of operations of the combined company. The unaudited pro forma financial information gives effect to the acquisition, as well as the Offering and the use of net proceeds and borrowings under the New RBL of $28 million, as if the transactions had occurred on January 1, 2020. The unaudited pro forma financial information for the three months ended June 30, 2020 and the six months ended June 30, 2021 and June 30, 2020 is a result of combining the statements of operations of the Company with thepre-acquisitionresults of the Brix Companies, with adjustments for revenues and expenses. The unaudited pro forma financial information excludes any cost savings anticipated as a result of the acquisition and the impact of any acquisition-related costs.
The unaudited pro forma financial information includes the following adjustments:
•
For the six months ended June 30, 2021: Reduced depletion, depreciation and accretion expense of $21.3 million, the elimination of the historical monitoring fees of $3.7 million, and the net decrease to interest expense of $2.8 million.

•
For the three months ended June 30, 2020: Reduced depletion, depreciation and accretion expense of $11.8 million, the elimination of the historical monitoring fees of $1.8 million, and the net decrease to interest expense of $5.9 million.

•
For the six months ended June 30, 2020: Reduced depletion, depreciation and accretion expense of $23.9 million, the elimination of the historical monitoring fees of $4.9 million, and the net decrease to interest expense of $11.3 million

Management believes the estimates and assumptions are reasonable, and the effects of the acquisition are properly reflected.

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Note 4. Accrued Liabilities
The Company’s accrued liabilities consist of the following (in thousands):
	June 30, 2021	December 31, 2020
Capital expenditures	$27,489	$20,808
Operating expenses	37,769	30,547
Royalty owner suspense	10,750	7,891
Compensation-related	6,986	9,432
Interest expense	14,868	17,848
IPO and financing costs	—	1,875
Settled derivatives	11,616	1,603
Other	2,451	—
Accrued expenses	$111,929	$90,004
Note 5. Long-Term Debt
The Company’s long-term debt consists of the following (in thousands):
	June 30, 2021	December 31, 2020
Face amount:
New RBL	$35,000	$—
Prior RBL	—	190,000
Second Lien Term Loan	150,000	150,000
6.75% Senior Notes	950,000	—
8.75% Senior Notes	—	530,000
9.75% Senior Notes	—	380,000
Total face amount	1,135,000	1,250,000
Deferred financing costs and discount:
Prior RBL	—	(6,431)
Second Lien Term Loan	(5,493)	(7,053)
6.75% Senior Notes	(19,524)	—
8.75% Senior Notes	—	(7,821)
9.75% Senior Notes	—	(3,954)
Total deferred financing costs	(25,017)	(25,259)
Total debt	1,109,983	1,224,741
Less: short-term portion	—	—
Total long-term debt	$1,109,983	$1,224,741
Deferred financing costs, net of amortization, associated with our New RBL of $9.5 million are included in Other Assets on our balance sheets as of June 30, 2021.
New RBL
In March 2021, Vine Holdings entered into the New RBL with a syndicate of financial institutions. The New RBL provides for a total facility size of $750 million and an initial borrowing base of $350 million.

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The New RBL bears interest at a rate equal to LIBOR plus an additional margin, based on the percentage of the revolving commitment being utilized, ranging from 3.00% to 4.00%, with a LIBOR ‘floor’ of 0.50%. The New RBL matures on the earlier to occur of (a) 45 months after the closing of theOffering and (b) 91days prior to the maturity of the Second Lien Term Loan (as defined below), to the extent specified amounts of such indebtedness remain outstanding. There is a commitment fee of 0.50% on the undrawn borrowing base amounts. The New RBL is secured on a senior basis by substantially all of our assets and stock and guaranteed by the subsidiaries that secure and guarantee the Second Lien Term Loan.
As of June 30, 2021, we had $35 million drawn and outstanding letters of credit of $13 million, providing for $302 million of available borrowing capacity under the New RBL. As of June 30, 2021, borrowings under the New RBL had an interest rate of 3.5%. As of June 30, 2021, the fair value of the New RBL approximates carrying value as it bears interest at variable rates over the term of the loan.
Prior RBL
The Prior RBL, as amended in December 2020, was to mature on January 15, 2023. The outstanding balance on the Prior RBL was repaid in connection with the Offering and the facility was extinguished upon repayment. For the six months ended June 30, 2021, we recognized $4.1 million as a loss on extinguishment towrite-offunamortized deferred financing costs and $0.4 million in interest expense to recognize accrued interest and unutilized commitment fees due upon the extinguishment of the Prior RBL.
Second Lien Term Loan
On December 30, 2020, we entered into the $150 million second lien term loan (as amended, the “Second Lien Term Loan”) and used the proceeds, along with cash on hand, to repay the aggregate principal amount outstanding under Vine Oil & Gas LP’s superpriority facility, dated as of February 7, 2017.
The Second Lien Term Loan was fully drawn at closing. The Second Lien Term Loan bears interest at a rate equal to LIBOR, with a floor of 0.75%, plus 8.75% per annum, payable monthly, and matureson December 30, 2025. The Second Lien Term Loan is redeemable beginning June 30, 2022 at par plus 2%, stepping down to par plus 1% on June 30, 2023 and at par on June30, 2024and thereafter.
In June 2021, we entered into the Second Amendment to the Second Lien Term Loan (the “Amendment”), Among other things, the Amendment adjusts the minimum hedging requirement such that we must enter Swap Contracts with respect to 70% of the reasonably anticipated projected production of natural gas from Vine Holding’s and other loan parties’ total Proved Developed Producing Reserves.
The Second Lien Term Loan is secured on a junior lien basis by all our assets and stock and the subsidiaries that secure the New RBL. As of June 30, 2021, the fair value of the Second Lien Term Loan approximates carrying value as it bears interest at variable rates over the term of the loan.
Third Lien Revolving Credit Facility
The Company’s $330 million third lien revolving credit facility (the “Third Lien Facility”) was terminated in connection with the New RBL. The Third Lien Facility was undrawn at the time of its termination. For the six months ended June 30, 2021, we recognized $0.8 million as a loss on extinguishment towrite-offunamortized deferred financing costs and $0.3 million of interest expense for unutilized commitment fees due upon termination of the Third Lien Facility.
Senior Unsecured 6.75% Notes
In April 2021, we issued $950 million aggregate principal amount of 6.75% senior notes due 2029 (“6.75% Notes”) at par. Interest is accrued and paid semi-annually on April 15 and October 15, commencing October 15, 2021. As of June 30, 2021, the fair value of the 6.75% Notes was $1.0 billion.

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
The 6.75% Notes are guaranteed on a senior unsecured basis by all of our subsidiaries. Prior to April 15, 2024, we may redeem the 6.75% Notes (i) at par plus the make-whole premium or (ii) with respect to up to 40% of the principal amount, at 106.750% of par using the net proceeds from an equity offering. Subsequent to April 15, 2024, we may redeem the 6.75% Notes at a redemption price (plus accrued and unpaid interest) equal to 103.375% of par for April 2024 through April 2025, 101.688% of par from April 2025 through April 2026 and 100% of par thereafter.
In April 2021, we used the net proceeds from the issuance of the 6.75% Notes of $933 million, along with cash on hand, to fund the redemption of all of the outstanding 8.75% Notes and 9.75% Notes and to pay the premiums, fees and expenses related to the redemption, including accrued interest, and to pay the fees and expenses related to the issuance of the 6.75% Notes.
The redemption of the 8.75% Notes and the 9.75% Notes resulted in a loss on extinguishment of $73.1 million, consisting of $8.2 million to write off unamortized deferred financing costs, $2.3 million to write off unamortizeddiscounts related to the 8.75% Notes and $62.6 million in redemption premiums for the six months ended June 30, 2021.
Senior Unsecured 8.75% Notes
In October 2017, we issued $530 million aggregate principal amount of 8.75% senior notes due 2023 (the “8.75% Notes”) at 99% of par. Interest is accrued and paid semi-annually on April 15 and October 15.
In April 2021, using the proceeds from the issuance of the 6.75% Notes, we repaid in full the 8.75% Notes, including accrued interest of $22.3 million and redemption premiums of $34.8 million.
Senior Unsecured 9.75% Notes
In October 2018, we issued $380 million aggregate principal amount of 9.75% senior notes due 2023 (the “9.75% Notes”) at par. Interest is accrued and paid semi-annually on April 15 and October 15.
In April 2021, using the proceeds from the issuance of the 6.75% Notes, we repaid in full the 9.75% Notes, including accrued interest of $17.8 million and redemption premiums of $27.8 million.
Other
All debt agreements include usual and customary covenants for facilities of their type and size. The covenants cover matters such as mandatory reserve reports, the responsible operation and maintenance of properties, certifications of compliance, required disclosures to the lenders, notices under other material instruments, notices of sales of oil and gas properties, incurrence of additional indebtedness, restricted payments and distributions, certain investments outside of the ordinary course of business, limits on the amount of commodity and interest rate hedges that can be put in place and events of default.
Note 6. Derivative Instruments
The gross fair value of the Company’s derivative assets and liabilities and the effect of master netting arrangements are as follows (in thousands):

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
	Balance Sheet Classification	Fair Value	Netting Adjustment	Net Fair Value Presented on the Balance Sheet
June 30, 2021
Assets:
Commodity Derivatives	Current assets	$6,211	$(6,211)	$—
Commodity Derivatives	Noncurrent assets	$171	$(171)	$—
Liabilities:
Commodity Derivatives	Current liabilities	$277,064	$(6,211)	$270,853
Commodity Derivatives	Noncurrent liabilities	$113,573	$(171)	$113,402
December 31, 2020
Assets:
Commodity Derivatives	Current assets	$9,095	$(9,095)	$—
Commodity Derivatives	Noncurrent assets	$2,742	$(2,742)	$—
Liabilities:
Commodity Derivatives	Current liabilities	$29,043	$(9,095)	$19,948
Commodity Derivatives	Noncurrent liabilities	$41,083	$(2,742)	$38,341
Commodity Derivatives
The Company’s commodity derivative positions as of June 30, 2021 are as follows:
Natural Gas Swaps
	Production Year	Natural Gas Volumes (MMBtud)	Weighted Average Swap Price ($ / MMBtu)
2021 (July – December)		847,110	$2.57
2022		556,489	$2.54
2023		189,788	$2.48
2024		100,561	$2.53
2025		33,945	$2.58
Sold Natural Gas Calls
	Production Year	Natural Gas Volumes (MMBtud)	Weighted Average Call Price ($ / MMBtu)
2021 (July – December)		(15,000)	$2.85
2022		(2,082)	$3.02
2023		(44,384)	$3.26

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Sold Natural Gas Puts
	Production Year	Natural Gas Volumes (MMBtud)	Weighted Average Put Price ($ / MMBtu)
2021 (July – December)		15,000	$2.55
2022		2,082	$2.80
Basis swaps
	Production Year	Natural Gas Volumes (MMBtud)	Weighted Average Basis Swap ($/ MMBtu)
2022		62,500	$(0.19)
Note 7. Leases
The Company determines if an arrangement is a lease at inception. A contract is deemed to contain a lease component if the arrangement provides the Company with a right to control the use of an identified asset.
The Company leases drilling rigs, amine facilities and office facilities under operating leases and recognizes minimum lease payments on a straight-line basis over the lease term. Operating leaseright-of-useassets and operating lease liabilities are initially measured based on the present value of the minimum fixed lease payments over the lease term at commencement date. As our leases with third parties do not provide an implicit rate of return, we use a discount rate commensurate with our incremental borrowing rate as of the commencement date of a lease in determining the present value of lease payments. As of June 30, 2021, the weighted-average discount rate used in determining the present value of lease payments was 3.5%.
On January 1, 2021, the effective date of the adoption of ASC 842, the Company recognizedright-of-useassets of$9.6 million and lease liabilities of $9.6 million related to its leases. Leases with an initial term of12months or less (“short-term leases”) are not recorded on the consolidated balance sheet.
The changes in operating lease liabilities are as follows (in thousands):
Balance as of January 1, 2021	$9,566
Liabilities assumed in exchange for newright-of-useassets(1)	7,811
Contract modifications(2)	5,853
Dispositions(3)	(1,626)
Liabilities settled	(6,227)
Accretion of discount(4)	254
Balance as of June 30, 2021	$15,631

(1)
Representsnon-cashleasing activity.

(2)
Representsnon-cashchanges in lease liabilities due to modifications of original contract terms.

(3)
Representsnon-cashtermination of a lease liability.

(4)
Represents imputed interest on discounted future cash payments. Combined with liabilities settled, it represents our operating lease cost for the six months ended June 30, 2021.

Maturities of operating lease liabilities are as follows (in thousands):

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
2021 (July – December)	$9,897
2022	5,836
2023	381
2024 and thereafter	—
Total operating lease payments	16,114
Discount	(483)
Total operating lease obligations	$15,631
The components of operating lease cost are as follows (in thousands):
	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021
Operating lease cost(1)	$3,211	$5,973
Short-term lease cost(2)	1,683	3,600
Variable lease cost(3)	2,470	3,534
Total operating lease cost	$7,364	$13,107

(1)
Operating lease cost represents the reduction of the operating lease liability as the term is settled and the discount is accreted.

(2)
Short-term lease cost are generally associated with drilling rigs with initial terms less than 12 months that are capitalized to natural gas properties or lease operating assets that are included in lease operating expense.

(3)
Variable lease cost is primarily comprised of the service component of drilling rig commitments and maintenance on our amine and office facilities above the minimum required payments. Both the minimum required payments and the service component of the drilling rig commitments are capitalized as additions to natural gas properties.

Cash paid of $1.3 million for operating lease payments was recorded in operating cash flows in the consolidated statement of cash flows for the six months ended June 30, 2021. Cash paid of $11.8 million for operating, short-term and variable lease payments for drilling rigs was capitalized as additions to natural gas properties and is included in investing cash flows in the consolidated statements of cash flows for the six months ended June 30, 2021.
Certain leases contain variable costs above the minimum required payments and are not included in theright-of-useassets or operating lease liabilities. Leases may include renewal, purchase or termination options that can extend or shorten the term of the lease. The exercise of those options is at the Company’s sole discretion and is evaluated at inception and throughout the contract to determine if a modification of the lease term is required. As of June 30, 2021, the weighted-average remaining lease term of the Company’s operating leases was 1.7 years.
Note 8. Earnings per Share
As a result of the Offering and Corporate Reorganization, all existing equity interests were converted to new equity interests in Vine Holdings. Accordingly, earnings per share information has not been presented for the Predecessor for the three and six months ended June 30, 2020 as it is not considered meaningful. Basic and diluted weighted average shares outstanding for the six months ended June 30, 2021 are calculated using shares outstanding from the Offering to June 30, 2021.
The Existing Owners have exchange rights that enable the non-controlling interest owners to exchange Vine Units, along with surrendering a corresponding number of Class B Common Stock, for shares of

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Class A Common Stock on a one for one basis. The non-controlling interest owners exchange rights cause the Vine Units, along with surrendering a corresponding number of Class B Common Stock, to be considered potentially dilutive shares for purposes of dilutive loss per share calculations. For the three and six months ended June 30, 2021, these exchange rights were not included in the computation of diluted loss per share because the effect would be anti-dilutive as the Company is in a net loss position.
Note 9. Income Taxes
The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and NOLs, disallowed interest expense carryforwards and tax credit carryforwards. Deferred tax assets and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be taxable or deductible. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period of enactment.
We regularly review our deferred tax assets for recoverability and establish a valuation allowance, if needed, based on historical taxable income, projected future taxable income, applicable tax planning strategies and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In forming our judgment regarding the recoverability of deferred tax assets related to deductible temporary differences and tax attribute carryforwards, we give weight to all available positive and negative evidence based on the extent to which the forms of evidence can be objectively verified. We consider, among other things, our deferred tax liabilities, the overall business environment, historical earnings and losses, current industry trends and our outlook for future years. After consideration of all the available evidence, we believe that significant uncertainty exists with respect to the future realization of the deferred tax assets. Accordingly, we have established a full valuation allowance.
Vine Energy, Inc.is a corporation for U.S. federal and state income tax purposes. Our Predecessor was and is treated as a flow-through entity for U.S. federal income tax purposes, and as such, has generally not been subject to U.S. federal income tax at the entity level. As part of the Corporate Reorganization, certain of the Existing Owners exchanged all or part of their Vine Units for shares of the Company’s Class A Common Stock. On the date of the Corporate Reorganization, a corresponding “first day” tax benefit of $43.2 million was recorded to establish a net deferred tax asset for differences between the tax and book basis of Vine Holdings’ assets and liabilities, offset by a full valuation allowance. The acquired income tax attributes primarily consist of U.S. federal and state NOLs of $170.2 million and $55.9 million, respectively, available to offset future taxable income. A portion of these NOLs expire beginning in 2035, whereas the remaining NOLs have an indefinite life. In accordance with Internal Revenue Code Section 382, the Company’s NOLs are subject to an annual limitation as defined under the regulations.
At each interim period, the Company applies an estimated annualized effective tax rate to the current period income or loss before income taxes, which can produce interim effective tax rate fluctuations. The effective combined U.S. federal and state income tax rate for the three and sixmonths ended June 30, 2021 is (1.24)% and (1.20)%, respectively. Total income tax expense for the three and six months ended June 30, 2021 differed from amounts computed by applying the U.S. federal statutory tax rates topre-taxincome due primarily to the full valuation allowance established against the net deferred tax assets, net income attributable tonon-controlling ownership interests, as well asnon-deductiblestock compensation. Thenon-deductiblecompensation is a discrete item which requires the Company to recognize the expense fully in the period.
Note 10. Commitments and Contingencies
Litigation
Occasionally, we are subject to legal proceedings and claims that arise in the ordinary course of business. Like other natural gas producers, our operations are subject to extensive and rapidly changing

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges and solid and hazardous waste management activities. We are not currently a party to any material legal proceedings and are not aware of any material legal proceedings threatened to be brought against us.
Environmental Remediation
We may become subject to certain liabilities as they relate to environmental remediation of well sites related to their development or operation. In connection with our acquisition of existing or previously drilled wells, we may not be aware of the environmental safeguards that were taken at the time such wells were drilled or operated by others. Should we determine that a liability exists with respect to any environmental cleanup or restoration, we would be responsible for curing such a violation. No claim has been made, nor are we aware of any liability that exists, as it relates to any environmental cleanup or restoration or the violation of any rules or regulations relating thereto.
Note 11. Stock-Based Compensation
Stock-Based Compensation to Existing Management Owners
Prior to the Offering, the Predecessor, Brix and Harvest authorized the issuance of three series of limited partner equity interests:
•
Class A Units representing profit interests issued to certain members of management (“Existing Management Owners”);

•
Class B Units representing capital interests issued to Blackstone in exchange for contributed capital; and

•
Class C Units representing equity interests issued to the Existing Management Owners in exchange for contributed capital. These units were recorded as other long-term liabilities of $6.7 million on the balance sheets at December 31, 2020 due to the redemption attributes of the contributed capital (“Refundable Deposits”). In connection with the Corporate Reorganization in March 2021, the Refundable Deposits were reclassified to additionalpaid-incapital as the Company no longer has the obligation to repay such amounts.

Each series of such units included rights, privileges, preferences, restrictions, and obligations as provided in the partnership agreements of the Predecessor, Brix and Harvest.
As described in Corporate Reorganization in Note 1, at the time of the Offering, the Class A Units and Class C Units were contributed to the Investment Vehicles through Vine Holdings. On June 15, 2021, the Class A, B and C Units that were previously held at the Predecessor, Brix and Harvest were converted to irrevocable ownership interests in the Investment Vehicles based on a conversion calculation. As a result of this conversion, the Class A and Class C Units held by the Existing Management Owners were deemed modified and fully vested equity-based compensation pursuant to ASC 718, Stock Compensation, as they were issued by the Investment Vehicles reflected as noncontrolling interest in the consolidated financial statements. While no equity of Vine will be issued under such awards, and no cash distributions are required of Vine as a result of this issuance by the Investment Vehicles, we have recognized non-cash compensation expense as the awards are deemed to be compensatory in nature.
We recognized $13.7 million in non-cash compensation expense in the three-month period ended June 30, 2021, which represents the fair value of the awards at the modification date as there are no further vesting conditions associated with the awards. The determination of fair value was based on the stock price of Vine. as of June 15, 2021 and includes a discount for lack of marketability applied to the awards because monetization of the interest by Management Owners is dependent upon the liquidation of the Investment Vehicles investment in Vine Holdings.

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Stock-Based Compensation under the Vine Long-Term Incentive Plan
In July 2021, the Company adopted the Vine Energy Inc. 2021 Long-Term Incentive Plan (the “Vine LTIP”), with an effective date of March 17, 2021. The Vine LTIP enables the compensation committee of our Board of Directors to award incentive and nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units and incentive bonuses, which may be paid in cash or stock or a combination thereof, any of which may be performance-based, with vesting and other award provisions that provide effective incentive to our employees, including officers,non-managementdirectors and other service providers. The aggregate number of Class A Common Stock that may be issued under the Vine LTIP with respect to awards granted may not exceed 6,020,740 shares.
Stock-based compensation expense is measured at the grant date, based on the fair value of the award, and is recognized on a straight-line basis over the requisite service period of the award. Awards under the Vine LTIP may participate in dividends, if any, during the vesting period and generally vest over3years.
In July 2021, we granted the following awards:
•
42,856 time-based restricted stock units(“RSUs”) tonon-managementdirectors that vest over 1 to 3 years.

•
892,285 time-based RSUs to management and certain other employees that vest ratably each of the next 3 years.

•
774,986 performance-based RSUs to management and certain other employees, that vest on March 16, 2024. The performance-based RSUs that ultimately vest is dependent on achievement of the following according to the terms of the specific award agreements:

•
internal safety performance (performance condition);and

•
market performance targets measured by comparison of the Company’s stock performance versus a defined peer group (market condition).

The ultimate number of shares of the Company’s Class A Common Stock issued will range from zero to 200%of the initial performance-based award, net of shares used to cover personal income taxes withheld.
Note 12. Related Parties
Prior to the Corporate Reorganization,our Predecessor was a party to transactions in the ordinary course of business with the Brix Companies as affiliated companies. The nature of such transactions included services rendered and administrative costs incurred, capital expenditures and operating expenses related to drilled wells and the allocation of revenue in shared wells. Subsequent to the Corporate Reorganization, the Brix Companies were acquired by Vine Holdings (see Note 3), and therefore, similar transactions are no longer considered transactions with affiliates.
The monitoring fee included in the statements of operations is paid under a management and consulting agreement with Blackstone and our Chief Executive Officer, of which, 99% is attributable to Blackstone. This agreement was eliminated effective with the Offering.
As of December 31, 2020, Blackstone owned $50.0 million aggregate principal of the 8.75% Notes. In connection with the repayment of the 8.75% Notes in April 2021, Blackstone was paid $53.3 million, including a redemption premium.
For the six months ended June 30, 2021, we recorded $0.3 million as interest expense for unused commitment fees on the Third Lien Facility, for which certain affiliates of Blackstone were the lenders. For the three and six months ended June 30, 2020, we recorded $0.3 million and $0.7 million, respectively, as interest expense for unused commitment fees on the Third Lien Facility. The Third Lien Facility was terminated in connection with the New RBL (see Note 5).

VINE ENERGY INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
In connection with the Offering, Blackstone Securities Partners L.P. (“Blackstone Partners”), an affiliate of Blackstone, acted as an initial purchaser in the Offering and purchased 2,472,500 shares of Class A Common Stock. Blackstone received $1.4 million for acting as an initial purchaser in the Offering. Additionally, Blackstone and certain members of management purchased 4,285,000 shares of Class A Common Stock in support of the Offering.
In connection with the issuance of the 6.75% Notes in April 2021, Blackstone Partners received$1.5 million for acting as an initial purchaser in the sale of the 6.75% Notes.
In accordance with the Vine Holdings partnership agreement, Vine Holdings made a distribution of $2.3 million during the three months ended June 30, 2021 to the Existing Owners to cover their pro rata estimated income tax obligation based on the Company’s estimated taxable income for the period from the Offering through June 30, 2021.
Note 13. Subsequent Event
On August 11, 2021, we announced our entry into a definitive agreement pursuant to which Chesapeake Energy Corporation (“Chesapeake”) will acquire Vine in a transaction valued at approximately $2.2 billion, based on an approximate 30-day average exchange ratio as of the close on August 10, 2021, equating to $15.00 per share. Under the terms of the agreement, which was unanimously approved by the Board of Directors of each company, Vine shareholders will receive a fixed exchange ratio of 0.2486 Chesapeake shares of common stock and $1.20 of cash for each share of Vine common stock owned. The transaction, which is subject to customary closing conditions, including certain regulatory approvals, and the approval of Vine shareholders, is expected to close in the fourth quarter of 2021. Funds managed by Blackstone own approximately 70% of outstanding shares of Vine and have entered into a support agreement to vote in favor of the transaction.
In addition, certain parties to the TRA entered into an amendment which provides for the termination of the TRA immediately prior to the closing of the transaction with Chesapeake for no consideration.

Item 2.   Management’s Discussions and Analysis of Financial Condition and Results of Operations
The following should be read in conjunction with our financial statements and related notes appearing elsewhere in this Quarterly Report on Form10-Q(“Quarterly Report”). The following discussion contains “forward-looking statements” that reflect our future plans, estimates, beliefs and expectations. We caution that assumptions, expectations, projections, intentions or beliefs about future events may vary materially from actual results. Some of the key factors that could cause actual results to vary from our expectations include those factors discussed below and elsewhere in this Quarterly Report, all of which are difficult to predict. In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur. “Cautionary Statement Regarding Forward- Looking Statements” and “Risk Factors” (included in the Company’s final prospectus, dated March 17, 2021, filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(4) of the Securities Act of 1933, as supplemented, the “Registration Statement”) contain important information. We do not undertake any obligation to publicly update any forward-looking statements except as otherwise required by applicable law. Unless otherwise indicated, the historical financial information as of and for the three and six months ended June 30, 2020 presented in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” speaks only with respect to our Predecessor and does not give pro forma effect to our corporate reorganization described in “Factors That Significantly Affect Comparability of Our Financial Condition and Results of Operations — Corporate Reorganization.”
Investors are cautioned that the forward-looking statements contained in this section and other parts of this Quarterly Report involve both risk and uncertainty. Several important factors could cause actual results to differ materially from those anticipated by these statements. Many of these statements are macroeconomic in nature and are, therefore, beyond the control of management. See “Cautionary Statement Regarding Forward-Looking Statements” above and the Company’s Registration Statement.
Overview
We are a pure play natural gas company focused solely on the development of natural gas properties in the stacked Haynesville andMid-Bossiershale plays in the Haynesville Basin of Northwest Louisiana. As of December 31, 2020, on a pro forma basis, we had approximately 125,000 net surface acres centered in what we believe to be the core of the Haynesville andMid-Bossierplays. Over 90% of our acreage is held by production, and we operate over 90% of our future drilling locations. As of December 31, 2020, on a pro forma basis, we had approximately 370 net producing wells. Our assets are located almost entirely in Red River, DeSoto and Sabine parishes of Northwest Louisiana, which according to Enverus, have consistently demonstrated higher EURs relative to D&C costs than the Haynesville andMid-Bossierplays in Texas and other parishes in Louisiana. Approximately 84% of our acreage is prospective for dual-zone development, providing us with approximately 900 drilling locations. Utilizing an average of 4 gross rigs, we have approximately 25 years of development opportunities.
Market Conditions and Operational Trends
The oil and gas industry is cyclical and commodity prices are highly volatile. Spot prices for Henry Hub generally ranged from $1.50 per MMBtu to $4.75 per MMBtu since the Company’s inception in 2014. We expect that this market will continue to be volatile in the future. The prices we receive for our production, and the levels of our production, depend on numerous factors beyond our control. We use our derivative portfolio and firm sales contracts to mitigate the risks of price volatility.
Our new reserve- based lending facility (the “New RBL”) and second lien term loan (as amended, the “Second Lien Term Loan”) require that we hedge 70% of our reasonably anticipated projected production of natural gas from proved developed producing reserves for the next 24 months. By virtue of this hedging requirement, we are impacted less by gas price volatility during this time frame than future periods where a smaller percentage of our production is subject to derivative contracts. We believe our balance sheet and hedge program provide ample liquidity in the event of an adverse commodity price environment to enable us to continue to generate levered free cash flow.
To the extent, however, that natural gas prices decrease, these lower prices not only reduce our revenue and cash flows, but also may limit the amount of natural gas that we can develop economically and therefore potentially lower our proved reserves. Lower commodity prices in the future could also result in impairments of our natural gas properties. The occurrence of any of the foregoing could materially and adversely affect our future business, financial condition, results of operations, operating cash flows, liquidity or ability to fund planned CapEx. Alternatively, natural gas prices may increase, which while increasing revenue and cash flows would result in significant losses being incurred on our derivatives.
We believe domestic gas macro fundamentals are positively disposed in thenear-to-intermediateterm as continued loweroil-focuseddrilling activity will lead to lower associated gas production resulting in a tighter market and higher prices than current levels as well as increased LNG feedstock and exports to Mexico.
Additionally, the oil and gas industry is subject to a number of operational trends, some of which are particularly prominent in the Haynesville Basin, where companies are increasingly utilizing new techniques to lower D&C costs per lateral foot and enhance new well economics, including using more proppant and water per lateral foot, increasing use of longer laterals and increased automation to reduce drilling time and costs.
Evaluating Our Operations
We use the following metrics to assess the performance of our natural gas operations:
•
reserve and production levels;

•
realized prices on the sale of our production, including derivative effects;

•
lease operating expenses;

•
Adjusted EBITDAX; and

•
D&C costs per well and per lateral foot drilled and overall CapEx levels.

Production Levels and Sources of Revenue
We derive our revenue from the sale of our natural gas production and sales volumes directly impact our results of operations. As reservoir pressures decline with a well’s age, production from a given well decreases. Growth in our future production and reserves will depend on our continued ability to add proved reserves in excess of our production. Accordingly, we plan to maintain our focus on adding reserves through organicdrill-bitgrowth as well as opportunistically through acquisitions. Our ability to add reserves through development projects and acquisitions is dependent on many factors, including our gas prices, capital availability, regulatory approvals and ability to procure equipment, services and personnel and successfully execute the development program or acquisitions.
Increases or decreases in our future production, revenue and profitability are highly dependent on the commodity prices we receive. Natural gas prices are market driven and have been historically volatile, and we expect that future prices will continue to fluctuate due to supply and demand factors, seasonality and geopolitical and economic factors. We believe that higher volumes of natural gas will be produced or sold in the Gulf Coast region, but we also expect that higher demand from industrial expansion and export growth will cause the Gulf Coast markets to stabilize and our differentials to NYMEX will remain close to the current range and significantly better than differentials other basins have experienced. To mitigate the variability in differentials, we have entered into multiple physical firm sales contracts at fixed differentials to NYMEX.
Changes in commodity prices are as follows:
	For the Three Months Ended June 30,		For the Six Months Ended June 30
	2021	2020	2021	2020
	($ / MMBtu)		($ / MMBtu)
NYMEX Henry Hub High(1)	$2.98	$1.79	$2.98	$2.16
NYMEX Henry Hub Low(1)	$2.59	$1.63	$2.47	$1.63
Differential to Average NYMEX Henry Hub(2)	$(0.20)	$(0.17)	$(0.15)	$(0.17)

(1)
Represents monthly Henry Hub settlement price.

(2)
Our differential is calculated by comparing the average NYMEX Henry Hub price to our volume weighted average realized price per MMBtu.

We utilize an unaffiliated third party to market a portion of our gas production to various purchasers, which consist of credit-worthy counterparties, including utilities, LNG producers, industrial consumers, major corporations and super majors, in our industry. This third party collects directly from the purchasers and remits to us the total of all amounts collected on our behalf less their fee for making such sales. Additionally, we sell the majority of our gas to purchasers who remit directly to us under single month and firm sales contracts. We do not believe the loss of any customer would have a material adverse effect on our business, as other customers or markets are currently accessible to us.
Adjusted EBITDAX
We believe Adjusted EBITDAX is useful because it makes for easier comparison of our operating performance, without regard to our financing methods, corporate form or capital structure. We determined our adjustments from net income to arrive at Adjusted EBITDAX to reflect the substantial variance in practice from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDAX should not be considered more meaningful than net income determined in accordance with U.S. GAAP. Certain items excluded from Adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax burden, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDAX. Our presentation of Adjusted EBITDAX should not be construed as an inference that our results will be unaffected by unusual ornon-recurringitems. Our computations of Adjusted EBITDAX differ from other similarly titled measures of other companies.
D&C Costs and CapEx
We evaluate our D&C costs by considering the absolute cost to drill and complete a well and install surface facilities, as well as the cost on a per lateral foot basis. Moreover, we evaluate the level of reserves developed per dollar spent in connection with that development to measure our capital efficiency. So long as these metrics continue to meet our expectations, we expect our overall CapEx levels to support an average3-4gross drilling rig program. Our capital efficiency is one of the key metrics we use to manage our business.
Factors That Significantly Affect Comparability of Our Financial Condition and Results of Operations
Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:
Initial Public Offering.   In March 2021, we completed our initial public offering (the “Offering”) of 24,725,000 shares, including the underwriters’ option to purchase 3,225,000 additional shares, of the Company’s Class A common stock, par value $0.01 per share (“Class A Common Stock”) at a price of $14.00 per share to the public. The sale of the Company’s Class A Common Stock resulted in gross proceeds of $346.2 million to the Company and net proceeds of $321.0 million, after deducting underwriting fees and offering expenses. The material terms of the Offering are described in the Company’s Registration Statement.
The Company contributed the net proceeds of the Offering to Vine Holdings in exchange for newly issued limited liability interests in Vine Holdings (“Vine Units”). Vine Holdings utilized the proceeds from the Offering to repay all outstanding borrowings under that certain Senior Secured Credit Agreement dated as of March 20, 2018 by and among Brix Operating LLC, the lenders from time to time party thereto, and Macquarie Investments US Inc., as administrative agent, as amended from time to time (the “Brix Credit Facility”) and Vine Oil & Gas’s revolving credit facility, dated as of November 25, 2014 (the “Prior RBL”), and to pay fees and expenses related to the Offering and debt issuance costs related to the repayment of a portion of our indebtedness.

Upon completion of the Offering, we have incurred and expect continued incurrence of direct, incremental G&A expenses as a result of being publicly traded, including costs associated with Exchange Act compliance, tax compliance, PCAOB support fees, SOX compliance costs, investor relations activities, listing fees, registrar and transfer agent fees, stock-based compensation, incremental director and officer liability insurance costs and independent director compensation. We estimate these direct, incremental G&A expenses could total approximately $10 million to $12 million per year, which are not included in our historical results of operations. We anticipate these effects will be mitigated by additional recoveries associated with our expanded operated well count and the elimination of the monitoring fee.
Corporate Reorganization.   Immediately prior to the Notice of Effectiveness from the SEC on March 17, 2021, Vine Holdings underwent a corporate reorganization (“Corporate Reorganization”) whereby (a) the existing owners who directly held equity interests in Vine Oil & Gas, Vine Oil & Gas GP, Brix, Brix GP, Harvest and Harvest GP (together, the “Existing Owners”) contributed such equity interests to Vine Holdings in exchange for newly issued equity in Vine Holdings (the “LLC Interests”) to effectuate a merger of such entities into Vine Holdings, (b) certain of the Existing Owners contributed a portion of their LLC Interests directly, or indirectly by contribution of blocker entities (entities that are taxable as corporations for U.S. federal income tax purposes, the “Blocker Entities”) holding LLC Interests, to the Company in exchange for newly issued Class A Common Stock and contributed such Class A Common Stock received to Vine Investment II, Brix Investment II, Harvest Investment II, Vine Investment, Brix Investment or Harvest Investment, (together, the “Investment Vehicles”), as applicable, (c) certain of the Existing Owners exchanged the remaining portion of their LLC Interests for Vine Units and subscribed for newly issued Class B common stock of the Company (“Class B Common Stock”) with no economic rights or value and contributed such Vine Units and Class B Common Stock to Vine Investment, Brix Investment and Harvest Investment, as applicable, and (d) the Company contributed the net proceeds of the Offering to Vine Holdings in exchange for newly issued Vine Units and a managing member interest in Vine Holdings.
Each share of Class B Common Stock entitles its holder to one vote on all matters to be voted on by shareholders. Holders of Class A Common Stock and Class B Common Stock vote together as a single class on all matters presented to our shareholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation. The Class B Common Stock is not listed on any stock exchange.
Holders of Vine Units may surrender such shares, together with the same number of shares of Class B Common Stock to Vine Holdings in exchange for either (1) a number of shares of Class A Common Stock equal to the product of such number of Vine Units surrendered multiplied by a current exchange rate of one for one, subject to modification under the terms of the Exchange Agreement, dated March 17, 2021 (the “Exchange Agreement”), or (2) at the Company’s election, cash equal to an amount calculated in accordance with the Exchange Agreement. If at any time, a Vine Unit holder surrenders its Vine Units, an equal number of Class B Common Stock shares must be concurrently surrendered.
Our historical financial data as of December 31, 2020 and for the three and six months ended June 30, 2020, reflects Vine Oil & Gas LP, the accounting predecessor of Vine Energy Inc. The financial data for the three and six months ended June 30, 2021, includes Vine Oil & Gas LP for the entire period and the Brix Companies from March 17, 2021, the effective date of the acquisition as a result of the Corporate Reorganization. Accordingly, the financial information for the three and six months ended June 30, 2021 may not yield an accurate indication of what our actual results would have been if the Offering and the Corporate Reorganization had been completed at the beginning of the period presented or of what our future results of operations are likely to be in the future.
Monitoring fee.   Monitoring fees were paid pursuant to a management and consulting agreement with Blackstone and our CEO, of which over 99% is attributable to Blackstone. The monitoring fee was eliminated upon completion of the Offering.
Interest Expense.   In connection with the Offering and Bond Refinancing (as defined below), we materially reduced our indebtedness and, therefore, we had an immediate reduction in cash interest expense and could see further reductions in cash interest expense as we use free cash flow to lower our debt.
Income Taxes.   Our Predecessor was a limited partnership not subject to federal income taxes. Accordingly, no provision for federal income taxes has been provided for in our historical results of operations because taxable income was passed through to our partners. We are taxed as a corporation under the Internal Revenue Code and subject to U.S. federal income tax at the statutory rate of pretax earnings. Accordingly, the amount of our future U.S. federal income tax will be dependent upon our future taxable income. Additionally, the Company is subject to state income tax in multiple jurisdictions.
Results of Operations
	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2021		2020		2021		2020
	(in thousands, except per Mcf)				(in thousands, except per Mcf)
Production:
Total (MMcf)	95,561		59,441		160,699		116,087
Average Daily (MMcfd)	1,050		653		888		638
Revenue:		Per Mcf		Per Mcf		Per Mcf		Per Mcf
Natural gas sales	$233,851	$2.45	$84,116	$1.42	$387,837	$2.41	$176,659	$1.52
Realized gain on commodity derivatives	(24,022)	(0.25)	45,686	0.77	(24,782)	(0.15)	87,730	0.76
Unrealized (loss) gain on commodity derivatives	(274,279)	(2.87)	(58,727)	(0.99)	(309,382)	(1.93)	(63,366)	(0.55)
Total revenue	(64,450)	(0.67)	71,075	1.20	53,673	0.33	201,023	1.73
Operating Expenses:
Lease operating	16,522	0.17	11,477	0.19	31,482	0.20	24,472	0.21
Gathering and treating	28,750	0.30	20,387	0.34	49,351	0.31	36,769	0.32
Production and ad valorem taxes	6,018	0.06	4,286	0.07	10,000	0.06	8,435	0.07
General and administrative	4,772	0.05	1,349	0.02	7,355	0.05	4,680	0.04
Monitoring fee	—	—	1,787	0.03	2,077	0.01	3,525	0.03
Stock-based compensation related to Offering	13,665	0.14	—	—	13,665	0.09	—	—
Depreciation, depletion and accretion	125,125	1.31	85,610	1.44	222,197	1.38	167,934	1.45
Exploration	89	0.00	60	0.00	89	0.00	135	0.00
Strategic	—	—	1,551	0.03	—	—	2,113	0.02
Severance	—	—	326	0.01	—	—	326	0.00
Write-offof deferred offering costs	—	—	—	—	—	—	5,787	0.05
Total operating expenses	194,941	2.04	126,833	2.13	336,216	2.09	254,176	2.19
Operating income	(259,391)		(55,758)		(282,543)		(53,153)
Interest expense	(96,406)		(28,713)		(131,081)		(58,064)
Income tax provision	(4,455)		(100)		(4,620)		(250)
Total other expenses	(100,861)		(28,813)		(135,701)		(58,314)
Net income	$(360,252)		$(84,571)		$(418,244)		$(111,467)
Interest expense	96,406		28,713		131,081		58,064
Income tax provision	4,455		100		4,620		250
Depreciation, depletion and accretion	125,125		85,610		222,197		167,934

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands, except per Mcf)		(in thousands, except per Mcf)
Unrealized loss on commodity derivatives	274,279	58,727	309,382	63,366
Exploration	89	60	89	135
Non-cash G&A	98	4	97	(2)
Non-cashstock compensation to Existing Management Owners	13,665	—	13,665	—
Strategic	—	1,551	—	2,113
Severance	—	326	—	326
Non-cashwrite-off of deferred IPO costs	—	—	—	5,787
Non-cash volumetric and production adjustment to gas gathering liability	—	—	—	(2,567)
Adjusted EBITDAX	$153,865	$90,520	$262,887	$183,939

Revenue
Natural Gas Sales and Realized Commodity Derivatives
The changes in our natural gas sales and realized derivative effects are as follows (in thousands):
Three months ended June 30, 2020	$129,802
Volume	51,114
Price	98,621
Realized derivative	(69,708)
Three months ended June 30, 2021	$209,829
Six months ended June 30, 2020	$264,389
Volume	67,890
Price	143,288
Realized derivative	(112,512)
Six months ended June 30, 2021	$363,055
The increase in natural gas volume for the three months and six months ended June 30, 2021 was primarily the result of new wells and additional production attributable to the Brix Companies since the Corporate Reorganization. The price increase for the three months ended June 30, 2021 was driven by the increase in the Henry Hub price upon which our sales price is generally determined.
Since commodity prices were above the weighted average floor prices of our derivative portfolio, we realized a net loss on our natural gas derivatives during the three and six months ended June 30, 2021. Conversely, commodity prices were below the weighted average floor prices of our derivative portfolio for the three and six months ended June 30, 2020, and we realized a net gain on our natural gas derivatives. The average prices of natural gas in our commodity derivative contracts for the three and six months ended June 30, 2021 were approximately $2.52 and $2.62 per MMBtu, respectively. The average prices of natural gas in our commodity derivative contracts for the three and six months ended June 30, 2020 were approximately $2.64 and $2.72 per MMBtu, respectively. Additionally, our total volumes hedged for the three and six months ended June 30, 2021 were approximately 86% and 90% of net gas produced, respectively. Additionally, our total volumes hedged for the three and six months ended June 30, 2020 were approximately 88% and 91% of net gas produced, respectively.

As our production volumes fluctuate, we would expect our revenue to also fluctuate, depending on prevailing natural gas prices and the extent of our hedges.
Unrealized Loss on Commodity Derivatives
We had an unrealized loss on our commodity derivative contracts for all 2021 and 2020 periods presented, which was primarily related to increases in NYMEX natural gas futures relative to December 31, 2020 and 2019, respectively.
Operating Expenses
Lease Operating (“LOE”)
LOE for the three months ended June 30, 2021 increased $5.0 million compared to the three months ended June 20, 2020 but was down $0.02 on a per Mcf basis. The increase in LOE on an absolute basis was primarily due to the addition of the Brix Companies since the Corporate Reorganization as well as new wells brought online. LOE is down on per Mcf basis due to a decline in water disposal costs arising from our comprehensive multi-year water management plan.
LOE for the six months ended June 30, 2021 increased $7.0 million compared to the three months ended June 20, 2020 but was down $0.01 on a per Mcf basis. The increase in LOE on an absolute basis was primarily due to the addition of the Brix Companies since the Corporate Reorganization as well as new wells brought online. LOE is down on per Mcf basis due to reduced water disposal costs offset by an increase in expenses due to winter storm Uri in the first quarter of 2021. The storm caused additional expenses in labor, water disposal and equipment repairs to restore production.
We expect that our LOE will increase in the future as additional wells are brought online but may decrease on a unit cost basis as production increases since a portion of our LOE is fixed.
Gathering and Treating
	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2021		2020		2021		2020
	(in thousands)	Per Mcf	(in thousands)	Per Mcf	(in thousands)	Per Mcf	(in thousands)	Per Mcf
Gathering – Cash	$27,674	$0.29	$20,195	$0.34	$48,009	$0.30	$38,923	$0.34
Gathering – Non-Cash	—	—	—	—	—	—	(2,567)	(0.02)
Other	1,076	0.01	192	0.00	1,342	0.01	413	—
Total	$28,750	$0.30	$20,387	$0.34	$49,351	$0.31	$36,769	$0.32
Gathering and treating expense increased in the three months ended June 30, 2021 on an absolute basis but was down $0.04 per Mcf on a unit cost basis due to a contractual gathering rate decrease that occurred in the fourth quarter of 2020 as well as lower gathering rates on the legacy wells of the Brix Companies.
Gathering and treating expense increased in the six months ended June 30, 2021 on an absolute basis but was down $0.01 per Mcf on a unit cost basis due to a contractual gathering rate decrease that occurred in the fourth quarter of 2020 as well as lower gathering rates on the legacy wells of the Brix Companies. Ournon-cashgathering liability gain decreased as all obligations under the gathering liability were satisfied in 2020 with no payments required in 2020 or 2021 on our minimum volume gathering commitment.
We expect gathering and treating expense per Mcf to be in the range of $0.29 to $0.30 per Mcf for the remainder of 2021.

Production and Ad Valorem Taxes
	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2021		2020		2021		2020
	(in thousands)	Per Mcf	(in thousands)	Per Mcf	(in thousands)	Per Mcf	(in thousands)	Per Mcf
Production taxes	$4,211	$0.04	$2,871	$0.05	$6,576	$0.04	$5,604	$0.05
Ad valorem taxes	1,807	0.02	1,415	0.02	3,424	0.02	2,831	0.02
Total	$6,018	$0.06	$4,286	$0.07	$10,000	$0.06	$8,435	$0.07
For the three and six months ended June 30, 2021, production and ad valorem taxes increased on an absolute basis due to the addition of the Brix Companies since the Corporate Reorganization. Although higher natural gas prices have caused our wells to payout faster thereby losing production tax exemptions, production taxes were relatively flat on a unit cost basis because the state of Louisiana dropped the severance tax rate from $0.125 per Mcf to $0.0934 per Mcf in the third quarter of 2020.
We expect our production and ad valorem tax to increase in the future as we develop our assets and increase the number of producing wells on which such taxes are levied. We expect these new wells will continue to qualify for early life production tax exemptions, and we expect our production tax costs will increase in absolute terms as wells meet payout and are no longer production tax exempt. Production taxes are paid on produced natural gas based on rates established annually by the state of Louisiana.
G&A
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)		(in thousands)
Wages and benefits	$7,081	$5,947	$13,304	$13,009
Professional services	1,256	660	2,347	1,689
Licenses, fees and other	1,517	1,699	3,259	3,764
Total gross G&A expense	9,854	8,306	18,910	18,462
Less:
Allocations to affiliates	—	(2,248)	(1,748)	(4,517)
Recoveries	(5,082)	(4,709)	(9,807)	(9,265)
Net G&A expense	$4,772	$1,349	$7,355	$4,680
Gross G&A expense for the three and six months ended June 30, 2021 increased primarily due to increased professional services associated with being a public company. We had lower allocations to affiliates due to the elimination of allocations effective with the date of the Corporate Reorganization. Our net G&A expense was reduced by higher recoveries in the 2021 periods presented attributable to inclusion of the Brix Companies recoveries since the Corporate Reorganization and increased producing well count.
Stock Compensation to Existing Management Owners
On June 15, 2021, Blackstone and management calculated the final conversion of the Class A, B, and C units that were previously held at our Predecessor and the Brix Companies into a single class of equity in Vine Investment, Brix Investment, Harvest Investment, Vine Investment II, Brix Investment II and Harvest Investment II. The Class A and C Units of our Predecessor, Brix and Harvest were deemed modified effective June 15, 2021. As a result, we recordednon-cashstock compensation expense of $13.7 million in the second quarter of 2021.
Write-offof Deferred Offering Costs
In conjunction with a possible initial public offering, costs incurred related to such an offering, including legal, audit, tax and other professional services are capitalized as deferred equity issuance costs. In the first quarter of 2020, wewrote-offdeferred offering costs related to years that would no longer be presented in any future potential filings. Beginning in the fourth quarter of 2020, we incurred costs related to the Offering that occurred in the first quarter of 2021 that were offset against Offering proceeds.
Monitoring Fee
The management and consulting agreement with Blackstone and our CEO was eliminated effective with the Offering thereby causing the reduction in monitoring fees for the three and six months ended June 30, 2021.
DD&A
	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2021		2020		2021		2020
	(in thousands)	Per Mcf	(in thousands)	Per Mcf	(in thousands)	Per Mcf	(in	Per Mcf
Depletion	$123,402	$1.29	$84,008	$1.41	$218,918	$1.36	$164,067	$1.41
Depreciation	1,329	0.01	1,269	0.02	2,524	0.02	2,689	0.02
Accretion	394	0.00	333	0.01	755	0.00	1,178	0.01
Total	$125,125	$1.31	$85,610	$1.44	$222,197	$1.38	$167,934	$1.45
The increase in DD&A for the three and six months ended June 30, 2021 was due to increased production on new wells along with production added from the Brix Companies since the date of the Corporate Reorganization. The per MCF decrease in depletion expense for the three and six months ended June 30, 2021 is due to a lower depletion rate related to the Corporate Reorganization and fair value of the Brix Companies’ assets acquired. We expect our depletion rate will fluctuate in the future based on levels of CapEx incurred to develop our assets and changes in proved reserve levels.
Depreciation increased for the three months ended June 30, 2021 related to new saltwater disposal wells. The decrease in deprecation for the six months ended June 30, 2021 was primarily associated with some assets becoming fully depreciated offset by an increase for depreciation on new saltwater disposal wells. The decrease in accretion expense for the six months ended June 30, 2021 was related to the elimination of our gas gathering liability in the first quarter of 2021.
Interest Expense
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2021	2020	2021	2020
	(in thousands)
Cash interest:
Interest costs on debt outstanding	$20,836	$23,876	$47,007	$48,492
Cash premiums on extinguishment of debt	62,573	—	62,573	—
Letter of credit and other fees	375	396	974	770
Total cash interest	83,784	24,272	110,554	49,262
Non-cashinterest:
Non-cashinterest on debt outstanding	2,106	4,441	5,129	8,802
Non-cashloss on extinguishment of debt	10,516	—	15,398	—
Totalnon-cashinterest	12,622	4,441	20,527	8,802
Total interest expense	$96,406	$28,713	$131,081	$58,064

The decrease in cash interest costs on debt outstanding for the three and six months ended June 30, 2021 was associated with lower debt outstanding and overall lower interest rates with our new debt structure.Non-cashinterest on debt outstanding includes reduced amortization of deferred financing costs due to the debt transactions associated with the Offering and issuance of the 6.75% Notes.
The cash redemption premiums on extinguishment of debt was paid for the early termination of the 8.75% Notes and 9.75% Notes in April 2021. The loss on extinguishment of debt was associated with thewrite-offof deferred financing costs and debt discount associated with the termination of the 8.75% Notes, the 9.75% Notes, the Prior RBL and Third Lien facility.
Capital Resources and Liquidity
Our development activities require us to make significant operating and capital expenditures. Our primary use of capital has historically been for the development of natural gas properties. In addition, we regularly evaluate our capital structure and opportunities to manage our liabilities, as well as other strategic transactions that we believe to be credit accretive.
Contemporaneously with the closing of the Offering, we entered into the New RBL to repay in full and terminate each of the Prior RBL and the Brix Credit Facility. The New RBL has a total facility size of $750 million and a borrowing base of $350 million. As of June 30, 2021, we had $35 million drawn on our RBL and available capacity of $302 million (after giving effect to $13 million of letters of credit).
In April 2021, Vine Holdings completed its offering of $950 million aggregate principal amount of 6.75% senior unsecured notes due 2029 (the “6.75% Notes”). The net proceeds from the Bond Offering, along with cash on hand, were used to redeem all the 8.75% Notes and 9.75% Notes.
We expect our 2021 pro forma capital program to be in the range of $340 to $350 million. We expect to fund our 2021 CapEx largely through operating cash flow and to a limited extent with borrowings under our New RBL, while maintaining considerable liquidity and financial flexibility.
We believe that operating cash flow and our available capacity under our New RBL should be sufficient to fully fund our forecasted CapEx for 2021 and meet our cash requirements, including normal operating needs, debt service obligations and commitments and contingencies. However, we may access the capital markets to raise capital to the extent that we consider market conditions favorable.
Cash Flow Activity
Our financial condition and results of operations, including our liquidity and profitability, are significantly affected by the prices that we realize for our natural gas and the volumes of natural gas that we produce. Natural gas is a commodity for which established trading markets exist. Accordingly, our operating cash flow is sensitive to a number of variables, the most significant of which are the volatility of natural gas prices and production levels both regionally and across North America, the availability and price of alternative fuels, infrastructure capacity to reach markets, costs of operations and other variable factors. We monitor factors that we believe could be likely to influence price movements including new or expanded natural gas markets, gas imports, LNG and other exports and industry CapEx levels.
The Company’s cash flow activity is as follows (in thousands):
	For the Six Months Ended June 30,
	2021	2020
Operating cash flow	206,020	$136,254
Investing cash flow	(151,529)	(161,903)
Financing cash flow	(15,020)	70,780
Net change in cash	$39,471	$45,131
2021 Compared to 2020
Operating Cash Flow
Our cash flow provided by operating activities for the six months ended June 30, 2021 was higher primarily due to higher natural gas sales driven by increased production and price.

Investing Cash Flow
Our cash flow used by investing activities for the six months ended June 30, 2021 decreased due to $19.9 million of cash received from the acquisition of the Brix Companies, partially offset by higher capital expenditures due to the inclusion of the Brix Companies Capex subsequent to the Corporate Reorganization.
Financing Cash Flow
Our financing cash flow for the six months ended June 30, 2021 decreased primarily due to cash redemption premiums paid of $62.6 million to repay the 8.75% Notes and the 9.75% Notes prior to maturity and the payment of $28.7 million of deferring financing costs associated with replacing our RBL and issuing the 6.75% Notes.
Derivative Activities
Our commodity derivatives allow us to mitigate the potential effects of the variability in operating cash flow thereby providing increased certainty of cash flows to support our capital program and to service our debt. We believe our New RBL affords us greater flexibility to hedge than similar agreements of our peers because it allows us to hedge a large percentage of our total expected production. Typically, credit documents limit borrowers to hedging only production from already developed reserves. Our New RBL and Second Lien Term Loan require that we hedge 70% of our reasonably anticipated projected production of natural gas from proved developed producing reserves for the next 24 months. Our derivatives provide only partial price protection against declines in natural gas prices and partially limit our potential gains from future increases in prices. Our current derivative portfolio cannot protect us from the risk of a potential widening of differentials between our sales price and NYMEX.
The Company’s outstanding derivative positions as of June 30, 2021 are as follows:
Natural Gas Swaps
	Period	Natural Gas Volumes (MMBtud)	Weighted Average Swap Price ($ / MMBtu)
2021
Third Quarter		845,333	$2.53
Fourth Quarter		848,887	$2.62
2022
First Quarter		866,797	$2.56
Second Quarter		348,859	$2.54
Third Quarter		409,853	$2.54
Fourth Quarter		604,935	$2.53
2023
First Quarter		528,652	$2.48
Second Quarter		65,470	$2.45
Third Quarter		45,954	$2.44
Fourth Quarter		125,092	$2.50
2024
First Quarter		313,512	$2.53
Second Quarter		11,957	$2.31
Third Quarter		7,366	$2.31
Fourth Quarter		70,761	$2.58
2025
First Quarter		137,667	$2.58
Sold Natural Gas Calls
	Production Year	Natural Gas Volumes (MMBtud)	Weighted Average Call Price ($ / MMBtu)
2021

Sold Natural Gas Calls
	Production Year	Natural Gas Volumes (MMBtud)	Weighted Average Call Price ($ / MMBtu)
Third Quarter		(30,000)	$2.85
2022
Second Quarter		(8,352)	$3.02
2023
First Quarter		(180,000)	$3.26
Sold Natural Gas Puts
	Production Year	Natural Gas Volumes (MMBtud)	Weighted Average Put Price ($ / MMBtu)
2021
Third Quarter		30,000	$2.55
2022
Second Quarter		8,352	$2.80
Basis swaps
	Production Year	Natural Gas Volumes (MMBtud)	Weighted Average Basis Swap ($ / MMBtu)
2022
First Quarter		62,500	$(0.19)
Second Quarter		62,500	$(0.19)
Third Quarter		62,500	$(0.19)
Fourth Quarter		62,500	$(0.19)
We expect to continue to use commodity derivatives to hedge our price risk in the future, though the notional and pricing levels will be dependent upon prevailing conditions, including available capacity of our counterparties.
Debt Agreements
Summary of Outstanding Debt as of June 30, 2021(1)
	Highest Priority New RBL	Second Lien Term Loan	Lowest Priority 6.75% (Unsecured)
Face amount	$750 million	$150 million	$950 million
Amount outstanding	$35 million	$150 million	$950 million
Scheduled maturity date	December 2024, or 91 days prior to the maturity of the Second Lien Term Loan, to the extent any of such indebtedness remains outstanding	December 2025	April 2029

	Highest Priority New RBL	Second Lien Term Loan	Lowest Priority 6.75% (Unsecured)
Interest rate	LIBOR + 3.0 – 4.0%	LIBOR + 8.75%	6.75%
Base interest rate options	ABR and LIBOR (with a floor of 0.50)% + spread	ABR and LIBOR (with a floor of 0.75)% + spread	N/A
Financial maintenance covenants	– Maximum consolidated total net leverage ratio of 3.25x effective April 2021 – Maximum Current Ratio of 1.00x effective April 2021 – Minimum hedging requirements	– Maximum consolidated total net leverage ratio of 4.0x decreasing to 3.5x effective April 2021 –Minimum liquidity of $40 million tested quarterly – Minimum hedging requirements	N/A
Significant restrictive covenants	– Incurrence of debt	– Incurrence of debt	– Incurrence of debt
	– Incurrence of liens	– Incurrence of liens	– Incurrence of liens
	– Payment of dividends	– Payment of dividends	– Payment of dividends
	– Equity purchases	– Equity purchases	– Equity purchases
	– Asset sales	– Asset sales	– Asset sales
	– Limitations on derivatives & investments	– Limitations on derivatives & investments	– Limitations on ability to make investments
	– Affiliate transactions	– Affiliate transactions	– Affiliate transactions
		– Excess cash cap	– Restricted payments – Limitations on Guarantees by Restricted Subsidiaries
Optional redemption	Any time at par	Make-whole through June 2022; 102% through June 2023; 101% through June 2024; thereafter at par	Make-whole through April 2024. After April 2024 through April 2025 at 103.375%; thereafter through April 2026 at 101.688%; thereafter at par.
Change of control	Event of default	Event of default	If accompanied by Ratings Decline, Investor put at 101% of par

(1)
This information is qualified in all respects by reference to the full text of the covenants, provisions and related definitions contained in the documents governing the various components of our debt.

Item 3.   Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk, including the effects of adverse changes in commodity prices as described below. The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risk. The term “market risk” refers to the risk of loss arising from adverse changes in natural gas prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures. All of our market risk sensitive instruments were entered into for hedging purposes, rather than for speculative trading.
Commodity Price Risk and Hedges
Our major market risk exposure is in the pricing that we receive for our natural gas production. Natural gas is a commodity and, therefore, its price is subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the natural gas market has been volatile. Prices for domestic natural gas began to decline during the third quarter of 2014 and have been pressured since then, despite a modest recovery in oil prices. Spot prices for Henry Hub generally ranged from $1.50 per MMBtu to $4.75 per MMBtu since the Company’s inception in 2014. Our revenue, profitability and future growth are highly dependent on the prices we receive for our natural gas production, and the levels of our production, depend on numerous factors beyond our control.
Due to natural gas volatility, we have historically used, and we expect to continue to use, derivatives, such as swaps and collars, to hedge price risk associated with our anticipated production. This helps reduce potential negative effects of reductions in gas prices but also reduces our ability to benefit from increases in gas prices. These instruments provide only partial price protection against declines in natural gas prices and may partially limit our potential gains from future increases in prices. Moreover, our New RBL and Second Lien Term Loan require us to have 70% of our reasonably anticipated projected production of natural gas from proved developed producing reserves for the next 24 months.
Interest Rate Risk
As of June 30, 2021, we had $185 million of floating interest rate debt outstanding.
We do not currently have any derivative arrangements to protect against fluctuations in interest rates applicable to our variable rate indebtedness but may enter into such derivative arrangements in the future. To the extent we enter into any such interest rate derivative arrangement, we would subject to risk for financial loss.
Counterparty and Customer Credit Risk
Our derivatives expose us to credit risk in the event of nonperformance by counterparties. While we do not require our counterparties to our derivatives to post collateral, our counterparties have principally been lenders under the New RBL, which allows forright-of-offsetin the event that they do not perform. We also utilize other counterparties who have investment grade credit ratings and whom we will continue to evaluate creditworthiness over the terms of the derivatives.
Our principal exposures to credit risk are through receivables resulting from joint interest receivables and receivables from the sale of our natural gas production. The inability or failure of our significant customers to meet their obligations to us or their insolvency or liquidation may adversely affect our financial results. However, we believe the credit quality of our customers is high.
We sell our production to various types of customers, but generally to trading houses and large physical consumers of natural gas. We extend and monitor credit based on an evaluation of their financial conditions and publicly available credit ratings. The future availability of a ready market for natural gas depends on numerous factors outside of our control, none of which can be predicted with certainty. We do not believe the loss of any single purchaser would materially impact our operating results because of gas fungibility, the depth of Gulf Coast markets and presence of numerous purchasers.

Accounts receivable from joint interest billings arise from costs that we incur as operator that are attributable to outside working interests. We generally have the right to offset cash we receive for any production that we market on behalf of such outside working interests in the event they do not pay their portion of the costs we incur on their behalf.
Inflation
Inflation in the U.S. has been relatively low in recent years and did not have a material impact on our results of operations during the quarter ended June 30, 2021. Although the impact of inflation has been insignificant in recent years, it could cause upward pressure on the cost of oilfield services, equipment and G&A.
Off-BalanceSheet Arrangements
We have nooff-balancesheet arrangements.
Critical Accounting Policies and Changes
Income Taxes
The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and net operating loss and tax credit carry forwards. Deferred tax assets and liabilities are calculated by applying existing tax laws and the rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.
We regularly review our deferred tax assets for recoverability and establish a valuation allowance, if needed, based on historical taxable income, projected future taxable income, applicable tax planning strategies, and the expected timing of the reversals of existing temporary differences. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In forming our judgment regarding the recoverability of deferred tax assets related to deductible temporary differences and tax attribute carryforwards, we give weight to all available positive and negative evidence based on the extent to which the forms of evidence can be objectively verified. We consider, among other things, our deferred tax liabilities, the overall business environment, historical earnings and losses, current industry trends, and our outlook for future years.
As of June 30, 2021, there were no other significant changes to the methodology applied by management for critical accounting policies previously disclosed in our final prospectus, dated March 17, 2021, filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act of 1933, as supplemented, on March 19, 2021.
Item 4. Controls and Procedures
Disclosure Controls and Procedures
Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules13a-15(e)and15d-15(e)under the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the quarter ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION
Item 1.   Legal Proceedings
We are party to various legal proceedings and claims in the ordinary course of our business. We believe these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity. There have been no significant developments in the “Legal Proceedings” described in our final prospectus, dated March 17, 2021, filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act of 1933, as supplemented.
Item 1A.   Risk Factors
There have been no material changes to the Company’s “Risk Factors” described in our final prospectus, dated March 17, 2021, filed with the SEC pursuant to Rule 424(b)(4) of the Securities Act of 1933, as supplemented.
Item 2.   Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3.   Defaults Upon Senior Securities
None.
Item 4.   Mine Safety Disclosures
None.
Item 5.   Other Information
None.
Item 6.   Exhibits
Exhibit No.	Description
2.1	Agreement and Plan of Merger by and among Chesapeake Energy Corporation, Hannibal Merger Sub, Inc., Hannibal Merger Sub, LLC, Vine Energy, Inc. and Vine Energy Holdings, LLC., dated as of August 10, 2021 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, File No. 001-40239, filed with the Commission on August 11, 2021).
3.1	Amended and Restated Certificate of Incorporation of Vine Energy Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, File No. 001-40239, filed with the Commission on March 23, 2021).
3.2	Amended and Restated Bylaws of Vine Energy Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K, File No. 001-40239, filed with the Commission on March 23, 2021).
10.1	Amendment No. 2 to Second Lien Credit Agreement, dated June 29, 2021, by and among Vine Holdings, the several lenders from time to time party thereto and Morgan Stanley Senior Funding as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-40239, filed with the Commission on July 1, 2021).
10.2	Employment Agreement, dated as of June 28, 2021, with Eric D. Marsh (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 001-40239, filed with the Commission on July 1, 2021).
10.3	Employment Agreement, dated as of June 28, 2021, with David M. Elkin (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K,

Exhibit No.	Description
File No. 001-40239, filed with the Commission on July 1, 2021).
10.4	Employment Agreement, dated as of June 28, 2021, with Wayne B. Stoltenberg (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, File No. 001-40239, filed with the Commission on July 1, 2021).
10.5	Employment Agreement, dated as of June 28, 2021, with Jonathan C. Curth (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, File No. 001-40239, filed with the Commission on July 1, 2021).
10.6	Merger Support Agreement, dated August 10, 2021 by and among Chesapeake Energy Corporation, Hannibal Merger Sub, Inc., Hannibal Merger Sub, LLC, Vine Energy, Inc. and the stockholders of Vine Energy, Inc. listed thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, File No. 001-40239, filed with the Commission on August 11, 2021).
10.7	Tax Receivable Agreement Amendment, dated August 10, 2021 by and among Vine Energy Inc., Vine Investment LLC, Vine Investment II LLC, Brix Investment LLC, Brix Investment II LLC, Harvest Investment LLC and Harvest Investment II LLC (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K, File No. 001-40239, filed with the Commission on August 11, 2021).
31.1(a)	Chief Executive Officer certification under Section 302 of Sarbanes-Oxley Act of 2002.
31.2(a)	Chief Financial Officer certification under Section 302 of Sarbanes-Oxley Act of 2002.
32.1(b)	Chief Executive Officer certification under Section 906 of Sarbanes-Oxley Act of 2002.
32.2(b)	Chief Financial Officer certification under Section 906 of Sarbanes-Oxley Act of 2002.
101.INS(a)	Inline XBRL Instance Document — the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH(a)	Inline XBRL Taxonomy Extension Schema Document.
101.CAL(a)	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF(a)	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB(a)	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE(a)	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

(a)
Filed herewith.

(b)
Furnished herewith.

†
Management Contract or compensatory plan or agreement.

*
Schedules have been omitted pursuant to Item 601(b)(2) of RegulationS-K.The Company agrees to furnish to the SEC a copy of any omitted schedule upon request.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned hereunto duly authorized.
Vine Energy Inc.
Date: August 13, 2021	By: /s/ Brian D. Dutton
Name: Brian D. Dutton
Title: Vice President, Chief Accounting Officer and Principal Accounting Officer

Exhibit 31.1
CERTIFICATION
PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Eric D. Marsh, certify that:
1.
I have reviewed this quarterly report on Form 10-Q of Vine Energy Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
[Reserved];

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 13, 2021	/s/ Eric D. Marsh
Eric D. Marsh President, Chief Executive Officer and Chairman of the Board of Directors

Exhibit 31.2
CERTIFICATION
PURSUANT TO 17 CFR 240.13a-14
PROMULGATED UNDER
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
I, Wayne B. Stoltenberg, certify that:
1.
I have reviewed this quarterly report on Form 10-Q of Vine Energy Inc.;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
[Reserved];

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 13, 2021	/s/ Wayne B. Stoltenberg
Wayne B. Stoltenberg Executive Vice President, Chief Financial Officer

Exhibit 32.1
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report of Vine Energy Inc. (the “Company”) on Form 10-Q for the period ended June 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Eric D. Marsh, President, Chief Executive Officer and Chairman of the Board of Directors of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
1.
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 13, 2021	/s/ Eric D. Marsh
Eric D. Marsh President, Chief Executive Officer and Chairman of the Board of Directors
This certification accompanies each Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.
A signed original of this written statement required by Section 906 has been provided by the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Quarterly Report of Vine Energy Inc. (the “Company”) on Form 10-Q for the period ended June 30, 2021 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Wayne B. Stoltenberg, Executive Vice President, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:
1.
The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.
The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 13, 2021	/s/ Wayne B. Stoltenberg
Wayne B. Stoltenberg Executive Vice President, Chief Financial Officer
This certification accompanies each Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.
A signed original of this written statement required by Section 906 has been provided by the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

ANNEX G
January 7, 2020
Mr. Eric Marsh
Chief Executive Officer
Vine Oil & Gas LP.
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Re: Vine Oil & Gas LP. Haynesville and Mid-Bossier Shale Properties Estimate of Reserves and Revenues SEC Pricing Case “As of” January 1, 2020
Dear Mr. Marsh:
At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Vine Oil & Gas, L.P. (“Vine”). This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K and may be used for inclusion in certain SEC filings by Vine. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River, DeSoto, Sabine and Natchitoches Parishes, Louisiana. This report excludes effects of commodity derivatives and any unmet midstream commitments by Vine. Our third party evaluation was completed on January 7, 2020. Our conclusions, as of January 1, 2020, are as follows:
	Net to Vine Oil & Gas, LP.
	Proved Developed		Proved	Total	Probable	Possible
SEC Price Case	Producing	Non- producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	434,553.6	13,412.9	1,761,866.4	2,209,832.9	3,585,932.5	455,783.0
Revenues
Gas, $(100) %	1,005,587,136	31,038,456	4,077,082,880	5,113,708,472	8,298,100,736	1,054,713,664
Total, $	1,005,587,136	31,038,456	4,077,082,880	5,113,708,472	8,298,100,736	1,054,713,664
Expenditures
Ad Valorem Taxes, $	43,132,376	332,923	68,662,264	112,127,563	147,227,456	18,798,350
Severance Taxes, $	36,076,216	727,024	89,775,016	126,578,256	181,460,800	23,061,818
Fixed Operating Expense, $	261,286,896	5,222,728	743,078,400	1,009,588,024	1,519,582,464	195,046,976
Variable Operating Expense, $	40,776,016	1,211,969	168,430,256	210,418,241	341,251,008	43,811,632
Marketing and Fuel, $	41,201,796	1,217,321	169,281,488	211,700,605	343,777,504	44,083,980
Total, $	422,473,300	8,711,965	1,239,227,424	1,670,412,689	2,533,299,232	324,802,756
Investments, $	8,444,488	111,533	1,726,457,434	1,735,013,455	3,860,688,702	488,419,967
Plugging & Abandonment, $	31,252,760	2,101,943	18,887,590	52,242,293	42,175,170	5,386,753
Total, $	39,697,248	2,213,476	1,745,345,024	1,787,255,748	3,902,863,872	493,806,720

	Net to Vine Oil & Gas, LP.
	Proved Developed		Proved	Total	Probable	Possible
SEC Price Case	Producing	Non- producing	Undeveloped	Proved	Undeveloped	Undeveloped
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	543,416,704	20,113,016	1,092,510,976	1,656,040,696	1,861,936,768	236,104,368
FNR Disc. @ 10.0%, $	443,546,080	16,853,644	527,767,168	988,166,892	441,079,488	37,430,740
Allocation Percentage by Classification
FNR Disc. @ 10.0%	44.9%	1.7%	53.4%	100.0%	100.0%	100.0%

*
Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report — The purpose of this report is to provide Vine with an estimate of future reserves and net revenues attributable to interests owned by Vine in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2020 in accordance with the SEC guidelines.
Scope of Work — W.D. Von Gonten & Co. was engaged by Vine to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Vine as of January 1, 2020. All of Vine’s probable and possible reserves are undeveloped. Once the reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2020.
Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.
Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.
Projections — The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2020 through December 31, 2020.
Property Discussion
Vine currently owns, and operates, an approximate 83% working interest in 318 Proved Developed Producing (“PDP”) wells, an approximate 19% working interest in 47 PDP wells that GeoSouthern operates, and an approximate mean working interest of 7% in 43 PDP wells operated by miscellaneous other 3rd party companies. Vine also owns royalty and mineral interests in 146 wells operated by GeoSouthern and other 3rd party companies. All wells are located in Red River, De Soto, Sabine, and Natchitoches Parishes, Louisiana. The PDP wells are producing from the Haynesville and Mid-Bossier shale formations.
Reserve Estimates
Proved Producing Reserves — Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.
Vine Oil & Gas, L.P. – 01.01.20 SEC 3P Reserves Report, January 7, 2020 – Page 2

Proved Undeveloped Reserves — The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.
Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped category of reserves. That volume, as reflected in the results table of page 1 of this report, is approximately 1,761,866 MMcf of natural gas.
Probable and Possible Reserves — Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.
Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.
Product Prices
The estimated revenues shown herein were based on SEC pricing guidelines effective January 1, 2020. SEC pricing is determined by averaging the first day of each month’s closing price for the previous 12 months using published benchmark oil and gas prices. This method renders a Henry Hub gas price of $2.578/MMBtu. This price was held constant throughout the life of the properties as per SEC guidelines. A pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the point of sale. The differential from SEC pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Vine provided W.D. Von Gonten & Co. an average gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used SEC pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average realized price after adjustments for location and quality differentials such as transportation and BTU content for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) is $2.314/Mcf.
Operating Expenses and Capital Cost
Monthly operating expenses for wells operated by Vine and other 3rd party companies were provided by Vine. Vine provided W.D. Von Gonten & Co. Vine operated, non-operated, and a blend of both, with 12 months (December 2018 — November 2019) of historical fixed and variable operating expense data. W.D Von Gonten & Co. then confirmed and applied Vine’s recommended fixed and variable costs to each individual operated and non-operated property.
Capital costs associated with the drilling and completion of future undeveloped locations were provided by Vine. Support data including drilling, completion, and facility costs, as well as current
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completion designs rendered applicable for future development wells, were provided by Vine for wells spud from June of 2018 through September of 2019. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators.
All operating expenses and capital costs were held flat for the life of the properties in accordance with SEC guidelines.
Other Considerations
Abandonment Costs — The costs necessary for abandonment of certain properties were provided by Vine. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.
Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.
Data Sources — Data furnished by Vine included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Vine. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.
Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2020 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses, and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.
Thank you for the opportunity to assist Vine with this report.
Respectfully submitted, William D. Von Gonten, Jr., P.E. TX # 73244 John M. Parker
Vine Oil & Gas, L.P. – 01.01.20 SEC 3P Reserves Report, January 7, 2020 – Page 4

PETROLEUM RESERVES AND RESOURCES CLASSIFICATION AND DEFINITIONS
This document contains information excerpted from definitions and guidelines prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers (SPE) and reviewed and jointly sponsored by the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE).
Preamble
Petroleum resources are the estimated quantities of hydrocarbons naturally occurring on or within the Earth’s crust. Resource assessments estimate total quantities in known and yet-to-be discovered accumulations; resources evaluations are focused on those quantities that can potentially be recovered and marketed by commercial projects. A petroleum resources management system provides a consistent approach to estimating petroleum quantities, evaluating development projects, and presenting results within a comprehensive classification framework.
These definitions and guidelines are designed to provide a common reference for the international petroleum industry, including national reporting and regulatory disclosure agencies, and to support petroleum project and portfolio management requirements. They are intended to improve clarity in global communications regarding petroleum resources. It is expected that this document will be supplemented with industry education programs and application guides addressing their implementation in a wide spectrum of technical and/or commercial settings.
It is understood that these definitions and guidelines allow flexibility for users and agencies to tailor application for their particular needs; however, any modifications to the guidance contained herein should be clearly identified. The definitions and guidelines contained in this document must not be construed as modifying the interpretation or application of any existing regulatory reporting requirements.
1.0 Basic Principles and Definitions
The estimation of petroleum resource quantities involves the interpretation of volumes and values that have an inherent degree of uncertainty. These quantities are associated with development projects at various stages of design and implementation. Use of a consistent classification system enhances comparisons between projects, groups of projects, and total company portfolios according to forecast production profiles and recoveries. Such a system must consider both technical and commercial factors that impact the project’s economic feasibility, its productive life, and its related cash flows.
1.1 Petroleum Resources Classification Framework
Petroleum is defined as a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain non-hydrocarbons, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide and sulfur. In rare cases, non-hydrocarbon content could be greater than 50%.
The term “resources” as used herein is intended to encompass all quantities of petroleum naturally occurring on or within the Earth’s crust, discovered and undiscovered (recoverable and unrecoverable), plus those quantities already produced. Further, it includes all types of petroleum whether currently considered “conventional” or “unconventional.”
Figure 1-1 is a graphical representation of the SPE/WPC/AAPG/SPEE resources classification system. The system defines the major recoverable resources classes: Production, Reserves, Contingent Resources, and Prospective Resources, as well as Unrecoverable petroleum.
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The “Range of Uncertainty” reflects a range of estimated quantities potentially recoverable from an accumulation by a project, while the vertical axis represents the “Chance of Commerciality, that is, the chance that the project that will be developed and reach commercial producing status.
The following pages contain the definitions in Tables 1, 2, and 3 that display the major classes and sub-classes of petroleum reserves and resources as defined by the SPE:
Table 1: Recoverable Resources Classes and Sub-Classes
Class/Sub-Class	Definition	Guidelines
Reserves	Reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.	Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status. To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within a reasonable time frame. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the
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Class/Sub-Class	Definition	Guidelines
scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.
On Production	The development project is currently producing and selling petroleum to market.	The key criterion is that the project is receiving income from sales, rather than the approved development project necessarily being complete. This is the point at which the project “chance of commerciality” can be said to be 100%. The project “decision gate” is the decision to initiate commercial production from the project.
Approved for Development	All necessary approvals have been obtained, capital funds have been committed, and implementation of the development project is under way.	At this point, it must be certain that the development project is going ahead. The project must not be subject to any contingencies such as outstanding regulatory approvals or sales contracts. Forecast capital expenditures should be included in the reporting entity’s current or following year’s approved budget. The project “decision gate” is the decision to start investing capital in the construction of production facilities and/or drilling development wells.
Justified for Development	Implementation of the development project is justified on the basis of reasonable forecast commercial conditions at the time of reporting, and there are reasonable expectations that all necessary approvals/contracts will be obtained.	In order to move to this level of project maturity, and hence have reserves associated with it, the development project must be commercially viable at the time of reporting, based on the reporting entity’s assumptions of future prices, costs, etc. (“forecast case”) and the specific circumstances of the project. Evidence of a firm intention to proceed with development within a reasonable time frame will be sufficient to demonstrate commerciality. There should be a development plan in sufficient detail to support the assessment of commerciality and a reasonable expectation that any regulatory approvals or sales contracts required prior to project implementation will be forthcoming. Other than such approvals/contracts, there should be no known contingencies that could
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Class/Sub-Class	Definition	Guidelines
preclude the development from proceeding within a reasonable timeframe (see Reserves class). The project “decision gate” is the decision by the reporting entity and its partners, if any, that the project has reached a level of technical and commercial maturity sufficient to justify proceeding with development at that point in time.
Contingent Resources	Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies.	Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.
Development Pending	A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.	The project is seen to have reasonable potential for eventual commercial development, to the extent that further data acquisition (e.g. drilling, seismic data) and/or evaluations are currently ongoing with a view to confirming that the project is commercially viable and providing the basis for selection of an appropriate development plan. The critical contingencies have been identified and are reasonably expected to be resolved within a reasonable time frame. Note that disappointing appraisal/evaluation results could lead to a re-classification of the project to “On Hold” or “Not Viable” status. The project “decision gate” is the decision to undertake further data acquisition and/or studies designed to move the project to a level of technical and commercial maturity at which a decision can be made to proceed with development and production.
Development Unclarified or on Hold	A discovered accumulation where project activities are on hold and/or where justification as a commercial development may be subject to significant delay.	The project is seen to have potential for eventual commercial development, but further appraisal/evaluation activities are on hold pending the removal of significant contingencies external to the project, or substantial further appraisal/evaluation activities are required to clarify the potential for eventual commercial development. Development may be subject to a significant time delay. Note that a change in circumstances, such that there is no longer a reasonable expectation that a critical contingency can be removed in the foreseeable future, for example, could lead to a reclassification of the project to “Not Viable” status. The project “decision gate” is the decision to either proceed with additional evaluation designed to clarify the
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Class/Sub-Class	Definition	Guidelines
potential for eventual commercial development or to temporarily suspend or delay further activities pending resolution of external contingencies.
Development Not Viable	A discovered accumulation for which there are no current plans to develop or to acquire additional data at the time due to limited production potential.	The project is not seen to have potential for eventual commercial development at the time of reporting, but the theoretically recoverable quantities are recorded so that the potential opportunity will be recognized in the event of a major change in technology or commercial conditions. The project “decision gate” is the decision not to undertake any further data acquisition or studies on the project for the foreseeable future.
Prospective Resources	Those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations.	Potential accumulations are evaluated according to their chance of discovery and, assuming a discovery, the estimated quantities that would be recoverable under defined development projects. It is recognized that the development programs will be of significantly less detail and depend more heavily on analog developments in the earlier phases of exploration.
Prospect	A project associated with a potential accumulation that is sufficiently well defined to represent a viable drilling target.	Project activities are focused on assessing the chance of discovery and, assuming discovery, the range of potential recoverable quantities under a commercial development program.
Lead	A project associated with a potential accumulation that is currently poorly defined and requires more data acquisition and/or evaluation in order to be classified as a prospect.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to confirm whether or not the lead can be matured into a prospect. Such evaluation includes the assessment of the chance of discovery and, assuming discovery, the range of potential recovery under feasible development scenarios.
Play	A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to define specific leads or prospects for more detailed analysis of their chance of discovery and, assuming discovery, the range of potential recovery under hypothetical development scenarios.
Table 2: Reserves Status Definitions and Guidelines
Status	Definition	Guidelines
Developed Reserves	Developed Reserves are expected quantities to be recovered from existing wells and facilities.	Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed
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Status	Definition	Guidelines
Reserves may be further sub-classified as Producing or Non-Producing.
Developed Producing Reserves	Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.	Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing Reserves	Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.	Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
Undeveloped Reserves	Undeveloped Reserves are quantities expected to be recovered through future investments:	(1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.
Table 3: Reserves Category Definitions and Guidelines
Category	Definition	Guidelines
Proved Reserves	Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods, and government regulations.	If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance
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Category	Definition	Guidelines

data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves (see “2001 Supplemental Guidelines,” Chapter 8). Reserves in undeveloped locations may be classified as Proved provided that:
•
The locations are in undrilled areas of the reservoir that can be judged with reasonable certainty to be commercially productive.

•
Interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled Proved locations. For Proved Reserves, the recovery efficiency applied to these reservoirs should be defined based on a range of possibilities supported by analogs and sound engineering judgment considering the characteristics of the Proved area and the applied development program.

Probable Reserves	Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.	It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.
Possible Reserves	Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.	The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where geoscience and engineering data are unable to clearly define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with
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Category	Definition	Guidelines
project recovery efficiencies beyond that assumed for Probable.
Probable and Possible Reserves	(See above for separate criteria for Probable Reserves and Possible Reserves.)	The 2P and 3P estimates may be based on reasonable alternative technical and commercial interpretations within the reservoir and/or subject project that are clearly documented, including comparisons to results in successful similar projects. In conventional accumulations, Probable and/or Possible Reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from Proved areas by minor faulting or other geological discontinuities and have not been penetrated by a wellbore but are interpreted to be in communication with the known (Proved) reservoir. Probable or Possible Reserves may be assigned to areas that are structurally higher than the Proved area. Possible (and in some cases, Probable) Reserves may be assigned to areas that are structurally lower than the adjacent Proved or 2P area. Caution should be exercised in assigning Reserves to adjacent reservoirs isolated by major, potentially sealing, faults until this reservoir is penetrated and evaluated as commercially productive. Justification for assigning Reserves in such cases should be clearly documented. Reserves should not be assigned to areas that are clearly separated from a known accumulation by non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results); such areas may contain Prospective Resources. In conventional accumulations, where drilling has defined a highest known oil (HKO) elevation and there exists the potential for an associated gas cap, Proved oil Reserves should only be assigned in the structurally higher portions of the reservoir if there is reasonable certainty that such portions are initially above bubble point pressure based on documented engineering analyses. Reservoir portions that do not meet this certainty may be assigned as Probable and Possible oil and/or gas based on reservoir fluid properties and pressure gradient interpretations.
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January 8, 2021
Mr. Eric Marsh
Chief Executive Officer
Vine Oil & Gas LP
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Re: Vine Oil & Gas LP Haynesville and Mid-Bossier Shale Properties Estimate of Reserves and Revenues SEC Pricing Case “As of” January 1, 2021
Dear Mr. Marsh:
At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Vine Oil & Gas LP (“Vine”). This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K and may be used for inclusion in certain SEC filings by Vine. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River, DeSoto, Sabine, Bienville, and Natchitoches Parishes, Louisiana. This report excludes effects of commodity derivatives and any unmet midstream commitments by Vine. Our third party evaluation was completed on January 8, 2021. Our conclusions, as of January 1, 2021, are as follows:
	Net to Vine Oil & Gas LP
	Proved Developed		Proved	Total	Probable	Possible
SEC Price Case	Producing	Non- producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	437,756.4	8,485.7	1,355,875.1	1,802,117.2	1,878,219.6	150,972.4
Revenues
Gas, $(100) %	760,383,104	14,739,606	2,355,154,176	3,130,276,886	3,262,467,584	262,239,184
Total, $	760,383,104	14,739,606	2,355,154,176	3,130,276,886	3,262,467,584	262,239,184
Expenditures
Ad Valorem Taxes, $	31,689,016	626,227	41,923,000	74,238,243	49,325,208	4,236,572
Severance Taxes, $	21,696,768	430,582	30,457,046	52,584,396	38,253,848	3,271,543
Fixed Operating Expense, $	224,559,488	4,184,106	524,486,336	753,229,930	719,396,800	57,641,524
Variable Operating Expense, $	39,028,728	666,073	121,299,584	160,994,385	166,659,760	13,297,100
Marketing and Fuel, $	32,035,368	543,351	99,497,088	132,075,807	137,142,576	10,862,164
Total, $	349,009,368	6,450,339	817,663,054	1,173,122,761	1,110,778,192	89,308,903
Investments, $	12,979,499	2,636,706	1,045,537,294	1,061,153,499	1,619,001,559	130,132,597
Plugging & Abandonment, $	29,266,153	2,028,948	10,884,210	42,179,311	16,334,505	1,280,427
Total, $	42,245,652	4,665,654	1,056,421,504	1,103,332,810	1,635,336,064	131,413,024
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	369,128,320	3,623,609	481,070,688	853,822,617	516,353,376	41,517,264
FNR Disc. @ 10.0%, $	327,442,336	2,841,810	232,352,624	562,636,770	118,234,064	7,163,635

	Net to Vine Oil & Gas LP
	Proved Developed		Proved	Total	Probable	Possible
SEC Price Case	Producing	Non- producing	Undeveloped	Proved	Undeveloped	Undeveloped
Allocation Percentage by Classification
FNR Disc. @ 10.0%	58.2%	0.5%	41.3%	100.0%	100.0%	100.0%

*
Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report — The purpose of this report is to provide Vine with an estimate of future reserves and net revenues attributable to interests owned by Vine in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2021 in accordance with the SEC guidelines.
Scope of Work — W.D. Von Gonten & Co. was engaged by Vine to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Vine as of January 1, 2021. All of Vine’s probable and possible reserves are undeveloped. Once the reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2021.
Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.
Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.
Projections — The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2021 through December 31, 2021.
Property Discussion
Vine currently owns, and operates, an approximate 83% working interest in 348 Proved Developed Producing (“PDP”) wells, an approximate 19% working interest in 49 PDP wells that GeoSouthern operates, and an approximate mean working interest of 6% in 42 PDP wells operated by miscellaneous other 3rd party companies. Vine also owns royalty and mineral interests in 182 wells operated by GeoSouthern and other 3rd party companies. All wells are located in Red River, De Soto, Sabine, Bienville, and Natchitoches Parishes, Louisiana. The PDP wells are producing from the Haynesville and Mid-Bossier shale formations.
Reserve Estimates
Proved Producing Reserves — Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.
Proved Undeveloped Reserves — The proved undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.
Vine Oil & Gas, L.P. – 01.01.21 SEC 3P Reserves Report, January 8, 2021 – Page 2

Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped category of reserves. That volume, as reflected in the results table of page 1 of this report, is approximately 1,355,875 MMcf of natural gas.
Probable and Possible Reserves — Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.
Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.
Product Prices
The estimated revenues shown herein were based on SEC pricing guidelines effective January 1, 2021. SEC pricing is determined by averaging the first day of each month’s closing price for the previous 12 months using published benchmark oil and gas prices. This method renders a Henry Hub gas price of $1.985/MMBtu. This price was held constant throughout the life of the properties as per SEC guidelines. A pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the point of sale. The differential from SEC pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Vine provided W.D. Von Gonten & Co. an average gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used SEC pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average realized price after adjustments for location and quality differentials such as transportation and BTU content for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) is $1.737/Mcf.
Operating Expenses and Capital Cost
Monthly operating expenses for wells operated by Vine and other 3rd party companies were provided by Vine. Vine provided W.D. Von Gonten & Co. Vine operated, non-operated, and a blend of both, with 12 months (December 2019 — November 2020) of historical fixed and variable operating expense data. W.D Von Gonten & Co. then confirmed and applied Vine’s recommended fixed and variable costs to each individual operated and non-operated property.
Capital costs associated with the drilling and completion of future undeveloped locations were provided by Vine. Support data including drilling, completion, and facility costs, as well as current completion designs rendered applicable for future development wells, were provided by Vine for wells spud from May 2019 through September 2020. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators.
All operating expenses and capital costs were held flat for the life of the properties in accordance with SEC guidelines.
Vine Oil & Gas, L.P. – 01.01.21 SEC 3P Reserves Report, January 8, 2021 – Page 3

Other Considerations
Abandonment Costs — The costs necessary for abandonment of certain properties were provided by Vine. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.
Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.
Data Sources — Data furnished by Vine included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Vine. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.
Context — We specifically advise that any reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2021 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.
Thank you for the opportunity to assist Vine with this report.
Respectfully submitted, William D. Von Gonten, Jr., P.E. TX # 73244 John M. Parker
Vine Oil & Gas, L.P. – 01.01.21 SEC 3P Reserves Report, January 8, 2021 – Page 4

PETROLEUM RESERVES AND RESOURCES CLASSIFICATION AND DEFINITIONS
This document contains information excerpted from definitions and guidelines prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers (SPE) and reviewed and jointly sponsored by the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE).
Preamble
Petroleum resources are the estimated quantities of hydrocarbons naturally occurring on or within the Earth’s crust. Resource assessments estimate total quantities in known and yet-to-be discovered accumulations; resources evaluations are focused on those quantities that can potentially be recovered and marketed by commercial projects. A petroleum resources management system provides a consistent approach to estimating petroleum quantities, evaluating development projects, and presenting results within a comprehensive classification framework.
These definitions and guidelines are designed to provide a common reference for the international petroleum industry, including national reporting and regulatory disclosure agencies, and to support petroleum project and portfolio management requirements. They are intended to improve clarity in global communications regarding petroleum resources. It is expected that this document will be supplemented with industry education programs and application guides addressing their implementation in a wide spectrum of technical and/or commercial settings.
It is understood that these definitions and guidelines allow flexibility for users and agencies to tailor application for their particular needs; however, any modifications to the guidance contained herein should be clearly identified. The definitions and guidelines contained in this document must not be construed as modifying the interpretation or application of any existing regulatory reporting requirements.
1.0 Basic Principles and Definitions
The estimation of petroleum resource quantities involves the interpretation of volumes and values that have an inherent degree of uncertainty. These quantities are associated with development projects at various stages of design and implementation. Use of a consistent classification system enhances comparisons between projects, groups of projects, and total company portfolios according to forecast production profiles and recoveries. Such a system must consider both technical and commercial factors that impact the project’s economic feasibility, its productive life, and its related cash flows.
1.1 Petroleum Resources Classification Framework
Petroleum is defined as a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain non-hydrocarbons, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide and sulfur. In rare cases, non-hydrocarbon content could be greater than 50%.
The term “resources” as used herein is intended to encompass all quantities of petroleum naturally occurring on or within the Earth’s crust, discovered and undiscovered (recoverable and unrecoverable), plus those quantities already produced. Further, it includes all types of petroleum whether currently considered “conventional” or “unconventional.”
Figure 1-1 is a graphical representation of the SPE/WPC/AAPG/SPEE resources classification system. The system defines the major recoverable resources classes: Production, Reserves, Contingent Resources, and Prospective Resources, as well as Unrecoverable petroleum.
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The “Range of Uncertainty” reflects a range of estimated quantities potentially recoverable from an accumulation by a project, while the vertical axis represents the “Chance of Commerciality, that is, the chance that the project that will be developed and reach commercial producing status.
The following pages contain the definitions in Tables 1, 2, and 3 that display the major classes and sub-classes of petroleum reserves and resources as defined by the SPE:
Table 1: Recoverable Resources Classes and Sub-Classes
Class/Sub-Class	Definition	Guidelines
Reserves	Reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.	Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status. To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within a reasonable time frame. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the
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Class/Sub-Class	Definition	Guidelines
scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.
On Production	The development project is currently producing and selling petroleum to market.	The key criterion is that the project is receiving income from sales, rather than the approved development project necessarily being complete. This is the point at which the project “chance of commerciality” can be said to be 100%. The project “decision gate” is the decision to initiate commercial production from the project.
Approved for Development	All necessary approvals have been obtained, capital funds have been committed, and implementation of the development project is under way.	At this point, it must be certain that the development project is going ahead. The project must not be subject to any contingencies such as outstanding regulatory approvals or sales contracts. Forecast capital expenditures should be included in the reporting entity’s current or following year’s approved budget. The project “decision gate” is the decision to start investing capital in the construction of production facilities and/or drilling development wells.
Justified for Development	Implementation of the development project is justified on the basis of reasonable forecast commercial conditions at the time of reporting, and there are reasonable expectations that all necessary approvals/contracts will be obtained.	In order to move to this level of project maturity, and hence have reserves associated with it, the development project must be commercially viable at the time of reporting, based on the reporting entity’s assumptions of future prices, costs, etc. (“forecast case”) and the specific circumstances of the project. Evidence of a firm intention to proceed with development within a reasonable time frame will be sufficient to demonstrate commerciality. There should be a development plan in sufficient detail to support the assessment of commerciality and a reasonable expectation that any regulatory approvals or sales contracts required prior to project implementation will be forthcoming. Other than such approvals/contracts, there should be no known contingencies that could
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Class/Sub-Class	Definition	Guidelines
preclude the development from proceeding within a reasonable timeframe (see Reserves class). The project “decision gate” is the decision by the reporting entity and its partners, if any, that the project has reached a level of technical and commercial maturity sufficient to justify proceeding with development at that point in time.
Contingent Resources	Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies.	Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.
Development Pending	A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.	The project is seen to have reasonable potential for eventual commercial development, to the extent that further data acquisition (e.g. drilling, seismic data) and/or evaluations are currently ongoing with a view to confirming that the project is commercially viable and providing the basis for selection of an appropriate development plan. The critical contingencies have been identified and are reasonably expected to be resolved within a reasonable time frame. Note that disappointing appraisal/evaluation results could lead to a re-classification of the project to “On Hold” or “Not Viable” status. The project “decision gate” is the decision to undertake further data acquisition and/or studies designed to move the project to a level of technical and commercial maturity at which a decision can be made to proceed with development and production.
Development Unclarified or on Hold	A discovered accumulation where project activities are on hold and/or where justification as a commercial development may be subject to significant delay.	The project is seen to have potential for eventual commercial development, but further appraisal/evaluation activities are on hold pending the removal of significant contingencies external to the project, or substantial further appraisal/evaluation activities are required to clarify the potential for eventual commercial development. Development may be subject to a significant time delay. Note that a change in circumstances, such that there is no longer a reasonable expectation that a critical contingency can be removed in the foreseeable future, for example, could lead to a reclassification of the project to “Not Viable” status. The project “decision gate” is the decision to either proceed with additional evaluation designed to clarify the
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Class/Sub-Class	Definition	Guidelines
potential for eventual commercial development or to temporarily suspend or delay further activities pending resolution of external contingencies.
Development Not Viable	A discovered accumulation for which there are no current plans to develop or to acquire additional data at the time due to limited production potential.	The project is not seen to have potential for eventual commercial development at the time of reporting, but the theoretically recoverable quantities are recorded so that the potential opportunity will be recognized in the event of a major change in technology or commercial conditions. The project “decision gate” is the decision not to undertake any further data acquisition or studies on the project for the foreseeable future.
Prospective Resources	Those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations.	Potential accumulations are evaluated according to their chance of discovery and, assuming a discovery, the estimated quantities that would be recoverable under defined development projects. It is recognized that the development programs will be of significantly less detail and depend more heavily on analog developments in the earlier phases of exploration.
Prospect	A project associated with a potential accumulation that is sufficiently well defined to represent a viable drilling target.	Project activities are focused on assessing the chance of discovery and, assuming discovery, the range of potential recoverable quantities under a commercial development program.
Lead	A project associated with a potential accumulation that is currently poorly defined and requires more data acquisition and/or evaluation in order to be classified as a prospect.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to confirm whether or not the lead can be matured into a prospect. Such evaluation includes the assessment of the chance of discovery and, assuming discovery, the range of potential recovery under feasible development scenarios.
Play	A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to define specific leads or prospects for more detailed analysis of their chance of discovery and, assuming discovery, the range of potential recovery under hypothetical development scenarios.
Table 2: Reserves Status Definitions and Guidelines
Status	Definition	Guidelines
Developed Reserves	Developed Reserves are expected quantities to be recovered from existing wells and facilities.	Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed
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Status	Definition	Guidelines
Reserves may be further sub-classified as Producing or Non-Producing.
Developed Producing Reserves	Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.	Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing Reserves	Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.	Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
Undeveloped Reserves	Undeveloped Reserves are quantities expected to be recovered through future investments:	(1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.
Proved Reserves	Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods, and government regulations.	If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define
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Status	Definition	Guidelines

fluid contacts for Proved reserves (see “2001 Supplemental Guidelines,” Chapter 8). Reserves in undeveloped locations may be classified as Proved provided that:
•
The locations are in undrilled areas of the reservoir that can be judged with reasonable certainty to be commercially productive.

•
Interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled Proved locations. For Proved Reserves, the recovery efficiency applied to these reservoirs should be defined based on a range of possibilities supported by analogs and sound engineering judgment considering the characteristics of the Proved area and the applied development program.

Probable Reserves	Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.	It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.
Table 3: Reserves Category Definitions and Guidelines
Category	Definition	Guidelines
Possible Reserves	Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.	The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where geoscience and engineering data are unable to clearly define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with
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Category	Definition	Guidelines
project recovery efficiencies beyond that assumed for Probable.
Probable and Possible Reserves	(See above for separate criteria for Probable Reserves and Possible Reserves.)	The 2P and 3P estimates may be based on reasonable alternative technical and commercial interpretations within the reservoir and/or subject project that are clearly documented, including comparisons to results in successful similar projects. In conventional accumulations, Probable and/or Possible Reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from Proved areas by minor faulting or other geological discontinuities and have not been penetrated by a wellbore but are interpreted to be in communication with the known (Proved) reservoir. Probable or Possible Reserves may be assigned to areas that are structurally higher than the Proved area. Possible (and in some cases, Probable) Reserves may be assigned to areas that are structurally lower than the adjacent Proved or 2P area. Caution should be exercised in assigning Reserves to adjacent reservoirs isolated by major, potentially sealing, faults until this reservoir is penetrated and evaluated as commercially productive. Justification for assigning Reserves in such cases should be clearly documented. Reserves should not be assigned to areas that are clearly separated from a known accumulation by non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results); such areas may contain Prospective Resources. In conventional accumulations, where drilling has defined a highest known oil (HKO) elevation and there exists the potential for an associated gas cap, Proved oil Reserves should only be assigned in the structurally higher portions of the reservoir if there is reasonable certainty that such portions are initially above bubble point pressure based on documented engineering analyses. Reservoir portions that do not meet this certainty may be assigned as Probable and Possible oil and/or gas based on reservoir fluid properties and pressure gradient interpretations.
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January 8, 2021
Mr. Eric Marsh
Chief Executive Officer
Vine Oil & Gas LP
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Re: Vine Oil & Gas LP Haynesville and Mid-Bossier Shale Properties Estimate of Reserves and Revenues Strip Pricing Case “As of” January 1, 2021
Dear Mr. Marsh:
At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Vine Oil & Gas LP (“Vine”). This report was prepared for inclusion in certain filings made by the SEC as a reserves sensitivity analysis in accordance with the definitions and regulations of the SEC other than the use of optional price and cost parameters as specified in the report pursuant to Item 1202(b) of Regulation S-K. The report may be used for inclusion in certain SEC filings by Vine. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River, DeSoto, Sabine, Bienville, and Natchitoches Parishes, Louisiana. This report excludes effects of commodity derivatives. Our third party evaluation was completed on January 8, 2021. Our conclusions, as of January 1, 2021, are as follows:
	Net to Vine Oil & Gas LP
	Proved Developed		Proved	Total	Probable	Possible
Strip Price Case	Producing	Non- producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	482,391.2	9,377.6	1,872,740.7	2,364,509.5	3,600,975.4	296,890.1
Revenues
Gas, $(100) %	1,136,691,584	22,250,794	4,380,628,480	5,539,570,858	8,892,904,448	733,177,856
Total, $	1,136,691,584	22,250,794	4,380,628,480	5,539,570,858	8,892,904,448	733,177,856
Expenditures
Ad Valorem Taxes, $	46,758,124	912,412	76,491,872	124,162,408	136,296,704	10,754,500
Severance Taxes, $	28,353,080	564,718	55,156,440	84,074,238	96,240,816	8,131,588
Fixed Operating Expense, $	296,407,232	5,586,704	794,588,032	1,096,581,968	1,536,578,048	125,762,736
Variable Operating Expense, $	43,045,756	746,850	169,109,856	212,902,462	323,780,992	26,594,366
Marketing and Fuel, $	46,766,540	810,930	182,146,992	229,724,462	368,935,680	30,060,622
Total, $	461,330,732	8,621,614	1,277,493,192	1,747,445,538	2,461,832,240	201,303,812
Investments, $	14,348,778	2,900,452	1,542,571,645	1,559,820,875	3,460,014,955	283,785,737
Plugging & Abandonment, $	29,035,758	935,865	17,191,171	47,162,794	39,382,165	3,107,447
Total, $	43,384,536	3,836,317	1,559,762,816	1,606,983,669	3,499,397,120	286,893,184
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	631,976,256	9,792,860	1,543,371,776	2,185,140,892	2,931,675,904	244,980,768

	Net to Vine Oil & Gas LP
	Proved Developed		Proved	Total	Probable	Possible
Strip Price Case	Producing	Non- producing	Undeveloped	Proved	Undeveloped	Undeveloped
FNR Disc. @ 10.0%, $	528,225,184	7,554,382	851,299,008	1,387,078,574	893,767,424	47,855,644
Allocation Percentage by Classification
FNR Disc. @ 10.0%	38.1%	0.5%	61.4%	100.0%	100.0%	100.0%

*
Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report — The purpose of this report is to provide Vine with an estimate of future reserves and net revenues attributable to interests owned by Vine in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2021.
Scope of Work — W.D. Von Gonten & Co. was engaged by Vine to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Vine as of January 1, 2021. All of Vine’s probable and possible reserves are undeveloped. Once reserves were estimated, future revenues were determined in accordance with Vine provided Henry Hub strip pricing effective December 31, 2020.
Reporting Requirements
Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs, however, this report is not prepared with SEC pricing but instead prepared with strip pricing as indicated under “Product Prices” below.
The information presented herein represents optional disclosure pursuant to Item 1202(b) of Regulation S-K.
Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.
Projections — The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2021 through December 31, 2021.
Property Discussion
Vine currently owns, and operates, an approximate 83% working interest in 348 Proved Developed Producing (“PDP”) wells, an approximate 19% working interest in 49 PDP wells that GeoSouthern operates, and an approximate mean working interest of 6% in 42 PDP wells operated by miscellaneous other 3rd party companies. Vine also owns royalty and mineral interests in 182 wells operated by GeoSouthern and other 3rd party companies. All wells are located in Red River, De Soto, Sabine, Bienville, and Natchitoches Parishes, Louisiana. The PDP wells are producing from the Haynesville and Mid-Bossier shale formations.
Reserve Estimates
Proved Producing Reserves — Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.
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Proved Undeveloped Reserves — The proved undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.
Probable and Possible Reserves — Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Vine will implement. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.
Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.
Product Prices
At the request of Vine, all revenue estimates represented herein are based on a Vine provided Henry Hub strip pricing beginning January of 2021. The following table summarizes the prices utilized in the generation of this report:
Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu
1/2021	2.467	2/2022	2.939	3/2023	2.599	4/2024	2.306	5/2025	2.331
2/2021	2.539	3/2022	2.792	4/2023	2.299	5/2024	2.281	6/2025	2.365
3/2021	2.526	4/2022	2.429	5/2023	2.265	6/2024	2.318	7/2025	2.403
4/2021	2.538	5/2022	2.384	6/2023	2.299	7/2024	2.362	8/2025	2.408
5/2021	2.555	6/2022	2.412	7/2023	2.338	8/2024	2.370	9/2025	2.400
6/2021	2.611	7/2022	2.447	8/2023	2.346	9/2024	2.368	10/2025	2.427
7/2021	2.685	8/2022	2.455	9/2023	2.334	10/2024	2.401	11/2025	2.527
8/2021	2.715	9/2022	2.435	10/2023	2.365	11/2024	2.519	12/2025	2.752
9/2021	2.712	10/2022	2.458	11/2023	2.458	12/2024	2.749	Thereafter	2.752
10/2021	2.741	11/2022	2.540	12/2023	2.674	1/2025	2.852
11/2021	2.796	12/2022	2.696	1/2024	2.779	2/2025	2.802
12/2021	2.913	1/2023	2.789	2/2024	2.736	3/2025	2.662
1/2022	3.006	2/2023	2.740	3/2024	2.596	4/2025	2.357
Average product prices were determined for the initial $ per MMBtu before adjustments for price differentials weighted by production over the remaining lives of the properties for each reserves category included in the report, e.g. total proved, total probable and total possible. In addition, average realized product prices were determined in $ per Mcf after adjustments for price differentials weighted by
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production over the remaining lives of the properties for each reserves category included in the report to comply with item 1202(a)(8)(v) of Regulation S-K.
Therefore, the proved reserves category has an average weighted price of $2.61/MMBtu before adjustments and $2.34/Mcf after adjustments. The probable and possible reserves category has an average weighted price of $2.74/MMBtu before adjustments and $2.47/Mcf after adjustments.
Operating Expenses and Capital Cost
Monthly operating expenses for wells operated by Vine and other 3rd party companies were provided by Vine. Vine provided W.D. Von Gonten & Co. Vine operated, non-operated, and a blend of both, with 12 months (December 2019 — November 2020) of historical fixed and variable operating expense data. W.D Von Gonten & Co. then confirmed and applied Vine’s recommended fixed and variable costs to each individual operated and non-operated property.
Capital costs associated with the drilling and completion of future undeveloped locations were provided by Vine. Support data including drilling, completion, and facility costs, as well as current completion designs rendered applicable for future development wells were provided by Vine for wells spud from May 2019 through September 2020. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators.
All operating expenses and capital costs were held flat for the life of the properties.
Other Considerations
Abandonment Costs — The costs necessary for abandonment of certain properties were provided by Vine. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.
Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.
Data Sources — Data furnished by Vine included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Vine. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.
Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2021 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.
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Thank you for the opportunity to assist Vine with this report.
Respectfully submitted, William D. Von Gonten, Jr., P.E. TX # 73244 John M. Parker
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PETROLEUM RESERVES AND RESOURCES CLASSIFICATION AND DEFINITIONS
This document contains information excerpted from definitions and guidelines prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers (SPE) and reviewed and jointly sponsored by the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE).
Preamble
Petroleum resources are the estimated quantities of hydrocarbons naturally occurring on or within the Earth’s crust. Resource assessments estimate total quantities in known and yet-to-be discovered accumulations; resources evaluations are focused on those quantities that can potentially be recovered and marketed by commercial projects. A petroleum resources management system provides a consistent approach to estimating petroleum quantities, evaluating development projects, and presenting results within a comprehensive classification framework.
These definitions and guidelines are designed to provide a common reference for the international petroleum industry, including national reporting and regulatory disclosure agencies, and to support petroleum project and portfolio management requirements. They are intended to improve clarity in global communications regarding petroleum resources. It is expected that this document will be supplemented with industry education programs and application guides addressing their implementation in a wide spectrum of technical and/or commercial settings.
It is understood that these definitions and guidelines allow flexibility for users and agencies to tailor application for their particular needs; however, any modifications to the guidance contained herein should be clearly identified. The definitions and guidelines contained in this document must not be construed as modifying the interpretation or application of any existing regulatory reporting requirements.
1.0 Basic Principles and Definitions
The estimation of petroleum resource quantities involves the interpretation of volumes and values that have an inherent degree of uncertainty. These quantities are associated with development projects at various stages of design and implementation. Use of a consistent classification system enhances comparisons between projects, groups of projects, and total company portfolios according to forecast production profiles and recoveries. Such a system must consider both technical and commercial factors that impact the project’s economic feasibility, its productive life, and its related cash flows.
1.1 Petroleum Resources Classification Framework
Petroleum is defined as a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain non-hydrocarbons, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide and sulfur. In rare cases, non-hydrocarbon content could be greater than 50%.
The term “resources” as used herein is intended to encompass all quantities of petroleum naturally occurring on or within the Earth’s crust, discovered and undiscovered (recoverable and unrecoverable), plus those quantities already produced. Further, it includes all types of petroleum whether currently considered “conventional” or “unconventional.”
Figure 1-1 is a graphical representation of the SPE/WPC/AAPG/SPEE resources classification system. The system defines the major recoverable resources classes: Production, Reserves, Contingent Resources, and Prospective Resources, as well as Unrecoverable petroleum.
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The “Range of Uncertainty” reflects a range of estimated quantities potentially recoverable from an accumulation by a project, while the vertical axis represents the “Chance of Commerciality, that is, the chance that the project that will be developed and reach commercial producing status.
The following pages contain the definitions in Tables 1, 2, and 3 that display the major classes and sub-classes of petroleum reserves and resources as defined by the SPE:
Table 1: Recoverable Resources Classes and Sub-Classes
Class/Sub-Class	Definition	Guidelines
Reserves	Reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.	Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status. To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within a reasonable time frame. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the
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Class/Sub-Class	Definition	Guidelines
scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.
On Production	The development project is currently producing and selling petroleum to market.	The key criterion is that the project is receiving income from sales, rather than the approved development project necessarily being complete. This is the point at which the project “chance of commerciality” can be said to be 100%. The project “decision gate” is the decision to initiate commercial production from the project.
Approved for Development	All necessary approvals have been obtained, capital funds have been committed, and implementation of the development project is under way.	At this point, it must be certain that the development project is going ahead. The project must not be subject to any contingencies such as outstanding regulatory approvals or sales contracts. Forecast capital expenditures should be included in the reporting entities current or following year’s approved budget. The project “decision gate” is the decision to start investing capital in the construction of production facilities and/or drilling development wells.
Justified for Development	Implementation of the development project is justified on the basis of reasonable forecast commercial conditions at the time of reporting, and there are reasonable expectations that all necessary approvals/contracts will be obtained.	In order to move to this level of project maturity, and hence have reserves associated with it, the development project must be commercially viable at the time of reporting, based on the reporting entity’s assumptions of future prices, costs, etc. (“forecast case”) and the specific circumstances of the project. Evidence of a firm intention to proceed with development within a reasonable time frame will be sufficient to demonstrate commerciality. There should be a development plan in sufficient detail to support the assessment of commerciality and a reasonable expectation that any regulatory approvals or sales contracts required prior to project implementation will be forthcoming. Other than such approvals/contracts, there should be no known contingencies that could
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Class/Sub-Class	Definition	Guidelines
preclude the development from proceeding within a reasonable timeframe (see Reserves class). The project “decision gate” is the decision by the reporting entity and its partners, if any, that the project has reached a level of technical and commercial maturity sufficient to justify proceeding with development at that point in time.
Contingent Resources	Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies.	Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.
Development Pending	A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.	The project is seen to have reasonable potential for eventual commercial development, to the extent that further data acquisition (e.g. drilling, seismic data) and/or evaluations are currently ongoing with a view to confirming that the project is commercially viable and providing the basis for selection of an appropriate development plan. The critical contingencies have been identified and are reasonably expected to be resolved within a reasonable time frame. Note that disappointing appraisal/evaluation results could lead to a re-classification of the project to “On Hold” or “Not Viable” status. The project “decision gate” is the decision to undertake further data acquisition and/or studies designed to move the project to a level of technical and commercial maturity at which a decision can be made to proceed with development and production.
Development Unclarified or on Hold	A discovered accumulation where project activities are on hold and/or where justification as a commercial development may be subject to significant delay.	The project is seen to have potential for eventual commercial development, but further appraisal/evaluation activities are on hold pending the removal of significant contingencies external to the project, or substantial further appraisal/evaluation activities are required to clarify the potential for eventual commercial development. Development may be subject to a significant time delay. Note that a change in circumstances, such that there is no longer a reasonable expectation that a critical contingency can be removed in the foreseeable future, for example, could lead to a reclassification of the project to “Not Viable” status. The project “decision gate” is the decision to either proceed with additional evaluation designed to clarify the
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Class/Sub-Class	Definition	Guidelines
potential for eventual commercial development or to temporarily suspend or delay further activities pending resolution of external contingencies.
Development Not Viable	A discovered accumulation for which there are no current plans to develop or to acquire additional data at the time due to limited production potential.	The project is not seen to have potential for eventual commercial development at the time of reporting, but the theoretically recoverable quantities are recorded so that the potential opportunity will be recognized in the event of a major change in technology or commercial conditions. The project “decision gate” is the decision not to undertake any further data acquisition or studies on the project for the foreseeable future.
Prospective Resources	Those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations.	Potential accumulations are evaluated according to their chance of discovery and, assuming a discovery, the estimated quantities that would be recoverable under defined development projects. It is recognized that the development programs will be of significantly less detail and depend more heavily on analog developments in the earlier phases of exploration.
Prospect	A project associated with a potential accumulation that is sufficiently well defined to represent a viable drilling target.	Project activities are focused on assessing the chance of discovery and, assuming discovery, the range of potential recoverable quantities under a commercial development program.
Lead	A project associated with a potential accumulation that is currently poorly defined and requires more data acquisition and/or evaluation in order to be classified as a prospect.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to confirm whether or not the lead can be matured into a prospect. Such evaluation includes the assessment of the chance of discovery and, assuming discovery, the range of potential recovery under feasible development scenarios.
Play	A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to define specific leads or prospects for more detailed analysis of their chance of discovery and, assuming discovery, the range of potential recovery under hypothetical development scenarios.
Table 2: Reserves Status Definitions and Guidelines
Status	Definition	Guidelines
Developed Reserves	Developed Reserves are expected quantities to be recovered from existing wells and facilities.	Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed
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Status	Definition	Guidelines
Reserves may be further sub-classified as Producing or Non-Producing.
Developed Producing Reserves	Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.	Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing Reserves	Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.	Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
Undeveloped Reserves	Undeveloped Reserves are quantities expected to be recovered through future investments:	(1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.
Table 3: Reserves Category Definitions and Guidelines
Category	Definition	Guidelines
Proved Reserves	Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods, and government regulations.	If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance
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Category	Definition	Guidelines

data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves (see “2001 Supplemental Guidelines,” Chapter 8). Reserves in undeveloped locations may be classified as Proved provided that:
•
The locations are in undrilled areas of the reservoir that can be judged with reasonable certainty to be commercially productive.

•
Interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled Proved locations. For Proved Reserves, the recovery efficiency applied to these reservoirs should be defined based on a range of possibilities supported by analogs and sound engineering judgment considering the characteristics of the Proved area and the applied development program.

Probable Reserves	Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.	It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.
Possible Reserves	Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.	The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where geoscience and engineering data are unable to clearly define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with
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Category	Definition	Guidelines
project recovery efficiencies beyond that assumed for Probable.
Probable and Possible Reserves	(See above for separate criteria for Probable Reserves and Possible Reserves.)	The 2P and 3P estimates may be based on reasonable alternative technical and commercial interpretations within the reservoir and/or subject project that are clearly documented, including comparisons to results in successful similar projects. In conventional accumulations, Probable and/or Possible Reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from Proved areas by minor faulting or other geological discontinuities and have not been penetrated by a wellbore but are interpreted to be in communication with the known (Proved) reservoir. Probable or Possible Reserves may be assigned to areas that are structurally higher than the Proved area. Possible (and in some cases, Probable) Reserves may be assigned to areas that are structurally lower than the adjacent Proved or 2P area. Caution should be exercised in assigning Reserves to adjacent reservoirs isolated by major, potentially sealing, faults until this reservoir is penetrated and evaluated as commercially productive. Justification for assigning Reserves in such cases should be clearly documented. Reserves should not be assigned to areas that are clearly separated from a known accumulation by non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results); such areas may contain Prospective Resources. In conventional accumulations, where drilling has defined a highest known oil (HKO) elevation and there exists the potential for an associated gas cap, Proved oil Reserves should only be assigned in the structurally higher portions of the reservoir if there is reasonable certainty that such portions are initially above bubble point pressure based on documented engineering analyses. Reservoir portions that do not meet this certainty may be assigned as Probable and Possible oil and/or gas based on reservoir fluid properties and pressure gradient interpretations.
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January 7, 2020
Mr. Eric Marsh
Chief Executive Officer
Brix Oil & Gas Holdings LP
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Re: Brix Oil & Gas Holdings LP Haynesville and Mid-Bossier Shale Properties Estimate of Reserves and Revenues SEC Pricing Case “As of” January 1, 2020
Dear Mr. Marsh:
At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Brix Oil & Gas Holdings LP (“Brix”). This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K and may be used for inclusion in certain SEC filings by Brix. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River, DeSoto, Sabine, Bossier, and Caddo Parishes, Louisiana. Our third party evaluation was completed on January 7, 2020. Our conclusions, as of January 1, 2020, are as follows:
	Net to Brix Oil & Gas, LP.
	Proved Developed		Proved	Total	Probable	Possible
SEC Price Case	Producing	Non- producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	135,193.3	2,871.4	512,279.7	650,344.4	726,677.1	169,558.9
Revenues
Gas, $(100) %	313,113,824	6,644,602	1,185,741,696	1,505,500,122	1,682,111,232	392,576,384
Total, $	313,113,824	6,644,602	1,185,741,696	1,505,500,122	1,682,111,232	392,576,384
Expenditures
Ad Valorem Taxes, $	6,622,268	57,526	18,454,838	25,134,632	21,809,048	5,728,050
Severance Taxes, $	10,353,581	157,657	25,698,686	36,209,924	36,909,536	8,728,835
Fixed Operating Expense, $	70,005,568	1,424,173	230,340,576	301,770,317	334,942,144	70,011,424
Variable Operating Expense, $	9,561,404	248,854	35,552,216	45,362,474	55,292,216	11,386,480
Marketing and Fuel, $	9,082,196	296,098	35,835,648	45,213,942	62,645,860	10,106,038
Total, $	105,625,017	2,184,308	345,881,964	453,691,289	511,598,804	105,960,827
Investments, $	3,334,722	28,966	578,501,570	581,865,258	825,214,779	208,758,881
Plugging & Abandonment, $	3,264,921	30,345	6,815,102	10,110,368	8,886,021	2,111,695
Total, $	6,599,643	59,311	585,316,672	591,975,626	834,100,800	210,870,576
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	200,889,136	4,400,982	254,542,976	459,833,094	336,411,776	75,744,928
FNR Disc. @ 10.0%, $	175,464,832	3,840,938	117,155,784	296,461,554	81,798,344	14,601,026

	Net to Brix Oil & Gas, LP.
	Proved Developed		Proved	Total	Probable	Possible
SEC Price Case	Producing	Non- producing	Undeveloped	Proved	Undeveloped	Undeveloped
Allocation Percentage by Classification
FNR Disc. @ 10.0%	59.2%	1.3%	39.5%	100.0%	100.0%	100.0%

*
Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report — The purpose of this report is to provide Brix with an estimate of future reserves and net revenues attributable to interests owned by Brix in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2020 in accordance with the SEC guidelines.
Scope of Work — W.D. Von Gonten & Co. was engaged by Vine to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Brix as of January 1, 2020. All of Brix’s probable and possible reserves are undeveloped. Once the reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2020.
Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.
Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.
Projections — The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2020 through December 31, 2020.
Property Discussion
Brix currently owns, and operates, an approximate 91% working interest in 16 Proved Developed Producing (“PDP”) wells and an approximate 16% working interest in 92 PDP wells that Vine operates. Brix also owns royalty and mineral interests in 26 proved producing wells operated by Vine. All wells are located in Red River, De Soto, Sabine, Caddo and Bossier Parishes, Louisiana. All existing proved and future development wells will be producing from the Haynesville and Mid-Bossier shale formations.
Reserve Estimates
Proved Producing Reserves — Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.
Proved Undeveloped Reserves — The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Brix will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.
Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped
Brix Oil & Gas Holdings LP – 01.01.20 SEC 3P Reserves Report, January 7, 2020 – Page 2

category of reserves. That volume, as reflected in the results table of page 1 of this report, is approximately 512,280 MMcf of natural gas.
Probable and Possible Reserves — Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Brix will implement. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.
Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.
Product Prices
The estimated revenues shown herein were based on SEC pricing guidelines effective January 1, 2020. SEC pricing is determined by averaging the first day of each month’s closing price for the previous 12 months using published benchmark oil and gas prices. This method renders a Henry Hub gas price of $2.578/MMBtu. This price was held constant throughout the life of the properties as per SEC guidelines. A pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the point of sale. The differential from SEC pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Brix provided W.D. Von Gonten & Co. an average gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used SEC pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average realized price after adjustments for location and quality differentials such as transportation and BTU content for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) is $2.315/Mcf.
Operating Expenses and Capital Cost
Monthly operating expenses for wells operated by Brix and other 3rd party companies were provided by Brix. Brix provided W.D. Von Gonten & Co. Brix operated, non-operated, and a blend of both, with 12 months (December 2018 — November 2019) of historical fixed and variable operating expense data. W.D Von Gonten & Co. then confirmed and applied Brix’s recommended fixed and variable costs to each individual operated and non-operated property.
Capital costs associated with the drilling and completion of future undeveloped locations were provided by Brix. Support data including drilling, completion, and facility costs, as well as current completion designs rendered applicable for future development wells were provided by Brix for wells spud from August 2018 — September 2019. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators.
All operating expenses and capital costs were held flat for the life of the properties in accordance with SEC guidelines.
Other Considerations
Abandonment Costs — The costs necessary for abandonment of certain properties were provided by Brix. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.
Brix Oil & Gas Holdings LP – 01.01.20 SEC 3P Reserves Report, January 7, 2020 – Page 3

Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.
Data Sources — Data furnished by Brix included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Brix. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.
Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2020 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.
Thank you for the opportunity to assist Brix with this report.
Respectfully submitted, William D. Von Gonten, Jr., P.E. TX # 73244 John M. Parker
Brix Oil & Gas Holdings LP – 01.01.20 SEC 3P Reserves Report, January 7, 2020 – Page 4

PETROLEUM RESERVES AND RESOURCES CLASSIFICATION AND DEFINITIONS
This document contains information excerpted from definitions and guidelines prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers (SPE) and reviewed and jointly sponsored by the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE).
Preamble
Petroleum resources are the estimated quantities of hydrocarbons naturally occurring on or within the Earth’s crust. Resource assessments estimate total quantities in known and yet-to-be discovered accumulations; resources evaluations are focused on those quantities that can potentially be recovered and marketed by commercial projects. A petroleum resources management system provides a consistent approach to estimating petroleum quantities, evaluating development projects, and presenting results within a comprehensive classification framework.
These definitions and guidelines are designed to provide a common reference for the international petroleum industry, including national reporting and regulatory disclosure agencies, and to support petroleum project and portfolio management requirements. They are intended to improve clarity in global communications regarding petroleum resources. It is expected that this document will be supplemented with industry education programs and application guides addressing their implementation in a wide spectrum of technical and/or commercial settings.
It is understood that these definitions and guidelines allow flexibility for users and agencies to tailor application for their particular needs; however, any modifications to the guidance contained herein should be clearly identified. The definitions and guidelines contained in this document must not be construed as modifying the interpretation or application of any existing regulatory reporting requirements.
1.0 Basic Principles and Definitions
The estimation of petroleum resource quantities involves the interpretation of volumes and values that have an inherent degree of uncertainty. These quantities are associated with development projects at various stages of design and implementation. Use of a consistent classification system enhances comparisons between projects, groups of projects, and total company portfolios according to forecast production profiles and recoveries. Such a system must consider both technical and commercial factors that impact the project’s economic feasibility, its productive life, and its related cash flows.
1.1 Petroleum Resources Classification Framework
Petroleum is defined as a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain non-hydrocarbons, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide and sulfur. In rare cases, non-hydrocarbon content could be greater than 50%.
The term “resources” as used herein is intended to encompass all quantities of petroleum naturally occurring on or within the Earth’s crust, discovered and undiscovered (recoverable and unrecoverable), plus those quantities already produced. Further, it includes all types of petroleum whether currently considered “conventional” or “unconventional.”
Figure 1-1 is a graphical representation of the SPE/WPC/AAPG/SPEE resources classification system. The system defines the major recoverable resources classes: Production, Reserves, Contingent Resources, and Prospective Resources, as well as Unrecoverable petroleum.
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The “Range of Uncertainty” reflects a range of estimated quantities potentially recoverable from an accumulation by a project, while the vertical axis represents the “Chance of Commerciality, that is, the chance that the project that will be developed and reach commercial producing status.
The following pages contain the definitions in Tables 1, 2, and 3 that display the major classes and sub-classes of petroleum reserves and resources as defined by the SPE:
Table 1: Recoverable Resources Classes and Sub-Classes
Class/Sub-Class	Definition	Guidelines
Reserves	Reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.	Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status. To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within a reasonable time frame. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the
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Class/Sub-Class	Definition	Guidelines
scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.
On Production	The development project is currently producing and selling petroleum to market.	The key criterion is that the project is receiving income from sales, rather than the approved development project necessarily being complete. This is the point at which the project “chance of commerciality” can be said to be 100%. The project “decision gate” is the decision to initiate commercial production from the project.
Approved for Development	All necessary approvals have been obtained, capital funds have been committed, and implementation of the development project is under way.	At this point, it must be certain that the development project is going ahead. The project must not be subject to any contingencies such as outstanding regulatory approvals or sales contracts. Forecast capital expenditures should be included in the reporting entity’s current or following year’s approved budget. The project “decision gate” is the decision to start investing capital in the construction of production facilities and/or drilling development wells.
Justified for Development	Implementation of the development project is justified on the basis of reasonable forecast commercial conditions at the time of reporting, and there are reasonable expectations that all necessary approvals/contracts will be obtained.	In order to move to this level of project maturity, and hence have reserves associated with it, the development project must be commercially viable at the time of reporting, based on the reporting entity’s assumptions of future prices, costs, etc. (“forecast case”) and the specific circumstances of the project. Evidence of a firm intention to proceed with development within a reasonable time frame will be sufficient to demonstrate commerciality. There should be a development plan in sufficient detail to support the assessment of commerciality and a reasonable expectation that any regulatory approvals or sales contracts required prior to project implementation will be forthcoming. Other than such approvals/contracts, there should be no known contingencies that could
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Class/Sub-Class	Definition	Guidelines
preclude the development from proceeding within a reasonable timeframe (see Reserves class). The project “decision gate” is the decision by the reporting entity and its partners, if any, that the project has reached a level of technical and commercial maturity sufficient to justify proceeding with development at that point in time.
Contingent Resources	Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies.	Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.
Development Pending	A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.	The project is seen to have reasonable potential for eventual commercial development, to the extent that further data acquisition (e.g. drilling, seismic data) and/or evaluations are currently ongoing with a view to confirming that the project is commercially viable and providing the basis for selection of an appropriate development plan. The critical contingencies have been identified and are reasonably expected to be resolved within a reasonable time frame. Note that disappointing appraisal/evaluation results could lead to a re-classification of the project to “On Hold” or “Not Viable” status. The project “decision gate” is the decision to undertake further data acquisition and/or studies designed to move the project to a level of technical and commercial maturity at which a decision can be made to proceed with development and production.
Development Unclarified or on Hold	A discovered accumulation where project activities are on hold and/or where justification as a commercial development may be subject to significant delay.	The project is seen to have potential for eventual commercial development, but further appraisal/evaluation activities are on hold pending the removal of significant contingencies external to the project, or substantial further appraisal/evaluation activities are required to clarify the potential for eventual commercial development. Development may be subject to a significant time delay. Note that a change in circumstances, such that there is no longer a reasonable expectation that a critical contingency can be removed in the foreseeable future, for example, could lead to a reclassification of the project to “Not Viable” status. The project “decision gate” is the decision to either proceed with additional evaluation designed to clarify the
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Class/Sub-Class	Definition	Guidelines
potential for eventual commercial development or to temporarily suspend or delay further activities pending resolution of external contingencies.
Development Not Viable	A discovered accumulation for which there are no current plans to develop or to acquire additional data at the time due to limited production potential.	The project is not seen to have potential for eventual commercial development at the time of reporting, but the theoretically recoverable quantities are recorded so that the potential opportunity will be recognized in the event of a major change in technology or commercial conditions. The project “decision gate” is the decision not to undertake any further data acquisition or studies on the project for the foreseeable future.
Prospective Resources	Those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations.	Potential accumulations are evaluated according to their chance of discovery and, assuming a discovery, the estimated quantities that would be recoverable under defined development projects. It is recognized that the development programs will be of significantly less detail and depend more heavily on analog developments in the earlier phases of exploration.
Prospect	A project associated with a potential accumulation that is sufficiently well defined to represent a viable drilling target.	Project activities are focused on assessing the chance of discovery and, assuming discovery, the range of potential recoverable quantities under a commercial development program.
Lead	A project associated with a potential accumulation that is currently poorly defined and requires more data acquisition and/or evaluation in order to be classified as a prospect.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to confirm whether or not the lead can be matured into a prospect. Such evaluation includes the assessment of the chance of discovery and, assuming discovery, the range of potential recovery under feasible development scenarios.
Play	A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to define specific leads or prospects for more detailed analysis of their chance of discovery and, assuming discovery, the range of potential recovery under hypothetical development scenarios.
Table 2: Reserves Status Definitions and Guidelines
Status	Definition	Guidelines
Developed Reserves	Developed Reserves are expected quantities to be recovered from existing wells and facilities.	Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed
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Status	Definition	Guidelines
Reserves may be further sub-classified as Producing or Non-Producing.
Developed Producing Reserves	Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.	Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing Reserves	Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.	Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
Undeveloped Reserves	Undeveloped Reserves are quantities expected to be recovered through future investments:	(1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.
Table 3: Reserves Category Definitions and Guidelines
Category	Definition	Guidelines
Proved Reserves	Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods, and government regulations.	If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance
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Category	Definition	Guidelines

data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves (see “2001 Supplemental Guidelines,” Chapter 8). Reserves in undeveloped locations may be classified as Proved provided that:
•
The locations are in undrilled areas of the reservoir that can be judged with reasonable certainty to be commercially productive.

•
Interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled Proved locations. For Proved Reserves, the recovery efficiency applied to these reservoirs should be defined based on a range of possibilities supported by analogs and sound engineering judgment considering the characteristics of the Proved area and the applied development program.

Probable Reserves	Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.	It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.
Possible Reserves	Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.	The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where geoscience and engineering data are unable to clearly define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with
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Category	Definition	Guidelines
project recovery efficiencies beyond that assumed for Probable.
Probable and Possible Reserves	(See above for separate criteria for Probable Reserves and Possible Reserves.)	The 2P and 3P estimates may be based on reasonable alternative technical and commercial interpretations within the reservoir and/or subject project that are clearly documented, including comparisons to results in successful similar projects. In conventional accumulations, Probable and/or Possible Reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from Proved areas by minor faulting or other geological discontinuities and have not been penetrated by a wellbore but are interpreted to be in communication with the known (Proved) reservoir. Probable or Possible Reserves may be assigned to areas that are structurally higher than the Proved area. Possible (and in some cases, Probable) Reserves may be assigned to areas that are structurally lower than the adjacent Proved or 2P area. Caution should be exercised in assigning Reserves to adjacent reservoirs isolated by major, potentially sealing, faults until this reservoir is penetrated and evaluated as commercially productive. Justification for assigning Reserves in such cases should be clearly documented. Reserves should not be assigned to areas that are clearly separated from a known accumulation by non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results); such areas may contain Prospective Resources. In conventional accumulations, where drilling has defined a highest known oil (HKO) elevation and there exists the potential for an associated gas cap, Proved oil Reserves should only be assigned in the structurally higher portions of the reservoir if there is reasonable certainty that such portions are initially above bubble point pressure based on documented engineering analyses. Reservoir portions that do not meet this certainty may be assigned as Probable and Possible oil and/or gas based on reservoir fluid properties and pressure gradient interpretations.
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January 8, 2021
Mr. Eric Marsh
Chief Executive Officer
Brix Oil & Gas LP
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Re: Brix Oil & Gas LP Haynesville and Mid-Bossier Shale Properties Estimate of Reserves and Revenues SEC Pricing Case “As of” January 1, 2021
Dear Mr. Marsh:
At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Brix Oil & Gas LP (“Brix”). This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K and may be used for inclusion in certain SEC filings by Brix. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River, DeSoto, Sabine, Bossier, Webster, Bienville, and Caddo Parishes, Louisiana. Our third party evaluation was completed on January 8, 2021. Our conclusions, as of January 1, 2021, are as follows:
	Net to Brix Oil & Gas LP
	Proved Developed		Proved	Total	Probable	Possible
SEC Price Case	Producing	Non- producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	135,440.9	8,025.3	366,325.8	509,792.0	353,658.8	42,425.0
Revenues
Gas, $(100) %	233,779,776	13,760,370	632,081,216	879,621,362	611,560,960	73,038,496
Total, $	233,779,776	13,760,370	632,081,216	879,621,362	611,560,960	73,038,496
Expenditures
Ad Valorem Taxes, $	6,459,619	176,428	8,980,542	15,616,589	7,453,112	1,053,211
Severance Taxes, $	5,831,759	150,407	7,944,688	13,926,854	6,630,935	803,550
Fixed Operating Expense, $	63,837,076	3,363,966	147,562,352	214,763,394	144,465,888	16,048,393
Variable Operating Expense, $	12,683,324	836,371	33,241,556	46,761,251	29,813,420	3,892,729
Marketing and Fuel, $	7,067,393	592,348	23,884,788	31,544,529	25,020,882	2,803,073
Total, $	95,879,171	5,119,520	221,613,926	322,612,617	213,384,237	24,600,956
Investments, $	2,659,772	613,058	293,421,503	296,694,333	299,899,043	36,749,289
Plugging & Abandonment, $	3,807,644	80,829	2,820,641	6,709,114	3,081,405	376,099
Total, $	6,467,416	693,887	296,242,144	303,403,447	302,980,448	37,125,388
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	131,433,192	7,946,965	114,225,032	253,605,189	95,196,288	11,312,156
FNR Disc. @ 10.0%, $	116,689,976	7,067,832	51,695,504	175,453,312	22,700,936	1,306,346
Allocation Percentage by Classification
FNR Disc. @ 10.0%	66.5%	4.0%	29.5%	100.0%	100.0%	100.0%

*
Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report — The purpose of this report is to provide Brix with an estimate of future reserves and net revenues attributable to interests owned by Brix in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2021 in accordance with the SEC guidelines.
Scope of Work — W.D. Von Gonten & Co. was engaged by Brix to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Brix as of January 1, 2021. All of Brix’s probable and possible reserves are undeveloped. Once the reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2021.
Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.
Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.
Projections — The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2021 through December 31, 2021.
Property Discussion
Brix currently owns, and operates, an approximate 88% working interest in 22 Proved Developed Producing (“PDP”) wells and an approximate 17% working interest in 112 PDP wells that Vine operates. All wells are located in Red River, De Soto, Sabine, Bossier, Webster, Bienville, and Caddo Parishes, Louisiana. All existing proved and future development wells will be producing from the Haynesville and Mid-Bossier shale formations.
Reserve Estimates
Proved Producing Reserves — Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.
Proved Undeveloped Reserves — The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Brix will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.
Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped category of reserves. That volume, as reflected in the results table of page 1 of this report, is approximately 366,326 MMcf of natural gas.
Probable and Possible Reserves — Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion
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practices to that which Brix will implement. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.
Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.
Product Prices
The estimated revenues shown herein were based on SEC pricing guidelines effective January 1, 2021. SEC pricing is determined by averaging the first day of each month’s closing price for the previous 12 months using published benchmark oil and gas prices. This method renders a Henry Hub gas price of $1.985/MMBtu. This price was held constant throughout the life of the properties as per SEC guidelines. A pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the point of sale. The differential from SEC pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Brix provided W.D. Von Gonten & Co. an average gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used SEC pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average realized price after adjustments for location and quality differentials such as transportation and BTU content for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) is $1.725/Mcf.
Operating Expenses and Capital Cost
Monthly operating expenses for wells operated by Brix and other 3rd party companies were provided by Brix. Brix provided W.D. Von Gonten & Co. Brix operated, non-operated, and a blend of both, with 12 months (December 2019 — November 2020) of historical fixed and variable operating expense data. W.D Von Gonten & Co. then confirmed and applied Brix’s recommended fixed and variable costs to each individual operated and non-operated property.
Capital costs associated with the drilling and completion of future undeveloped locations were provided by Brix. Support data including drilling, completion, and facility costs, as well as current completion designs rendered applicable for future development wells were provided by Brix for wells spud from May 2019 through September 2020. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators.
All operating expenses and capital costs were held flat for the life of the properties in accordance with SEC guidelines.
Other Considerations
Abandonment Costs — The costs necessary for abandonment of certain properties were provided by Brix. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.
Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.
Data Sources — Data furnished by Brix included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities,
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and development locations for Haynesville and Mid-Bossier wells identified by Brix. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.
Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2021 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.
Thank you for the opportunity to assist Brix with this report.
Respectfully submitted, William D. Von Gonten, Jr., P.E. TX # 73244 John M. Parker
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PETROLEUM RESERVES AND RESOURCES CLASSIFICATION AND DEFINITIONS
This document contains information excerpted from definitions and guidelines prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers (SPE) and reviewed and jointly sponsored by the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE).
Preamble
Petroleum resources are the estimated quantities of hydrocarbons naturally occurring on or within the Earth’s crust. Resource assessments estimate total quantities in known and yet-to-be discovered accumulations; resources evaluations are focused on those quantities that can potentially be recovered and marketed by commercial projects. A petroleum resources management system provides a consistent approach to estimating petroleum quantities, evaluating development projects, and presenting results within a comprehensive classification framework.
These definitions and guidelines are designed to provide a common reference for the international petroleum industry, including national reporting and regulatory disclosure agencies, and to support petroleum project and portfolio management requirements. They are intended to improve clarity in global communications regarding petroleum resources. It is expected that this document will be supplemented with industry education programs and application guides addressing their implementation in a wide spectrum of technical and/or commercial settings.
It is understood that these definitions and guidelines allow flexibility for users and agencies to tailor application for their particular needs; however, any modifications to the guidance contained herein should be clearly identified. The definitions and guidelines contained in this document must not be construed as modifying the interpretation or application of any existing regulatory reporting requirements.
1.0 Basic Principles and Definitions
The estimation of petroleum resource quantities involves the interpretation of volumes and values that have an inherent degree of uncertainty. These quantities are associated with development projects at various stages of design and implementation. Use of a consistent classification system enhances comparisons between projects, groups of projects, and total company portfolios according to forecast production profiles and recoveries. Such a system must consider both technical and commercial factors that impact the project’s economic feasibility, its productive life, and its related cash flows.
1.1 Petroleum Resources Classification Framework
Petroleum is defined as a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain non-hydrocarbons, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide and sulfur. In rare cases, non-hydrocarbon content could be greater than 50%.
The term “resources” as used herein is intended to encompass all quantities of petroleum naturally occurring on or within the Earth’s crust, discovered and undiscovered (recoverable and unrecoverable), plus those quantities already produced. Further, it includes all types of petroleum whether currently considered “conventional” or “unconventional.”
Figure 1-1 is a graphical representation of the SPE/WPC/AAPG/SPEE resources classification system. The system defines the major recoverable resources classes: Production, Reserves, Contingent Resources, and Prospective Resources, as well as Unrecoverable petroleum.
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The “Range of Uncertainty” reflects a range of estimated quantities potentially recoverable from an accumulation by a project, while the vertical axis represents the “Chance of Commerciality, that is, the chance that the project that will be developed and reach commercial producing status.
The following pages contain the definitions in Tables 1, 2, and 3 that display the major classes and sub-classes of petroleum reserves and resources as defined by the SPE:
Table 1: Recoverable Resources Classes and Sub-Classes
Class/Sub-Class	Definition	Guidelines
Reserves	Reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.	Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status. To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within a reasonable time frame. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the
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Class/Sub-Class	Definition	Guidelines
scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.
On Production	The development project is currently producing and selling petroleum to market.	The key criterion is that the project is receiving income from sales, rather than the approved development project necessarily being complete. This is the point at which the project “chance of commerciality” can be said to be 100%. The project “decision gate” is the decision to initiate commercial production from the project.
Approved for Development	All necessary approvals have been obtained, capital funds have been committed, and implementation of the development project is under way.	At this point, it must be certain that the development project is going ahead. The project must not be subject to any contingencies such as outstanding regulatory approvals or sales contracts. Forecast capital expenditures should be included in the reporting entity’s current or following year’s approved budget. The project “decision gate” is the decision to start investing capital in the construction of production facilities and/or drilling development wells.
Justified for Development	Implementation of the development project is justified on the basis of reasonable forecast commercial conditions at the time of reporting, and there are reasonable expectations that all necessary approvals/contracts will be obtained.	In order to move to this level of project maturity, and hence have reserves associated with it, the development project must be commercially viable at the time of reporting, based on the reporting entity’s assumptions of future prices, costs, etc. (“forecast case”) and the specific circumstances of the project. Evidence of a firm intention to proceed with development within a reasonable time frame will be sufficient to demonstrate commerciality. There should be a development plan in sufficient detail to support the assessment of commerciality and a reasonable expectation that any regulatory approvals or sales contracts required prior to project implementation will be forthcoming. Other than such approvals/contracts, there should be no known contingencies that could
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Class/Sub-Class	Definition	Guidelines
preclude the development from proceeding within a reasonable timeframe (see Reserves class). The project “decision gate” is the decision by the reporting entity and its partners, if any, that the project has reached a level of technical and commercial maturity sufficient to justify proceeding with development at that point in time.
Contingent Resources	Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies.	Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.
Development Pending	A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.	The project is seen to have reasonable potential for eventual commercial development, to the extent that further data acquisition (e.g. drilling, seismic data) and/or evaluations are currently ongoing with a view to confirming that the project is commercially viable and providing the basis for selection of an appropriate development plan. The critical contingencies have been identified and are reasonably expected to be resolved within a reasonable time frame. Note that disappointing appraisal/evaluation results could lead to a re-classification of the project to “On Hold” or “Not Viable” status. The project “decision gate” is the decision to undertake further data acquisition and/or studies designed to move the project to a level of technical and commercial maturity at which a decision can be made to proceed with development and production.
Development Unclarified or on Hold	A discovered accumulation where project activities are on hold and/or where justification as a commercial development may be subject to significant delay.	The project is seen to have potential for eventual commercial development, but further appraisal/evaluation activities are on hold pending the removal of significant contingencies external to the project, or substantial further appraisal/evaluation activities are required to clarify the potential for eventual commercial development. Development may be subject to a significant time delay. Note that a change in circumstances, such that there is no longer a reasonable expectation that a critical contingency can be removed in the foreseeable future, for example, could lead to a reclassification of the project to “Not Viable” status. The project “decision gate” is the decision to either proceed with additional evaluation designed to clarify the
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Class/Sub-Class	Definition	Guidelines
potential for eventual commercial development or to temporarily suspend or delay further activities pending resolution of external contingencies.
Development Not Viable	A discovered accumulation for which there are no current plans to develop or to acquire additional data at the time due to limited production potential.	The project is not seen to have potential for eventual commercial development at the time of reporting, but the theoretically recoverable quantities are recorded so that the potential opportunity will be recognized in the event of a major change in technology or commercial conditions. The project “decision gate” is the decision not to undertake any further data acquisition or studies on the project for the foreseeable future.
Prospective Resources	Those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations.	Potential accumulations are evaluated according to their chance of discovery and, assuming a discovery, the estimated quantities that would be recoverable under defined development projects. It is recognized that the development programs will be of significantly less detail and depend more heavily on analog developments in the earlier phases of exploration.
Prospect	A project associated with a potential accumulation that is sufficiently well defined to represent a viable drilling target.	Project activities are focused on assessing the chance of discovery and, assuming discovery, the range of potential recoverable quantities under a commercial development program.
Lead	A project associated with a potential accumulation that is currently poorly defined and requires more data acquisition and/or evaluation in order to be classified as a prospect.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to confirm whether or not the lead can be matured into a prospect. Such evaluation includes the assessment of the chance of discovery and, assuming discovery, the range of potential recovery under feasible development scenarios.
Play	A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to define specific leads or prospects for more detailed analysis of their chance of discovery and, assuming discovery, the range of potential recovery under hypothetical development scenarios.
Table 2: Reserves Status Definitions and Guidelines
Status	Definition	Guidelines
Developed Reserves	Developed Reserves are expected quantities to be recovered from existing wells and facilities.	Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed
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Status	Definition	Guidelines
Reserves may be further sub-classified as Producing or Non-Producing.
Developed Producing Reserves	Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.	Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing Reserves	Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.	Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
Undeveloped Reserves	Undeveloped Reserves are quantities expected to be recovered through future investments:	(1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.
Table 3: Reserves Category Definitions and Guidelines
Category	Definition	Guidelines
Proved Reserves	Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic conditions, operating methods, and government regulations.	If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance
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Category	Definition	Guidelines

data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves (see “2001 Supplemental Guidelines,” Chapter 8). Reserves in undeveloped locations may be classified as Proved provided that:
•
The locations are in undrilled areas of the reservoir that can be judged with reasonable certainty to be commercially productive.

•
Interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled Proved locations. For Proved Reserves, the recovery efficiency applied to these reservoirs should be defined based on a range of possibilities supported by analogs and sound engineering judgment considering the characteristics of the Proved area and the applied development program.

Probable Reserves	Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.	It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.
Possible Reserves	Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.	The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where geoscience and engineering data are unable to clearly define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with
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Category	Definition	Guidelines
project recovery efficiencies beyond that assumed for Probable.
Probable and Possible Reserves	(See above for separate criteria for Probable Reserves and Possible Reserves.)	The 2P and 3P estimates may be based on reasonable alternative technical and commercial interpretations within the reservoir and/or subject project that are clearly documented, including comparisons to results in successful similar projects. In conventional accumulations, Probable and/or Possible Reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from Proved areas by minor faulting or other geological discontinuities and have not been penetrated by a wellbore but are interpreted to be in communication with the known (Proved) reservoir. Probable or Possible Reserves may be assigned to areas that are structurally higher than the Proved area. Possible (and in some cases, Probable) Reserves may be assigned to areas that are structurally lower than the adjacent Proved or 2P area. Caution should be exercised in assigning Reserves to adjacent reservoirs isolated by major, potentially sealing, faults until this reservoir is penetrated and evaluated as commercially productive. Justification for assigning Reserves in such cases should be clearly documented. Reserves should not be assigned to areas that are clearly separated from a known accumulation by non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results); such areas may contain Prospective Resources. In conventional accumulations, where drilling has defined a highest known oil (HKO) elevation and there exists the potential for an associated gas cap, Proved oil Reserves should only be assigned in the structurally higher portions of the reservoir if there is reasonable certainty that such portions are initially above bubble point pressure based on documented engineering analyses. Reservoir portions that do not meet this certainty may be assigned as Probable and Possible oil and/or gas based on reservoir fluid properties and pressure gradient interpretations.
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January 8, 2021
Mr. Eric Marsh
Chief Executive Officer
Brix Oil & Gas LP
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Re: Brix Oil & Gas LP
Haynesville and Mid-Bossier Shale
Properties
Estimate of Reserves and Revenues
Strip Pricing Case
“As of” January 1, 2021
Dear Mr. Marsh:
At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain property interests owned by Brix Oil & Gas LP (“Brix”). This report was prepared for inclusion in certain filings made by the SEC as a reserves sensitivity analysis in accordance with the definitions and regulations of the SEC other than the use of optional price and cost parameters as specified in the report pursuant to Item 1202(b) of Regulation S-K. The report may be used for inclusion in certain SEC filings by Brix. These properties include producing, non-producing, undeveloped, probable, and possible locations located in Red River, DeSoto, Sabine, Bossier, Webster, Bienville, and Caddo Parishes, Louisiana. This report excludes effects of commodity derivatives. Our third party evaluation was completed on January 8, 2021. Our conclusions, as of January 1, 2021, are as follows:
	Net to Brix Oil & Gas LP
	Proved Developed		Proved	Total	Probable	Possible
Strip Price Case	Producing	Non-producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	142,834.2	8,259.4	633,801.7	784,895.3	903,271.0	130,416.1
Revenues
Gas, $(100) %	334,213,760	19,344,042	1,471,887,232	1,825,445,034	2,223,817,984	321,078,944
Total, $	334,213,760	19,344,042	1,471,887,232	1,825,445,034	2,223,817,984	321,078,944
Expenditures
Ad Valorem Taxes, $	8,811,386	239,249	22,573,290	31,623,925	29,468,840	4,702,550
Severance Taxes, $	8,018,685	201,146	18,437,404	26,657,235	23,310,816	3,309,091
Fixed Operating Expense, $	78,076,624	3,731,588	284,501,056	366,309,268	403,849,536	56,635,412
Variable Operating Expense, $	13,394,723	859,658	59,999,620	74,254,001	80,939,120	12,649,084
Marketing and Fuel, $	9,899,435	809,333	50,154,592	60,863,360	81,850,208	10,010,067
Total, $	118,200,853	5,840,974	435,665,962	559,707,789	619,418,520	87,306,204
Investments, $	2,859,510	614,314	576,600,463	580,074,287	946,770,753	142,652,274
Plugging & Abandonment, $	3,594,563	80,829	6,614,129	10,289,521	11,504,319	1,778,638
Total, $	6,454,073	695,143	583,214,592	590,363,808	958,275,072	144,430,912
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	209,558,816	12,807,920	453,006,688	675,373,424	646,124,352	89,341,872
FNR Disc. @ 10.0%, $	178,928,096	11,219,494	243,751,936	433,899,526	193,665,776	14,203,627
Allocation Percentage by Classification
FNR Disc. @ 10.0%	41.2%	2.6%	56.2%	100.0%	100.0%	100.0%

*
Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report — The purpose of this report is to provide Brix with an estimate of future reserves and net revenues attributable to interests owned by Brix in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2021.

Scope of Work — W.D. Von Gonten & Co. was engaged by Brix to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Brix as of January 1, 2021. All of Brix’s probable and possible reserves are undeveloped. Once reserves were estimated, future revenues were determined in accordance with Brix provided Henry Hub strip pricing effective December 31, 2020.
Reporting Requirements
Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs, however, this report is not prepared with SEC pricing but instead prepared with strip pricing as indicated under “Product Prices” below.
The information presented herein represents optional disclosure pursuant to Item 1202(b) of Regulation S-K.
Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.
Projections — The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2021 through December 31, 2021.
Property Discussion
Brix currently owns, and operates, an approximate 88% working interest in 22 Proved Developed Producing (“PDP”) wells and an approximate 17% working interest in 112 PDP wells that Vine operates. All wells are located in Red River, De Soto, Sabine, Bossier, Webster, Bienville, and Caddo Parishes, Louisiana. All existing proved and future development wells will be producing from the Haynesville and Mid-Bossier shale formations.
Reserve Estimates
Proved Producing Reserves — Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.
Proved Undeveloped Reserves — The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Brix will implement. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.
Probable and Possible Reserves — Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices to that which Brix will implement. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.
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Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.
Product Prices
At the request of Brix, all revenue estimates represented herein are based on a Brix provided Henry Hub strip pricing beginning January of 2021. The following table summarizes the prices utilized in the generation of this report:
Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu
1/2021	2.467	2/2022	2.939	3/2023	2.599	4/2024	2.306	5/2025	2.331
2/2021	2.539	3/2022	2.792	4/2023	2.299	5/2024	2.281	6/2025	2.365
3/2021	2.526	4/2022	2.429	5/2023	2.265	6/2024	2.318	7/2025	2.403
4/2021	2.538	5/2022	2.384	6/2023	2.299	7/2024	2.362	8/2025	2.408
5/2021	2.555	6/2022	2.412	7/2023	2.338	8/2024	2.370	9/2025	2.400
6/2021	2.611	7/2022	2.447	8/2023	2.346	9/2024	2.368	10/2025	2.427
7/2021	2.685	8/2022	2.455	9/2023	2.334	10/2024	2.401	11/2025	2.527
8/2021	2.715	9/2022	2.435	10/2023	2.365	11/2024	2.519	12/2025	2.752
9/2021	2.712	10/2022	2.458	11/2023	2.458	12/2024	2.749	Thereafter	2.752
10/2021	2.741	11/2022	2.540	12/2023	2.674	1/2025	2.852
11/2021	2.796	12/2022	2.696	1/2024	2.779	2/2025	2.802
12/2021	2.913	1/2023	2.789	2/2024	2.736	3/2025	2.662
1/2022	3.006	2/2023	2.740	3/2024	2.596	4/2025	2.357
Average product prices were determined for the initial $ per MMBtu before adjustments for price differentials weighted by production over the remaining lives of the properties for each reserves category included in the report, e.g. total proved, total probable and total possible. In addition, average realized product prices were determined in $ per Mcf after adjustments for price differentials weighted by production over the remaining lives of the properties for each reserves category included in the report to comply with item 1202(a)(8)(v) of Regulation S-K.
Therefore, the proved reserves category has an average weighted price of $2.61/MMBtu before adjustments and $2.33/Mcf after adjustments. The probable and possible reserves category has an average weighted price of $2.75/MMBtu before adjustments and $2.47/Mcf after adjustments.
Operating Expenses and Capital Cost
Monthly operating expenses for wells operated by Brix and other 3rd party companies were provided by Brix. Brix provided W.D. Von Gonten & Co. Brix operated, non-operated, and a blend of both, with 12 months (December 2019 — November 2020) of historical fixed and variable operating expense data. W.D Von Gonten & Co. then confirmed and applied Brix’s recommended fixed and variable costs to each individual operated and non-operated property.
Capital costs associated with the drilling and completion of future undeveloped locations were provided by Brix. Support data including drilling, completion, and facility costs, as well as current completion designs rendered applicable for future development wells were provided by Brix for wells spud from May 2019 through September 2020. Where available, these costs were further verified from recently drilled and competed wells from other regional and/or offsetting operators.
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All operating expenses and capital costs were held flat for the life of the properties.
Other Considerations
Abandonment Costs — The costs necessary for abandonment of certain properties were provided by Brix. W.D. Von Gonten & Co. expresses no warranties regarding the accuracy or validity of these costs for the generation of this report.
Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.
Data Sources — Data furnished by Brix included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Brix. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.
Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2021 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.
Thank you for the opportunity to assist Brix with this report.
Respectfully submitted, William D. Von Gonten, Jr., P.E. TX # 73244 John M. Parker
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PETROLEUM RESERVES AND RESOURCES CLASSIFICATION AND DEFINITIONS
This document contains information excerpted from definitions and guidelines prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers (SPE) and reviewed and jointly sponsored by the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE).
Preamble
Petroleum resources are the estimated quantities of hydrocarbons naturally occurring on or within the Earth’s crust. Resource assessments estimate total quantities in known and yet-to-be discovered accumulations; resources evaluations are focused on those quantities that can potentially be recovered and marketed by commercial projects. A petroleum resources management system provides a consistent approach to estimating petroleum quantities, evaluating development projects, and presenting results within a comprehensive classification framework.
These definitions and guidelines are designed to provide a common reference for the international petroleum industry, including national reporting and regulatory disclosure agencies, and to support petroleum project and portfolio management requirements. They are intended to improve clarity in global communications regarding petroleum resources. It is expected that this document will be supplemented with industry education programs and application guides addressing their implementation in a wide spectrum of technical and/or commercial settings.
It is understood that these definitions and guidelines allow flexibility for users and agencies to tailor application for their particular needs; however, any modifications to the guidance contained herein should be clearly identified. The definitions and guidelines contained in this document must not be construed as modifying the interpretation or application of any existing regulatory reporting requirements.
1.0 Basic Principles and Definitions
The estimation of petroleum resource quantities involves the interpretation of volumes and values that have an inherent degree of uncertainty. These quantities are associated with development projects at various stages of design and implementation. Use of a consistent classification system enhances comparisons between projects, groups of projects, and total company portfolios according to forecast production profiles and recoveries. Such a system must consider both technical and commercial factors that impact the project’s economic feasibility, its productive life, and its related cash flows.
1.1 Petroleum Resources Classification Framework
Petroleum is defined as a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain non-hydrocarbons, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide and sulfur. In rare cases, non-hydrocarbon content could be greater than 50%.
The term “resources” as used herein is intended to encompass all quantities of petroleum naturally occurring on or within the Earth’s crust, discovered and undiscovered (recoverable and unrecoverable), plus those quantities already produced. Further, it includes all types of petroleum whether currently considered “conventional” or “unconventional.”
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Figure 1-1 is a graphical representation of the SPE/WPC/AAPG/SPEE resources classification system. The system defines the major recoverable resources classes: Production, Reserves, Contingent Resources, and Prospective Resources, as well as Unrecoverable petroleum.
The “Range of Uncertainty” reflects a range of estimated quantities potentially recoverable from an accumulation by a project, while the vertical axis represents the “Chance of Commerciality, that is, the chance that the project that will be developed and reach commercial producing status.
The following pages contain the definitions in Tables 1, 2, and 3 that display the major classes and sub-classes of petroleum reserves and resources as defined by the SPE:
Table 1: Recoverable Resources Classes and Sub-Classes
Class/Sub-Class	Definition	Guidelines
Reserves	Reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.	Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status. To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within
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Class/Sub-Class	Definition	Guidelines
a reasonable time frame. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.
On Production	The development project is currently producing and selling petroleum to market.	The key criterion is that the project is receiving income from sales, rather than the approved development project necessarily being complete. This is the point at which the project “chance of commerciality” can be said to be 100%. The project “decision gate” is the decision to initiate commercial production from the project.
Approved for Development	All necessary approvals have been obtained, capital funds have been committed, and implementation of the development project is under way.	At this point, it must be certain that the development project is going ahead. The project must not be subject to any contingencies such as outstanding regulatory approvals or sales contracts. Forecast capital expenditures should be included in the reporting entities current or following year’s approved budget. The project “decision gate” is the decision to start investing capital in the construction of production facilities and/or drilling development wells.
Justified for Development	Implementation of the development project is justified on the basis of reasonable forecast commercial conditions at the time of reporting, and there are reasonable expectations that all necessary approvals/contracts will be obtained.	In order to move to this level of project maturity, and hence have reserves associated with it, the development project must be commercially viable at the time of reporting, based on the reporting entity’s assumptions of future prices, costs, etc. (“forecast case”) and the specific circumstances of the project. Evidence of a firm intention to proceed with development within a reasonable time frame will be sufficient to demonstrate commerciality. There should be a development plan in sufficient detail to support the assessment of commerciality and a reasonable expectation that any regulatory approvals or sales contracts required prior to project implementation will be forthcoming. Other than such approvals/
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Class/Sub-Class	Definition	Guidelines
contracts, there should be no known contingencies that could preclude the development from proceeding within a reasonable timeframe (see Reserves class). The project “decision gate” is the decision by the reporting entity and its partners, if any, that the project has reached a level of technical and commercial maturity sufficient to justify proceeding with development at that point in time.
Contingent Resources	Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies.	Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.
Development Pending	A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.	The project is seen to have reasonable potential for eventual commercial development, to the extent that further data acquisition (e.g. drilling, seismic data) and/or evaluations are currently ongoing with a view to confirming that the project is commercially viable and providing the basis for selection of an appropriate development plan. The critical contingencies have been identified and are reasonably expected to be resolved within a reasonable time frame. Note that disappointing appraisal/evaluation results could lead to a re-classification of the project to “On Hold” or “Not Viable” status. The project “decision gate” is the decision to undertake further data acquisition and/or studies designed to move the project to a level of technical and commercial maturity at which a decision can be made to proceed with development and production.
Development Unclarified or on Hold	A discovered accumulation where project activities are on hold and/or where justification as a commercial development may be subject to significant delay.	The project is seen to have potential for eventual commercial development, but further appraisal/evaluation activities are on hold pending the removal of significant contingencies external to the project, or substantial further appraisal/evaluation activities are required to clarify the potential for eventual commercial development. Development may be subject to a significant time delay. Note that a change in circumstances, such that there is no longer a reasonable expectation that a critical contingency can be removed in the foreseeable future, for example, could lead to a reclassification of the project to “Not Viable” status. The project “decision gate” is the decision to either proceed with additional evaluation designed to clarify the potential for eventual
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Class/Sub-Class	Definition	Guidelines
commercial development or to temporarily suspend or delay further activities pending resolution of external contingencies.
Development Not Viable	A discovered accumulation for which there are no current plans to develop or to acquire additional data at the time due to limited production potential.	The project is not seen to have potential for eventual commercial development at the time of reporting, but the theoretically recoverable quantities are recorded so that the potential opportunity will be recognized in the event of a major change in technology or commercial conditions. The project “decision gate” is the decision not to undertake any further data acquisition or studies on the project for the foreseeable future.
Prospective Resources	Those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations.	Potential accumulations are evaluated according to their chance of discovery and, assuming a discovery, the estimated quantities that would be recoverable under defined development projects. It is recognized that the development programs will be of significantly less detail and depend more heavily on analog developments in the earlier phases of exploration.
Prospect	A project associated with a potential accumulation that is sufficiently well defined to represent a viable drilling target.	Project activities are focused on assessing the chance of discovery and, assuming discovery, the range of potential recoverable quantities under a commercial development program.
Lead	A project associated with a potential accumulation that is currently poorly defined and requires more data acquisition and/or evaluation in order to be classified as a prospect.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to confirm whether or not the lead can be matured into a prospect. Such evaluation includes the assessment of the chance of discovery and, assuming discovery, the range of potential recovery under feasible development scenarios.
Play	A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to define specific leads or prospects for more detailed analysis of their chance of discovery and, assuming discovery, the range of potential recovery under hypothetical development scenarios.
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Table 2: Reserves Status Definitions and Guidelines
Status	Definition	Guidelines
Developed Reserves	Developed Reserves are expected quantities to be recovered from existing wells and facilities.	Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed Reserves may be further sub-classified as Producing or Non-Producing.
Developed Producing Reserves	Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.	Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing Reserves	Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.	Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
Undeveloped Reserves	Undeveloped Reserves are quantities expected to be recovered through future investments:	(1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.
Table 3: Reserves Category Definitions and Guidelines
Category	Definition	Guidelines
Proved Reserves	Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and	If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent
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Category	Definition	Guidelines
under defined economic conditions, operating methods, and government regulations.
undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves (see “2001 Supplemental Guidelines,” Chapter 8). Reserves in undeveloped locations may be classified as Proved provided that:
•
The locations are in undrilled areas of the reservoir that can be judged with reasonable certainty to be commercially productive.

•
Interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled Proved locations. For Proved Reserves, the recovery efficiency applied to these reservoirs should be defined based on a range of possibilities supported by analogs and sound engineering judgment considering the characteristics of the Proved area and the applied development program.

Probable Reserves	Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.	It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.
Possible Reserves	Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.	The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where
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Category	Definition	Guidelines
geoscience and engineering data are unable to clearly define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with project recovery efficiencies beyond that assumed for Probable.
Probable and Possible Reserves	(See above for separate criteria for Probable Reserves and Possible Reserves.)	The 2P and 3P estimates may be based on reasonable alternative technical and commercial interpretations within the reservoir and/or subject project that are clearly documented, including comparisons to results in successful similar projects. In conventional accumulations, Probable and/or Possible Reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from Proved areas by minor faulting or other geological discontinuities and have not been penetrated by a wellbore but are interpreted to be in communication with the known (Proved) reservoir. Probable or Possible Reserves may be assigned to areas that are structurally higher than the Proved area. Possible (and in some cases, Probable) Reserves may be assigned to areas that are structurally lower than the adjacent Proved or 2P area. Caution should be exercised in assigning Reserves to adjacent reservoirs isolated by major, potentially sealing, faults until this reservoir is penetrated and evaluated as commercially productive. Justification for assigning Reserves in such cases should be clearly documented. Reserves should not be assigned to areas that are clearly separated from a known accumulation by non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results); such areas may contain Prospective Resources. In conventional accumulations, where drilling has defined a highest known oil (HKO) elevation and there exists the potential for an associated gas cap, Proved oil Reserves should only be assigned in the structurally higher portions of the reservoir if there is reasonable certainty that such portions are initially above bubble point pressure based on documented engineering analyses. Reservoir portions that do not meet this certainty may be assigned as Probable and Possible oil and/or gas based on reservoir fluid properties and pressure gradient interpretations.
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November 12, 2020
Mr. Eric Marsh
Chief Executive Officer
Harvest Royalties Holdings LP
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Re: Harvest Royalties Holdings LP
Haynesville and Mid-Bossier Shale Properties
Estimate of Reserves and Revenues
SEC Pricing
“As of” January 1, 2020
Dear Mr. Marsh:
At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain royalty interests owned by Harvest Royalties Holdings LP (“Harvest”). This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K and may be used for inclusion in certain SEC filings by Harvest. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River and DeSoto Parishes, Louisiana. Our third party evaluation was completed on November 12, 2020. Our conclusions, as of January 1, 2020, are as follows:
	Net to Harvest Royalties Holdings LP
	Proved		Total	Probable	Possible
SEC Price Case	Producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	193.3	1,656.9	1,850.2	3,073.4	358.0
Revenues
Gas, $(100) %	447,208	3,834,244	4,281,452	7,112,042	828,488
Total, $	447,208	3,834,244	4,281,452	7,112,042	828,488
Expenditures
Ad Valorem Taxes, $	—	—	—	—	—
Severance Taxes, $	17,738	86,615	104,353	153,344	17,513
Fixed Operating Expense, $	—	—	—	—	—
Variable Operating Expense, $	—	—	—	—	—
Marketing and Fuel, $	—	—	—	—	—
Total, $	17,738	86,615	104,353	153,344	17,513
Investments, $	—	—	—	—	—
Plugging & Abandonment, $	—	—	—	—	—
Total, $	0	0	0	0	0
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	429,471	3,747,628	4,177,099	6,958,698	810,975
FNR Disc. @ 10.0%, $	296,556	2,712,519	3,009,075	2,093,585	291,910
Allocation Percentage by Classification
FNR Disc. @ 10.0%	9.9%	90.1%	100.0%	100.0%	100.0%

*
Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report — The purpose of this report is to provide Harvest with an estimate of future reserves and net revenues attributable to royalty interests owned by Harvest in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2020 in accordance with the SEC guidelines.

Scope of Work — W.D. Von Gonten & Co. was engaged by Harvest to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Harvest as of January 1, 2020. All of Harvest’s probable and possible reserves are undeveloped. Once reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2020.
Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.
Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.
Projections — The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2020 through December 31, 2020.
Property Discussion
Harvest currently owns an approximate 1.0% royalty interest in 7 Proved Developed Producing (“PDP”) wells and 9 Proved Undeveloped (“PUD”) wells that Vine Oil & Gas LP. operates. Harvest also owns an approximate 1.7% royalty interest in 1 PUD well operated by GeoSouthern and an approximate 0.3% royalty interest in 4 PUD wells operated by Brix Oil & Gas LP. All wells are located in Red River and De Soto Parishes, Louisiana. All existing PDP production and future developmental drilling will originate from the Haynesville and Mid-Bossier shale formations.
Reserve Estimates
Proved Producing Reserves — Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.
Proved Undeveloped Reserves — The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.
Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped category of reserves. That volume, as reflected in the results table of page 1 of this report, is approximately 1,656,927 MMcf of natural gas.
Probable and Possible Reserves — Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices. In addition, W.D. Von Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.
Harvest Royalties Holdings LP – 01.01.20 3P Reserves Report, SEC Pricing, November 12, 2020 – Page 2

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.
Product Prices
The estimated revenues shown herein were based on SEC pricing guidelines effective January 1, 2020. SEC pricing is determined by averaging the first day of each month’s closing price for the previous 12 months using published benchmark oil and gas prices. This method renders a Henry Hub gas price of $2.578/MMBtu. This price was held constant throughout the life of the properties as per SEC guidelines. A pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the point of sale. The differential from SEC pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Harvest provided W.D. Von Gonten & Co. an average gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used SEC pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average realized price after adjustments for location and quality differentials and BTU content for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) is $2.314/Mcf.
Other Considerations
Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.
Data Sources — Data furnished by Harvest included basic well information including daily/monthly gas and water production, flowing pressure data, costs (LOE and CAPEX), future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Harvest. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.
Context — We specifically advise that any particular reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2020 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.
Harvest Royalties Holdings LP – 01.01.20 3P Reserves Report, SEC Pricing, November 12, 2020 – Page 3

Thank you for the opportunity to assist Harvest with this report.
Respectfully submitted, William D. Von Gonten, Jr., P.E. TX # 73244 John M. Parker
Harvest Royalties Holdings LP – 01.01.20 3P Reserves Report, SEC Pricing, November 12, 2020 – Page 4

PETROLEUM RESERVES AND RESOURCES CLASSIFICATION AND DEFINITIONS
This document contains information excerpted from definitions and guidelines prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers (SPE) and reviewed and jointly sponsored by the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE).
Preamble
Petroleum resources are the estimated quantities of hydrocarbons naturally occurring on or within the Earth’s crust. Resource assessments estimate total quantities in known and yet-to-be discovered accumulations; resources evaluations are focused on those quantities that can potentially be recovered and marketed by commercial projects. A petroleum resources management system provides a consistent approach to estimating petroleum quantities, evaluating development projects, and presenting results within a comprehensive classification framework.
These definitions and guidelines are designed to provide a common reference for the international petroleum industry, including national reporting and regulatory disclosure agencies, and to support petroleum project and portfolio management requirements. They are intended to improve clarity in global communications regarding petroleum resources. It is expected that this document will be supplemented with industry education programs and application guides addressing their implementation in a wide spectrum of technical and/or commercial settings.
It is understood that these definitions and guidelines allow flexibility for users and agencies to tailor application for their particular needs; however, any modifications to the guidance contained herein should be clearly identified. The definitions and guidelines contained in this document must not be construed as modifying the interpretation or application of any existing regulatory reporting requirements.
1.0 Basic Principles and Definitions
The estimation of petroleum resource quantities involves the interpretation of volumes and values that have an inherent degree of uncertainty. These quantities are associated with development projects at various stages of design and implementation. Use of a consistent classification system enhances comparisons between projects, groups of projects, and total company portfolios according to forecast production profiles and recoveries. Such a system must consider both technical and commercial factors that impact the project’s economic feasibility, its productive life, and its related cash flows.
1.1
Petroleum Resources Classification Framework

Petroleum is defined as a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain non-hydrocarbons, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide and sulfur. In rare cases, non-hydrocarbon content could be greater than 50%.
The term “resources” as used herein is intended to encompass all quantities of petroleum naturally occurring on or within the Earth’s crust, discovered and undiscovered (recoverable and unrecoverable), plus those quantities already produced. Further, it includes all types of petroleum whether currently considered “conventional” or “unconventional.”
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Figure 1-1 is a graphical representation of the SPE/WPC/AAPG/SPEE resources classification system. The system defines the major recoverable resources classes: Production, Reserves, Contingent Resources, and Prospective Resources, as well as Unrecoverable petroleum.
The “Range of Uncertainty” reflects a range of estimated quantities potentially recoverable from an accumulation by a project, while the vertical axis represents the “Chance of Commerciality, that is, the chance that the project that will be developed and reach commercial producing status.
The following pages contain the definitions in Tables 1, 2, and 3 that display the major classes and sub-classes of petroleum reserves and resources as defined by the SPE:
Table 1: Recoverable Resources Classes and Sub-Classes
Class/Sub-Class	Definition	Guidelines
Reserves	Reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.	Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status. To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within
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Class/Sub-Class	Definition	Guidelines
a reasonable time frame. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.
On Production	The development project is currently producing and selling petroleum to market.	The key criterion is that the project is receiving income from sales, rather than the approved development project necessarily being complete. This is the point at which the project “chance of commerciality” can be said to be 100%. The project “decision gate” is the decision to initiate commercial production from the project.
Approved for Development	All necessary approvals have been obtained, capital funds have been committed, and implementation of the development project is under way.	At this point, it must be certain that the development project is going ahead. The project must not be subject to any contingencies such as outstanding regulatory approvals or sales contracts. Forecast capital expenditures should be included in the reporting entities current or following year’s approved budget. The project “decision gate” is the decision to start investing capital in the construction of production facilities and/or drilling development wells.
Justified for Development	Implementation of the development project is justified on the basis of reasonable forecast commercial conditions at the time of reporting, and there are reasonable expectations that all necessary approvals/contracts will be obtained.	In order to move to this level of project maturity, and hence have reserves associated with it, the development project must be commercially viable at the time of reporting, based on the reporting entity’s assumptions of future prices, costs, etc. (“forecast case”) and the specific circumstances of the project. Evidence of a firm intention to proceed with development within a reasonable time frame will be sufficient to demonstrate commerciality. There should be a development plan in sufficient detail to support the assessment of commerciality and a reasonable expectation that any regulatory approvals or sales contracts required prior to project implementation will be forthcoming. Other than such approvals/
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Class/Sub-Class	Definition	Guidelines
contracts, there should be no known contingencies that could preclude the development from proceeding within a reasonable timeframe (see Reserves class). The project “decision gate” is the decision by the reporting entity and its partners, if any, that the project has reached a level of technical and commercial maturity sufficient to justify proceeding with development at that point in time.
Contingent Resources	Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies.	Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.
Development Pending	A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.	The project is seen to have reasonable potential for eventual commercial development, to the extent that further data acquisition (e.g. drilling, seismic data) and/or evaluations are currently ongoing with a view to confirming that the project is commercially viable and providing the basis for selection of an appropriate development plan. The critical contingencies have been identified and are reasonably expected to be resolved within a reasonable time frame. Note that disappointing appraisal/evaluation results could lead to a re-classification of the project to “On Hold” or “Not Viable” status. The project “decision gate” is the decision to undertake further data acquisition and/or studies designed to move the project to a level of technical and commercial maturity at which a decision can be made to proceed with development and production.
Development Unclarified or on Hold	A discovered accumulation where project activities are on hold and/or where justification as a commercial development may be subject to significant delay.	The project is seen to have potential for eventual commercial development, but further appraisal/evaluation activities are on hold pending the removal of significant contingencies external to the project, or substantial further appraisal/evaluation activities are required to clarify the potential for eventual commercial development. Development may be subject to a significant time delay. Note that a change in circumstances, such that there is no longer a reasonable expectation that a critical contingency can be removed in the foreseeable future, for example, could lead to a reclassification of the project to “Not Viable” status. The project “decision gate” is the decision to either proceed with additional evaluation designed to clarify the potential for eventual
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Class/Sub-Class	Definition	Guidelines
commercial development or to temporarily suspend or delay further activities pending resolution of external contingencies.
Development Not Viable	A discovered accumulation for which there are no current plans to develop or to acquire additional data at the time due to limited production potential.	The project is not seen to have potential for eventual commercial development at the time of reporting, but the theoretically recoverable quantities are recorded so that the potential opportunity will be recognized in the event of a major change in technology or commercial conditions. The project “decision gate” is the decision not to undertake any further data acquisition or studies on the project for the foreseeable future.
Prospective Resources	Those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations.	Potential accumulations are evaluated according to their chance of discovery and, assuming a discovery, the estimated quantities that would be recoverable under defined development projects. It is recognized that the development programs will be of significantly less detail and depend more heavily on analog developments in the earlier phases of exploration.
Prospect	A project associated with a potential accumulation that is sufficiently well defined to represent a viable drilling target.	Project activities are focused on assessing the chance of discovery and, assuming discovery, the range of potential recoverable quantities under a commercial development program.
Lead	A project associated with a potential accumulation that is currently poorly defined and requires more data acquisition and/or evaluation in order to be classified as a prospect.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to confirm whether or not the lead can be matured into a prospect. Such evaluation includes the assessment of the chance of discovery and, assuming discovery, the range of potential recovery under feasible development scenarios.
Play	A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to define specific leads or prospects for more detailed analysis of their chance of discovery and, assuming discovery, the range of potential recovery under hypothetical development scenarios.
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Table 2: Reserves Status Definitions and Guidelines
Status	Definition	Guidelines
Developed Reserves	Developed Reserves are expected quantities to be recovered from existing wells and facilities.	Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed Reserves may be further sub-classified as Producing or Non-Producing.
Developed Producing Reserves	Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.	Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing Reserves	Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.	Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
Undeveloped Reserves	Undeveloped Reserves are quantities expected to be recovered through future investments:	(1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.
Table 3: Reserves Category Definitions and Guidelines
Category	Definition	Guidelines
Proved Reserves	Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and under defined economic	If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent undrilled portions of the reservoir that can
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Category	Definition	Guidelines
conditions, operating methods, and government regulations.
reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves (see “2001 Supplemental Guidelines,” Chapter 8). Reserves in undeveloped locations may be classified as Proved provided that:
•
The locations are in undrilled areas of the reservoir that can be judged with reasonable certainty to be commercially productive.

•
Interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled Proved locations. For Proved Reserves, the recovery efficiency applied to these reservoirs should be defined based on a range of possibilities supported by analogs and sound engineering judgment considering the characteristics of the Proved area and the applied development program.

Probable Reserves	Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.	It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.
Possible Reserves	Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.	The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where geoscience and engineering data are unable to clearly
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Category	Definition	Guidelines
define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with project recovery efficiencies beyond that assumed for Probable.
Probable and Possible Reserves	(See above for separate criteria for Probable Reserves and Possible Reserves.)	The 2P and 3P estimates may be based on reasonable alternative technical and commercial interpretations within the reservoir and/or subject project that are clearly documented, including comparisons to results in successful similar projects. In conventional accumulations, Probable and/or Possible Reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from Proved areas by minor faulting or other geological discontinuities and have not been penetrated by a wellbore but are interpreted to be in communication with the known (Proved) reservoir. Probable or Possible Reserves may be assigned to areas that are structurally higher than the Proved area. Possible (and in some cases, Probable) Reserves may be assigned to areas that are structurally lower than the adjacent Proved or 2P area. Caution should be exercised in assigning Reserves to adjacent reservoirs isolated by major, potentially sealing, faults until this reservoir is penetrated and evaluated as commercially productive. Justification for assigning Reserves in such cases should be clearly documented. Reserves should not be assigned to areas that are clearly separated from a known accumulation by non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results); such areas may contain Prospective Resources. In conventional accumulations, where drilling has defined a highest known oil (HKO) elevation and there exists the potential for an associated gas cap, Proved oil Reserves should only be assigned in the structurally higher portions of the reservoir if there is reasonable certainty that such portions are initially above bubble point pressure based on documented engineering analyses. Reservoir portions that do not meet this certainty may be assigned as Probable and Possible oil and/or gas based on reservoir fluid properties and pressure gradient interpretations.
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January 8, 2021
Mr. Eric Marsh
Chief Executive Officer
Harvest Royalties Holdings LP
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Re: Harvest Royalties Holdings LP
Haynesville and Mid-Bossier Shale Properties
Estimate of Reserves and Revenues
SEC Pricing
“As of” January 1, 2021
Dear Mr. Marsh:
At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain royalty interests owned by Harvest Royalties Holdings LP (“Harvest”). This report was prepared in accordance with guidelines specified in item 1202(a)(8) of Regulation S-K and may be used for inclusion in certain SEC filings by Harvest. These properties include proved producing, proved non-producing, proved undeveloped, and probable and possible undeveloped locations located in Red River and DeSoto Parishes, Louisiana. Our third party evaluation was completed on January 8, 2021. Our conclusions, as of January 1, 2021, are as follows:
	Net to Harvest Royalties Holdings LP
	Proved		Total	Probable	Possible
SEC Price Case	Producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	452.3	1,138.0	1,590.3	2,843.0	269.8
Revenues
Gas, $(100) %	785,595	1,976,760	2,762,355	4,938,318	468,626
Total, $	785,595	1,976,760	2,762,355	4,938,318	468,626
Expenditures
Ad Valorem Taxes, $	—	—	—	—	—
Severance Taxes, $	19,519	23,018	42,537	54,174	4,827
Fixed Operating Expense, $	—	—	—	—	—
Variable Operating Expense, $	—	—	—	—	—
Marketing and Fuel, $	—	—	—	—	—
Total, $	19,519	23,018	42,537	54,174	4,827
Investments, $	—	—	—	—	—
Plugging & Abandonment, $	—	—	—	—	—
Total, $	0	0	0	0	0
.Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	766,076	1,953,742	2,719,818	4,884,144	463,799
FNR Disc. @ 10.0%, $	640,326	1,487,248	2,127,574	1,527,974	193,777
Allocation Percentage by Classification
FNR Disc. @ 10.0%	30.1%	69.9%	100.0%	100.0%	100.0%

*
Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report — W.D. Von Gonten & Co. was engaged by Harvest to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Harvest as of January 1, 2021. All of Harvest’s probable and possible reserves are undeveloped. Once the reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2021.
Scope of Work — W.D. Von Gonten & Co. was engaged by Harvest to estimate remaining reserves and associated revenues with the proved developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% royalty interest of the total net proved gas reserves owned by Harvest as of January 1, 2021. Once reserves were estimated, future revenues were determined in accordance with SEC pricing effective January 1, 2021.
Reporting Requirements — Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices. Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.
Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.
Projections — The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2021 through December 31, 2021.
Property Discussion
Harvest currently owns an approximate 1.0% royalty interest in 13 Proved Developed Producing (“PDP”) wells and an approximate 0.7% royalty interest in 3 Proved Undeveloped (“PUD”) wells that Vine Oil & Gas LP. operates. Harvest also owns an approximate 2.5% royalty interest in 2 PUD wells operated by GeoSouthern and an approximate 0.2% royalty interest in 9 PUD wells operated by Brix Oil & Gas LP. All wells are located in Red River and De Soto Parishes, Louisiana. All existing PDP production and future developmental drilling will originate from the Haynesville and Mid-Bossier shale formations.
Reserve Estimates
Proved Producing Reserves — Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.
Proved Undeveloped Reserves — The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.
Based on SEC reserves reporting requirements, only those undeveloped volumes scheduled to be drilled within five years of their initial recognition have been included within the Proved Undeveloped category of reserves. That volume, as reflected in the results table of page 1 of this report, is approximately 1,138 MMcf of natural gas.
Probable and Possible Reserves — Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices. In addition, W.D. Von
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Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.
Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.
Product Prices
The estimated revenues shown herein were based on SEC pricing guidelines effective January 1, 2021. SEC pricing is determined by averaging the first day of each month’s closing price for the previous 12 months using published benchmark oil and gas prices. This method renders a Henry Hub gas price of $1.985/MMBtu. This price was held constant throughout the life of the properties as per SEC guidelines. A pricing differential was applied to all properties on an individual property basis in order to reflect prices actually received at the point of sale. The differential from SEC pricing reflects the loss in heating (energy) value measured in BTU’s from the Haynesville and Mid-Bossier shales. Harvest provided W.D. Von Gonten & Co. an average gross heating value of 965 Btu/Scf for both shales, therefore, W.D. Von Gonten & Co. used SEC pricing less 3.5% for estimates of future reserves and projected net revenues for all developed and undeveloped Haynesville and Mid-Bossier wells in this report. The average realized price after adjustments for location and quality differentials and BTU content for the reserves included in the report as part of the primary economic assumptions to comply with Item 1202(a)(8)(v) is $1.737/Mcf.
Other Considerations
Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.
Data Sources — Data furnished by Harvest included basic well information including daily/monthly gas and water production, flowing pressure data, future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Harvest. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.
Context — We specifically advise that any reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2021 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally
Harvest Royalties Holdings LP – 01.01.21 3P Reserves Report, SEC Pricing, January 8, 2021 – Page 3

by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.
Thank you for the opportunity to assist Harvest with this report.
Respectfully submitted, William D. Von Gonten, Jr., P.E. TX # 73244 John M. Parker
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PETROLEUM RESERVES AND RESOURCES CLASSIFICATION AND DEFINITIONS
This document contains information excerpted from definitions and guidelines prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers (SPE) and reviewed and jointly sponsored by the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE).
Preamble
Petroleum resources are the estimated quantities of hydrocarbons naturally occurring on or within the Earth’s crust. Resource assessments estimate total quantities in known and yet-to-be discovered accumulations; resources evaluations are focused on those quantities that can potentially be recovered and marketed by commercial projects. A petroleum resources management system provides a consistent approach to estimating petroleum quantities, evaluating development projects, and presenting results within a comprehensive classification framework.
These definitions and guidelines are designed to provide a common reference for the international petroleum industry, including national reporting and regulatory disclosure agencies, and to support petroleum project and portfolio management requirements. They are intended to improve clarity in global communications regarding petroleum resources. It is expected that this document will be supplemented with industry education programs and application guides addressing their implementation in a wide spectrum of technical and/or commercial settings.
It is understood that these definitions and guidelines allow flexibility for users and agencies to tailor application for their particular needs; however, any modifications to the guidance contained herein should be clearly identified. The definitions and guidelines contained in this document must not be construed as modifying the interpretation or application of any existing regulatory reporting requirements.
1.0 Basic Principles and Definitions
The estimation of petroleum resource quantities involves the interpretation of volumes and values that have an inherent degree of uncertainty. These quantities are associated with development projects at various stages of design and implementation. Use of a consistent classification system enhances comparisons between projects, groups of projects, and total company portfolios according to forecast production profiles and recoveries. Such a system must consider both technical and commercial factors that impact the project’s economic feasibility, its productive life, and its related cash flows.
1.1 Petroleum Resources Classification Framework
Petroleum is defined as a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain non-hydrocarbons, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide and sulfur. In rare cases, non-hydrocarbon content could be greater than 50%.
The term “resources” as used herein is intended to encompass all quantities of petroleum naturally occurring on or within the Earth’s crust, discovered and undiscovered (recoverable and unrecoverable), plus those quantities already produced. Further, it includes all types of petroleum whether currently considered “conventional” or “unconventional.”
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Figure 1-1 is a graphical representation of the SPE/WPC/AAPG/SPEE resources classification system. The system defines the major recoverable resources classes: Production, Reserves, Contingent Resources, and Prospective Resources, as well as Unrecoverable petroleum.
The “Range of Uncertainty” reflects a range of estimated quantities potentially recoverable from an accumulation by a project, while the vertical axis represents the “Chance of Commerciality, that is, the chance that the project that will be developed and reach commercial producing status.
The following pages contain the definitions in Tables 1, 2, and 3 that display the major classes and sub-classes of petroleum reserves and resources as defined by the SPE:
Table 1: Recoverable Resources Classes and Sub-Classes
Class/Sub-Class	Definition	Guidelines
Reserves	Reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.	Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status. To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within
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Class/Sub-Class	Definition	Guidelines
a reasonable time frame. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.
On Production	The development project is currently producing and selling petroleum to market.	The key criterion is that the project is receiving income from sales, rather than the approved development project necessarily being complete. This is the point at which the project “chance of commerciality” can be said to be 100%. The project “decision gate” is the decision to initiate commercial production from the project.
Approved for Development	All necessary approvals have been obtained, capital funds have been committed, and implementation of the development project is under way.	At this point, it must be certain that the development project is going ahead. The project must not be subject to any contingencies such as outstanding regulatory approvals or sales contracts. Forecast capital expenditures should be included in the reporting entities current or following year’s approved budget. The project “decision gate” is the decision to start investing capital in the construction of production facilities and/or drilling development wells.
Justified for Development	Implementation of the development project is justified on the basis of reasonable forecast commercial conditions at the time of reporting, and there are reasonable expectations that all necessary approvals/contracts will be obtained.	In order to move to this level of project maturity, and hence have reserves associated with it, the development project must be commercially viable at the time of reporting, based on the reporting entity’s assumptions of future prices, costs, etc. (“forecast case”) and the specific circumstances of the project. Evidence of a firm intention to proceed with development within a reasonable time frame will be sufficient to demonstrate commerciality. There should be a development plan in sufficient detail to support the assessment of commerciality and a reasonable expectation that any regulatory approvals or sales contracts required prior to project implementation will be forthcoming. Other than such approvals/
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Class/Sub-Class	Definition	Guidelines
contracts, there should be no known contingencies that could preclude the development from proceeding within a reasonable timeframe (see Reserves class). The project “decision gate” is the decision by the reporting entity and its partners, if any, that the project has reached a level of technical and commercial maturity sufficient to justify proceeding with development at that point in time.
Contingent Resources	Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies.	Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.
Development Pending	A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.	The project is seen to have reasonable potential for eventual commercial development, to the extent that further data acquisition (e.g. drilling, seismic data) and/or evaluations are currently ongoing with a view to confirming that the project is commercially viable and providing the basis for selection of an appropriate development plan. The critical contingencies have been identified and are reasonably expected to be resolved within a reasonable time frame. Note that disappointing appraisal/evaluation results could lead to a re-classification of the project to “On Hold” or “Not Viable” status. The project “decision gate” is the decision to undertake further data acquisition and/or studies designed to move the project to a level of technical and commercial maturity at which a decision can be made to proceed with development and production.
Development Unclarified or on Hold	A discovered accumulation where project activities are on hold and/or where justification as a commercial development may be subject to significant delay.	The project is seen to have potential for eventual commercial development, but further appraisal/evaluation activities are on hold pending the removal of significant contingencies external to the project, or substantial further appraisal/evaluation activities are required to clarify the potential for eventual commercial development. Development may be subject to a significant time delay. Note that a change in circumstances, such that there is no longer a reasonable expectation that a critical contingency can be removed in the foreseeable future, for example, could lead to a reclassification of the project to “Not Viable” status. The project “decision gate” is the decision to either proceed with additional evaluation designed to clarify the potential for eventual
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Class/Sub-Class	Definition	Guidelines
commercial development or to temporarily suspend or delay further activities pending resolution of external contingencies.
Development Not Viable	A discovered accumulation for which there are no current plans to develop or to acquire additional data at the time due to limited production potential.	The project is not seen to have potential for eventual commercial development at the time of reporting, but the theoretically recoverable quantities are recorded so that the potential opportunity will be recognized in the event of a major change in technology or commercial conditions. The project “decision gate” is the decision not to undertake any further data acquisition or studies on the project for the foreseeable future.
Prospective Resources	Those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations.	Potential accumulations are evaluated according to their chance of discovery and, assuming a discovery, the estimated quantities that would be recoverable under defined development projects. It is recognized that the development programs will be of significantly less detail and depend more heavily on analog developments in the earlier phases of exploration.
Prospect	A project associated with a potential accumulation that is sufficiently well defined to represent a viable drilling target.	Project activities are focused on assessing the chance of discovery and, assuming discovery, the range of potential recoverable quantities under a commercial development program.
Lead	A project associated with a potential accumulation that is currently poorly defined and requires more data acquisition and/or evaluation in order to be classified as a prospect.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to confirm whether or not the lead can be matured into a prospect. Such evaluation includes the assessment of the chance of discovery and, assuming discovery, the range of potential recovery under feasible development scenarios.
Play	A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to define specific leads or prospects for more detailed analysis of their chance of discovery and, assuming discovery, the range of potential recovery under hypothetical development scenarios.
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Table 2: Reserves Status Definitions and Guidelines
Status	Definition	Guidelines
Developed Reserves	Developed Reserves are expected quantities to be recovered from existing wells and facilities.	Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed Reserves may be further sub-classified as Producing or Non-Producing.
Developed Producing Reserves	Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.	Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing Reserves	Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.	Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
Undeveloped Reserves	Undeveloped Reserves are quantities expected to be recovered through future investments:	(1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.
Table 3: Reserves Category Definitions and Guidelines
Category	Definition	Guidelines
Proved Reserves	Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and	If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent
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Category	Definition	Guidelines
under defined economic conditions, operating methods, and government regulations.
undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves (see “2001 Supplemental Guidelines,” Chapter 8). Reserves in undeveloped locations may be classified as Proved provided that:
•
The locations are in undrilled areas of the reservoir that can be judged with reasonable certainty to be commercially productive.

•
Interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled Proved locations. For Proved Reserves, the recovery efficiency applied to these reservoirs should be defined based on a range of possibilities supported by analogs and sound engineering judgment considering the characteristics of the Proved area and the applied development program.

Probable Reserves	Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.	It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.
Possible Reserves	Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.	The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where
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Category	Definition	Guidelines
geoscience and engineering data are unable to clearly define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with project recovery efficiencies beyond that assumed for Probable.
Probable and Possible Reserves	(See above for separate criteria for Probable Reserves and Possible Reserves.)	The 2P and 3P estimates may be based on reasonable alternative technical and commercial interpretations within the reservoir and/or subject project that are clearly documented, including comparisons to results in successful similar projects. In conventional accumulations, Probable and/or Possible Reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from Proved areas by minor faulting or other geological discontinuities and have not been penetrated by a wellbore but are interpreted to be in communication with the known (Proved) reservoir. Probable or Possible Reserves may be assigned to areas that are structurally higher than the Proved area. Possible (and in some cases, Probable) Reserves may be assigned to areas that are structurally lower than the adjacent Proved or 2P area. Caution should be exercised in assigning Reserves to adjacent reservoirs isolated by major, potentially sealing, faults until this reservoir is penetrated and evaluated as commercially productive. Justification for assigning Reserves in such cases should be clearly documented. Reserves should not be assigned to areas that are clearly separated from a known accumulation by non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results); such areas may contain Prospective Resources. In conventional accumulations, where drilling has defined a highest known oil (HKO) elevation and there exists the potential for an associated gas cap, Proved oil Reserves should only be assigned in the structurally higher portions of the reservoir if there is reasonable certainty that such portions are initially above bubble point pressure based on documented engineering analyses. Reservoir portions that do not meet this certainty may be assigned as Probable and Possible oil and/or gas based on reservoir fluid properties and pressure gradient interpretations.
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January 8, 2021
Mr. Eric Marsh
Chief Executive Officer
Harvest Royalties Holdings LP
5800 Granite Parkway, Suite 550
Plano, Texas 75024
Re: Harvest Royalties Holdings LP
Haynesville and Mid-Bossier Shale Properties
Estimate of Reserves and Revenues
Strip Pricing Case
“As of” January 1, 2021
Dear Mr. Marsh:
At your request, W.D. Von Gonten & Co. has prepared estimates of future reserves and projected net revenues for certain royalty interests owned by Harvest Royalties Holdings LP (“Harvest”). This report was prepared for inclusion in certain filings made by the SEC as a reserves sensitivity analysis in accordance with the definitions and regulations of the SEC other than the use of optional price and cost parameters as specified in the report pursuant to Item 1202(b) of Regulation S-K. The report may be used for inclusion in certain SEC filings by Harvest. These properties include proved producing and undeveloped locations located in Red River and DeSoto Parishes, Louisiana. Our third party evaluation was completed on January 8, 2021. Our conclusions, as of January 1, 2021, are as follows:
	Net to Harvest Royalties Holdings LP
	Proved		Total	Probable	Possible
Strip Price Case	Producing	Undeveloped	Proved	Undeveloped	Undeveloped
Reserve Estimates
Gas, MMcf	489.5	1,177.9	1,667.4	2,939.6	280.7
Revenues
Gas, $(100) %	1,149,074	2,752,866	3,901,940	7,281,721	695,434
Total, $	1,149,074	2,752,866	3,901,940	7,281,721	695,434
Expenditures
Ad Valorem Taxes, $	—	—	—	—	—
Severance Taxes, $	25,455	32,133	57,588	78,449	7,270
Fixed Operating Expense, $	—	—	—	—	—
Variable Operating Expense, $	—	—	—	—	—
Marketing and Fuel, $	—	—	—	—	—
Total, $	25,455	32,133	57,588	78,449	7,270
Investments, $	—	—	—	—	—
Plugging & Abandonment, $	—	—	—	—	—
Total, $	0	0	0	0	0
Estimated Future Net Revenues (FNR)
Undiscounted FNR, $	1,123,620	2,720,734	3,844,354	7,203,272	688,163
FNR Disc. @ 10.0%, $	889,303	2,012,866	2,902,169	2,206,940	281,628
Allocation Percentage by Classification
FNR Disc. @ 10.0%	30.6%	69.4%	100.0%	100.0%	100.0%

*
Due to computer rounding, numbers in the above table may not sum exactly.

Purpose of Report — The purpose of this report is to provide Harvest with an estimate of future reserves and net revenues attributable to royalty interests owned by Harvest in the Haynesville and Mid-Bossier shale formations effective as of January 1, 2021.
Scope of Work — W.D. Von Gonten & Co. was engaged by Harvest to develop the appropriate reserve projections and estimate the remaining reserves associated with the developed and undeveloped properties included in this report. The properties evaluated by W.D. Von Gonten & Co. represent 100% of the total net proved and undeveloped gas reserves, 100% of the probable reserves, and 100% of the possible reserves owned by Harvest as of January 1, 2021. All of Harvest’s probable and possible reserves are undeveloped. Once reserves were estimated, future revenues were determined in accordance with Harvest provided Henry Hub strip pricing effective December 31, 2020.
Reporting Requirements
Securities and Exchange Commission (SEC) Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Accounting Standards Codification Topic 932 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on un-escalated prices and costs, however, this report is not prepared with SEC pricing but instead prepared with strip pricing as indicated under “Product Prices” below.
The information presented herein represents optional disclosure pursuant to Item 1202(b) of Regulation S-K.
Estimates of proved, probable and possible reserves presented in the report were prepared in conformance with the Securities and Exchange Commission (SEC) definitions and requirements as set-forth in Rule 4-10(a) of Regulation S-X as required by Item 1202(a)(8)(iv) of Regulation S-K.
Projections — The attached reserves and revenue projections are on a calendar year basis with the first time period being January 1, 2021 through December 31, 2021.
Property Discussion
Harvest currently owns an approximate 1.0% royalty interest in 13 Proved Developed Producing (“PDP”) wells and an approximate 0.7% royalty interest in 3 Proved Undeveloped (“PUD”) wells that Vine Oil & Gas LP operates. Harvest also owns an approximate 2.5% royalty interest in 2 PUD wells operated by GeoSouthern and an approximate 0.2% royalty interest in 9 PUD wells operated by Brix Oil & Gas LP. All wells are located in Red River and De Soto Parishes, Louisiana. All existing PDP production and future developmental drilling will originate from the Haynesville and Mid-Bossier shale formations.
Reserve Estimates
Proved Producing Reserves — Reserve estimates for the PDP properties were based on volumetric calculations, log analysis, decline curve analysis, rate transient analysis, and/or analogy to nearby production, including from other operators.
Proved Undeveloped Reserves — The undeveloped reserves were necessarily estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices. In addition, W.D. Von Gonten & Co. has performed a field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the producing and undeveloped reserves included herein.
Probable and Possible Reserves — Estimates of probable and possible reserves are inherently imprecise and are more uncertain than proved reserves but have not been adjusted for risk due to that uncertainty. Probable and possible reserves are based on geoscience and/or engineering data similar to that used in estimates of proved reserves but technical or other uncertainties preclude such reserves being classified as proved. Like the proved producing and proved undeveloped reserves, probable and possible reserves were also estimated using volumetric calculations, log analysis, core analysis, geophysical interpretation and/or analogy to nearby recently drilled wells with comparative completion practices. In addition, W.D. Von
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Gonten & Co. referenced the field study of the Haynesville and Mid-Bossier shale plays independent of this report. Our conclusion from that field study has fortified our confidence in the probable and possible reserves included herein.
Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, well costs, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom, and the actual cost incurred could be more or less than the estimated amounts. We consider the assumptions, data, methods, and procedures used in this report appropriate hereof, and we have used all such methods and procedures that we consider necessary and appropriate to prepare the estimates of reserves and future net revenues.
Product Prices
At the request of Harvest, all revenue estimates represented herein are based on a Harvest provided Henry Hub strip pricing beginning January of 2021. The following table summarizes the prices utilized in the generation of this report:
Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu	Month/Yr.	$/MmBtu
1/2021	2.467	2/2022	2.939	3/2023	2.599	4/2024	2.306	5/2025	2.331
2/2021	2.539	3/2022	2.792	4/2023	2.299	5/2024	2.281	6/2025	2.365
3/2021	2.526	4/2022	2.429	5/2023	2.265	6/2024	2.318	7/2025	2.403
4/2021	2.538	5/2022	2.384	6/2023	2.299	7/2024	2.362	8/2025	2.408
5/2021	2.555	6/2022	2.412	7/2023	2.338	8/2024	2.370	9/2025	2.400
6/2021	2.611	7/2022	2.447	8/2023	2.346	9/2024	2.368	10/2025	2.427
7/2021	2.685	8/2022	2.455	9/2023	2.334	10/2024	2.401	11/2025	2.527
8/2021	2.715	9/2022	2.435	10/2023	2.365	11/2024	2.519	12/2025	2.752
9/2021	2.712	10/2022	2.458	11/2023	2.458	12/2024	2.749	Thereafter	2.752
10/2021	2.741	11/2022	2.540	12/2023	2.674	1/2025	2.852
11/2021	2.796	12/2022	2.696	1/2024	2.779	2/2025	2.802
12/2021	2.913	1/2023	2.789	2/2024	2.736	3/2025	2.662
1/2022	3.006	2/2023	2.740	3/2024	2.596	4/2025	2.357
Average product prices were determined for the initial $ per MMBtu before adjustments for price differentials weighted by production over the remaining lives of the properties for each reserves category included in the report, e.g. total proved, total probable and total possible. In addition, average realized product prices were determined in $ per Mcf after adjustments for price differentials weighted by production over the remaining lives of the properties for each reserves category included in the report to comply with item 1202(a)(8)(v) of Regulation S-K.
Therefore, the proved reserves category has an average weighted price of $2.61/MMBtu before adjustments and $2.34/Mcf after adjustments. The probable and possible reserves category has an average weighted price of $2.75/MMBtu before adjustments and $2.48/Mcf after adjustments.
Other Considerations
Additional Costs — Costs were not deducted for general and administrative expenses, depletion, depreciation and/or amortization (a non-cash item) or federal income tax.
Data Sources — Data furnished by Harvest included basic well information including daily/monthly gas and water production, flowing pressure data, future development schedules with lateral well locations, lease acreage maps illustrating Haynesville and Mid-Bossier opportunities, and development locations for Haynesville and Mid-Bossier wells identified by Harvest. Public data sources such as IHS Energy and the U.S. Geological Survey (USGS) were used to gather any additional necessary data.
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Context — We specifically advise that any reserve estimate for a specific property not be used out of context from the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis. The estimation of fair market value for oil and gas properties requires additional analysis other than evaluating undiscounted and discounted future net revenues.
While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the January 1, 2021 estimated oil and gas volumes. The reserves in this report can be produced under current regulatory guidelines. Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.
We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses and are not related to the reserve and revenue estimates produced in this report. The responsible technical personnel referenced below have obtained the qualifications and meet the requirements of objectivity for Qualified Reserves Evaluator employed internally by W.D. Von Gonten & Co. as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information (2019 ed.) promulgated by the SPE.
Thank you for the opportunity to assist Harvest with this report.
Respectfully submitted, William D. Von Gonten, Jr., P.E. TX # 73244 John M. Parker
Harvest Royalties Holdings LP – 01.01.21 3P Reserves Report, SEC Pricing, January 8, 2021 – Page 4

PETROLEUM RESERVES AND RESOURCES CLASSIFICATION AND DEFINITIONS
This document contains information excerpted from definitions and guidelines prepared by the Oil and Gas Reserves Committee of the Society of Petroleum Engineers (SPE) and reviewed and jointly sponsored by the World Petroleum Council (WPC), the American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE).
Preamble
Petroleum resources are the estimated quantities of hydrocarbons naturally occurring on or within the Earth’s crust. Resource assessments estimate total quantities in known and yet-to-be discovered accumulations; resources evaluations are focused on those quantities that can potentially be recovered and marketed by commercial projects. A petroleum resources management system provides a consistent approach to estimating petroleum quantities, evaluating development projects, and presenting results within a comprehensive classification framework.
These definitions and guidelines are designed to provide a common reference for the international petroleum industry, including national reporting and regulatory disclosure agencies, and to support petroleum project and portfolio management requirements. They are intended to improve clarity in global communications regarding petroleum resources. It is expected that this document will be supplemented with industry education programs and application guides addressing their implementation in a wide spectrum of technical and/or commercial settings.
It is understood that these definitions and guidelines allow flexibility for users and agencies to tailor application for their particular needs; however, any modifications to the guidance contained herein should be clearly identified. The definitions and guidelines contained in this document must not be construed as modifying the interpretation or application of any existing regulatory reporting requirements.
1.0 Basic Principles and Definitions
The estimation of petroleum resource quantities involves the interpretation of volumes and values that have an inherent degree of uncertainty. These quantities are associated with development projects at various stages of design and implementation. Use of a consistent classification system enhances comparisons between projects, groups of projects, and total company portfolios according to forecast production profiles and recoveries. Such a system must consider both technical and commercial factors that impact the project’s economic feasibility, its productive life, and its related cash flows.
1.1 Petroleum Resources Classification Framework
Petroleum is defined as a naturally occurring mixture consisting of hydrocarbons in the gaseous, liquid, or solid phase. Petroleum may also contain non-hydrocarbons, common examples of which are carbon dioxide, nitrogen, hydrogen sulfide and sulfur. In rare cases, non-hydrocarbon content could be greater than 50%.
The term “resources” as used herein is intended to encompass all quantities of petroleum naturally occurring on or within the Earth’s crust, discovered and undiscovered (recoverable and unrecoverable), plus those quantities already produced. Further, it includes all types of petroleum whether currently considered “conventional” or “unconventional.”
Harvest Royalties Holdings LP – 01.01.21 3P Reserves Report, SEC Pricing, January 8, 2021 – Page 5

Figure 1-1 is a graphical representation of the SPE/WPC/AAPG/SPEE resources classification system. The system defines the major recoverable resources classes: Production, Reserves, Contingent Resources, and Prospective Resources, as well as Unrecoverable petroleum.
The “Range of Uncertainty” reflects a range of estimated quantities potentially recoverable from an accumulation by a project, while the vertical axis represents the “Chance of Commerciality, that is, the chance that the project that will be developed and reach commercial producing status.
The following pages contain the definitions in Tables 1, 2, and 3 that display the major classes and sub-classes of petroleum reserves and resources as defined by the SPE:
Table 1: Recoverable Resources Classes and Sub-Classes
Class/Sub-Class	Definition	Guidelines
Reserves	Reserves are those quantities of petroleum anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions.	Reserves must satisfy four criteria: they must be discovered, recoverable, commercial, and remaining based on the development project(s) applied. Reserves are further subdivided in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their development and production status. To be included in the Reserves class, a project must be sufficiently defined to establish its commercial viability. There must be a reasonable expectation that all required internal and external approvals will be forthcoming, and there is evidence of firm intention to proceed with development within
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Class/Sub-Class	Definition	Guidelines
a reasonable time frame. A reasonable time frame for the initiation of development depends on the specific circumstances and varies according to the scope of the project. While 5 years is recommended as a benchmark, a longer time frame could be applied where, for example, development of economic projects are deferred at the option of the producer for, among other things, market-related reasons, or to meet contractual or strategic objectives. In all cases, the justification for classification as Reserves should be clearly documented. To be included in the Reserves class, there must be a high confidence in the commercial producibility of the reservoir as supported by actual production or formation tests. In certain cases, Reserves may be assigned on the basis of well logs and/or core analysis that indicate that the subject reservoir is hydrocarbon-bearing and is analogous to reservoirs in the same area that are producing or have demonstrated the ability to produce on formation tests.
On Production	The development project is currently producing and selling petroleum to market.	The key criterion is that the project is receiving income from sales, rather than the approved development project necessarily being complete. This is the point at which the project “chance of commerciality” can be said to be 100%. The project “decision gate” is the decision to initiate commercial production from the project.
Approved for Development	All necessary approvals have been obtained, capital funds have been committed, and implementation of the development project is under way.	At this point, it must be certain that the development project is going ahead. The project must not be subject to any contingencies such as outstanding regulatory approvals or sales contracts. Forecast capital expenditures should be included in the reporting entities current or following year’s approved budget. The project “decision gate” is the decision to start investing capital in the construction of production facilities and/or drilling development wells.
Justified for Development	Implementation of the development project is justified on the basis of reasonable forecast commercial conditions at the time of reporting, and there are reasonable expectations that all necessary approvals/contracts will be obtained.	In order to move to this level of project maturity, and hence have reserves associated with it, the development project must be commercially viable at the time of reporting, based on the reporting entity’s assumptions of future prices, costs, etc. (“forecast case”) and the specific circumstances of the project. Evidence of a firm intention to proceed with development within a reasonable time frame will be sufficient to demonstrate commerciality. There should be a development plan in sufficient detail to support the assessment of commerciality and a reasonable expectation that any regulatory approvals or sales contracts required prior to project implementation will be forthcoming. Other than such approvals/
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Class/Sub-Class	Definition	Guidelines
contracts, there should be no known contingencies that could preclude the development from proceeding within a reasonable timeframe (see Reserves class). The project “decision gate” is the decision by the reporting entity and its partners, if any, that the project has reached a level of technical and commercial maturity sufficient to justify proceeding with development at that point in time.
Contingent Resources	Those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations by application of development projects, but which are not currently considered to be commercially recoverable due to one or more contingencies.	Contingent Resources may include, for example, projects for which there are currently no viable markets, or where commercial recovery is dependent on technology under development, or where evaluation of the accumulation is insufficient to clearly assess commerciality. Contingent Resources are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by their economic status.
Development Pending	A discovered accumulation where project activities are ongoing to justify commercial development in the foreseeable future.	The project is seen to have reasonable potential for eventual commercial development, to the extent that further data acquisition (e.g. drilling, seismic data) and/or evaluations are currently ongoing with a view to confirming that the project is commercially viable and providing the basis for selection of an appropriate development plan. The critical contingencies have been identified and are reasonably expected to be resolved within a reasonable time frame. Note that disappointing appraisal/evaluation results could lead to a re-classification of the project to “On Hold” or “Not Viable” status. The project “decision gate” is the decision to undertake further data acquisition and/or studies designed to move the project to a level of technical and commercial maturity at which a decision can be made to proceed with development and production.
Development Unclarified or on Hold	A discovered accumulation where project activities are on hold and/or where justification as a commercial development may be subject to significant delay.	The project is seen to have potential for eventual commercial development, but further appraisal/evaluation activities are on hold pending the removal of significant contingencies external to the project, or substantial further appraisal/evaluation activities are required to clarify the potential for eventual commercial development. Development may be subject to a significant time delay. Note that a change in circumstances, such that there is no longer a reasonable expectation that a critical contingency can be removed in the foreseeable future, for example, could lead to a reclassification of the project to “Not Viable” status. The project “decision gate” is the decision to either proceed with additional evaluation designed to clarify the potential for eventual
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Class/Sub-Class	Definition	Guidelines
commercial development or to temporarily suspend or delay further activities pending resolution of external contingencies.
Development Not Viable	A discovered accumulation for which there are no current plans to develop or to acquire additional data at the time due to limited production potential.	The project is not seen to have potential for eventual commercial development at the time of reporting, but the theoretically recoverable quantities are recorded so that the potential opportunity will be recognized in the event of a major change in technology or commercial conditions. The project “decision gate” is the decision not to undertake any further data acquisition or studies on the project for the foreseeable future.
Prospective Resources	Those quantities of petroleum which are estimated, as of a given date, to be potentially recoverable from undiscovered accumulations.	Potential accumulations are evaluated according to their chance of discovery and, assuming a discovery, the estimated quantities that would be recoverable under defined development projects. It is recognized that the development programs will be of significantly less detail and depend more heavily on analog developments in the earlier phases of exploration.
Prospect	A project associated with a potential accumulation that is sufficiently well defined to represent a viable drilling target.	Project activities are focused on assessing the chance of discovery and, assuming discovery, the range of potential recoverable quantities under a commercial development program.
Lead	A project associated with a potential accumulation that is currently poorly defined and requires more data acquisition and/or evaluation in order to be classified as a prospect.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to confirm whether or not the lead can be matured into a prospect. Such evaluation includes the assessment of the chance of discovery and, assuming discovery, the range of potential recovery under feasible development scenarios.
Play	A project associated with a prospective trend of potential prospects, but which requires more data acquisition and/or evaluation in order to define specific leads or prospects.	Project activities are focused on acquiring additional data and/or undertaking further evaluation designed to define specific leads or prospects for more detailed analysis of their chance of discovery and, assuming discovery, the range of potential recovery under hypothetical development scenarios.
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Table 2: Reserves Status Definitions and Guidelines
Status	Definition	Guidelines
Developed Reserves	Developed Reserves are expected quantities to be recovered from existing wells and facilities.	Reserves are considered developed only after the necessary equipment has been installed, or when the costs to do so are relatively minor compared to the cost of a well. Where required facilities become unavailable, it may be necessary to reclassify Developed Reserves as Undeveloped. Developed Reserves may be further sub-classified as Producing or Non-Producing.
Developed Producing Reserves	Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.	Improved recovery reserves are considered producing only after the improved recovery project is in operation.
Developed Non-Producing Reserves	Developed Non-Producing Reserves include shut-in and behind-pipe Reserves.	Shut-in Reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not yet started producing, (2) wells which were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe Reserves are expected to be recovered from zones in existing wells which will require additional completion work or future re-completion prior to start of production. In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.
Undeveloped Reserves	Undeveloped Reserves are quantities expected to be recovered through future investments:	(1) from new wells on undrilled acreage in known accumulations, (2) from deepening existing wells to a different (but known) reservoir, (3) from infill wells that will increase recovery, or (4) where a relatively large expenditure (e.g. when compared to the cost of drilling a new well) is required to (a) recomplete an existing well or (b) install production or transportation facilities for primary or improved recovery projects.
Table 3: Reserves Category Definitions and Guidelines
Category	Definition	Guidelines
Proved Reserves	Proved Reserves are those quantities of petroleum, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be commercially recoverable, from a given date forward, from known reservoirs and	If deterministic methods are used, the term reasonable certainty is intended to express a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90% probability that the quantities actually recovered will equal or exceed the estimate. The area of the reservoir considered as Proved includes (1) the area delineated by drilling and defined by fluid contacts, if any, and (2) adjacent
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Category	Definition	Guidelines
under defined economic conditions, operating methods, and government regulations.
undrilled portions of the reservoir that can reasonably be judged as continuous with it and commercially productive on the basis of available geoscience and engineering data. In the absence of data on fluid contacts, Proved quantities in a reservoir are limited by the lowest known hydrocarbon (LKH) as seen in a well penetration unless otherwise indicated by definitive geoscience, engineering, or performance data. Such definitive information may include pressure gradient analysis and seismic indicators. Seismic data alone may not be sufficient to define fluid contacts for Proved reserves (see “2001 Supplemental Guidelines,” Chapter 8). Reserves in undeveloped locations may be classified as Proved provided that:
•
The locations are in undrilled areas of the reservoir that can be judged with reasonable certainty to be commercially productive.

•
Interpretations of available geoscience and engineering data indicate with reasonable certainty that the objective formation is laterally continuous with drilled Proved locations. For Proved Reserves, the recovery efficiency applied to these reservoirs should be defined based on a range of possibilities supported by analogs and sound engineering judgment considering the characteristics of the Proved area and the applied development program.

Probable Reserves	Probable Reserves are those additional Reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than Proved Reserves but more certain to be recovered than Possible Reserves.	It is equally likely that actual remaining quantities recovered will be greater than or less than the sum of the estimated Proved plus Probable Reserves (2P). In this context, when probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the 2P estimate. Probable Reserves may be assigned to areas of a reservoir adjacent to Proved where data control or interpretations of available data are less certain. The interpreted reservoir continuity may not meet the reasonable certainty criteria. Probable estimates also include incremental recoveries associated with project recovery efficiencies beyond that assumed for Proved.
Possible Reserves	Possible Reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recoverable than Probable Reserves.	The total quantities ultimately recovered from the project have a low probability to exceed the sum of Proved plus Probable plus Possible (3P), which is equivalent to the high estimate scenario. When probabilistic methods are used, there should be at least a 10% probability that the actual quantities recovered will equal or exceed the 3P estimate. Possible Reserves may be assigned to areas of a reservoir adjacent to Probable where data control and interpretations of available data are progressively less certain. Frequently, this may be in areas where
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Category	Definition	Guidelines
geoscience and engineering data are unable to clearly define the area and vertical reservoir limits of commercial production from the reservoir by a defined project. Possible estimates also include incremental quantities associated with project recovery efficiencies beyond that assumed for Probable.
Probable and Possible Reserves	(See above for separate criteria for Probable Reserves and Possible Reserves.)	The 2P and 3P estimates may be based on reasonable alternative technical and commercial interpretations within the reservoir and/or subject project that are clearly documented, including comparisons to results in successful similar projects. In conventional accumulations, Probable and/or Possible Reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from Proved areas by minor faulting or other geological discontinuities and have not been penetrated by a wellbore but are interpreted to be in communication with the known (Proved) reservoir. Probable or Possible Reserves may be assigned to areas that are structurally higher than the Proved area. Possible (and in some cases, Probable) Reserves may be assigned to areas that are structurally lower than the adjacent Proved or 2P area. Caution should be exercised in assigning Reserves to adjacent reservoirs isolated by major, potentially sealing, faults until this reservoir is penetrated and evaluated as commercially productive. Justification for assigning Reserves in such cases should be clearly documented. Reserves should not be assigned to areas that are clearly separated from a known accumulation by non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results); such areas may contain Prospective Resources. In conventional accumulations, where drilling has defined a highest known oil (HKO) elevation and there exists the potential for an associated gas cap, Proved oil Reserves should only be assigned in the structurally higher portions of the reservoir if there is reasonable certainty that such portions are initially above bubble point pressure based on documented engineering analyses. Reservoir portions that do not meet this certainty may be assigned as Probable and Possible oil and/or gas based on reservoir fluid properties and pressure gradient interpretations.
Harvest Royalties Holdings LP – 01.01.21 3P Reserves Report, SEC Pricing, January 8, 2021 – Page 12

PART II
Item 20.   Indemnification of Directors and Officers.
Oklahoma General Corporation Law
Section 1031 of the OGCA sets forth circumstances under which directors, officers, employees, and agents may be insured or indemnified against liability, which they may incur in their capacities. Under Section 1031, an Oklahoma corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was illegal. An Oklahoma corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses (including attorneys’ fees) which such officer or director actually and reasonably incurred.
Certificate of Incorporation and Bylaws of Chesapeake
Chesapeake’s charter and Chesapeake’s bylaws provide that Chesapeake will indemnify and hold harmless, to the fullest extent permitted by the Oklahoma law, any person who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was one of Chesapeake’s directors or officers or is or was serving at Chesapeake’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. Chesapeake’s charter and bylaws further provide for the payment of expenses to each of its officers and directors.
Chesapeake’s charter provides that a director of Chesapeake shall not be personally liable to Chesapeake or its shareholders for damages for breach of fiduciary duty as a director, except for personal liability for: (a) acts or omissions by such director not in good faith or which involve intentional misconduct or a knowing violation of law; (b) the payment of dividends or the redemption or purchase of stock in violation of Section 1053 of the OGCA; (c) any breach of such director’s duty of loyalty to Chesapeake or its shareholders; or (d) any transaction from which such director derived an improper personal benefit.
If the OGCA is amended to authorize corporate action further limiting the liability of directors, then, in accordance with Chesapeake’s charter, the liability of Chesapeake’s directors to Chesapeake, in addition to the limitation on personal liability provided in Chesapeake’s charter, will be limited to the fullest extent authorized by the OGCA, as so amended. Any repeal or modification of provisions of Chesapeake’s charter limiting the liability of directors by Chesapeake’s shareholders will be prospective only, and shall not adversely affect any limitation on the personal liability of a director of Chesapeake existing at the time of such repeal or modification.
D&O Insurance and Indemnification Agreements
Chesapeake also maintains a general liability insurance policy that covers certain liabilities of directors and officers of Chesapeake arising out of claims based on acts or omissions in their capacities as directors or officers, whether or not Chesapeake would have the power to indemnify such person against such liability under the OGCA or the provisions of Chesapeake’s charter.
Chesapeake has also entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements require Chesapeake to (a) indemnify these individuals to the fullest extent permitted under Oklahoma law against liabilities that may arise by reason of their service to Chesapeake and (b) advance expenses reasonably incurred as a result of any proceeding against them as to which they could be indemnified. Each indemnity agreement is in substantially the form included as Exhibit 10.8 to the Chesapeake’s Current Report on Form 8-K filed with the SEC on February 9, 2021. The description of the indemnification agreements is qualified in its entirety by reference to the full text of the form of indemnity agreement, which is incorporated herein by reference.
Indemnification and Insurance under the Merger Agreement
Chesapeake and the surviving company have agreed to, jointly and severally, indemnify, defend and hold harmless certain officers, directors and employees of Vine and its subsidiaries (the “indemnified persons”) against costs and liabilities (including attorneys’ and other professionals’ fees and expenses), arising, in whole or in part, out of the fact that such person is or was a director, officer or employee of Vine or any of its subsidiaries, a fiduciary under any Vine plan or any employee benefit plan of Vine or any of its subsidiaries or is or was serving at the request of Vine or any of its subsidiaries as a director, officer, employee or agent of another entity or by reason of anything done or not done by such person in any such capacity, whether pertaining to any act or omission occurring or existing prior to or at, but not after, the closing (such liabilities, the “indemnified liabilities”), including all indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the merger agreement or the transactions contemplated by the merger agreement, in each case to the fullest extent such person is entitled to indemnification under applicable law.
Chesapeake and the surviving company agree that, until the six year anniversary date of the closing, neither Chesapeake nor the surviving company shall amend, repeal or otherwise modify any provision in the organizational documents of the surviving company or its subsidiaries in any manner that would adversely affect the rights thereunder of any indemnified person to indemnification, exculpation and advancement in respect of the indemnified liabilities except to the extent required by applicable law. Chesapeake has agreed to, and will cause its subsidiaries, including the surviving company, to, fulfill and honor any indemnification, expense advancement or exculpation agreements between Chesapeake, Vine or any of their respective subsidiaries and any of their respective directors or officers existing and in effect prior to August 10, 2021.
Chesapeake and the surviving company will cause to be put in place, and Chesapeake will fully prepay immediately prior to the closing, “tail” insurance policies with a claims period of at least six years from the closing in an amount and scope at least as favorable as Vine’s existing policies with respect to matters, acts or omissions existing or occurring at or prior to, or after, the closing. In no event will the aggregate cost of the directors’ and officers’ liability insurance exceed during the tail period 300% of the current aggregate annual premium paid by Vine for such purpose, provided, that if the cost of such insurance coverage exceeds such amount, the surviving company will obtain a policy with the greatest coverage available for a cost not exceeding such amount.

Item 21.   Exhibits
The following is a list of exhibits filed as a part of this registration statement.
Exhibit Number	Description
2.1*±	Agreement and Plan of Merger, dated as of August 10, 2021, by and among Chesapeake Energy Corporation, Hannibal Merger Sub, Inc., Hannibal Merger Sub, LLC, Vine Energy Inc. and Vine Energy Holdings LLC (attached as Annex A to this proxy statement/prospectus which forms part of this Registration Statement).
3.1	Second Amended and Restated Certificate of Incorporation of Chesapeake Energy Corporation (incorporated by reference to Exhibit 3.1 to Chesapeake’s Current Report on Form 8-K filed on February 9, 2021).
3.2	Second Amended and Restated Bylaws of Chesapeake Energy Corporation (incorporated by reference to Exhibit 3.2 to Chesapeake’s Current Report on Form 8-K filed on February 9, 2021).
3.3	Certificate of Elimination of Series B Preferred Stock of Chesapeake Energy Corporation (incorporated by reference to Exhibit 3.1 to Chesapeake’s Annual Report on Form 10-K filed on March 1, 2021).
4.1	Description of Chesapeake Energy Corporation’s Securities (incorporated by reference to Chesapeake’s Registration Statement on Form 8-A filed on February 9, 2021).
4.2	Form of Class A Warrant Agreement, including the form of Warrant Certificate (incorporated by reference to Chesapeake’s Current Report on Form 8-K filed on February 9, 2021).
4.3	Form of Class B Warrant Agreement, including the form of Warrant Certificate (incorporated by reference to Chesapeake’s Current Report on Form 8-K filed on February 9, 2021).
4.4	Form of Class C Warrant Agreement, including the form of Warrant Certificate (incorporated by reference to Chesapeake’s Current Report on Form 8-K filed on February 9, 2021).
4.5	Form of Indenture for Senior Debt Securities (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to Chesapeake’s Registration Statement on Form S-3 filed on June 23, 2021).
4.6	Form of Indenture for Subordinated Debt Securities (incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Chesapeake’s Registration Statement on Form S-3 filed on June 23, 2021).
4.7	Form of Senior Debt Securities (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to Chesapeake’s Registration Statement on Form S-3 filed on June 23, 2021).
4.8	Form of Subordinated Debt Securities (incorporated by reference to Exhibit 4.6 to Amendment No. 1 to Chesapeake’s Registration Statement on Form S-3 filed on June 23, 2021).
5.1*	Opinion of Derrick & Briggs, LLP as to the validity of Chesapeake Energy Corporation’s common stock being registered.
10.1	Registration Rights Agreement, dated as of August 10, 2021, by and among Chesapeake Energy Corporation, Brix Investment LLC, Brix Investment II LLC, Harvest Investment LLC, Harvest Investment II LLC, Vine Investment LLC and Vine Investment II LLC (incorporated by reference to Exhibit 10.1 to Chesapeake’s Current Report on Form 8-K filed on August 11, 2021).
10.2	Merger Support Agreement, dated as of August 10, 2021, by and among Chesapeake Energy Corporation, Hannibal Merger Sub, Inc., Hannibal Merger Sub, LLC, Vine Energy Inc. and the stockholders of Vine Energy Inc. listed thereto (attached as Annex B to this proxy statement/prospectus which forms part of this Registration Statement).
21.1	Subsidiaries of Chesapeake Energy Corporation (incorporated by reference to Exhibit 21 to Chesapeake’s Annual Report on Form 10-K filed on March 1, 2021).
23.1*	Consent of Derrick & Briggs, LLP (included in Exhibit 5.1).
23.2*	Consent of PricewaterhouseCoopers LLP with respect to Chesapeake Energy Corporation’s financial statements.

Exhibit Number	Description
23.3*	Consent of Deloitte & Touche LLP with respect to Vine Energy Inc.’s financial statements.
23.4*	Consent of Deloitte & Touche LLP with respect to Vine Oil & Gas LP’s financial statements.
23.5*	Consent of Deloitte & Touche LLP with respect to Brix Oil & Gas Holdings LP and Harvest Royalties Holdings LP’s financial statements.
23.6*	Consent of LaRoche Petroleum Consultants, Ltd. with respect to Chesapeake Energy Corporation’s financial statements.
23.7*	Consent of W.D. Von Gonten & Co. with respect to Vine Oil & Gas LP’s, Brix Oil & Gas Holdings LP’s and Harvest Royalties Holdings LP’s reserve reports.
24*	Power of Attorney (included on signature page hereto).
99.1#	Form of Vine proxy card for the special meeting.
99.2*	Consent of Houlihan Lokey Capital, Inc.

*
Filed herewith.

#
To be filed, if necessary, as an exhibit to a post-effective amendment to this registration statement or as an exhibit to a Current Report on Form 8-K and incorporated by reference herein

±
Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Chesapeake agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

Item 22.   Undertakings
(a)
The undersigned registrant hereby undertakes:

(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

•
to include any prospectus required by Section 10(a)(3) of the Securities Act;

•
to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

•
to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

•
any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

•
any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

•
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•
any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)
The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(d)
The registrant undertakes that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(f)
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(g)
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

CHESAPEAKE SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Oklahoma City, Oklahoma on the 1st day of September, 2021.
CHESAPEAKE ENERGY CORPORATION
By:
/s/ Michael Wichterich

Michael Wichterich
Chairman of the Board and Interim Chief     Executive Officer
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Domenic J. Dell’Osso, Jr. and Benjamin E. Russ as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him in any and all capacities, to sign any or all amendments or post-effective amendments to this Registration Statement, or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with exhibits hereto and other documents in connection therewith or in connection with the registration of the securities under the Securities Act, with the SEC, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that such attorney-in-fact and agent or her substitutes may do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on the 1st day of September, 2021.
Name	Title
/s/ Michael Wichterich Michael Wichterich	Chairman of the Board and Interim Chief Executive Officer (Principal Executive Officer)
/s/ Domenic J. Dell’Osso, Jr. Domenic J. Dell’Osso, Jr.	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Gregory M. Larson Gregory M. Larson	Vice President — Accounting and Controller (Principal Accounting Officer)
/s/ Timothy S. Duncan Timothy S. Duncan	Director
/s/ Benjamin C. Duster, IV Benjamin C. Duster, IV	Director
/s/ Sarah Emerson Sarah Emerson	Director
/s/ Matthew M. Gallagher Matthew M. Gallagher	Director
/s/ Brian Steck Brian Steck	Director